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08001516

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Bear Creek Mining Corporation

*CURRENT ADDRESS 1050-625 Howe St.
Vancouver, B.C. V6C 2T6
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35761 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 3/28/08



CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

17 January 2007

NEWS RELEASE

BEAR CREEK ANNOUNCES THE ACQUISITION OF TWO NEW GOLD PROPERTIES IN PERU; SANTA ANA PROJECT UPDATE

Vancouver, B.C. - Bear Creek Mining Corporation (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce the acquisition of two new gold projects, both located along the prolific Pierina - Alto Chicama – Yanacocha gold belt in northern Peru. Neither property has ever been drill-tested. Drill targets are already defined on both properties and further detailed exploration is planned which is expected to identify additional targets.

El Abuelo Project

The El Abuelo project (500 has.) is located approximately midway between Barrick Gold's Pierina and Alto Chicama mines. Gold mineralization is associated with white crystalline quartz veins, stockwork and breccias hosted in Chicama black shales (Cretaceous-age) along a northeast-trending structural zone that currently measures 2,000 x 100m. The mineralization remains open in all directions. Mr. Mike McClave, an independent qualified person under the definitions of NI 43-101, evaluated the property for Bear Creek Mining in November 2006 and concludes that the geologic environment is similar to slate belt gold systems which have the potential to be large and may extend to great depths. Evidence of past mining by hydraulic and placer methods suggests the presence of significant free gold recoverable by low-cost gravity and leach methods.

The 82 surface rock chip samples collected to date average 1.7g/t gold, and:

- 39 samples assay greater than 0.5g/t Au,
- 24 samples assay greater than the average, and
- the 6 highest assays returned 6.6, 7.7, 9.1, 10.4, 12.4 and 17.2 g/t Au.

Gold is the primary metallic element with minimal silver or base metals.

Bear Creek can earn 100% of the property by making escalating payments totaling $10M over 4 years, investing a minimum of $1M in exploration over 3 years and drilling a minimum of 1,000m in the first 6 months.

Don Marcelo Project

The Don Marcelo property (1100 has.) is located in the Cordillera Negra, Ancash Department, approximately 50km south of Barrick's Pierina Mine. Upper Miocene Calipuy andesite volcanics host northeast-trending vein sets, stockwork and breccias over areas measuring approximately 1500 x 500m and 2000 x 100m around a possible central volcanic dome complex. Vuggy, massive and granular silica are the main gold-mineralization hosts.

The surface sampling database (316 samples) contains 89 samples greater than 100ppb gold with the 6 best assays returning 1.0, 1.6, 1.7, 1.9, 2.3 and 3.0ppm gold. Elevated mercury values of

1.5 to 80ppm suggest that Don Marcelo is exposed at the higher levels of an untested epithermal system with gold potential at very shallow depth. As with El Abuelo, gold is the primary metallic element with minimal silver or base metals.

Bear Creek can acquire 75% of the property through escalating cash payments over 4 years totaling $4M with a commitment to complete a geophysical survey and drill a minimum of 1500m within the first 12 months. Bear Creek retains the right to obtain the remaining 25% interest by making a one-time payment based upon recoverable gold or gold-equivalent precious metals contained in proven reserves defined in a pre-feasibility study. The payment is defined as:

- $10M for up to 2M ounces gold
- $20M for 2-5M ounces gold
- $30M for more than 5M ounces gold.

Andrew Swarthout, President/CEO of Bear Creek, states: "With the addition of two new gold targets to Bear Creek's project pipeline, we continue to leverage the fundamental strengths of our company in exploration. This exploration focus has led to numerous past successes such as the Corani and Santa Ana silver discoveries. Our team's ability to continue to identify and acquire opportunities such as these brings exceptional potential to create value through the discovery of additional precious metal deposits. We look forward to the commencement of drilling on both of these projects during the first two quarters of 2007."

To access the current project location map directly please refer to:
http://www.bearcreekmining.com/i/maps/Jan15pr.jpg.

Santa Ana Project - Update

At the Santa Ana silver discovery, all data from Phase 2 drilling has been received and Phase 3 drilling is being planned to commence during the second quarter of 2007. Phase 3 drilling will be designed on the basis of metallurgical testing aimed at evaluating the low-cost, heap leaching potential for the large volumes of silver mineralization exposed at the surface and confirmed at shallow depth by wide-spaced drilling. Additionally, Phase 3 will explore the northeast and southwest extensions of mineralization where drill holes SA-10B and SA-12 intersected 38 meters averaging 86g/t silver, including 6 meters at 315g/t silver and 46m averaging 89.0g/t Ag, including 6 meters at 418.0g/t Ag, respectively; and mineralization remains open. Initial metallurgical leach testing is underway and results will be reported as they are received.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo. Bear Creek's Vice President of Exploration, who serves as the qualified person (QP) under the definitions of National Instrument 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


BEAR CREEK
MINING CORPORATION

CORPORATE HEADQUARTERS • VANCOUVER
#1050-625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

30 January 2007

NEWS RELEASE

CDN$6,955,000 MILLION RECEIVED THROUGH WARRANT EXERCISE: PROCEEDS TO FUND CONTINUED AGGRESSIVE EXPLORATION IN PERU

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce that further to the news release dated December 20, 2006, 2,072,210 warrants have been exercised resulting in the addition of CDN$6,955,000 to the Company's cash position . The Company is pleased to report that all of the outstanding Series D and E warrants outstanding were exercised.

With the addition of over CDN$6.9 million to the Company's treasury Bear Creek is in an excellent position to continue to add shareholder value through its ongoing drill programs on several of its precious metals prospects, including both the Corani and Santa Ana silver deposits, Bear Creek will also be fast tracking a pre-feasibility study at the world class Corani Silver deposit during 2007.

Andrew Swarthout, President/CEO, states that "The early exercise of these warrants provides the Company with additional capital with which to continue our fast-track development of Bear Creek's two exciting silver deposits, Corani and Santa Ana, and provides the opportunity to add further value by drilling several new targets that our exploration group is moving to the drill-ready stage without adding any additional dilution."

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

– End –

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:
All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo. Bear Creek's Vice President of Exploration, who serves as the qualified person (QP) under the definitions of National Instrument 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.



CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

31 January, 2007

NEWS RELEASE

MORE POSITIVE DRILL RESULTS CONTINUE TO EXPAND CORANI SILVER DEPOSIT; NEW SILVER AND BASE METALS DISCOVERIES OPEN POTENTIAL TO THE WEST

VANCOUVER, B.C.- Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results for thirty-seven additional drill holes (6,024 meters) from the Corani project. These results represent all of the holes drilled since the recently updated resource estimation (see news release 5 December 2006) on this major silver discovery. The total drilling completed on the property now stands at 67,823.6 meters in 410 holes, including 4 additional metallurgical test holes drilled in December 2006. Highlights of this release include:

- **Corani Este: Drilling continues to expand silver mineralization to the northwest under post-mineral tuff with C173A with 86 meters averaging 64.6 g/t silver, including 18 meters averaging 104.8 g/t silver**
- **Minas Corani: Drilling between east and west limbs intersects 14 meters averaging 143 g/t Ag, 2.1% Pb and 6.6% Zn**
- **Minas Corani: Infill drilling includes C-178 with 63 meters averaging 79.4 g/t silver, including 16 meters averaging 128.0 g/t silver, and C184A with 87 meters averaging 60.5 g/t silver, including 42 meters at 80.7 g/t silver**
- **Mineralization remains open in all deposits**

Andrew Swarthout, President and CEO, stated "Exploration drilling under post-mineral cover continues to show that mineralization remains open to the west and north of the three principle outcropping deposits that host the silver-base metals resources reported last month. This confirms the potential for additional discoveries within this still under-explored district where the world-class resources defined to date are flanked on almost all sides by thin cover (To access the Corani District Exploration Potential Map directly please refer to:

http://www.bearcreekmining.com/s/PhotosAndMaps.asp?ReportID=168832)

New discoveries will likely be "blind" targets that will be found either under the post mineral tuff or in the large color anomaly where we have only drill tested 10% of the area. Drilling aimed at increasing resources is ongoing in conjunction with scoping study and pre-feasibility work."

THE LATEST DRILL HOLE RESULTS ARE AS FOLLOWS:

CORANI ESTE

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)
C-167	250	-70	260	155	212	**57**	**40.0**	0.4	0.1
includes				184	200	**16**	**79.1**	0.3	nil
C-167A	70	-80	261	149	226	**77**	**45.7**	0.3	nil
C-170	250	-70	248	95	140	**45**	**64.6**	0.4	nil
includes				102	120	**18**	**80.6**	0.5	nil
C-170A	70	-70	215	110	182	**72**	**35.1**	0.9	0.3
C-173	250	-70	236	158	190	**32**	**35.6**	0.3	nil
C-173A	70	-70	256	158	244	**86**	**64.6**	0.6	0.1
includes				194	212	**18**	**104.8**	0.4	0.1
and				220	230	**10**	**129.2**	1.7	0.1
C-176	250	-70	299	**No significant intervals**					

MAIN CORANI

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)
C-174	70	-70	108	38	106	**68**	**28.4**	0.9	**0.8**
C-174A	250	-70	142	2	8	**6**	**125**	5.1	**1.0**
				42	48	**6**	**78**	1	0.2
				92	102	**10**	**17.8**	0.4	**0.9**

MINAS CORANI ZONE

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)
C-162A	250	-70	233	146	188	**42**	**26.9**	1.1	**0.7**
C-168	70	-70	141	**No significant intervals**					
C-168A	250	-70	156	44	54	**10**	**30.8**	**0.4**	**0.1**
C-169	70	-70	70	44	46	**2**	**102**	0.7	0.7
C-169A	250	-70	82	60	76	**16**	**24.8**	0.8	**1.0**
C-171	70	-45	147	90	106	**16**	**26.9**	0.6	**0.5**
C-171A	70	-70	115	82	96	**14**	**18.6**	0.4	**1.0**
C-172	70	-45	214	20	58	**38**	**41.2**	0.2	**0.1**
includes				20	32	**12**	**74**	0.3	0.2
C-172A	70	-70	176	**No significant intervals**					
C-175	70	-70	173	**No significant intervals**					
C-175A	250	-70	185	**No significant intervals**					
C-177	70	-70	158	62	72	**10**	**141**	0.4	0.2
				138	144	**6**	**35**	0.3	**2.5**
C-177A	250	-70	120	68	72	**4**	**48.5**	2.3	0.2
C-178	250	-70	132	11	74	**63**	**79.4**	1.1	0.2
includes				18	34	**16**	**128.5**	1.9	**0.5**
C-178A	70	-70	114	11	64	**53**	**34.7**	0.4	nil
C-180	70	-70	112	0	96	**96**	**25.3**	1.1	**0.5**
includes				76	90	**14**	**47.7**	1.3	0.6
C-180A	250	-70	158	0	46	**46**	**27.6**	2.2	0.2
includes				8	20	**12**	**63.3**	3.7	0.4
C-181	70	-70	233	10	56	**46**	**68.4**	0.7	0.1
				124	130	**6**	**68.0**	0.8	**3.0**
				148	162	**14**	**143.3**	2.1	**6.6**
				200	202	**2**	**103.0**	1.0	**1.2**
C-181A	250	-70	105	9	62	**53**	**42.5**	0.6	0.1
includes				24	38	**14**	**100.4**	1.6	0.1
C-182	70	-70	140	56	76	**20**	**8.5**	0.2	**0.7**
				88	102	**14**	**11.3**	0.1	**0.6**
C-182A	250	-60	127	0	40	**40**	**25.2**	0.9	**0.6**
C-183	250	-50	139	72	132	**60**	**18.0**	0.1	0.4
C-183A	70	-70	164	**No significant intervals**					
C-184	70	-70	154	0	146	**146**	**28.8**	0.4	0.2
includes				14	26	**12**	**53.8**	0.3	0.1
and				128	132	**4**	**126.5**	1.6	**2.4**
C-184A	250	-70	133	3	90	**87**	**60.5**	0.6	0.1
includes				22	64	**42**	**80.7**	0.8	0.1
C-185	250	-70	118	**No significant intervals**					

(Please refer to Bear Creek's website at www.bearcreekmining.com for drill hole locations, trench **assay** maps, previously reported drill intervals and detailed assay results. To access the silver drill hole map directly please refer to: http://www.bearcreekmining.com/s/PhotosAndMaps.asp?ReportID=168831)

Corani Este- Drilling continues to show that the mineralized system extends to the northwest under post-mineral cover at the head of the glacial valley with drill holes offsetting the positive results from the C125 and C126 series of holes (see news release 10 October 2006). Drill hole C173A intersected a significant interval of silver mineralization (86m at 64.6g/t Ag, including 18m at 104.8 g/t Ag) located to the northwest of the head of the glacial valley 125 meters northwest of the

limits of the previous resource estimation. Additional drilling is in progress to the north and southwest to extend this mineralization where it remains open.

Minas Corani - Infill drilling at Minas confirms the recent resource estimate with drill hole C178 averaging 63m at 79.4g/t silver, including 16m at 128.0g/t silver, and drill hole C184A intersecting 87m at 60.5g/t silver, including 42m at 80.7 g/t silver. Additionally, two holes located on opposite extremes of Minas, to the southwest and northeast have intersected 44m at 1.1% zinc (C177 from 100m to 144m) and 16m at 1.1% zinc (C180 from 84m to 100m), expanding the potential to add significant zinc resources to the Corani silver resources. Continued drilling beyond the limits of the current defined resource at Minas Corani will offset good intersections, such as drill hole C152A which intersected 83m averaging 79.6g/t silver. Importantly, drill hole hole C181, which in fills the area between the East and West limbs of Minas Corani, encountered an aggregate mineralized section of 68 meters at 84.8 g/t Ag, 1.0% Pb and 1.7% zinc in four separate zones.

New Zone – Drill hole C172 intersected 38m at 41.2g/t silver and indicating that additional drilling along strike to the northwest under thin cover is needed to fully evaluate the area where surface sampling has defined a 700m x 300m zone of quartz and stock work veining in pre-mineral tuff with grades up to 100 g/t Ag and up to 0.5 g/t gold. Drilling in this newly discovered area continues. Post-mineral cover to the west of Minas Corani and Main Corani likely contains additional untested targets.

Corani Main- Hole C174 intersected 44m (from 60m to 104m) at 1.2% zinc, opening up a new area of zinc mineralization on the far northeast corner of Main that could coalesce with the zinc drilled on the south edge of Minas (e.g C151A with 22 m at 1.0% zinc).

Stibnite Zone – Two scout holes have been drilled in the stibnite zone, located to the east-southeast of the gold zone, with anomalous silver intersected over narrow widths (e.g. C179, 6m with 24.3g/t silver). The entire hematite-rich color anomaly associated with the stibnite mineralization measures 1500m in diameter and additional drilling is warranted to further test this large altered and mineralized target area.

Two drills continue on the project focused on exploring extensions under cover in both the Corani Este and Minas Corani targets and initial condemnation drilling at proposed tailings and waste sites.

Metallurgical Testing- Four additional large-diameter HQ drill holes were completed in December 2006 and the split core was forwarded to SGS - Lakefield Research in Canada under the supervision of Transmin Metallurgical Consultants (Lima) for compositing and advanced metallurgical testing. The test work will focus on areas identified in the preliminary mine plan as high-grade feed accessible for the first years of production. Test work is being designed to build upon the positive results in previous testing to further optimize recoveries in silver, lead, and zinc for the purposes of advancing a preliminary feasibility study. Test work has commenced on two composites and results are expected in the next month.

For the development of the scoping study, Bear Creek will be utilizing the results from the metallurgical tests being performed at Lakefield Research to further define the process components of the project which will allow us to estimate the process flow sheet, recoveries and costs associated with the processing methods with a higher degree of precision.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:
All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration, who serves as the qualified person (QP) under the definitions of National Instrument 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Phase I drilling to commence on Abuelo project; additional positive surface sampling outlines large gold anomaly

VANCOUVER, Feb. 20 /CNW/ - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce sampling has defined several drilling targets on its El Abuelo gold project, located midway between Barrick Gold's Pierina and Alto Chicama mines. El Abuelo is an untested, outcropping gold system associated with quartz veins, stockwork and breccias hosted in Chicama black shales (Cretaceous-age) along a northeast-trending structural zone that currently measures 1,200 x 100m (see news release 17 January '07). Old underground mine workings and areas of hydraulic mining at the surface suggest the presence of free gold as well as continuity of mineralization at depth.

A total of 201 outcrop and chip channel rock geochemical samples have been collected along the trend, and mineralization remains open in all directions; particularly to the northeast where the last outcrop sample returned 3.51 g/t Au. The results are summarized as follows (see link to map http://www.bearcreekmining.com/i/pdf/ELABUELO16_02_2007.pdf):

<<

- Surface rock chip samples - 151 outcrop chip samples; 62 returned values greater than 0.30 g/t Au averaging 2.62 g/t Au, and ranging from 0.32 g/t to 17.2 g/t Au.

- Channel Samples - 50 rock-chip channel samples (2m length each); 26 returned values greater than 0.30 g/t Au averaging 1.51 g/t Au, and ranging from 0.30 g/t to 5.78 g/t Au.

>>

An additional 52 samples were collected from exploration trenches in areas where no outcrop was present. The veins and stockwork at the prospect are best developed and most extensive when crossing the sedimentary bedding at vertical to high angles. The trenches, dug through deep cover (to 2m), encountered shallowly dipping sediments which did not permit representative sampling perpendicular to the bedding. Nonetheless, the samples exhibit anomalous gold with five samples greater than 0.30 g/t Au averaging 0.49 g/t Au. Bear Creek has decided to proceed directly to a scout drilling program in areas of cover to provide a more representative test for mineralization rather than continue with trenching.

A drill program (minimum 1,000 meters in ten drill holes) will test areas of outcropping mineralization as well as covered areas and will commence in early March. The drilling is designed to confirm the continuity of mineralization along strike and to depths of at least 80 meters. Phase II drilling and preliminary metallurgical test work will be designed once drill results are received, expected in April.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo. Bear Creek's Vice President of Exploration, who serves as the qualified person (QP) under the definitions of National Instrument 43-101. All diamond drilling to be performed using HQ diameter core. Core is to be logged and split on site under the supervision of Bear Creek geologists. Sampling will be done on two-meter intervals and samples will be transported by Company staff to Trujillo, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification.

Gold and silver assays will utilize geochem fire assay for gold and ICP multi-element analysis, including silver. The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. (x) Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

%SEDAR: 00013503E

/For further information: Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations, Phone: (604) 685-6269, Direct: (604) 628-1111, E-mail: info(at)bearcreekmining.com; For further information, please visit the Company's website (www.bearcreekmining.com)/
(BCM.)

CO: Bear Creek Mining Corporation

CNW 13:09e 20-FEB-07



CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

2 March 2007

NEWS RELEASE

POSITIVE DRILL RESULTS CONTINUE TO EXPAND CORANI SILVER DEPOSIT; SANTA ANA AND EL ABUELO PROJECT UPDATES

VANCOUVER, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results for twenty-one additional drill holes (3,360 meters) from the Corani project. These results bring the total to 104 holes drilled since the latest updated resource estimation on this major silver discovery (see news release 5 December 2006). The total drilling completed on the property now stands at 71,184 meters in 431 holes. Highlights of this release include:

- **Minas Corani: Drilling further extends mineralization to the northwest under post-mineral tuff cover with 83 meters averaging 76 g/t Ag and 0.9% Pb, including 20 meters averaging 171 g/t Ag and 1.8% Pb (C-191), and 72 meters averaging 65 g/t Ag and 0.6% Pb, including 26 meters averaging 96 g/t Ag and 0.9% Pb (C-191A).**

- **Minas Corani: Infill drilling continues to confirm continuity (C-192A with 50 meters averaging 53 g/t Ag and 0.7% Pb, including 8 meters averaging 134 g/t Ag and 1.6% Pb).**

- **Minas Corani / Corani Este Connection: Drilling in the covered valley between Minas and Este intersects both silver and zinc mineralization.**

- **Current drilling focusing entirely on new targets as both silver and base metal mineralization remains open in all deposits.**

Andrew Swarthout, President and CEO, stated "Infill drilling at Corani is largely completed and we are now focused on unexplored targets within the Corani District. Tremendous potential remains for new discoveries at Corani in the targets that exist either under the post mineral tuff adjacent to known mineralization, or in the large, prospective color anomaly that hosts known mineralization, of which we have tested only 10 per cent of the area. Drilling aimed at increasing resources is ongoing in conjunction with scoping study and pre-feasibility work, which is focused on completing the final metallurgical flow sheet."

To access the Corani District Exploration Potential Map directly please refer to:
http://www.bearcreekmining.com/s/PhotosAndMaps.asp?ReportID=168832

THE LATEST DRILL HOLE RESULTS ARE AS FOLLOWS:

MINAS CORANI ZONE

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)
C-186	70	-50	168.05	48	156	**108**	**27.4**	0.4	0.1
includes				104	126	**22**	**54.4**	0.5	0.1
C-186A	250	70	111.75	32	58	**26**	**15.4**	0.1	0.1
C-188	70	-50	159.40	2	154	**152**	**17.5**	0.2	0.1
C-188A	250	-50	101.80	1	90	**89**	**16.0**	0.2	0.2
C190	250	-50	105.65	6	22	**16**	**36.9**	0.1	nil
				42	54	**12**	**Nil**	0.4	**0.5**
				66	94	**28**	**13.5**	0.7	**0.5**
including				82	86	**4**	**Nil**	**nil**	**1.5**
C-190A	70	-50	97.50	11	20	**9**	**23.4**	0.1	nil
				36	54	**18**	**10.4**	0.5	0.4
				76	78	**2**	**Nil**	**nil**	**1.0**
C-191	70	-60	224.35	77	160	**83**	**76.2**	0.9	0.1
including				106	114	**8**	**111.8**	1.2	0.2
and				138	158	**20**	**171.4**	1.8	0.1
				170	182	**12**	**nil**	0.3	**0.6**
C-191A	250	-70	158.00	72	144	**72**	**65.3**	0.6	0.1
including				102	128	**26**	**95.8**	0.9	0.1
C-192	250	-60	140.15	34	122	**88**	**35.8**	0.6	0.1
C-192A	70	-60	151.20	80	130	**50**	**52.6**	0.7	0.4
including				90	98	**8**	**133.8**	1.6	0.2
C-193	70	-70	191.35	79	174	**95**	**21.8**	0.4	0.1
C-193A	250	-70	233.20	56	74	**18**	**36.6**	0.4	0.1
				138	222	**84**	**36.6**	1.3	0.2
including				140	166	**26**	**77.3**	1.1	0.1
C-194	70	-70	254.55	96	116	**20**	**25.9**	0.7	0.1
C-194A	250	-70	212.35	56	124	**68**	**17.7**	0.3	0.1

CORANI ESTE

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)
C-185A	70	-70	105.70	64	78	**14**	**nil**	0.1	**1.1**
C-187	70	-70	151.80	No significant intervals					
C-187A	250	-70	100.80	No significant intervals					
C-189	250	-70	103.90	34	48	**14**	**12.9**	0.3	**0.5**
C-189A	70	-70	85.40	40	48	**8**	**24.8**	0.7	**2.0**
C-195	70	-70	258.15	168	200	**32**	**66.1**	0.6	0.1
				198	230	**32**	**nil**	0.4	**0.5**
including				226	230	**4**	**nil**	**nil**	**1.5**
C-195A	250	-70	245.35	98	198	**100**	**31.5**	**0.3**	**nil**

Please refer to Bear Creek's website at www.bearcreekmining.com for drill hole locations, trench **assay** maps, previously reported drill intervals and detailed assay results. To access the silver drill hole map directly please refer to: http://www.bearcreekmining.com/i/pdf/030207MAP.pdf

Minas Corani – Step-out drilling on the northwest extension continues to intersect significant mineralization that will have a very low stripping ratio under thin post-mineral tuff cover (75 meters thick). Drill holes C-191 and C-191A, intersected 83 meters averaging 76.2 g/t Ag and 0.9% Pb, including 20 meters averaging 171.4 g/t Ag and 1.8% Pb, and 72 meters averaging 65.3 g/t Ag and 0.6% Pb, including 26 meters averaging 95.8 g/t Ag and 0.9% Pb, respectively. These intersections lie directly on the trend of mineralization established by initial pit modeling and extend mineralization 70 meters to the northwest. Drilling will continue to extend the mineralization northwest and west where the resource remains open and the stripping ratios are favorable.

Infill drilling on the northeast extension confirms the December '06 resource with drill hole C-192 intersecting 50 meters at 52.6 g/t Ag.

Minas Corani / Corani Este Connection – Drill testing in the low covered area between these two main deposits at Corani has further expanded the zinc potential under shallow cover (C-185 with 14 meters averaging 1.1 % Zn). Higher-grade, zinc mineralization typically underlies and overlaps silver mineralization at Corani and this intersection confirms that zinc mineralization extends between Minas Corani and Corani Este throughout the topographically lower covered area. The connecting mineralization between Minas Corani and Corani Este is further confirmed with a new interval of 100 meters averaging 31.5 g/t Ag in drill hole C-195A. Additional drilling is in progress to the north and southwest to extend this mineralization where it remains open, and to test for continuity of both silver and zinc mineralization in the covered valley separating the two deposits.

Two drills continue on the project focused on exploring extensions under cover in both the Corani Este and Minas Corani targets. The December '06 resource estimate converted 34% of inferred resource into measured and indicated categories leaving only 12.5% of the resource in the inferred category, thus confirming the continuity of mineralization and that significant infill drilling is not necessary.

Metallurgical Testing- Test work continues at SGS-Lakefield Research on two composite samples from four large-diameter HQ drill holes completed in December 2006 and initial results are expected in the next month.

Updates: Other Properties

SANTA ANA: Detailed metallurgical bottle roll tests on 10 drill core reject samples has commenced at McClelland Labs in Sparks, Nevada, USA, and results will be reported as soon as they are received. Initial bottle roll and leach shaker tests strongly indicate that low-cost leaching performance will be favorable. Large metallurgical samples are being prepared at this time to be shipped to McClelland Labs for detailed column leach tests and are expected to confirm the project's amenability to heap leaching. Results of the detailed bottle roll test and the initial results from the column leach tests will be used to guide Phase III drilling in the second quarter, 2007.

EL ABUELO: Initial-phase core drilling (1000-1500 meters) commenced on 1 March on the El Abuelo gold project and full results of Phase I drilling are expected by mid-April. El Abuelo, one of several acquisitions made recently by Bear Creek as part of the Company's ongoing generative program, is a gold prospect (500 has.) located approximately midway between Barrick Gold's Pierina and Alto Chicama mines (See News Release of 17 January '07):

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website www.bearcreekmining.com

Regulatory footnotes:
All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration, who serves as the qualified person (QP) under the definitions of National Instrument 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


BEAR CREEK
MINING CORPORATION

CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

15 March, 2007

NEWS RELEASE

BEAR CREEK AND RIO TINTO FORMALIZED OPTION AGREEMENT ON CORANI SILVER DEPOSIT, PERU

Vancouver, B.C. - Bear Creek Mining Corporation (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce that the final Option and Shareholders Agreement was executed between Bear Creek and Rio Tinto Mining and Exploration Ltd. ("Rio Tinto") on March 15, 2007. The agreement formally defines and confirms the terms as set out in the Letter of Understanding signed between the parties on January 19, 2005 and previously disclosed by the Company. The key terms of the agreement are summarized as follows:

- Bear Creek's only remaining fixed payment to earn its 70% interest is US$3 million due January 2008. The Company has previously paid a total of US$2.4 million to Rio Tinto.
- Bear Creek is to pay Rio Tinto the following success fees based upon Recoverable Reserves defined by a Feasibility Study:
  - US$ 1.10 per ounce of gold;
  - US$0.015 per ounce of silver; and
  - US$0.005 per pound of copper.
- In addition, a success fee of US$5 million shall be paid in each of the events that Recoverable Reserves exceed 1 million ounces gold and/ or 100 million ounces silver, such payment not to exceed a total of US$10 million.
- Upon Bear Creek earning its 70% interest, the parties enter into a joint venture agreement, with Rio Tinto having a 30% interest, and dilution provisions which conform to industry practices for each party.
- If the Economic Resources exceed 10 million ounces of gold or precious metals equivalent (500 million ounces in the case of silver), Rio Tinto will have a claw-back right to earn up to a 60% interest by reimbursing Bear Creek three times its expenditures to that time and providing Bear Creek a deferred carried interest on its 40% of the project through commencement of production.
- The claw-back right ceases at decision to mine.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:
All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo. Bear Creek's Vice President of Exploration, who serves as the qualified person (QP) under the definitions of National Instrument 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Form 52-109F1 -- Certification of Annual Filings (CFO)

I, Steven Krause, Chief Financial Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

"Steven Krause"
Steven Krause
Chief Financial Officer

Form 52-109F1 -- Certification of Annual Filings (CEO)

I, Andrew Swarthout, President and Chief Executive Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2007

"Andrew Swarthout"
Andrew Swarthout
President and Chief Executive Officer

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR BEAR CREEK MINING CORPORATION

Our Management's Discussion and Analysis

Introduction

Prepared as at 21 March 2007 for the year ended 31 December 2006.

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties, principally located in Peru, with the objective of creating value for shareholders by identifying economic mineral deposits which can be sold or developed. Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, have no revenues from any mineral properties.

Bear Creek's accompanying financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP"). The Company's fiscal year end is 31 December. References to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in US dollars, unless otherwise stated.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements that are based on the beliefs and assumptions of its management and information currently available to Bear Creek. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Bear Creek or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of Bear Creek with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.

Activities on Mineral Projects

Current efforts are focused on gold and silver exploration in Peru. Base metals prospects of potential are also considered and acquired for exploration. From time to time, precious or base metal exploration opportunities in other Latin American countries are considered when compatible with management's history and expertise. A large number of projects are under Bear Creek's review at any given time; a few in active drill evaluation, some being prepared for drilling, others in first pass mapping and sampling following staking or acquisition, and many in preliminary evaluation to decide if property ownership is possible or desired. Due to the generative nature of Bear Creek's business, many of the expenditures consist of drilling and assay costs, salaries for professional personnel, land, legal and property payments, and travel to/from and within properties. The following section details property specific spending for the year and three months ended 31 December 2006 and relative to the same period in 2005.

Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5.4 million over three years. To date, Bear Creek has made the required payments totaling $2.4 million, with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5 million and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates standard dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% NSR royalty on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro-rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance. The capitalized terms are defined terms in the option agreement.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the decision to mine has been made.

On 5 December 2006, the Company prepared and presented an updated resource estimate on the Corani project. The following block model estimate was prepared by Independent Mining Consultants ("IMC") of Tucson Arizona. John Marek P.E. acted as the independent qualified person as defined by Canada's National Instrument 43-101. Additionally the methods used in

determining and reporting the resources are consistent with the CIM Best Practices Guidelines for the estimation of mineral resources and mineral reserves. The method used in the resource calculation is equivalent to the method used in the resource calculation shown in our 23 August 2006 press release. For this resource estimate we have used metal prices based on a 3-year backward average and a 2-year forward price based on the metal markets upon the date that the resource estimates were calculated, with the prices found in the assumptions shown below.

Bear Creek Mining, Corani Project Silver Zone
Mineral Resource Based on 15 g/t Ag Cut-off and Prudent Open Pit Constraints
4 December 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	7,699	50.4	0.89	0.29	12.5	151.1	49.2
	Indicated	42,456	37.8	0.65	0.37	51.6	608.4	346.3
	Meas+Ind	50,155	39.7	0.69	0.36	64.1	759.5	395.5
	Inferred	9,843	38.2	0.57	0.33	12.1	123.7	71.6
Minas	Measured	3,724	67.2	1.28	0.45	8.0	105.1	36.9
	Indicated	72,287	45.6	0.85	0.34	106.0	1,354.6	541.8
	Meas+Ind	76,011	46.7	0.87	0.35	114.0	1,459.7	578.7
	Inferred	17,723	42.7	0.59	0.26	24.3	230.5	101.6
Este	Measured	15,906	74.5	1.01	0.71	38.1	354.2	249.0
	Indicated	29,497	65.0	0.84	0.57	61.6	546.2	370.7
	Meas+Ind	45,403	68.3	0.90	0.62	99.7	900.4	619.7
	Inferred	2,242	45.3	0.38	0.12	3.3	18.8	5.9
Total All Deposits	Measured	27,329	66.7	1.01	0.56	58.6	610.4	335.1
	Indicated	144,240	47.3	0.79	0.40	219.2	2,509.2	1,258.8
	Meas+Ind	171,569	50.4	0.83	0.42	277.8	3,119.6	1,593.9
	Inferred	29,808	41.4	0.57	0.27	39.7	373.0	179.1

Assumptions used in the resource model by IMC are: Silver Price= \$9.75/oz; Zinc Price= \$0.94/lb; Lead Price= \$0.52/lb; Silver Recovery= 85%; Zinc Recovery= 65%; Lead Recovery= 65%; Smelter charges: Silver= \$0.40 per ounce; Zinc= \$0.135 per pound; Lead= \$0.113 per pound; Mining Costs per tonne= \$1.10; Process cost per tonne= \$8.50; G&A per processed tonne= \$0.85; Pit Slopes= 42 degrees in mineralized tuff and 50 degrees in post-mineralized tuff. Actual results will vary based upon completion of metallurgical testing.

The resource is based on 327 diamond drilled core holes and 25 surface trenches; all the data in the possession of Bear Creek as of 29 November 2006. All analyses of the samples were performed by ALS Chemex in Lima Peru and a strict quality control and chain of custody protocol has been maintained throughout the project development.

The Corani silver-lead-zinc (gold) project consists of twelve claims or mineral concessions that form a contiguous block of ground covering 5,700 hectares. A cut-off grade of 15 g/t Ag has been used in the reporting of the resource. The 15 g/t Ag cut-off was chosen as it reflects what is considered to be a prudent cut-off level to take into account the additional metal values. The cut-off has been lowered from the 16 g/t used in the August resource estimation because of the increase in the metal prices used in this study.

High Grade Core

There are high grade cores to each of the three deposits and these pods will likely be mined separately to enhance project economics. At a 45 gm/t silver cutoff, the high grade cores cumulatively represent a resource of 68.3 million tonnes of ore at a silver grade of 80 g/t Ag, 1.18% Pb and 0.53% zinc (Measured and Indicated) and 5.0 million tonnes at 66.2 g/t Ag, 0.88% Pb and 0.27% Zn in the Inferred category. This represents 174.8 million ounces of silver, 1.78 billion pounds of lead and 0.80 billion pounds of zinc in the Measured and Indicated category and 10.6 million ounces of silver, 96 million pounds of lead and 30 million pounds of zinc in the Inferred category. These cores lie within a computer-generated pit shape able to be mined with a stripping ratio of 1.85:1, or less.

Bear Creek Mining, Corani Project Silver Zone
High Grade Core at 45 g/t cut-off Contained in Smaller Open Pit Shapes
4 December 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	3,401	83.8	1.36	0.18	9.2	102.0	13.5
	Indicated	10,197	73.4	1.05	0.25	24.1	236.0	56.2
	Meas+Ind	13,598	76.0	1.13	0.23	33.3	338.0	69.7
	Inferred	1,546	63.7	0.91	0.41	3.2	31.0	14.0
Minas	Measured	2,368	84.9	1.48	0.50	6.5	77.3	26.1
	Indicated	25,904	68.7	1.24	0.36	57.2	708.1	205.6
	Meas+Ind	28,272	70.1	1.26	0.37	63.7	785.4	231.7
	Inferred	3,189	63.7	0.89	0.22	6.5	62.6	15.5
Este	Measured	10,816	93.3	1.18	0.91	32.4	281.4	217.0
	Indicated	15,634	90.3	1.09	0.83	45.4	375.7	286.1
	Meas+Ind	26,450	91.5	1.13	0.86	77.8	657.1	503.1
	Inferred	222	120.6	0.46	0.07	0.9	2.3	0.3
Total All Deposits	Measured	16,585	90.2	1.26	0.70	48.1	460.7	256.6
	Indicated	51,735	76.2	1.16	0.48	126.7	1,319.8	547.9
	Meas+Ind	68,320	79.6	1.18	0.53	174.8	1,780.5	804.5
	Inferred	4,957	66.2	0.88	0.27	10.6	95.9	29.8

High Grade Zinc

Drilling demonstrates that the zinc at the Corani project tends to occur in discrete high-grade zones. The zinc mineralization remains open laterally and at depth in the three deposit areas. Applying a 1% zinc cut-off to the resource material (shown in the table below), there are 24.9 million tonnes averaging 1.88% Zn in the combined Measured and Indicated categories representing 65% (1.03 billion pounds) of the contained zinc in 14.5% of the measured and indicated resource tonnes. This is important for enhancing the economics of zinc recovery as these areas can be specifically targeted in the flotation flow-sheet to ensure recovery of the higher zinc grades.

Bear Creek Mining, Corani Project
High Grade Zinc Areas at 1% Zinc cut-off of Global Resource
4 December 2006

	Ktonnes	Zn %	Pb %	Ag gm/t	Contained M Lbs Zn
Measured	5,323	2.21	1.47	83.9	259.3
Indicated	19,527	1.80	1.01	46.8	772.8
Total M&I	24,850	1.88	1.11	54.7	1,032.1
Inferred	3,373	1.56	0.47	21.2	116.3

Corani Este

Corani Este has the highest grade and remains open to the northwest. 97% of the contained resource silver ounces in the Este zone are in the Measured and Indicated categories.

Minas Corani

In the August 2006 estimation the Minas Corani resource occurred in two separate zones; the West Limb and the East Limb. Subsequent drilling has shown that the two limbs are joined below a shallow cover of post mineral tuff and form one continuous zone of mineralization. This has resulted in an increase in the Measured and Indicated contained silver resource of 58% since the August resource estimate. As a result of the drilling since July 2006, the Minas Corani deposit has the largest contained resource of metal of the three deposits; though at a lower grade than the Corani Este resource. Additionally, the deposit remains open to the northeast and southwest.

Main Corani

The mineralization between Minas Corani and Main Corani has been substantially infilled with the more recent drilling and the two zones have been linked in this resource model. Drilling between the Main Corani and Minas Corani zones has increased the certainty of the resource estimation. Higher-grade zinc mineralization also occurs on the eastern edge of Main Corani, which has received limited drill testing and mineralization remains open..

The Company has also performed exploration in the gold-silver target zone located 1.5 kilometers to the south of the silver-rich target for which the IMC resource estimation was done. Thirty-eight diamond drill holes tested 1,000 meters of strike length. Thirty-three drill holes yielded intersections averaging 17.4 meters grading 2.0 g/t Au and 40.4 g/t Ag. In May 2006, drilling in the gold-silver target area was temporarily suspended in order to focus on expanding resources in the silver-rich portions of the district for the IMC resource estimation. None of the results for the gold-silver target have yet to be included in any resource estimations.

Metallurgical Testing - Bear Creek has successfully completed the initial phase of metallurgical test work, which provides a conceptual flow sheet for the processing of the Corani material. Testing indicates that the probable recovery method will involve grinding, flotation and leaching to produce a silver rich lead concentrate, a zinc concentrate and silver dore. Bear Creek's test work indicates that an average combined silver recovery of approximately 76% has been obtained in high-sulfide material. Lead recovery of 60% is indicated to be achievable producing silver-rich lead concentrates. An overall recovery of zinc of approximately 60% is expected upon completion of additional test work; however, zinc recoveries of 87% have been produced when testing material containing greater than 2% zinc. These higher zinc recoveries

are important considering that the zinc occurs in a reduced volume in the deposit (see "high grade zinc").

The preliminary testing recoveries achieved to date differ from the assumptions used by IMC in the resource estimate. IMC utilized recoveries based upon historical performance in similar poly-metallic silver-lead-zinc deposits world-wide, in the absence of a defined flow sheet for the Corani ore processing. Metallurgical testing is an ongoing process in poly-metallic deposits, and the Company expects that an economically viable outcome is achievable. Until further testing is completed, the Company is satisfied with the IMC assumptions.

The drilling of four HQ diameter drill holes was completed in mid-November 2006 to provide metallurgical samples for shipment to SGS-Lakefield in Ontario for advanced metallurgical testing. A preliminary mining plan was performed using IMC, which provided guidance for the location of metallurgical drill holes, as well as further in-fill and step-out drilling requirements. The metallurgical drilling focused on areas identified in the preliminary mine plan as areas within the deposit which are likely to produce high-grade feed during the first years of production. The sample were collected and preserved for shipment under the supervision of Transmin Metallurgical Consultants. A metallurgical test work plan has be designed to build upon the positive results in previous testing and to further improve recoveries in silver, lead, and zinc for the purposes of a pre-feasibility study, which is expected to be initiated in the second quarter of 2007.

Resource Estimation / Scoping Study - An initial scoping study, which considers the resource, ore processing and treatment, scale of production, and basic engineering has begun and is expected to be completed in the second quarter of 2007. This scoping study will provide Bear Creek with a project description which is expected to justify the Company's decision to commence a preliminary feasibility study.

Currently, two drills continue to explore within the three deposit areas and in exploration targets identified throughout the Corani District. The Company anticipates spending approximately $3 million in the next six to nine months on the Corani Project in order to continue drilling, perform metallurgical testing, finalize the scoping study, and other exploration expenses to continue the project. A decision to commence a pre-feasibility study is pending the completion of a positive scoping study.

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration or Marc Leduc, P. Engr., Vice President Technical Services, and the President and CEO, Andrew Swarthout, P.Geo., the President and Chief Executive Officer, who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

During the year ended 31 December 2006, the Company incurred expenditures of $8.2 million on the Corani project. Included in this total are drilling of $5.5 million, acquisition costs of $0.4 million, travel of $0.2 million, salaries of $0.9 million, supplies and general of $0.1 million,

geophysics of $0.4 million and assaying and sampling of $0.3 million. The Company has completed 431 drill holes totaling 71,184 meters of drilling.

Santa Ana Project

The Company has the option to acquire a 100% interest in the Santa Ana silver project. The property, which comprises 6,300 hectares, is located in the Department of Puno in southern Peru. The claims are subject to payments under a finder's fee agreement to a Peruvian individual of which $15,000 was paid upon receipt of title and $15,000 was paid upon initiation of drilling. The property is subject to a payment of 3% of direct exploration expenditures to a maximum lifetime payment of $280,000.

The mineral titles are currently held on behalf of the Company by a third party. The Company has initiated a process to transfer the titles to its name under a Supreme Decree, whereby a foreign controlled entity such as Bear Creek Mining Corp. can hold title to mineral rights located within the 50 kilometer border zone of Peru. Upon transfer of title, the Company will make a total payment of $7,000 to the third party. The Company and its counsel believe that the achievement of this transfer will be completed before mid-year 2007, based upon similar precedent applications, and the Company has decided to initiate exploration drilling in the interim.

The required drilling and environmental permits were granted and an initial drilling program began in July 2006. The Company has completed 4,311 meters of drilling in two phases in thirty-seven drill holes, with the average of reported intercepts in both drill phases being 53 meters averaging 43.9 g/t Ag. Silver mineralization is contained in low-angle structures and broad, vertical structural zones outcropping at surface and extending to depths of at least 100 vertical meters. Mineralization remains open at depth and laterally to the west and east.

The mineralization is comprised of almost entirely oxide bearing minerals with a noticeable absence of sulfides; raising the possibility of low-cost, cyanide leach extraction processing to recover the silver. Preliminary guidance test work was performed in December 2006 and January 2007 to determine initial leach extraction performance. The positive results have led to further testing, in progress, at McClelland Labs, Sparks, Nevada to measure extractions in representative drill samples using bottle roll and column leach testing to determine initial low-cost, heap leaching performance. Based on the test results, expected in April, a phase III drilling program is planned to commence during the second quarter of 2007. The phase III drilling will be designed on the basis of metallurgical testing aimed at evaluating the low-cost, heap leaching potential for the silver mineralization exposed at the surface and confirmed at shallow depth by wide-spaced drilling. Targets to be further tested include the higher-grade structural zones as well as lower grade wall rocks which form broad envelopes to the structures.

In the 2006 fiscal year, the Company incurred expenditures of $0.7 million directed towards drilling, salaries and consulting, community relations and surface access agreements on the Santa Ana project.

El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $10 million over a four year period, conduct exploration of $1 million over three years, and conduct 1,000 meters of drilling in the first six months.

The Company has completed sampling, which has defined several drilling targets and on 1 March 2007 it initiated a 1,000 meter phase I drilling program. Results are expected in the second quarter of 2007. A phase II drill program will be designed dependant on phase I results and metallurgical test work.

Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill program of 1,500 meters within the first year.

Bear Creek can acquire the remaining 25% interest in the property by either granting a 1.25% NSR to the optionor, or by making the following additional payments of $10 million for up to 2 million ounces for recoverable gold as defined in a feasibility study, $20 million for between 2 and 5 million ounces of recoverable gold, or $30 million for in excess of 5 million ounces of recoverable gold.

To date, the Company has completed 316 surface samples with 89 samples containing greater than 100 ppb gold.

Ataspaca Project

In 2002 Bear Creek signed a letter agreement allowing it to earn a 50% interest in the Ataspaca project, located in the southern Peru copper belt. Work in 2003 included mapping, and sampling to prepare the project for its first drill program, that was completed in the second quarter of 2004 with 616.6 meters of core in 4 holes that tested multiple targets. Ataspaca project spending for the year ended 31 December 2004 was $0.1 million, and the Company received $0.03 million from Southwestern Resources for their 50% share of the costs incurred from the joint venture. Completion of the drilling earned the Company a 50% property interest from Southwestern Resources. In December 2004, Bear Creek and Southwestern Resources signed a "Heads of Agreement" with Anglo American Exploration ("Anglo"), whereby Anglo may earn a 60% interest in Ataspaca in return for $2.75 million in work commitments over a four-year period and payments totaling $150,000 over a two-year period. Anglo American will be the operator during its earn-in period so long as it maintains a majority interest under the resulting joint venture agreement. Anglo American must spend $250,000 during the first year. The final agreement is contingent upon Anglo American Exploration receiving approval in the form of a Supreme Decree issued by the Peruvian government allowing foreign ownership of mineral rights within the 50 kilometer border region of Peru. On 9 November 2006, Bear Creek was informed that the Supreme decree had been approved and that the agreement is being finalized. Anglo American has informed the Company that the required drilling permits are in process and plans to begin its drilling commitment in the second quarter of 2007.

La Yegua

La Yegua is a porphyry copper-molybdenum-gold project in the Apurimac Department of Southern Peru is located 20 km northeast of Southern Peru Copper Corporation's Los Chancas. The La Yegua project includes 4,100 ha of mineral claims located approximately 250 km from the Atlantic coast and 100 km southwest of the city of Cusco. Access to the project area is via both a paved road from Cusco to Nasca and a well maintained dirt road.

Previous work by Bear Creek in 2004 confirmed anomalous copper (200 ppm to 1.2% Cu) and molybdenum (100 ppm to 424 ppm Mo) in rock samples within a zone measuring 2 km long and open to the east and south. Peripheral to the main copper-molybdenum porphyry zone, is strongly anomalous gold in rock samples with grades between 0.30 g/t to 5.32 g/t gold, together with copper values in the 0.3% to 5.98% range. The La Yegua project has potential for bulk-tonnage, disseminated copper-molybdenum-gold mineralization together with higher grade gold–copper mineralization within structural zones, peripheral to the porphyry-style mineralization. No drilling has been undertaken on the property.

In February 2007, Bear Creek has signed a Letter of Intent with Chapleau Resouces Ltd. regarding an option for Chapleau to acquire up to a 75% interest in the project. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the granting of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%.

AngloGold Ashanti ("AGA") Exploration Alliance

In January 2005, Bear Creek and AGA entered into a letter agreement allowing Bear Creek to acquire an extensive exploration database covering 180,000 square kilometers in southern Peru, for Bear Creek's exploration purposes. This data package is providing the Company with crucial information to aggressively generate additional targets in this new precious metals belt. During the first quarter of 2005, Bear Creek accepted delivery of the data package and issued 200,000 shares of its common stock to AGA plus one million warrants priced at Cdn $1.50 exercised by AGA on 17 August 2005 and an additional one million warrants priced at Cdn $ 2.20 exercised by AGA on 8 March 2006. Under the terms of the agreement, Bear Creek must spend a minimum of $250,000 on direct exploration before 23 March 2007, which Bear Creek has incurred. Bear Creek will have a 100% interest in any project acquired in the defined area. Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production. The majority of the Company's Generative costs were incurred in this category in 2005. Exploration expenditures during the current period totaled $0.2 million and consisted primarily of salaries.

Condor Project

On 30 November 2005, Bear Creek entered into an option agreement, whereby the Company had the right to acquire a 100% interest in the Condor Property. Results of the drill program carried out in 2006 indicated that the gold values diminish with depth in the quartz-hosted targets, likely due to surface enrichment. No further drilling is planned, as management has decided to abandon this project and has terminated the option agreement. Total costs incurred in the year ended are $0.3 million, which consisted primarily of drilling, salaries and option payments.

Generative Exploration

Generative exploration is a crucial part of the business in identifying and acquiring new opportunities. Generative exploration costs are those costs not attributable to a specific Bear Creek project. Bear Creek maintains at least two field teams and a system of field prospectors who focus on generating new exploration targets with the emphasis on gold and silver. Typically, dozens of prospects are submitted to or are generated by Bear Creek during any

given quarter. At any given time, several targets may be under consideration for possible acquisition through staking or entering into third party option to purchase agreements. When Bear Creek defines a project as a distinct exploration target, it is then accounted for as a separate project.

IGV

IGV expense of $1.5 million represents the amount of IGV that has been paid to the Peruvian government during the year ended 31 December 2006. This amount is recoverable when there are future revenue generated by the Company in Peru. As the Company is an exploration stage company there can be no reasonable assurance that future revenue can be generated, and as a result the IGV receivable has been expensed.

Other Properties

Other properties are exploration properties which management has decided are not a priority or which management has chosen not to pursue and, therefore, has terminated option agreements.

Bear Creek's Results of Operations

Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, does not have revenues from any mineral properties.

For the Year Ended 31 December 2006 as compared to the Year Ended 31 December 2005

Net Loss and Operating Expenses

In the current year, the Company experienced a net loss of $15.3 million compared to a net loss of $4.8 million for the same period in 2005, an increase of $10.5 million. The increase is primarily due to drilling and exploration costs incurred on the Corani property. The Company had a loss per share of $0.39 compared to $0.15 for 2005.

Total operating expenses for the year ended 31 December 2006 were $15.9 million compared to operating expenses of $5.1 million for the year ended 31 December 2005. Stock compensation expense increased to $2.6 million in the current year, up from $1.1 million in the same period in 2005, due to an increase in the fair value of options that were vesting during the current year as compared to 2005; in 2006 the weighted average fair value of the options granted as determined under the Black-Scholes pricing model was Cdn$4.70 as compared to Cdn$2.08 in 2005.Wages and management salary costs increased in the current year to $0.3 million compared to $0.2 million for the same period last year, due to additional staff hired during December 2005 and April 2006. Exploration costs were $12.1 million in the current year, up from $3.4 million in 2005 largely due to the increased drilling and exploration on the Corani project.

Bear Creek's net interest income for the year ended 31 December 2006 was $0.4 million, an increase of $0.3 million from 2005. The increase in interest income was attributable to a higher cash balance for the period due to the issuance of common shares, as compared to 2005 as well as the Company earning a higher yield on its short term deposits. The Company maintains its cash and short-term low risk investments in institutions with high credit worthiness.

Litigation

During the current year the Company uncovered a scheme in which some funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees. The total losses arising from the fraudulent transactions committed against the Company by this employee amounted to $0.1 million over an approximate eight-month period ending September 2006, and have been reported as part of general administrative expenses. Following the discovery, the employee was dismissed for cause. The Company has filed criminal charges against the former employee to recover the amounts misappropriated, and has cancelled all options that had been granted to the former employee.

In addition to the above, the former employee also falsified reporting documents that were used in preparing the Company's consolidated balance sheet and consolidated income statement for the period ended 30 June 2006. This resulted in incorrect accounting for certain transactions.

During the investigation into the above fraud, it was discovered that the Peruvian accounting firm contracted to perform supervisory accounting support for the Company's subsidiary did not perform all of the procedures agreed to in their engagement contract. As a result, the Company has cancelled their engagement contract with the Peruvian accounting firm.

As a result of the losses incurred resulting from the misappropriation of funds, as well as the incorrect accounting noted above, the Company restated its unaudited second quarter consolidated financial statements for the period ended 30 June 2006, as well as the Management Discussion and Analysis for the same period. The Company disclosed a restated net loss for the six months ended 30 June 2006 of $6.5 million, compared to $5.9 million as previously reported. The additional expenditures for the period relate to $0.1 million for the misappropriation of funds and $0.5 million for additional mineral property expenditures that were not properly recorded.

Due to the increased exploration and development activities being incurred at the Company's Corani silver discovery, the Company has undertaken a review of its internal controls in its Peruvian subsidiary, hired additional supervisory staff and has implemented additional controls and procedures to mitigate the occurrence of fraud and misstatements in its subsidiary's financial statements. In addition the Company has changed its Peruvian auditor to PricewaterhouseCoopers.

For the Three Months Ended 31 December 2006 as compared to the Three Months Ended 31 December 2005

Net Loss and Operating Expenses

In the current quarter, the Company experienced a net loss of $4.8 million compared to a net loss of $1.8 million for the same period in 2005, an increase of $3.0 million. The increase is primarily due to drilling and exploration costs incurred on the Corani property. In the current quarter the Company had a loss per share of $0.12 compared to $0.05 for the same period in 2005.

Total operating expenses for the fourth quarter in 2006 were $4.5 million compared to operating expenses of $2.0 million for the same period in 2005. Expenses increased primarily because exploration costs were $3.6 million in the current quarter, up from $1.1 in the same period year, largely due to the increased drilling and exploration on the Corani project.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Bear Creek and is derived from unaudited quarterly consolidated financial statements prepared by management. Bear Creek's interim consolidated financial statements are prepared in accordance with Canadian GAAP and expressed in US dollars.

Period	Revenues	Loss from Continued Operations (In Millions)	Basic and Fully Diluted Loss per Share from Continued Operations
4th Quarter 2006	Nil	(4.8)	(0.12)
3rd Quarter 2006	Nil	(4.0)	(0.10)
2nd Quarter 2006	Nil	(3.6)	(0.09)
1st Quarter 2006	Nil	(2.9)	(0.08)
4th Quarter 2005	Nil	(1.8)	(0.05)
3rd Quarter 2005	Nil	(1.2)	(0.03)
2nd Quarter 2005	Nil	(0.8)	(0.02)
1st Quarter 2005	Nil	(1.1)	(0.04)
4th Quarter 2004	Nil	(0.4)	(0.02)

The increase in the fourth quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project, in addition the Company had additional exploration costs, including drilling on its Santa Ana project.

The increase in the third quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project.

The increase in the loss for the first quarter of 2006 resulted primarily from increased drilling and other exploration costs incurred on the Corani project.

The increase in the loss for the fourth quarter of 2005 resulted primarily from additional stock compensation expenses as a result of the vesting of stock options granted in the second half of 2005 and increased drilling expenses on Corani.

Selected Annual Information

The following table sets out selected annual financial information of the Company and is derived from the Company's audited consolidated financial statements for the periods ended 31 December 2006, 2005 and 2004.

	2006	2005	2004
Sales	$ -	$ -	$ -
Loss for the Period – In Millions	$ (15.3)	$ (4.8)	$ (2.0)
Loss per Share - Basic and Diluted	$ (0.39)	$ (0.15)	$ (0.08)
Total Assets – In Millions	$ 5.4	$ 12.3	$ 1.4
Total Long-term Liabilities	$ -	$ -	$ -
Dividends Declared	$ Nil	$ Nil	$ Nil

Liquidity and Capital Resources

On 31 December 2006, the Company had 40,423,485 issued shares. The Company's net working capital as at 31 December 2006 was $4.3 million compared to a net working capital of $12.0 million as at 31 December 2005. The cash balance at 31 December 2006 was $5.0 million compared to $12.1 million as at 31 December 2005. As at 31 December 2006 current liabilities were $0.8 million compared to $0.1 million as at 31 December 2005.

As at 21 March 2007, the Company had 42,652,023 issued shares. The Company has 4,392,850 options which have been granted to directors, officers, employees and consultants to purchase an aggregate of 4,392,850 shares at prices ranging from US$0.50 to Cdn$8.08, expiring at varying dates between 21 April 2008 and 22 August 2011.

On 15 March 2007, the Company had no warrants outstanding as the Company exercised its acceleration of warrants clause on Series D and E warrants. As a result of the acceleration, the Company received Cdn$7.0 million on the exercising of 2,072,210 warrants in January 2007.

We expect that the cash and cash equivalents will be sufficient to pay for the continued exploration and general and administrative costs of the Company, including the Corani Project through the end of 2007. Depending upon developments during Bear Creek's exploration phase on all of its projects, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond 2007. However in the event that the pace of expenditures increases, we plan to secure future financing from issuance of additional equity, debt, or financing from other sources.

Management's opinion regarding liquidity and the ability to be a going concern is based on currently available information. To the extent that this information changes, future availability of financing may be adversely affected. Factors that could affect the availability of financing include the performance by various factors, including the progress and results of exploration work, the state of equity markets, investor perceptions, and expectations of past and future performance.

Financing Activity

During the year ended 31 December 2006, the Company received cash proceeds of $5.0 million from the exercise of 1,040,226 Series D and E warrants and the exercise of 1,000,000 AGA Cdn$2.20 warrants. In addition, a total of $0.5 million was received during the year for the exercise of 764,650 share purchase options.

From 1 January 2007 to March 21, 2007, a total of 2,071,038 share purchase warrants and 157,500 options were exercised for cash of Cdn$7.1 Million.

Transactions with Related Parties

In connection with the approval of related party transactions, the Company has a policy that requires that the terms of all such transactions must be comparable to terms available in arms-length transactions. Each of the transactions described below meet those requirements.

The Company received legal services, totaling $22,997, from a law firm in which Miguel Grau, a Director of Bear Creek, is a partner. Legal services were rendered in association with the Company's subsidiary in Peru and its interest in various mineral projects.

The Company received legal services, totaling $126,097, during the period from a law firm in which Corey Dean, an Officer of Bear Creek, is a partner. Legal fees related primarily to the amendment of the Company warrants and ongoing other administrative items.

The Company received accounting services from an accounting firm in which Steven Krause, an Officer of the Company, is a partner. The total accounting fees paid were $41,163.

The Company received consulting services from a Director of the Company, Catherine McLeod-Seltzer, during the period. The fees were incurred in relation to management consulting services. Total fees paid during the period were $41,000.

Pursuant to an Agreement, the Company was provided with office space from Pacific Rim Mining Corporation ("Pacific Rim"), a company with directors in common, in consideration of a fee, fixed annually and paid monthly. Pacific Rim recovers miscellaneous charges, such as postage, based upon Bear Creek's actual usage. Rent and miscellaneous charges paid to Pacific Rim for the year 31 December 2006 was $21,518. On 30 September 2006, the Company ended its rental agreement with Pacific Rim.

Critical Accounting Policies and Estimates

The details of Bear Creek's accounting policies are presented in note 2 of the annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results.

a) Resource Properties

Resource properties are stated at estimated fair value as at the date of acquisition, less accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of exploration and development properties. Bear Creek capitalizes costs incurred on mineral properties only after it has been established that the property contains mineral reserves. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

b) Estimates

Financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Financial Instruments

Subsequent to December 31, 2006, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, effective for the 2007 fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income.

When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Statement of Loss and Deficit. The transition provisions do not require restatement of previous financial statements. The effect of the new accounting pronouncement is not expected to be material.

Disclosure Controls

Disclosure Controls and Procedures

The Canadian Securities Administrators have issued Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", which requires Canadian public companies to submit annual and interim certificates relating to the effectiveness of the disclosure controls and procedures that are in use at the Company. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information.

As of 31 December 2006, management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined by Multilateral Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective as of 31 December 2006.

Internal Control Over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining internal control over financial reporting and management, including the CEO and CFO, has evaluated the design of the internal control over financial reporting as at 31 December 2006 and based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of 31 December 2006.

The Company's Chief Executive Officer and Chief Financial Officer believe that any internal controls and procedures, no matter how well conceived and implemented, can provide only reasonable assurance that the objectives of the controls are met. There can be no assurance that there have been no misstatements due to error or that fraud may occur and not be detected. Because of the Company's size and relative small accounting staff, segregation of duties is limited; therefore the Company's Chief Executive Officer and Chief Financial Officer participate in weekly, monthly and quarterly reviews of accounting transactions and participate in the approval process for expenditures.

Changes in Internal Control over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to disclose any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonable likely to affect internal control over financial reporting.

As disclosed above, due to the a scheme in which funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees, the Company has implemented additional controls and procedures to mitigate the occurrence of fraud and misstatements in its subsidiary's financial statements and hired additional supervisory staff. During the current year, the Company changed its Peruvian auditor to PricewaterhouseCoopers.

Approval

The Audit Committee of Bear Creek has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to Bear Creek is on SEDAR at www.sedar.com

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Bear Creek Mining Corporation

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i)	40,423,485
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)	7.115
Market value of other securities:	287,613,095	(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
Market value of other securities: (See paragraph 2.11 (b) of the Rule) (Provided details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	287,613,095
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$14,700

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 =

Late Fee, if applicable
(As determined under section 2.5 of the Rule)

BEAR CREEK MINING CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2006 and 2005

EXPRESSED IN US FUNDS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of Bear Creek Mining Corporation

We have audited the consolidated balance sheet of **Bear Creek Mining Corporation** (the "Company") as at December 31, 2006 and the consolidated statement of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2005 and for the year then ended were audited by a predecessor auditor who expressed an opinion without reservation on those statements in their report dated March 17, 2006.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 21, 2007

Bear Creek Mining Corporation
(An Exploration Stage Company)

Statement 1

Consolidated Balance Sheets

As at 31 December
US Funds

ASSETS		2006		2005
Current				
Cash and cash equivalents	$	5,024,649	$	12,122,688
Prepaid expenses and advances		130,562		92,643
		5,155,211		12,215,331
Equipment *(Note 4)*		250,821		108,675
	$	5,406,032	$	12,324,006

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	820,391	$	99,333
SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*				
Authorized:				
Unlimited common shares without par value				
Issued and fully paid:				
40,423,485 (2005 – 37,618,609 common shares)		28,330,924		22,448,748
Contributed surplus *(Note 6b)*		4,436,161		2,698,537
		32,767,085		25,147,285
Deficit - *Statement 2*		(28,181,444)		(12,922,612)
		4,585,641		12,224,673
	$	5,406,032	$	12,324,006

ON BEHALF OF THE BOARD:

Signed "Catherine McLeod-Seltzer", Director

Signed "Andrew Swarthout", Director

- See Accompanying Notes -

Bear Creek Mining Corporation
(An Exploration Stage Company)

Statement 2

Consolidated Statements of Loss and Deficit

For the Years Ended 31 December
US Funds

	2006	2005
Operating Expenses		
Exploration costs – *Exploration Costs Schedule*	$ 12,073,719	$ 3,396,930
Stock-based compensation – *Note 6b*	2,627,562	1,143,840
Wages and management salaries	300,040	243,296
Professional fees	260,774	139,799
Shareholder information and filing fees	172,033	90,654
General administrative expenses – *Note 11*	345,658	49,026
Travel	128,542	54,542
Amortization	2,753	1,690
	15,911,081	5,119,777
Other Income		
Foreign exchange gain	295,912	276,326
Interest income, net	356,337	87,209
	652,249	363,535
Loss for the Year	(15,258,832)	(4,756,242)
Deficit - Beginning of year	(12,922,612)	(8,166,370)
Deficit - End of Year	$ (28,181,444)	$ (12,922,612)
Loss per Share – Basic and Diluted	$ (0.39)	$ (0.15)
Weighted Average Number of Shares Outstanding	39,493,559	31,416,349

- See Accompanying Notes -

Bear Creek Mining Corporation
(An Exploration Stage Company)

Statement 3

Consolidated Statements of Cash Flow

For the Years Ended 31 December
US Funds

Cash Resources Provided By (Used In)		2006		2005
Operating Activities				
Loss for the year	$	(15,258,832)	$	(4,756,242)
Items not affecting cash				
Stock-based compensation – *Note 6c*		2,627,562		1,143,840
Shares issued in exploration costs		-		548,625
Amortization included in exploration costs		31,116		26,443
Amortization		2,753		1,690
		(12,597,401)		(3,035,644)
Changes in current assets and liabilities				
Prepaid expenses and advances		(37,919)		(53,983)
Accounts payable and accrued liabilities		721,058		77,665
Cash used in operating activities		(11,914,262)		(3,011,962)
Investing Activities				
Purchase of equipment		(176,015)		(86,970)
Cash used in investing activities		(176,015)		(86,970)
Financing Activities				
Share capital issued – net		4,992,238		13,956,068
Cash provided by financing activities		4,992,238		13,956,068
Net Increase (Decrease) in Cash and Cash Equivalents		(7,098,039)		10,857,136
Cash and cash equivalents - Beginning of year		12,122,688		1,265,552
Cash and Cash Equivalents - End of Year	$	5,024,649	$	12,122,688

Supplemental Schedule of Non-Cash Financing Transactions:

Fair value of options and warrants exercised	$	889,938	$	331,814

- See Accompanying Notes -

Bear Creek Mining Corporation
(An Exploration Stage Company)

Schedule

Consolidated Schedules of Exploration Costs

For the Years Ended 31 December
US Funds

	2006	2005
Corani		
Drilling	$ 5,530,686	$ 644,795
Salaries and consulting	927,248	207,220
Geophysics	616,891	72,004
Assaying and sampling	473,607	179,133
Acquisition	330,438	123,063
Travel	188,477	132,198
Supplies and general	115,745	75,968
	8,183,092	1,434,381
Santa Ana		
Drilling	472,737	-
Salaries and consulting	97,665	51,379
Assaying and sampling	41,088	1,359
Travel	27,264	11,120
Supplies and general	27,258	2,335
Acquisition and claim fees	21,600	18,846
Geophysics	-	19,298
	687,612	104,337
Condor		
Drilling	84,862	-
Salaries and consulting	68,032	-
Option payments	50,000	-
Travel	33,299	-
Geophysics	26,791	-
Assaying and sampling	11,866	-
Supplies and general	11,584	-
Acquisition and claim fees	7,874	-
	294,308	-
El Abuelo		
Acquisition and claim fees	25,000	-
Salaries and consulting	8,447	-
Supplies and general	1,560	-
Assays	483	-
Travel	340	-
	35,830	-
Don Marcelo		
Acquisition and claim fees	10,000	-
Supplies and general	26	-
	10,026	-

Bear Creek Mining Corporation

(An Exploration Stage Company)

Schedule

Consolidated Schedules of Exploration Costs - Continued

For the Years Ended 31 December

US Funds

	2006	2005
Generative		
Salaries and consulting	498,871	319,882
General	363,851	149,174
Acquisition, legal and claim fees	82,640	28,471
Travel	66,083	73,586
Assays	20,656	46,030
	1,032,101	617,143
AngloGold Exploration Alliance		
Salaries and consulting	181,196	64,274
Travel	12,374	2,440
Supplies and general	7,154	4,651
Acquisition – shares issued	-	548,625
Geological	-	37,717
Assays	-	8,669
	200,724	666,376
Other Properties	87,477	305,645
IGV	1,542,549	269,048
Costs for the Year	$ 12,073,719	$ 3,396,930

- See Accompanying Notes -

---

1. Nature of Business

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of sale or development for the creation of value for shareholders.

---

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiary Bear Creek Exploration Company Ltd. (formerly Bear Creek Mining Company) which carries on its operation in Peru through its branch, Bear Creek Mining Company Sucursal del Peru. They have been accounted for under the purchase method.

b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness.

c) Equipment

Equipment is recorded at cost. The Company provides for amortization on exploration equipment using the straight-line method over their useful lives and office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

d) Income Taxes

The Company accounts for income taxes using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years on differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income during the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

f) Management's Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

g) **Stock-Based Compensation**

The Company accounts for all stock-based awards made to employees and non-employees using the fair value based method. The fair value of stock-based awards is recognized over their vesting period.

h) **Foreign Currency Translation**

The accounts of the Company's foreign operations have been translated into US dollars as follows:

- Monetary assets and liabilities at year-end rates,
- All other assets and liabilities at historical rates, and
- Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

i) **Derivative Financial Instruments**

The Company was not a party to any material derivative financial instruments during any of the reported fiscal years.

j) **Comparative Figures**

Certain of the comparative figures were reclassified, where applicable, to conform with the presentation used in the current year.

k) **Acquisition and Exploration Costs**

Acquisition and exploration costs are expensed as incurred since all of the Company's mineral property interests remain in the early exploratory stage with no currently defined proven or probable mineral reserves. If and when the Company's management determines that economically extractable proven or probable mineral reserves have been established, the subsequent costs incurred to develop such property, including costs to further delineate the ore body will be capitalized.

l) **Asset Retirement Obligations**

Asset Retirement Obligations requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at December 31, 2006 the Company does not have any asset retirement obligations.

m) Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, advances and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company holds cash balances and incurs payables that are denominated in Canadian Dollars. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar and the U.S. Dollar, resulting in currency gains or losses for the Company.

4. Equipment

Details are as follows:

	31 December 2006			31 December 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 27,165	$ 12,450	$ 14,715	$ 14,449	$ 5,948	$ 8,501
Exploration equipment	316,191	80,085	236,106	180,571	80,397	100,174
	$ 343,356	$ 92,535	$ 250,821	$ 195,020	$ 86,345	$ 108,675

5. Resource Property Costs

Cumulative resource expenditures, per project under active exploration, are as follows:

	Acquisition Costs	Exploration Costs	Incurred to 31 December 2006
Corani Project, Peru	$ 453,501	$ 9,132,856	$ 9,586,357
Santa Ana Project, Peru	41,383	811,443	852,826
El Abuelo Project, Peru	25,000	10,830	35,830
Don Marcelo Project, Peru	10,000	26	10,026
	$ 529,884	$ 9,955,155	$ 10,485,039

a) Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and

Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5,400,000 over three years. To date, Bear Creek has made the required payments totaling $2,400,000 (of which $2,000,000 was paid subsequent to year end), with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5,000,000 and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% Net Smelter Royalty ("NSR") on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the Decision to Mine has been made.

b) Santa Ana Project

During 2004, the Company acquired a 100% interest in the Santa Ana property in southeastern Peru. The property is subject to payments totalling 3% of direct exploration expenditures to a maximum lifetime payment of $280,000.

c) AngloGold Exploration Alliance

By letter agreement dated 12 January 2005, which was subsequently amended, the Company acquired certain data from AngloGold Ashanti Exploraciones del Peru S.A. ("AGA") in exchange for the issuance of 200,000 common shares of the Company's stock, 1 million warrants priced at

CDN$1.50 (exercised in 2005), and 1 million warrants priced at CDN$2.20 to expire 12 January 2007 (exercised in March 2006). The 200,000 shares issued had a value of $131,200 and the 2 million warrants had a value of $417,425. In addition, the Company was required to spend $250,000 in exploration costs within two years of signing the contract, which has been incurred. Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production.

d) Ataspaca Project

The Company entered into a term sheet dated 29 May 2002 and earned a 50% interest and management control of a 600 hectare mineral claim named "Brisa 1" in the department of Tacna, Southern Peru, known as the Ataspaca Project, from Southwestern Resources Corp. ("SW").

On 17 November 2004, the Company and SW entered into an agreement with Anglo American Exploration Peru ("AAEP"), whereby AAEP will continue exploration. Under the terms of the agreement, AAEP must incur exploration expenditures of $2,750,000 over a four-year period and make payments totalling $150,000 over a two-year period in order to earn a 60% interest in the project. The agreement takes effect once AAEP acquires a federal decree allowing for a foreign company to acquire title of mineral rights within the 50km border zone of Peru. The Company's interest would then be a 20% participating interest. In November 2006, Bear Creek was notified that the Supreme Decree had been approved and that the agreement will be finalized. AAEP is expected to commence drilling in the first quarter of 2007. To date, the Company has received $34,260 as reimbursement of expenditures.

e) El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $10 million over a four year period, conduct exploration of $1 million over three years, and conduct 1,000 meters of drilling in the first six months.

f) Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill programme of 1,500 meters in the first year.

The Company can acquire the remaining 25% by either granting a 1.25% NSR or by making the following additional payments of: $10 million for gold recoveries up to 2 million ounces, $20 million for gold recoveries between 2 and 5 million ounces, or $30 million for gold recoveries in excess of 5 million ounces.

g) Condor Project

On 30 November 2005, Bear Creek entered into an option agreement, whereby the Company had the right to acquire a 100% interest in the Condor Property, by making total payments of $1,766,962 over a three year period.

During the year ended December 2006, management decided to abandon the Condor Project and has terminated this option agreement.

6. Share Capital

a) **Details of shares issued are as follows:**

	Shares	Amount
Authorized:		
Unlimited common shares without par value		
Issued and fully paid:		
Balance - 31 December 2004	27,279,657	8,328,397
Shares issued for exploration alliance	200,000	131,200
Shares issued for warrants	5,803,952	4,709,951
Shares issued for stock options	735,000	300,940
Shares issued in private placement (i)	3,600,000	9,720,837
Fair value of options and warrants exercised	-	331,814
Share issuance costs	-	(1,074,391)
Balance - 31 December 2005	37,618,609	22,448,748
Shares issued for stock options	764,650	469,963
Shares issued for warrants	1,040,226	2,616,523
Shares issued for exploration alliance warrants	1,000,000	1,905,752
Fair value of options and warrants exercised	-	889,938
Balance – 31 December 2006	40,423,485	$ 28,330,924

i) On 30 August 2005, the Company issued a total of 3,600,000 Units at Cdn $3.25 per Unit for gross proceeds of Cdn $11.7 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share at Cdn $4.25 over a two-year period expiring on 30 August 2007. The underwriting fees associated with this issuance are 6% for a total of Cdn $702,000 and 180,000 Broker warrants which entitles the broker to acquire one common share and one-half of a Broker Option Warrant at Cdn $3.25 and expiring on 30 August 2007. Each whole Broker Option Warrant entitles the broker to acquire one common share of the Company at Cdn. $4.25.

b) **Details of Contributed Surplus:**

	2006	2005
Balance – Beginning of Year	$ 2,698,537	$ 1,170,355
Fair value of stock-based compensation	2,627,562	1,143,840
Fair value of warrants issued for exploration alliance	-	417,425
Fair value of broker warrants issued (exercised)	(276,736)	298,731
Fair value of stock options exercised	(372,341)	(155,250)
Fair value of exploration alliance warrants exercised	(240,861)	(176,564)
Balance – End of Year	$ 4,436,161	$ 2,698,537

c) **Share Purchase Options**

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than

the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. Options begin vesting on the grant date based on a schedule outlined in the share purchase option plan.

	Number of options	Weighted average exercise price (in CDN$)
Options outstanding at 31 December 2004	4,080,000	0.61
Year ended 31 December 2005		
Granted	1,800,000	3.10
Exercised	(735,000)	0.50
Cancelled	(15,000)	0.70
Options outstanding at 31 December 2005	5,130,000	1.49
Granted	235,000	6.38
Exercised	(764,650)	0.69
Cancelled	(245,000)	1.99
Options outstanding at 31 December 2006	4,355,350	1.87

A summary of the Company's options as at 31 December 2006 is as follows:

	Number	Price per Share	Expiry Date
Options	1,185,000	US$0.50	21 April 2008
	260,000	US$0.50	5 June 2008
	20,000	US$0.50	2 July 2009
	1,000,350	Cdn$0.70	24 November 2009
	730,000	Cdn$3.00	5 August 2010
	835,000	Cdn$3.00	5 August 2010
	100,000	Cdn$4.75	6 December 2010
	115,000	Cdn$4.60	31 May 2011
	110,000	Cdn$8.08	22 August 2011
	4,355,350		

3,559,100 options have vested at the year end.

On 5 August 2005, the Company granted directors, officers, consultants and employees of the Company options to purchase up to 1,700,000 common shares of the Company at an exercise price of CDN$3.00 per share. The options have a $3,538,909 estimated value on the grant date. Of these options, 835,000 were subject to shareholder approval, which was received on 25 May 2006.

On 6 December 2005, the Company granted an officer of the Company options to purchase up to 100,000 common shares of the Company at an exercise price of CDN$4.75 per share. These options have a $343,785 estimated value on the grant date.

On 30 May 2006, the Company granted an officer and an employee of the Company options to purchase up to 115,000 common shares of the Company at an exercise price of CDN$4.60 per share. These options have a $399,014 estimated value on the grant date.

On 22 August 2006, the Company granted employees of the Company options to purchase up to 120,000 common shares of the Company at an exercise price of CDN$8.08 per share. These options have a $706,119 estimated value on the grant date.

The options granted during the year ended 31 December 2006 were valued at $1,105,133 using the Black-Scholes option pricing model, based on the following assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	118 - 121%	132%
Risk-free interest rate	4.19%	4.27%
Expected life of options	5 years	5 years

The weighted average fair value of the options granted was Cdn$4.70 (2005 - Cdn$2.08).

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

d) **Warrants**

As at 31 December 2006, the following share purchase warrants were outstanding:

	Number	Price per Share	Expiry Date
Series D Warrants	605,695	Cdn$1.25	7 April 2007
Series E and Broker Option Warrants	1,449,852	Cdn$4.25	30 August 2007
Broker Warrants*	10,328	Cdn$3.25	30 August 2007
	2,065,875		

* Each Broker Warrant when exercised includes one-half of a Broker Option Warrant which entitles the holder to acquire one common share for each whole Broker Option Warrant at $4.25 per common share. All of the Broker Warrants were exercised subsequent to 31 December 2006, which resulted in an additional 5,163 Broker Option Warrants being issued and exercised subsequent to 31 December 2006.

Series D warrants were subject to a forced 30-day exercise provision if the Company's shares trade at or above Cdn$1.90 for over a period of 20 consecutive days. On December 20, 2006 the Company enforced the 30-day exercise provision. All of the Series D warrants were exercised subsequent to 31 December 2006.

Series E warrants are subject to a forced 30-day exercise provision if the Company's shares trade at or above Cdn$5.24 for over a period of 10 consecutive days. On December 20, 2006 the Company has enforced the 30-day exercise provision. All of the Series E warrants were exercised subsequent to 31 December 2006.

7. Related Party Transactions

The following represents the details of related party transactions paid or accrued during the year ended 31 December 2006:

		2006		2005
Consulting fees paid to a director of the Company	**$**	**41,000**	$	68,500
Legal fees paid to a firm in which a director of the Company is a partner	**$**	**22,997**	$	53,333
Legal fees paid to a firm in which an officer of the Company is a partner	**$**	**126,097**	$	117,446
Accounting fees paid to a firm in which an officer of the Company is a partner	**$**	**41,163**	$	24,765
Rent paid to a company with a common director and officer of the Company	**$**	**21,518**	$	18,198

Included in accounts payable are $38,547 of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

8. Segmented Information

The Company has one operating segment, which is mineral exploration. All of the Company's exploration expenses as disclosed on the exploration cost schedule are incurred in South America. All of the Company's assets and other expenses are in Canada, except for $323,432 of assets, which are located in Peru.

9. Commitments

a) By an agreement dated 27 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with a director and officer of the Company to act as the President and C.E.O. of the Company. Compensation per the amended agreement is $13,750 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of the termination.

b) By an agreement dated 30 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with an officer of the Company to act as the Vice President of Explorations of the Company. Compensation per the amended agreement is $10,300 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of termination.

c) The Company has co-signed an operating lease agreement, commencing on 1 October 2006 to 31 December 2011. The total minimum lease payments are Cdn$8,823 per month and Cdn$105,876, per annum. The Company's proportionate share of the minimum lease payments is Cdn$3,265 per month and Cdn$39,180 per annum.

10. Income Taxes

In Canada and Peru, the Company has non-capital losses for income tax purposes of approximately $4,774,000, which expire between 2007 and 2026.

The Company has incurred in Peru certain resource related expenditures of approximately $13.6 million, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

Future income tax assets are not recorded for the above tax loss carry-forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company's future income tax assets, after applying enacted corporate income tax rates are as follows:

	2006 $thousands	2005 $thousands
Non-capital losses	1,472	1,231
Unamortized share issue costs	196	431
Tax value of resource properties and plant and equipment costs in excess of net book value of resource property and plant and equipment	4,098	1,402
	5,766	3,064
Less: Valuation allowances	(5,766)	(3,064)
	-	-

11. Litigation

During the current year the Company uncovered a scheme in which some funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees. The total losses arising from the fraudulent transactions committed against the Company by this employee amounted to $0.1 million over an approximate eight-month period ending September 2006, and have been reported as part of general administrative expenses. Following the discovery, the employee was dismissed for cause. The Company has filed criminal charges against the former employee to recover the amounts misappropriated, and has cancelled all options that had been granted to the former employee.

In addition to the above, the former employee also falsified reporting documents that were used in preparing the Company's consolidated balance sheet and consolidated income statement for the period ended 30 June 2006. This resulted in incorrect accounting for certain transactions.

During the investigation into the above fraud, it was discovered that the Peruvian accounting firm contracted to perform supervisory accounting support for the Company's subsidiary did not perform all of the procedures agreed to in their engagement contract. As a result, the Company has cancelled their engagement contract with the Peruvian accounting firm.

12. Subsequent Events

Subsequent to year end, a total of 2,071,038 share purchase warrants and 157,500 options were exercised for cash of Cdn $7.1 Million (Note 6d).

La Yegua

In February 2007 Bear Creek signed a Letter of Intent with Chapleau Resouces Ltd. ("Chapleau") in which Chapleau may acquire up to a 75% interest in the project. La Yegua is a porphyry copper-molybdenum project, which is 100% owned by the Company and is located in the Apurimac Department of Southern Peru. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the granting of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%.

INDEPENDENT
MINING CONSULTANTS, INC.

2700 E. Executive Drive, Suite 140
Tucson, Arizona 85706 USA
Tel: (520) 294-9861 Fax: (520) 294-9865

March 30, 2007

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

And To: Bear Creek Mining Corporation

Dear Sirs/Mesdames:

RE: Bear Creek Mining Corporation (the "Company")

Reference is made to (i) the "Corani Mineral Resource, Technical Report dated Oct. 4, 2006" (the "Technical Report") prepared for the Company by the undersigned, John M. Marek, and (ii) the annual information form of the Company dated March 30, 2007 (the Annual Information Form").

I do hereby consent to all references to the Technical Report in the Annual Information Form, and to all extracts from and summaries of the Technical Report in the Annual Information Form. I confirm that I have read the Annual Information Form, and that the disclosure in the Annual Information Form fairly and accurately represents the information in the Technical Report that supports the disclosure in the Annual Information Form

Yours Truly,



John M. Marek
President
Independent Mining Consultants, Inc.

ANNUAL INFORMATION FORM


BEAR CREEK
MINING CORPORATION

BEAR CREEK MINING CORPORATION

1050 – 625 Howe Street
Vancouver, British Columbia V6C 2T6
Telephone: (604) 685-6269
Facsimile: (604) 685-6268
E-Mail: info@bearcreekmining.com
Website: www.bearcreekmining.com

For the year ended December 31, 2006

Dated March 30, 2007

TABLE OF CONTENTS

PRELIMINARY NOTES

In this Annual Information Form, Bear Creek Mining Corporation is referred to as the "**Company**" or "**Bear Creek**". All information contained herein is as at March 30, 2007, unless otherwise specified.

Currency

This Annual Information Form contains references to both United States dollars and Canadian dollars. United States dollars are referred to as "US$" and Canadian dollars are referred to as "$".

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains forward-looking statements concerning the Company's plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements". Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

- risks related to gold price and other commodity price fluctuations;
- risks and uncertainties relating to the interpretation of drill results, and the geology, grade and continuity of mineral deposits;
- risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
- results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
- mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
- the potential for delays in exploration or development activities or the completion of feasibility studies;
- the uncertainty of profitability based upon the Company's history of losses;
- risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
- risks related to environmental regulation and liability;

- political and regulatory risks associated with mining and exploration; and
- other risks and uncertainties related to the Company's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Information Form under "Description of the Business – Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change unless required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TECHNICAL TERMS

In this Annual Information Form, the following technical terms have the following meanings:

"CIM" Canadian Institute of Mining, Metallurgy and Petroleum.

"Dore" A compound containing gold and silver metal and various impurities.

"gpt" Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.

"NI 43-101" National Instrument 43-101 - *Standards of Disclosure for Mineral Projects*. An instrument developed by the Canadian Securities Administrators (an umbrella group of Canada's provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The instrument establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

"Qualified Person" Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

"SG" Specific gravity, a measurement of density.

"tpd" Tonnes per day. One metric tonne equals 1.10231 short tons.

"TSX-V" TSX Venture Exchange.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres ("**km**")	1.609
Kilometres	Miles	0.6214
Acres	Hectares ("**ha**")	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

Mineral Elements

Ag – Silver

Au – Gold

NI 43-101 Definitions

"Mineral resource" Refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

"Measured mineral resource" Refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"Indicated mineral resource" Refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred mineral resource" Refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Mineral reserve" Refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

"Proven mineral reserve" Means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate.

"Probable mineral reserve" Means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

CORPORATE STRUCTURE

Name, Address and Incorporation

The legal and commercial name of the Company is "Bear Creek Mining Corporation". The Company was incorporated under the British Columbia *Company Act* on August 31, 1999 under the name 4271 Investments Ltd., and on September 30, 1999 changed its name to EVEolution Ventures Inc. and increased its authorized share capital from 1,000,000 common shares without par value to 50,000,000 common shares without par value. On April 11, 2000, the Company obtained a listing on the TSX-V as a capital pool company. On November 14, 2002 the Company continued under the Yukon *Business Corporations Act* and increased its authorized share capital from 50,000,000 common shares without par value to an unlimited number of common shares without par value.

On July 16, 2004, the Company continued under the British Columbia *Business Corporations Act* the ("**BCA**") and in connection therewith adopted its current constating documents comprising of its Notice of Articles and Articles.

The Company is domiciled in British Columbia, Canada and is a company governed by the BCA. The Company's principal place of business is located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located at 10th Floor – 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company has an operations office in Lima, Peru.

Intercorporate Relationships

Effective April 20, 2006, the Company's wholly-owned subsidiary, Bear Creek Mining Company (previously EVEolution Ventures (USA) Inc.), continued from the State of Arizona to the Province of British Columbia under the BCA and changed its name to "Bear Creek Exploration Company Ltd." (the "**Subsidiary**"). The Subsidiary also has a branch office registration in Peru. The Company does not have any subsidiaries other than the Subsidiary. All the Company's mineral properties in Peru, with the exception of the "Corani Property" are held under the subsidiary. The "Corani Property" is held by the parent company, Bear Creek Mining Corporation.

Unless the context otherwise indicates, references to the term the "**Company**" in this Annual Information Form includes the Subsidiary.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

The Company is a British Columbia based mineral resource corporation engaged in the acquisition and exploration of mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of subsequent development, mining or sale for the creation of value for shareholders. Current efforts are focused on gold and silver exploration in Peru, although opportunities in adjacent countries and other precious or base metal commodities are also considered by the Company.

The Company completed a public offering in British Columbia, Alberta and Ontario of 12,000,000 units at a price of US$0.50 per unit for gross proceeds of US$6,000,000 pursuant to a prospectus dated April 1, 2003. Each unit consisted of one common share of the Company and one-half of one series "C" share purchase warrant, each whole warrant being exercisable to purchase one additional common share at a

price of US$0.75 for a period of one year. In addition, Series "A" and "B" warrants were issued as part of the repayment of US$1,200,000 in bridge loans to certain lenders, such warrants having an exercise price of US$0.50 and US$0.75, respectively, and an expiry date of April 22, 2004. In April, 2004, the Company received TSX-V approval to extend the expiry date of the Series "A", "B" and "C" warrants to April 21, 2005 with the addition of an early acceleration provision enabling the Company to give 30 days' notice that the warrants will expire in the event that the Company's share price closes at or above $0.85 for Series A and $1.20 for Series B and C, for a period of 20 consecutive trading days. In March, 2005, the Company received requisite consents and approvals to amend (the "**Amendment**") the Series "B" and "C" warrants to provide for the issuance of units of the Company at a price of $0.75 per unit to those warrant holders who exercise their warrants during the 10 day early exercise period ending April 7, 2005. Each such unit consisted of one common share of the Company and one-half of one Series "D" warrant entitling the holder to purchase an additional common share at a price of $1.25 for a period of two years. The Company subsequently announced on April 11, 2005 that it had received approximately US$2,390,000 from the early exercise of Series "A", "B" and "C" warrants and had issued a total of 1,561,142 Series "D" warrants under the terms of the Amendment.

On August 30, 2005, the Company closed a private placement financing through a syndicate of underwriters co-led by Haywood Securities Inc. and Canaccord Capital Corporation and including Pacific International Securities Inc. At the closing the Company issued 3,600,000 units (including 500,000 units issued pursuant to an over-allotment option granted to the underwriters) at a price of $3.25 per unit for total gross proceeds of $11,700,000. Each unit consisted of one common share of the Company and one-half of one Series "E" non-transferable warrant, each whole warrant being exercisable to purchase one additional common share of the Company at a price of $4.25 until August 30, 2007, subject to an acceleration right of the Company in the event that the weighted average trading price of the Company's common shares exceeds $5.24 per share over a period of ten consecutive trading days on the TSX-V (or other stock exchange on which the Company's common shares are then listed). The Company approved the participation by one insider, Silver Wheaton Corp., in the private placement for the purchase of 540,000 units on the same terms as arm's length investors, which enabled Silver Wheaton Corp. to maintain its holdings of approximately 14.8% of the issued common shares of the Company after giving effect to the private placement. The underwriters were paid a cash commission of $702,000 and broker warrants entitling them to purchase 180,000 units of the Company until August 30, 2007 at a price of $3.25 per unit.

In December, 2005 the Company announced its nomination to the 2005 TSX Venture 50™, the first ever ranking of Canada's top emerging public companies listed on the TSX-V. The TSX Venture 50™ comprises the top 10 TSX-V listed companies in each of five major industry sectors based on a ranking formula with equal weight given to one-year revenue (last reported 12 months), return on investment, market cap growth and trading volume (all data as of August 31, 2005). The Company was nominated to the mining category of the 2005 TSX Venture 50™.

In March, 2006 the Company was graduated to Tier 1 by the TSX Venture Exchange.

On December 20, 2006, the Company elected to accelerate the expiry of the Series D and Series E share purchase warrants by activating the Accelerated Expiry Provision in its Series D and Series E share purchase warrants (collectively, the "**Warrants**"). The Warrants were originally issued on April 7, 2005 and August 30, 2005, respectively. Over a period of 20 consecutive trading days the weighted average closing price of the Company's shares on the TSX-V was greater than $1.90 and $5.24 per share, respectively. The Expiry Date of the Warrants was January 22, 2007. All of the 2,072,210 outstanding Warrants were exercised for gross proceeds of $6.955 million.

The Company's principal exploration property is currently the Corani silver-Lead-Zinc (Gold) Property which is an advanced-stage exploration project (the "**Corani Property**") located in Peru.

In 2006, the Company commenced initial wide-spaced reconnaissance drilling on its 100% owned Santa Ana property in Northern Peru.

During the course of 2006, several properties were acquired through the process of staking under the mineral acquisition laws of Peru. The majority of these properties are being evaluated as preliminary stage exploration targets and their significance will be determined as information is received.

Two properties were acquired through option agreements which have escalating payment commitments; El Abuelo and Don Marcelo (see "Mineral Projects - Other Projects"). These prospects were acquired during the Company's normal business of generative exploration activities and their significance will be determined as additional information, including drilling, is obtained during the course of the Company's 2007 exploration programs. The Company announced on January 17, 2007 the acquisition of two new gold projects known as the El Abuelo Project and Don Marcelo Project, both located in northern Peru.

DESCRIPTION OF THE BUSINESS

General

The Company is a British Columbia based mineral resource corporation engaged in the acquisition and exploration of mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of subsequent development, mining or sale for the creation of value for shareholders. See "Three Year History and Significant Acquisitions" and "Mineral Projects".

As at the end of the Company's most recently completed financial year, the Company employed 25 full-time employees at its offices in Vancouver, British Columbia and Lima, Peru.

Information Regarding Peru

Current Central Government

Peru is a democratic republic. Peru's constitution was initially approved by a national referendum held on October 31, 1993. Peru is governed by an elected president and an elected congress. Peru held presidential and congressional elections on April 9, 2006, and in a presidential runoff on June 4 between the two top vote-getters, former President Alan Garcia, of the APRA party, defeated Ollanta Humala, of the Union por el Peru (UPP) party, 52% to 47%, respectively. Despite the loss, Humala's UPP will have the largest block in Congress, with 45 seats, followed by Garcia's APRA with 36, the Union Nacional coalition with 17, and four other parties splitting the remaining 22 seats. On July 28, 2006, Alan García assumed the office as President for a five year term.

Recent Political and Economic History

Peru's history since the mid-1980s has been one of political and economic instability under both democratically elected and dictatorial governments. These governments have pursued various policies, including frequent intervention in the national economy and social structure. Past governments have also imposed controls on prices, exchange rates, local and foreign investment and international trade, thereby restricting the ability of companies to freely operate.

From approximately 1985 to 1990, Peru suffered from significant inflation and a series of nationwide general labour strikes. Peru's economic and social difficulties were increased by the terrorism of the Sendero Luminoso (the "Shining Path"), a Maoist group intent on creating a socialist government. In 1992, the then leader of Sendero Luminoso and most of his top officials were captured by the Peruvian military. Subsequently, hundreds of Sendero Luminoso terrorists have surrendered or been captured, including the capture of another leader in 1999. These arrests have resulted in a significant decrease in

terrorist activities throughout Peru. Remaining terrorist activity now appears to be largely confined to several isolated pockets within Peru.

The Fujimori Decade (1990-2000)

Concerned about the economy, the increasing terrorist threat from Sendero Luminoso, and allegations of official corruption, and with the hyperinflation that took place from 1988 to 1990, voters chose a relatively unknown mathematician-turned-politician, Alberto Fujimori, as president in 1990. Fujimori felt he had a mandate for radical change. He immediately implemented drastic economic reforms to tackle inflation (which dropped from 7,650% in 1990 to 139% in 1991), but found opposition to further drastic measures, including dealing with the growing insurgency. On April 4, 1992, Fujimori dissolved the Congress in the "auto-coup," revised the constitution, and called new congressional elections. With a more pliant Congress, Fujimori proceeded to govern unimpeded. Large segments of the judiciary, the military and the media were co-opted by Fujimori's security advisor, the shadowy Vladimiro Montesinos. The government unleashed a counterattack against the insurgency that resulted in countless human right abuses and eventually quashed the Shining Path and MRTA. During this time he also privatized state-owned companies, removed investment barriers and significantly improved public finances.

Fujimori's constitutionally questionable decision to seek a third term, and subsequent tainted electoral victory in June 2000, brought political and economic turmoil. A bribery scandal that broke just weeks after he began his third term in July forced Fujimori to call new elections in which he would not run. Fujimori fled the country and resigned from office in November 2000. A caretaker government under Valentin Paniagua presided over new presidential and congressional elections in April 2001. The new elected government, led by President Alejandro Toledo, took office July 28, 2001.

The Toledo Administration (2001-2006)

The Toledo government successfully consolidated Peru's return to democracy, a process that had begun under President Paniagua. The government undertook initiatives to implement the recommendations made by the Truth and Reconciliation Commission (TRC), which had been charged with studying the circumstances surrounding the human rights abuses and violations committed between 1980 and 2000. Criminal charges for corruption and human rights violations were brought against former President Fujimori, who is in Chile fighting off extradition. Despite being a frequent target of media criticism, Toledo has maintained strong commitments to freedom of the press.

Under President Toledo, Peru completed negotiations for a Trade Promotion Agreement (TPA) with the U.S., to replace the Andean Trade Preferences and Drug Eradication Act, which expires in December 2006. The TPA must still be signed and ratified by the U.S. and Peruvian congresses. Toledo also unveiled the construction of a road that will connect Brazil and Peru's isolated interior to the Pacific coast.

Toledo's strong economic management has led to an impressive economic boom in Peru that remains strong. Poverty reduction has been uneven, however. Although in some areas poverty has decreased by up to 37% over the last five years, nationally it has only decreased by 5% and over half of Peruvians are still considered poor (living on less than US$2 a day). In 2005, the government implemented "Juntos," a program to double the income of people living under extreme poverty (less than US$1 a day).

Toledo's mandate ended on July 28, 2006.

The Garcia Administration (1985 – 1990 and from 2006)

García earned his law degree at the National University of San Marcos in 1971, in Lima, Peru. Afterwards, he moved to Europe, attending the Universidad Complutense in Madrid, where he studied and completed his thesis on constitutional law, earning him a doctorate in political science. In 1973, he

went on to the University of Paris, where he obtained a degree in sociology. García lived several years in Paris.

Garcia's first term as a president began on July 28, 1985. For the first time in its sixty-year history, the APRA party had come to power in Peru. Aged only 36, García was dubbed "Latin America's Kennedy", becoming the region's youngest president at that time. Despite his initial popularity among Peruvian voters, García's term in office was marked by bouts of hyperinflation, which destabilized the Peruvian economy. The economic turbulence exacerbated social tensions in Peru and contributed in part to the rise of the violent rebel movement the Shining Path. His critics claim the many poor decisions he took while in office created an environment that lead to the rise of an authoritarian leader like Alberto Fujimori.

After a decade of Fujimori and five years of Toledo, on July 28, 2006, Alan García was again sworn in as the new president of Peru after winning approximately 53% of the nationwide vote in the elections held on June 4, 2006 against Ollanta Humala. He had huge support in Lima and the northern coast, but didn't get the votes of Humala's strongholds such as the southern region (mostly impoverished but including major cities such as Cusco and Arequipa) and the rain forest areas. Voting for him was dubbed by a third of the voters as "voting for the lesser of two evils". Although many people in Peru had a very negative impression of García after his first presidency, they were concerned by rumors that Humala would create a government based on Fidel Castro's Cuba and would turn Hugo Chávez, President of Venezuela, into the virtual ruler of Peru, due to his patronage of Humala's party. Humala denied these rumours, but his conflicting statements about his government's vision and Hugo Chávez's strong campaigning for him created enough suspicion among voters to cause him to lose the election.

During Garcia's second term he has thus far demonstrated that he is committed to prudent fiscal policy and addressing the distribution of wealth. President Garcia has resisted raising taxes or initiating new royalties on the natural resources sector; and has instead, brokered an agreement whereby mining companies have agreed to a voluntary contribution of US$780 million to be applied on social programs over the next five years. Convincing mining companies to provide funding for social programs during high commodity prices and corporate earnings is widely considered to be a very positive move towards maintaining an attractive environment for foreign investment. The voluntary contributions are subject to non-introduction of any new tax and are to be deducted from existing taxes and other company expenditures.

Garcia's government states they are determined to implement a comprehensive strategy aimed at boosting Peru's economic growth while ensuring that its benefits are shared by all. The program seeks to consolidate macroeconomic stability, alleviate poverty decisively, and address structural weaknesses to enhance medium-term growth prospects. Long-standing vulnerabilities related to a narrow tax base, poor infrastructure, high dollarization and low financial intermediation, and high labor informality are being addressed to support growth. The Government also confirms their fiscal regime will continue to be consistent with enhancing the relative competitiveness of Peru in attracting investment into the mining and hydrocarbon sectors.

Economy

Peru's economy is one of the most dynamic in Latin America, showing particularly strong growth over the past three years. During the 1990s, Peru was transformed by market-oriented economic reforms and privatizations, and met many conditions for long-term growth. From 1994 through 1997, the economy recorded robust growth driven by foreign direct investment, but stagnated from 1998 through 2001. Upon taking office in 2001, President Alejandro Toledo maintained largely orthodox economic policies, and took measures to attract investment. GDP grew 6.3% in 2005, 5% in 2004, 4.9% in 2002, and 3.8% in 2003. Recent economic expansion has been driven by construction, mining, investment (particularly in the Camisea natural gas project), domestic demand, and exports. Inflation was 1.5% in 2005, and the

fiscal deficit fell to .6 % of GDP. In 2005 external debt decreased to 41.8% of GDP, and foreign reserves reached a record US$13.7 billion by the end of 2005.

2006 was one of the most favorable periods for the Peruvian economy in the last decade. Uncertainty due to presidential elections early this year did not affect economic performance. The performance of the Peruvian Stock Exchange was one of the highest yielding in the world. Likewise, Peru achieved a public sector surplus and the tax burden reached 15% (the highest since 1985). Investment also increased during 2006, although there is still certain social instability in the country. As in the previous year, a high growth rate was achieved in the context of favorable commodity prices. The Peruvian Gross Domestic Product (GDP) increased by 7.67% in 2006, reaching US$70.82 billion and driving the GDP per capita to approximately US$3,000. In general, all productive sectors grew relative to 2005 levels.

The public sector surplus at the end of September 2006 was of 1.38% of GDP, compared to the -0.30% deficit observed in 2005, due to the increase in the current revenue (mainly due to high mineral prices) and a controlled expenditure budget. International net reserves increased to approximately US$16,473 million. Peruvian exports amounted to US$16,933.77 million until September, 2006 as a consequence of higher metal prices and higher volumes of exports (especially mining and agriculture products). During the nine month period ended on September 2006, imports amounted to US$10,698.80 million and the trade balance surplus in 2006 was approximately US$6,234.97 million.

Inflation for 2006 recorded its second lowest level in the last decade after the deflation observed in 2001, closing at 1.14%. This outcome was due to transitory factors, including a reduction in prices of fuel, electricity, telephone services and certain food products. In addition, as a result of the export boost and a higher demand of the Peruvian currency, the Peruvian Nuevo Sol was revaluated relative to the US dollar, closing the year with an exchange rate of 3.21. This represents a revaluation of 6.9% compared to 2005 (the exchange rate at year end was at 3.43). This rate is expected to continue its trend in 2007.

Peru's economy is well managed, and better tax collection and growth are hiking revenues, with expenditures keeping pace. Private investment is rising and becoming more broad-based. The government has had success with recent international bond issuances, resulting in ratings upgrades.

Foreign Trade and Balance of Payments

Peru registered an estimated US$4.3 billion trade surplus in 2005 as exports swelled to US$17 billion, up around 33% from 2004. Peru and the U.S. negotiated a free trade agreement in December 2005, awaiting ratification by the U.S. and Peruvian congresses. Peruvian growth was propelled by high mineral prices, U.S. Andean Trade Promotion and Drug Eradication Act (ATPDEA) benefits and completion of the Camisea gas project. The trade surplus drove up reserves and caused the currency to strengthen 5.5% against the dollar over the year.

Peru's strong economic performance allowed it to buy back US$2 billion in debt from the Paris Club in June 2005.

Peru's major trading partners are the U.S., EU, China, Chile and Japan. In 2005, 30% of exports went to the U.S. and 30.3% of imports came from the U.S. Exports include gold, copper, fishmeal, petroleum, zinc, textiles, apparel, asparagus and coffee. Imports include machinery, vehicles, processed food, petroleum and steel. Peru belongs to the Andean Community, APEC, and the WTO.

In December 2005, Peru and the U.S. completed negotiations to replace the Andean Trade Preferences and Drug Eradication Act, which expired in December 2006, with a Trade Promotion Agreement (TPA). The TPA was signed on April 12, 2006, ratified by the Peruvian Congress on June 28, 2006, but the U.S. Congress still needs to ratify it for the TPA to come into force. Upon implementation of The TPA, 80% of consumer and industrial products and more than two-thirds of current U.S. farm exports to Peru

became duty-free immediately. Over the coming years, Peru will continue to provide substantial market access to U.S. goods, services and agricultural products by gradually eliminating all tariffs on U.S. exports to Peru. The TPA also provides a secure, predictable legal framework for U.S. investors operating in Peru, provides for the enforcement of quality labor and environmental standards, protects intellectual property rights, and installs an effective dispute settlement process.

Foreign Investment

The Peruvian Government actively seeks to attract both foreign and domestic investment in all sectors of the economy. The registered stock of foreign direct investment (FDI) is over US$12.6 billion, with the U.S., Spain and Britain the leading investors. FDI is concentrated in mining, electricity, telecoms and finance. International investment was spurred by the significant progress Peru made during the 1990s toward economic, social, and political stability. The Peruvian government's economic stabilization and liberalization program lowered trade barriers, eliminated restrictions on capital flows, and opened the economy to foreign investment, with the result that Peru now has one of the most open investment regimes in the world. Between 1992 and 2001, Peru attracted US$10 billion in foreign direct investment, after negligible investment during the 1980s.

The basic legal structure for foreign investment in Peru is formed by the 1993 constitution, the Private Investment Growth Law, and the November 1996 Investment Promotion Law. Although Peru does not have a bilateral investment treaty with the United States, it has signed an agreement (1993) with the Overseas Private Investment Corporation concerning OPIC-financed loans, guarantees, and investments. Peru also has committed itself to arbitration of investment disputes under the auspices of the World Bank's International Center for the Settlement of Investment Disputes (ICSID) or other international or national arbitration tribunals. Section 527 Report to Congress on Expropriation Claims and Certain Other Investment Disputes lists 12 active investment disputes in Peru involving U.S. companies for 2004, many of which are either under arbitration or the jurisdiction of the local courts.

Economic Outlook

A 6.7% growth has been forecast for the Peruvian economy for 2007, with a homogeneous growth in each of the Peruvian economic sectors. In this context, the commerce and services sector and the construction one are expected to continue with the highest economic growth. Domestic demand is still going to be driving this growth. Low levels of inflation are expected to continue. According to forecasts, inflation should continue below the inflationary range during the first four months of 2007.

According to the government, macroeconomic policies for 2007–2008 aim at sustaining economic growth, low inflation, and a strong external position. The economy is expected to grow by 5.5 to 6%, led increasingly by a strong domestic demand, and twelve-month inflation is projected to remain at around 2.5%. The external current account surplus would narrow to ¼% of GDP in 2007 to 2008, and net international reserves are projected to grow by at least US$400 million in 2007, with some further increase in 2008. To achieve these objectives, the government must maintain prudent fiscal and monetary policies, while implementing growth-enhancing reforms.

Currency

Peru's official monetary unit is the nuevo sol ("S"). It currently is not subject to any exchange restrictions and has been freely floating since March 27, 1991. As of March 30, 2007, the US$/S exchange rate was 0.3141.

Mining and Energy

Peru is the world's largest producer of silver (head to head with Mexico), sixth-largest producer of gold and copper, third-largest producer of zinc and a significant source of the world's lead. Mineral exports have consistently accounted for the most significant portion of Peru's export revenue, averaging around 50% of total earnings in 1998 to 2003.

Peru has a lengthy history of mining that predates the Spanish conquistadors. Although political unrest and instability slowed the development of some of Peru's ore bodies since 1995, mining continues to be an important contributor to the national economy. The flow of exploration funding by foreign entities has remained high due to the abundance of mineral targets. Presently, mining accounts for approximately one-twentieth of Peru's gross domestic product and approximately one-half of its total exports. The mining sector currently generates the highest amount of foreign currency from exports, more than US$3 billion per year. The most important mineral commodities produced are copper, gold, tin, lead, zinc, and silver.

Before 1990, the mining industry was divided between the large state-controlled mining companies, Empresa Minera del Peru ("**Minera Peru**"), Empresa Minera del Hierro del Peru ("**Hierro Peru**") and Empresa Minera del Centro del Peru ("**Centromin**") and the private mining sector. Under the Peruvian government that ended in 1990, investment and activity in the mining industry was depressed by exchange controls, inflation, the imposition of arbitrary exchange rates and terrorist activity. Private mining companies continued to produce during this period but suffered from a general lack of capital. However, in 1994, mining companies spent an estimated US$100 million on mineral exploration, an indication that the investment climate in Peru had started to benefit from the government's reform programs. By 2000, annual mineral exploration expenditures had grown to over US$139 million (Source: Metal Economics Group, 2002).

Since 1990, the Peruvian government has been actively seeking foreign investment in the mining sector and has privatized most of the state-owned mining companies, and the assets held by the state-owned companies Minero Peru and Centromin. In 1992, Hierro Peru, an iron ore deposit, was sold to Shougang Corporation, a Chinese State corporation, for US$120 million. Cerro Verde, a copper mine previously owned by Minero Peru, was privatized and sold by the central government in 1993 to Cyprus Amax Minerals Co. for US$37 million, with their commitment to invest US$485 million over the subsequent five years. In 1994, the Tintaya project, a copper operation in southern Peru, was privatized and is currently held by a Peruvian subsidiary of BHP Billiton. Antamina, a copper-zinc-silver-molybdenum resource owned by Centromin, was privatized in 1996. This world class deposit, which is jointly held by BHP Billiton, Xstrata, Teck Cominco and Mitsubishi, produced its first copper and zinc metal in 2001, after a capital investment of US$2.3 billion. On August 31, 2004, Las Bambas, a large copper skarn-porphyry project owned by Centromin was auctioned by the Peruvian private investment promotion agency - Proinversion. Xstrata was the winner, with total bid of US$121 million, plus a 3% sales royalty and a commitment to build a 50,000 t/d mine or invest at least US$1 billion. The formal option agreement was completed on October 1, 2004, giving Xstrata six years to explore the property, complete the feasibility work and decide whether or not to exercise the option and develop a mine. On January 31, 2006 Proinversion auctioned the "La Granja" copper project, which was awarded to Rio Tinto for the amount of US$20 million plus an investment commitment of US$60 million during an option term of three years with automatic extension to five years.

The improved regulatory environment and government reforms have led to the development of a vibrant exploration sector and are leading to new discoveries, such as Barrick Gold Corporation's 2002 announcement of its Alto Chicama gold deposit and the discovery of the Pierina gold deposit in 1995. Regulatory reforms have also led to significant investment by senior mining companies in previously operating mines such as the Yanacocha gold deposit, resulting in the formation of Minera Yanacocha (a

joint venture company with interests held by Newmont Mining Inc., Minera Buenaventura and the International Finance Corporation), currently Latin America's largest gold producer.

Peru has extensive reserves and is a major world producer of gold, copper, zinc and silver. In 2003, Peru produced 839,223 tonnes of copper worth an estimated US$1.34 billion and copper exports totaled 787,300 tonnes valued at US$1.26 billion. Peru has several large scale projects that are currently being made available for privatization, including with respect to copper, gold, coal, iron ore and phosphates.

Peru is a source of both natural gas and petroleum, although the country is a net energy importer. Oil output has been in steady decline since the early 1980s, resulting in Peru running an oil trade deficit since 1992. Crude oil production in 2003 averaged 91,351 barrels per day (bpd), compared to 195,000 in 1982. Recent initiatives by the Peruvian Government have begun to enhance incentives for private sector investment in oil exploration, although several barriers remain in place.

In August 2004, Peru inaugurated operations of the Camisea natural gas project. Camisea gas is fueling an electricity generator and six industrial plants in Lima, with other facilities in the process of switching to gas. In a second phase, liquefied natural gas (LNG) will be exported to the west coast of the United States and Mexico. The gas and condensates from Camisea are equivalent to some 2.4 billion barrels of oil, approximately seven times the size of Peru's proven oil reserves. The Camisea project is expected to gradually transform Peru's economy and catalyze national development. Once the export phase is in place, the project is expected to boost GDP by 1.3% annually for 20 to 40 years, draw over US$3 billion in FDI, create thousands of jobs, generate US$10 billion in government revenues, and turn Peru into a net energy exporter.

The Minister of Energy and Mines expects investments of US$4.4 billion over the next five years, with registered commitments of US$2.7 billion up to 2007. The National Investment Commission expects US$7 billion to be invested in mining up to 2008.

Risk Factors

An investment in the Common Shares of the Company involves a high degree of risk and must be considered highly speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:

History of Net Losses; Uncertainty of Additional Financing

The Company has received no revenue to date from the exploration activities on its properties. The Company incurred the following losses: (i) US$2,092,544 for the year ended December 31, 2004; (ii) US$4,756,242 for the year ended December 31, 2005; and (iii) US$15,258,832 for the year ended December 31, 2006. As of December 31, 2006, the Company has an accumulated deficit of US$28,181,444. The Company has not yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The exploration of the Company's properties depends on the Company's ability to obtain additional required financing. There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest in its properties as disclosed herein.

Company's Business Subject to Potential Political, Social and Economic Instability in Peru

The principal mineral property interests of the Company are located exclusively in the Republic of Peru. Regardless of recent progress in restructuring its political institutions and revitalizing its economy, Peru's history since the mid-1980s' has been one of political and economic instability under both democratically elected and dictatorial governments. These governments frequently have intervened in the national economy and social structure, including periodically imposing various controls the effects of which have been to restrict the ability of both domestic and foreign companies to freely operate. Although the Company believes that the current conditions in Peru are relatively stable and conducive to conducting business, the Company's current and future mineral exploration and mining activities could be impacted by adverse political or economic developments. The adverse developments may include widespread civil unrest and rebellion, the imposition of unfavourable government regulations on foreign investment, production and extraction, prices, exports, income taxes, expropriation of property, environmental compliance and worker safety.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Company has an interest will have an adverse effect on profitability in that infrastructure costs will be higher. There are also physical risks to the exploration personnel working in the rugged terrain of the Peruvian backcountry, often in poor climate conditions. These risks can be abated through personnel training, insuring that no one goes in the field alone and providing reliable communications such as satellite telephones.

In addition, previous mining operations may have caused environmental damage at certain of the Company's properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

Uncertainty of Mineral Resources

The figures for Mineral Resources disclosed under "Mineral Projects – Corani Property" are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render Resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

The Company's mineral projects are in the exploration stage as opposed to the development stage. Until they are categorized as "Mineral Reserves" under NI 43-101, the known mineralization at these projects is not determined to be economic ore. The Company's ability to put these properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditure made in the exploration of the Company's mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

The agreements pursuant to which the Company acquired its interests in certain of its properties provide that the Company must make a series of payments in cash and/or common shares over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties.

Metal Price Volatility

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company's properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The price of gold has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. During the year ended December 31, 2006, the annual high and low prices for gold per ounce for the 10:30 a.m. fixings on the London Bullion Market were US$725.75and US$520.75, respectively. On March 30, 2007, the 10:30 a.m. fixing on the London Bullion Market was US$663.50 and the last spot market price of gold on the New York Commodities Exchange was US$663.30 per ounce.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

Similarly, the price of the Common Shares and the Company's financial results may be significantly adversely affected by a decline in the price of silver. The price of silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control such as the sale or

purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, by-product production levels from base-metal mines, and the political and economic conditions of major silver-producing countries throughout the world. During the year ended December 31, 2006, the annual high and low prices for silver per ounce for the 10:30 a.m. fixings on the London Bullion Market were US$14.94 and US$8.83, respectively. On March 30, 2007, the 10:30 a.m. fixing on the London Bullion Market was US$13.35 and the last spot market price of silver on the New York Commodities Exchange was US$13.32 per ounce.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Foreign Exchange Rate Fluctuations

Operations in Peru are subject to foreign currency exchange fluctuations. With respect to Peruvian currency, the Company will transfer funds to its Peruvian branch on an as needed basis to avoid significant exposure to currency fluctuations. The Company may suffer limited losses due to adverse foreign currency fluctuations.

Title Risks

Although title to its properties has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties. Title insurance generally is not available for mining claims in Peru, and the Company's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks Associated with Joint Venture Agreements

The Company's interests in various of its properties may, in certain circumstances, pursuant to option agreements currently in place, become subject to the risks normally associated with the conduct of joint ventures. In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

The Company's rights to acquire an interest in certain resource properties may have been granted by third parties who themselves hold only a lease, an option, or an application for rights pending before the

Peruvian Ministry of Energy and Mines to acquire such properties. If such persons fail to fulfill their obligations, the Company could lose its interest in the property and may have no meaningful recourse, as it does not have any direct contractual arrangements with the underlying property holders. Where the Company's interests in resource properties are managed or operated by third parties, the Company's interests may be adversely affected in the event such third parties mismanage the operations being carried out on such properties.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See "Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Effecting Service of Process on the Company's Directors

Since certain of the Company's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts. Similarly, essentially all of the Company's assets are located outside Canada and there may be difficulties in enforcing judgments obtained in Canadian courts.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See "Directors and Officers" for details of the Company's current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Company's business and financial condition.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the BCA. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See "Directors and Officers".

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's activities and offices are currently located in Canada and Peru. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada and Peru may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*, Multilateral Instrument 52-10 – *Audit Committees* and National Instrument 58-101 – *Disclosure of Corporate Governance Practices*.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Disclosure Standards

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration and/or Marc Leduc, P. Eng.,Vice President of Technical Services and the President and CEO, Andrew Swarthout, P.Geo., who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

MINERAL PROJECTS

The Company is a British Columbia based mineral resource corporation engaged in the acquisition and exploration of mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of subsequent development, mining or sale for the creation of value for shareholders. Current efforts are focused on gold and silver exploration in Peru, although opportunities in adjacent countries and other precious or base metal commodities are also considered by the Company.

The following is a description of the Company's mineral properties and the nature of the Company's interests in such properties.

Corani Silver-Zinc-Lead - Gold Property

The Company's most advanced property in Peru is the Corani Property, which is the Company's material property for the purposes of NI 43-101.

By letter of understanding dated January 19, 2005 and subsequently formalized by an option agreement dated March 15, 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Bear Creek has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, Bear Creek, at its option, must make payments of US$5.4 million over three years. To date, the required

payments totaling US$2.4 million were made, with the final payment of US$3 million due on or before January 19, 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for US$5 million and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates standard dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% Net Smelter Royalty (NSR) on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to US$20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to US$20 million.

In addition to the payments listed above, Bear Creek will also pay pro-rata Success Payments of US$1.10 per ounce of gold, US$0.015 per ounce of silver, and US$0.005 per pound of copper, based upon recoverable metal as defined in a Feasibility Study. Bear Creek will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of US$10 million. To date Bear Creek has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the Feasibility Study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the Recoverable Reserves defined by a Feasibility Study, Bear Creek will then adjust the Success Payments and pay Rio Tinto the balance. The capitalized terms are defined terms in the option agreement.

Rio Tinto will have a claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing Bear Creek three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the decision to mine has been made.

On December 5, 2006, Bear Creek prepared and presented an updated resource estimate on the Corani project. This resource estimate updates a previous estimation completed in August 2006.

The following block model estimate was prepared by John Marek, PE, of Independent Mining Consultants ("IMC") of Tucson, Arizona, an independent Qualified Person as defined by Canada's National Instrument 43-101. Additionally, the methods used in determining and reporting the resources are consistent with the CIM Best Practices Guidelines for the estimation of mineral resources and mineral reserves. The method used in the resource calculation is equivalent to the method used in the resource calculation shown in our August 23, 2006 Press Release. For this resource estimate IMC has used metal prices based on a 3-year backward average and a 2-year forward price based on the metal markets when the resource estimates were calculated, with the prices found in the assumptions noted below.

Corani Project Silver Zone
Mineral Resource Based on 15 g/t Ag Cut-off and Prudent Open Pit Constraints - December 4, 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	7,699	50.4	0.89	0.29	12.5	151.1	49.2
	Indicated	42,456	37.8	0.65	0.37	51.6	608.4	346.3
	Meas+Ind	50,155	39.7	0.69	0.36	64.1	759.5	395.5
	Inferred	9,843	38.2	0.57	0.33	12.1	123.7	71.6
Minas	Measured	3,724	67.2	1.28	0.45	8.0	105.1	36.9
	Indicated	72,287	45.6	0.85	0.34	106.0	1,354.6	541.8
	Meas+Ind	76,011	46.7	0.87	0.35	114.0	1,459.7	578.7
	Inferred	17,723	42.7	0.59	0.26	24.3	230.5	101.6
Este	Measured	15,906	74.5	1.01	0.71	38.1	354.2	249.0
	Indicated	29,497	65.0	0.84	0.57	61.6	546.2	370.7
	Meas+Ind	45,403	68.3	0.90	0.62	99.7	900.4	619.7
	Inferred	2,242	45.3	0.38	0.12	3.3	18.8	5.9
Total All Deposits	Measured	27,329	66.7	1.01	0.56	58.6	610.4	335.1
	Indicated	144,240	47.3	0.79	0.40	219.2	2,509.2	1,258.8
	Meas+Ind	171,569	50.4	0.83	0.42	277.8	3,119.6	1,593.9
	Inferred	29,808	41.4	0.57	0.27	39.7	373.0	179.1

Assumptions used in Resource model by IMC in USD are: Silver Price= $9.75/oz; Zinc Price= $0.94/lb; Lead Price= $0.52/lb; Silver Recovery= 85%; Zinc Recovery= 65%; Lead Recovery= 65%; Smelter charges: Silver= $0.40 per ounce; Zinc= $0.135 per pound; Lead= $0.113 per pound; Mining Costs per tonne= $1.10; Process cost per tonne= $8.50; G&A per processed tonne= $0.85; Pit Slopes= 42 degrees in mineralized tuff and 50 degrees in post-mineralized tuff. Actual results will vary based upon completion of metallurgical testing.

The resource is based on 327 diamond drilled core holes and 25 surface trenches; all the data in the possession of Bear Creek as of November 29, 2006. All analyses of the samples were performed by ALS Chemex in Lima, Peru and a strict quality control and chain of custody protocol has been maintained throughout the project development.

Since the Corani project is a poly-metallic silver-lead-zinc project a cut-off grade of 15 g/t Ag has been used in the reporting of the resource. The 15 g/t Ag cut-off was chosen as it reflects what is considered to be a prudent cut-off level to take into account the additional metal values.

High Grade Core

There are high grade cores to each of the 3 deposits and these pods will likely be mined separately to enhance project economics. At a 45 g/t silver cutoff, the high grade cores cumulatively represent a resource of 68.3 million tonnes of ore at a silver grade of 80 g/t Ag, 1.18% Pb and 0.53% zinc (Measured and Indicated) and 5.0 million tonnes at 66.2 g/t Ag, 0.88% Pb and 0.27% Zn in the Inferred category. This represents 174.8 million ounces of silver, 1.78 billion pounds of lead and 0.80 billion pounds of zinc in the Measured and Indicated category and 10.6 million ounces of silver, 96 million pounds of lead and

30 million pounds of zinc in the Inferred category. These cores lie within a computer-generated pit shape able to be mined with a stripping ratio of 1.85:1, or less.

Resources of High Grade Core at 45 g/t cut-off Contained in Smaller Open Pit Shapes – December 4, 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	3,401	83.8	1.36	0.18	9.2	102.0	13.5
	Indicated	10,197	73.4	1.05	0.25	24.1	236.0	56.2
	Meas+Ind	13,598	76.0	1.13	0.23	33.3	338.0	69.7
	Inferred	1,546	63.7	0.91	0.41	3.2	31.0	14.0
Minas	Measured	2,368	84.9	1.48	0.50	6.5	77.3	26.1
	Indicated	25,904	68.7	1.24	0.36	57.2	708.1	205.6
	Meas+Ind	28,272	70.1	1.26	0.37	63.7	785.4	231.7
	Inferred	3,189	63.7	0.89	0.22	6.5	62.6	15.5
Este	Measured	10,816	93.3	1.18	0.91	32.4	281.4	217.0
	Indicated	15,634	90.3	1.09	0.83	45.4	375.7	286.1
	Meas+Ind	26,450	91.5	1.13	0.86	77.8	657.1	503.1
	Inferred	222	120.6	0.46	0.07	0.9	2.3	0.3
Total All Deposits	Measured	16,585	90.2	1.26	0.70	48.1	460.7	256.6
	Indicated	51,735	76.2	1.16	0.48	126.7	1,319.8	547.9
	Meas+Ind	68,320	79.6	1.18	0.53	174.8	1,780.5	804.5
	Inferred	4,957	66.2	0.88	0.27	10.6	95.9	29.8

High Grade Zinc

Drilling continues to demonstrate that the zinc at the Corani Project tends to occur in discreet high-grade zones and that the zinc potential remains open laterally and at depth in the three deposit areas. Applying a 1% zinc cut-off to the resource material (shown in the table below), there are 24.9 million tonnes averaging 1.88% Zn in the combined measured and indicated categories representing 65% (1.03 billion pounds) of the contained zinc in 14.5% of the measured and indicated resource tonnes. This is important for enhancing the economics of zinc recovery as these areas can be specifically targeted in the flotation flow-sheet to ensure recovery of the higher zinc grades.

Corani Project
High Grade Zinc Areas at 1% Zinc cut-off Contained in the Mineral Resource – December 4, 2006

	Ktonnes	Zn %	Pb %	Ag gm/t	Contained M Lbs Zn
Measured	5,323	2.21	1.47	83.9	259.3
Indicated	19,527	1.80	1.01	46.8	772.8
Total M&I	24,850	1.88	1.11	54.7	1,032.1
Inferred	3,373	1.56	0.47	21.2	116.3

Corani Este

Corani Este has the highest grade and remains open to the northwest. 97% of the contained resource silver ounces in the Este zone are in the measured and indicated categories.

Minas Corani

In the August, 2006 estimation the Minas Corani resource occurred in two separate zones; the West Limb and the East Limb. Subsequent drilling has shown that the two limbs are joined below a shallow cover of post mineral tuff and form one continuous zone of mineralization. This has resulted in an increase in the measured and indicated contained silver resource of 58% since the August resource estimate. As a result of drilling since July 2006, the Minas deposit has the largest contained resource of metal of the three deposits; though at a lower grade than the Este resource. Additionally, the deposit remains open to the northeast and southwest.

Main Corani

The mineralization between Minas Corani and Main Corani has been substantially infilled with the more recent drilling and the two zones have been linked in this resource model. Drilling between the Main Corani and Minas Corani zones has increased the certainty of the resource estimation. Higher-grade zinc mineralization also occurs on the eastern edge of Main Corani which has received limited drill testing and mineralization remains open.

Bear Creek has also performed exploration in the gold-silver target zone located 1.5 kilometers to the south of the silver-rich target for which the IMC resource estimation was done. Thirty-eight diamond drill holes tested 1,000 meters of strike length. Thirty-three drill holes yielded intersections averaging 17.4 meters grading 2.0 g/t Au and 40.4 g/t Ag. In May 2006, drilling in the gold-silver target area was temporarily suspended in order to focus on expanding resources in the silver-rich portions of the district for the IMC resource estimation. None of the results for the gold-silver target have yet to be included in any resource estimations.

Metallurgical Testing

Bear Creek has successfully completed the initial phase of metallurgical test work, which provides a conceptual flow sheet for the processing of the Corani material. Testing indicates that the probable recovery method will involve grinding, flotation and leaching to produce a silver rich lead concentrate, a zinc concentrate and silver dore. Bear Creek's test work indicates that an average combined silver recovery of approximately 76% has been obtained in high-sulfide material. Lead recovery of 60% is indicated to be achievable producing silver-rich lead concentrates. An overall recovery of zinc of approximately 60% is expected upon completion of additional test work; however, zinc recoveries of 87% have been produced when testing material containing greater than 2% zinc. These higher zinc recoveries are important considering that the zinc occurs in a reduced volume in the deposit (see "high grade zinc").

The preliminary testing of metallurgical recoveries achieved to date differs from the assumptions used by IMC in the resource estimate. IMC utilized recoveries based upon historical performance in similar poly-metallic silver-lead-zinc deposits world-wide, in the absence of a defined flow sheet for the processing of Corani ore. Metallurgical testing is an ongoing process in poly-metallic deposits, and Bear Creek expects that once metallurgical testing is further advanced and a process flow sheet developed that recoveries will approach those used in the resource calculation by IMC.

The drilling of four HQ diameter drill holes was completed in mid-November 2006 to provide metallurgical samples for shipment to SGS-Lakefield in Ontario for advanced metallurgical testing. A preliminary mining plan was performed using IMC, which provided guidance for the location of metallurgical drill holes, as well as further in-fill and step-out drilling requirements. The metallurgical drilling focused on areas identified in the preliminary mine plan as areas within the deposit which are likely to produce high-grade feed during the first years of production. The sample were collected and preserved for shipment under the supervision of Transmin Metallurgical Consultants. A metallurgical test work plan has been designed to build upon the positive results in previous testing and to further improve recoveries in silver, lead, and zinc for the purposes of a pre-feasibility study, which is expected to be initiated in the second quarter of 2007.

Resource Estimation /Preliminary Assessment (Scoping Study)

An initial scoping study, which considers the resource, ore processing and treatment, scale of production, and basic engineering has begun and is expected to be completed during the second quarter, 2007. This scoping study will provide Bear Creek with a project description which is expected to justify Bear Creek's decision to immediately commence a preliminary feasibility study.

At the time of this writing, two drills continue to explore the Corani district focusing on the silver-rich target area performing in-fill drilling, exploration, and metallurgical test-work drilling. Bear Creek anticipates spending approximately $3 million in the next six months on the Corani Project in order to continue drilling, perform extensive metallurgical testing, assemble a scoping study, and other exploration expenses to continue the project.

Property Description, Location and Titles

Location

The geographic center of the Corani Project is located at 8,446,375m North and 317,500m East, UTM coordinates, using the Provisional South American 1956 datum. This is approximately 14 degrees 4.65 minutes South Latitude and 70 degrees 39.6 minutes West Latitude.

The Corani Project is located at elevations of 4800 to 5100m above sea level in the Andes Mountains of southern Peru. More specifically, it is located within the Cordillera Vilcanota of the Eastern Cordillera, which is a high range of permanently snow-capped peaks that traverse Peru from southeast to northwest in the central-southeastern part of the country; although, the Corani Project has no permanent snowfields at any time during the year. The project is located just over the continental divide, on the northeast side (Atlantic side) of the divide that separates Pacific drainages from Atlantic drainages. The Corani Project is approximately 160 kilometers in a direct line southeast of Cusco, Peru.

Property Description

The Corani Project is a contiguous block of land that has a maximum north-south extent of 9.3 km and an east-west extent of 8.0 km. Elevations of the property range from 4800 to over 5100 meters for the ridges and 4700 to 4800 meters for the bottom of the valleys.

Surface Area of the Property

The Corani Project consists of twelve claims or mineral concessions that form a contiguous block of ground covering 5,700 hectares. The property extends from 312,000 meters to 320,000 meters East, and from 8,442,000 meters to 8,451,275 meters North, UTM coordinates.

Mineral Claims

The twelve mineral claims or mineral concessions consist of Minazpata 1 through Minazpata 4, Corani I, II, and III, Corani 100, Corani 200, Chaupitera, Pacusani and Corani 5. The concessions are rectangular in shape with the coordinates of claim corners listed. The smallest concession is Corani 5 at 100 hectares in size, and the largest concession is Minazpata 1 and Minazpata 3 at 1000 hectares each.

Titles and Obligations / Agreements

Ten of the mineral concessions are in the name of Rio Tinto Mining and Exploration Limited (Rio Tinto Mining and Exploration Limited, Sucursal Del Peru). Bear Creek secured the property from Rio Tinto Mining by means of a "Letter of Understanding" (LOU) dated January 19, 2005, and signed by Bear Creek on January 25, 2005. The LOU is in the form of an exploration earn-in with an option to form a joint venture. An option agreement was signed on March 15, 2007, which incorporates the terms of the LOU and the proposed joint venture. The terms of the option agreement allow for Bear Creek to earn a 70% interest in the Rio Tinto concessions according to the following conditions:

- Bear Creek made an initial payment of US$25,000 to Rio Tinto upon signing;
- Continuing payments to Rio Tinto are according to the following schedule:
  - US$75,000 by July 19, 2005 (paid),
  - US$300,000 on or before the 1st anniversary of the Agreement (January 19, 2006) (paid),
  - US$2,000,000 on or before the 2nd anniversary of the Agreement (January 19, 2007), (paid)
  - US$3,000,000 on or before the 3rd anniversary of the Agreement (January 19, 2008), completing the earn-in payments,
- The earn-in payments total US$5,400,000.

There is no provision for a partial earned interest on the part of Bear Creek.

Upon completion of earn-in payments, Bear Creek will have earned a 70% interest in the properties. After earn-in, Rio Tinto will have a 90-day period to offer its 30% retained interest to Bear Creek for US$5,000,000, or to continue with the property under the terms of a Joint Venture Agreement. The basic terms of the proposed Joint Venture Agreement are defined in the LOU.

A 70/30 Joint Venture will operate the Corani Project, with the majority participant as the project operator, standard dilution clauses, and a first right-of-refusal should either participant decide to sell its interest to a third party. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3%NSR royalty on all sales of gold or silver("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to US$20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to US$20 million.

There are additional payments that Bear Creek will make to Rio Tinto, if the project continues to have success with exploration programs. The "Success Payments" are described as:

- A pro-rata share relative to Bear Creek's interest of US$1.10 per ounce of gold, US$0.015 per ounce of silver, and US$0.005 per pound of copper, as recoverable ounces/pounds defined in the recoverable reserves of an independent Feasibility Study.

- Bear Creek will make a US$5,000,000 payment to Rio Tinto for each event that the recoverable reserves in the independent Feasibility Study exceed 1.0 million ounces of gold or 100 million ounces of silver. The total payment is not to exceed US$10,000,000 total, if both events occur.

The Success Payments, if any, will be payable within 30 days of acceptance of the Feasibility Study by Rio Tinto.

Rio Tinto will retain a back-in right to acquire a 60% interest in the properties at any time after either of the following two conditions occur:

- Should an economic resource exceed 11 billion pounds (5 million metric tonnes) of copper, Rio Tinto can acquire an additional 30% interest (to 60% in total) by reimbursing Bear Creek three (3) times Bear Creek's pro-rated expenditures.

- Should an economic resource exceed 10 million ounces of gold or gold equivalent, Rio Tinto can acquire an additional 30% interest (to 60% in total) by reimbursing Bear Creek three (3) times Bear Creek's pro-rated expenditures, and by providing Bear Creek with a full 40% deferred carried interest through project construction plus interest at LIBOR plus 4% per annum. This would be repaid monthly by Bear Creek from 90% of its attributable share of available cash flow from production.

In the event Rio Tinto exercises its back-in right, the Success Payments will apply pro-rata to the participants according to their participating interests at the time of the Feasibility Study.

There is a 1.0 km area of interest surrounding the concessions that is controlled by Rio Tinto. Within this area, additional concessions acquired by Bear Creek are subject to the terms of the LOU and the proposed Joint Venture Agreement.

Environmental Liabilities

Known environmental liabilities at Corani relate to the drill roads and drill sites constructed by Bear Creek Mining and to the historical mining activities by a defunct mining company, Compañía Minera Korani. In the 1950s and 1960s, Compañía Minera Korani conducted underground mining and milling of sulfide-bearing silver-lead-zinc ores at the northeast end of the Corani Main Zone of mineralization. That mining activity, which totaled probably 100,000 tonnes or less, has resulted in mill tailings, sulfide-bearing mine dumps, and mine water effluent. These have impacted water in the flat valley adjacent to the historical mines.

The impact of metals and low pH mine effluent on the boggy flat valleys downstream is not fully known. Bear Creek commissioned Klohn Crippen for an environmental scoping study that identified potentially impacted areas, and has conducted additional water monitoring studies. The extent of environmental clean-up of previous mining activities that might accrue to Bear Creek is not yet determined.

A Peruvian mining company, Minsur, conducted exploration drilling and dozer trenching on parts of the property in the 1990's. That surface disturbance would likely accrue to Minsur, as Minsur is still active in the region. However, Minsur's exploration was conducted prior to the initiation of the permitting/reclamation law that applies to exploration work. A permitting/reclamation law was instituted in 1997 that applies to exploration work and provides for reclamation of drill access roads, unless the local population requests that the roads remain open for their continued general use.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the Corani Project is by road from Cusco, which is a major city in southeastern Peru. Access from Cusco is approximately 6 hours by vehicle, on increasingly more primitive roads closer to the project. By vehicle, access is south from Cusco approximately 208 kilometers on good paved roads to the town of Santa Rosa. Then, access is northeast approximately 33 kilometers on improved gravel roads to the village of Nuñoa. From Nuñoa, access continues northeast for 27 kilometers on a less improved gravel road to the small village of Huaycho. From Huaycho, access continues north on an unimproved gravel road for approximately 70 kilometers and ascends a mountain pass to the project site

Physiography

Corani is located in the glaciated terrain of steep ridges and U-shaped valleys on the upper slopes of the Eastern Cordillera of the Andes Mountains. The physiography consists of rocky ridges that exceed 5,000 meters above sea level in elevation, with glaciated valleys at 4,000 to 4,500 meters in elevation. The valleys are 300 to 500 meters wide and are relatively flat bottomed with a veneer of glacial gravels.

The Corani Project mineralization occurs in several of the ridges. The base camp is located about three kilometers east of the central part of the property and is at the head of one of the flat glacial valleys at about 4,660 meters in elevation. High mountain peaks in the vicinity of the project exceed 5500 meters to 6,100 meters above sea level.

Climate and Operating Seasons

The regional climate is dry and cold with winter (June and July) low temperatures of minus 8 degrees Celsius and summer (December and January) high temperatures of 18 degrees Celsius (quoted from an untitled historical document). Snowfalls of 10-20 centimeters occur in the winter months, March through July. However, snow accumulations are not substantial and generally do not persist; vehicle access is still possible. The rainy season occurs from approximately November through February, during which time muddy road conditions can slow exploration activity; however, access is available year-round, if necessary. Bear Creek has been active with drilling and other ground activities at the Corani Project from May of 2005 through March of 2007, and has not been hindered in their activities or access during that time. Some of the high (above 5,500 m) mountain peaks in the region have permanent snow (ice) fields, apart from Corani.

Vegetation

There is little to no vegetation in the area. Flat glacial valleys have moss mounds and limited low-growing grasses, which supply forage for sheep, llamas, and alpacas. The ridge tops are generally rocky and devoid of vegetation. The steep slopes from the ridges into the valleys, where they are not rocky, also contain some low-growing grasses, which supply grazing for the domesticated animals. In the immediate region, very little agriculture is practiced by the local people, except for occasional potato fields, which are generally located at lower elevations than the camp and project area.

Local Resources and Infrastructure

The nearest population center along the current access route is the town of Nuñoa, which is approximately 100 kilometers by roads south of the project. The straight-line distance from Nuñoa to the Corani Project is 45 km. The nearest power line for domestic use is also at Nuñoa. There is a large, 6 conductor, high tension power line located close the city of Macusani which is 30 km east of the project site. Food and supplies for the exploration camp and diesel fuel for generator power and drilling rigs comes from Cusco, which is a 6-hour drive of approximately 330 km.

The nearest railway line is located along the paved highway from Cusco through Santa Rosa to Puno, which is 130 kilometers distant. The active rail line connects Cusco to Puno. An active rail connection connects the Cusco-Puno line, from Juliaca to Arequipa and the port of Matarani.

Local people provide manual labor for trenching and sampling and support for general exploration activities. The nearest trained workforce center is Cusco. Skilled labor for exploration and mining activities in Peru is available from the major cities, as Peru has an active mining industry. Similarly, there are sufficient in-country service companies to support exploration and mining.

History

Prior to the early 1950s, mineral exploration consisted of shallow prospect pits and adits in the northern portion of the current Corani Silver-Lead-Zinc (Gold) Project. These prospects are of unknown age and may date back to colonial Spanish time. Antimony prospects south and east of the property reportedly were active in the early 1900s (World War I), when there was limited antimony production (C.R. Petersen, 1967).

The first modern evaluation of silver-lead-zinc mineralization began with the location of mineral concessions in 1951 by Augusto Leon y Leon. Compañía Minera Korani was formed in 1956 to develop the silver-lead-zinc mineralization previously prospected. The mines were developed and operated from 1956 at least until 1967; they initially produced 80 tonnes per day. In 1967, Compañía Minera Korani was owned two-thirds by Compañía Minera Palca and one-third by M. Hochschild. Total historical production is uncertain, but is estimated at 100,000 tonnes of silver-lead-zinc ore. In early 1967, estimated mine production was reported at about 3,400 short tons per month, with grades of 7.0-9.0% lead, 2.3% zinc, and 8.0 to 11.0 ounces per ton silver (C.R. Petersen, 1967).

In 1965, Compañía Minera Korani was seeking financing to increase the production from 80 tonnes per day to 300 tonnes per day. Historical maps of the underground workings show development on four levels (4820, 4843, 4860 and 4870 meters levels for 50 meters vertically) that extend over an area of approximately 500 meters in a general north-south direction (parallel to strike) by about 150 meters in an east-west direction. It is not known when operations of Compañía Minera Korani ceased, but presumably they ceased in the late 1960s or early 1970s.

The next exploration activity was by a private Peruvian company, Minsur. That exploration was reported to include 40 shallow drill holes in various locations, including a number of close proximity holes in the Gold Zone. None of Minsur's exploration information is available or verifiable; although reportedly gold mineralization was encountered in some of Minsur's drilling. Based on the condition of the Minsur's exploration access roads and dozer trenches, Minsur was likely active in the late 1980s to mid-1990s.

In late 2003 and early 2004, Rio Tinto Mining began a surface exploration program for porphyry copper mineralization. During 2004, Rio Tinto conducted surface mapping and sampling and ground magnetic surveys, and developed access roads into the area. That initial work by Rio Tinto defined anomalous silver and lead mineralization to the south of the Korani mines, and also defined a zone of anomalous

gold mineralization in rock and soils that have become the focus of activities for Bear Creek. Rio Tinto did not conduct any drilling on the Corani Project.

Ownership

The concession ownership by Compañía Minera Korani apparently lapsed during the 1970s. The ownership of Minsur also lapsed around 2000 prior to Rio Tinto entering the scene. Rio Tinto re-established six of the older concessions (Corani I, Corani II, Minazpata 1 through 4) in their name beginning in 2003. Rio Tinto added four new claims (Corani 100, Corani 200, Chaupitera, Pacusani) and Bear Creek Mining added two concessions (Corani 100 and Corani 5) early in 2005 to create the current land holdings.

Project Expenditures

Total expenditures on the mining operations of Compañía Minera Korani are unknown. Total expenditures by Rio Tinto are estimated at less than US$100,000, based on the surface-only work. As of December 31, 2006, Bear Creek has incurred total project expenditures of US$9,586,357, and through January 2007 an additional US$2,000,000 payment was made to Rio Tinto.

Mineralization

Silver Zone

Drilling to date on three zones (Corani Este, Minas Corani and Main Corani) (strike extension of Minas) has intersected 50 to 230 meters of silver-lead-zinc mineralization over an area of at least 2.0 kilometers in strike length and up to 1.5 kilometers in width (measured across the north end of Minas and Este), and to drill depths of 100 to 250 meters in most drill holes. At Minas Corani, some mineralization extends to vertical depths of 260 meters. There is an apparent natural bottom to the mineralization in all three zones in Corani due to the main controlling listric normal faults (curvilinear, moderate to low angle, extensional faults with highly fractured and brecciated hanging walls). Mineralized structures within the listric regime strike NS to NNW and dip variably to the west or are vertical. Mineralization at Corani Este remains open to the northwest and at Minas Corani to the north, northwest and southwest under post mineral (volcanic) cover and to the west at Main Corani under talus.

Mineralization in surface outcrops and drill core is generally associated with moderate to intense iron and manganese oxides, barite, and silica gangue. Silicification is both pervasive massive silicification, and structurally controlled in veins. The veins contain fine-grained to chalcedonic silica that often is micro-banded, amethystine quartz and open-space filling comb quartz. Individual veins are usually discontinuous in strike extent (perhaps due to brecciation or shearing) but coalesce into very wide and continuous zones measured across strike.

Un-oxidized sulfides are not prevalent in surface outcrops or shallow drilling, but may be extremely fine grained and masked by oxides or silica. Identifiable sulfide minerals are galena, with traces of sphalerite and chalcopyite and pyrite. Galena is the most commonly visible sulfide in hand specimen, yet it is not ubiquitous or is too fine grained to be identified. Earlier petrographic work by Erich Petersen of the University of Utah (E. Petersen, 2005), Hazen Research (Hazen, 2006) and hand specimen identification by project geologists has identified very fine-gained galena with freibergite $(Ag.Cu)_{12}(Sb,As)_4S_{13}$, sphalerite, miargyrite ($AgSbS_2$), pyargyrite/proustite (Ag_3SbS_3), plumbogummite ($Pb,Al_3(PO_4)_2(OH)_5H_2O$) as well as minor chalcopyrite, silver sulfosalts and traces of arsenopyrite. Pyrite is present in trace amounts. Zinc mineralization (as sphalerite) occurs in and overlies the lower portions of the silver-lead mineralization and is clearly a separate mineralizing event. The sphalerite is generally

light colored, indicating a low iron content. Sulfide minerals are commonly quite fine grained and can be present as inclusions in hematite and or silica.

Gold Zone

The primary structure hosting gold zone mineralization is the same as that seen to the north in the silver-lead-zinc zone described above and extends for approximately 1.0 kilometer along N-S strike with vertical to west dips. A total of 38 drill holes have been completed on the structure and 33 of those holes have intersected an average of 17.4 meters @ 2.0g/t gold and 40.4g/t silver. Individual high-grade intercepts include 40 meters @ 2.9 g/t gold and 20.2 g/t silver (including 28 meters @ 4.1 g/t gold and 26.5 g/t silver).

Textures of the gold zone mineralization are classical epithermal textures, with micro-banded silica veining, open-space quartz veining with comb quartz textures, and locally large casts of leached-out carbonate crystals. Dominant oxidation products are yellow-brown limonite/goethite without the strong hematite and manganese that is characteristic of the silver zone. While the relative intensity of oxidation products is not indicative of high concentrations of pyrite at depth, pyrite is certainly present at shallow depths. Seeps on the lower east hillside of the Gold Zone exhibit abundant, iron-rich, ferricrete crusts that indicate current leaching of pyrite. Sulfide minerals were not noted in surface outcrops and there has been no petrography to date completed for the veins at the Gold Zone.

McClave (2005) states the following for the Gold Zone…

> *"Quartz veining in the Gold Zone is typically banded vitreous quartz with well-developed blades and cockscombs of quartz. While most of the quartz is white or clear, locally it is amethystine. Pyrite is the predominant sulfide with local galena".*

Antimony Mineralization

Antimony mineralization occurs as stibnite with pyrite in quartz veins over a broad area to the southeast of the Gold Zone. It has been prospected in the past. The extent of stibnite-bearing veins has not been fully defined, as they are currently not a target of interest. McClave (2005) notes the following . . .

> *"The best of these veins strike west-northwest and are nearly vertical; others strike nearly west with various dips. The best of these are wide, up to 5 meters, and are composed of vitreous cockscomb and banded bladed quartz veins, vein stockworks and quartz-cemented breccias with minor calcite. Sulfides, including pyrite and coarse crystalline stibnite appear to fill open space within these veins and breccias."*

Exploration

Summary

Bear Creek has been conducting exploration activities since early 2005 and is continuing with those efforts. The exploration has included detailed mapping, hand trenching and sampling on 2-meter intervals, and currently includes core drilling beneath mineralized outcrops, post-mineral tuff cover and trenches.

As of March 2, 2007, the database has a total of 29 trenches in the Corani silver zone, and 17 trenches in the Gold Zone, for a total of 2,198 samples. 353 drill holes are in the resource database, for a total of

58,804.9 meters of core and 24,963 assay intervals. Drilling resumed mid-January 2007 after a break in mid-December 2006, and is ongoing with 2 drill rigs.

The onsite Bear Creek staff consists of two to four Peruvian geologists who are conducting the daily activities, with a minimum of two geologists on site at all times on a rotating basis. That work includes the tasks of drill supervision, core photography, core logging (geology and RQD), core sampling, and insertion of QA/QC sample standards.

Bear Creek's Lima office receives digital assay data direct from the assay lab in Lima, which are input into the Bear Creek drill hole database. Modeling of the alteration/mineralization is completed in the Lima office using the core logs and assays, as an ongoing project.

During 2006, Bear Creek has incurred total expenditures of US$8,183,092. These expenditures are itemized below:

Drilling	US$	5,530,686
Salaries and consulting		927,248
Assaying and sampling		473,607
Travel		188,477
Acquisition		330,438
Supplies and general		115,745
Geophysics		616,891
	US$	8,183,092

In addition to the above project expenditures, Bear Creek made payments to Rio Tinto of US$2,000,000 in January, 2007 bringing the total payments to Rio Tinto since 2005 to US$2,400,000. The methods employed by Bear Creek in field geologic activities as part of the exploration work are sufficiently detailed and documented. The methods of exploration are appropriate for the mineralized system at Corani, are industry standard practices, and the exploration documentation is verifiable in the field.

Drilling Results

As of March 2, 2007, Bear Creek had completed a total of 393 drill holes in the Corani silver-lead resource areas for 67,886.6 meters of core; and 38 holes in the Gold Zone for 3,297.35 meters of core. Bear Creek provides a periodically updated list of their drill hole intercepts, and a map of drill hole locations, on the Bear Creek website at www.bearcreekmining.com. Drill hole intercepts reported by Bear Creek are down-hole averages of 2 meters core samples which generally approximate estimated true width intercepts, based upon surface orientations of veins, breccias, and mineralized structures that dip westerly.

Drilling

Core drilling was initiated by Bear Creek in June of 2005, with all drilling as HQ-size core, which is approximately 6.4 cm in diameter. Standard core drill rigs (Longyear 37 and 44 skid rigs) are used by ESONDI and Bradley, which are industry-known drilling contractors in Peru. To date, drill holes in the resource areas have all been angle holes drilled at NE and SW azimuths at angles of -30 to -80 degrees from the horizontal. Because of the highly fractured and brecciated nature of the mineralization and its essentially disseminated character, the diamond drilling in both directions does not, in any way, bias data. Currently, there are two drill rigs on site and each drill rig operates with two 12-hour shifts.

Drill holes are spaced approximately on 50-100-meter fences in all three mineralized zones. Core is boxed (approximately 3.25 meters per box) and transported from the drill rig to the Corani Camp by

ESONDI and Bradley personnel at the end of each drill shift. Core is then photographed, two boxes at a time, measured for core recovery, and then marked for splitting and sampling by the Bear Creek geologic staff. Core recovery was noted from logs as generally more than 90% for the majority of drill intervals. Core photography, measuring, logging, splitting, and sampling are all performed by Bear Creek geologic staff at a secure core facility at the Corani Camp site. Split core is warehoused in a separate secure building at the camp site.

Drilling to date has been to depths of 80 to 350 meters and drilling conditions are not difficult. There have been five down-hole surveys completed and the results show minimal deviation of azimuth (average 5.4 degrees) and inclination (average 2.7 degrees). Additional down-hole surveying is planned in 2007 as a monitoring process.

The reported intercepts, which are down-hole drill intercepts, are approximate true widths to mineralization in most holes as the mineralization is essentially of a disseminated character. The mineralization is confined to the highly-fractured and brecciated hanging wall of a listric normal fault with a general west dip.

Drill hole collars are located relative to the results from previous drill holes, outcrops and trench samples in the field. Drill hole collar coordinates are defined using hand-held GPS units that have an accuracy of ± 3.0 meters, due to the ability to commonly track six or more satellites at Corani. The accuracy of drill hole collar locations is sufficient for drilling at the current nominal drill spacing of 50-100 meters between drill fences. Bear Creek has located three permanent benchmarks within the project boundaries, and government officials have measured those benchmarks with differential GPS equipment. Those benchmarks are to be used as a base for future detailed surveying of drill hole collars and trench locations. Drill hole collars are abandoned with a permanent concrete marker defining the hole location in the field.

Geologic logs were examined and are adequate to represent the geology of the drill holes. The hand-printed logs record from and to sample intervals, rock type, alteration, structure, silicification, oxidation, mineralization (oxides and/or sulfides), gold and silver grades, remarks, and provide for a graphic log of geology and mineralization. Quantifiers for most characteristics are noted from very weak (vw) to very strong (vs). The logs are not numerically based; however, the geology is currently being input into a computer program for digital representation and geological modeling.

Rock Quality Designation (RQD) geotechnical information was noted on some geologic logs with one of three letter designations for the relative strength of the rock (B, R, and G refer respectively to Bad, Regular, and Good). Numerical RQD measurements, while not initially recorded, are now being taken as part of a geotechnical log for each hole along with core recovery. It is the opinion of two NI 43-101 authors (SRK Consulting, Tucson, Arizona and Independent Mining Consultants, Tucson, Arizona) that the drilling methods employed by Bear Creek are industry-standard procedures, and are appropriate to adequately test the mineralization at the Corani Silver-Gold Project.

Sampling Method and Approach

Bear Creek's sampling of the surface exposures was initially by rock chip sampling. Anomalous zones of mineralization were followed up with trenching. Trenching was conducted by hand with picks, shovels, and hand chisel for the harder material. Trenches in rock are effectively continuous, chip channel sampling and the trenches are typically 20-30 cm wide and approximately 10 cm deep in areas of outcrop. The trenches are somewhat larger in soils, overburden, or soft rock. Sampling was conducted continuously every two meters in the trenches. Based on a visual inspection, there does not appear to have been over-sampling of soft material relative to hard material in the trench sampling. Results from trench assays directed the initial drilling. Duplicate, numbered sample tags are used, with one sample tag in each sample bag, and the samples are numbered consecutively.

Drill sampling is typically on two meter intervals, as marked by Bear Creek geologists. Core is split in half using manual mechanical core splitters and is returned to the core boxes. Bear Creek staff then collect each ½ split 2-meter core sample interval and mark the samples using duplicate sample tags, one tag in the sample bag and the other sample tag retained and recorded with the drill hole designation and interval sampled. The assay lab therefore has the sample tag number, but does not have the drill hole ID designation or sample interval for any of the samples. Samples are bagged by Bear Creek personnel and are transported by a vehicle driven by Bear Creek employees from the Corani camp site to Cusco, for shipment by the Cruz del Sur bus line from Cusco to Arequipa, Peru. The analytical lab, ALS Chemex, picks up the samples at the bus station for transport to the sample preparation lab in Arequipa, where the samples are prepared for analysis. The resulting pulp and reject samples are then shipped to Lima, Peru where ALS Chemex completes the analytical process, analyzing for ore-grade silver, lead, zinc and copper.

The sampling methods employed by Bear Creek are industry-standard methods, and are appropriate sample intervals to test the mineralization being drilled.

Sample Preparation, Analyses and Security

Sample preparation and analyses are being performed by ALS Chemex, which has a sample preparation and analytical laboratory in Lima, Peru, at Calle 1 LT-1A Mz-D, esq. Calle A, Urb. Industrial Bocanegra, Callao 01, Lima, Peru. ALS Chemex is an internationally known analytical laboratory that is commonly used by the mining industry. ALS Chemex has been the primary lab for all of Bear Creek's analytical results from the Corani Project.

Samples are crushed and pulverized to create a sample pulp, using standard crushing and pulverizing equipment and procedures. Samples are first dried at 110-120°C and then crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex procedure for crushed material is that more than 70% of the sample must pass a 2mm (10 mesh) screen. The entire sample is crushed, and a portion, typically 250 g, is subdivided using a riffle splitter for pulverizing. The remainder of the crushed material, the coarse reject, is returned to Bear Creek for storage. The split portion derived from the crushing process is pulverized using a ring and puck mill. The ALS Chemex procedure is to pulverize the sample such that more than 85% of the sample is less than 75 microns (200 mesh) in size; producing a sample pulp. A portion of the sample pulp is used in the sample digestion and analytical process to achieve and assay result.

Analytical Procedures

A number of methods can be used for analysis of silver and the method used is important, to insure that all silver minerals are involved in the analysis results. This can be particularly important when silver chlorides and some silver sulfosalt minerals are present. These minerals require strong digestion procedures to dissolve all the silver into solution for atomic absorption spectroscopy (AAS) analysis of the silver in solution. AAS and inductively coupled plasma emission spectroscopy (ICP) are most applicable for trace analysis of silver in samples. Fire assay procedures for precious metals (gold and silver), and ore-grade acid digestion with AAS finish are methods commonly used for high-grade samples. These methods provide a better digestion of all silver minerals.

Very early in the exploration program, Bear Creek selected the ore-grade acid digestion with AAS finish as the analytical method (ALS code AA62b) for the mineralization at Corani, and is using this procedure routinely. The ore-grade digestion is a three-acid digestion procedure, using hydrofluoric, nitric, and perchloric acids for maximum digestion of the sample. This method, followed by hydrochloric acid leach and AAS analysis, will provide accurate silver analyses in the range of 1.0 to 1,000 g/t Ag.

Similar methods of ore-grade digestion are used for the lead, zinc, and copper analyses. ICP methods are used for determining gold and other trace elements. In addition, gold values are also determined using fire-assay preparation and AAS finish.

Quality Control Procedures (QA/QC)

Bear Creek has from inception of activities used a QA/QC program to verify consistency of analytical results from ALS Chemex. The program is one whereby Bear Creek geologists insert prepared pulps of standards into the sample stream. The standards are numbered in sequence with the regular rock samples from trenches and half-split core. Since the inserted sample standards are pulps rather than rock, the analytical lab is aware that they are QA/QC samples; however, the lab does not know whether they are standards, blanks, or re-runs of former pulps. Bear Creek inserts one of four standard sample pulps, selected randomly, with every 20 regular samples. The sample standards have been prepared by labs other than ALS Chemex. Bear Creek has used 12 sample standards in the drill program to date and these standards have been inserted on a completely random basis over the course of the drill program. All silver and gold values used as standard values have been verified by multiple assays from various labs in Lima, Peru, including CIMM labs and SGS labs, and some have been purchased from Rock Labs, Inc. in Australia. All labs that supply standards to Bear Creek are internationally known analytical labs that service the mining industry. The standards used through the drill program are listed below:

		Confidence Limits	
Standard Number	**Source**	**Au ppb**	**Ag ppm**
#31811	SGS Labs Lima	325	7.35
#31812	SGS Labs Lima	437	5.45
#51714	SGS Labs Lima	142	50.6
10678	SGS Labs Lima	<5	2.1
10687	SGS Labs Lima	<5	1.9
SF12	Rock Labs Australia	817	<1.0
SG14	Rock Labs Australia	989	11.1
SI15	Rock Labs Australia	1805	19.7
CIMM-1	CIMM Labs Lima	na	6.8
CIMM-2	CIMM Labs Lima	na	3.8
CIMM-23	CIMM Labs Lima	492	1.2
CIMM-24	CIMM Labs Lima	2371	4.1

A minimum of one, but typically two to five standards have been inserted into the sample stream for each drill hole completed to date. Bear Creek tracks the reported assay of the standards with the mid-point of the known range, and triggers a re-assay of sample batches for which the difference between the two values is greater than +/- 10%. This event has happened 333 times out of 1,522 separate standard sample submissions (as of March 2, 2007); dominantly for the low grade (5-7 g/t) silver standards. The reassay procedure takes into account the actual value of the standard assay required before an automatic reassay is generated. For example, if the midpoint level of the standard is 5 ppm silver and the actual assay for the standard is 4 ppm silver, a 20% discrepancy, no reassay is triggered as the real value and the discrepancy is too low to consider statistically important. When a reassay is required, re-assays of the sample batch and standard are completed and the corrected assays input into the database. This procedure assures consistency of assays from ALS Chemex. There are gold values for these standards ranging from nil to

2371 ppb Au, which are used to provide the same basis to monitor sample batches for re-assay when drilling at the Gold Zone.

In the Fall of 2005, Bear Creek instituted, and is continuing, a program of cross-lab analytical check assays, sending pulps to SGS and Inspectorate labs in Lima, as a check against original ALS-Chemex assays. Check assay pulps are submitted to either one of the two labs on a roughly 1 in 25 basis. As of March 2, 2007 a total of 1,370 samples had been submitted to the two labs for check assay. The results show that, of the 1,370 check assays, a total of 109 samples were out of acceptable range, that there is no bias toward either check lab and there is good correlation from 1 to 1,690 g/t Ag.

As a further check of these cross-lab analytical check assays that are out of acceptable range, in late 2006, Bear Creek initiated a program of sending reject samples to CIMM labs in Lima as a check against the reassay work completed by SGS and Inspectorate. The samples are collected based on large discrepancies between the original ALS Chemex assay and the SGS or Inspectorate reassay (e.g. 30 g/t silver versus 195 g/t silver). The program is underway and no statistical data is yet available.

Additionally, in late 2006 Bear Creek started a second program of cross-lab analytical check assays, sending reject samples to CIMM labs in Lima as a check against out-of-range (+/-10%) ALS Chemex original assaying. The reject reassay program allows Bear Creek to check both the sample preparation and assaying procedure of ALS Chemex. The program is underway and no statistical data is yet available.

Bear Creek receives assays from ALS Chemex electronically, facilitating reduced error possibility in the database construction, and receives hard copy originals of assay certificates.

Sample Security

Bear Creek has maintained control of the surface and drill hole samples from inception to delivery of individually sealed samples in sealed shipping sacks at the bus depot in Cusco for transport to the assay lab. Bear Creek retains the pulps and coarse rejects from the drill hole samples from Corani at their secure warehouse in Lima, and retains the boxed half-core at the Corani camp site.

ISO 9000 Certification

ALS Chemex has attained ISO 9001:2000 registration at all of their North American and Peruvian laboratories. ALS Chemex is the successor to Chemex and Bondar Clegg analytical labs. The purpose of the ISO 9001:2000 standard is described in this quote from Praxiom Research Group's internet site at http://praxiom.com/iso-9001.htm. .

> *"ISO 9001 applies to all types of organizations. It can help both product and service oriented organizations achieve standards of quality that are recognized and respected throughout the world."*

Overall, Bear Creek's sample security and quality control procedures, and the sample preparation and analytical procedures used by the independent laboratory of ALS Chemex, are sufficient to have maintained consistency, integrity, and accuracy in the assay database of the Corani Project.

Data Verification

Data verification has been accomplished in several ways, including the following:

- Visual verification of data collection points in the field, and alteration and mineralization in outcrops, trenches, and core,
- Spot check sampling by the author of this report,
- Comparison of original assay certificates with the drill hole data base,
- QA/QC program of standards, and
- Statistical evaluation of the assay database.

Visual verification of mineralization in outcrops, trenches, and core was noted by John Marek, PE during a site visit in July 2006, as previously reported in the October 4, 2006 NI 43-101 Technical Report.

Bear Creek has a QA/QC program in place. The QA/QC program provided for the insertion of a sample standard into the sequence of drill hole samples at regular 40 meter intervals (every 20 samples). This has provided Bear Creek with a verification of assay quality and consistency from ALS Chemex.

Other Relevant Data and Information

Mining is the engine of Peruvian economy, not only being the highest tax contributor but also generating progress and development in areas where no industries go. In 2005 the mining industry invested US$34 million in infrastructure and sustainable programs.

Ninety percent of the work provided by the mining industry is between 3500 and 5500 meters high where there is a population of about 5 million people. One hundred thousand jobs were provided by the mining industry during 2005, generating economical basis for 2 million people (direct and indirect dependants).

There are two other relevant issues that impact the future of exploration and potential development at the Corani Project. Socio-economic issues relative to the indigenous population are important, as are potential environmental concerns. While neither is expected to have an immediate impact on the current exploration activities at Corani, they will have importance should the project move forward beyond resource estimation to considerations for project development. To that end, Bear Creek has already initiated the process of identifying those potential concerns. Bear Creek's efforts in this regard are not required by regulation, but have been initiated preemptively as a responsibility of proper stewardship of the land and resources.

Bear Creek has a good working relationship with the local population in the region and employs many of the local people to assist with manual labor for the exploration activities. In addition, Bear Creek conducted an independent, preliminary socio-economic analysis to determine the desires and needs of the local populace. Bear Creek has initiated general meetings with the majority of the residents of the villages of Chacacunitza, the nearest village, and the village of Quelcaya. Bear Creek has completed several projects of interest to the villages in the spirit of improved community relations:

- Surface access agreements with both communities have been signed and payments for access rights have been made.
- Improvements to of the 5.0 km road leading from Bear Creek's camp site to the village of Chacacunitza.
- Removal of containers of chemical and mineral processing agents left behind at the Corani mines from historical mining activities; to a secure hazardous waste disposal site.
- Improved worker relations for the local people hired to assist the Bear Creek work programs; including formal employment of first nations (which provides social benefits from the government) personal protective equipment, monitored work hours.

- Water monitoring studies as outlined below to address quality of surface waters draining from the project toward the village of Chacacunitza, supervised by the environmental committee from the community which has to follow water collection and results. The committee can also choose the laboratory if they wish.
- An ongoing community awareness and involvement in discussions to develop a consensus of opinions toward future community development projects and the formation of an environmental committee.
- Improvement of an alpaca herd through the purchase of genetical improved alpaca to develop their livestock class and provide a superior fiber, aggregating value to the wool.
- Construction of a library.
- Ongoing educational workshops on exploration and mining.
- Provided help towards improvements of the local health center, and provided tractor work for the village of Quelcaya.

To avoid environmental issues in the future, since 2005 Bear Creek has initiated an on-going process of collecting baseline environmental data. Klohn Crippen completed a report in June 2005, which investigated the baseline water and sediment quality at several locations on and near the property (Klohn Crippen, 2005). This work was initiated to investigate the quality of water down stream from the former underground mines, mill, and tailings of the operations conducted in the 1950s and 1960s by Compañía Minera Korani. Normal weathering, oxidation, and leaching of naturally occurring sulfide minerals may also have bearing on the chemistry of surface water and stream sediment. Five additional monitoring campaigns were conducted through 2006 by Klohn Crippen with the oversight of the community environmental committee.

Results of all six monitoring campaigns are very consistent and indicate that pH was low (four of the five samples ranged from 3.49 to 4.29) and exceeded the Peruvian criteria for water quality limits (pH from 6 to 9) on some of the samples; particularly those immediately downstream of the former mine workings. Elements in some samples that are higher than the water quality limits include nitrate, cadmium, nickel, lead, and zinc. Stream sediment samples were collected at the same locations as the water quality samples and were analyzed for metals. Results of sampling for metals in stream sediments indicated that silver, arsenic, lead, and zinc are elevated in some samples. This information has been provided and explained to the appropriate communities. Bear Creek plans to continue this work.

Interpretation

The Corani Project represents an emerging discovery of potentially bulk-mineable silver-lead-zinc mineralization. It has thus far been tested by 431 drill holes and 42 trenches that have resulted in an estimate of Measured and Indicated and Inferred resource for three silver lead deposits. The Corani project has progressed from initial drill hole discovery in June of 2005 to an initial resource estimate in 18 months time representing 277.8 million ounces silver contained in Measured and Indicated resources and an additional 39.7 million ounces silver contained in Inferred resources, (Measured and Indicated; 171.6 Mt @ 50.4 g/t Ag and 0.83% lead, and Inferred; 29.8 Mt @ 41.4 g/t Ag and 0.57% Pb). Drilling is continuing to define silver-lead-zinc mineralization at all three zones. Drilling in the Gold Zone has intersected encouraging gold grades and has resulted in an average of 17.4 meters @ 2.0 g/t gold and 40.4 g/t silver. Additional drill targets exist within the large 5 x 2 kilometer alteration color anomaly and with extensions of silver-lead-zinc mineralization under post-mineral cover to the north at Minas Corani and to the north and east at Corani Este. The Corani Project has both opportunity and risks, as listed below, yet it remains sufficiently attractive to justify continued current and future exploration expenditures to expand and further define a resource base that has the potential to be a bulk-mineable resource of silver-lead-zinc mineralization.

Opportunity

Resource Expansion

Additional drilling will be required to further delineate continuous zones of mineralization, to expand the resources, to adequately constrain the resource models, and to upgrade Inferred resources to the Measured and Indicated categories. The ultimate size of mineralized bodies at the Corani Project is yet to be defined, particularly at Corani Este and Minas Corani.

Gold Zone

The Gold Zone of mineralization has been tested with 40 exploration drill holes, as of March 2, 2007. That drilling has encountered an average of 17m @ 2 g/t Au and 40.4 g/t Ag. High grade samples assay up to 4 meters @ 36 g/t Au. The Gold Zone mineralization drilled thus far has the potential to expand; additional drilling is required, and is planned by Bear Creek.

Project Risks

Price Fluctuation

Commodity fluctuations are a key risk factor in any exploration project. Silver, zinc and lead prices are currently at near 25-year highs. A downturn in these metal prices is a risk factor to be considered for the Corani Project.

Infrastructure

Corani is a remotely located exploration project that is at high altitude. Infrastructure required for developing a silver-lead-zinc resource at Corani, including good roads, power, and substantial water resources, is yet to be established.

Metallurgical Characteristics

Metallurgical characteristics of the silver-lead-zinc mineralization are yet to be determined, and could be a significant risk factor. Metallurgical testing in progress will provide additional information with which to assess this risk factor.

Environmental / Socio-Economic Considerations

The above are technical uncertainties that can be quantified in the future. Environmental and social considerations are less quantifiable at this stage of the project, but are nonetheless important potential risk factors. Environmental opposition to developing a potentially bulk-mineable silver-lead-zinc deposit at Corani is unknown. Currently, there are no major environmental issues that might affect the exploration progress at Corani, and none are immediately anticipated. The socio-economic concerns of the local population will also be an important issue to assess as a risk factor in progressing with the project. Both of these concerns are being addressed by Bear Creek.

Planned Work

In 2007, approximately 30,000 meters of drilling are planned as in-fill and step-out drill holes. Plans are to continue the application of detailed geological constraints to the higher grade mineralization (wire-frame models), resource updates, and metallurgical testing. Objectives are to expand the resources,

increase the amount of Measured and Indicated mineral resources, and conduct a Scoping Study to support the initiation of a pre-feasibility level study. Project costs for the first 6 months of 2007 are expected to be approximately $3,000,000.

Santa Ana

Project Summary

Bear Creek has the option to acquire a 100% interest in the Santa Ana silver project. The property, which comprises 6,300 hectares, is located in the Department of Puno in southern Peru. The claims are subject to payments under a finder's fee agreement to a Peruvian individual of which US$15,000 was paid upon receipt of title and US$15,000 was paid upon initiation of drilling. The property is subject to a payment of 3% of direct exploration expenditures to a maximum lifetime payment of US$280,000.

The mineral titles are currently held on behalf of Bear Creek in name by a third party. Bear Creek has initiated a process to transfer the titles to its name under a Supreme Decree, whereby a foreign controlled entity such as Bear Creek Mining Corp. can hold title to mineral rights located within the 50 kilometer border zone of Peru. Upon transfer of title, Bear Creek will make a total payment of US$7,000 to the third party. Bear Creek and its counsel believe that the achievement of this transfer will be completed before mid-year 2007, based upon similar precedent applications, and Bear Creek has decided to initiate exploration drilling in the interim.

Work Performed

The required drilling and environmental permits were granted and an initial drilling program began in July 2006. The first phase, involving 4,311 meters of drilling in two phases in thirty-seven drill holes, with the average of reported intercepts in both drill phases being 53 meters averaging 43.9 g/t Ag. Silver mineralization is contained in low-angle structures and broad, vertical structural zones outcropping at surface and extending to depths of at least 100 vertical meters.

Mineralization remains open at depth and laterally to the west and east. Importantly, at the northeast and southwest limits of the 1 kilometer by 600 meter anomaly tested, drill holes SA-10B and SA-12 intersected 38 meters averaging 86 g/t silver, including 6 meters at 315g/t silver and 46m averaging 89.0g/t Ag, including 6 meters at 418.0 g/t Ag, respectively; and mineralization remains open.

The mineralization is comprised of almost entirely oxide bearing minerals with a noticeable absence of sulfides; raising the possibility of low-cost, cyanide leach extraction processing to recover the silver. Preliminary guidance test work was performed in December 2006 and January 2007 to determine initial leach extraction performance. The positive results have led to further testing, in progress, at McClelland Labs, Sparks, Nevada to measure extractions in representative drill samples using bottle roll and column leach testing to determine initial low-cost, heap leaching performance. Based on the test results, expected in April, 2007, a phase III drilling program is planned to commence during the second quarter of 2007. The phase III drilling will be designed on the basis of metallurgical testing aimed at evaluating the low-cost, heap leaching potential for the silver mineralization exposed at the surface and confirmed at shallow depth by wide-spaced drilling. Targets to be further tested include the higher-grade structural zones as well as lower grade wall rocks which form broad envelopes to the structures.

In 2006, Bear Creek incurred expenditures of US$687,612 directed towards drilling, community relations and surface access agreements on the Santa Ana project.

Condor

Project Summary

On November 30, 2005, Bear Creek entered into an option agreement, whereby Bear Creek had the right to acquire a 100% interest in the Condor Property. Results of the current year drill program indicated that the gold values diminish with depth in the quartz-hosted targets, likely due to surface enrichment. No further drilling is planned, as management has decided to abandon this project and has terminated the option agreement. Total costs incurred in the year ended December 31, 2006 are US$294,308, which consisted primarily of drilling, salaries and option payments.

Ataspaca

Project Summary

The Ataspaca project is located in the department of Tacna near the Peru-Chile border, approximately 75 kilometers northeast of the city of Tacna and within the 50-km-border zone.

In 2002 Bear Creek signed a letter agreement allowing it to earn a 50% interest in the Ataspaca project, located in the southern Peru copper belt. Work in 2003 included mapping, and sampling to prepare the project for its first drill program, that was completed in the second quarter of 2004 with 616.6 meters of core in 4 holes that tested multiple targets. Ataspaca project spending for the year ended December 2004 was US$90,705, and Bear Creek received US$300,000 from Southwestern Resources for their 50% share of the costs incurred from the joint venture. Completion of the drilling earned Bear Creek a 50% property interest from Southwestern Resources.

On November 2004, Bear Creek and Southwestern Resources signed a "Heads of Agreement" with Anglo American Exploration ("Anglo"), whereby Anglo may earn a 60% interest in Ataspaca in return for US$2.75 million in work commitments over a four-year period and payments totaling US$150,000 over a two-year period. Anglo American will be the operator during its earn-in period so long as it maintains a majority interest under the resulting joint venture agreement. Anglo American must spend US$250,000 during the first year. The final agreement is being prepared upon Anglo American Exploration receiving approval in the form of a Supreme Decree issued by the Peruvian government allowing foreign ownership of mineral rights within the 50 kilometer border region of Peru. On November 9, 2006, Bear Creek was informed that the Supreme decree had been approved and that the agreement is being finalized. Anglo American plans to begin its drilling commitment in the second quarter of 2007.

El Abuelo

Project Summary

The El Abuelo project (500 has.) is located approximately midway between Barrick Gold Corporation's Pierina and Alto Chicama mines. Gold mineralization is associated with white crystalline quartz veins, stockwork and breccias hosted in Chicama black shales (Cretaceous-age) along a northeast-trending structural zone that currently measures 2,000 x 100 meters. The mineralization remains open in all directions. Mr. Mike McClave, an independent qualified person under the definitions of NI 43-101 evaluated the property for Bear Creek in November 2006 and concluded that the geologic environment is similar to slate belt gold systems which have the potential to be large and may extend to great depths. Evidence of past mining by hydraulic and placer methods suggests the presence of significant free gold recoverable by low-cost gravity and leach methods.

Bear Creek can earn 100% of the property by making escalating payments totaling US$10 million over four years, investing a minimum of US$1 million in exploration over 3 years and drilling a minimum of 1,000 meters in the first six months.

Work Performed

The 82 surface rock chip samples collected to date average 1.7g/t gold, and:

- 39 samples assay greater than 0.5 g/t Au,
- 24 samples assay greater than the average, and
- the 6 highest assays returned 6.6, 7.7, 9.1, 10.4, 12.4 and 17.2 g/t Au.

Gold is the primary metallic element with minimal silver or base metals.

Planned Exploration

Bear Creek has completed sampling, which has defined several drilling targets and it has initiated a 1,000 meter phase I drilling program and results are expected in the second quarter of 2007. A phase II drill program will be designed dependent on phase I results and metallurgical test work.

Don Marcelo

Project Summary

The Don Marcelo property (1,100 has.) is located in the Cordillera Negra, Ancash Department, approximately 50 kilometers south of Barrick's Pierina Mine. Upper Miocene Calipuy andesite volcanics host northeast-trending vein sets, stockwork and breccias over areas measuring approximately 1500 x 500m and 2000 x 100m around a possible central volcanic dome complex. Vuggy, massive and granular silica are the main gold-mineralization hosts.

Bear Creek can acquire 75% of the property through escalating cash payments over 4 years totaling US$4 million with a commitment to complete a geophysical survey and drill a minimum of 1,500 meters within the first 12 months and results are expected in the second quarter of 2007. A phase II drill program will be designed dependent on phase I results and metallurgical test work.. Bear Creek retains the right to obtain the remaining 25% interest in the property by granting either a 1.25% NSR to the optionor or by making payments to the owner for gold and gold-equivalent precious metal mineralization defined in a pre-feasibility study of:

- US$10 million for up to 2 million ounces gold
- US$20 million for 2-5 million ounces gold
- US$30 million for more than 5 million ounces gold.

Work Performed

The surface sampling database (316 samples) contains 89 samples greater than 100ppb gold with the 6 best assays returning 1.0, 1.6, 1.7, 1.9, 2.3 and 3.0 ppm gold. Elevated mercury values of 1.5 to 80 ppm suggest that Don Marcelo is exposed at the higher levels of an untested epithermal system with gold potential at very shallow depth. As with El Abuelo, gold is the primary metallic element with minimal silver or base metals.

Planned Exploration

Geophysics, mapping, and rock sampling programs are planned for early 2007, followed by diamond core drilling of 1,000 meters in a Phase I drilling program in the second quarter, 2007.

AngloGold Ashanti Exploration Alliance

In January 2005, Bear Creek and AngloGold Ashanti ("AGA") entered into a letter agreement allowing Bear Creek to acquire an extensive exploration database covering 180,000 square kilometers in southern Peru for Bear Creek's exploration purposes. As a result of the significant discoveries made by Bear Creek during 2004 and 2005, this data package is providing Bear Creek with crucial information to be able to aggressively generate additional targets in this new precious metals belt. During the first quarter of 2005, Bear Creek accepted delivery of the data package and issued 200,000 shares of its common stock to AGA plus one million warrants priced at $1.50 to expire on January 12, 2006 which were exercised by AGA in August 2005; and an additional one million warrants priced at $2.20 with expiration date on January 12, 2007 which were exercised by AGA in March 2006. Under the terms of the agreement, Bear Creek must spend a minimum of US$250,000 on direct exploration before March 23, 2007, which Bear Creek has incurred. Bear Creek will have a 100% interest in any project acquired in the defined area. Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect acquired through the use of this data package by funding a feasibility study and providing Bear Creek a full carried interest to production. The majority of Bear Creek's Generative Costs were incurred in this category in 2005. Exploration expenditures during 2006 totaled US$200,724 and consisted primarily of salaries.

La Yegua

La Yegua porphyry copper-molybdenum-gold project in the Apurimac Department of Southern Peru is located 20 km northeast of Southern Peru Copper Corporation's Los Chancas. The La Yegua project includes 4,100 ha of mineral claims located approximately 250 kilometers from the Atlantic coast and 100 kilometers southwest of the city of Cusco. Access to the project area is very good via both a paved road from Cusco to Nasca and a well maintained dirt road.

Previous work by Bear Creek in 2004 confirmed anomalous copper (200 ppm to 1.2% Cu) and molybdenum (100 ppm to 424 ppm Mo) in rock samples within a zone measuring 2 km long and open to the east and south. Peripheral to the main copper-molybdenum porphyry zone, is strongly anomalous gold in rock samples with grades between 0.30 g/t to 5.32 g/t gold, together with copper values in the 0.3% to 5.98% range. The La Yegua project has potential for bulk-tonnage, disseminated copper-molybdenum-gold mineralization together with higher grade gold–copper mineralization within structural zones, peripheral to the porphyry-style mineralization. No drilling has been undertaken on the property.

In February 2007, Bear Creek signed a Letter of Intent with Chapleau Resources Ltd. ("Chapleau") regarding an option for Chapleau to acquire up to a 75% interest in the project. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of US$2,775,000 in exploration over a four (4) year period and the granting of the equivalent of US$350,000 in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1,250,000 shares Chapleau may increase the vested interest from 51% to 75%.

Generative Exploration

Generative exploration is a crucial part of our business in identifying and acquiring new opportunities. Generative exploration costs are those costs not attributable to a specific Bear Creek project. Bear Creek

maintains at least two field teams and a system of field prospectors who focus on generating new exploration targets with the emphasis on gold and silver. Typically, dozens of prospects are submitted to, or generated by Bear Creek during any given quarter. At any given time, several targets may be under consideration for possible acquisition through staking or entering into third party option to purchase agreements. When Bear Creek defines a project as a distinct exploration target, it is then accounted for as a separate project. Generative exploration costs totaled US$1,032,101 for the year ended December 31, 2006, up from $617,143 in 2005. Expenses for the year consisted primarily of salaries and consulting of US$498,871.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at March 30, 2007, 42,652,023 common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment by the Company nor are there any pre-emptive, conversion, exchange, redemption or retraction rights attaching to the common shares.

All registered shareholders are entitled to receive a notice of any general meeting to be convened by the Company. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which it is the registered owner and may exercise such vote either in person or by proxy. The Company's Articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

Dividends

Bear Creek has not paid any dividends on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

Shareholder Rights Plan

On April 18, 2006, the board of directors of the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan was approved by the shareholders at the annual general meeting of shareholders held May 25, 2006.

To implement the Rights Plan, effective April 19, 2006 the Company issued rights ("Rights") under the Rights Plan. The Rights Plan is designed to protect shareholders from unfair, abusive or coercive take-

over strategies including the acquisition or control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.

On the occurrence of certain triggering events, including the acquisition by a person or group of persons holding 20% or more of the voting shares of the Company, the Rights will in effect entitle the holders (other than the acquiring person or group) to acquire shares of the Company at a 50% discount to the market price.

A shareholder or other interested party may obtain a copy of the Rights Plan by contacting the Corporate Secretary of the Company at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, or by accessing the Company's publicly filed documents, including the Rights Plan Agreement, on SEDAR at www.sedar.com.

Stock Options

The Company currently has a stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the "Option Plan"). The Option Plan provides, subject to the requirements of the stock exchange on which the Company's shares are listed, the aggregate number of securities reserved for issuance under the Option Plan may not exceed 6,800,000 common shares. As at the date of this Annual Information Form, stock options were outstanding under the Option Plan) to purchase up to 5,646,000 common shares of the Company, representing approximately 13% of the Company's issued and outstanding shares, at exercise prices ranging from US$0.50 to $8.08 and expiring between April 21, 2008 and August 22, 2011. Options generally vest cumulatively as to one-quarter on the date of grant and as to one-quarter upon each of the sixth, twelfth and eighteen month periods following thereafter, or on such other vesting schedule (if any) as determined by the board of directors of the Company.

Warrants

The Company issued common share purchase warrants in connection with previous transactions and financings (see "Three Year History and Significant Acquisitions"). As at January 23, 2007 the Company has no outstanding warrants.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's common shares are listed and traded in Canada on the TSX-V under the symbol "BCM".

During the 12 months ended December 31, 2006 and the subsequent period to March 30, 2007, the Company's common shares traded on the TSX-V as follows:

Period	High	Low	Volume
January 2006	4.79	3.15	2,257,151
February 2006	5.29	3.49	825,000
March 2006	6.48	4.66	1,354,732
April 2006	6.00	4.8	572,275
May 2006	5.50	4.16	664,684
June 2006	6.15	4.30	580,235
July 2006	7.16	5.90	952,452
August 2006	8.50	6.60	912,631
September 2006	11.00	8.00	2,610,797
October 2006	9.99	8.29	134,170
November 2006	10.99	9.40	153,521
December 2006	11.45	8.70	191,649
January 2007	9.32	7.75	380,738
February 2007	8.88	8.70	571,723
March 2007	7.90	6.45	3,952,860

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below.

Name and Address[(1)]	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years[(1)]
Andrew T. Swarthout Arizona, USA	President, Chief Executive Officer and a Director	Since April 22, 2003	General Manager and President, Bear Creek Mining Company, a privately funded U.S. Limited Partnership, 2000-2003; President, CEO and Director, Bear Creek Mining Corporation, 2003 to present
Catherine McLeod-Seltzer British Columbia, Canada	Chairman and Director	Since September 30, 1999	Chairman and Director of Pacific Rim Mining Corp. since September 1999, Director and officer since 1997. Director of the following publicly traded companies: Kinross Gold Corporation, Miramar Mining Corporation, Stornoway Diamond Corporation. and Peru Copper Inc.
David De Witt[(2)(3)(4)] British Columbia, Canada	Director	Since April 22, 2003	Vice President of Corporate Development and Director of Peru Copper Inc.; President and Director of Pathway Capital Ltd., a private venture capital company.
Miguel Grau Peru, South America	Director	Since June 5, 2003	Partner, Estudio Grau, a Peruvian law firm; Director of Vena Resources Inc. since May 2005; Director of Peru Copper Inc. since

Name and Address[1]	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years[1]
			February 2006.
Kevin Morano[2][3][4][6] New York, USA	Director	Since April 22, 2003	Principal, KEM Capital LLC, a private investment and advisory firm, 2007; Senior Vice President Marketing and Business Development for Lumenis Ltd., a medical and aesthetic laser and light-based technology company, since 2004; Chief Financial Officer of Lumenis Ltd. from 2002 to 2004; Director of Apex Silver Mines Ltd.
Anthony J. Petrina[2][3][4] British Columbia, Canada	Director	Since April 11, 2002	Retired. Director of Pacific Rim Mining Corp. and Miramar Mining Corp.
Gerald Van Voorhis Utah, USA	Director	Since April 22, 2003	Director of Bear Creek Mining Company.
David Volkert Peru, South America	Vice President, Exploration	N/A	Vice President-Exploration, Bear Creek Mining Company, a privately funded U.S. Limited Partnership, 2000-2003; Vice-President, Bear Creek Mining Corporation, 2003 to present.
Chafika Eddine British Columbia, Canada	Vice President, Corporate Affairs	N/A	Vice President Corporate Affairs, Bear Creek Mining Corporation, Dec 2005 to present; Legal and Community Relations Consultant, Candente Resource, May to Dec 2005; Corporate Manager, GoldQuest Mining Corp, Dec 2003 to May 2005; Legal and Admin Consultant to several companies from 2000 to 2003.
Marc Leduc[5] Colorado, USA	Vice-President, Technical Services	N/A	Vice-President Technical Services, Bear Creek Mining Corporation, March 2006 to present; Senior Mining Engineer, Vector Colorado, LLC from July, 2003 to February, 2006; Manager, Mine Services, Vector Engineering, Inc. from January 2000 to July, 2003.
Corey M. Dean British Columbia, Canada	Vice-President, Legal	N/A	Managing Partner, DuMoulin Black LLP.
Steven Krause British Columbia, Canada	Chief Financial Officer	N/A	Vice-President, Avisar, Chartered Accountants, since October 2003; Chief Financial Officer of Bear Creek Mining Corporation since April 2003 to Present; Self-employed from 2001 to March 2003.

(1) The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by each of the respective individuals.

(2) Denotes member of Compensation Committee.

(3) Denotes member of Audit Committee.

(4) Denotes member of Transaction Response Committee

(5) Marc Leduc entered into a consulting services agreement with the Company dated March 29, 2006 and was appointed Vice-President, Technical Services on April 6, 2006.

(6) On April 27, 2006, a civil complaint was filed by the United States Securities Exchange Commission (the "SEC") against Lumenis Ltd. ("Lumenis"), its former chief operating officer, Sagi A. Genger, and its former chief financial officer and current senior vice president of marketing and business development, Kevin Morano, for their participation in allegedly fraudulent transactions to inflate the revenue in Lumenis Ltd., a U.S. registered company. Lumenis and Mr. Genger have settled with the SEC on the complaint without admitting or denying the SEC's allegations. Lumenis and Genger each consented to the entry of final judgments enjoining them from future violations of certain federal securities laws, and, as to Genger, ordering payment of a US$75,000 civil penalty and imposing a five year officer and director bar. Mr. Morano is not agreeing to settle the action and intends to vigorously defend the allegations against him. He continued as Senior Vice President of Marketing and

Business Development of Lumenis; an action that the Company believes shows strong support for Mr. Morano's case in defending the allegations. In December 2006, a controlling interest in Lumenis was sold to a group of private equity investors. In connection with the sale, of his own accord, Mr. Morano agreed to serve until March 31, 2007 to assist in the transition to new owners. Mr. Morano has formed KEM Capital LLC to provide private equity investments and management advisory services principally to start-up companies. Mr. Morano has served as a Director of the Company since 2003, and has made valuable contributions towards the success of the Company.

Each of the Company's directors is elected by the Company's shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Company's executive officers annually after each annual general meeting, to serve at the discretion of the board of directors.

Based on information provided by such persons, as at the date of this Annual Information Form, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 2,706,779 common shares of the Company, representing approximately 6.3% of the issued and outstanding common shares of the Company. In addition, the directors and executive officers of the Company as a group hold stock options for the purchase of an aggregate of 3,585,350 common shares in the capital of the Company, which options have an exercise price of between US$0.50 and $4.75 per share and expire between August 7, 2007 and May 31, 2011.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Kevin Morano acted as Chief Financial Officer of Exide Corporation during the period May 2000 to October 2001. In April 2002, Exide Corporation filed for bankruptcy protection, within one year of Mr. Morano ceasing to act in that capacity.

Anthony Petrina was acting as a director of Rea Gold Corporation during the period June or July 1997 to December 1997 when Rea Gold Corporation filed for bankruptcy in December 1997. In November 1998 TRIAX Resource Limited Partnership commenced legal proceedings in an Ontario Court against all of the former directors of Rea Gold Corporation seeking damages for alleged negligence, and/or negligent misrepresentation and a breach of fiduciary duty. The action commenced by TRIAX Resource Limited Partnership has since been dismissed. Mr. Petrina was also a director of Pegasus Gold Corporation until February 1999. Pegasus filed for bankruptcy on January 16, 1998 in Reno, Nevada.

With the exception of Kevin Morano and Anthony Petrina, as disclosed above, none of the Company's directors or executive officers or any shareholder holding a sufficient disclosed number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies. See "Directors and Officers".

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers, in accordance with the *Business Corporations Act* (British Columbia), will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, of which any of the Company's property is subject, and there are no such proceedings known by the Company to be contemplated, except as follows:

During the current year the Company uncovered a scheme in which some funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees. The total losses arising from the fraudulent transactions committed against the Company by this employee amounted to US$0.1 million over an approximate eight-month period ending September 2006, and have been disclosed as part of general administrative expenses. Following the discovery, the employee was dismissed for cause. The Company has filed criminal charges against the former employee to recover the amounts misappropriated, and has cancelled all options that had been granted to the former employee.

In addition to the above, the former employee also falsified reporting documents that were used in preparing the Company's consolidated balance sheet and consolidated income statement for the period ended 30 June 2006. This resulted in incorrect accounting for certain transactions.

During the investigation into the above fraud, it was discovered that the Peruvian accounting firm contracted to perform supervisory accounting support for the Company's subsidiary did not perform all of the procedures agreed to in their engagement contract. As a result, the Company has cancelled their engagement contract with the Peruvian accounting firm.

As a result of the losses incurred resulting from the misappropriation of funds, as well as the incorrect accounting noted above, the Company restated its unaudited second quarter consolidated financial statements for the period ended 30 June 2006, as well as the Management Discussion and Analysis for the same period. The Company disclosed a restated net loss for the six months ended 30 June 2006 of US$6.5 million, compared to US$5.9 million as previously reported. The additional expenditures for the period relate to US$0.1 million for the misappropriation of funds and US$0.5 million for additional mineral property expenditures that were not properly recorded.

Due to the increased exploration and development activities being incurred at the Company's Corani silver discovery, the Company has undertaken a review of its internal controls in its Peruvian subsidiary, hired additional supervisory staff, changed its Peruvian auditor to PricewaterhouseCoopers and has implemented additional controls and procedures to mitigate the occurrence of fraud and misstatements in its subsidiary's financial statements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, executive officers and principal shareholders of the Company or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three most recently completed financial years prior to the date of this Annual Information Form or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Company is Pacific Corporate Trust Company at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, as described in this Annual Information Form, the Company is not a party to any material contracts entered into since January 1, 2002.

INTERESTS OF EXPERTS

Names of Experts

Information of a scientific or technical nature in respect of the Company's Corani Property is contained in this Annual Information Form based upon a block model estimate prepared by John Marek, PE, of Independent Mining Consultants, an independent consulting mining engineer, who is a Qualified Person for the purposes of NI 43-101.

The financial statements of the Company for the years ended December 31, 2004 and 2005 have been audited by Staley, Okada & Partners. Staley, Okada & Partners have been the Company's auditors from September 30, 1999 to July 31, 2006. Effective August 1, 2006, Staley, Okada & Partners joined their practice with PricewaterhouseCoopers LLP, Chartered Accountants. The financial statements of the Company for the year ended December 31, 2006 are filed in reliance upon the report of PricewaterhouseCoopers LLP, and upon the authority of such firm as experts in accounting and auditing.

Interests of Experts

Based on information provided by the experts, other than as described below, none of the experts named under "Names of Experts" above (excluding the Company's auditors), when or after they prepared the statement, report or valuation, has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates (based on information provided to the Company by such experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The following is the text of the Audit Committee's Charter:

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

   i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

   ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

   iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee and Relevant Education and Experience

The following are the members of the Committee:

Anthony Petrina	Independent [1]	Financially literate [1]
Kevin Morano	Independent [1]	Financially literate [1]
David De Witt	Independent [1]	Financially literate [1]

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Messrs. Petrina, Morano and De Witt are all financially literate in that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Mr. Petrina worked for Placer Dome for 32 years, serving as President, Chief Executive Officer and Vice-Chairman, until his retirement in 1992. Mr. Petrina has been a director of several other mining companies since his retirement to date.

Mr. Morano most recently was Senior Vice President Marketing and Business Development for Lumenis Ltd. Prior to that he held the position of Chief Financial Officer for Lumenis, Exide Technologies and ASARCO Incorporated over an 11 year period.

Mr. De Witt is President and a director of Pathway Capital Ltd., a private venture capital company, which was founded in September 2004, and has been a director and officer of reporting companies since 1997. Mr. De Witt graduated from the University of British Columbia with a Bachelor of Commerce degree in 1975 and a Bachelor of Law degree in 1978.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions in the following sections of MI 52-110: Section 2.4 *(De Minimis Non-audit Services)*, Section 3.2 *(Initial Public Offerings)*, Section 3.3(2) *(Controlled Companies)*, Section 3.4 *(Events Outside Control of Member)*, Section 3.5 *(Death, Disability or Resignation of Audit Committee Member)*, Section 3.6 *(Temporary Exemption for Limited and Exceptional Circumstances)* or Section 3.8 *(Acquisition of Financial Literacy)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 *(Exemptions)*.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

Staley, Okada & Partners, Chartered Accountants, served as the independent auditors for the Company and have acted as the Company's independent auditors for the fiscal year ended December 31, 2005. Effective August 1, 2006, Staley, Okada & Partners joined their practice with PricewaterhouseCoopers, Chartered Accountants, jointly referred to hereafter as the "Company's auditors". PricewaterhouseCoopers has served as the independent auditors for the Company since August 1, 2006 and have acted as the Company's independent auditors for the fiscal year ended December 31, 2006. The chart below sets forth the total amount billed to the Company by the Company's auditors for services performed in the last three fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$70,867	Nil	$29,415	Nil
December 31, 2005	$25,367	$Nil	Nil	Nil
December 31, 2004	$24,640	$6,125	Nil	Nil

"Audit Fees" are the aggregate fees charged by the Company's auditors for the audit of the Company's consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by the Company's auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees."

"Tax Fees" are fees charged by the Company's auditors for tax compliance, tax advice and tax planning.

"All Other Fees" are fees charged by the Company's auditors for products and services other than as set out under the heading "Audit Fees", "Audit Related Fees" and "Tax Fees".

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular for its most recent annual general meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company's consolidated financial statements and management's discussion and analysis for its most recently completed financial year.



CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

11 April, 2007

NEWS RELEASE

BEAR CREEK UPDATES POSITIVE RESULTS OF CORANI METALLURGICAL TESTING

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to provide an update on the Phase II metallurgical test work currently underway on its Corani silver-lead-zinc discovery.

The Phase II program is designed to provide further definition to the metallurgical characteristics of the Corani ore as well as provide additional parameters to guide design of the optimum flow sheet. All necessary elements for the project scoping study (power, access, transportation, water, social issues, and infrastructure) have been satisfactorily addressed. The Phase II metallurgical test results are required to define the process flow sheet in order to complete the study.

Andrew Swarthout, President/CEO stated "Our Phase II program is well underway and we are pleased to report that, while still in the early stages of evaluation, the results to date indicate that the Corani ores will respond well to conventional recovery technologies. Phase II metallurgy is now focused on the many avenues open to us to increase both the recoveries and the quality of the concentrates. We continue to be confident in the metallurgy at Corani and that we will define a flow sheet that will provide very acceptable recoveries. One of our most significant challenges remains the record delays from metallurgical testing facilities; a primary issue causing delays for all companies in project evaluation stages".

Phase I Summary

The first phase of test work shows that an average combined silver recovery of approximately 76% can be obtained from high-sulfide silver mineralization (see news release 27 Sept '06). Lead recoveries of plus 60% have been achieved and silver-rich lead concentrates have been produced; and, further testing is indicated in order to achieve concentrate grades that are commercially acceptable. Phase II testing is focusing on maximizing concentrate grades to achieve high-quality commercial concentrates while maintaining high metal recoveries. Zinc recoveries of 87% have been produced when ore grades are greater than 2% zinc. These higher zinc recoveries are important considering that the majority (approximately 67%) of the zinc occurs in discrete high-grade pods within the ore body which are expected to be processed separately. Importantly, deleterious trace elements are well below penalty levels in all of the concentrate products.

Phase II Summary

The second phase test work is being performed by SGS-Lakefield Laboratories in Ontario on HQ drill core specifically obtained for this program in December 2006 and involves:

- optimizing rougher concentration parameters
- improving flotation cleaner efficiencies, and
- optimizing recoveries and concentrate grades.

Phase II testing is focusing on some of the areas where significant opportunities exist to further increase recoveries and concentrate grades, specifically investigating:

- the fine-grained nature of the silver-rich sulfides and some of the galena minerals
- finer grinding which is expected to improve recoveries of both silver and lead, and
- suppressing the effect of clays (de-sliming) prior to the final stages of flotation which is a common processing practice.

Successful completion of these tests will likely result in higher recoveries and produce a cleaner, higher value concentrate than previously indicated by the Phase 1 tests results. SGS-Lakefield and the Company believe that existing technologies will satisfactorily address remaining metallurgical issues as well as provide significant optimization.

Recently completed chemical analysis and the detailed mineralogy show:

- the silver occurs predominantly in silver-rich tetrahedrite (freibergite)
- sphalerite is the only source of zinc mineralization, and
- the lead is found primarily in galena and to a lesser degree as a lead phosphate

Tetrahedrite, galena and sphalerite all respond well to conventional flotation recovery methods.

Testing indicates that the probable recovery method will use conventional technologies including coarse grinding, flotation and fine grinding prior to final cleaning of concentrates to produce a silver-rich lead concentrate and a separate zinc concentrate. There will also likely be selective leaching of certain process streams to produce silver dore on site and maximize silver recoveries.

The Company is satisfied that the metallurgical recoveries will ultimately be comparable to the IMC recovery assumptions of 85% for silver, 65% for lead, and 65% for zinc (see news release 5 Dec '06) .

Bear Creek is also pleased to report that Peter Munro (Mineralurgy Pty LTD, Australia), a world-renowned expert in silver-lead-zinc metallurgy, has been retained by the Company to evaluate the testing results to date and provide recommendations for ongoing test work to assist in design of the process flow sheet.

Mr. Deepak Mulhotra of Resource Development Inc., a recognized expert in process design, has also been retained to assist in testing and scoping study assembly.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration or Marc Leduc, P. Engr., Vice President Technical Services, and the President and CEO, Andrew Swarthout, P.Geo., the President and Chief Executive Officer, who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.



Pacific Corporate Trust Company

a Computershare Company


YEARS OF SERVICE
TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

February 16, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: **BEAR CREEK MINING CORPORATION**	
Meeting Type:	Annual General Meeting
ISIN:	CA07380N1042
Meeting Date:	May 16, 2007
Record Date for Notice:	April 11, 2007
Record Date for Voting:	April 11, 2007
Beneficial Ownership Determination Date:	April 11, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Ramie Lousa"

Ramie Lousa
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\7872BCM.pdf



CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

12 April, 2007

NEWS RELEASE

BEAR CREEK ANNOUNCES POSITIVE LEACH TEST RESULTS AT SANTA ANA PROJECT; PHASE III DRILL PROGRAM WILL FURTHER DELINEATE POTENTIAL FOR LARGE TONNAGE, LOW COST SILVER RESOURCE

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce the positive test results performed and confirmed by three separate laboratories on 10 representative samples from the Santa Ana Silver deposit. The samples were selected from five diamond drill holes spaced throughout the area of mineralization at various depths from the deposit representing average grade ranges indicated by the reconnaissance drilling.

Andrew Swarthout, President/CEO stated "As we anticipated from the dominance of oxide silver mineralization observed to the depths drilled, the test work confirms that the Santa Ana material responds very well to cyanide leaching. Given the guidance from the preliminary metallurgical work and the size of the under-explored silver anomaly, Santa Ana has excellent potential to be a low-cost, heap leach, pure-silver deposit. Santa Ana is becoming an exciting addition to Bear Creek's discovery stream."

Given the positive leach testing results, Phase 3 drilling comprised of 2,500 meters will commence on April 17th. This program is designed to evaluate the bulk-tonnage, low cost heap leaching potential of the Santa Ana silver deposit using lower cut-off grades, as well as expanding the higher-grade intercepts, which remain open along the limits of the anomaly.

METALLURGICAL TESTING

Preliminary cyanide leach amenability tests were performed at ALS-Chemex, Lima, Peru where the ten samples were agitated for 24 hours. As previously reported, the results indicated that leaching would perform well and that further testing was warranted (see news release 2 March '07). Subsequent testing was performed by Plenge Labs, Lima, Peru and, McClelland Labs, Sparks, Nevada on ground core samples (coarse assay rejects) from the same ten drill hole samples. Cyanide and pH were monitored throughout the test periods in order to maintain the proper test conditions.

Plenge Laboratory Test Summary

The samples were ground to approximately 50% passing 200 mesh (76μm) and bottle roll tested for 96 hours under supervision of Adam Johnston of Transmin (a consulting metallurgist for the Company). The tests showed silver recoveries ranging from 72% to 96% Ag with an average of 85%. These results are indicative of potential recoveries in a vat leach recovery plant suitable for the treatment of higher-grade material.

McClelland Laboratory Test Summary

Bottle roll tests were performed on material from the same ten drill hole intervals at McClelland Labs in Sparks, Nevada. The material was crushed to 70% passing 2mm material and was leached for 168 hours. The tests show the average recovery of silver on this coarser material to be 71% and ranges from 54% to 88%. Importantly, recoveries were still increasing when the testing was terminated. These results give guidance on potential leach recoveries at coarser crush size.

Phase II Metallurgical Testing

The test results indicate excellent potential for a "Pulp Agglomeration" heap leaching technique; a method where higher grade material is milled and vat leached to achieve higher recoveries, then mixed with crushed lower grade material and placed in a heap leach. McLelland Labs has commenced a column leach test program to evaluate expected recoveries in actual heap leach conditions and define optimal crush size as well as the cyanide and lime consumption. The testing involves three- 6 inch by 10' columns utilizing approximately 300 kg of drill core from the same drill hole intervals so that comparisons can be made to bottle roll leach performance. Column leaching is a long-term test intended to predict heap leach performance; results are expected in 2-3 months.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration or Marc Leduc, P. Engr., Vice President Technical Services, and the President and CEO, Andrew Swarthout, P.Geo., the President and Chief Executive Officer, who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.



CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

19 April 2007

NEWS RELEASE

BEAR CREEK ANNOUNCES POSITIVE CORANI DRILL RESULTS EXPANDING SILVER MINERALIZATION; PHASE 3 DRILLING BEGINS AT SANTA ANA

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results from twenty-three additional drill holes (5,336 meters) from the Corani project. This brings the total drilling on the project to 76,625 meters in 455 drill holes and the total number of holes since the last resource update (6 December 2006) to 127.

Highlights of this release include:

- **Minas Corani: Drilling extends mineralization an additional 70m to the northwest with C-198 returning 53m @ 96 g/t Ag, including 18m @ 185 g/t Ag**
- **Corani Este: Drilling on the northwest extension continues to intersect mineralization, including C-196A returning 28m @ 62 g/t Ag**
- **Mineralization remains open to north under post-mineral cover**
- **Drills moving to untested targets; first priorities new anomalies west of Main Corani and east of Gold Zone**

Andrew Swarthout, President and CEO, stated "Drilling demonstrates that silver-base metal mineralization continues to expand under post-mineral cover. The on-site emphasis is shifting to the drilling of untested targets located elsewhere in the district for new discoveries under thin cover. Drilling will begin with the recently identified silver-gold mineralization in the hanging wall of Main Corani. The drills will move onto other untested targets during the coming months; follow-up drilling will be designed upon encouraging results. After almost two-years of intensive drilling, mineralization is still open and the Corani District remains under-explored as evidenced by targets recently defined by surface sampling that contain both silver and gold anomalies."

THE LATEST DRILL HOLE RESULTS ARE AS FOLLOWS:

CORANI ESTE

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)	COMMENTS (PMT=Post Mineral Tuff)
C-196	70	-70	305.05	232	286	54	24.2	0.6	0.1	0-191 = PMT
C-196A	250	-70	256.50	173	236	63	40.0	0.7	0.1	0-173 = PMT
includes				204	232	28	62.2	1.1	0.1	
C-202	70	-70	101.10	No significant intervals						0-46 = Cover
C-202A	250	-70	104.10	41	48	7	25.3	0.9	0.1	0-41 = Cover

MINAS CORANI

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)	COMMENTS (PMT=Post Mineral Tuff)
C-197	70	-70	265.90	88	106	18	22.1	1.4	0.1	0-82 = PMT
C-197A	250	-70	231.15	58	82	24	17.9	1.1	0.1	0-58 = PMT
				96	116	20	30.0	0.9	0.1	
C-198	70	-70	223.15	93	146	53	96.4	0.9	0.1	0-93 = PMT
includes				118	136	18	185.0	1.3	0.2	
C-198A	250	-70	232.70	81	154	73	53.5	0.8	0.2	0-81 = PMT
includes				82	88	6	95.7	2.5	0.5	
and				100	120	20	71.2	0.7	0.1	
C-199	70	-70	271.80	172	242	70	35.9	0.8	0.1	0-172 = PMT
C-199A	250	-70	287.20	152	158	6	58.3	1.6	nil	0-147 = PMT
C-200	70	-70	295.60	164	180	16	55.4	0.5	0.1	0-164 = PMT
				264	274	10	45.2	0.2	0.4	
C-200A	250	-70	230.30	146	184	38	19.5	0.3	0.4	0-140 = PMT
C-201	70	-70	170.00	100	164	64	33.8	0.3	0.1	0-98 = PMT
includes				138	150	12	72.5	0.4	0.2	
C-201A	250	-70	223.45	102	176	74	46.6	1.0	0.1	0-102 = PMT
includes				140	168	28	61.0	1.1	0.1	
C-203	70	-70	278.10	107	128	21	26.7	0.5	0.1	0-107 = PMT
C-203A	250	-70	297.00	107	176	69	22.7	0.4	0.1	0-107 = PMT
				190	238	48	22.1	0.2	1.1	
includes				218	226	8	65.0	0.3	1.8	194-278 = 0.9% Zn
C-204	70	-70	218.10	122	164	42	21.9	0.2	0.1	0-116 = PMT
C-204A	250	-70	211.35	No significant intervals						0-140 = PMT
C-205	70	-80	338.00	115	194	79	24.8	0.4	0.1	0-115 = PMT
				218	300	82	nil	nil	0.8	
includes				238	258	20	nil	nil	1.2	
C-205A	250	-70	293.10	110	190	80	31.5	0.3	0.1	0-110 = PMT
C-206	70	-80	174.30	57	94	37	17.7	0.2	0.1	0-57 = PMT
C-206A	250	-70	119.20	64	104	40	28.3	0.2	0.1	0-64 = PMT
C-207	70	-70	208.90	80	156	76	28.5	1.2	0.1	0-80 = PMT

Please refer to Bear Creek's website at www.bearcreekmining.com for drill hole locations, trench **assay** maps, previously reported drill intervals and detailed assay results. To access the silver drill hole map directly please refer to http://www.bearcreekmining.com/i/pdf/2007-04-18_CDR.pdf)

Minas Corani - Drilling has concentrated on extending mineralization to the northwest of Minas under post-mineral tuff cover. New results have extended mineralization an additional 70 meters to the northwest with drill holes C-198, C-198A, C-201A and C-205A. Drill holes C-201A and C-205 (containing 74m returning 46.6g/t Ag and 1.0% Pb and 80m returning 31.5g/t Ag, respectively) indicate that the mineralized structures continue to the north with long intercepts of silver and base metal mineralization.

Corani Este and Minas / Este Connector – Drill holes C-196A and C-199 continue to indicate mineralization open to the northwest of Este as well as extending between Corani Este and Minas Corani at the head of the glacial valley.

Corani Main- New Target defined- Additional surface rock-chip sampling in the hanging wall of the main silver-lead structure located 500 meters to the west of the main zone has discovered new silver-gold mineralization. Results of this sampling include 6m averaging 50g/t Ag and 640ppb Au; 4m averaging 214g/t Ag; 2m at 6.0g/tAu. The outcrop samples are taken over a 600 meter length in a northwest orientation, parallel to the Main Corani structure. Drilling of these untested targets will begin immediately as the results indicate that mineralization remains open at Main Corani.

Gold Zone- Recently completed trenches in the foot wall of the Gold Zone have returned the following assays:

16m @ 1.800g/tAu / 47 g/tAg
4m @ 1.335g/t Au / 78 g/t Ag
4m @ 4.153g/t Au / 170 g/t Ag
8m @ 1.866g/t Au / 88 g/t Ag
6m @ 1.766 g/t Au / 36 g/t Ag
8m @ 1.111 g/t Au / nil Ag

These trenches represent continuous 2m chip channel samples and are located approximately 50 to 250 meters east of the main structure previously tested by thirty eight drill holes and extend over an area 300 x 400 meters. Drilling of these new targets will commence in early-May.

Two drills continue on the project exploring extensions under cover primarily in Minas Corani and the hanging wall of Main Corani as well as additional hanging wall exploration in the gold zone to the south.

SANTA ANA PROJECT UPDATE

Phase 3 drilling commenced on 18 April 2007 with approximately 2500m planned. New holes will offset mineralization discovered in Phases 1 and 2 and will test new areas with significant surface silver values. Also, a soil sampling program flanking the known mineralization to the north, south and southwest was initiated on 17 April to test for blind mineralization in those areas.

OTHER PROJECTS

El Abuelo – Bear Creek completed 1090 meters of drilling and has received all assays. Intervals ranging from 2m @ 2.8g/t Au to 18m @ 1.4g/t were intersected; however mineralization is extremely discontinuous. In keeping with Bear Creek's exploration philosophy, the target concept was quickly drill-tested. Based upon the drill results, the option agreement has been terminated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:
All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration, who serves as the qualified person (QP) under the definitions of National Instrument 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

BEAR CREEK MINING CORPORATION

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ______________________ Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: ______________________ Date: ______________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at the address shown above. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

BEAR CREEK MINING CORPORATION

#1050, 625 Howe Street,
Vancouver, B.C. V6C 2T6

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting of the shareholders of the Company will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, Canada, on Wednesday, May 16, 2007 at 1:00 p.m. (PST) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2006;

2. To determine the number of directors at seven;

3. To elect as directors for the ensuing year:

   Catherine McLeod-Seltzer
   Andrew T. Swarthout
   David De Witt
   Miguel Grau
   Kevin Morano
   Anthony Petrina
   Gerald Van Voorhis

4. To appoint PricewaterhouseCoopers LLP as the Company's auditor for the ensuing fiscal year at a remuneration to be fixed by the directors;

5. To approve the transaction of such other business as may properly come before the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 10th day of April, 2007.

BY ORDER OF THE BOARD

"Andrew Swarthout"
Andrew Swarthout, President

BEAR CREEK MINING CORPORATION

#1050, 625 Howe Street,
Vancouver, B.C. V6C 2T6

INFORMATION CIRCULAR

(As at April 11, 2007, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on May 16, 2007 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

In this Information Circular references to "C$" are to amounts in Canadian dollars and references to "US$" are to amounts in United States dollars.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value. There are 42,652,023 common shares issued and outstanding as of the date hereof.

Persons who are registered shareholders at the close of business on April 11, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	*No. of Shares Owned or Controlled*	*Percentage of Outstanding Shares*
Silver Wheaton Corp.	7,946,505	18.6%

Beneficial ownership of these shares is not known.

EXECUTIVE COMPENSATION

The following table (presented in accordance with Form 51-102F6 *Statement of Executive Compensation* (the "Form")) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Form) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other three most highly compensated executive officers of the Company as at December 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded C$150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			***Long Term Compensation***			
					Awards		***Payouts***	
NEO Name and Principal Position	***Fiscal Year ended Dec. 31***	***Salary ($)***	***Bonus ($)***	***Other Annual Compen-sation(1) ($)***	***Securities Under Option/ SAR's Granted(2) (#)***	***Shares/Units Subject to Resale Restrictions ($)***	***LTIP Payouts(3) ($)***	***All Other Compen-sation ($)***
Andrew T. Swarthout, President and Chief Executive Officer	2006 2005 2004	US$165,000 US$157,500 US$150,000	US$50,000 Nil Nil	Nil Nil Nil	Nil 250,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steve Krause, Chief Financial Officer	2006 2005 2004	C$47,970 C$32,500 C$30,000	Nil Nil Nil	Nil Nil Nil	Nil 65,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Volkert, Vice President Exploration	2006 2005 2004	US$123,600 US$123,600 US$123,600	US$40,000 Nil Nil	Nil Nil Nil	Nil 150,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of C$50,000 and 10% of the total of the annual salary and bonus for any NEO for the financial year, if any, are not disclosed.
(2) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(3) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name *(a)*	*Securities Acquired on Exercise (#)* *(b)*	*Aggregate Value Realized (1) ($)* *(c)*	*Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable* *(d)*	*Value of Unexercised In-the-Money Options/SAR's at Financial Year-End (1) ($) Exercisable/ Unexercisable* *(e)*
Andrew Swarthout	30,000	$189,000	547,500 / 635,000	4,240,125 / 4,909,500
Steven Krause	33,400	$184,340	95,350 / 111,600	707,885 / 810,260
David Volkert	81,250	$343,875	343,750 / 393,750	2,769,375 / 3,123,750

(1) Based on the closing price of the Company's common shares on the TSXV on December 29, 2006 (C$9.30). Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise or base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has a consulting agreement in place with Andrew Swarthout, a Named Executive Officer whereby Mr. Swarthout is paid a consulting fee of US$165,000 per annum. The Company also has a consulting agreement in place with David Volkert, also a Named Executive Officer whereby Mr. Volkert is paid a consulting fee of US$123,600 per annum. Under the consulting agreements, Messrs. Swarthout and Volkert are entitled to compensation of a fee equal to 24-months of payments in the event of a change in control of the Company and 12-months of payments in respect of any other event of termination other than for just cause. The term of each of these consulting agreements was originally due to expire in April,

2006 but has been extended for an additional two-year period expiring in April, 2008, after which the term will be automatically renewed for additional one-year periods subject to the terms and conditions of the consulting agreements.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except as noted below.

During the year ended December 31, 2006, Catherine McLeod-Seltzer, the Chair of the Board of Directors, provided management consulting services to the Company and received fees totaling US$41,000 in respect of such services.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees, Directors and consultants of the Company. The Company did not grant stock options to the Directors during the most recently completed financial year. The purpose of granting options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of the Directors to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights* (a)	*Weighted-average exercise price of outstanding options, warrants and rights* (b)	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))* (c)	*Total Number of Securities Authorized for Issuance*
Equity compensation plans approved by securityholders	4,312,850	C$1.87	1,155,000	6,800,000

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-201 *Corporate Governance Guidelines* ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 *Disclosure of Corporate Governance Practices* mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of seven (7) directors, four (4) of whom are independent based upon the tests for independence set forth in National Instrument 52-110 *Audit Committees* ("NI 52-110"). David De Witt, Kevin Morano, Anthony Petrina and Gerald Van Voorhis are independent. Andrew Swarthout is not independent as he is the President and Chief Executive Officer of the Company. Catherine McLeod-Seltzer is not independent as she is the Chair of the Company and participates in management of the Company from time to time by advising and assisting the President and Chief Executive Officer. Miguel Grau is not considered independent as he is a partner of the law firm Estudio Grau, which acts as Peruvian counsel to the Company and as such receives compensatory fees for legal services provided to the Company. Accordingly, a majority of the directors of the Company are independent.

Management Supervision by Board

The Chief Executive Officer and Chief Financial Officer report upon the operations of the Company, on an annual basis directly to the independent directors of the Board. The independent directors hold meetings without the presence of non-independent directors when matters arise that require their independent approval. During the year ended December 31, 2006, four (4) such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and certain employees may be invited to attend. The audit committee is composed entirely of independent directors who meet with the Company's auditors without management in attendance.

The Board's Chair, Ms. McLeod-Seltzer, is not an independent director. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board. In addition, the Board may appoint from time to time an independent lead director to direct Board operations.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table attached as Schedule "A" to this Information Circular.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require. In the year ended December 31, 2006, four (4) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Andrew Swarthout	4
Catherine McLeod-Seltzer	4
David De Witt	4
Kevin Morano	4
Anthony Petrina	3
Gerald Van Voorhis	4
Miguel Grau	4

Note: In addition, David De Witt, Kevin Morano and Anthony Petrina attended four meetings of the independent directors.

Board Mandate

The Board does not currently have a written mandate. The mandate of the Board, as prescribed by the *Business Corporations Act* (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan; reviewing and approving the annual corporate budget and forecast; reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not

delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

The Board also meets to plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions in accordance with applicable corporate law.

Position Descriptions

The Board has not adopted a position description for the Chair of the Board. The Board delineates the role and responsibilities of the Chair through reference to industry norms, past practice and through discussions at Board meetings. While the Board is of the view that its current practices sufficiently specify the roles and responsibilities of the Chair of the Board, it is considering the adoption of a written position description for the Chair during 2007. Specific position descriptions have not been adopted for the chairs of each of its committees as the Board is of the view that the charters or mandates of the respective committees are sufficiently specific that no separate description is necessary.

The Board has adopted terms of reference for the President and Chief Executive Officer. In addition, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management.

Orientation and Continuing Education

While the Company does not have a formal orientation and training program, new Board members are provided with:

1. information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;
2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
3. access to management, auditors and technical consultants;
4. access to legal counsel to the Company in the event of any questions or matters relating to the Board member's corporate and securities responsibilities; and
5. further information and education as deemed appropriate and desirable by the Board on a case-by-case basis.

This process is overseen by the entire Board. Board members are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has not adopted a written code of business conduct and ethics for the directors, officers and employees of the Company, but is considering the adoption of such a code during 2007. The Board through its meetings with management and other informal discussions with management encourages a

culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company's employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company's operations to be raised, on an anonymous basis, with the President and CEO or the Chair or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and senior officers of the Company.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The full Board is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors to ensure that the Board of Directors is composed of individuals who will best serve the interests of the Company and assist management in reaching the Company's strategic goals. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

As the Company does not have a separate nomination committee composed of independent directors, it will consider the adoption of such a committee during 2007.

Compensation

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

This Committee meets at least once annually. Currently, the members are Kevin Morano, David De Witt and Anthony Petrina, all of whom are independent directors.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.

The Compensation Committee does not have a written charter.

No compensation consultant or advisor has, at any time since the beginning of the Company's most recently completed financial year, been retained to assist in determining compensation for any of the Company's directors and officers.

Other Committees

Committees of the Board are an integral part of the Company's governance structure. There are three standing committees, established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of the independent directors are effectively represented.

The Transaction Response Committee consists of Kevin Morano, Anthony Petrina and David De Witt, each of whom is an independent director. The primary function of the Transaction Response Committee is to be in a position to efficiently consider and make recommendations to the full Board in respect of any potential future transaction involving a business combination, acquisition or sale initiated by a third party in respect of the Company or its business and assets. The Transaction Response Committee is responsible for reviewing all aspects of any such transaction and making recommendations to the full Board with respect thereto, and was established as a separate special committee of the Board in order to ensure that all relevant facts, issues and associated transactions are reviewed and approved by directors who are subject to no conflict of interest with the best interests of the Company and its shareholders exclusively in mind.

The Board has determined that, at this stage of the Company's development, it is not necessary for the Board to have additional standing committees other than the Audit Committee, the Compensation Committee and the Transaction Response Committee.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Assessments are not regularly conducted; however, the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively through frequent discussions between management and individual Board members. There are also discussions between the independent directors with resulting comments to the Board.

AUDIT COMMITTEE INFORMATION

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of this charter and the disclosure required by NI 52-110 is contained in the Company's Annual Information Form for the year ended December 31, 2006 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed. Shareholder approval will be sought to fix the number of directors of the Company at seven.

The Board of Directors has a Compensation Committee, Audit Committee and a Transaction Response Committee. The members of these committees are indicated in the table below. See also "Corporate Governance Disclosure".

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name and Jurisdiction of Residence	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Present Position(s) with the Company*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed* (1)
Andrew T. Swarthout Arizona, USA	CEO and Director, Bear Creek Mining Corporation.	President, Chief Executive Officer and a Director	April 22, 2003	553,982
Catherine McLeod-Seltzer British Columbia, Canada	Chairman and Director, Pacific Rim Mining Corp.; Chairman of the Board and Director of Bear Creek Mining Corporation.	Director and Chair of the Board of Directors	September 30, 1999	525,162
David De Witt (2)(3)(4) British Columbia, Canada	Vice President of Corporate Development and Director of Peru Copper Inc.; President and Director of Pathway Capital Ltd., a private venture capital company.	Director	April 22, 2003	175,400(5)
Miguel Grau Lima, Peru	Partner with Estudio Grau, a Peruvian law firm.	Director	June 5, 2003	Nil
Kevin Morano (2)(3)(4)(6) New Jersey, USA	Principal, KEM Capital LLC, a private investment and advisory firm, 2007; Senior Vice President Marketing and Business Development for Lumenis Ltd. a medical and aesthetic laser and light-based technology company, since 2004; Chief Financial Officer of Lumenis Ltd. from 2002 to 2004.	Director	April 22, 2003	1,131,262
Anthony J. Petrina (2)(3)(4) British Columbia, Canada	Retired. Director of Bear Creek Mining Corporation and Miramar Mining Corp.	Director	April 22, 2003	Nil
Gerald Van Voorhis Utah, USA	Director of Bear Creek Mining Company.	Director	April 22, 2003	89,200

(1) The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually. Unless otherwise indicated, such shares are held directly.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

(4) Member of the Transaction Response Committee.

(5) Of these shares, 50,000 shares are held indirectly in the name of 674662 B.C. Ltd., a private company controlled by David De Witt.

(6) On April 27, 2006, a civil complaint was filed by the United States Securities Exchange Commission (the "SEC") against Lumenis Ltd. ("Lumenis"), its former chief operating officer, Sagi A. Genger, and its former chief financial officer and current senior vice president of marketing and business development, Kevin Morano, for their participation in allegedly fraudulent transactions to inflate the revenue in Lumenis Ltd., a U.S. registered company. Lumenis and Mr. Genger have settled with the SEC on the complaint without admitting or denying the SEC's allegations. Lumenis and Genger each consented to the entry of final judgments enjoining them from future violations of certain federal securities laws, and, as to Genger, ordering payment of a US$75,000 civil penalty and imposing a five year officer and director bar. Mr. Morano is not agreeing to settle the action and intends to vigorously defend the allegations against him. He continued as Senior Vice President of Marketing and Business Development of Lumenis; an action that the Company believes shows strong support for Mr. Morano's case in defending the allegations. In December 2006, a controlling interest in Lumenis was sold to a group of private equity investors. In connection with the sale, of his own accord, Mr. Morano agreed to serve until March 31, 2007 to assist in the transition to new owners. Mr. Morano has formed KEM Capital LLC to provide private equity investments and management advisory services principally to start-up companies. Mr. Morano has served as a Director of the Company since 2003, and has made valuable contributions towards the success of the Company.

Kevin Morano acted as Chief Financial Officer of Exide Corporation during the period May 2000 to October 2001. In April 2002, Exide Corporation filed for bankruptcy protection, within one year of Mr. Morano ceasing to act in that capacity,

Anthony Petrina was acting as a director of Rea Gold Corporation during the period June or July 1997 to December 1997 when Rea Gold Corporation filed for bankruptcy in December 1997. In November 1998, TRIAX Resource Limited Partnership commenced legal proceedings in an Ontario Court against all of the former directors of Rea Gold Corporation seeking damages for alleged negligence, and/or negligent misrepresentation and a breach of fiduciary duty. The action commenced by TRIAX Resource Limited Partnership has since been dismissed. Mr. Petrina was also a director of Pegasus Gold Corporation until February 1999. Pegasus filed for bankruptcy on January 16, 1998 in Reno, Nevada.

To the knowledge of the Company, with the exception of Kevin Morano and Anthony Petrina, as disclosed above, no proposed director:

(a) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

    (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

    (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c) has been subject to:

    (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

    (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The directors of the Company hold directorships in other reporting issuers as set out in Schedule "A" attached to this Information Circular.

Appointment of Auditor

Staley, Okada & Partners were first appointed as the Company's auditors on September 30, 1999. During the year ended December 31, 2006, Staley, Okada & Partners merged their practice into PricewaterhouseCoopers LLP. The Company has confirmed that PricewaterhouseCoopers LLP will continue as its auditors.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 685-6269 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 11th day of April, 2007.

APPROVED BY THE BOARD OF DIRECTORS

"Andrew Swarthout"
Andrew Swarthout, President

Schedule "A" to the Information Circular of Bear Creek Mining Corporation

OTHER PUBLIC COMPANIES THE DIRECTORS ARE DIRECTORS OF

Name of Director	Name of Public Company
Andrew Swarthout	None.
Catherine McLeod-Seltzer	Pacific Rim Mining Corp. Peru Copper Inc. Stornoway Diamond Corporation Miramar Mining Corp. Kinross Gold Corporation.
David De Witt	Peru Copper Inc. Full Metal Minerals Ltd. Galway Resources Ltd.
Kevin Morano	Apex Silver Mines Limited
Anthony Petrina	Miramar Mining Corp. Pacific Rim Mining Corp.
Gerald Van Voorhis	Not applicable.
Miguel Grau	Peru Copper Inc. Vena Resources Inc.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
BEAR CREEK MINING CORPORATION
TO BE HELD AT THE METROPOLITAN HOTEL,
645 HOWE STREET, VANCOUVER, BRITISH COLUMBIA
ON WEDNESDAY, MAY 16, 2007, AT 1:00 PM

I/We being holder(s) of the Company hereby appoint:

Catherine McLeod-Seltzer, a Director of the Company, or failing this person, **Andrew T. Swarthout**, a Director of the Company, or in the place of the foregoing,

(print the name) ____,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of PricewaterhouseCoopers LLP as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at SEVEN (7)			N/A
4. To elect as Director, CATHERINE MCLEOD-SELTZER		N/A	
5. To elect as Director, ANDREW T. SWARTHOUT		N/A	
6. To elect as Director, DAVID DE WITT		N/A	
7. To elect as Director, MIGUEL GRAU		N/A	
8. To elect as Director, KEVIN MORANO		N/A	
9. To elect as Director, ANTHONY J. PETRINA		N/A	
10. To elect as Director, GERALD VAN VOORHIS		N/A	
11. To transact such other business as may properly come before the Meeting			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed by you, the holder***, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

April 20, 2007

BEAR CREEK MINING CORPORATION
SUITE 1050-625 HOWE STREET
VANCOUVER, BC V6C 2T6
CANADA

Dear Sirs\Mesdames:

**RE: BEAR CREEK MINING CORPORATION (the "Company")
MAILING ON APRIL 19, 2007**

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Annual Financial Statements for the Year Ending 2006/12/31
- Management Discussion and Analysis
- Proxy*
- Annual Report
- Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Ramie Lousa"

Ramie Lousa

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.



CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

16 May 2007

NEWS RELEASE

BEAR CREEK INTERSECTS HIGH-GRADE SILVER AND EXPANDS MINERALIZATION ON 100% OWNED SANTA ANA PROJECT

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results from the first five diamond drill holes in the third phase of drilling at its 100% owned Santa Ana silver project. Santa Ana is located 200 kilometers south of the Company's Corani silver-base metal deposit in southeastern Peru. Drilling at Santa Ana now totals 5,034 meters in forty-two drill holes. Highlights of this press release include:

- Drill hole SA-2B intersected **mineralized intrusive and volcanics** with 152 meters @ 96 g/t Ag, **including 52 m @ 240 g/t Ag; hole bottomed in 45 g/t Ag**
- High grades intersected in SA-23; **20m @ 128 g/t Ag, including 4m @ 416 g/t Ag**
- Mineralization extended to the west by drill hole SA-2A; entire hole (139 m) averages 35 g/t Ag with significant intercepts of 78 g/t to 91 g/t Ag. Hole ended in 54 g/t Ag
- Mineralization open with strong vectors for extension

Andrew Swarthout, President and CEO of Bear Creek, states "these early results from Phase III exceed our expectations and strongly support our thesis that Santa Ana hosts a bulk-tonnage, open pit silver deposit. The latest drilling not only starts to expand the footprint of mineralization; it begins to define high grade zones that will likely contribute significant value to the discovery. Oxide mineralization continues to dominate; a factor that bodes well for the excellent leaching characteristics indicated by early metallurgical testing. We are currently expanding the Phase III drill program, as well as continuing our aggressive metallurgical test program. Mineralization remains open laterally in at least three directions; south and west where an IP anomaly indicates extensions and north towards additional outcrops containing anomalous silver. The northern anomaly increases the target area by approximately 1,500 meters and the entire silver anomaly is at least 2.5 kilometers long by 600 meters wide. To date we have only completed wide-spaced drilling in approximately 50% of this 1.5 square kilometer prospect".

Mr. Swarthout continues "the drill is currently working in the southern portion of the anomaly, approximately 500 to 800 meters south of these reported drill holes. We are encouraged by the evidence of strong mineralization. Assay results are pending on these holes and will be reported as they become available in the coming weeks.

Drilling results are as follow. All intercepts are down-hole lengths and true widths have not been calculated.

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) DTH	Silver (grams per tonne)	Lead (%)	Zinc (%)	Comments
SA-2A	330	-45	139	0	139	139	34.6	0.3	0.7	Hole ends in 54g
includes				82	94	12	91.0	0.4	1.0	
and				112	128	16	77.8	0.5	1.0	
SA-2B	105	-40	152	0	152	152	96.3	0.4	0.8	Hole ends in 4m @45g
includes				100	152	52	239.7	0.7	1.3	
SA-22	270	-55	125	0	64	64	52.0	0.2	0.7	
includes				42	62	20	131.5	0.4	1.2	
SA-23	335	-50	162	134	154	20	127.7	0.9	1.5	
includes				134	138	4	415.5	0.7	1.2	
SA-23A	90	-45	145	84	145	61	39.7	0.1	0.2	
includes				124	128	4	179.5	0.2	0.3	

(Full drill results can be found at www.bearcreekmining.com. To access the silver drill hole map directly please refer to http://www.bearcreekmining.com/s/Image.asp?i=maps/NRMay15.gif&id=186817)

Metallurgical Testing - The first phase of metallurgical testing, which involved cyanide leach tests of 10 samples selected from all areas of known silver mineralization (including both low and high grade ranges), has shown that silver recovery can be expected to be 85% with crush sizes of 50% passing 200 mesh and 71% recovery at 70% passing 2mm. A second phase metallurgical test program has been initiated at McClelland Labs in Sparks Nevada, to evaluate the amenability of the Santa Ana material to standard heap leaching methods. The initial results from the early bottle-roll test work show that the silver mineralization leaches well at ¾ inch crush sizes, a standard heap leach crush size. Column leach tests are in progress.

Standard heap leaching processing methods will likely be the best option for the lower grade portions of the Santa Ana deposit but it is anticipated that milling may be used for the "high-grade" grade silver mineralization encountered in the current phase of drilling. Both the mill products and the crushed heap leach material will ultimately be combined on the heap leach pad, in a processing method know as pulp agglomeration. At this time Bear Creek anticipates the potential combined leach recovery of silver will be approximately 70%; with up to 85% recovery expected with grinding of the higher grade silver mineralization.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration and/or Marc Leduc, P. Eng., Vice President of Technical Services and the President and CEO, Andrew Swarthout, P.Geo., who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Juliaca, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.



CORPORATE OFFICE · VANCOUVER
#1050–625 Howe Street · Vancouver, B.C. V6C 2T6, Canada
604-685-6269 · Fax: 604-685-6268
www.bearcreekmining.com

17 May 2007

NEWS RELEASE

GRANT OF INCENTIVE STOCK OPTIONS

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") announces that the board of directors has authorized the grant of 525,000 incentive stock options under its incentive stock option plan to directors and officers of Bear Creek and a consultant performing investor relations activities, at an exercise price of $7.99 per share. These options are granted for a five-year period and the grant is subject to vesting provisions in accordance with the Company's Stock Option Plan.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Annual Report 2006



Discovering Mineral Resources with Respect and Responsibility


BEAR CREEK
MINING CORPORATION

Annual Report 2006

Dear Shareholders,

On behalf of the Board of Directors, we are pleased to present the 2006 Annual Report of Bear Creek Mining Corporation. We thank our shareholders for their continued support as the Company successfully positioned itself during 2006, through exceptional progress and achievement, to realize many of its long-term goals in 2007.

In 2006 Bear Creek transformed its flagship Corani silver-lead-zinc Project from an exploration prospect into a world-class deposit, widely recognized as one of the top undeveloped silver deposits in the world. A rare industry discovery, Corani has excellent potential to become a significant silver producer with robust base metal credits.

The rapid rate of progress at the Corani Project is another outstanding accomplishment. Nineteen months after collaring the first exploration drill hole in June of 2005, more than 70,000 meters of drilling, three resource estimates and six metallurgical test holes were completed. The Project has advanced toward completion of a preliminary scoping study. When the results of preliminary metallurgical test work are incorporated into the scoping study in the first half of 2007, Bear Creek will have the necessary information to proceed directly into a pre-feasibility study for proposed mine development.

Corani benefits from many important intrinsic qualities. It is well-situated in an important emerging mineral district of southeastern Peru and shares geological and mineralogical similarities with other economic, silver-rich polymetallic deposits in nearby districts, as well as elsewhere in the Americas. The project also offers good road access and proximity to infrastructure in a region that has historically supported mining activities.

The resource defined to date at Corani contains 317.5 million ounces of silver, with about 90% (278 million ounces) in the measured and indicated categories. The resource is defined in three adjacent deposits that can be mined in a single open pit. Importantly, about 180 million ounces of silver are within high-grade cores that could be mined in the initial years of production to enhance project economics and accelerate payback of capital costs. The resource also includes 3.5 billion pounds of lead and 1.8 billion pounds of zinc; this will augment project economics due to the strong prices for these by-product metals.

The mineralization at Corani remains open in several directions. Untested targets hold promise for further resource increases and new discoveries. Bear Creek will continue to drill and explore the Corani Project in tandem with ongoing development activities. The district controlled by Bear Creek covers 56 square kilometers of highly prospective ground, of which only about 20% has been systematically explored.

Bear Creek is extremely proud of its discovery costs to date at Corani, which average US$0.04 per ounce of silver, including option payments but excluding base metals. This is a noteworthy achievement by any measure and supports the Company's long-held belief that the best way to create shareholder value is through exploration. This strategy involves creating new geological concepts and models that help guide the search for world-class precious metals deposits as well as the application of sophisticated exploration techniques to under-explored regions. This combination of technique and talent has allowed Bear Creek to successfully "fast-track" the Corani Project.

Bear Creek moved forward with additional strategic properties in 2006, while also maintaining a strong generative effort focused on gold and silver in Peru. Santa Ana is the most compelling of

our priority projects as preliminary drilling indicates another significant silver discovery within our portfolio. Bear Creek owns 100% of Santa Ana and the property is located within the same high-grade epithermal belt as its recently discovered Corani deposit. Two phases of drilling were conducted at Santa Ana to initially test a volcanic-hosted, epithermal silver system exposed at the surface. This wide-spaced drilling identified large volumes of exposed silver mineralization amenable to open-pit mining, and also confirmed the presence of underground targets in higher-grade feeder structures.

The 2006 drilling at Santa Ana totaled 4,311 meters in 37 holes over a one-half square kilometer area. The average of all reported intercepts was 53 meters averaging 43.9 grams per tonne silver, as well as numerous higher-grade intervals (up to 6 meters returning 418 grams per tonne silver) that require follow-up drilling. The silver mineralization at Santa Ana is open in all directions with some of the highest grade results encountered on the fringes of drilling. A third phase of drilling will be conducted in 2007 to establish the size and the continuity of the silver mineralization. Initial metallurgical testing has indicated exceptional silver recoveries with more test work planned for 2007 to establish the Project's amenability to a combined vat and heap-leaching operation.

Exploration will continue to evaluate several properties held as joint ventures with other industry partners. These include the Ataspaca and La Yegua prospects (copper-molybdenum-gold); both projects located within the prolific porphyry copper belts of southern and south-central Peru.

Bear Creek's exploration efforts in 2006 were bolstered by strong metals prices and market fundamentals. Gold prices peaked at US$730 per ounce and averaged US$628 per ounce over the year, while silver prices topped more than US$14 per ounce and averaged US$12.62 per ounce for the year. The outlook for gold, silver and base metals remains positive, in part because of growing economic prosperity of China and India, and also because of strong investor interest in precious metals and commodities. Bear Creek is well-positioned with two major discoveries which will partially satisfy the strong appetites for new, undeveloped resources in a market within which such opportunities are rare.

We are pleased to report that Bear Creek at our 2006 year end had a cash position of over Cdn$5.8 million which is sufficient to conduct drilling programs and advance the Corani Project toward completion of the next important milestones: scoping and pre-feasibility studies. The exercise of outstanding series D and E warrants was accelerated in December 2006 which led to the addition of Cdn$6.95 million to our treasury. These funds will be used to complete a pre-feasibility study at Corani, explore and advance priority projects, and evaluate early-stage prospects within our area of interest.

The Company will also continue with its successful environmental and community outreach programs. These programs are based on the principles of sustainable development and are integral to the Bear Creek business philosophy.

We appreciate the support of our shareholders, the dedication of our employees, and the passion of our discovery-oriented exploration team. Success is elusive in mineral exploration and it is only through sustained, focused and collective effort that world-class discoveries are made. The successful track record of the "Bear Creek Team" confirms the merits of our strategy to create shareholder value through generative exploration.



Catherine McLeod-Seltzer
Chairman of the Board



Andrew Swarthout
President/CEO


ENVIRONMENTAL AND SOCIO-ECONOMIC SUMMARY

ENVIRONMENTAL AND SOCIO-ECONOMIC SUMMARY

Bear Creek Mining Corporation is an environmentally and socially progressive resource company engaged in the acquisition and exploration of mineral properties located mostly in Peru and neighboring nations. While these South American countries have a long and enduring mining tradition, the legacy of colonization and social inequality can pose challenges for foreign companies in some regions. Bear Creek recognizes that public support is essential for the advancement of its mineral projects and believes that the process of gaining this supports begins early—on the first day that its representatives set foot on an exploration property.

All mining companies must earn a "social license" to operate, which can only happen over time through respectful consultation with local communities and other stakeholders, by committing to high environmental standards, and by implementing programs that promote social progress. Through such policies, Bear Creek and other companies active in Peru have been able to demonstrate that mining and mineral exploration can provide benefits to local communities and the nation. Mining is now the engine of the Peruvian economy and the largest contributor to its tax base. The industry provides jobs and benefits in regions where few other opportunities exist. In 2005, the mining industry provided 100,000 direct jobs while generating another 400,000 indirect jobs. About 2 million people are economically dependent on mining, representing about a third of the population that live over 3,000 meters where 90% of the work provided by the mining industry is located. Studies show that the human development index (education, life expectancy, quality of life) are higher in these regions than elsewhere.

Peru has a population of 30 million people (about the same size as Canada), with almost 20% of its citizens living at altitudes of more than 3,000 metres. Bear Creek's cornerstone Corani Project is situated within a high-altitude district (4,000-5,000 metres) that is well-suited for large-scale mine development. The region is not suitable for agricultural-related activities and is sparsely populated. Two small communities are within the general area, with 150 and 90 families respectively, and a potential mine would only involve the relocation of about six families.

The closest cities are Corani and Macuzani — 50 and 85 kilometres distant, respectively — with a combined population of about 15,000 people from which to recruit workers to build and operate the proposed mine. Skilled workers could also come from Cusco, a city with 300,000 inhabitants which is 160 km from the Project.

The Corani Project has advanced to the stage where scoping and pre-feasibility studies are warranted, along with detailed environmental studies and programs. Environmental baseline studies are the cornerstone of environmental planning at all advanced mineral projects, and Corani is no exception. Data collected from these studies provide the basis for understanding the surrounding natural environmental before mining takes place so that the project can then be responsibly developed.

Bear Creek is also conducting programs to ensure that jobs and benefits flow to the communities nearest the project. In the exploration stage, the Company has been able to hire all available workers in local communities on a formal basis, enabling them to have social security benefits from the government. At long-term projects such as Corani, one element of our long term strategy is to provide workers with appropriate training to upgrade their skills and advance into more skilled jobs with higher pay.

At communities near Corani, the Company assisted with the purchase of genetically improved alpacas to improve the quality of the livestock in order to provide a superior fiber. These initiatives allow local citizens to add value to pre-existing activities that have sustained them for generations. The Company believes it is important to support economic activities that can flourish exclusive of mining activity and continue after mining is completed.

Bear Creek supports community initiatives to improve local facilities, such as the local health centre. The Company has also organized health campaigns, in which doctors, dentists and nutritionists visit the region to help local communities make the best of resources that are available in high altitudes. Education is another important priority and the goal is to establish and improve school libraries near all our projects.

Community consultation is an ongoing process in all regions where Bear Creek operates. This process helps the Company understand local concerns and expectations, which typically include fears that water will be contaminated or that land and cultural values will be lost. Such concerns are successfully addressed with the dissemination of adequate information and the assurance of our high standards of working with environmental respect and responsibility

Bear Creek will continue community outreach programs in the years ahead. The goal is to anticipate and address any concerns that may arise by sharing information in a transparent and respectful manner. We believe the time spent to understand local issues is an investment that adds value to our properties. While we are guests in another nation, it is important that local people understand our rights, as much as their own.

Bear Creek Mining is focused on exploring and developing a strategically assembled portfolio of properties situated within emerging mineral districts of central and southern Peru. While precious metals are of primary interest, the Company's generative efforts include base metals and other commodities in Peru and adjacent nations.


PERU
Yanacocha
Trujillo
Alto Chicama
Pierina
Don Marcelo
Lima
La Yegua
Cusco
Corani
Orcopampa
Nazca
Arequipa
Santa Ana
Ataspaca

Bear Creek has advanced several core properties in Peru, notably its flagship Corani Project situated about 200 km north of the city of Puno. This world-class property hosts three deposits that collectively contain 278 million ounces of silver, 3.12 billion pounds of lead and 1.59 billion pounds of zinc, plus additional resources in the inferred category, and has excellent potential for new discoveries. The Company is pursuing growth through discovery at its Santa Ana silver project while also advancing other properties through joint ventures.

CORANI PROJECT

Overview and 2006 Highlights

Bear Creek secured rights to Corani as a grassroots prospect in early 2005, and through aggressive exploration transformed it into a world-class project hosting three silver deposits with robust base-metal credits. The bulk-tonnage open-pittable project is situated midway between the cities of Cusco and Puno in the Puno District, and is accessible by road from the Cusco or Juliaca airports, both served by commercial airlines.

Bear Creek was attracted to Corani for its potential to host multiple deposits and discoveries of silver-rich, polymetallic epithermal-style mineralization. Work to date has more than confirmed this potential. The Company's exploration programs have defined three silver-lead-zinc deposits hosted in stockworks, breccia veins and fractures — Main Corani, Minas Corani and Corani Este — plus other prospective targets.

Corani is now both an advanced-stage project positioned for scoping and pre-feasibility studies, and an exploration project with excellent potential for the discovery of additional bulk-tonnage deposits. This remarkable achievement is a testament to the Company's strategy to generate growth and shareholder value through exploration success. It also reflects the strength of the Company's Peruvian-based management team, which is experienced in all aspects of mineral exploration and development, familiar with Peru's mineral districts and geological potential, and respectful of local cultural and environmental values.

Bear Creek launched an aggressive exploration and drilling program at Corani in June of 2005. Main Corani, the original "discovery outcrop," was intensely drilled during the initial stages of exploration. As the program progressed, the focus soon shifted to the Corani Este and Minas Corani deposits because of their substantially higher grades.

Bear Creek produced its first resource estimate at Corani in March of 2006, just nine months after collaring its first drill hole. By this point, Corani Este alone contained 120 million ounces of silver, about half the estimated total resource (in all categories) at the time.

By July of 2006, the total resource at Corani had increased 27% to 257 million ounces of silver, 2.8 billion pounds of lead and 1.58 billion pounds of zinc in the measured and indicated categories, with another 60 million ounces of silver in the inferred category. The measured and indicated resource increased 477% to 140.4 million tonnes at 56.9 g/t (grams per tonne) silver, 0.9% lead and 0.51% zinc. At this stage, drilling had also confirmed high-grade cores in each deposit.


Corani District Map
Post-mineral tuffs
Tertiary lithic tuffs; mineralized unit
Paleozoic sediments
Mineralized veins, stockwork and breccias
Property Boundary
8,450,000 N
8,446,000 N
8,442,000 N
Silver-rich Target
DECEMBER 2006 RESOURCE ESTIMATION:
MT g/tAg %Pb %Zn
Inferred- 29.8 41.4 0.57 0.27 (39.7M oz. Ag)
Meas.& Ind.- 171.6 50.4 0.83 0.42 (277.8M oz. Ag)
Gold-Silver Target
NOT INCLUDED IN RESOURCE ESTIMATE
33 of 38 drill holes average 17.4m @ 2.0 g/t Au and 40.4 g/t Ag; 1 km strike length; mineralization open
0 1000 meters
312,000 E
316,000 E
320,000 E
January 29, 2007



In late 2006, Bear Creek updated its resource estimate for Corani for the third time that year, based on assay results from 327 drill holes and 25 surface trenches. The Corani Este, Minas Corani and Main Corani deposits collectively contain 277.8 million ounces of silver, 3.12 billion pounds of lead and 1.59 billion pounds of zinc in the measured and indicated categories, with another 40 million ounces of silver in the inferred category. This updated estimate was calculated using a cutoff grade of 15 g/t silver and prudent open-pit constraints.

A major development in 2006 was confirmation that each deposit hosted a high-grade core that could be mined separately to enhance project economics and allow for faster payback of project capital. These high-grade cores lie within a computer-generated pit-shape that could be mined at a waste-to-ore stripping ratio of 1.85:1 or less.

At a cutoff grade of 45 g/t silver, the high-grade cores of the three main deposits currently represent 174.8 million ounces of silver, 1.78 billion pounds of lead and 0.8 billion pounds of zinc in the measured and indicated categories, plus 10.6 million ounces silver, 96 million pounds of lead and 30 million pounds of zinc in the inferred category.

Corani Este, Minas Corani and Main Corani have potential for additional discoveries through ongoing exploration programs. The large property, which measures 7 kilometres by 8 kilometres, also hosts many other prospective targets that warrant exploration.

On the corporate front, Bear Creek has formalized the option agreement to earn a 70% interest in the Corani Project from Rio Tinto Mining and Exploration. With US$2.4 million already paid to Rio Tinto, the only remaining fixed payment of US$3 million is due January, 2008.

Under the terms of the formalized option agreement, Bear Creek is to pay modest "success fees" based on recoverable reserves defined in a feasibility study: US$1.10 per ounce of gold; US$0.015 per ounce of silver; and US$0.005 per pound of copper. Should recoverable reserves exceed one million ounces of gold and/or 100 million ounces of silver, Bear Creek would be required to pay a success fee of US$5 million for each of these events, with total payments capped at US$10 million.

Once Bear Creek has earned its 70% interest, the parties will enter into a joint venture with standard dilution provisions. Rio Tinto has a claw-back right to earn up to a 60% interest by reimbursing Bear Creek three times its expenditures to that date if economic resources exceed 10 million ounces of gold (or precious metals equivalent). The claw-back right expires once a mining decision is made. Bear Creek would then have a deferred carried interest on its 40% stake through to the start of production.

Advanced Exploration and Resource Definition

The 2006 drilling and exploration programs were largely directed toward defining resources within the Corani Este, Minas Corani and Main Corani deposits. The 2006 definition drilling program substantially increased and upgraded the resource base, which allowed the Company to initiate a scoping study and test-work to develop a metallurgical flow sheet.

By year-end 2006, Bear Creek's updated resource estimate had confirmed a world-class silver project with robust base metal credits and strong silver mineralization in the high-grade cores of three deposits. The following charts illustrate the total resources for the overall project, as well as resources for each of three deposits, based on a cutoff grade of 15 g/t silver and prudent open-pit constraints. The estimates are based on 327 diamond drill holes and 25 surface trenches.

Bear Creek Mining, Corani Project Silver Zone

Mineral Resource Based on 15 g/t Ag Cut-cff and Prudent Open Pit Constraints
4 December 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million lbs	Zinc Million lbs
Main	Measured	7,699	50.4	0.89	0.29	12.5	151.1	49.2
	Indicated	42,456	37.8	0.65	0.37	51.6	608.4	346.3
	Meas+Ind	50,155	39.7	0.69	0.36	64.1	759.5	395.5
	Inferred	9,843	38.2	0.57	0.33	12.1	123.7	71.6
Minas	Measured	3,724	67.2	1.28	0.45	8.0	105.1	36.9
	Indicated	72,287	45.6	0.85	0.34	106.0	1,354.6	541.8
	Meas+Ind	76,011	46.7	0.87	0.35	114.0	1,459.7	578.7
	Inferred	17,723	42.7	0.59	0.26	24.3	230.5	101.6
Este	Measured	15,906	74.5	1.01	0.71	38.1	354.2	249.0
	Indicated	29,497	65.0	0.84	0.57	61.6	546.2	370.7
	Meas+Ind	45,403	68.3	0.90	0.62	99.7	900.4	619.7
	Inferred	2,242	45.3	0.38	0.12	3.3	18.8	5.9
Total	Measured	27,329	66.7	1.01	0.56	58.6	610.4	335.1
All	Indicated	144,240	47.3	0.79	0.40	219.2	2,509.2	1,258.8
Deposits	Meas+Ind	171,569	50.4	0.83	0.42	277.8	3,119.6	1,593.9
	Inferred	29,808	41.4	0.57	0.27	39.7	373.0	179.1

Assumptions used in the resource model by IMC are: Silver Price= $9.75/oz; Zinc Price= $0.94/lb; Lead Price= $0.52/lb; Silver Recovery= 85%; Zinc Recovery= 65%; Lead Recovery= 65%; Smelter charges: Silver= $0.40 per ounce; Zinc= $0.135 per pound; Lead= $0.113 per pound; Mining Costs per tonne= $1.10; Process cost per tonne= $8.50; G&A per processed tonne= $0.85; Pit Slopes= 42 degrees in mineralized tuff and 50 degrees in post-mineralized tuff. Actual results will vary based upon completion of metallurgical testing.

Each deposit has a high-grade core with resources as shown in the following chart, based on a higher cutoff grade of 45 g/t silver.

Bear Creek Mining, Corani Project Silver Zone
High Grade Core at 45 g/t cut-off Contained in Smaller Open Pit Shapes
4 December 2006

Deposit	Category	Ktonnes	Silver g/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	3,401	83.8	1.36	0.18	9.2	102.0	13.5
	Indicated	10,197	73.4	1.05	0.25	24.1	236.0	56.2
	Meas+Ind	13,598	76.0	1.13	0.23	33.3	338.0	69.7
	Inferred	1,546	63.7	0.91	0.41	3.2	31.0	14.0
Minas	Measured	2,368	84.9	1.48	0.50	6.5	77.3	26.1
	Indicated	25,904	68.7	1.24	0.36	57.2	708.1	205.6
	Meas+Ind	28,272	70.1	1.26	0.37	63.7	785.4	231.7
	Inferred	3,189	63.7	0.89	0.22	6.5	62.6	15.5
Este	Measured	10,816	93.3	1.18	0.91	32.4	281.4	217.0
	Indicated	15,634	90.3	1.09	0.83	45.4	375.7	286.1
	Meas+Ind	26,450	91.5	1.13	0.86	77.8	657.1	503.1
	Inferred	222	120.6	0.46	0.07	0.9	2.3	0.3
Total	Measured	16,585	90.2	1.26	0.70	48.1	460.7	256.6
All	Indicated	51,735	76.2	1.16	0.48	126.7	1,319.8	547.9
Deposits	Meas+Ind	68,320	79.6	1.18	0.53	174.8	1,780.5	804.5
	Inferred	4,957	66.2	0.88	0.27	10.6	95.9	29.8

The three main deposits have distinguishing features, but also share some common characteristics, including excellent potential for expansion of resources through ongoing exploration. The three deposits are in close proximity and will be combined within a single open pit.

Corani Este has the highest grade. This deposit and its high-grade core contain most of the silver ounces upgraded to the measured category. The deposit remains open to the northeast and drilling has confirmed mineralization under shallow cover connecting it to Minas Corani.

Initial drilling at Minas Corani had defined resources in two separate limbs, however subsequent drilling has shown that these zones are joined below a shallow cover of post-mineral tuff and form one continuous zone of mineralization. Minas Corani hosts the largest contained resource of metal of the three deposits, mostly in the indicated category, though grades are typically slightly lower than at Corani Este. This deposit remains open to the northeast, west and southwest.

The potential of Main Corani has been enhanced by drilling that confirmed the presence of mineralization linking the deposit to Minas Corani. In early 2007, drilling intersected 44 metres grading 1.2% zinc, opening up a new area that could coalesce with a portion of Minas Corani where drilling had returned 22 metres grading 1.0% zinc.

The Corani Project encompasses several discrete zones carrying high grades of zinc, with these zones still open laterally and at depth in each of the three deposit areas. The resources shown in the chart below have potential to enhance zinc recoveries in the flotation flow-sheet and thereby take advantage of the positive outlook for zinc prices.

Bear Creek Mining, Corani Project

High Grade Zinc Areas at 1% Zinc cut-off of Global Resource

4 December 2006

	Ktonnes	Zn %	Pb %	Ag g/t	Contained M Lbs Zn
Measured	5,323	2.21	1.47	83.9	259.3
Indicated	19,527	1.80	1.01	46.8	772.8
Total M&I	24,850	1.88	1.11	54.7	1,032.1
Inferred	3,373	1.56	0.47	21.2	116.3

By early March of 2007, Bear Creek had tested the Corani project with more than 71,000 metres of drilling in 431 holes, with drilling mostly aimed at defining resources within the three primary zones. With the infill drilling program now largely completed, the Company has broadened its focus to include testing unexplored targets while also continuing step-out drilling to expand existing resources.

Corani District Exploration Potential


Parallel Structures
Unexplored Onstrike Extensions
Current Deposits - 317M oz Ag; 3.5B lb Pb; 1.8B lb Zn
"Blind" Targets beneath Post-mineral Cover
La Curva; 1 - 2 opt Ag and IP Anomalies
Silver to Gold Zone Connections
Color Anomaly
Property Boundary
0 1000 meters

Corani Ag-Au Project, Peru **Silver Zone Drill Hole Map**


C-195,195A
C-193,193A
C-192,192A
C-190,190A
C-194,194A
C-185A
C-191,191A
C-187,187A
C-189,189A
C-186,186A
C-188,188A
Corani Este Target
Minas Corani Target
Corani Main Target
La Curva Target
cover
Limits of December '06 resource estimation 327 drill holes
Gold Zone extends 2 km beyond map boundary
500 meters

Exploration Prospects and Potential

The Corani District is considered prospective for low-sulphidation epithermal systems. The silver-rich mineralization is generally hosted in veins, breccias and vein stockworks. In addition to the silver-rich polymetallic mineralization, gold and antimony zones have been discovered at Corani. These combined features are indicative of the type of epithermal mineralization that is often associated with distal zoning around a porphyritic intrusion. This geological setting has important implications for future exploration efforts directed at testing the region's potential for large-scale porphyry deposits.

Understanding the geological model and regional structural controls have helped generate new exploration prospects at Corani, including "blind targets" below shallow post-mineral cover, or within the large color anomaly hosting known mineralization (of which only 20% has been tested). The finding costs of these and future discoveries would be among the lowest in the industry, consistent with Bear Creek's established strategy to seek growth "by the drill-bit."

Exploration drilling under post-mineral cover has shown that mineralization remains open to the west and north of the three known outcropping deposits hosting existing resources. As an example, drilling at Minas Corani has expanded mineralization to the northwest under post-mineral tuff cover, returning 83 metres averaging 76 g/t silver and 0.9% lead, including 20 metres averaging 171 g/t silver and 1.8% lead, and 72 metres averaging 65 g/t silver and 0.6% lead, including 26 metres averaging 96 g/t silver and 0.9% lead.

Drilling in the covered valley between Minas Corani and Corani Este continues to intersect both silver and zinc mineralization, expanding the known mineralization connecting these deposits. Highlights include 20 metres averaging 135 g/t silver, and 47 metres averaging 72 g/t silver, including 16 metres averaging 101 g/t silver and 2% zinc.

Scoping and Pre-feasibility Studies

The scoping study incorporating the latest resource estimate will provide a project description and allow the Company to initiate preparation of a pre-feasibility study. These studies will examine the water, power, access and infrastructure requirements of proposed mine development, and will include results of preliminary metallurgical testing using samples from four metallurgical holes drilled in 2006.

Initial metallurgical test-work indicates an average silver recovery of about 76% in high-sulphide material, while the best cyanide-leach test achieved 79% silver recovery in non-sulphide material. Lead recovery of 60% and an overall zinc recovery of 60% are being targeted in test work. Results to date suggest that the probable recovery method will involve grinding, flotation and leaching to produce a silver-rich lead concentrate, a zinc concentrate and silver dore.



SANTA ANA PROPERTY

Bear Creek acquired its wholly owned Santa Ana Project for its potential to host near-surface, bulk-tonnage silver-lead-zinc deposits in an epithermal setting. During 2006, two phases of wide-spaced drilling identified large volumes of exposed silver mineralization. A third phase of drilling will be launched in early 2007 to determine its low-cost, heap-leach potential.


Cusco
Nasca
Rescatada
Puno
Santa Ana
Arequipa
Tacna

The road-accessible Santa Ana Property is situated 120 kilometres south of the city of Puno, and covers extensive workings where colonial-era miners had exploited high-grade silver veins. Bulk-tonnage silver deposits are not common and until recently, there were few geological models to guide exploration efforts. This changed with the discovery of the world-class San Cristobal silver deposit (Apex Silver) within a similar geological setting in neighboring Bolivia, and with Bear Creek's own discovery of the Corani deposits hosted in a similar geological environment as Santa Ana.

Bear Creek's initial exploration efforts included geophysical and geochemical surveys, geological mapping and sampling programs focused on mineralized outcrops and shallow historic workings. This work revealed coincident geophysical and geochemical anomalies where 446 rock-chip samples returned average grades of 80 g/t silver, 0.30% lead and 0.23% zinc.

The initial wide-spaced reconnaissance drilling program conducted in 2006 returned significant results, notably 48 metres grading 87.1 g/t silver, 0.5% lead and 1.1% zinc, including 10 metres of 199 g/t silver. Another hole intersected 12 metres of 189 g/t silver at surface. The 1,120-metre, first-phase program consisted of 11 extremely wide-spaced holes (more than 250 metres apart on average) that confirmed the bulk-tonnage potential of the property and clarified its geological setting.


SANTA ANA PROJECT
PERU
LEGEND
Santa Ana

Santa Ana is a volcanic-hosted, epithermal silver-lead-zinc system exposed at surface. Mineralization is contained in low-angle structures, broad vertical structural zones, and widespread crackle breccias with disseminated barite.

Santa Ana was tested by a second phase of drilling that also returned encouraging results. Highlights include: 38 metres grading 86 g/t silver, including 6 metres at 315 g/t silver; 46 metres at 89 g/t silver, including 6 metres at 418 g/t

silver; and 58 metres at 84 g/t silver that bottomed in 54 g/t silver.

Within a one-square-kilometre area, all but four of 37 widely-spaced holes intersected silver mineralization. The drilling provided a preliminary test of the surface mineralization that measures 2.8 kilometres long and 600 metres wide (and which had provided the initial positive rock-chip sampling results at Santa Ana).

Both phases of 2006 drilling totaled 4,311 metres in 37 holes. The average of all reported intercepts was 53 metres averaging 43.9 g/t silver, and including numerous high-grade intercepts that require follow-up drilling. The results of drilling to date support both open-pit and underground targets in higher-grade feeder structures. The majority of mineralization is oxide-dominant and likely amenable to heap leaching.

Initial metallurgical testing, including bottle-roll and leach shaker tests, strongly indicate that low-cost leaching performance will be favorable, as the initial test work indicated exceptional silver recoveries. Large metallurgical samples were submitted for detailed column-leach tests and are expected to confirm the project's amenability to a combined vat and heap leaching approach.

The third phase of drilling in 2007 is designed on the basis of metallurgical testing aimed at evaluating the low-cost heap-leaching potential of large volumes of silver mineralization exposed at surface, or confirmed at shallow depths by wide-spaced drilling. The 2007 drilling will also explore the northeast and southwest extensions of areas where previous phases of drilling had returned positive results and mineralization remains open under post-mineral cover.

With Corani advancing to pre-feasibility stage, Bear Creek believes that Santa Ana will provide the exploration blue-sky that shareholders have come to expect from Bear Creek, while also laying the groundwork for the Company's next generation of precious metals discoveries.

ATASPACA PROPERTY

The Ataspaca Project covers a large (1.5-square-kilometre) copper-molybdenum-gold anomaly coincident with hydrothermal alteration that is characteristic of a high-level porphyry copper deposit. The project is situated in the Department of Tacna, about 75 kilometres northeast of the city of Tacna, near the border with Chile.


Cusco
Nasca
Ataspaca
Arequipa
Cerro Verde
Cuajone
Toquepala
Tacna
100 km

Bear Creek earned a 50% interest in the project from Southwestern Resources Corporation in 2004, after completing three diamond drill holes totaling about 500 metres. While this drilling returned anomalous copper, gold and molybdenum mineralization, the target depth of a potential economic porphyry copper system was in excess of the Company's target objectives.

In 2005, equal partners Bear Creek and Southwestern Resources entered into a preliminary agreement allowing Anglo American Peru to earn a 60% interest in the project through the drilling of deeper holes. Anglo American Peru plans to initiate drilling in early 2007.

LA YEGUA PROPERTY

The La Yegua Project is prospective for bulk-tonnage, disseminated copper-molybdenum-gold mineralization, as well as higher grade gold-copper mineralization within structural zones peripheral to the porphyry-style mineralization. As of early 2007, the project was yet to be drill-tested.

La Yegua is situated in the Apurimac Department of southern Peru, about 250 kilometres from Pacific Coast and 100 kilometres southwest of Cusco. Access is by paved road from Cusco to Nasca, and then by a well-maintained dirt road. The project area lies on the northwestern margin of a porphyry copper and skarn mineral belt containing several major deposits. Among these is the Los Chancas deposit owned by Southern Peru Copper, which reportedly contains 200 million tonnes grading 1.0% copper, 0.07% molybdenum and 0.12 g/t gold.


LIMA
La Yegua
Cusco
Ica
Los Chancas
Tintaya
Nasca
Arequipa

In February of 2007, Chapleau Resources signed a Letter of Intent for an option to acquire up to a 75% interest in La Yegua from Bear Creek through staged work commitments and share issuances. To earn 51%, Chapleau must spend US$2.7 million on exploration and grant the equivalent of US$350,000 of shares over a four-year period. Chapleau can boost its interest to 75% by issuing another 1.25 million shares.

Bear Creek conducted an early-stage exploration program at La Yegua in 2004, and confirmed anomalous copper and molybdenum in rock samples within a zone measuring 2 kilometres long, open to the east and south. Anomalous gold values between 0.3 g/t and 5.32 g/t, together with copper values ranging from 0.3% to 5.98%, were returned from sampling of an area peripheral to the main copper-molybdenum porphyry zone.

The La Yegua and Ataspaca Projects reflect Bear Creek's focus on precious metals and its strategy to enter into strategic agreements with partners to add value to early-stage prospects through exploration. By retaining a significant interest in these and other promising projects, the Company will participate in any new discoveries made by its industry partners.

OTHER PROPERTIES

Bear Creek has assembled other properties that warrant future exploration programs as part of its generative efforts to discover and develop the next generation of precious metals deposits through advanced exploration methods and geological concepts. This strategy encompasses the acquisition of low-cost early-stage prospects, independently or with capable industry partners, with particular emphasis on under-explored emerging mineral districts in South America.

Bear Creek will continue to evaluate other acquisition opportunities in the years ahead in order to secure projects of exceptional geological merit. In early 2007, the Company acquired the Don Marcelo Property situated 50 km south of Barrick's Pierina mine in Peru. Sampling has returned

encouraging gold values with elevated mercury, suggesting that Don Marcelo is exposed at the higher levels of an untested epithermal system with gold potential at very shallow depths. Surface sampling has yielded values of up to 3.0 g/t gold. Additional sampling followed by geophysical surveys and drilling is slated for mid-2007.

CONCEPT SCHEDULE PHASE SEQUENCE




N

Introduction

Prepared as at 21 March 2007 for the year ended 31 December 2006.

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties, principally located in Peru, with the objective of creating value for shareholders by identifying economic mineral deposits which can be sold or developed. Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, have no revenues from any mineral properties.

Bear Creek's accompanying financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP"). The Company's fiscal year end is 31 December. References to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in US dollars, unless otherwise stated.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements that are based on the beliefs and assumptions of its management and information currently available to Bear Creek. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Bear Creek or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of Bear Creek with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.

Activities on Mineral Projects

Current efforts are focused on gold and silver exploration in Peru. Base metals prospects of potential are also considered and acquired for exploration. From time to time, precious or base metal exploration opportunities in other Latin American countries are considered when compatible with management's history and expertise. A large number of projects are under Bear Creek's review at any given time; a few in active drill evaluation, some being prepared for drilling, others in first pass mapping and sampling following staking or acquisition, and many in preliminary evaluation to decide if property ownership is possible or desired. Due to the generative nature of Bear Creek's business, many of the expenditures consist of drilling and assay costs, salaries for professional personnel, land, legal and property payments, and travel to/from and within properties. The following section details property specific spending for the year and three months ended 31 December 2006 and relative to the same period in 2005.

Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5.4 million over three years. To date, Bear Creek has made the required payments totaling $2.4 million, with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5 million and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates standard dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% NSR royalty on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro-rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance. The capitalized terms are defined terms in the option agreement.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the decision to mine has been made.

On 5 December 2006, the Company prepared and presented an updated resource estimate on the Corani project. The following block model estimate was prepared by Independent Mining Consultants ("IMC") of Tucson Arizona. John Marek P.E. acted as the independent qualified person as defined by Canada's National Instrument 43-101. Additionally the methods used in determining and reporting the resources are consistent with the CIM Best Practices Guidelines for the estimation of mineral resources and mineral reserves. The method used in the resource calculation is equivalent to the method used in the resource calculation shown in our 23 August 2006 press release. For this resource estimate we have used metal prices based on a 3-year backward average and a 2-year forward price based on the metal markets upon the date that the resource estimates were calculated, with the prices found in the assumptions shown here:

Bear Creek Mining, Corani Project Silver Zone

Mineral Resource Based on 15 g/t Ag Cut-off and Prudent Open Pit Constraints
4 December 2006

Deposit	Category	Ktonnes	Silver Gm/t	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	7,699	50.4	0.89	0.29	12.5	151.1	49.2
	Indicated	42,456	37.8	0.65	0.37	51.6	608.4	346.3
	Meas+Ind	50,155	39.7	0.69	0.36	64.1	759.5	395.5
	Inferred	9,843	38.2	0.57	0.33	12.1	123.7	71.6
Minas	Measured	3,724	67.2	1.28	0.45	8.0	105.1	36.9
	Indicated	72,287	45.6	0.85	0.34	106.0	1,354.6	541.8
	Meas+Ind	76,011	46.7	0.87	0.35	114.0	1,459.7	578.7
	Inferred	17,723	42.7	0.59	0.26	24.3	230.5	101.6
Este	Measured	15,906	74.5	1.01	0.71	38.1	354.2	249.0
	Indicated	29,497	65.0	0.84	0.57	61.6	546.2	370.7
	Meas+Ind	45,403	68.3	0.90	0.62	99.7	900.4	619.7
	Inferred	2,242	45.3	0.38	0.12	3.3	18.8	5.9
Total	Measured	27,329	66.7	1.01	0.56	58.6	610.4	335.1
All	Indicated	144,240	47.3	0.79	0.40	219.2	2,509.2	1,258.8
Deposits	Meas+Ind	171,569	50.4	0.83	0.42	277.8	3,119.6	1,593.9
	Inferred	29,808	41.4	0.57	0.27	39.7	373.0	179.1

Assumptions used in the resource model by IMC are: Silver Price= $9.75/oz; Zinc Price= $0.94/lb; Lead Price= $0.52/lb; Silver Recovery= 85%, Zinc Recovery= 65%; Lead Recovery= 65%; Smelter charges: Silver= $0.40 per ounce; Zinc= $0.135 per pound; Lead= $0.113 per pound; Mining Costs per tonne= $1.10; Process cost per tonne= $8.50; G&A per processed tonne= $0.35; Pit Slopes= 42 degrees in mineralized tuff and 50 degrees in post-mineralized tuff. Actual results will vary based upon completion of metallurgical testing.

The resource is based on 327 diamond drilled core holes and 25 surface trenches; all the data in the possession of Bear Creek as of 29 November 2006. All analyses of the samples were performed by ALS Chemex in Lima Peru and a strict quality control and chain of custody protocol has been maintained throughout the project development.

The Corani silver-lead-zinc (gold) project consists of twelve claims or mineral concessions that form a contiguous block of ground covering 5,700 hectares. A cut-off grade of 15 g/t Ag has been used in the reporting of the resource. The 15 g/t Ag cut-off was chosen as it reflects what is considered to be a prudent cut-off level to take into account the additional metal values. The cut-off has been lowered from the 16 g/t used in the August resource estimation because of the increase in the metal prices used in this study.

High Grade Core

There are high grade cores to each of the three deposits and these pods will likely be mined separately to enhance project economics. At a 45 gm/t silver cutoff, the high grade cores cumulatively represent a resource of 68.3 million tonnes of ore at a silver grade of 80 g/t Ag, 1.18% Pb and 0.53% zinc (Measured and Indicated) and 5.0 million tonnes at 66.2 g/t Ag, 0.88% Pb and 0.27% Zn in the Inferred category. This represents 174.8 million ounces of silver, 1.78 billion pounds of lead and 0.80 billion pounds of zinc in the Measured and Indicated category and 10.6 million ounces of silver, 96 million pounds of lead and 30 million pounds of zinc in the Inferred category. These cores lie within a computer-generated pit shape able to be mined with a stripping ratio of 1.85:1, or less.

Bear Creek Mining, Corani Project Silver Zone

High Grade Core at 45 g/t cut-off Contained in Smaller Open Pit Shapes
4 December 2006

Deposit	Category	Ktonnes	Silver G/mt	Lead %	Zinc %	Silver Million Ozs	Lead Million Lbs	Zinc Million Lbs
Main	Measured	3,401	83.8	1.36	0.18	9.2	102.0	13.5
	Indicated	10,197	73.4	1.05	0.25	24.1	236.0	56.2
	Meas+Ind	13,598	76.0	1.13	0.23	33.3	338.0	69.7
	Inferred	1,546	63.7	0.91	0.41	3.2	31.0	14.0
Minas	Measured	2,368	84.9	1.48	0.50	6.5	77.3	26.1
	Indicated	25,904	68.7	1.24	0.36	57.2	708.1	205.6
	Meas+Ind	28,272	70.1	1.26	0.37	63.7	785.4	231.7
	Inferred	3,189	63.7	0.89	0.22	6.5	62.6	15.5
Este	Measured	10,816	93.3	1.18	0.91	32.4	281.4	217.0
	Indicated	15,634	90.3	1.09	0.83	45.4	375.7	286.1
	Meas+Ind	26,450	91.5	1.13	0.86	77.8	657.1	503.1
	Inferred	222	120.6	0.46	0.07	0.9	2.3	0.3
Total	Measured	16,585	90.2	1.26	0.70	48.1	460.7	256.6
All	Indicated	51,735	76.2	1.16	0.48	126.7	1,319.8	547.9
Deposits	Meas+Ind	68,320	79.6	1.18	0.53	174.8	1,780.5	804.5
	Inferred	4,957	66.2	0.88	0.27	10.6	95.9	29.8

High Grade Zinc

Drilling demonstrates that the zinc at the Corani project tends to occur in discrete high-grade zones. The zinc mineralization remains open laterally and at depth in the three deposit areas. Applying a 1% zinc cut-off to the resource material (shown in the table below), there are 24.9 million tonnes averaging 1.88% Zn in the combined Measured and Indicated categories representing 65% (1.03 billion pounds) of the contained zinc in 14.5% of the measured and indicated resource tonnes. This is important for enhancing the economics of zinc recovery as these areas can be specifically targeted in the flotation flow-sheet to ensure recovery of the higher zinc grades.

Bear Creek Mining, Corani Project
High Grade Zinc Areas at 1% Zinc cut-off of Global Resource
4 December 2006

	Ktonnes	Zn %	Pb %	Ag g/mt	Contained M lbs Zn
Measured	5,323	2.21	1.47	83.9	259.3
Indicated	19,527	1.80	1.01	46.8	772.8
Total M&I	24,850	1.88	1.11	54.7	1,032.1
Inferred	3,373	1.56	0.47	21.2	116.3

Corani Este

Corani Este has the highest grade and remains open to the northwest. 97% of the contained resource silver ounces in the Este zone are in the Measured and Indicated categories.

Minas Corani

In the August 2006 estimation the Minas Corani resource occurred in two separate zones; the West Limb and the East Limb. Subsequent drilling has shown that the two limbs are joined below a shallow cover of post mineral tuff and form one continuous zone of mineralization. This has resulted in an increase in the Measured and Indicated contained silver resource of 58% since the August resource estimate. As a result of the drilling since July 2006, the Minas Corani deposit has the largest contained resource of metal of the three deposits; though at a lower grade than the Corani Este resource. Additionally, the deposit remains open to the northeast and southwest.

Main Corani

The mineralization between Minas Corani and Main Corani has been substantially infilled with the more recent drilling and the two zones have been linked in this resource model. Drilling between the Main Corani and Minas Corani zones has increased the certainty of the resource estimation. Higher-grade zinc mineralization also occurs on the eastern edge of Main Corani, which has received limited drill testing and mineralization remains open..

The Company has also performed exploration in the gold-silver target zone located 1.5 kilometers to the south of the silver-rich target for which the IMC resource estimation was done. Thirty-eight diamond drill holes tested 1,000 meters of strike length. Thirty-three drill holes yielded intersections averaging 17.4 meters grading 2.0 g/t Au and 40.4 g/t Ag. In May 2006, drilling in the gold-silver target area was temporarily suspended in order to focus on expanding resources in the silver-rich portions of the district for the IMC resource estimation. None of the results for the gold-silver target have yet to be included in any resource estimations.

Metallurgical Testing - Bear Creek has successfully completed the initial phase of metallurgical test work, which provides a conceptual flow sheet for the processing of the Corani material. Testing indicates that the probable recovery method will involve grinding, flotation and leaching to produce a silver rich lead concentrate, a zinc concentrate and silver dore. Bear Creek's test work indicates that an average combined silver recovery of approximately 76% has been obtained in high-sulfide material. Lead recovery of 60% is indicated to be achievable producing silver-rich lead concentrates. An overall recovery of zinc of approximately 60% is expected upon completion of additional test work; however, zinc recoveries of 87% have been produced when testing material containing greater than 2% zinc. These higher zinc recoveries are important considering that the zinc occurs in a reduced volume in the deposit (see "high grade zinc").

The preliminary testing recoveries achieved to date differ from the assumptions used by IMC in the resource estimate. IMC utilized recoveries based upon historical performance in similar poly-metallic silver-lead-zinc deposits world-wide, in the absence of a defined flow sheet for the Corani ore processing. Metallurgical testing is an ongoing process in poly-metallic deposits, and the Company expects that an economically viable outcome is achievable. Until further testing is completed, the Company is satisfied with the IMC assumptions.

The drilling of four HQ diameter drill holes was completed in mid-November 2006 to provide metallurgical samples for shipment to SGS-Lakefield in Ontario for advanced metallurgical testing. A preliminary mining plan was performed using IMC, which provided guidance for the location of metallurgical drill holes, as well as further in-fill and step-out drilling requirements. The metallurgical drilling focused on areas identified in the preliminary mine plan as areas within the deposit which are likely to produce high-grade feed during the first years of production. The sample were collected and preserved for shipment under the supervision of Transmin Metallurgical Consultants. A metallurgical test work plan has be designed to build upon the positive results in previous testing and to further improve recoveries in silver, lead, and zinc for the purposes of a pre-feasibility study, which is expected to be initiated in the second quarter of 2007.

Resource Estimation / Scoping Study - An initial scoping study, which considers the resource, ore processing and treatment, scale of production, and basic engineering has begun and is expected to be completed in the second quarter of 2007. This scoping study will provide Bear Creek with a project description which is expected to justify the Company's decision to commence a preliminary feasibility study.

Currently, two drills continue to explore within the three deposit areas and in exploration targets identified throughout the Corani District. The Company anticipates spending approximately $3 million in the next six to nine months on the Corani Project in order to continue drilling, perform metallurgical testing, finalize the scoping study, and other exploration expenses to continue the project. A decision to commence a pre-feasibility study is pending the completion of a positive scoping study.

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration or Marc Leduc, P. Engr., Vice President Technical Services, and the President and CEO, Andrew Swarthout, P.Geo., the President and Chief Executive Officer, who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

During the year ended 31 December 2006, the Company incurred expenditures of $8.2 million on the Corani project. Included in this total are drilling of $5.5 million, acquisition costs of $0.4 million, travel of $0.2 million, salaries of $0.9 million, supplies and general of $0.1 million, geophysics of $0.4 million and assaying and sampling of $0.3 million. The Company has completed 431 drill holes totaling 71,184 meters of drilling.

Santa Ana Project

The Company has the option to acquire a 100% interest in the Santa Ana silver project. The property, which comprises 6,300 hectares, is located in the Department of Puno in southern Peru. The claims are subject to payments under a finder's fee agreement to a Peruvian individual of which $15,000 was paid upon receipt of title and $15,000 was paid upon initiation of drilling. The property is subject to a payment of 3% of direct exploration expenditures to a maximum lifetime payment of $280,000.

The mineral titles are currently held on behalf of the Company by a third party. The Company has initiated a process to transfer the titles to its name under a Supreme Decree, whereby a foreign controlled entity such as Bear Creek Mining Corp. can hold title to mineral rights located within the 50 kilometer border zone of Peru. Upon transfer of title, the Company will make a total payment of $7,000 to the third party. The Company and its counsel believe that the achievement of this transfer will be completed before mid-year 2007, based upon similar precedent applications, and the Company has decided to initiate exploration drilling in the interim.

The required drilling and environmental permits were granted and an initial drilling program began in July 2006. The Company has completed 4,311 meters of drilling in two phases in thirty-seven drill holes, with the average of reported intercepts in both drill phases being 53 meters averaging 43.9 g/t Ag. Silver mineralization is contained in low-angle structures and broad, vertical structural zones outcropping at surface and extending to depths of at least 100 vertical meters. Mineralization remains open at depth and laterally to the west and east.

The mineralization is comprised of almost entirely oxide bearing minerals with a noticeable absence of sulfides; raising the possibility of low-cost, cyanide leach extraction processing to recover the silver. Preliminary guidance test work was performed in December 2006 and January 2007 to determine initial leach extraction performance. The positive results have led to further testing, in progress, at McClelland Labs, Sparks, Nevada to measure extractions in representative

drill samples using bottle roll and column leach testing to determine initial low-cost, heap leaching performance. Based on the test results, expected in April, a phase III drilling program is planned to commence during the second quarter of 2007. The phase III drilling will be designed on the basis of metallurgical testing aimed at evaluating the low-cost, heap leaching potential for the silver mineralization exposed at the surface and confirmed at shallow depth by wide-spaced drilling. Targets to be further tested include the higher-grade structural zones as well as lower grade wall rocks which form broad envelopes to the structures.

In the 2006 fiscal year, the Company incurred expenditures of $0.7 million directed towards drilling, salaries and consulting, community relations and surface access agreements on the Santa Ana project.

El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $10 million over a four year period, conduct exploration of $1 million over three years, and conduct 1,000 meters of drilling in the first six months.

The Company has completed sampling, which has defined several drilling targets and on 1 March 2007 it initiated a 1,000 meter phase I drilling program. Results are expected in the second quarter of 2007. A phase II drill program will be designed dependant on phase I results and metallurgical test work.

Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill program of 1,500 meters within the first year.

Bear Creek can acquire the remaining 25% interest in the property by either granting a 1.25% NSR to the optionor, or by making the following additional payments of $10 million for up to 2 million ounces for recoverable gold as defined in a feasibility study, $20 million for between 2 and 5 million ounces of recoverable gold, or $30 million for in excess of 5 million ounces of recoverable gold.

To date, the Company has completed 316 surface samples with 89 samples containing greater than 100 ppb gold.

Ataspaca Project

In 2002 Bear Creek signed a letter agreement allowing it to earn a 50% interest in the Ataspaca project, located in the southern Peru copper belt. Work in 2003 included mapping, and sampling to prepare the project for its first drill program, that was completed in the second quarter of 2004 with 616.6 meters of core in 4 holes that tested multiple targets. Ataspaca project spending for the year ended 31 December 2004 was $0.1 million, and the Company received $0.03 million from Southwestern Resources for their 50% share of the costs incurred from the joint venture. Completion of the drilling earned the Company a 50% property interest from Southwestern

Resources. In December 2004, Bear Creek and Southwestern Resources signed a "Heads of Agreement" with Anglo American Exploration ("Anglo"), whereby Anglo may earn a 60% interest in Ataspaca in return for $2.75 million in work commitments over a four-year period and payments totaling $150,000 over a two-year period. Anglo American will be the operator during its earn-in period so long as it maintains a majority interest under the resulting joint venture agreement. Anglo American must spend $250,000 during the first year. The final agreement is contingent upon Anglo American Exploration receiving approval in the form of a Supreme Decree issued by the Peruvian government allowing foreign ownership of mineral rights within the 50 kilometer border region of Peru. On 9 November 2006, Bear Creek was informed that the Supreme decree had been approved and that the agreement is being finalized. Anglo American has informed the Company that the required drilling permits are in process and plans to begin its drilling commitment in the second quarter of 2007.

La Yegua

La Yegua is a porphyry copper-molybdenum-gold project in the Apurimac Department of Southern Peru is located 20 km northeast of Southern Peru Copper Corporation's Los Chancas. The La Yegua project includes 4,100 ha of mineral claims located approximately 250 km from the Atlantic coast and 100 km southwest of the city of Cusco. Access to the project area is via both a paved road from Cusco to Nasca and a well maintained dirt road.

Previous work by Bear Creek in 2004 confirmed anomalous copper (200 ppm to 1.2% Cu) and molybdenum (100 ppm to 424 ppm Mo) in rock samples within a zone measuring 2 km long and open to the east and south. Peripheral to the main copper-molybdenum porphyry zone, is strongly anomalous gold in rock samples with grades between 0.30 g/t to 5.32 g/t gold, together with copper values in the 0.3% to 5.98% range. The La Yegua project has potential for bulk-tonnage, disseminated copper-molybdenum-gold mineralization together with higher grade gold–copper mineralization within structural zones, peripheral to the porphyry-style mineralization. No drilling has been undertaken on the property.

In February 2007, Bear Creek has signed a Letter of Intent with Chapleau Resouces Ltd. regarding an option for Chapleau to acquire up to a 75% interest in the project. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the granting of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%.

AngloGold Ashanti ("AGA") Exploration Alliance

In January 2005, Bear Creek and AGA entered into a letter agreement allowing Bear Creek to acquire an extensive exploration database covering 180,000 square kilometers in southern Peru, for Bear Creek's exploration purposes. This data package is providing the Company with crucial information to aggressively generate additional targets in this new precious metals belt. During the first quarter of 2005, Bear Creek accepted delivery of the data package and issued 200,000 shares of its common stock to AGA plus one million warrants priced at Cdn $1.50 exercised by AGA on 17 August 2005 and an additional one million warrants priced at Cdn $ 2.20 exercised by AGA on 8 March 2006. Under the terms of the agreement, Bear Creek must spend a minimum of $250,000 on direct exploration before 23 March 2007, which Bear Creek has incurred. Bear Creek will have a 100% interest in any project acquired in the defined area. Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire

a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production. The majority of the Company's Generative costs were incurred in this category in 2005. Exploration expenditures during the current period totaled $0.2 million and consisted primarily of salaries.

Condor Project

On 30 November 2005, Bear Creek entered into an option agreement, whereby the Company had the right to acquire a 100% interest in the Condor Property. Results of the drill program carried out in 2006 indicated that the gold values diminish with depth in the quartz-hosted targets, likely due to surface enrichment. No further drilling is planned, as management has decided to abandon this project and has terminated the option agreement. Total costs incurred in the year ended are $0.3 million, which consisted primarily of drilling, salaries and option payments.

Generative Exploration

Generative exploration is a crucial part of the business in identifying and acquiring new opportunities. Generative exploration costs are those costs not attributable to a specific Bear Creek project. Bear Creek maintains at least two field teams and a system of field prospectors who focus on generating new exploration targets with the emphasis on gold and silver. Typically, dozens of prospects are submitted to or are generated by Bear Creek during any given quarter. At any given time, several targets may be under consideration for possible acquisition through staking or entering into third party option to purchase agreements. When Bear Creek defines a project as a distinct exploration target, it is then accounted for as a separate project.

IGV

IGV expense of $1.5 million represents the amount of IGV that has been paid to the Peruvian government during the year ended 31 December 2006. This amount is recoverable when there are future revenue generated by the Company in Peru. As the Company is an exploration stage company there can be no reasonable assurance that future revenue can be generated, and as a result the IGV receivable has been expensed.

Other Properties

Other properties are exploration properties which management has decided are not a priority or which management has chosen not to pursue and, therefore, has terminated option agreements.

BEAR CREEK'S RESULTS OF OPERATIONS

Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, does not have revenues from any mineral properties.

For the Year Ended 31 December 2006 as compared to the Year Ended 31 December 2005

Net Loss and Operating Expenses

In the current year, the Company experienced a net loss of $15.3 million compared to a net loss of $4.8 million for the same period in 2005, an increase of $10.5 million. The increase is primarily due to drilling and exploration costs incurred on the Corani property. The Company had a loss per share of $0.39 compared to $0.15 for 2005.

Total operating expenses for the year ended 31 December 2006 were $15.9 million compared to operating expenses of $5.1 million for the year ended 31 December 2005. Stock compensation expense increased to $2.6 million in the current year, up from $1.1 million in the same period in 2005, due to an increase in the fair value of options that were vesting during the current year as compared to 2005; in 2006 the weighted average fair value of the options granted as determined under the Black-Scholes pricing model was Cdn$4.70 as compared to Cdn$2.08 in 2005. Wages and management salary costs increased in the current year to $0.3 million compared to $0.2 million for the same period last year, due to additional staff hired during December 2005 and April 2006. Exploration costs were $12.1 million in the current year, up from $3.4 million in 2005 largely due to the increased drilling and exploration on the Corani project.

Bear Creek's net interest income for the year ended 31 December 2006 was $0.4 million, an increase of $0.3 million from 2005. The increase in interest income was attributable to a higher cash balance for the period due to the issuance of common shares, as compared to 2005 as well as the Company earning a higher yield on its short term deposits. The Company maintains its cash and short-term low risk investments in institutions with high credit worthiness.

Litigation

During the current year the Company uncovered a scheme in which some funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees. The total losses arising from the fraudulent transactions committed against the Company by this employee amounted to $0.1 million over an approximate eight-month period ending September 2006, and have been reported as part of general administrative expenses. Following the discovery, the employee was dismissed for cause. The Company has filed criminal charges against the former employee to recover the amounts misappropriated, and has cancelled all options that had been granted to the former employee.

In addition to the above, the former employee also falsified reporting documents that were used in preparing the Company's consolidated balance sheet and consolidated income statement for the period ended 30 June 2006. This resulted in incorrect accounting for certain transactions.

During the investigation into the above fraud, it was discovered that the Peruvian accounting firm contracted to perform supervisory accounting support for the Company's subsidiary did not perform all of the procedures agreed to in their engagement contract. As a result, the Company has cancelled their engagement contract with the Peruvian accounting firm.

As a result of the losses incurred resulting from the misappropriation of funds, as well as the incorrect accounting noted above, the Company restated its unaudited second quarter consolidated financial statements for the period ended 30 June 2006, as well as the Management Discussion and Analysis for the same period. The Company disclosed a restated net loss for the six months ended 30 June 2006 of $6.5 million, compared to $5.9 million as previously reported. The additional expenditures for the period relate to $0.1 million for the misappropriation of funds and $0.5 million for additional mineral property expenditures that were not properly recorded.

Due to the increased exploration and development activities being incurred at the Company's Corani silver discovery, the Company has undertaken a review of its internal controls in its Peruvian subsidiary, hired additional supervisory staff and has implemented additional controls and procedures to mitigate the occurrence of fraud and misstatements in its subsidiary's financial statements. In addition the Company has changed its Peruvian auditor to Pricewaterhouse-Coopers.

For the Three Months Ended 31 December 2006 as compared to the Three Months Ended 31 December 2005

Net Loss and Operating Expenses

In the current quarter, the Company experienced a net loss of $4.8 million compared to a net loss of $1.8 million for the same period in 2005, an increase of $3.0 million. The increase is primarily due to drilling and exploration costs incurred on the Corani property. In the current quarter the Company had a loss per share of $0.12 compared to $0.05 for the same period in 2005.

Total operating expenses for the fourth quarter in 2006 were $4.5 million compared to operating expenses of $2.0 million for the same period in 2005. Expenses increased primarily because exploration costs were $3.6 million in the current quarter, up from $1.1 in the same period year, largely due to the increased drilling and exploration on the Corani project.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Bear Creek and is derived from unaudited quarterly consolidated financial statements prepared by management. Bear Creek's interim consolidated financial statements are prepared in accordance with Canadian GAAP and expressed in US dollars.

Period	Revenues	Loss from Continued Operations (in Millions)	Basic and Fully Diluted Loss per Share from Continued Operations
4th Quarter 2006	Nil	(4.8)	(0.12)
3rd Quarter 2006	Nil	(4.0)	(0.10)
2nd Quarter 2006	Nil	(3.6)	(0.09)
1st Quarter 2006	Nil	(2.9)	(0.08)
4th Quarter 2005	Nil	(1.8)	(0.05)
3rd Quarter 2005	Nil	(1.2)	(0.03)
2nd Quarter 2005	Nil	(0.8)	(0.02)
1st Quarter 2005	Nil	(1.1)	(0.04)
4th Quarter 2004	Nil	(0.4)	(0.02)

The increase in the fourth quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project, in addition the Company had additional exploration costs, including drilling on its Santa Ana project.

The increase in the third quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project.

The increase in the loss for the first quarter of 2006 resulted primarily from increased drilling and other exploration costs incurred on the Corani project.

The increase in the loss for the fourth quarter of 2005 resulted primarily from additional stock compensation expenses as a result of the vesting of stock options granted in the second half of 2005 and increased drilling expenses on Corani.

Selected Annual Information

The following table sets out selected annual financial information of the Company and is derived from the Company's audited consolidated financial statements for the periods ended 31 December 2006, 2005 and 2004.

	2006	2005	2004
Sales	$ -	$ -	$ -
Loss for the Period – In Millions	$ (15.3)	$ (4.8)	$ (2.0)
Loss per Share - Basic and Diluted	$ (0.39)	$ (0.15)	$ (0.08)
Total Assets – In Millions	$ 5.4	$ 12.3	$ 1.4
Total Long-term Liabilities	$ -	$ -	$ -
Dividends Declared	$ Nil	$ Nil	$ Nil

Liquidity and Capital Resources

On 31 December 2006, the Company had 40,423,485 issued shares. The Company's net working capital as at 31 December 2006 was $4.3 million compared to a net working capital of $12.0 million as at 31 December 2005. The cash balance at 31 December 2006 was $5.0 million compared to $12.1 million as at 31 December 2005. As at 31 December 2006 current liabilities were $0.8 million compared to $0.1 million as at 31 December 2005.

As at 21 March 2007, the Company had 42,652,023 issued shares. The Company has 4,392,850 options which have been granted to directors, officers, employees and consultants to purchase an aggregate of 4,392,850 shares at prices ranging from US$0.50 to Cdn$8.08, expiring at varying dates between 21 April 2008 and 22 August 2011.

On 15 March 2007, the Company had no warrants outstanding as the Company exercised its acceleration of warrants clause on Series D and E warrants. As a result of the acceleration, the Company received Cdn$7.0 million on the exercising of 2,072,210 warrants in January 2007.

We expect that the cash and cash equivalents will be sufficient to pay for the continued exploration and general and administrative costs of the Company, including the Corani Project through the end of 2007. Depending upon developments during Bear Creek's exploration phase on all of its projects, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond 2007. However in the event that the pace of expenditures increases, we plan to secure future financing from issuance of additional equity, debt, or financing from other sources.

Management's opinion regarding liquidity and the ability to be a going concern is based on currently available information. To the extent that this information changes, future availability of financing may be adversely affected. Factors that could affect the availability of financing include the performance by various factors, including the progress and results of exploration work, the state of equity markets, investor perceptions, and expectations of past and future performance.

Financing Activity

During the year ended 31 December 2006, the Company received cash proceeds of $5.0 million from the exercise of 1,040,226 Series D and E warrants and the exercise of 1,000,000 AGA Cdn$2.20 warrants. In addition, a total of $0.5 million was received during the year for the exercise of 764,650 share purchase options.

From 1 January 2007 to March 21, 2007, a total of 2,071,038 share purchase warrants and 157,500 options were exercised for cash of Cdn$7.1 Million.

Transactions with Related Parties

In connection with the approval of related party transactions, the Company has a policy that requires that the terms of all such transactions must be comparable to terms available in arms-length transactions. Each of the transactions described below meet those requirements.

The Company received legal services, totaling $22,997, from a law firm in which Miguel Grau, a Director of Bear Creek, is a partner. Legal services were rendered in association with the Company's subsidiary in Peru and its interest in various mineral projects.

The Company received legal services, totaling $126,097, during the period from a law firm in which Corey Dean, an Officer of Bear Creek, is a partner. Legal fees related primarily to the amendment of the Company warrants and ongoing other administrative items.

The Company received accounting services from an accounting firm in which Steven Krause, an Officer of the Company, is a partner. The total accounting fees paid were $41,163.

The Company received consulting services from a Director of the Company, Catherine McLeod-Seltzer, during the period. The fees were incurred in relation to management consulting services. Total fees paid during the period were $41,000.

Pursuant to an Agreement, the Company was provided with office space from Pacific Rim Mining Corporation ("Pacific Rim"), a company with directors in common, in consideration of a fee, fixed annually and paid monthly. Pacific Rim recovers miscellaneous charges, such as postage, based upon Bear Creek's actual usage. Rent and miscellaneous charges paid to Pacific Rim for the year 31 December 2006 was $21,518. On 30 September 2006, the Company ended its rental agreement with Pacific Rim.

Critical Accounting Policies and Estimates

The details of Bear Creek's accounting policies are presented in note 2 of the annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results.

a) Resource Properties

Resource properties are stated at estimated fair value as at the date of acquisition, less accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of exploration and development properties. Bear Creek capitalizes costs incurred on mineral

properties only after it has been established that the property contains mineral reserves. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

b) Estimates

Financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Financial Instruments

Subsequent to December 31, 2006, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, effective for the 2007 fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income.

When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Statement of Loss and Deficit. The transition provisions do not require restatement of previous financial statements. The effect of the new accounting pronouncement is not expected to be material.

Disclosure Controls

Disclosure Controls and Procedures

The Canadian Securities Administrators have issued Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", which requires Canadian public companies to submit annual and interim certificates relating to the effectiveness of the disclosure controls and procedures that are in use at the Company. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Chief Executive Officer and Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information.

As of 31 December 2006, management has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as defined by Multilateral Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective as of 31 December 2006.

Internal Control Over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining internal control over financial reporting and management, including the CEO and CFO, has evaluated the design of the internal control over financial reporting as at 31 December 2006 and based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of 31 December 2006.

The Company's Chief Executive Officer and Chief Financial Officer believe that any internal controls and procedures, no matter how well conceived and implemented, can provide only reasonable assurance that the objectives of the controls are met. There can be no assurance that there have been no misstatements due to error or that fraud may occur and not be detected. Because of the Company's size and relative small accounting staff, segregation of duties is limited; therefore the Company's Chief Executive Officer and Chief Financial Officer participate in weekly, monthly and quarterly reviews of accounting transactions and participate in the approval process for expenditures.

Changes in Internal Control over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to disclose any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonable likely to affect internal control over financial reporting.

As disclosed above, due to the a scheme in which funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees, the Company has implemented additional controls and procedures to mitigate the occurrence of fraud and misstatements in its subsidiary's financial statements and hired additional supervisory staff. During the current year, the Company changed its Peruvian auditor to PricewaterhouseCoopers.

Approval

The Audit Committee of Bear Creek has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to Bear Creek is on SEDAR at www.sedar.com

BEAR CREEK MINING CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

31 December 2006 and 2005

Expressed in US funds



OLIVARD.G.R.PANGSCO.F.HIB.&.PRO

AUDITORS' REPORT

To the Shareholders of Bear Creek Mining Corporation

We have audited the consolidated balance sheet of Bear Creek Mining Corporation (the "Company") as at December 31, 2006 and the consolidated statement of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2005 and for the year then ended were audited by a predecessor auditor who expressed an opinion without reservation on those statements in their report dated March 17, 2006.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 21, 2007

Consolidated Balance Sheets

As at 31 December
US Funds

Statement 1

ASSETS		2006		2005
Current				
Cash and cash equivalents	$	5,024,649	$	12,122,688
Prepaid expenses and advances		130,562		92,643
		5,155,211		12,215,331
Equipment *(Note 4)*		250,821		108,675
	$	5,406,032	$	12,324,006
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	820,391	$	99,333
SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*				
Authorized:				
Unlimited common shares without par value				
Issued and fully paid: 40,423,485				
(2005 – 37,618,609 common shares)		28,330,924		22,448,748
Contributed surplus *(Note 6b)*		4,436,161		2,698,537
		32,767,085		25,147,285
Deficit - Statement 2		(28,181,444)		(12,922,612)
		4,585,641		12,224,673
	$	5,406,032	$	12,324,006

ON BEHALF OF THE BOARD:





Catherine McLeod-Seltzer, Director

Andrew Swarthout, Director

- See Accompanying Notes -

Consolidated Statements of Loss and Deficit

For the Years Ended 31 December
US Funds

Statement 2

		2006		2005
Operating Expenses				
Exploration costs – *Exploration Costs Schedule*	$	12,073,719	$	3,396,930
Stock-based compensation – *Note 6b*		2,627,562		1,143,840
Wages and management salaries		300,040		243,296
Professional fees		260,774		139,799
Shareholder information and filing fees		172,033		90,654
General administrative expenses – *Note 11*		345,658		49,026
Travel		128,542		54,542
Amortization		2,753		1,690
		15,911,081		5,119,777
Other Income				
Foreign exchange gain		295,912		276,326
Interest income, net		356,337		87,209
		652,249		363,535
Loss for the Year		(15,258,832)		(4,756,242)
Deficit - Beginning of year		(12,922,612)		(8,166,370)
Deficit - End of Year	$	(28,181,444)	$	(12,922,612)
Loss per Share – Basic and Diluted	$	(0.39)	$	(0.15)
Weighted Average Number of Shares Outstanding		39,493,559		31,416,349

- See Accompanying Notes -

Consolidated Statements of Cash Flow

For the Years Ended 31 December
US Funds

Statement 3

Cash Resources Provided By (Used In)		2006		2005
Operating Activities				
Loss for the year	$	(15,258,832)	$	(4,756,242)
Items not affecting cash				
Stock-based compensation – *Note 6c*		2,627,562		1,143,840
Shares issued in exploration costs		-		548,625
Amortization included in exploration costs		31,116		26,443
Amortization		2,753		1,690
		(12,597,401)		(3,035,644)
Changes in current assets and liabilities				
Prepaid expenses and advances		(37,919)		(53,983)
Accounts payable and accrued liabilities		721,058		77,665
Cash used in operating activities		(11,914,262)		(3,011,962)
Investing Activities				
Purchase of equipment		(176,015)		(86,970)
Cash used in investing activities		(176,015)		(86,970)
Financing Activities				
Share capital issued – net		4,992,238		13,956,068
Cash provided by financing activities		4,992,238		13,956,068
Net Increase (Decrease) in Cash and Cash Equivalents		(7,098,039)		10,857,136
Cash and cash equivalents - Beginning of year		12,122,688		1,265,552
Cash and Cash Equivalents - End of Year	$	5,024,649	$	12,122,688

Supplemental Schedule of Non-Cash Financing Transactions:				
Fair value of options and warrants exercised	$	889,938	$	331,814

- See Accompanying Notes -

Consolidated Schedules of Exploration Costs

For the Years Ended 31 December
US Funds

Schedule

	2006	2005
Corani		
Drilling	$ 5,530,686	$ 644,795
Salaries and consulting	927,248	207,220
Geophysics	616,891	72,004
Assaying and sampling	473,607	179,133
Acquisition	330,438	123,063
Travel	188,477	132,198
Supplies and general	115,745	75,968
	8,183,092	1,434,381
Santa Ana		
Drilling	472,737	-
Salaries and consulting	97,665	51,379
Assaying and sampling	41,088	1,359
Travel	27,264	11,120
Supplies and general	27,258	2,335
Acquisition and claim fees	21,600	18,846
Geophysics	-	19,298
	687,612	104,337
Condor		
Drilling	84,862	-
Salaries and consulting	68,032	-
Option payments	50,000	-
Travel	33,299	-
Geophysics	26,791	-
Assaying and sampling	11,866	-
Supplies and general	11,584	-
Acquisition and claim fees	7,874	-
	294,308	-
El Abuelo		
Acquisition and claim fees	25,000	-
Salaries and consulting	8,447	-
Supplies and general	1,560	-
Assays	483	-
Travel	340	-
	35,830	-
Don Marcelo		
Acquisition and claim fees	10,000	-
Supplies and general	26	-
	10,026	-

- See Accompanying Notes -

Consolidated Schedules of Exploration Costs - Continued

For the Years Ended 31 December
US Funds

Schedule

	2006	2005
Generative		
Salaries and consulting	498,871	319,882
General	363,851	149,174
Acquisition, legal and claim fees	82,640	28,471
Travel	66,083	73,586
Assays	20,656	46,030
	1,032,101	617,143
AngloGold Exploration Alliance		
Salaries and consulting	181,196	64,274
Travel	12,374	2,440
Supplies and general	7,154	4,651
Acquisition – shares issued	-	548,625
Geological	-	37,717
Assays	-	8,669
	200,724	666,376
Other Properties	87,477	305,645
IGV	1,542,549	269,048
Costs for the Year	$ 12,073,719	$ 3,396,930

- See Accompanying Notes -

Notes to Consolidated Financial Statements

31 December 2006
US Funds

1. Nature of Business

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of sale or development for the creation of value for shareholders.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiary Bear Creek Exploration Company Ltd. (formerly Bear Creek Mining Company) which carries on its operation in Peru through its branch, Bear Creek Mining Company Sucursal del Peru. They have been accounted for under the purchase method.

b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness.

c) Equipment

Equipment is recorded at cost. The Company provides for amortization on exploration equipment using the straight-line method over their useful lives and office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

d) Income Taxes

The Company accounts for income taxes using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years on differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income during the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) **Earnings (Loss) per Share**

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by application of the treasury stock method.

f) **Management's Estimates**

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

g) **Stock-Based Compensation**

The Company accounts for all stock-based awards made to employees and non-employees using the fair value based method. The fair value of stock-based awards is recognized over their vesting period.

h) **Foreign Currency Translation**

The accounts of the Company's foreign operations have been translated into US dollars as follows:

- Monetary assets and liabilities at year-end rates,
- All other assets and liabilities at historical rates, and
- Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

i) **Derivative Financial Instruments**

The Company was not a party to any material derivative financial instruments during any of the reported fiscal years.

j) **Comparative Figures**

Certain of the comparative figures were reclassified, where applicable, to conform with the presentation used in the current year.

k) **Acquisition and Exploration Costs**

Acquisition and exploration costs are expensed as incurred since all of the Company's mineral property interests remain in the early exploratory stage with no currently defined proven or probable mineral reserves. If and when the Company's management determines that economically extractable proven or probable mineral reserves have been established, the subsequent costs incurred to develop such property, including costs to further delineate the ore body will be capitalized.

l) **Asset Retirement Obligations**

Asset Retirement Obligations requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at December 31, 2006 the Company does not have any asset retirement obligations.

m) **Consolidation of Variable Interest Entities**

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, advances and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company holds cash balances and incurs payables that are denominated in Canadian Dollars. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar and the U.S. Dollar, resulting in currency gains or losses for the Company.

4. Equipment

Details are as follows:

	31 December 2006			31 December 2005		
Equipment:	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office	$ 27,165	$ 12,450	$ 14,715	$ 14,449	$ 5,948	$ 8,501
Exploration	316,191	80,085	236,106	180,571	80,397	100,174
	$ 343,356	$ 92,535	$ 250,821	$ 195,020	$ 86,345	$ 108,675

5. Resource Property Costs

Cumulative resource expenditures, per project under active exploration, are as follows:

	Acquisition Costs	Exploration Costs	Incurred to 31 December 2006
Corani Project, Peru	$ 453,501	$ 9,132,856	$ 9,586,357
Santa Ana Project, Peru	41,383	811,443	852,826
El Abuelo Project, Peru	25,000	10,830	35,830
Don Marcelo Project, Peru	10,000	26	10,026
	$ 529,884	$ 9,955,155	$ 10,485,039

a) Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5,400,000 over three years. To date, Bear Creek has made the required payments totaling $2,400,000 (of which $2,000,000 was paid subsequent to year end), with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5,000,000 and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% Net Smelter Royalty ("NSR") on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the

Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the Decision to Mine has been made.

b) Santa Ana Project

During 2004, the Company acquired a 100% interest in the Santa Ana property in southeastern Peru. The property is subject to payments totalling 3% of direct exploration expenditures to a maximum lifetime payment of $280,000.

c) AngloGold Exploration Alliance

By letter agreement dated 12 January 2005, which was subsequently amended, the Company acquired certain data from AngloGold Ashanti Exploraciones del Peru S.A. ("AGA") in exchange for the issuance of 200,000 common shares of the Company's stock, 1 million warrants priced at CDN$1.50 (exercised in 2005), and 1 million warrants priced at CDN$2.20 to expire 12 January 2007 (exercised in March 2006). The 200,000 shares issued had a value of $131,200 and the 2 million warrants had a value of $417,425. In addition, the Company was required to spend $250,000 in exploration costs within two years of signing the contract, which has been incurred. Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production.

d) Ataspaca Project

The Company entered into a term sheet dated 29 May 2002 and earned a 50% interest and management control of a 600 hectare mineral claim named "Brisa 1" in the department of Tacna, Southern Peru, known as the Ataspaca Project, from Southwestern Resources Corp. ("SW").

On 17 November 2004, the Company and SW entered into an agreement with Anglo American Exploration Peru ("AAEP"), whereby AAEP will continue exploration. Under the terms of the agreement, AAEP must incur exploration expenditures of $2,750,000 over a four-year period and make payments totalling $150,000 over a two-year period in order to earn a 60% interest in the project. The agreement takes effect once AAEP acquires a federal decree allowing for a foreign company to acquire title of mineral rights within the 50km border zone of Peru. The Company's interest would then be a 20% participating interest. In November 2006, Bear Creek was notified that the Supreme Decree had been approved and that the agreement will be finalized. AAEP is expected to commence drilling in the first quarter of 2007. To date, the Company has received $34,260 as reimbursement of expenditures.

e) El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $10 million over a four year period, conduct exploration of $1 million over three years, and conduct 1,000 meters of drilling in the first six months.

f) Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill programme of 1,500 meters in the first year.

The Company can acquire the remaining 25% by either granting a 1.25% NSR or by making the following additional payments of: $10 million for gold recoveries up to 2 million ounces, $20 million for gold recoveries between 2 and 5 million ounces, or $30 million for gold recoveries in excess of 5 million ounces.

g) Condor Project

On 30 November 2005, Bear Creek entered into an option agreement, whereby the Company had the right to acquire a 100% interest in the Condor Property, by making total payments of $1,766,962 over a three year period.

During the year ended December 2006, management decided to abandon the Condor Project and has terminated this option agreement.

6. Share Capital

a) Details of shares issued are as follows:

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and fully paid:			
Balance - 31 December 2004	27,279,657		8,328,397
Shares issued for exploration alliance	200,000		131,200
Shares issued for warrants	5,803,952		4,709,951
Shares issued for stock options	735,000		300,940
Shares issued in private placement (i)	3,600,000		9,720,837
Fair value of options and warrants exercised	-		331,814
Share issuance costs	-		(1,074,391)
Balance - 31 December 2005	37,618,609		22,448,748
Shares issued for stock options	764,650		469,963
Shares issued for warrants	1,040,226		2,616,523
Shares issued for exploration alliance warrants	1,000,000		1,905,752
Fair value of options and warrants exercised	-		889,938
Balance – 31 December 2006	40,423,485	$	28,330,924

i) On 30 August 2005, the Company issued a total of 3,600,000 Units at Cdn $3.25 per Unit for gross proceeds of Cdn $11.7 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share at Cdn $4.25 over a two-year period expiring on 30 August 2007. The underwriting fees associated with this issuance are 6% for a total of Cdn $702,000 and 180,000 Broker warrants which entitles the broker to acquire one common share and one-half of a Broker Option Warrant at Cdn $3.25 and expiring on 30 August 2007. Each whole Broker Option Warrant entitles the broker to acquire one common share of the Company at Cdn. $4.25

b) Details of Contributed Surplus:

		2006		2005
Balance – Beginning of Year	$	2,698,537	$	1,170,355
Fair value of stock-based compensation		2,627,562		1,143,840
Fair value of warrants issued for exploration alliance		-		417,425
Fair value of broker warrants issued (exercised)		(276,736)		298,731
Fair value of stock options exercised		(372,341)		(155,250)
Fair value of exploration alliance warrants exercised		(240,861)		(176,564)
Balance – End of Year	$	4,436,161	$	2,698,537

c) Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. Options begin vesting on the grant date based on a schedule outlined in the share purchase option plan.

	Number of options	Weighted average exercise price (in CDN$)
Options outstancing at 31 December 2004	4,080,000	0.61
Year ended 31 December 2005		
Granted	1,800,000	3.10
Exercised	(735,000)	0.50
Cancelled	(15,000)	0.70
Options outstanding at 31 December 2005	5,130,000	1.49
Granted	235,000	6.38
Exercised	(764,650)	0.69
Cancelled	(245,000)	1.99
Options outstanding at 31 December 2006	4,355,350	1.87

A summary of the Company's options as at 31 December 2006 is as follows:

	Number	Price per Share	Expiry Date
Options	1,185,000	US$0.50	21 April 2008
	260,000	US$0.50	5 June 2008
	20,000	US$0.50	2 July 2009
	1,000,350	Cdn$0.70	24 November 2009
	730,000	Cdn$3.00	5 August 2010
	835,000	Cdn$3.00	5 August 2010
	100,000	Cdn$4.75	6 December 2010
	115,000	Cdn$4.60	31 May 2011
	110,000	Cdn$8.08	22 August 2011
	4,355,350		

3,559,100 options have vested at the year end.

On 5 August 2005, the Company granted directors, officers, consultants and employees of the Company options to purchase up to 1,700,000 common shares of the Company at an exercise price of CDN$3.00 per share. The options have a $3,538,909 estimated value on the grant date. Of these options, 835,000 were subject to shareholder approval, which was received on 25 May 2006.

On 6 December 2005, the Company granted an officer of the Company options to purchase up to 100,000 common shares of the Company at an exercise price of CDN$4.75 per share. These options have a $343,785 estimated value on the grant date.

On 30 May 2006, the Company granted an officer and an employee of the Company options to purchase up to 115,000 common shares of the Company at an exercise price of CDN$4.60 per share. These options have a $399,014 estimated value on the grant date.

On 22 August 2006, the Company granted employees of the Company options to purchase up to 120,000 common shares of the Company at an exercise price of CDN$8.08 per share. These options have a $706,119 estimated value on the grant date.

The options granted during the year ended 31 December 2006 were valued at $1,105,133 using the Black-Scholes option pricing model, based on the following assumptions:

	2006	2005
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	118 - 121%	132%
Risk-free interest rate	4.19%	4.27%
Expected life of options	5 years	5 years

The weighted average fair value of the options granted was Cdn$4.70 (2005 - Cdn$2.08).

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

d) Warrants

As at 31 December 2006, the following share purchase warrants were outstanding:

	Number	Price per Share	Expiry Date
Series D Warrants	605,695	Cdn$1.25	7 April 2007
Series E and Broker Option Warrants	1,449,852	Cdn$4.25	30 August 2007
Broker Warrants*	10,328	Cdn$3.25	30 August 2007
	2,065,875		

* Each Broker Warrant when exercised includes one-half of a Broker Option Warrant which entitles the holder to acquire one common share for each whole Broker Option Warrant at $4.25 per common share. All of the Broker Warrants were exercised subsequent to 31 December 2006, which resulted in an additional 5,163 Broker Option Warrants being issued and exercised subsequent to 31 December 2006.

Series D warrants were subject to a forced 30-day exercise provision if the Company's shares trade at or above Cdn$1.90 for over a period of 20 consecutive days. On December 20, 2006 the Company enforced the 30-day exercise provision. All of the Series D warrants were exercised subsequent to 31 December 2006.

Series E warrants are subject to a forced 30-day exercise provision if the Company's shares trade at or above Cdn$5.24 for over a period of 10 consecutive days. On December 20, 2006 the Company has enforced the 30-day exercise provision. All of the Series E warrants were exercised subsequent to 31 December 2006.

7. Related Party Transactions

The following represents the details of related party transactions paid or accrued during the year ended 31 December 2006:

	2006	2005
Consulting fees paid to a director of the Company	$ 41,000	$ 68,500
Legal fees paid to a firm in which a director of the Company is a partner	$ 22,997	$ 53,333
Legal fees paid to a firm in which an officer of the Company is a partner	$ 126,097	$ 117,446
Accounting fees paid to a firm in which an officer of the Company is a partner	$ 41,163	$ 24,765
Rent paid to a company with a common director and officer of the Company	$ 21,518	$ 18,198

Included in accounts payable are $38,547 of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

8. Segmented Information

The Company has one operating segment, which is mineral exploration. All of the Company's exploration expenses as disclosed on the exploration cost schedule are incurred in South America. All of the Company's assets and other expenses are in Canada, except for $323,432 of assets, which are located in Peru.

9. Commitments

a) By an agreement dated 27 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with a director and officer of the Company to act as the President and C.E.O. of the Company. Compensation per the amended agreement is $13,750 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of the termination.

b) By an agreement dated 30 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with an officer of the Company to act as the Vice President of Explorations of the Company. Compensation per the amended agreement is $10,300 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of termination.

c) The Company has co-signed an operating lease agreement, commencing on 1 October 2006 to 31 December 2011. The total minimum lease payments are Cdn$8,823 per month and Cdn$105,876, per annum. The Company's proportionate share of the minimum lease payments is Cdn$3,265 per month and Cdn$39,180 per annum.

10. Income Taxes

In Canada and Peru, the Company has non-capital losses for income tax purposes of approximately $4,774,000, which expire between 2007 and 2026.

The Company has incurred in Peru certain resource related expenditures of approximately $13.6 million, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

Future income tax assets are not recorded for the above tax loss carry-forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company's future income tax assets, after applying enacted corporate income tax rates are as follows:

	2006 $thousands	2005 $thousands
Non-capital losses	1,472	1,231
Unamortized share issue costs	196	431
Tax value of resource properties and plant and equipment costs in excess of net book value of resource property and plant and equipment	4,098	1,402
	5,766	3,064
Less: Valuation allowances	(5,766)	(3,064)
	-	-

11. Litigation

During the current year the Company uncovered a scheme in which some funds of one of the Company's subsidiaries were misappropriated by one of its Peruvian employees. The total losses arising from the fraudulent transactions committed against the Company by this employee amounted to $0.1 million over an approximate eight-month period ending September 2006, and have been reported as part of general administrative expenses. Following the discovery, the employee was dismissed for cause. The Company has filed criminal charges against the former employee to recover the amounts misappropriated, and has cancelled all options that had been granted to the former employee.

In addition to the above, the former employee also falsified reporting documents that were used in preparing the Company's consolidated balance sheet and consolidated income statement for the period ended 30 June 2006. This resulted in incorrect accounting for certain transactions.

During the investigation into the above fraud, it was discovered that the Peruvian accounting firm contracted to perform supervisory accounting support for the Company's subsidiary did not perform all of the procedures agreed to in their engagement contract. As a result, the Company has cancelled their engagement contract with the Peruvian accounting firm.

12. Subsequent Events

Subsequent to year end, a total of 2,071,038 share purchase warrants and 157,500 options were exercised for cash of Cdn $7.1 Million (Note 6d).

La Yegua

In February 2007 Bear Creek signed a Letter of Intent with Chapleau Resouces Ltd. ("Chapleau") in which Chapleau may acquire up to a 75% interest in the project. La Yegua is a porphyry copper-molybdenum project, which is 100% owned by the Company and is located in the Apurimac Department of Southern Peru. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the granting of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%.

CORPORATE DIRECTORY

Managers and Directors

CATHERINE MCLEOD-SELTZER
Chairman of the Board
Director

ANDREW SWARTHOUT
President, Chief Executive Officer
Director

DAVID DE WITT - Director

MIGUEL GRAU - Director

KEVIN MORANO - Director

ANTHONY PETRINA - Director

GERALD VAN VOORHIS - Director

DAVID VOLKERT - VP, Exploration

COREY DEAN - VP, Legal

CHAFIKA EDDINE -VP, Corporate Affairs

MARC LEDUC - VP, Technical Services

STEVEN KRAUSE - Chief Financial Officer

Auditors

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, BC Canada V6C3S7
Phone (604) 806-7000 / Fax (604) 806-7806

Legal Counsel

DUMOULIN BLACK
Barristers & Solicitors
Suite 1000, 595 Howe Street
Vancouver, BC Canada V6C 2T5
Phone (604) 687-1224 / Fax (604)687-8772

Transfer Agent

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street, 2nd Floor
Vancouver, BC Canada V6C 3B9
Phone: (604) 689-9853 Fax: (604) 689-8144

Company Offices

CORPORATE HEAD OFFICE
Bear Creek Mining Corporation
Suite 1050, 625 Howe Street
Vancouver, BC Canada V6C 2T6
Phone (604) 685-6269 / Fax (604) 685-6268
Website: www.bearcreekmining.com
E-mail: info@bearcreekmining.com

OPERATIONS OFFICE
Bear Creek Mining Corporation
Av. Parque Sur 420, San Isidro
Lima, Peru
Phone (511) 476-1674 / Fax (511) 223-2231

Shares Traded

TSX Venture Exchange: BCM

Share Capitalization

Shares issued and outstanding
as of March 30, 2007: 42,652,023
Shares fully diluted: 46,849,873

Regulatory Footnotes: All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration or Marc Leduc, P. Engr., Vice President Technical Services, and the President and CEO, Andrew Swarthout, P.Geo., the President and Chief Executive Officer, who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Cusco, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Printed in Canada

BEAR CREEK
MINING CORPORATION



BEAR CREEK
MINING CORPORATION

www.bearcreekmining.com

TSX.V: BCM

Annual Report 2006



Discovering Mineral Resources with Respect and Responsibility



BEAR CREEK
MINING CORPORATION

BEAR CREEK MINING CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 MARCH 2007

EXPRESSED IN US FUNDS

(Unaudited)

Bear Creek Mining Corporation
(An Exploration Stage Company)

Statement 1

Interim Consolidated Balance Sheets

U.S. Funds
Unaudited

ASSETS			As at 31 March 2007		As at December 31 2006
Current	Cash and cash equivalents	$	7,034,766	$	5,024,649
	Prepaid expenses and advances		121,986		130,562
			7,156,752		5,155,211
Equipment *(Note 4)*			244,646		250,821
Resource Acquistion Costs *(Note 5)*			2,000,000		-
		$	9,401,398	$	5,406,032

LIABILITIES					
Current	Accounts payable and accrued liabilities	$	620,131	$	820,391

SHAREHOLDERS' EQUITY					
Share Capital	Authorized: *(Note 6a)*				
	Unlimited common shares without par value				
	Issued and fully paid:				
	42,652,023 (2006 - 40,423,485) common shares		34,506,715		28,330,924
	Contributed surplus *(Note 6b)*		4,788,597		4,436,161
			39,295,312		32,767,085
Deficit - *Statement 2*			(30,514,045)		(28,181,444)
			8,781,267		4,585,641
		$	9,401,398	$	5,406,032

ON BEHALF OF THE BOARD:

Signed "Catherine McLeod-Seltzer" , Director

Signed "Andrew Swarthout" , Director

See Accompanying Notes

Bear Creek Mining Corporation
(An Exploration Stage Company)

Statement 2

Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit

For the Three Months Ended 31 March

U.S. Funds

Unaudited

	2007	2006
Operating Expenses		
Exploration costs - schedule	$ 1,653,712	$ 2,402,864
Stock compensation expense	466,676	305,375
Wages and management salary	67,761	83,658
Professional fees	56,526	71,126
Shareholder information and filing fees	99,898	60,179
Travel	41,770	21,455
General administrative expenses	59,061	17,702
Amortization	910	421
	(2,446,314)	(2,962,780)
Other Items		
Foreign exchange gain (loss)	56,214	(30,924)
Interest income	57,499	87,852
	113,713	56,928
Loss and Comprehensive Loss for the Period	(2,332,601)	(2,905,852)
Deficit - Beginning of period	(28,181,444)	(12,922,612)
Deficit - End of Period	$ (30,514,045)	$ (15,828,464)
Loss per Share - Basic and Diluted	$ (0.06)	$ (0.08)
Weighted Average Number of Shares Outstanding	42,243,832	37,983,718

See Accompanying Notes

Bear Creek Mining Corporation *Statement 3*

(An Exploration Stage Company)

Interim Consolidated Statements of Cash Flow

For the Three Months Ended 31 March

U.S. Funds

Unaudited

		2007	2006
Operating Activities			
Loss for the period	$	(2,332,601) $	(2,905,852)
Items not affecting cash:			
Stock compensation		466,676	305,375
Amortization included in exploration costs		9,849	2,562
Amortization		910	421
		(1,855,166)	(2,597,494)
Changes in:			
Prepaid expenses and advances		8,576	4,938
Accounts payable and accrued liabilities		(200,260)	60,359
Cash used in operating activities		(2,046,850)	(2,532,197)
Investing Activities			
Purchase of equipment		(4,584)	(3,643)
Resource Acquisition costs		(2,000,000)	-
Cash used in investing activities		(2,004,584)	(3,643)
Financing Activities			
Share capital issued - net		6,061,551	2,565,758
Cash received from financing activities		6,061,551	2,565,758
Net Increase in Cash Position		2,010,117	29,918
Cash position - Beginning of period		5,024,649	12,122,688
Cash Position - End of Period	$	7,034,766 $	12,152,606

Non-cash Investing and Financing Activities

Fair value of options and warrants exercised	$	114,240 $	251,994

See Accompanying Notes

Bear Creek Mining Corporation
(An Exploration Stage Company)

Schedule

Interim Consolidated Schedule of Exploration Costs

For the Three Months Ended 31 March

U.S. Funds

Unaudited

		2007	2006
Corani	Option/Lease Payments	$ 24,148	$ 302,707
	Drilling	520,589	1,089,036
	Salary and consulting	263,195	158,011
	Travel	101,069	203,573
	Assaying and sampling	62,941	57,853
	Supplies and general	27,404	11,416
	Geophyics	7,945	82,274
		1,007,291	1,904,870
Santa Ana	Salary and consulting	26,876	270
	Assaying and sampling	13,190	-
	Supplies and general	9,677	2,561
	Travel	2,227	947
	Geophysics	-	16
		51,970	3,794
El Abuelo	Drilling	150,000	-
	Salaries and consulting	21,314	-
	Supplies and general	17,998	-
	Travel	11,381	-
	Assaying and sampling	8,136	-
	Geophysics	42	-
		208,871	-
Don Marcelo	Acquistion/claims	30,000	-
	Salaries and consulting	7,366	-
	Supplies and general	569	-
	Assaying and sampling	97	-
		38,031	-
Generative	Supplies and general	124,349	66,306
	Salaries and consulting	29,762	28,791
	Travel	11,404	22,800
	Assaying and sampling	5,697	17,853
	Geophysics	2,244	1,258
	Acquisition/claims	900	900
		174,355	137,908
Other Properties		15,632	125,210
IGV		157,562	231,082
Costs for the Period		$ 1,653,712	$ 2,402,864

See Accompanying Notes

---

1. Nature of Business

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of sale or development for the creation of value for shareholders.

---

2. Significant Accounting Policies

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended 31 December 2006.

Change in Accounting Policies

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition Measurement, 3865, Hedges and 1530, Comprehensive Income, on January 1, 2007 which addresses the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income. The adoption of these accounting policies did not have a material effect on the financial statements of the Company during the period.

Mineral Acquisition and Exploration Costs

During the period, the Company clarified its accounting policy with respect to acquisition costs. This does not represent a change in accounting policy and there is no effect on prior periods. The Company's revised policy is as follows:

The Company is in the process of developing its mineral properties and has adopted the policy of capitalizing significant acquisition costs for property rights. Mineral exploration costs and maintenance payments are expensed prior to the determination that a property has economically recoverable ore reserves and maintenance payments. Option payments are considered acquisition costs once the Company has the intention of exercising the option agreement.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment,

management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, advances and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company holds cash balances and incurs payables that are denominated in Canadian Dollars. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar and the U.S. Dollar, resulting in currency gains or losses for the Company.

4. Equipment

Details are as follows:

	31 March 2007			31 December 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 29,132	$ 13,561	$ 15,571	$ 27,165	$ 12,450	$ 14,715
Exploration equipment	318,808	89,733	229,075	316,191	80,085	236,106
	$ 347,940	$ 103,294	$ 244,646	$ 343,356	$ 92,535	$ 250,821

5. Resource Property Costs

Cumulative resource expenditures, per project under active exploration, are as follows:

	Acquisition Costs	Maintenance Costs	Exploration Costs	Incurred to 31 March 2007
Corani Project, Peru	$ 2,000,000	$ 477,649	$ 10,116,000	$ 12,593,648
Santa Ana Project, Peru	-	41,383	863,413	904,796
El Abuelo Project, Peru	-	25,000	219,701	244,701
Don Marcelo Project, Peru	-	40,000	8,057	48,057
	$ 2,000,000	$ 584,032	$ 11,207,170	$ 13,791,202

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a) Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5,400,000 over three years. To date, Bear Creek has made the required payments totaling $2,400,000 (of which $2,000,000 was paid within the current quarter), with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5,000,000 and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% Net Smelter Royalty ("NSR") on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the Decision to Mine has been made.

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b) Santa Ana Project

During 2004, the Company acquired a 100% interest in the Santa Ana property in southeastern Peru. The property is subject to payments totalling 3% of direct exploration expenditures to a maximum lifetime payment of $280,000.

c) AngloGold Exploration Alliance

The Company acquired certain data from AngloGold Ashanti Exploraciones del Peru S.A. ("AGA") in exchange for the issuance of 200,000 common shares of the Company's stock, 1 million warrants priced at CDN$1.50 (exercised in 2005), and 1 million warrants priced at CDN$2.20 to expire 12 January 2007 (exercised in March 2006). Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production. The Company's Corani, Sana Ana and Don Marecelo projects are not subject to the AGA back-in right.

d) Ataspaca Project

The Company entered into a term sheet dated 29 May 2002 and earned a 50% interest and management control of a mineral claim named "Brisa 1" in the department of Tacna, Southern Peru, known as the Ataspaca Project, from Southwestern Resources Corp. ("SW").

On 17 November 2004, the Company and SW entered into an agreement with Anglo American Exploration Peru ("AAEP"), whereby AAEP will continue exploration. Under the terms of the agreement, AAEP must incur exploration expenditures of $2,750,000 over a four-year period and make payments totalling $150,000 over a two-year period in order to earn a 60% interest in the project. The agreement takes effect once AAEP acquires a federal decree allowing for a foreign company to acquire title of mineral rights within the 50km border zone of Peru. The Company's interest would then be a 20% participating interest. In November 2006, Bear Creek was notified that the Supreme Decree had been approved and that the agreement will be finalized. To date, the Company has received $34,260 as reimbursement of expenditures.

e) El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $10 million over a four year period, conduct exploration of $1 million over three years. In April 2007, management of the Company decided to cancel its option agreement relating to the El Abuelo property.

f) Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill programme of 1,500 meters in the first year.

The Company can acquire the remaining 25% by either granting a 1.25% NSR or by making the following additional payments of: $10 million for gold recoveries up to 2 million ounces, $20 million for gold recoveries between 2 and 5 million ounces, or $30 million for gold recoveries in excess of 5 million ounces.

g) La Yegua

In February 2007 Bear Creek signed a Letter of Intent with Chapleau Resources Ltd. ("Chapleau") in which Chapleau may acquire up to a 75% interest in the project. La Yegua is a porphyry copper-molybdenum project, which is 100% owned by the Company and is located in the Apurimac Department of Southern Peru. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the granting of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%. In April 2007, the Company received 55,556 shares of Chapleau, which has a value of approximately $0.02 million.

6. Share Capital

a) **Details of shares issued are as follows:**

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and fully paid:			
Balance - 31 December 2005	37,618,609	$	22,448,748
Shares issued for stock options	764,650		469,963
Shares issued for warrants	1,040,226		2,616,523
Shares issued for exploration alliance warrants	1,000,000		1,905,752
Fair value of options and warrants exercised	-		889,938
Balance – 31 December 2006	40,423,485		28,330,924
Shares issued for stock options	157,500		118,674
Shares issued for warrants	2,071,038		5,942,877
Fair value of options and warrants exercised	-		114,240
Balance – 31 March 2007	42,652,023	$	34,506,715

b) **Details of Contributed Surplus:**

		Three Months Ended 31 March 2007
Balance – Beginning of Period	$	4,436,161
Fair value of stock-based compensation		466,676
Fair value of broker warrants exercised		(16,845)
Fair value of stock options exercised		(97,395)
Balance – End of Period	$	4,788,597

c) **Share Purchase Options**

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. Options begin vesting on the grant date based on a schedule outlined in the share purchase option plan.

	Number of options	Weighted average exercise price (in CDN$)
Options outstanding at 31 December 2005	5,130,000	1.49
Granted	235,000	6.38
Exercised	(764,650)	0.69
Cancelled	(245,000)	1.99
Options outstanding at 31 December 2006	4,355,350	1.87
Exercised	(157,500)	0.89
Options outstanding at 31 March 2007	4,197,850	1.92

A summary of the Company's options as at 31 March 2007 is as follows:

	Number	Price per Share	Expiry Date
Options	1,185,000	US$0.50	21 April 2008
	260,000	US$0.50	5 June 2008
	20,000	US$0.50	2 July 2009
	850,350	Cdn$0.70	24 November 2009
	730,000	Cdn$3.00	5 August 2010
	835,000	Cdn$3.00	5 August 2010
	100,000	Cdn$4.75	6 December 2010
	107,500	Cdn$4.60	31 May 2011
	110,000	Cdn$8.08	22 August 2011
	4,197,850		

4,074,100 options have vested as at 31 March 2007.

7. Related Party Transactions

The following represents the details of related party transactions paid or accrued during the period ended 31 March 2007:

		2007		2006
Consulting fees paid to a director of the Company	**$**	**11,500**	$	12,500
Legal fees paid to a firm in which a director of the Company is a partner	**$**	**3,600**	$	28,713
Legal fees paid to a firm in which an officer of the Company is a partner	**$**	**33,626**	$	10,500
Accounting fees paid to a firm in which an officer of the Company is a partner	**$**	**13,856**	$	6,496

Included in accounts payable are $22,474 of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

8. Segmented Information

The Company has one operating segment, which is mineral exploration. All of the Company's exploration expenses as disclosed on the exploration cost schedule are incurred in South America. All of the Company's assets and other expenses are in Canada, except for $832,629 of assets, which are located in Peru.

9. Commitments

a) By an agreement dated 27 September 2003 (and amended in April 2006 and March 2007), the Company entered into a consulting agreement with a director and officer of the Company to act as the President and C.E.O. of the Company. Compensation per the amended agreement is $15,000 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of the termination.

b) By an agreement dated 30 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with an officer of the Company to act as the Vice President of Explorations of the Company. Compensation per the amended agreement is $10,300 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of termination.

c) The Company has co-signed an operating lease agreement, commencing on 1 October 2006 to 31 December 2011. The total minimum lease payments are Cdn$8,823 per month and Cdn$105,876, per annum. The Company's proportionate share of the minimum lease payments is Cdn$3,265 per month and Cdn$39,180 per annum.

11. Subsequent Events

Subsequent to period end, a total of 7,500 options were exercised for cash of Cdn $5,250.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR BEAR CREEK MINING CORPORATION

Our Management's Discussion and Analysis

Introduction

Prepared May 15, 2007 for the three months ended 31 March 2007. The following discussion and analysis of the financial condition and results of operations of Bear Creek Mining Corporation (the "Company" or "Bear Creek") should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three months ended 31 March 2007, and the notes hereto. This discussion and analysis includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as C$.

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties, principally located in Peru, with the objective of creating value for shareholders by identifying economic mineral deposits which can be sold or developed. Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, have no revenues from any mineral properties.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements that are based on the beliefs and assumptions of its management and information currently available to Bear Creek. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Bear Creek or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of Bear Creek with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.

Activities on Mineral Projects

Current efforts are focused on gold and silver exploration in Peru. Base metals exploration prospects of potential are also considered. From time to time, precious or base metal exploration opportunities in other Latin American countries are considered when compatible with management's history and expertise. A large number of projects are under Bear Creek's review at any given time; including scoping study preparation, active drill evaluation, some being prepared for drilling, others in first pass mapping and sampling following staking or acquisition, and many in preliminary evaluation to decide if property ownership is possible or desired. Due to the generative nature of Bear Creek's business, many of the expenditures consist of drilling and assay costs, salaries for professional personnel, land, legal and property payments, and travel to/from and within properties. The following section details property specific spending and activities for the three months ended 31 March 2007 and relative to the same period in 2006.

Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right.

Current Developments at Corani

Current drilling demonstrates that silver-base metal mineralization continues under post-mineral cover. The on-site emphasis is shifting to the drilling of untested targets located elsewhere in the district for new discoveries under thin cover. Drilling will begin with the recently identified silver-gold mineralization in the hanging wall of Main Corani. The drills will move onto other untested targets during the coming months; follow-up drilling will be designed dependant on results.

Corani Este and Minas Este Connector

Drill results released in April 2007 continue to indicate mineralization open to the northwest of Este as well as extending between Corani Este and Minas Corani at the head of the glacial valley.

Minas Corani

Drilling has concentrated on extending mineralization to the northwest of Minas under post-mineral tuff cover. April 2007 drill results have extended mineralization and indicate that the mineralized structures continue to the north with long intercepts of silver and base metal mineralization.

Main Corani

Additional surface rock-chip sampling in the hanging wall of the main silver-lead structure located 500 meters to the west of the main zone has discovered new silver-gold mineralization. Results of this sampling include 6m averaging 50g/t Ag and 640ppb Au; 4m averaging 214g/t Ag; 2m at 6.0g/tAu. The outcrop samples are taken over a 600 meter length in a northwest orientation, parallel to the Main Corani structure. Drilling of these untested targets will begin immediately as the results indicate that mineralization remains open at Main Corani.

Gold Zone

Recently completed trenches in the foot wall of the Gold Zone have returned the following assays:

16m @ 1.800g/tAu / 47 g/t Ag;
4m @ 1.335g/t Au / 78 g/t Ag;
4m @ 4.153g/t Au / 170 g/t Ag;
8m @ 1.866g/t Au / 88 g/t Ag;
6m @ 1.766 g/t Au / 36 g/t Ag and
8m @ 1.111 g/t Au / nil Ag.

These trenches represent continuous 2m chip channel samples and are located approximately 50 to 250 meters east of the main structure previously tested by thirty eight drill holes and

extend over an area 300 x 400 meters. Drilling of these new targets will commence in early May. Thirty-three drill holes yielded intersections averaging 17.4 meters grading 2.0 g/t Au and 40.4 g/t Ag. In May 2006, drilling in the gold-silver target area was temporarily suspended in order to focus on expanding resources in the silver-rich portions of the district for the IMC resource estimation. None of the results for the gold-silver target have yet to be included in any resource estimations.

Metallurgical Testing

Bear Creek has successfully completed the initial phase of metallurgical test work, which provides a conceptual flow sheet for the processing of the Corani material. Testing indicates that the probable recovery method will involve grinding, flotation and leaching to produce a silver rich lead concentrate, a zinc concentrate and silver dore. Bear Creek's test work indicates that an average combined silver recovery of approximately 76% has been obtained in high-sulfide material. Lead recovery of 60% is indicated to be achievable producing silver-rich lead concentrates. An overall recovery of zinc of approximately 60% is expected upon completion of additional test work; however, zinc recoveries of 87% have been produced when testing material containing greater than 2% zinc. These higher zinc recoveries are important considering that the zinc occurs in a reduced volume in the deposit.

The preliminary testing recoveries achieved to date differ from the assumptions used by Independent Mining Consultants ("IMC") of Tucson Arizona in the resource estimate. IMC utilized recoveries based upon historical performance in similar poly-metallic silver-lead-zinc deposits world-wide, in the absence of a defined flow sheet for the Corani ore processing.

Assumptions used in the resource model by IMC are: Silver Price= $9.75/oz; Zinc Price= $0.94/lb; Lead Price= $0.52/lb; Silver Recovery= 85%; Zinc Recovery= 65%; Lead Recovery= 65%; Smelter charges: Silver= $0.40 per ounce; Zinc= $0.135 per pound; Lead= $0.113 per pound; Mining Costs per tonne= $1.10; Process cost per tonne= $8.50; G&A per processed tonne= $0.85; Pit Slopes= 42 degrees in mineralized tuff and 50 degrees in post-mineralized tuff. Actual results will vary based upon completion of metallurgical testing.

Metallurgical testing is an ongoing process in poly-metallic deposits, and the Company expects that an economically viable outcome is achievable. Until further testing is completed, the Company is satisfied with the IMC assumptions.

The drilling of four 3.5 inch diameter drill holes was completed in mid-November 2006 to provide metallurgical samples for shipment to SGS-Lakefield in Ontario for advanced metallurgical testing. A preliminary mining plan was performed, which provided guidance for the location of metallurgical drill holes, as well as further in-fill and step-out drilling requirements. The metallurgical drilling focused on areas identified in the preliminary mine plan as areas within the deposit which are likely to produce high-grade feed during the first years of production. The samples were collected and preserved for shipment under the supervision of Transmin Metallurgical Consultants. A metallurgical test work plan has to be designed to build upon the positive results in previous testing and to further improve recoveries in silver, lead, and zinc for the purposes of a pre-feasibility study.

Resource Estimation / Scoping Study - An initial scoping study, which considers the resource, ore processing and treatment, scale of production, and basic engineering has begun and is expected to be completed in the middle of 2007, which is dependant upon completion of metallurgical testing. This scoping study will provide Bear Creek with a project description which is expected to justify the Company's decision to commence a preliminary feasibility study.

Currently, one drill continues to explore within the three deposit areas and in exploration targets identified throughout the Corani District. The Company anticipates spending approximately $2 million in the next six to nine months on the Corani Project in order to continue drilling, perform metallurgical testing, finalize the scoping study, and other exploration expenses to continue the project. A decision to commence a pre-feasibility study is pending the completion of a positive scoping study.

During the three months ended 31 March 2007, the Company incurred expenditures of $3.0 million on the Corani project. Included in this total are option payments of $2.0 million, drilling costs of $0.5 million, salaries of $0.3 million, travel of $0.1 million.

Santa Ana Project

The Company has the option to acquire a 100% interest in the Santa Ana silver project. The property, which comprises 6,300 hectares, is located in the Department of Puno in southern Peru.

The Company has completed 4,311 meters of drilling in two phases in thirty-seven drill holes, with the average of reported intercepts in both drill phases being 53 meters averaging 43.9 g/t Ag. Silver mineralization is contained in low-angle structures and broad, vertical structural zones outcropping at surface and extending to depths of at least 100 vertical meters. Mineralization remains open at depth and laterally to the west and east.

In the three months ended 31 March 2007, the Company incurred expenditures of $0.05 million directed towards the Santa Ana project.

Metallurgical Testing

The mineralization is comprised of almost entirely oxide bearing minerals with a noticeable absence of sulfides, raising the possibility of low-cost cyanide leach extraction processing to recover the silver. Preliminary guidance test work was performed in December 2006 and January 2007 to determine initial leach extraction performance. The positive results have led to further testing, in progress, at McClelland Labs, Sparks, Nevada to measure extractions in representative drill samples using bottle roll and column leach testing to determine initial low-cost, heap leaching performance.

Preliminary cyanide leach amenability tests were performed where ten samples were agitated for 24 hours. Subsequent testing was performed by Plenge Labs, Lima, Peru and, McClelland Labs, Sparks, Nevada on ground core samples (coarse assay rejects) from the same ten drill hole samples. Cyanide and pH were monitored throughout the test periods in order to maintain the proper test conditions.

Plenge Laboratory Test Summary

The samples were ground to approximately 50% passing 200 mesh (76µm) and bottle roll tested for 96 hours under supervision of Adam Johnston of Transmin (a consulting metallurgist for the Company). The tests showed silver recoveries ranging from 72% to 96% Ag with an average of 85%. These results are indicative of potential recoveries in a vat leach recovery plant suitable for the treatment of higher-grade material.

McClelland Laboratory Test Summary

Bottle roll tests were performed on material from the same ten drill hole intervals at McClelland Labs in Sparks, Nevada. The material was crushed to 70% passing 2mm material and was leached for 168 hours. The tests show the average recovery of silver on this coarser material to be 71% and ranges from 54% to 88%. Importantly, recoveries were still increasing when the testing was terminated. These results give guidance on potential leach recoveries at coarser crush size.

Phase II Metallurgical Testing

The test results indicate potential for a "Pulp Agglomeration" heap leaching technique; a method where higher grade material is milled and vat leached to achieve higher recoveries, then mixed with crushed lower grade material and placed in a heap leach. McLelland Labs has commenced a column leach test program to evaluate expected recoveries in actual heap leach conditions and define optimal crush size as well as the cyanide and lime consumption. The testing involves three- 6 inch by 10' columns utilizing approximately 300 kg of drill core from the same drill hole intervals so that comparisons can be made to bottle roll leach performance. Column leaching is a long-term test intended to predict heap leach performance; results are expected in 2-3 months.

Drilling

Given the leach testing results, a Phase 3 drilling program commenced on 18 April 2007 with approximately 2500m planned. New holes are offsetting mineralization discovered in Phases 1 and 2 and will test new areas with significant surface silver values. Also, a soil sampling program flanking the known mineralization to the north, south and southwest was initiated on 17 April to test for blind mineralization in those areas. This program is designed to evaluate the bulk-tonnage, low cost heap leaching potential of the Santa Ana silver deposit using lower cut-off grades, as well as expanding the higher-grade intercepts, which remain open along the limits of the anomaly. Results received to date from the Phase 3 drill program continue to show silver mineralization, and as a result the Phase 3 drill program has been expanded. Results to date from the Phase 3 drill program are as follows:

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) DTH	Silver (grams per tonne)	Lead (%)	Zinc (%)	Comments
SA-2A	330	-45	139	0	139	139	34.6	0.3	0.7	Hole ends in 54g
includes				82	94	12	91.0	0.4	1.0	
and				112	128	16	77.8	0.5	1.0	
SA-2B	105	-40	152	0	152	152	96.3	0.4	0.8	Hole ends in 4m @45g
includes				100	152	152	239.7	0.7	1.3	
SA-22	270	-55	125	0	64	64	52.0	0.2	0.7	
includes				42	62	20	131.5	0.4	1.2	
SA-23	335	-50	162	134	154	20	127.7	0.9	1.5	
includes				134	138	4	415.5	0.7	1.2	
SA-23A	90	-45	145	84	145	61	39.7	0.1	0.2	
includes				124	128	4	179.5	0.2	0.3	

Full drill results and a drill hole location map can be found at www.bearcreekmining.com.

El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $10 million over a four year period, conduct exploration of $1 million over three years, and conduct 1,000 meters of drilling in the first six months.

The Company has completed sampling, which defined several drilling targets and on 1 March 2007 it initiated a 1,000 meter phase I drilling program. Results were received and management of the Company decided to cancel its option agreement relating to the El Abuelo property, as the drill results did not warrant additional spending on the property.

During the three months ended 31 March 2007, the Company expended $0.2 million on the El Abuelo project, of which $0.15 million was incurred on drilling.

Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill program of 1,500 meters within the first year.

Bear Creek can acquire the remaining 25% interest in the property by either granting a 1.25% NSR to the optionor, or by making the following additional payments of $10 million for up to 2 million ounces for recoverable gold as defined in a feasibility study, $20 million for between 2 and 5 million ounces of recoverable gold, or $30 million for in excess of 5 million ounces of recoverable gold.

During the three months ended 31 March 2007, the Company expended $0.04 million on the Don Marcelo project.

Previously, the Company had completed 316 surface samples with 89 samples containing greater than 100 ppb gold. The company is currently completing a more detailed mapping and sampling in program with first phase drilling expected to commence in the third quarter of 2007.

Ataspaca Project

Bear Creek has a 50% interest in the Ataspaca project, located in the southern Peru copper belt. In December 2004, Bear Creek and its 50% joint venture partner, Southwestern Resources, signed a "Heads of Agreement" with Anglo American Exploration ("Anglo"), whereby Anglo may earn a 60% interest in Ataspaca in return for $2.75 million in work commitments over a four-year period and payments totaling $150,000 over a two-year period. Anglo American will be the operator during its earn-in period so long as it maintains a majority interest under the resulting joint venture agreement. The final agreement is contingent upon Anglo American Exploration receiving approval in the form of a Supreme Decree issued by the Peruvian government allowing foreign ownership of mineral rights within the 50 kilometer border region of Peru. On 9 November 2006, Bear Creek was informed that the Supreme decree had been

approved and that the agreement is being finalized. Anglo American has informed the Company that the required drilling permits are in place and plans to begin its drilling commitment in the second quarter of 2007.

La Yegua

La Yegua is a porphyry copper-molybdenum-gold project in the Apurimac Department of Southern Peru is located 20 km northeast of Southern Peru Copper Corporation's Los Chancas. The La Yegua project includes 4,100 ha of mineral claims located approximately 250 km from the Atlantic coast and 100 km southwest of the city of Cusco.

In February 2007, Bear Creek has signed a Letter of Intent with Chapleau Resouces Ltd. ("Chapleau") regarding an option for Chapleau to acquire up to a 75% interest in the project. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the granting of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%. In April 2007, the Company received 55,556 shares of Chapleau, which has a value of approximately $0.02 million.

An environmental permit for the phase I drilling has been granted by the government and Chapleau plans to start drilling in the second quarter of 2007.

Generative Exploration

Generative exploration is a crucial part of the business in identifying and acquiring new opportunities. Generative exploration costs are those costs not attributable to a specific Bear Creek project. Bear Creek maintains at least two field teams and a system of field prospectors who focus on generating new exploration targets with the emphasis on gold and silver. Typically, dozens of prospects are submitted to or are generated by Bear Creek during any given quarter. At any given time, several targets may be under consideration for possible acquisition through staking or entering into third party option to purchase agreements. When Bear Creek defines a project as a distinct exploration target, it is then accounted for as a separate project.

IGV

IGV expense of $0.2 million represents the amount of IGV that has been paid to the Peruvian government during the three months ended 31 March 2007. This amount is recoverable when there are future revenues generated by the Company in Peru. As the Company is an exploration stage company there can be no reasonable assurance that future revenue can be generated, and as a result the IGV receivable has been expensed.

Other Properties

Other properties are exploration properties which management has decided are not a priority or which management has chosen not to pursue and, therefore, has terminated option agreements.

Bear Creek's Results of Operations

Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, does not have revenues from any mineral properties.

For the Three Months Ended 31 March 2007 as compared to the Three Months Ended 31 March 2006

Net Loss and Operating Expenses

In the current quarter, the Company experienced a net loss of $2.3 million compared to a net loss of $2.9 million for the same period in 2006, a decrease of $0.3 million. The decrease is primarily due to lower drilling and exploration costs incurred on the Corani property. The Company had a loss per share of $0.06 compared to $0.08 for 2006.

Total operating expenses for the three months ended 31 March 2007 were $2.4 million compared to operating expenses of $3.0 million for the three months ended 31 March 2006. Stock compensation expense increased to $0.5 million in the current period, up from $0.3 million in the same period in 2006, due to an increase in the fair value of options that were vesting during the current period as compared to 2006; in 2006 the weighted average fair value of the options granted as determined under the Black-Scholes pricing model was Cdn$4.70 as compared to Cdn$2.08 in 2005. Exploration costs were $1.7 million in the current year, down from $2.4 million in 2006 largely due to lower drilling costs incurred on the Corani project.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Bear Creek and is derived from unaudited quarterly consolidated financial statements prepared by management. Bear Creek's interim consolidated financial statements are prepared in accordance with Canadian GAAP and expressed in US dollars.

Period	Revenues	Loss from Continued Operations (In Millions)	Basic and Fully Diluted Loss per Share from Continued Operations
1st Quarter 2007	Nil	(2.3)	(0.10)
4th Quarter 2006	Nil	(4.8)	(0.12)
3rd Quarter 2006	Nil	(4.0)	(0.10)
2nd Quarter 2006	Nil	(3.6)	(0.09)
1st Quarter 2006	Nil	(2.9)	(0.08)
4th Quarter 2005	Nil	(1.8)	(0.05)
3rd Quarter 2005	Nil	(1.2)	(0.03)
2nd Quarter 2005	Nil	(0.8)	(0.02)

The decrease in the first quarter of 2007 resulted primarily from a decrease in drilling activities on the Corani project.

The increase in the fourth quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project, in addition the Company had additional exploration costs, including drilling on its Santa Ana project.

The increase in the third quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project.

The increase in the loss for the first quarter of 2006 resulted primarily from increased drilling and other exploration costs incurred on the Corani project.

The increase in the loss for the fourth quarter of 2005 resulted primarily from additional stock compensation expenses as a result of the vesting of stock options granted in the second half of 2005 and increased drilling expenses on Corani.

Liquidity and Capital Resources

On 31 March 2007, the Company had 42,652,023 issued shares. The Company's net working capital as at 31 March 2007 was $6.5 million compared to a net working capital of $4.3 million as at 31 December 2006. The cash balance at 31 March 2007 was $7.0 million compared to $5.0 million as at 31 December 2006. As at 31 March 2007 current liabilities were $0.6 million compared to $0.8 million as at 31 December 2006.

As at 15 May 2007, the Company had 42,659,523 issued shares. The Company has 4,190,350 options which have been granted to directors, officers, employees and consultants to purchase an aggregate of 4,392,850 shares at prices ranging from US$0.50 to Cdn$8.08, expiring at varying dates between 21 April 2008 and 22 August 2011.

The Company estimates that it has sufficient cash to meet its planned expenditures and operating needs through the end of 2007. Based upon current information and the Company's future capital requirements, this amount will be insufficient to cover the Company's commitments and planned expenditures beyond the fourth quarter of 2007. This estimate is based on current information, as the Company's expenditures and cash requirements may change over time.

Planned expenditures for 2007 include the completion of the scoping study at Corani the continuation of drilling at the Santa Ana project and continued exploration programs on other projects, as well as the Company's general and administrative costs associated with the exploration of various projects. Planned expenditures for periods immediately beyond 2007 include the exercise of the Corani Option, and dependant on a positive scoping study, a pre-feasibility study would be commenced at the Corani project.

The Company is aware of its cash needs and requirements and may secure additional financing to satisfy its future commitments and planned expenditures, including the exercise of the Corani Option. The Company anticipates obtaining additional financing through but not limited to, the issuance of additional equity. The Company believes that given the opportunity that the Corani Project represents and the current state of world markets the necessary financing will be obtained, although the Company has no assurance that such financing will be available on favorable terms.

Bear Creek's opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned above are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Bear Creek's performance (as measured by various factors including the progress and results of the Corani and Santa Ana projects, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

Financing Activity

During the three months ended 31 March 2007, the Company received cash proceeds of $6.1 million from the exercise of 2,071,038 Series D and E and Broker warrants and the exercise of 157,500 options.

Investing Activity

During the three months ended 31 March 2007, the Company made an option payment of $2.0 million related to its Corani option agreement.

Transactions with Related Parties

In connection with the approval of related party transactions, the Company has a policy that requires that the terms of all such transactions must be comparable to terms available in arms-length transactions. Each of the transactions described below meet those requirements.

The Company received legal services, totaling $3,600, from a law firm in which a Director of Bear Creek, is a partner. Legal services were rendered in association with the Company's subsidiary in Peru and its interest in various mineral projects.

The Company received legal services, totaling $33,626, during the period from a law firm in which an Officer of Bear Creek, is a partner. Legal fees related primarily to the amendment of the Company warrants and ongoing other administrative items.

The Company received accounting services from an accounting firm in an Officer of the Company, is a partner. The total accounting fees paid were $13,856.

The Company received consulting services from a Director of the Company, during the period. The fees were incurred in relation to management consulting services. Total fees paid during the period were $11,500.

Critical Accounting Policies and Estimates

The details of Bear Creek's accounting policies are presented in note 2 of the annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results.

a) Resource Properties

During the period, the Company clarified its accounting policy with respect to acquisition costs. This does not represent a change in accounting policy and there is no effect on prior periods. The Company's revised policy is as follows:

The Company is in the process of developing its mineral properties and has adopted the policy of capitalizing significant acquisition costs for property rights. Mineral exploration costs and maintenance payments are expensed prior to the determination that a property has economically recoverable ore reserves and maintenance payments. Option payments are

considered acquisition costs once the Company has the intention of exercising the option agreement.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

b) Estimates

Financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Financial Instruments

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Corporation's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Section 3855 and 1530 had no impact on the opening equity and losses of the Company nor the quarter.

Disclosure Controls and Internal Control Over Financial Reporting

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the three months ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Approval

The Audit Committee of Bear Creek has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to Bear Creek is on SEDAR at www.sedar.com

Form 52-109F1 – Certification of Interim Filings (CFO)

I, Steven Krause, Chief Financial Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2007

"Steven Krause"
Steven Krause
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings (CEO)

I, Andrew Swarthout, President and Chief Executive Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2007

"Andrew Swarthout"

Andrew Swarthout

President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings (CFO)

I, Steven Krause, Chief Financial Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 23, 2007

"Steven Krause"

Steven Krause
Chief Financial Officer



CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

27 June 2007

NEWS RELEASE

BEAR CREEK DRILLING AND NEW SAMPLING EXPANDS SILVER MINERALIZATION ON ITS 100% OWNED SANTA ANA PROJECT, PERU

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results from thirteen additional diamond drill holes (Phase 3 drilling) and results from soil/rock chip grid sampling on the extreme north and south ends of the area drilled to date at its 100% owned Santa Ana silver project. Santa Ana is located 200 kilometers south of the Company's Corani silver-base metal deposit in southeastern Peru. Drilling at Santa Ana now totals 7,501 meters in fifty-five drill holes. Highlights of this press release include:

- Drill hole SA-26A intersected **mineralized volcanics** with 128 meters @ 48 g/t Ag, **including 14 meters @ 84 g/t Ag and 30 meters @ 91 g/t Ag.**
- Higher grade intervals intersected in SA-25 and SA-26; **4 meters @ 119 g/t Ag and 10 meters @ 95 g/t Ag, respectively.**
- Mineralization extended 350 m to the north and 400 m to the south through soil and rock-chip grid sampling, increasing the target size by 50%.
- Mineralization remains open with strong vectors for extension in three directions plus at depth.

Andrew Swarthout, President and CEO of Bear Creek, states "The continuing positive results from Phase III underscore the potential for intersecting blind, higher-grade silver mineralization within the extensive volumes of lower grade silver halo at Santa Ana. The latest drilling and grid sampling significantly expands the footprint of mineralization and defines additional untested high grade zones that will likely contribute significant value to the discovery. Importantly, oxide mineralization continues to dominate; a factor that bodes well for the excellent leaching characteristics indicated by early metallurgical testing. We are expanding the Phase III drill program, as well as continuing our aggressive metallurgical test program. Mineralization remains open in all directions. A second drill has been requested in order to advance drilling towards the project's first resource estimation by year-end."

Mr. Swarthout continues "The drill is currently working to the north within the newly discovered soil/rock-chip grid anomaly approximately 150 meters north of the farthest north hole (SA-22) and a second platform an additional 150 meters north is next in line. Assay results from these holes will be reported as they become available in the coming weeks. Additional soils and rock geochemical sampling within the district is expected to further extend the target areas."

Drilling results are as follow. All intercepts are down-hole lengths and true widths have not been calculated.

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) DTH	Silver (grams per tonne)	Lead (%)	Zinc (%)
SA-1A	180	-40	269	32	86	54	30.1	0.2	0.4
				108	116	8	24.8	0.5	0.9
				152	252	100	24.6	0.3	0.5
SA-8A	160	-50	131	6	36	30	20.5	0.1	0.2
includes				94	112	18	42.7	0.3	0.4
SA-8B	300	-50	264	42	52	10	35.8	0.3	0.2
				162	264	102	25.6	0.6	0.8
includes				198	212	14	53.3	1.0	1.3
SA-24	330	-50	105	2	24	22	19.3	0.3	0.4
				54	58	4	42.0	0.2	0.4
				90	100	10	23.8	0.3	0.2
SA-24A	205	-50	152	4	54	50	23.0	0.3	0.3
includes				28	44	16	41.8	0.5	0.3
SA-25	0	-50	147	20	32	12	78.5	0.7	0.5
				116	122	6	57.0	0.7	0.4
				142	146	4	119.5	0.8	1.2
SA-25A	180	-50	211	10	176	166	28.9	0.3	0.4
includes				78	84	6	56.7	0.9	0.2
and				90	106	16	46.5	0.2	0.2
and				138	176	38	51.5	0.6	1.1
SA-26	160	-50	201	0	6	6	67.7	0.3	0.4
				28	58	30	28.5	0.2	0.3
				102	142	40	40.1	0.4	0.4
includes				106	116	10	95.0	1.1	0.6
SA-26A	280	-60	185	56	184	128	48.3	0.6	0.8
includes				64	78	14	83.9	0.9	1.2
and				108	138	30	90.7	0.9	0.9
SA-27	320	-45	231	2	82	80	25.2	0.3	0.4
				212	226	14	49.0	0.1	0.1
SA-27A	140	-60	185	4	54	50	15.8	0.3	0.6
				68	88	20	37.7	0.3	0.8
SA-28	310	-50	167	46	86	40	35.0	0.2	0.4
includes				46	52	6	114.3	0.4	0.4
SA-28A	130	-60	221	4	8	4	29	0.2	0.3
				36	106	70	21.1	0.2	0.6
includes				98	106	8	62.8	0.8	1.4
				150	178	28	18.9	0.3	0.4

(Full drill results can be found at www.bearcreekmining.com. To access the silver drill hole map directly please refer to http://www.bearcreekmining.com/s/Image.asp?i=maps/NRMay15.gif&id=186817)

Soil/rock-chip grid sampling – Three larger areas of cover located to the north, south and southeast, and to the west of the area currently drilled have been grid sampled on 50 meters centers. To the north, an area measuring 250 x 300 meters contains rock-chip (subcrop) sample values of 24 to 95 g/t Ag. To the south and southeast, an area measuring 200 x 250 meters has rock sample values of 25 to 177 g/t Ag with supporting soil assays to 16 g/t Ag. Finally, to the west, single point values of 81 g/t Ag (rock) and 12 g/t Ag (soil) have been found. These anomalies define un-drilled target expansions on three sides of the deposit. Drill follow-up of the two large areas is underway and results will be reported as they are received.

Metallurgical Testing – Metallurgical test work continues on schedule at McClelland labs (see news release dated 12 Apr, '07). This test work consists of several bottle role tests and finally three column leach tests designed to evaluate the heap leach potential of the project. Early parts of the test work confirm all the previous work that the Santa Ana material leaches very well. The column tests were started this week and are expected to run through the next few months. Final results of the test work will be reported upon completion of test work.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration and/or Marc Leduc, P. Eng., Vice President of Technical Services and the President and CEO, Andrew Swarthout, P.Geo., who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Juliaca, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


BEAR CREEK
MINING CORPORATION

CORPORATE OFFICE · VANCOUVER
#1050–625 Howe Street · Vancouver, B.C. V6C 2T6, Canada
604-685-6269 · Fax: 604-685-6268
www.bearcreekmining.com

28 June 2007

NEWS RELEASE

BEAR CREEK ANNOUNCES POSITIVE STEP-OUT DRILL RESULTS; GROWTH CONTINUES AT CORANI SILVER- BASE METAL DEPOSITS

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results from an additional 29 holes (5,725 meters) completed at the Corani silver-base metals project in Peru. This brings the total drilling completed on this world-class deposit to 484 holes (81,678 meters). Highlights of this press release include:

- Drilling connects Minas Corani and Main Corani with high-grade interval returning 20 meters @ 315.8 g/t Ag, 3.2% Pb (C-223A); filling a gap in the resource model with high-grade.
- Minas Corani: 117 meters @ 71.8 g/t Ag, including 42 meters @ 129.1 g/t Ag (C-218).
- Main Corani, hanging wall: step-out hole returns 10 meters @ 106 g/t Ag and 1.0 g/t Au (C-211), opening up a new target area for additional gold mineralization with high-grade silver under the covered slopes west of Main Corani ore body.
- Mineralization remains open to the north and west of Minas Corani and Main Corani.

Andrew Swarthout, President and CEO of Bear Creek, states "Even as we move towards the pre-feasibility study stage, drilling continues to grow the Corani silver-base metal deposits with many areas still open for further additions. Increases in contained metals are expected in the upcoming fourth resource estimate, scheduled to be completed by late summer. More importantly, we expect a continued shift of silver and base metal resources from inferred into measured and indicated categories. The expected timing of the updated resource estimation will coincide well with completion of further metallurgical testing. The completion of the next phase of metallurgical testing will define the preliminary process flow sheet and confirm expected recoveries, moving the project forward to advanced development and reserve definition."

Drilling results are as follow:

MINAS / ESTE CONNECTOR

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)	Comments
C-221	70	-70	311.1	238	311	73	30.7	0.3	Nil	0-236 = PMT
				Hole TDs in 34g/t Ag						
C-221A	250	-70	388.6	208	222	14	44.6	1.0	Nil	0-203 = PMT
				262	342	80	36.8	1.0	0.5	

..........Cont'd

MINAS CORANI

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)	Comments
C-207A	250	-70	248.2	97	158	61	11.6	0.1	Nil	0-97 = PMT
C-208	70	-80	121.2	17	70	53	44.0	0.8	0.2	0-17 = COVER
Includes				40	60	20	66.5	1.3	0.3	
C-208A	250	-70	93.1	24	34	10	21.0	0.2	0.2	0-16 = COVER
				64	76	12	18.5	0.1	0.2	
C-209	70	-70	220.8	122	144	22	22.3	0.8	0.1	0-122 = PMT
C-209A	250	-70	209.2	110	168	58	23.2	0.5	0.1	0-110 = PMT
C-210	70	-70	173.4	4	54	50	50.8	1.9	0.1	
includes				36	54	18	89.6	2.6	0.1	
				118	142	24	18.3	0.4	0.4	
C-210A	250	-70	183.8	2	60	58	24.7	0.5	0.1	
				78	84	6	29.0	0.5	1.8	
				102	118	16	30.9	0.4	1.3	
				144	154	10	41.8	0.5	1.4	
C-213	70	-80	152.6	44	58	14	11.3	0.1	0.1	
C-214	70	-70	230.8	0	30	30	58.4	1.7	0.3	
				72	104	32	61.5	1.0	2.1	
				142	146	4	30.5	0.3	1.3	
C-214A	250	-70	187.9	0	28	28	101.3	1.4	0.4	
includes				8	14	6	149.0	2.5	0.3	
and				24	26	2	240.5	2.0	1.5	
				134	144	10	38.5	0.7	0.9	
C-217	70	-70	248.0	182	246	64	28.9	0.2	Nil	0-182 = PMT
C-218	250	-70	236.1	51	168	117	71.8	0.8	0.3	0-51 = PMT
includes				90	132	42	129.1	1.2	0.2	146-172 = 1.0% Zn
C-218A	70	-70	245.0	66	108	42	64.6	0.9	0.1	0-66 = PMT
includes				82	92	10	125.8	1.6	0.1	
				132	188	56	27.7	0.9	0.5	
C-219	70	-70	245.0	73	198	125	49.2	0.6	0.1	0-73 = PMT
Includes				140	158	18	75.1	0.9	0.1	
C-219A	250	-70	230.3	70	132	62	54.8	1.0	0.1	0-70 = PMT
Includes				84	92	8	100.0	1.2	0.2	
C-220	70	-70	229.6	No significant intervals						0-156 = PMT
C-222	70	-70	197.1	98	188	90	39.3	0.6	0.1	0-98 = PMT
Includes				98	116	18	68.8	1.0	0.1	
C-222A	250	-70	170.1	128	136	8	29.0	0.4	0.1	0-112 = PMT
C-223	70	-70	225	2	130	128	30.2	0.5	0.1	
Includes				14	38	24	57.6	0.4	0.1	
C-223A	250	-70	185	0	78	78	101.5	1.4	0.1	
Includes				14	34	20	315.8	3.2	0.2	

MAIN CORANI

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) True Width	Silver (grams per tonne)	Lead (%)	Zinc (%)	Comments
C-211	90	-35	149.1	0	86	86	27.0	0.2	Nil	
Includes				12	22	10	106.0	0.5	0.1	Includes 1.0 g/t Au
				112	138	26	18.6	0.3	0.4	
C-211A	90	-60	137.9	0	22	22	37.6	0.2	0.1	
				92	132	40	26.3	0.4	0.1	
Includes				92	106	14	44.9	0.3	0.1	
C-212	55	-40	100.2	16	38	22	25.0	0.4	0.1	
C-212A	55	-70	170.2	32	48	16	19.1	0.6	0.1	
				146	160	14	26.9	0.2	0.4	
C-215	45	-40	146.3	14	22	8	17.5	0.4	0.1	
				56	72	16	21.2	0.3	0.1	
C-215A	45	-70	179.1	10	44	34	11.5	0.2	0.1	
				72	80	8	20.0	0.4	0.1	
				104	144	40	39.8	0.8	0.4	
C-216	45	-35	180.7	10	16	6	20.0	0.1	0.1	
				90	104	14	18.9	0.2	0.1	

"PMT" denotes "post-mineral tuff" formation
(Full drill results can be found at www.bearcreekmining.com. To access the silver drill hole map directly please refer to http://www.bearcreekmining.com/s/PhotosAndMaps.asp?ReportID=194242)

Minas/Este – Step-out drilling continues to expand the mineralization and infill drilling will allow conversion of inferred resources to measured and indicated at robust grades. Drill hole C-223A intersected 20 meters @ 315.8 g/t Ag, 3.2% Pb, filling in the un-drilled area connecting Minas Corani with Main Corani. Additionally, infill drilling at Minas intersected 117 meters @ 71.8 g/t Ag, including 42 meters @ 129.1 g/t Ag (C-218). Drill hole C221A (80 meters @ 36.8 g/t Ag) indicates that the Corani system continues to the north under post-mineral tuff cover and that additional high-grade structures may be intersected with continued step-out drilling. Results are pending for more infill drilling that has been completed in Minas.

Main Corani – Drilling in the hanging wall of Main at the southern end of the main structure intersected 10 meters @ 106 g/t Ag and 1.0 g/t Au (C-211) indicating that high-grade structures can continue to be intersected in the hanging wall and that, for the southern part of the structure, gold may become an integral part of the mineralization.

Drilling continues on Corani with one rig and the immediate plans include drilling in the La Curva zone, located two kilometers south of Corani Este. Drilling at La Curva will focus in an untested area stratigraphically higher in the volcanic sequence where mineralization tends to be concentrated elsewhere in the district. Additional drilling will then commence in the southern Gold-Silver Zone located on strike, two kilometers south of Main Corani.

Metallurgical Testing – Metallurgical testing continues at SGS Lakefield Laboratories with the objective of providing a preliminary process flow sheet and projected recoveries in approximately two months time.

Initial cleaner flotation test work has provided encouraging results and our understanding of the behavior Corani mineralization has advanced greatly. Selective cleaner flotation tests are in progress and early results indicate that concentrate products will include separate lead/silver and zinc concentrates, with remaining recovery being made up into a saleable bulk concentrate. A component of silver dore production on site through leaching part of the process stream is also envisioned.

"As is common in the current environment of increased project loads and limited lab facility capacity, the metallurgical testing turn-around remains one of our greatest challenges", according to Mr. Swarthout. "Nonetheless, we are very encouraged by the results to date; specifically, advances in concentration ratios and in the production of saleable concentrates. Most importantly, we remain confident that we will obtain ultimate process recoveries of at least 80% for silver and 60% to 65% for both lead and zinc."

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration and/or Marc Leduc, P. Eng., Vice President of Technical Services and the President and CEO, Andrew Swarthout, P.Geo., who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Juliaca, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


BEAR CREEK
MINING CORPORATION

CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

NEWS RELEASE

July 9, 2007

BEAR CREEK ANNOUNCES $20.0 MILLION UNDERWRITTEN FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

VANCOUVER, July 9 /CNW/ - Bear Creek Mining (TSX Venture: BCM) (the "Company") is pleased to announce that it has entered into an agreement for an overnight-marketed private placement with a syndicate of underwriters co-led by Haywood Securities Inc., and Canaccord Capital Corp. pursuant to which the syndicate has agreed to purchase approximately 2,425,000 units from treasury. Pricing will be determined in the context of the market for gross proceeds of approximately $20.0 million. The offering is being done on a private placement basis and is subject to regulatory approvals. Each unit is comprised of one common share and one-half of one common share purchase warrant. The offering is expected to close on or about August 1, 2007.

Net proceeds from the offering will be used to fund the exploration and development of the Company's Corani and Santa Ana Silver projects in Peru and for general corporate purposes.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Bear Creek Mining Corporation

"Andrew T. Swarthout"

Andrew T. Swarthout
President and CEO

For further information, Contact:

Andrew T. Swarthout or
Tel: (604) 685-6269

or

Patrick De Witt - Investor Relations
Direct: (604) 628-1111

E-mail: info@bearcreekmining.com
For further information, please visit the Company's website (www.bearcreekmining.com)



CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

NEWS RELEASE

July 10, 2007

BEAR CREEK PRICES $20.0 MILLION UNDERWRITTEN FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

VANCOUVER, July 10 /CNW/ - Bear Creek Mining Corporation (TSX Venture: BCM) (the "Company") is pleased to announce that it has entered into an underwriting agreement for a private placement with a syndicate of underwriters co-led by Haywood Securities Inc. and Canaccord Capital Corp. and including Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc. pursuant to which the syndicate has agreed to purchase 2,425,000 units from treasury at a price of $8.30 per unit (the "Issue Price") for gross proceeds of approximately $20.0 million. The offering is being done on a private placement basis and is subject to regulatory approvals. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of $10.50, until two years from the closing date. Subject to there being adequate distribution to meet the listing requirements of the TSX Venture Exchange, the Company will apply to list the warrants on such Exchange after the expiration of the 4-month hold period following the closing of the offering. The offering is expected to close on or about August 1, 2007.

Net proceeds from the offering will be used to fund the exploration and development of the Company's Corani and Santa Ana silver projects in Peru and for general corporate purposes. Catherine McLeod-Seltzer, Chairman of Bear Creek commented on the financing saying "we are pleased at the strong response to this financing and happy that our major shareholder, Silver Wheaton has again elected to participate in the transaction."

The securities referred to in this news release have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Bear Creek Mining Corporation

"Andrew T. Swarthout"

Andrew T. Swarthout
President and CEO

For further information, Contact:

Andrew T. Swarthout
Tel: (604) 685 – 6269

Patrick De Witt - Investor Relations
Direct: 604-628-1111
E-mail: info@bearcreekmining.com
For further information, please visit the Company's website (www.bearcreekmining.com)

Form 51-102F3
Material Change Report

Item 1 Name and Address of Issuer

Bear Creek Mining Corporation (the "Company")
1050 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6

Item 2 Date of Material Change

July 10, 2007

Item 3 News Release

Issued July 10, 2007 and distributed through the facilities of Canada News Wire.
A copy of the news release is attached hereto as Schedule A.

Item 4 Summary of Material Change

The Company announced on July 10, 2007 that it has entered into an underwriting agreement for a private placement with a syndicate of underwriters co-led by Haywood Securities Inc. and Canaccord Capital Corp. and including Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc. pursuant to which the syndicate has agreed to purchase 2,425,000 units from treasury at a price of $8.30 per unit (the "Issue Price") for gross proceeds of approximately $20.0 million. The offering is being done on a private placement basis and is subject to regulatory approvals.

Item 5 Full Description of Material Change

See news release attached hereto as Schedule A.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Contact: Chafika Eddine, Vice-President Corporate Affairs
Telephone: (604) 685-6269

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 12th day of July, 2007.

SCHEDULE "A"


BEAR CREEK
MINING CORPORATION

CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

NEWS RELEASE

July 10, 2007

BEAR CREEK PRICES $20.0 MILLION UNDERWRITTEN FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

VANCOUVER, July 10 /CNW/ - Bear Creek Mining Corporation (TSX Venture: BCM) (the "Company") is pleased to announce that it has entered into an underwriting agreement for a private placement with a syndicate of underwriters co-led by Haywood Securities Inc. and Canaccord Capital Corp. and including Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc. pursuant to which the syndicate has agreed to purchase 2,425,000 units from treasury at a price of $8.30 per unit (the "Issue Price") for gross proceeds of approximately $20.0 million. The offering is being done on a private placement basis and is subject to regulatory approvals. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of $10.50, until two years from the closing date. Subject to there being adequate distribution to meet the listing requirements of the TSX Venture Exchange, the Company will apply to list the warrants on such Exchange after the expiration of the 4-month hold period following the closing of the offering. The offering is expected to close on or about August 1, 2007.

Net proceeds from the offering will be used to fund the exploration and development of the Company's Corani and Santa Ana silver projects in Peru and for general corporate purposes. Catherine McLeod-Seltzer, Chairman of Bear Creek commented on the financing saying "we are pleased at the strong response to this financing and happy that our major shareholder, Silver Wheaton has again elected to participate in the transaction."

The securities referred to in this news release have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Bear Creek Mining Corporation

"Andrew T. Swarthout"

Andrew T. Swarthout
President and CEO

For further information, Contact:

Andrew T. Swarthout
Tel: (604) 685 – 6269

Patrick De Witt - Investor Relations
Direct: 604-628-1111
E-mail: info@bearcreekmining.com
For further information, please visit the Company's website (www.bearcreekmining.com)

UNDERWRITING AGREEMENT

July 10, 2007

Bear Creek Mining Corporation
1050 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Attention: Catherine McLeod-Seltzer, Chair
Andrew T. Swarthout, Chief Executive Officer and Director

Dear Sirs/Mesdames:

Re: Private Placement of Units

Haywood Securities Inc., Canaccord Capital Corporation, Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc. (collectively the "Underwriters") understand that:

(a) Bear Creek Mining Corporation (the "Corporation") is authorized to issue, among other things, an unlimited number of Common Shares (as hereinafter defined);

(b) as at the close of business on July 7, 2007, 42,764,523 Common Shares were outstanding as fully paid and non-assessable shares and an aggregate of 4,610,350 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible and exchangeable securities and other rights to acquire Common Shares; and

(c) the Corporation is prepared to issue and sell 2,425,000 units (each, a "Unit") at a price of $8.30 per Unit (the "Purchase Price") for aggregate gross proceeds of $20,127,500 on the terms and subject to the conditions contained hereinafter.

Based upon the understanding of the Underwriters set out above and upon the terms and subject to the conditions contained hereinafter, upon the acceptance hereof by the Corporation, the Underwriters hereby agree to purchase, or to find substituted purchasers to purchase, severally, and not jointly, in the respective percentages set out in paragraph 15 hereof, 2,425,000 Units at the Purchase Price for aggregate gross proceeds of $20,127,500. It is understood and agreed that the Underwriters may arrange for substituted purchasers to purchase the Units, it being acknowledged that sales of Units will take place only in the Offering Jurisdictions (as hereinafter defined).

The terms and conditions of this Agreement are as follows:

1. **Definitions, Interpretation and Schedules**

(a) Definitions: Whenever used in this Agreement:

(i) "1933 Act" means the United States *Securities Act of 1933*, as amended;

(ii) "Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters herein, including the schedules attached hereto, as amended or supplemented from time to time;

(iii) "Ancillary Documents" means all agreements, indentures, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement or the Subscription Agreements and includes the Subscription Agreements and the Warrant Indenture;

(iv) "Auditor" means PricewaterhouseCoopers LLP, the auditor of the Corporation;

(v) "B.C. Act" means the *Securities Act* (British Columbia) and the regulations thereunder, together with the instruments, policies, rules, orders, codes, notices and interpretation notes of the British Columbia Securities Commission, as amended, supplemented or replaced from time to time;

(vi) "Business Day" means a day which is not a Saturday, Sunday or a statutory or civic holiday in the City of Vancouver, Province of British Columbia;

(vii) "Canadian Offering Jurisdictions" means those Offering Jurisdictions that are in Canada;

(viii) "Closing" means the purchase and sale of the Units subscribed for by the Purchasers pursuant to the Subscription Agreements;

(ix) "Closing Date" means August 1, 2007 or such other date as the Corporation and the Underwriters may mutually agree upon;

(x) "Closing Time" means 10:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may mutually agree upon;

(xi) "Common Shares" means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

(xii) "Corporation" means Bear Creek Mining Corporation, a corporation continued under the *Business Corporations Act* (British Columbia) and includes any successor corporation thereto;

(xiii) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S;

(xiv) "General Solicitation or General Advertising" means "general solicitation or general advertising" as used in Rule 502(c) of Regulation D;

(xv) "Information" means all publicly available information regarding the Corporation filed under the Securities Laws of the Reporting Provinces together with all information prepared by the Corporation and provided to the Underwriters, if any, and includes, but is not limited to, all material change reports, press releases and financial statements of the Corporation;

(xvi) "Lead Underwriter" means Haywood Securities Inc.;

(xvii) "Offering" means the offering for sale by the Corporation on a private placement basis of the Units;

(xviii) "Offering Jurisdictions" means the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, the United States and the states and territories thereof and such other provinces and territories of Canada and other jurisdictions as may be mutually agreed upon by the Underwriters and the Corporation where the Units are offered to prospective purchasers, as the context permits or requires, collectively;

(xix) "Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(xx) "Purchase Price" means the price to be paid by the Purchasers for each Unit under the Offering, being $8.30 per Unit;

(xxi) "Purchasers" means the purchasers of the Units collectively;

(xxii) "Regulation D" means Regulation D under the 1933 Act;

(xxiii) "Regulation S" means Regulation S under the 1933 Act;

(xxiv) "Reporting Provinces" means each of the Provinces of British Columbia, Alberta and Ontario collectively;

(xxv) "Securities Commissions" means the securities regulatory authorities of the Reporting Provinces or the Offering Jurisdictions collectively, as the case may be;

(xxvi) "Securities Laws" means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation

notes of the securities regulatory authorities (including the Stock Exchange) of, the applicable jurisdiction or jurisdictions collectively;

(xxvii) "Stock Exchange" means the TSX Venture Exchange;

(xxviii) "Subscription Agreements" means the subscription agreements to be entered into between the Corporation and each of the Purchasers with respect to the purchase of the Units collectively;

(xxix) "Subsidiary" means Bear Creek Exploration Company Ltd.;

(xxx) "Tax Act" means the *Income Tax Act* (Canada), as amended, re-enacted or replaced from time to time and all rules and regulations made pursuant thereto and any proposed amendments thereto;

(xxxi) "Trustee" means Pacific Corporate Trust Company;

(xxxii) "Underwriters" means Haywood Securities Inc., Canaccord Capital Corporation, Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc. collectively;

(xxxiii) "United States" means the "United States" as defined in Regulation S;

(xxxiv) "Units" means units to be issued by the Corporation and sold at the Purchase Price under the Offering and each Unit consists of one Common Share and one-half of one Warrant;

(xxxv) "U.S. Accredited Investor" means an "accredited investor" as defined in Rule 501(a) of Regulation D;

(xxxvi) "U.S. Person" means a "U.S. person" as defined in Regulation S;

(xxxvii) "Warrants" means the share purchase warrants of the Corporation to be issued pursuant to the Warrant Indenture, each Warrant entitling the holder thereof to purchase one Common Share at a price, subject to adjustment as provided for in the Warrant Indenture, of $10.50 per Common Share for a period of two years following the Closing Date;

(xxxviii) "Warrant Indenture" means the warrant indenture governing the terms and conditions of the Warrants to be dated as of the Closing Date and to be entered into between the Corporation and the Trustee; and

(xxxix) "Warrant Shares" means the Common Shares issuable upon the exercise of the Warrants.

(b) Other Defined Terms: Whenever used in this Agreement, the words and terms "affiliate", "associate", "material fact", "material change", "misrepresentation",

"senior officer" and "subsidiary" shall have the meaning given to such word or term in the B.C. Act unless specifically provided otherwise herein.

(c) Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and *vice versa* and words importing the masculine gender shall include the feminine gender and neuter.

(d) Currency: All references to monetary amounts in this Agreement are to lawful money of Canada.

(e) Schedules: The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	**Title**
A	Officers' Certificate
B	Underwriters' Certificate

2. **The Units**

Each Unit to be issued by the Corporation consists of one Common Share and one-half of one Warrant.

3. **The Offering**

(a) Sale on Exempt Basis: The Underwriters will purchase or will find substituted purchasers in the Offering Jurisdictions to purchase the Units at the Purchase Price. The Underwriters shall offer for sale the Units in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions and only to such Persons and in such manner so that, pursuant to the provisions of the Securities Laws of the Offering Jurisdictions, no prospectus, registration statement or offering memorandum or other similar document need be filed with, or delivered to, any Securities Commission in any Offering Jurisdiction in connection therewith. The Underwriters shall offer the Units for sale in the United States only through Haywood Securities (USA) Inc., the U.S. broker dealer affiliate of Haywood Securities Inc., pursuant to an exemption from the registration requirements of the 1933 Act, in compliance with applicable state Securities Laws and in accordance with paragraph 10 hereof. All sales of the Units in the United States or to U.S. Persons shall be made by the Corporation on a "substituted purchaser" basis.

(b) Selling Group: The Corporation agrees that, subject to the consent of the Corporation, such consent not to be unreasonably withheld, the Underwriters have the right to invite one or more investment dealers to form a selling group to participate in finding purchasers for the Units. The Underwriters shall have the exclusive right to control all compensation arrangements between the members of

the selling group. The Corporation grants all of the rights and benefits of this Agreement to any investment dealer who is a member of any selling group formed by the Underwriters and appoints the Underwriters as trustees of such rights and benefits for all such investment dealers, and the Underwriters hereby accept such trust and agree to hold such rights and benefits for and on behalf of all such investment dealers. The Underwriters shall ensure that any investment dealer who is a member of any selling group formed by the Underwriters pursuant to the provisions of this subparagraph 3(b) or with whom the Underwriters have a contractual relationship with respect to the Offering, if any, agrees with the Underwriters to comply with the covenants and obligations given by the Underwriters herein.

(c) Covenants of the Underwriters: Each of the Underwriters covenants with the Corporation that (i) it will comply with the Securities Laws of the Offering Jurisdictions in which it solicits or procures subscriptions for Units in connection with the Offering, (ii) it will not solicit or procure subscriptions for Units so as to require the registration thereof or the filing of a prospectus with respect thereto under the laws of any jurisdiction, (iii) it will obtain from each Purchaser an executed Subscription Agreement in a form acceptable to the Corporation and the Underwriters, acting reasonably, and (iv) it will allow the Corporation to review the order book prior to making allocations. Each of the Underwriters represents and warrants that it is, and, to the best of its knowledge, each member of any selling group formed by the Underwriters is, qualified to so act in the Offering Jurisdictions in which such member solicits or procures subscriptions for the Units.

(d) Filings: The Corporation undertakes to file or cause to be filed all forms and undertakings required to be filed by the Corporation in connection with the Offering so that the distribution of the Units may lawfully occur in the Offering Jurisdictions without the necessity of filing a prospectus or an offering memorandum in Canada or the United States and the Underwriters undertake to use the commercially reasonable efforts thereof to cause the Purchasers of the Units to complete (and it shall be a condition of closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings required by the Securities Laws of the Offering Jurisdictions. All fees payable in connection with such filings shall be at the expense of the Corporation.

(e) No Offering Memorandum: Neither the Corporation nor the Underwriters shall (i) provide to prospective purchasers of Units any document or other material that would constitute an offering memorandum within the meaning of the Securities Laws of the Offering Jurisdictions or (ii) engage in any form of General Solicitation or General Advertising in connection with the offer and sale of the Units, including but not limited to, causing the sale of the Units to be advertised in any newspaper, magazine, printed public media, printed media or similar

medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the Internet, or otherwise, or conduct any seminar or meeting relating to any offer and sale of the Units whose attendees have been invited by General Solicitation or General Advertising.

4. **Due Diligence**

The Corporation shall allow the Underwriters to conduct all due diligence investigations, including meeting with senior management of the Corporation, its independent engineers and the Auditor, as the Underwriters shall consider appropriate in connection with the Offering. Additionally, the Corporation agrees to cause its senior management personnel to be available to meet with potential institutional investors, if the Underwriters so request.

5. **Deliveries By Closing Time**

By the Closing Time:

(a) all actions required to be taken by or on behalf of the Corporation including, without limitation, the passing of all required resolutions of the directors, including committees of the directors, and shareholders of the Corporation, shall have occurred in order to complete the transactions contemplated by this Agreement and the Ancillary Documents, including, without limitation, to issue the Units, and a certified copy of all such resolutions shall have been delivered by the Corporation to the Underwriters;

(b) the Corporation shall have delivered or caused to be delivered to the Underwriters

(i) a favourable legal opinion of counsel to the Corporation, DuMoulin Black LLP and favourable legal opinions of local counsel acceptable to the Underwriters, addressed to, among others, the Underwriters and the Purchasers, which opinions shall include opinions in respect of customary corporate and securities law matters;

(ii) a favourable legal opinion of U.S. counsel to the Corporation addressed to, among others, the Underwriters and the Purchasers with respect to, among other things, the issue of the Units in the United States and the issue of Common Shares upon due exercise of Warrants held by Purchasers who are U.S. Persons and such other matters as the Underwriters may reasonably require;

(iii) a favourable title opinion of the Corporation's Peruvian counsel, addressed to, among others, the Underwriters and the Purchasers with respect to, among other things, the status of the Corporation's interest in the Corani project and the registration of the Subsidiary in Peru;

(iv) a certificate dated the Closing Date signed by an appropriate officer of the Corporation and addressed to, among others, the Underwriters and the Purchasers with respect to the constating documents of the Corporation, the resolutions of the directors and shareholders, if any, of the Corporation and any other corporate action taken relating to this Agreement and the Ancillary Documents and with respect to such other matters as the Underwriters may reasonably request and including specimen signatures of the signing officers of the Corporation;

(v) a certificate dated the Closing Date addressed to, among others, the Underwriters and the Purchasers signed by the chief executive officer and the chief financial officer of the Corporation or any two other senior officers of the Corporation acceptable to the Underwriters substantially in the form of the certificate attached hereto as schedule A;

(vi) the acceptance by the Corporation of a Subscription Agreement from each Purchaser (which Subscription Agreements are to be delivered by the Underwriters to the Corporation prior to the Closing Time for acceptance);

(vii) definitive certificates representing the Common Shares which form part of the Units and the Warrants registered in the names of the Purchasers or in such other name or names as the Purchasers or the Underwriters may direct legended in such manner as may be required by the laws of the Offering Jurisdictions; and

(viii) such further documents as may be contemplated by this Agreement, the Ancillary Documents or as the Underwriters may reasonably require,

all in form and substance satisfactory to the Underwriters; and

(c) the Underwriters shall have delivered or cause to be delivered to the Corporation

(i) payment of the aggregate Purchase Price for the Units net of the commission payable by the Corporation to the Underwriters as provided in paragraph 7 of this Agreement by wire transfer, certified cheque or bank draft payable to the Corporation against delivery from the Corporation to the Underwriters of a receipt for the aggregate net Purchase Price for the Units, and

(ii) such further documents as may be contemplated by this Agreement, the Ancillary Documents or as the Corporation may reasonably require,

all in form and substance satisfactory to the Corporation.

6. **Closing**

(a) Closing: The Closing shall be completed at the offices of counsel for the Corporation at the Closing Time on the Closing Date.

(b) Conditions of Closing: The following are conditions precedent to the obligation of the Underwriters to complete the Closing and of the Purchasers to purchase the Units, which conditions the Corporation hereby covenants and agrees to use the best efforts thereof to fulfill within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Underwriters:

(i) the Corporation shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents (including those of the Stock Exchange subject to the satisfaction of the conditions specified by the Stock Exchange within the time required) required for the completion of the transaction contemplated by this Agreement, all in a form satisfactory to the Underwriters and the Stock Exchange shall have conditionally approved the listing thereon of the Common Shares which form part of the Units and the Warrant Shares, subject to the fulfillment of normal conditions;

(ii) receipt by the Underwriters of the documents set forth in paragraph 5 of this Agreement to be delivered to the Underwriters;

(iii) the representations and warranties of the Corporation contained herein and in the Warrant Indenture being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(iv) the Corporation having complied with all covenants, and satisfied all terms and conditions, contained herein to be complied with and satisfied by the Corporation at or prior to the Closing Time; and

(v) the Underwriters not having previously terminated the obligations thereof pursuant to this Agreement.

7. **Fee**

(a) Commission: In consideration of the agreement of the Underwriters to act as underwriters in respect of the Offering, and in consideration of the services performed and to be performed by the Underwriters in connection therewith, including, without limitation:

(i) finding substituted purchasers to purchase the Units;

(ii) participating in the preparation of the form of the Subscription Agreements and certain of the Ancillary Documents; and

(iii) advising the Corporation with respect to the private placement of the Units;

the Corporation shall pay to the Underwriters or as the Underwriters may otherwise direct at the Closing Time against receipt of payment of the purchase price for the Units, a fee of 5.5% of the aggregate Purchase Price for the Units.

(b) Taxes: The Corporation and the Underwriters acknowledge and agree that if a separate fee would have been charged to the Corporation for the services described in clause 7(a)(i) above, such separate fee would represent more than 50% of the fee payable to the Underwriters, and the Corporation hereby further acknowledges and agrees that the Underwriters will rely on the foregoing statement in not charging federal goods and services tax on such fee and that the Corporation will forthwith pay to the Underwriters any such tax and any applicable interest and penalties to the extent determined to be exigible.

8. Representations and Warranties

The Corporation hereby represents and warrants to the Underwriters and the Purchasers, and acknowledges that the Underwriters and the Purchasers are relying upon each of such representations and warranties in completing the Closing, as follows:

(a) Incorporation and Organization: Each of the Corporation and the Subsidiary has been incorporated or continued and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Ancillary Documents and to carry out the obligations thereof hereunder and thereunder.

(b) Extra-provincial Registration: Each of the Corporation and the Subsidiary is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction. The Subsidiary is registered in Peru under the name "Bear Creek Mining Company Sucursal Del Peru".

(c) Authorized Capital: The Corporation is authorized to issue, among other things, an unlimited number of Common Shares, of which, as at the close of business on July 7, 2007, 42,764,523 Common Shares were issued and outstanding as fully paid and non-assessable shares.

(d) Listing: The Common Shares are, and at the time of issue of the Units will be, listed on the Stock Exchange and the Common Shares which form part of the Units and the Warrant Shares will, at the time of issue thereof, have been conditionally listed on the Stock Exchange. The Corporation is not in default of any of the listing requirements of the Stock Exchange.

(e) Certain Securities Law Matters: The Common Shares are listed only on the Stock Exchange, the Corporation is a reporting issuer or the equivalent only in the Reporting Provinces and is not in default of any requirement of the Securities Laws of any of such provinces and the Common Shares are not registered under, and the Corporation is not subject to the reporting requirements of, the Securities Exchange Act of 1934 (United States), as amended.

(f) Resale of Securities: The Common Shares which form part of the Units, the Warrants and the Warrant Shares will not be subject to a restricted period or statutory hold period under the Securities Laws of the Canadian Offering Jurisdictions or to any resale restriction under the policies of the Stock Exchange which extends beyond four months and one day after the Closing Date. The Common Shares which form part of the Units, the Warrants and the Warrant Shares, if issued pursuant to an exemption from the registration requirements of the 1933 Act in a transaction other than an "offshore transaction" within the meaning assigned in Regulation S, or if issued in an "offshore transaction" at any time when the Corporation does not qualify as a "foreign issuer" within the meaning assigned in Regulation S, will constitute "restricted securities" as defined in Rule 144(a)(3) of the 1933 Act, and may not be resold absent registration under the 1933 Act and applicable states Securities Laws, unless an exemption from registration is available.

(g) Rights to Acquire Securities: No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation or of the Subsidiary, except for, as at the close of business on July 9, 2007, an aggregate of 4,610,350 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares.

(h) No Pre-emptive Rights: The issue of the Units will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(i) The Units: Assuming the representations and warranties of the Underwriters contained herein and the representations and warranties of the Purchasers contained in the Subscription Agreements are true and correct at the Closing Date, the execution of this Agreement, the Subscription Agreements and the issue by the Corporation to the Purchasers of the Units will be exempt from the

registration and prospectus requirements of the Securities Laws of the Offering Jurisdictions.

(j) Subsidiaries: The Corporation does not have any subsidiaries within the meaning of the B.C. Act other than the Subsidiary and with respect to the Subsidiary, the Corporation is the sole legal and beneficial shareholder of the Subsidiary.

(k) Issue of the Units: At the Closing Time, all necessary corporate action will have been taken to authorize the issue and sale of, and the delivery of certificates representing, the Common Shares which form part of the Units, the Warrants which form part of the Units and the Warrant Shares and, subject to due exercise of the instruments pursuant to which they are issued, if any, the Common Shares which form part of the Units and the Warrant Shares, will be validly issued as fully paid and non-assessable shares and the Warrants which form part of the Units will be validly issued.

(l) Consents, Approvals and Conflicts: None of the offering and sale of the Units, the execution and delivery of this Agreement, the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated herein or therein including, without limitation, the issue of the Units and the issue of the Warrant Shares upon the terms and conditions set forth herein and therein, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, (B) such as may be required under applicable Securities Laws and the policies of the Stock Exchange and will be obtained by the Closing Date, or (C) with respect to sales of the Units in the United States or to U.S. persons, such filings following Closing as are necessary to comply with the exemption requirements under the 1933 Act and applicable state securities laws, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party or by which it or any of the properties or assets thereof is bound, or the constating documents of the Corporation or any Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or any Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Subsidiary or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation or any Subsidiary.

(m) Authority and Authorization: The Corporation has full corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder to

be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents and to observe and perform the provisions of this Agreement and the Ancillary Documents in accordance with the provisions hereof and thereof including, without limitation, the issue of the Units and the issue of the Warrant Shares upon the exercise of the Warrants the terms and conditions set forth herein and therein subject to the provisions of paragraph 8(l).

(n) Validity and Enforceability: Each of this Agreement and the Ancillary Documents has been authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with its terms.

(o) Public Disclosure: Each of the documents which contains any of the Information is, as of the date thereof, in compliance in all material respects with the Securities Laws of the Reporting Provinces and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or the Subsidiary or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents or which would otherwise be material to any Person intending to make an equity investment in the Corporation.

(p) Timely Disclosure: The Corporation is in compliance with all timely disclosure obligations under the Securities Laws of the Reporting Provinces, and, without limiting the generality of the foregoing, there has not occurred any material adverse change, in the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Corporation or the Subsidiary which has not been publicly disclosed and none of the documents filed by or on behalf of the Corporation pursuant to the Securities Laws of the Reporting Provinces contain a misrepresentation at the date of the filing thereof.

(q) No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(r) Accounting Controls: The Corporation and its Subsidiary maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation or the Subsidiary, as the case may be; (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation and its Subsidiary is permitted only in accordance with the general or a specific authorization of management of the Corporation or the Subsidiary, as the case may be; and (iv) the recorded accountability for assets of the Corporation and its Subsidiary is compared with the existing assets of the Corporation and its Subsidiary at reasonable intervals and appropriate action is taken with respect to any differences therein.

(s) Financial Statements: The audited consolidated financial statements of the Corporation for the year ended December 31, 2006, together with the auditors' report thereon and the notes thereto, and the unaudited consolidated interim financial statements of the Corporation for the period ended March 31, 2007 and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly the financial condition and position of the Corporation and its Subsidiary as at the dates thereof and the results of its operations for the periods then ended.

(t) Changes in Financial Position: Since March 31, 2007:

(i) neither the Corporation nor the Subsidiary has paid or declared a dividend or incurred any material capital expenditure or made any commitment therefor;

(ii) neither the Corporation nor the Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; and

(iii) neither the Corporation nor the Subsidiary has entered into a material transaction.

(u) Insolvency: Neither the Corporation nor the Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title

retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(v) No Contemplated Changes: Neither the Corporation nor the Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has knowledge of:

(i) the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or the Subsidiary or otherwise) of the Corporation or the Subsidiary; or

(iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or a proposed or planned disposition of any of the outstanding shares of the Subsidiary by the Corporation.

(w) Taxes and Tax Returns: The Corporation and its Subsidiary have filed in a timely manner all necessary tax returns and notices and have paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and neither the Corporation nor its Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs or prospects of the Corporation or the Subsidiary and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Corporation or the Subsidiary or the payment of any material tax, governmental charge, penalty, interest or fine against the Corporation or the Subsidiary. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation or the Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and the Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom,

and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(x) Compliance with Laws, Licenses and Permits: Each of the Corporation and its Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and neither the Corporation nor the Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise), condition (financial or otherwise) or prospects of, the Corporation or the Subsidiary.

(y) Agreements and Actions: Neither the Corporation nor the Subsidiary is in violation of any term of the constating documents thereof. Neither the Corporation nor the Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation or the Subsidiary, nor is the Corporation or the Subsidiary in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation or the Subsidiary after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of the Corporation or the Subsidiary or in any of the material properties or assets thereof or in any material liability on the part of the Corporation or the Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(z) Owner of Property: The Corporation or the Subsidiary is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof as described in the Information (it being understood that certain of the assets of the Corporation and the Subsidiary consist of options to

acquire an interest in mineral properties), free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Information, and no other property rights are necessary for the conduct of the business of the Corporation and the Subsidiary as currently conducted or contemplated to be conducted, neither the Corporation nor the Subsidiary knows of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as disclosed in the Information, neither the Corporation nor the Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof.

(aa) Mineral Rights: The Corporation or the Subsidiary holds either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which the Corporation or the Subsidiary has an interest as described in the Information under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, except as described in the Information in respect of the Santa Ana silver project, sufficient to permit the Corporation or the Subsidiary to explore the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which the Corporation or the Subsidiary has any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Corporation or the Subsidiary has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation or the Subsidiary has an interest as described in the Information granting the Corporation or the Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or the Subsidiary, with only such exceptions as do not materially interfere with the use made by the Corporation or the Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or the Subsidiary.

(bb) Property Agreements: Except as described in the Information in respect of the Santa Ana silver project, any and all of the agreements and other documents and instruments pursuant to which the Corporation or the Subsidiary holds the property and assets thereof (including an interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, neither the Corporation nor the Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable

statutes and regulations of the jurisdictions in which they are situated, to the best knowledge of the Corporation and its Subsidiary, after due enquiry, all leases, licences and claims pursuant to which the Corporation or the Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. To the best knowledge of the Corporation and its Subsidiary, after due enquiry, none of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or the Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Information.

(cc) No Defaults: Neither the Corporation nor the Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or the Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or the Subsidiary.

(dd) Environmental Compliance: Each of the Corporation and its Subsidiary:

(i) and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii) does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Corporation or the Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor the Subsidiary nor any of their respective properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii) has not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, does not have any material liability (whether contingent or otherwise) in connection with any Environmental Activity and is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or the property, assets, business or operations thereof;

(iv) does not store any hazardous or toxic waste or substance on the property thereof and has not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises at which the Corporation or the Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(v) is not subject to any material contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

(ee) No Litigation: There are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation and its Subsidiary after due inquiry, threatened against or which adversely affect the Corporation or the Subsidiary or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality,

domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or the Subsidiary or the ability of the Corporation or the Subsidiary to perform the obligations thereof and neither the Corporation nor the Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority (as defined in paragraph 8(dd)(ii) hereof), which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or the Subsidiary or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

(ff) Non-Arm's-Length Transactions: Each of the Corporation and its Subsidiary do not owe any amount to, nor has the Corporation or the Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder thereof or any Person not dealing at "arm's-length" (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation and its Subsidiary. Except usual employee or consulting arrangements made in the ordinary and normal course of business, each of the Corporation and its Subsidiary is not a party to any contract, agreement or understanding with any officer, director, employee or securityholder thereof or any other Person not dealing at arm's-length with the Corporation or the Subsidiary. No officer, director or employee of the Corporation or the Subsidiary and no Person which is an affiliate or associate of any of the foregoing Person, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in, a business competitive with the business of the Corporation or the Subsidiary which could materially adversely impact on the ability to properly perform the services to be performed by such Person for the Corporation or the Subsidiary. No officer, director, employee or securityholder of the Corporation or the Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or the Subsidiary except for claims in the ordinary and normal course of the business of the Corporation or the Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation or the Subsidiary.

9. **Covenants of the Corporation**

(a) Consents and Approvals: Immediately following the acceptance by the Corporation hereof, the Corporation covenants and agrees with the Underwriters and the Purchasers that the Corporation will:

(i) obtain, to the extent not already obtained, the necessary regulatory consents from the Stock Exchange and, to the extent necessary, from the

Securities Commissions of the Offering Jurisdictions for the Offering on such terms as are mutually acceptable to the Underwriters and the Corporation, acting reasonably;

(ii) arrange for the listing of the Common Shares which form part of the Units and the Warrant Shares on the Stock Exchange as soon as possible;

(iii) use its commercially reasonable efforts to arrange for the listing on the Stock Exchange of the Warrants after the four month hold period has elapsed, subject to satisfaction of the Stock Exchange's minimum distribution requirements; and

(iv) make all necessary filings to obtain all other necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement.

(b) General: The Corporation hereby covenants and agrees with the Underwriters and the Purchasers that the Corporation will:

(i) fulfill all legal requirements to permit the issue, offering and sale of the Units as contemplated in this Agreement including, without limitation, compliance with the Securities Laws of the Offering Jurisdictions to enable the Units to be offered for sale and sold to the Purchasers without the necessity of filing a prospectus in the Offering Jurisdictions;

(ii) provide feedback to the Underwriters within 120 minutes of receiving the order book from the Underwriters, pursuant to subparagraph 3(c)(iv);

(iii) prior to Closing, allot and reserve for issuance the Common Shares which form part of the Units and the Warrant Shares;

(iv) as at the Closing Time, the Trustee will be duly appointed as trustee under the Warrant Indenture;

(v) the Corporation shall deliver to the Underwriters a copy of all press releases made and material change reports and other documents filed with any regulatory authority forthwith upon such press release being made or material change report or other document being filed until 30 days after the Closing Date;

(vi) maintain the listing of the Common Shares on the Stock Exchange and the status thereof as a reporting issuer not in default under the securities legislation of each of the Reporting Provinces for a period of two years after the Closing Date; and

(vii) forthwith after the Closing Date file such documents as may be required under the Securities Laws of the Offering Jurisdictions, including the

policies of the Stock Exchange, relating to the offering of the Units which, without limiting the generality of the foregoing, shall include a Form 45-106F1 as prescribed under applicable Canadian Securities Laws and the equivalent thereof in all other Offering Jurisdictions.

(c) Material Changes: During the period from the date hereof to the completion of the Closing, the Corporation shall notify the Underwriters in writing of:

(i) the full particulars of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), financial condition, capital or control of the Corporation or the Subsidiary;

(ii) any material fact which has arisen or been discovered; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact).

The Corporation shall in good faith discuss with the Lead Underwriter any fact or change in circumstances (actual or anticipated) which is of such a nature that there is reasonable doubt whether written notice need be given under this subparagraph 9(c).

(d) Issues of Further Securities: The Corporation will not, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, agree to create, issue or sell, or create, issue or sell, any Common Shares or any securities exchangeable or exercisable for, or convertible into, any Common Shares, other than as contemplated hereby or Common Shares issuable under existing options or incentive plans or convertible, exchangeable or exercisable securities or other rights to acquire Common Shares which are disclosed as of the date hereof in the Information, at any time prior to 120 days after the Closing Date nor shall the Corporation publicly announce prior to 120 days after the Closing Date any intention to do so thereafter.

(e) Use of Proceeds: The Corporation will use the proceeds of the Units sold under the Offering primarily to fund the exploration and development of the Corporation's projects in Peru and for general corporate purposes.

10. **U.S. Provisions**

(a) Representations and Warranties of the Underwriters: The Underwriters hereby severally represent and warrant to the Corporation, and Haywood Securities Inc. hereby represents and warrants to the Corporation on behalf of Haywood Securities (USA) Inc. (in this paragraph 10 the "Placement Agent") that, in

connection with offers and sales of Units in the United States or to, or for the account or benefit of, a U.S. Person:

(i) the Placement Agent was and is on the dates of such offers and sales a duly registered broker or dealer pursuant to section 15(d) of the United States *Securities and Exchange Act of 1934*, as amended, and under the Securities Laws of each state of the United States in which such offers and sales were or are made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(ii) such Underwriter has offered Units in the United States or to, or for the account or benefit of, a U.S. Person only as provided in subparagraphs 10(a) and 10(b) hereof and, other than any banking and selling group agreement, such Underwriter has not entered into any contractual arrangement with respect to the offer and sale of the Units in the United States or to, or for the account or benefit of, a U.S. Person, except with an affiliate of one of the Underwriters or with the prior written consent of the Corporation;

(iii) such Underwriter has reasonable grounds to believe and does believe that each person who was in the United States and each U.S. Person to whom, or for the account or benefit of whom, an offer to purchase Units was made is a U.S. Accredited Investor; and

(iv) all sales of the Units in the United States will be made by the Corporation through the Placement Agent in compliance with all applicable U.S. federal and state broker-dealer requirements.

(b) Covenants and Acknowledgements of the Underwriters: The Underwriters hereby:

(i) severally covenant with the Corporation that

A. such Underwriter will offer Units in the United States or to, or for the account or benefit of, a U.S. Person only as provided in subparagraphs 10(a) and 10(b) hereof and, other than any banking and selling group agreement, such Underwriter will not enter into any contractual arrangement with respect to the offer and sale of the Units in the United States or to, or for the account or benefit of, a U.S. Person, except with an affiliate of one of the Underwriters or with the prior written consent of the Corporation,

B. all offers of Units in the United States or to, or for the account or benefit of, a U.S. Person will be effected by the Placement Agent and Haywood Securities Inc. hereby covenants that all such offers

and sales will be made by the Placement Agent in accordance with all applicable U.S. broker-dealer requirements under the Securities Exchange Act of 1934, as amended, and the Securities Laws of the applicable states of the United States,

C. no written material will be used by such Underwriter in connection with the offer of Units in the United States or to, or for the account or benefit of, a U.S. Person, other than a subscription agreement in a form agreed to between the Corporation and the Underwriters,

D. no form of General Solicitation or General Advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by General Solicitation or General Advertising will be used by such Underwriter, and Haywood Securities Inc. hereby covenants that the Placement Agent will not act in any manner involving a public offering (within the meaning of subsection 4(2) of the 1933 Act), in either case, in connection with the offer or sale of Units in the United States or to, or for the account or benefit of, a U.S. Person,

E. prior to any sale of Units in the United States or to, or for the account or benefit of, a U.S. Person, such Underwriter shall cause each purchaser thereof (a "U.S. Purchaser") to execute and deliver to the Corporation a subscription agreement in a form agreed to between the Corporation and the Underwriters, and

F. at the Closing, Haywood Securities Inc., together with the Placement Agent, will provide a certificate, substantially in the form of the certificate attached to this Agreement as schedule B, relating to the manner of the offer and sale of Units in the United States or to, or for the account or benefit of, a U.S. Person; and

(ii) severally acknowledge that the Common Shares which form part of the Units and the Warrants have not been, and will not be, registered under the 1933 Act and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person, except pursuant to an exemption from the registration requirements of the 1933 Act and the Securities Laws of the applicable states of the United States.

(c) Representations and Warranties of the Corporation: The Corporation hereby represents and warrants to the Underwriters that:

(i) neither the Corporation nor any of the affiliates thereof nor any Person acting on behalf of any of them (except the Underwriters, the Placement

Agent, their respective affiliates and any Person acting on their behalf, in respect of which no representation is made), has engaged in any "directed selling efforts" as defined in Regulation S or any form of General Solicitation or General Advertising with respect to the Units;

(ii) except with respect to Units offered and sold in the United States or to, or for the account or benefit of, a U.S. Person in reliance upon an exemption from registration under Sections 4(2) and 4(6) of the 1933 Act and Rule 506 of Regulation D, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, has made any offer to sell, or has solicited any offer to buy, any Units in the United States or to, or for the account or benefit of, a U.S. Person;

(iii) during the period in which the Units are offered for sale, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them (except the Underwriters, the Placement Agent, their respective affiliates and any Person acting on their behalf, in respect of which no representation is made), has taken any action that would cause the exemptions afforded by Sections 4(2) and 4(6) of the 1933 Act or Rule 506 of Regulation D to be unavailable for offers and sales of Units;

(iv) neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such Person for failure to comply with Rule 503 of Regulation D concerning the filing of a notice of sales on Form D;

(v) the Corporation is not an "investment company" within the meaning of the Investment Company Act of 1940 (United States);

(vi) the Corporation is a "foreign issuer" which does not have a "substantial U.S. market interest" (as such terms are defined in Regulation S); and

(vii) the Corporation has not, during the six month period prior to the date hereof, offered or sold any securities in a manner that would be integrated with the offer and sale of the Units and would cause the exemption from registration set forth in Section 4(2) of the 1933 Act and Rule 506 of Regulation D thereunder to become unavailable with respect to the offer and sale of the Units to the U.S. Purchasers.

(d) Covenants of the Corporation: The Corporation hereby covenants with the Underwriters that:

(i) neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, will engage in any form of General Solicitation or General Advertising with respect to the Units;

(ii) except with respect to Units offered and sold in the United States or to, or for the account or benefit of, a U.S. Person in reliance upon an exemption from registration under Sections 4(2) and 4(6) of the 1933 Act and Rule 506 of Regulation D, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, will make any offer to sell, or solicit any offer to buy, any Units in the United States or to, or for the account or benefit of, a U.S. Person;

(iii) during the period in which the Units are offered for sale, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, will take any action that would cause the exemptions afforded by Sections 4(2) and 4(6) of the 1933 Act or Rule 506 of Regulation D to be unavailable for offers and sales of Units;

(iv) within 15 days after the first sale of Units in the United States or to, or for the account or benefit of, a U.S. Person pursuant to Rule 506 of Regulation D, the Corporation will prepare and file with the United States Securities and Exchange Commission a notice on Form D and all other notices required to be filed with any regulatory authority in the United States with respect to Units offered in the United States or to, or for the account or benefit of, a U.S. Person; and

(v) the Corporation will not take any action which would cause the Corporation not to be a "foreign issuer" (as defined in Regulation S) for a period of 12 months after the Closing Date.

11. **Termination**

(a) Right of Termination: Each of the Underwriters shall be entitled, at its sole option thereof, to terminate and cancel, without any liability on the part of such Underwriter, all of the obligations thereof under this Agreement and the obligations of any Person who has executed a Subscription Agreement, by notice in writing to that effect delivered to the Corporation prior to or at the Closing Time if:

(i) there is in the sole opinion of such Underwriter, acting reasonably, a material change or change in a material fact or new material fact or an undisclosed material fact or material change which might reasonably be expected to have a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations, business, affairs, profitability or prospects of the Corporation or the Subsidiary or on the market price or value of the Common Shares or any other securities of the Corporation or on the marketability of the Units;

(ii) there should develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry or

other event, action or occurrence of any nature whatsoever which, in the sole opinion of such Underwriter, acting reasonably, seriously affects, or could seriously affect, the financial markets, the condition (financial or otherwise), capital, property, assets, operations, business, affairs, profitability or prospects of the Corporation or the Subsidiary or the market price or value of the Common Shares or any other securities of the Corporation or the Subsidiary;

(iii) any order or ruling is issued, or any inquiry, action, suit, proceeding or investigation (including matters of regulatory transgression or unlawful conduct) is instituted or announced or threatened in relation to the Corporation or the Subsidiary or any of the directors, officers or principal shareholders of the Corporation or the Subsidiary (other than one based solely upon the activities or alleged activities of the Underwriters) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Units, the Common Shares or any other securities of the Corporation (other than one based solely upon the activities or alleged activities of the Underwriters) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Units, the Common Shares or any other securities of the Corporation (other than one based solely upon the activities or alleged activities of the Underwriters) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Units, the Common Shares or any other securities of the Corporation;

(iv) any order to cease or suspend trading in any securities of the Corporation is made, threatened or announced by the Stock Exchange or any other securities regulatory authority;

(v) the Corporation is in breach of any material term, condition, covenant or agreement contained in this Agreement or in any Subscription Agreement or any representation or warranty given by the Corporation in this Agreement or in any Subscription Agreement is or becomes untrue, false or misleading;

(vi) such Underwriter is not satisfied in its sole discretion with the results of its due diligence investigation; or

(vii) the state of the financial markets in Canada is such that, in the reasonable opinion of the Underwriters (or any one of them), the Units can not be profitably marketed.

(b) Rights on Termination: Any termination by any one or more of the Underwriters pursuant to subparagraph 11(a) hereof shall be effected by notice in writing delivered by the applicable Underwriter or the Underwriters to the Corporation at the address thereof as set out in paragraph 16 hereof. The right of each of the

Underwriters to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Underwriters may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. In the event of a termination by one or more of the Underwriters pursuant to subparagraph 11(a) hereof there shall be no further liability on the part of such Underwriter or the Underwriters, as the case may be, to the Corporation or of the Corporation to such Underwriter or the Underwriters, as the case may be, except any liability which may have arisen or may thereafter arise under either paragraphs 12 or 13 hereof.

12. **Indemnity**

(a) The Corporation hereby agrees to indemnify and hold the Underwriters, the other members of any syndicate formed in connection with the Offering and all of their respective affiliates and their respective directors, officers, employees and shareholders (the "Indemnified Persons") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against any of the Indemnified Persons, to which the Indemnified Persons may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Persons hereunder or otherwise in connection with the matters in connection with the Offering, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non appealable shall determine that:

(i) an Indemnified Person has been negligent or dishonest or has committed any fraudulent act in the course of such performance; and

(ii) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, dishonesty or fraud referred to in subparagraph 12(a)(i).

(b) If for any reason (other than the occurrence of any of the events described in subparagraphs 12(a)(i) and 12(a)(ii) above), the foregoing indemnification is unavailable to any of the Indemnified Persons or insufficient to hold any of them harmless, then the Corporation shall contribute to the amount paid or payable by any of the Indemnified Persons as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and any of the Indemnified Persons on the other hand but also the relative fault of the Corporation and any of the Indemnified Persons, as well as any relevant equitable considerations;

provided that the Corporation shall, in any event, contribute to the amount paid or payable by any of the Indemnified Persons as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Indemnified Persons hereunder pursuant to the agreement to which this indemnity is attached.

(c) The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or any of the Indemnified Persons by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Corporation and/or any of the Indemnified Persons and any of the Indemnified Persons shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by any of the Indemnified Persons, the Indemnified Persons shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Persons for time spent by its personnel in connection therewith) and out of pocket expenses incurred by their personnel in connection therewith shall be paid by the Corporation as they occur. Notwithstanding the foregoing, the Corporation shall utilize the Corporation's counsel unless in the opinion of the Indemnified Persons, based on counsel, there is an actual, potential or apparent conflict between the interests of such parties and the interests of the Corporation such that joint representation would be inappropriate.

(d) Promptly after receipt of notice of the commencement of any legal proceeding against an Indemnified Person or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, such Indemnified Person will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Indemnitor advised of the progress thereof and will discuss with the Corporation all significant actions proposed.

(e) The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to those of the Indemnified Persons who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Persons. The foregoing provisions shall survive the completion of the transactions contemplated by this Agreement or any termination of this Agreement.

13. **Expenses**

Whether or not the purchase and sale of the Units shall be completed as contemplated by this Agreement, all expenses of or incidental to the issue, sale and delivery of the Units and of or incidental to all matters in connection with the transaction herein set out shall be borne by the Corporation, including all out-of-pocket expenses of the Underwriters and the legal fees and disbursements of counsel to the Underwriters to a maximum of $60,000, plus taxes and disbursements.

14. **Conditions**

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation prior to the Closing Time shall be construed as conditions and any breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Underwriters to terminate the obligations thereof to complete the Closing by written notice to that effect given by the Underwriters to the Corporation prior to the Closing Time. It is understood and agreed that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters. If the Underwriters shall elect to terminate the obligations thereof to complete the Closing as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in paragraph 12 hereof, the right to contribution referred to in paragraph 12 hereof and the payment of expenses referred to in paragraph 13 hereof.

15. **Obligations of Underwriters to Purchase**

(a) Obligations Several: The obligations of the Underwriters to purchase or find substituted purchasers for the Units at the Closing Time on the Closing Date shall be several and not joint and several, and the respective obligations of the Underwriters shall be limited as regards each Underwriter to the percentage set out below beside the name of such Underwriter:

Haywood Securities Inc.	32.5%
Canaccord Capital Corporation	32.5%
Paradigm Capital Inc.	15.0%
Cormark Securities Inc.	15.0%
Scotia Capital Inc.	5.0%

Subject to subparagraph 15(c) hereof, if any of the Underwriters fails to purchase its applicable percentage of the Units at the Closing Time on the Closing Date, the other Underwriters shall have the right, but shall not be obligated, to purchase such Units on a pro rata basis (or such other basis as they may mutually agree upon) in accordance with subparagraph 15(b) hereof. In the event that such right

is not exercised, the Underwriters which are not in default hereunder shall be relieved of all obligations to the Corporation. Nothing in this paragraph 15 shall relieve any liability to the Corporation of any Underwriter which shall be so in default.

(b) Purchase by the Other Underwriters: If the number of Units which the Underwriters which are not in default hereunder wish to purchase exceeds the number of Units which would otherwise have been purchased by an Underwriter which is in default hereunder, such Units shall be divided pro rata among the Underwriters desiring to purchase such Units in proportion to the percentages which such remaining Underwriters have agreed to purchase as set forth in subparagraph 15(a) hereof.

(c) Right to Purchase of the Other Underwriters: If one or more but not all of the Underwriters exercise their right of termination under paragraph 11 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Units which would otherwise have been purchased by the Underwriters which have exercised their right of termination. If the number of such Units which the other Underwriters wish, but are not obliged, to purchase exceeds the number of Units which remain available for purchase, such Units shall be divided pro rata among the Underwriters desiring to purchase such Units in proportion to the percentage of Units which such remaining Underwriters have agreed to purchase as set forth in subparagraph 15(a) hereof.

(d) Underwriters Not Obliged to Purchase Less than All: Nothing in this Agreement shall obligate the Underwriters to purchase less than all of the 2,425,000 Units.

(e) Corporation Not Obliged to Sell Less than All: Nothing in this paragraph 15 shall oblige the Corporation to sell to the Underwriters less than all of the Units. In the event of a termination by the Corporation of the obligations thereof under this Agreement in accordance with the provisions of this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise under paragraphs 12 or 13 hereof.

16. **Notices**

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

(a) in the case of the Corporation:

Bear Creek Mining Corporation
1050-625 Howe Street
Vancouver, B.C. V6C 2T6

Attention: Catherine McLeod-Seltzer
Telecopier: 604-685-6268

with a copy to

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, B.C. V6C 2T5

Attention: Corey Dean
Telecopier: 604-687-8772

(b) in the case of the Underwriters:

Haywood Securities Inc.
BCE Place, 181 Bay Street
Suite 2910, Box 808
Toronto, ON M5J 2T3

Attention: John Willett
Telecopier: 416 507 2350

- and to -

Canaccord Capital Corporation
P.O. Box 10337
Pacific Centre, Suite 2200
609 Granville Street
Vancouver, B.C. V7Y 1H2

Attention: Ali Pejman
Telecopier: 604-643-7606

- and to -

Paradigm Capital Inc.
95 Wellington Street West
Suite 2101
Toronto, ON M5J 2N7

Attention: John Warwick
Telecopier: 416-361-0679

- and to -

Cormark Securities Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2800
Toronto, ON M5J 2J2

Attention: Darren Wallace
Telecopier: 416-943-6499

- and to -

Scotia Capital Inc.
Scotia Plaza
40 King Street West
66th Floor
Toronto, ON M5W 2X6

Attention: Jeff Richmond
Telecopier: 416-863-7450

with a copy to:

Blake Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1L3

Attention: Bob Wooder
Telecopier: 604-631-3309

The Corporation and any of the Underwriters may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier.

17. **Miscellaneous**

(a) Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Time of Essence: Time shall be of the essence of this Agreement.

(c) Survival: All representations, warranties, covenants and agreements of the Corporation herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale

of the Units shall survive the purchase and sale of the Units and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters and the Purchasers, regardless of any subsequent disposition of the Common Shares which form part of the Units and the Warrants or any investigation by or on behalf of the Underwriters with respect thereto.

(d) Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(e) Entire Agreement: This Agreement constitutes the entire agreement between the Corporation and the Underwriters in connection with the issue and sale of the Units by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet relating to the Offering between the Corporation and the Underwriters.

(f) Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

(g) Authority of Lead Underwriter: All actions which must or may be taken by the Underwriters in connection with this Agreement, including any agreement, waiver, order, notice (other than the exercise of a termination right pursuant to paragraph 11 hereof or the delivery of a notice pursuant to paragraph 12 hereof), direction, receipt or other action to be made, given or taken by the Underwriters hereunder may be made, given or taken by the Lead Underwriter on behalf of the Underwriters and the Corporation shall accept notification of any such actions from, and deliver the certificates representing the Common Shares which form part of the Units and the Warrants, or to the order of, the Lead Underwriter. The Lead Underwriter acknowledges that where practicable to do so it will discuss any action to be taken by it hereunder with the other Underwriters prior to taking such action, provided that the failure of the Lead Underwriter so to discuss will not detract from the right of the Corporation to rely on the action of the Lead Underwriter in accordance with the provisions of this subparagraph.

Would you kindly confirm the agreement of the Corporation to the foregoing by executing seven duplicate copies of this Agreement and thereafter returning four such executed copies to Haywood Securities Inc.

Yours truly,

HAYWOOD SECURITIES INC.



By: **John D. Willett**
Managing Director, Investment Banking

CANACCORD CAPITAL CORPORATION

By: ______________________

PARADIGM CAPITAL INC.

By: ______________________

CORMARK SECURITIES INC.

By: ______________________

SCOTIA CAPITAL INC.

By: ______________________

The undersigned hereby accepts and agrees to the foregoing as of the ____ day of July, 2007.

BEAR CREEK MINING CORPORATION

By: ______________________

50569562.3

Would you kindly confirm the agreement of the Corporation to the foregoing by executing seven duplicate copies of this Agreement and thereafter returning four such executed copies to Haywood Securities Inc.

Yours truly,

HAYWOOD SECURITIES INC.

By: ______________________________

CANACCORD CAPITAL CORPORATION

By: 

PARADIGM CAPITAL INC.

By: ______________________________

CORMARK SECURITIES INC.

By: ______________________________

SCOTIA CAPITAL INC.

By: ______________________________

The undersigned hereby accepts and agrees to the foregoing as of the ____ day of July, 2007.

BEAR CREEK MINING CORPORATION

By: ______________________________

Would you kindly confirm the agreement of the Corporation to the foregoing by executing seven duplicate copies of this Agreement and thereafter returning four such executed copies to Haywood Securities Inc.

Yours truly,

HAYWOOD SECURITIES INC.

By: ______________________________

CANACCORD CAPITAL CORPORATION

By: ______________________________

PARADIGM CAPITAL INC.

By: 

CORMARK SECURITIES INC.

By: ______________________________

SCOTIA CAPITAL INC.

By: ______________________________

The undersigned hereby accepts and agrees to the foregoing as of the ____ day of July, 2007.

BEAR CREEK MINING CORPORATION

By: ______________________________

Would you kindly confirm the agreement of the Corporation to the foregoing by executing seven duplicate copies of this Agreement and thereafter returning four such executed copies to Haywood Securities Inc.

Yours truly,

HAYWOOD SECURITIES INC.	**CANACCORD CAPITAL CORPORATION**
By: ____________________	By: ____________________
PARADIGM CAPITAL INC.	**CORMARK SECURITIES INC.**
By: ____________________	By: 

SCOTIA CAPITAL INC.

By: ____________________

The undersigned hereby accepts and agrees to the foregoing as of the ____ day of July, 2007.

BEAR CREEK MINING CORPORATION

By: ____________________

Would you kindly confirm the agreement of the Corporation to the foregoing by executing seven duplicate copies of this Agreement and thereafter returning four such executed copies to Haywood Securities Inc.

Yours truly,

HAYWOOD SECURITIES INC.	**CANACCORD CAPITAL CORPORATION**
By: ______________________	By: ______________________
PARADIGM CAPITAL INC.	**CORMARK SECURITIES INC.**
By: ______________________	By: ______________________

SCOTIA CAPITAL INC.

By: 

The undersigned hereby accepts and agrees to the foregoing as of the ____ day of July, 2007.

BEAR CREEK MINING CORPORATION

By: ______________________

Would you kindly confirm the agreement of the Corporation to the foregoing by executing seven duplicate copies of this Agreement and thereafter returning four such executed copies to Haywood Securities Inc.

Yours truly,

HAYWOOD SECURITIES INC.

By: ______________________________

CANACCORD CAPITAL CORPORATION

By: ______________________________

PARADIGM CAPITAL INC.

By: ______________________________

CORMARK SECURITIES INC.

By:



SCOTIA CAPITAL INC.

By: ______________________________

The undersigned hereby accepts and agrees to the foregoing as of the ____ day of July, 2007.

BEAR CREEK MINING CORPORATION

By: 

Schedule A

Officers' Certificate

TO: HAYWOOD SECURITIES INC.
AND TO: CANACCORD CAPITAL CORPORATION
AND TO: PARADIGM CAPITAL INC.
AND TO: CORMARK SECURITIES INC.
AND TO: SCOTIA CAPITAL INC.
AND TO: BLAKE CASSELS & GRAYDON LLP
AND TO: DUMOULIN BLACK LLP
AND TO: LANG MICHENER LLP
AND TO: THE PURCHASERS OF COMMON SHARES OF BEAR CREEK MINING CORPORATION

CERTIFICATE

The undersigned, Catherine McLeod-Seltzer, Chairman of the Board of Directors of Bear Creek Mining Corporation (the "Corporation"), and Andrew Swarthout, President and Chief Executive Officer of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:

1. The facts, matters and information certified to herein are based on one or more of knowledge and information available or provided to us and our honest belief and all statements made in this certificate represent our reasonably held honest belief as to the facts, matters, information and belief possessed by us. We have used our best efforts to become informed of and about the facts, matters and information certified to herein and have sought the advice of counsel for the Corporation on those matters certified to herein which involve matters of laws and have relied upon such advice to the extent that those matters involve matters of law.

2. The Corporation has complied with all covenants and agreements contained in, and has satisfied all of the terms and conditions of, the Underwriting Agreement to be complied with and satisfied by the Corporation at or prior to the Closing Time.

3. The representations and warranties of the Corporation contained in the Underwriting Agreement and the Warrant Indenture are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated thereby.

4. Since March 31, 2007, except as disclosed in the Information, there has been no material adverse change (whether actual, anticipated, proposed, prospective or threatened) in the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of the Corporation or in the capital of the Corporation.

5. No transaction of a nature material to the Corporation has been entered into by the Corporation, except as disclosed in the Information.

6. There are no contingent liabilities affecting the Corporation which are material to the Corporation.

7. No order, ruling or determination having the effect of ceasing or suspending the sale or ceasing, suspending or restricting trading in the Units, the Common Shares or any other securities of the Corporation has been issued or made by any stock exchange, securities commission or other regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for such purpose have been instituted or are pending, or are contemplated or threatened under any of the Securities Laws of the Offering Jurisdictions or by any stock exchange (including the Stock Exchange), securities commission or other regulatory authority in the Offering Jurisdictions.

8. There are no actions, suits, proceedings or enquiries pending or, to the best of our knowledge, threatened against or affecting the Corporation or to which any property or assets of the Corporation is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may, in any way, materially and adversely affect the Corporation.

9. No failure or default on the part of the Corporation exists under any law or regulation applicable to the Corporation or under any licence, permit, contract, agreement or other instrument to which the Corporation is a party or by which the Corporation is bound, which may in any way materially and adversely affect the Corporation and the execution, delivery and performance of the Underwriting Agreement and the performance by the Corporation of its obligations thereunder will not result in any such default.

10. There is no "substantial U.S. market interest", as that term is defined in Regulation S, in the Corporation's common shares. "Substantial U.S. market interest" with respect to a Corporation's common shares means:

    (a) the securities exchanges and inter-dealer quotation systems in the United States in the aggregate constituted the single largest market for such class of securities in the shorter of the Corporation's prior fiscal year or the period since the issuer's incorporation; or

    (b) 20 percent or more of all trading in such class of securities took place in, on or through the facilities of securities exchanges and inter-dealer quotation systems in the United States and less than 55 percent of such trading took place in, on or through the facilities of securities markets of a single foreign country in the shorter of the Corporation's prior fiscal year or the period since the issuer's incorporation.

11. The Corporation is a "foreign private issuer" as defined in Rule 405 of Regulation C of the United States *Securities Act of 1933*, as amended (the "1933 Act"). The term "foreign private issuer" means any foreign issuer other than a foreign government except an issuer meeting the following conditions:

    (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

    (b) any of the following:

        (i) the majority of the executive officers or directors are United States citizens or residents;

        (ii) more than 50 percent of the assets of the issuer are located in the United States; or

        (iii) the business of the issuer is administered principally in the United States.

12. Neither the Corporation nor any person acting on the Corporation's behalf has engaged in any directed selling efforts, as defined in Rule 902(c) of Regulation S, in the United States in connection with the sale of the Units to any subscriber. The term "directed selling efforts" is defined in Rule 902(c) of Regulation S of the 1933 Act to mean any activity undertaken for the purpose of, or that could be reasonably expected to have the effect of, conditioning the market in the United States for any of the securities being sold.

13. To the knowledge of the Corporation, the sale of the Units to purchasers outside of the United States is not a transaction or part of a series of transactions which although in technical compliance with Regulation S is part of a plan or scheme to evade the registration provisions of the 1933 Act.

14. The Corporation has a reasonable belief that the U.S. Purchasers meet the definition of an "accredited investor", as defined by Rule 501 of Regulation D.

15. Except as disclosed to Lang Michener LLP, the Corporation has not completed any offering of its securities in reliance of Regulation D of the 1933 Act within the last six months.

16. Neither the Corporation, nor any person acting on behalf of the Corporation, has undertaken any form of general solicitation or general advertising with respect of the sales of the Units. General solicitation or general advertising includes, but is not limited to the following:

    (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio; and

    (b) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

17. The Corporation will undertake to file a Form D with the Securities and Exchange Commission in the form and within the time limitations prescribed by Regulation D of the 1933 Act.

18. Neither the Corporation, nor any of its predecessors or affiliates, have been subject to any order, judgment or decree of any court of competent jurisdiction, temporarily, preliminary or permanently enjoining such person for failure to comply with the Form D filing requirements of Rule 503 of Regulation D of the 1933 Act.

19. This certificate is being made and delivered pursuant to subparagraph 5(b)(iv) of the underwriting agreement dated as of July 10, 2007 between the Corporation and the Underwriters (the "Underwriting Agreement") and we acknowledge that the addressees hereof will be relying on this certificate.

Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Underwriting Agreement shall have the meanings given to such capitalized words and terms in the Underwriting Agreement. The undersigned acknowledge that they are familiar with the definitions given to the capitalized words and terms in the Underwriting Agreement and such definitions are hereby incorporated by reference.

IN WITNESS WHEREOF the undersigned have executed this certificate as of the • day of •, 2007.

____
Catherine McLeod-Seltzer
Chairman of the Board of Directors
Bear Creek Mining Corporation

____
Andrew Swarthout
President and Chief Executive Officer
Bear Creek Mining Corporation

Schedule B

Underwriters' Certificate

TO: BEAR CREEK MINING CORPORATION

CERTIFICATE

In connection with the private placement of units (the "U.S. Offered Securities") of Bear Creek Mining Corporation (the "Corporation") with U.S. "accredited investors" (the "U.S. Private Placees") pursuant to subscription agreements accepted as of •, 2007, by the Corporation, Haywood Securities Inc., one of the underwriters referred to in the underwriting agreement dated as of July 10, 2007 between Haywood Securities Inc., Canaccord Capital Corporation, Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc. (collectively the "Underwriters") and the Corporation (the "Underwriting Agreement"), and Haywood Securities (USA) Inc., as placement agent in the United States for the Underwriters (the "Placement Agent"), do hereby certify that:

1. based on the assumption that the representations and warranties of the U.S. Private Placees contained in the subscription agreements from the U.S. Private Placees are true and accurate, all offers and sales of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person were made to "accredited investors" (as defined below);

2. the Placement Agent was and is on the dates of such offers and sales, and is, on the date hereof, a duly licensed and registered broker or dealer with the United States Securities and Exchange Commission (the "SEC") pursuant to section 15(d) of the Securities Exchange Act of 1934 (United States), as amended, and the Securities Laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements), and is a member of, and is in good standing with, the SEC and the National Association of Securities Dealers, Inc. on the date hereof;

3. all offers of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person have been effected in accordance with all applicable U.S. broker-dealer requirements under the Securities Exchange Act of 1934, as amended (United States) and applicable state securities laws;

4. no written material was used in connection with the offer of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, other than a subscription agreement in the form agreed to by the Corporation and the Underwriters;

5. we have reasonable grounds to believe and do believe that each offeree of U.S. Offered Securities was an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933 (United States) as amended (the "1933 Act"), and, on the date hereof, based on the assumption that the representations and warranties of the U.S. Private Placees contained in the subscription agreements obtained from the U.S. Private Placees are true and accurate, we continue to believe that each U.S. Private Placee is an accredited investor within the meaning of Regulation D under the 1933 Act ("Regulation D");

6. we have no reason to believe that the representations and warranties of the U.S. Private Placees contained in their respective subscription agreements are not true and accurate.

7. no form of "general solicitation" or "general advertising" (as those terms are used in Rule 502(c) of Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, and the Placement Agent did not act in any manner involving a public offering (within the meaning of subsection 4(2) of the 1933 Act), in either case, in connection with the offer or sale of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person; and

8. prior to any sale of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, we caused each U.S. Private Placee to deliver a subscription agreement in a form acceptable to the Corporation.

Words and terms with the initial letter or letters thereof capitalized in this certificate and defined in the Underwriting Agreement shall have the meanings given to such capitalized words and terms in the Underwriting Agreement unless otherwise defined herein.

Dated this • day of •, 2007.

HAYWOOD SECURITIES INC.	**HAYWOOD SECURITIES (USA) INC.**
By: ______________________________	By: ______________________________


BEAR CREEK
MINING CORPORATION

CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

NEWS RELEASE

August 1, 2007

BEAR CREEK ANNOUNCES CLOSING OF $20 MILLION UNDERWRITTEN FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

VANCOUVER, August 1 /CNW/ - Bear Creek Mining Corporation (TSX Venture: BCM) (the "Company") is pleased to announce that it has closed its previously announced private placement financing through a syndicate of underwriters co-led by Haywood Securities Inc. and Canaccord Capital Corporation and including Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc. (collectively, the "Underwriters"). At the closing of the private placement, the Company issued to substituted purchasers of the Underwriters a total of 2,425,000 units at a price of $8.30 per unit for total gross proceeds of $20,127,500. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of $10.50 until August 1, 2009. Subject to there being adequate distribution to meet the listing requirements of the TSX Venture Exchange (the "Exchange"), the Company will apply to list the warrants on the Exchange after the expiration of the 4-month hold period following the closing of the offering.

The warrants are governed by the terms of a warrant indenture dated August 1, 2007 between the Company and Pacific Corporate Trust Company as warrant agent. A copy of the warrant indenture has been filed and will be available on the SEDAR website under the Company's name.

In consideration for the services of the Underwriters, the Underwriters received a cash commission at the closing.

The common shares forming part of the units, the warrants and the common shares underlying the warrants are subject to a hold period expiring on December 2, 2007 pursuant to applicable Canadian securities laws and the policies of the Exchange.

The directors of the Company approved the participation by one insider, Silver Wheaton Corp. ("SW"), in the private placement for the purchase of 200,000 units. This participation enabled SW to maintain its holdings of approximately 18% of the issued shares of the Company following the issue of the 2,425,000 shares under the private placement. SW's participation in the private placement is considered a "related party transaction" under Ontario Securities Commission Rule 61-501 (the "Rule"); however, the directors of the Company have determined that such transaction is exempt from the

formal valuation and minority shareholder approval requirements of the Rule on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction is greater than 25% of the Company's market capitalization. The private placement closed before 21 days following the filing of the material change report respecting the announcement of the private placement, as management determined it was necessary for sound business reasons.

The net proceeds of the private placement will be used to fund the exploration and development of the Company's Corani and Santa Ana silver projects in Peru and for general corporate purposes.

The securities referred to in this news release have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Bear Creek Mining Corporation

"Andrew T. Swarthout"

Andrew T. Swarthout
President and CEO

For further information, Contact:

Andrew T. Swarthout
Tel: (604) 685 – 6269

Patrick De Witt - Investor Relations
Direct: 604-628-1111
E-mail: info@bearcreekmining.com
For further information, please visit the Company's website (www.bearcreekmining.com)

Form 51-102F3
Material Change Report

Item 1 Name and Address of Issuer

Bear Creek Mining Corporation (the "Company")
1050 – 625 Howe Street
Vancouver, British Columbia, V6C 2T6

Item 2 Date of Material Change

August 1, 2007

Item 3 News Release

Issued August 1, 2007 and distributed through the facilities of Canada News Wire. **A copy of the news release is attached.**

Item 4 Summary of Material Change

The Company announced on August 1, 2007 that it has closed its previously announced private placement financing through a syndicate of underwriters co-led by Haywood Securities Inc. and Canaccord Capital Corporation and including Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc.

Item 5 Full Description of Material Change

At the closing of the private placement, the Company issued to substituted purchasers of the Underwriters a total of 2,425,000 units at a price of $8.30 per unit for total gross proceeds of $20,127,500. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of $10.50 until August 1, 2009. Subject to there being adequate distribution to meet the listing requirements of the TSX Venture Exchange (the "Exchange"), the Company will apply to list the warrants on the Exchange after the expiration of the 4-month hold period following the closing of the offering.

The warrants are governed by the terms of a warrant indenture dated August 1, 2007 between the Company and Pacific Corporate Trust Company as warrant agent. A copy of the warrant indenture has been filed and will be available on the SEDAR website under the Company's name.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 **Executive Officer**

Contact: Rosana Perez, Corporate Secretary
Telephone: (604) 685-6269

Item 9 **Date of Report**

DATED at Vancouver, British Columbia, this 1st day of August, 2007.


BEAR CREEK
MINING CORPORATION

CORPORATE OFFICE • VANCOUVER
#1050-625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

NEWS RELEASE

August 1, 2007

BEAR CREEK ANNOUNCES CLOSING OF $20 MILLION UNDERWRITTEN FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

VANCOUVER, August 1 /CNW/ - Bear Creek Mining Corporation (TSX Venture: BCM) (the "Company") is pleased to announce that it has closed its previously announced private placement financing through a syndicate of underwriters co-led by Haywood Securities Inc. and Canaccord Capital Corporation and including Paradigm Capital Inc., Cormark Securities Inc. and Scotia Capital Inc. (collectively, the "Underwriters"). At the closing of the private placement, the Company issued to substituted purchasers of the Underwriters a total of 2,425,000 units at a price of $8.30 per unit for total gross proceeds of $20,127,500. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of $10.50 until August 1, 2009. Subject to there being adequate distribution to meet the listing requirements of the TSX Venture Exchange (the "Exchange"), the Company will apply to list the warrants on the Exchange after the expiration of the 4-month hold period following the closing of the offering.

The warrants are governed by the terms of a warrant indenture dated August 1, 2007 between the Company and Pacific Corporate Trust Company as warrant agent. A copy of the warrant indenture has been filed and will be available on the SEDAR website under the Company's name.

In consideration for the services of the Underwriters, the Underwriters received a cash commission at the closing.

The common shares forming part of the units, the warrants and the common shares underlying the warrants are subject to a hold period expiring on December 2, 2007 pursuant to applicable Canadian securities laws and the policies of the Exchange.

The directors of the Company approved the participation by one insider, Silver Wheaton Corp. ("SW"), in the private placement for the purchase of 200,000 units. This participation enabled SW to maintain its holdings of approximately 18% of the issued shares of the Company following the issue of the 2,425,000 shares under the private placement. SW's participation in

the private placement is considered a "related party transaction" under Ontario Securities Commission Rule 61-501 (the "Rule"); however, the directors of the Company have determined that such transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction is greater than 25% of the Company's market capitalization. The private placement closed before 21 days following the filing of the material change report respecting the announcement of the private placement, as management determined it was necessary for sound business reasons.

The net proceeds of the private placement will be used to fund the exploration and development of the Company's Corani and Santa Ana silver projects in Peru and for general corporate purposes.

The securities referred to in this news release have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Bear Creek Mining Corporation

"Andrew T. Swarthout"

Andrew T. Swarthout
President and CEO

For further information, Contact:

Andrew T. Swarthout
Tel: (604) 685 – 6269

Patrick De Witt - Investor Relations
Direct: 604-628-1111
E-mail: info@bearcreekmining.com
For further information, please visit the Company's website (www.bearcreekmining.com)

BEAR CREEK MINING CORPORATION

- and -

PACIFIC CORPORATE TRUST COMPANY

COMMON SHARE PURCHASE WARRANT INDENTURE

Providing for the Issue of
Common Share Purchase Warrants

Dated August 1, 2007

TABLE OF CONTENTS

THIS WARRANT INDENTURE dated as of August 1, 2007.

BETWEEN:

BEAR CREEK MINING CORPORATION, a company continued under the laws of British Columbia and having an office at Suite 1050 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

(hereinafter called the "**Company**")

AND:

PACIFIC CORPORATE TRUST COMPANY, having an office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9

(hereinafter called the "**Warrant Agent**")

RECITALS:

A. The Company proposes to issue 1,212,499 common share purchase warrants of the Company (the "**Warrants**"), which comprise part of the units being issued by the Company under a private placement (each unit consisting of one common share in the capital of the Company and one-half of one Warrant);

B. Each whole Warrant entitles the holder to purchase, subject to adjustment in certain events, one common share in the capital of the Company at a price of $10.50 at any time prior to 4:30 p.m. (Vancouver time) on the date which is 24 months following the date of issuance of the Warrants, all upon the terms and conditions herein set forth;

C. For such purposes, the Company deems it necessary to create and issue Warrants to be constituted and issued in the manner hereinafter set forth;

D. The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E. All things necessary have been done and performed to make the Warrants, when countersigned by the Warrant Agent and issued as provided in this indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this indenture;

F. The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent; and

G. The Warrant Agent has agreed to act as the warrant agent of the Warrants and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this indenture from time to time;

NOW THEREFORE, THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby mutually acknowledged,

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this indenture, unless there is something in the subject matter or context inconsistent therewith:

"**Applicable Legislation**" means the provisions of the statutes of Canada, British Columbia and any other applicable province or territory of Canada and the regulations under those statutes relating to warrant indentures and/or the rights, duties or obligations of issuers and warrant agents under warrant indentures as are from time to time in force and applicable to this indenture;

"**Business Day**" means a day that is not a Saturday, Sunday, a day on which banks are closed in Vancouver, British Columbia or a civic or statutory holiday in Vancouver, British Columbia;

"**Common Shares**", subject to subsection 5.3(3), means fully paid and non-assessable common shares without par value in the capital of the Company;

"**Common Share Reorganization**" has the meaning ascribed thereto in subsection 5.2(1);

"**Company**" means Bear Creek Mining Corporation, a company continued under the laws of British Columbia, and its lawful successor(s) from time to time;

"**Company's Auditors**" means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

"**Convertible Securities**" means securities of the Company (other than the Warrants) or of any other issuer that are convertible into or exchangeable for or otherwise carries the right to acquire Common Shares;

"**counsel**" means a barrister, solicitor or attorney (who may be an employee of the Company) or a firm of barristers and solicitors or attorneys (who may be counsel to the Company), in both cases acceptable to the Warrant Agent, acting reasonably;

"**Current Market Price**" at any date, means the weighted average price per Common Share at which the Common Shares have traded:

(i) on the TSX-V;

(ii) if the Common Shares are not listed on the TSX-V, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors of the Company and approved by the Warrant Agent; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market as may be selected for this purpose by the directors of the Company and approved by the Warrant Agent;

during the last twenty (20) trading days ending the fifth trading day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares traded on the exchange or market, as the case may be, during such twenty (20) consecutive trading days by the aggregate number of Common Shares sold;

"**director**" means a member of the board of directors of the Company for the time being, and unless otherwise specified herein, reference to "action by the board of directors" means action by the board of directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

"**Exchange Basis**" means, as at any time, the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the provisions of this indenture and which, as at the date hereof, is equal to one Common Share per Warrant;

"**Exercise Date**" with respect to any Warrant means the date on which all of the documents and payments required for the exercise thereof are deemed to have been surrendered for exercise in accordance with the provisions of Article 4;

"**Exercise Form**" has the meaning ascribed thereto in subsection 2.2(2);

"Exercise Price" means the purchase price payable for each Common Share issuable upon exercise of each Warrant, such price to be $10.50 for each Common Share, subject to adjustment in accordance with the provisions of this indenture;

"extraordinary resolution" has the meaning ascribed thereto in sections 8.12 and 8.15;

"NI 45-102" means National Instrument 45-102 *Resale of Securities*;

"person" means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Securities Laws" means, as applicable, the securities laws, regulations, rules, rulings and orders in the applicable provinces of Canada in which Warrants have been distributed and sold, the applicable policy statements issued by the securities regulators in each of such provinces of Canada and the rules and policies of the TSX-V;

"shareholder" means an owner of record of one or more Common Shares or shares of any other class or series in the capital of the Company;

"subsidiary of the Company" means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, **"voting shares"** means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

"this Warrant Indenture", **"this indenture"**, **"herein"**, **"hereby"** and similar expressions mean or refer to this Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions **"Article"**, **"section"** or **"subsection"** followed by a number or letter mean and refer to the specified Article, section or subsection of this indenture;

"Time of Expiry" means, in respect of a Warrant issued hereunder, 4:30 p.m. (Vancouver time) on August 1, 2009;

"trading day" means a day on which a stock exchange or over-the-counter market on which the Common Shares are listed or quoted is open for trading or quotation;

"Transfer Agent" means the transfer agent or agents for the time being of the Common Shares;

"Transfer Form" has the meaning ascribed thereto in subsection 3.4(3);

"Warrant Agent" means Pacific Corporate Trust Company, at its office in Vancouver, British Columbia, or any lawful successor thereto including through operation of section 10.8;

"TSX-V" means the TSX Venture Exchange and any successor thereof;

"U.S. Accredited Investor" means an accredited investor as that term is defined in Rule 501(a) under the U.S. Securities Act;

"U.S. Person" means a U.S. person as that term is defined in Regulation S;

"U.S. Purchaser" means a Warrantholder or any beneficial owner of a Warrant who is located in the United States (other than an account held for the benefit or account of a non-U.S. person and

managed by a professional fiduciary resident in the United States as permitted by Rule 902(k)(2) of Regulation S), or who is a U.S. Person, at the material time for determination;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

"**United States**" means the United States as that term is defined in Regulation S;

"**Warrant Certificates**" means the certificates representing the Warrants substantially in the form attached as Schedule A hereto or such other form as may be approved under section 2.2, evidencing Warrants;

"**Warrantholders**" or "**holders**" means the persons whose names are entered for the time being in the register maintained pursuant to section 3.4;

"**Warrantholders' Request**" means an instrument, signed in one or more counterparts by Warrantholders entitled to purchase, in the aggregate, at least 25% of the aggregate number of the Common Shares that could be acquired pursuant to the exercise of all Warrants then outstanding, which requests the Warrant Agent to take some action or proceeding specified therein;

"**Warrant Shares**" means the Common Shares issuable on exercise of the Warrants;

"**Warrants**" means the 1,212,499 common share purchase warrants created and issued by the Company under subsection 2.1(1) and certified hereunder entitling the holders thereof to purchase Common Shares on the basis of one Common Share for each whole Warrant upon payment of the Exercise Price; provided that in each case the number and/or class of shares or securities receivable on the exercise of such Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof; and

"**written order of the Company**", "**written request of the Company**", "**written consent of the Company**" and "**certificate of the Company**" and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director of the Company and may consist of one or more instruments so executed.

1.2 **Words Importing the Singular**

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3 **Interpretation not Affected by Headings**

The division of this indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this indenture.

1.4 **Day not a Business Day**

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5 **Time of the Essence**

Time shall be of the essence in all respects in this indenture, the Warrants and the Warrant Certificates.

1.6 **Governing Law**

This indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.7 **Meaning of "outstanding" for Certain Purposes**

Every Warrant represented by a Warrant Certificate countersigned and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation or until the Time of Expiry, provided that:

a) where a new Warrant Certificate has been issued pursuant to section 2.5 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding; and

b) a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged part of the Warrants.

1.8 **Currency**

Unless otherwise stated, all dollar amounts referred to in this indenture are in Canadian dollars.

1.9 **Termination**

This indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this indenture.

ARTICLE 2
ISSUE OF WARRANTS

2.1 **Issue of Warrants**

A total of 1,212,499 Warrants entitling the registered holders thereof to acquire an aggregate of 1,212,499 Common Shares, subject to adjustment as provided for herein, are hereby created and authorized to be issued hereunder at the Exercise Price upon the terms and conditions herein set forth and shall be executed by the Company and certified by or on behalf of the Warrant Agent upon the written order of the Company and delivered by the Company or the Warrant Agent in accordance with sections 2.3 and 2.4.

2.2 **Form and Terms of Warrants**

(1) The Warrant Certificates for the Warrants shall be issuable in registered form only and substantially in the form attached as Schedule A hereto, subject to the provisions of this indenture, with such additions, variations and changes as may be required or permitted by the terms of this indenture, and which may from time to time be agreed upon by the Warrant Agent and the Company. All Warrant Certificates shall be dated the date of issue and shall have such legends, distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 2, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to

this Article 2 in the number and/or class of securities or type of securities which may be acquired pursuant to the Warrants.

(2) Subject to the provisions of Articles 4 and 5 herein, each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire upon due exercise and upon the due execution of the exercise form set out on the reverse side of or attached to the Warrant Certificate or other instrument of exercise in such form as the Warrant Agent and/or the Company may from time to time prescribe (the "**Exercise Form**") and upon payment of the Exercise Price, one Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 5.2 and 5.3, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this indenture.

(3) All Warrant Certificates initially issued, or issued before December 2, 2007, under this indenture shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 2, 2007."

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE (THE "EXCHANGE") AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL DECEMBER 2, 2007."

(4) Warrant Certificates representing Warrants issued to U.S. Purchasers (and, except as otherwise provided under section 3.4, all Warrant Certificates issued in exchange or in substitution therefor) shall be issued pursuant to exemptions from the registration requirements of the U.S. Securities Act and all applicable state securities laws, and shall bear a legend in the following form in addition to the legends required by section 2.2(3):

"THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) (1) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) WITH THE PRIOR CONSENT OF THE COMPANY, IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

(5) Fractional Warrants shall not be issued or otherwise provided for.

2.3 **Signing of Warrant Certificates**

The Warrant Certificates shall be signed by any one of the directors or officers of the Company and may, but need not be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile or scanned format and Warrant Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of

certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.4, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this indenture.

2.4 **Countersignature by the Warrant Agent**

(1) No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been countersigned by manual signature by or on behalf of the Warrant Agent and such countersignature by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so countersigned has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2) The countersignature of the Warrant Agent on the Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this indenture or the Warrants (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

2.5 **Issue in Substitution for Lost Warrants**

(1) In the event that any Warrant Certificates issued and certified under this indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.5(2), shall issue and thereupon the Warrant Agent shall countersign and deliver a new Warrant Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of the mutilated Warrant Certificate or in lieu of and in substitution for the lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and Warrants evidenced by it will entitle the holder to the benefit hereof and will rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new Warrant Certificate pursuant to this section shall bear the cost of the issue thereof and in the case of mutilation shall as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their discretion and the applicant shall also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent in their discretion and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.6 **Warrantholder not a Shareholder**

Nothing in this indenture or in the holding of a Warrant evidenced by a Warrant Certificate or otherwise shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

2.7 **Warrants to Rank Pari Passu**

All Warrants shall rank *pari passu* with all other Warrants, whatever may be the actual date of issue of the class of same.

2.8 **Optional Purchases by the Company**

Subject to applicable law, the Company may from time to time purchase on any stock exchange, in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this section 2.8 shall forthwith be delivered to and cancelled by the Warrant Agent, and no Warrants will be issued in replacement thereof.

ARTICLE 3
EXCHANGE, OWNERSHIP AND TRANSFER OF WARRANTS

3.1 **Exchange of Warrants**

(1) Warrant Certificates may, upon compliance with the requirements of the Warrant Agent, be exchanged for Warrant Certificates of different denomination(s) evidencing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign and the Warrant Agent shall countersign, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2) Warrant Certificates may be exchanged only at the transfer office of the Warrant Agent in Vancouver, British Columbia, or at any other place that is designated by the Company in writing with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent or to its agent and cancelled.

3.2 **Charges for Exchange**

For each Warrant Certificate exchanged, the Warrant Agent, except as otherwise herein provided, shall charge, if required by the Company, a reasonable sum for each new Warrant Certificate issued. The party requesting the exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Warrant Agent or the Company for all eligible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith.

3.3 **Ownership of Warrants**

The Company and the Warrant Agent and their respective agents may deem and treat the holder of any Warrant Certificate as the absolute owner of the Warrant(s) represented thereby for all purposes, and the Company and the Warrant Agent and their respective agents shall not be affected by any knowledge to the contrary. Subject to applicable law, the holder of any Warrant shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt from any holder for the Warrant Shares or monies obtainable pursuant thereto shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any holder.

3.4 **Registration and Transfer of Warrants**

(1) The Company hereby appoints the Warrant Agent as registrar of the Warrants and will cause to be kept by the Warrant Agent at its principal office in Vancouver, British Columbia and in such other place or places and by such other agent as the Company with the approval of the Warrant Agent may designate:

(a) a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Warrant or Warrants pursuant to the terms of this indenture or the terms thereof; and

(b) a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(2) The Warrant Agent agrees not to register any transfer of Warrants bearing the legend set forth in section 2.2(4) unless, in addition to the other requirements set forth herein:

(a) the Warrantholder has executed and delivered to the Warrant Agent a declaration for removal of legend in the form set out as Schedule C to this indenture (or as the Company may otherwise prescribe) to the effect that the transfer is being made pursuant to Rule 904 of Regulation S, and in such case the Warrant Certificate issued to the transferee shall not include the legend set forth in section 2.2(4) and shall be issued in the form set out in Schedule A hereto (or such substituted form adopted pursuant to section 2.2(1)) unless the Company has, prior to the issuance thereof, informed the Warrant Agent that it has ceased to be a "foreign issuer" as defined in Regulation S; or

(b) the Warrantholder has delivered to the Warrant Agent and the Company an opinion of counsel to the effect that the transfer is in compliance with the requirements of the U.S. Securities Act and all applicable state securities laws, and the Company has confirmed in writing to the Warrant Agent that such opinion is satisfactory to the Company, and in such case the Warrant Certificate issued to the transferee shall include the legend set forth in section 2.2(4) unless such opinion states that the legend is no longer required, in such case the Warrant Certificate issued to the transferee shall not include the legend set forth in section 2.2(4) and shall be issued in the form set out in Schedule A hereto (or such substituted form adopted pursuant to section 2.2(1)); or

(c) the Company has confirmed in writing to the Warrant Agent that it has received other evidence satisfactory to it that the transfer is in compliance with the requirements of the U.S. Securities Act and all applicable state securities laws, and has instructed the Warrant Agent regarding the inclusion or omission of the legend set forth in section 2.2(4) on the Warrant Certificate issued to the transferee.

(3) No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 3.4(1) hereof, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed transfer form substantially in the form set out on the reverse of the Warrant Certificate (the "**Transfer Form**") executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent

may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(4) The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 3.4(3) hereof and upon compliance with all other conditions in respect thereof required by this indenture or by law, be entitled to be entered on the register of holders referred to in subsection 3.4(1) hereof, as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(5) The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee of any Warrant on the registers referred to in subsection 3.4(1) hereof, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. Other than ensuring compliance with the terms of this indenture and the Warrant Certificates, the Warrant Agent is entitled to assume compliance with all Securities Laws and regulatory requirements on the issue, exercise or transfer of any Warrants or Warrant Shares or other securities issued upon exercise of any Warrants unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with Securities Laws, regulatory requirements and the U.S. Securities Act, if applicable. The Warrant Agent shall be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Securities Laws, regulatory requirements and the U.S. Securities Act, if applicable, and the terms of this indenture and the related Warrant Certificates. The Warrant Agent may assume for the purposes of this indenture that the address on the register of Warrantholders of any Warrantholder is the actual address of such Warrantholder and is also determinative of the residence of such Warrantholder and that the address of any transferee to whom any Warrants or Common Shares or other securities issuable upon the exercise of any Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee. Should the Warrant Agent have any inquiries with respect to legending procedures on the Warrant Certificates or the certificate representing the Warrant Shares, the Warrant Agent shall be entitled to seek written direction from the Company or its legal counsel which determination shall be conclusive.

3.5 Registers Open for Inspection

The registers referred to in subsection 3.4(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company, the Warrant Agent or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Common Shares which might then be acquired upon the exercise of the Warrants held by each such holder.

ARTICLE 4
EXERCISE OF WARRANTS

4.1 Method of Exercise of Warrants

(1) Subject to section 4.9, the registered holder of any Warrant may, at any time prior to the Time of Expiry, exercise the right thereby conferred to acquire Common Shares by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at

its office in Vancouver, British Columbia or at any other place or places that may be designated by the Company with the approval of the Warrant Agent, with a duly completed and executed Exercise Form of the registered holder or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, specifying the number of Common Shares subscribed for together with (i) a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for, with the resulting aggregate amount to be rounded to the nearest whole cent; and (ii) any opinion of counsel required by the Exercise Form. A Warrant Certificate with the duly completed and executed Exercise Form, payment of the Exercise Price and other required documentation shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(2) Any Exercise Form referred to in subsection 4.1(1) shall be signed by the Warrantholder or the Warrantholder's executors or administrators or other legal representatives or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Warrant Agent and the Company. The Exercise Form shall be completed to specify the number of Warrants being exercised, the person or persons in whose name or names the Warrant Shares are to be issued upon exercise, the person's or persons' address or addresses and the number of Warrant Shares to be issued to each person if more than one is so specified. If any of the Warrant Shares to be acquired are to be issued to a person or persons other than the Warrantholder, the Transfer Form must also be completed and the Warrantholder shall pay to the Warrant Agent or to its agent any and all eligible transfer taxes or governmental or other charges required to be paid in respect of the transfer of the Warrants and the signature of the Warrantholder shall be guaranteed by an authorized officer of a Canadian chartered bank or by a medallion signature guarantee from a member recognized under the Signature Medallion Guarantee Program or in accordance with industry standards.

(3) If, at the time of exercise of the Warrants, there remain restrictions on resale of the Warrant Shares or remaining Warrants under applicable Securities Laws or the U.S. Securities Act, if applicable, the certificates evidencing the Warrant Shares and remaining Warrants, if any, shall be endorsed with respect to such restrictions.

(4) The Warrant Agent may rely solely on the Exercise Form and any materials received pursuant to this section, if applicable, in determining whether the Warrantholder has complied with all applicable securities legislation in respect of an exercise of Warrants.

4.2 **Effect of Exercise of Warrants**

(1) Upon exercise of the Warrants and compliance by the holder with section 4.1, subject to section 4.3 the Warrant Shares subscribed for shall be deemed to have been issued and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the Exercise Date unless the transfer registers of the Company for the Warrant Shares shall be closed on that date, in which case the Warrant Shares subscribed for shall be deemed to be issued and such person shall be deemed to have become the holder of record of the Warrant Shares on the date on which the transfer registers are reopened and the Warrant Shares shall be issued on the later date.

(2) Within five Business Days of the due exercise of a Warrant pursuant to section 4.1, the Company shall cause to be mailed to the person or persons in whose name or names the Warrant Shares so acquired are to be issued as specified in the Exercise Form and the

Transfer Form, if applicable, attached to the Warrant Certificate at such person's or persons' respective address or addresses specified in the Exercise Form or, if specified in the Exercise Form, cause to be delivered to the person or persons at the office where the Warrants were surrendered, certificates for the appropriate number of Warrant Shares that the Warrantholder is subscribing for pursuant to the Warrants surrendered and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised.

(3) If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or any other step is required under any federal or provincial law of Canada before the Warrant Shares issuable upon exercise of the Warrants may be issued or delivered to a Warrantholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(4) The Company or, if required by the Company, the Warrant Agent will give written notice of the issue of the Warrant Shares issuable upon exercise of the Warrants in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3 **No Fractional Warrant Shares**

Under no circumstances shall the Company be obliged to issue any fractional Warrant Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Warrant Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to acquire a whole number of Warrant Shares.

4.4 **Accounting and Recording**

The Warrant Agent shall within three Business Days following the due exercise of a Warrant pursuant to section 4.1 and forthwith after the Time of Expiry, notify the Company in writing of the particulars of the Warrants exercised, if any, which shall include the names and addresses of the persons who became holders of Warrant Shares on exercise and the Exercise Date.

4.5 **Cancellation of Surrendered Warrant Certificates**

All Warrant Certificates surrendered to the Warrant Agent shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent. Upon written request therefor of the Company, the Warrant Agent shall furnish the Company with a certificate identifying the Warrant Certificates so cancelled and the number of Warrants evidenced thereby. All Warrants represented by Warrant Certificates which have been duly cancelled shall be without further force or effect whatsoever.

4.6 **Partial Exercise of Warrants**

A Warrantholder may acquire a lesser amount of Warrant Shares than the number of Warrant Shares which may be acquired under the Warrants held by such Warrantholder, in which case the Warrantholder shall be entitled at no cost, to receive and the Warrant Agent shall issue, a new Warrant Certificate in respect of the balance of the unexercised Warrants.

4.7 Expiration of Warrants

After the Time of Expiry, all rights under any Warrant in respect of which the right of exercise and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

4.8 Legends for Warrant Shares

In addition to any legend required by section 4.9, in the event that the Warrants are exercised by any Warrantholder before December 2, 2007, the certificates evidencing the Warrant Shares shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE DECEMBER 2, 2007."

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE (THE "EXCHANGE") AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL DECEMBER 2, 2007."

4.9 Prohibition on Exercise by U.S. Persons; Exception

(1) The Warrants and the Warrant Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised within the United States or by or on behalf of any U.S. Person or person in the United States unless the Warrant Shares are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Warrant Agent shall not issue or register Warrant Shares or the certificates representing such Warrant Shares upon the exercise of Warrants unless the holder of the Warrants has executed and delivered to the Warrant Agent an Exercise Form indicating that:

(a) at the time of exercise of the Warrant,

(i) the Warrantholder is not in the United States, is not a U.S. Person and is not exercising the Warrant on behalf of, or for the account or benefit of, a U.S. Person and did not execute or deliver the Exercise Form in the United States; or

(ii) the Warrantholder is a discretionary or similar account (other than an estate or trust) that is excluded from the definition of "U.S. Person" pursuant to Rule 902(k)(2)(i) of Regulation S, and the Exercise Form is being executed by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, acting solely in such person's capacity as the holder of such an account; or

(b) at the time of exercise of the Warrant, the holder is a U.S. Accredited Investor and has completed and delivered the U.S. Accredited Investor Status Certificate in the form attached as Schedule B to this indenture; or

(c) the holder of the Warrants has delivered to the Company and the Warrant Agent a written opinion of counsel (or other satisfactory evidence) that the Warrant Shares to be delivered upon exercise of the Warrants have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or are exempt from the registration thereunder, and the Company has confirmed in writing to the Warrant Agent that the opinion of counsel or other evidence is satisfactory to the Company.

(2) Unless the Warrant Shares shall have been registered under the U.S. Securities Act, certificates representing the Warrant Shares issued upon the exercise of Warrants pursuant to subsections 4.9(1)(b) or (c) shall bear legends in the following form in addition to any legends required by section 4.8:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) (1) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) WITH THE PRIOR CONSENT OF THE COMPANY, IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided that, if the Warrant Shares are being sold under Rule 904 of Regulation S under the U.S. Securities Act at a time when the Company is a "foreign issuer" as defined in Rule 902 of Regulation S, the U.S. restrictive legend may be removed by providing a declaration and a broker-dealer affirmation to the registrar and transfer agent, in the form set out as Schedule C to this indenture (or as the Company may otherwise prescribe).

ARTICLE 5
ADJUSTMENT OF EXCHANGE BASIS

5.1 Definitions

In this Article, the terms "**record date**" and "**effective date**" where used herein shall mean the close of business on the relevant date.

5.2 Adjustment of Number of Warrant Shares and Exercise Price

The acquisition rights as they relate to Warrant Shares, attaching to the Warrants in effect at any date, and the Exercise Price in respect thereof, shall be subject to adjustment from time to time as follows:

(1) If and whenever at any time prior to the Time of Expiry, the Company shall:

(a) subdivide, redivide or change outstanding Common Shares into a greater number of shares,

(b) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or

(c) issue Common Shares or securities exchangeable for or convertible into Common Shares at no additional cost to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution (other than the issue of Common Shares and other securities to holders of Common Shares pursuant to dividends paid in the ordinary course on the Common Shares),

(any of such events in these clauses (a), (b) and (c) being called a "**Common Share Reorganization**"), then effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Common Share

Reorganization, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares at no additional cost are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date). Upon any adjustment to the Exercise Price pursuant to subsection 5.2(1), the number of Warrant Shares subject to the right of purchase under each Warrant shall be contemporaneously adjusted by multiplying the number of Warrant Shares which theretofore may have been purchased under such Warrant by a fraction of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment.

(2) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 90 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount determined by multiplying the Exercise Price in effect on such record date by a fraction of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(3) If and whenever at any time prior to the Time of Expiry, the Company shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) securities of any class, whether of the Company or any other person (other than the issue of Common Shares and other securities to holders of Common Shares pursuant to dividends paid in the ordinary course on the Common Shares), (ii) rights, options or warrants (excluding those referred to in subsection 5.2(2)), (iii) evidences of its indebtedness or (iv) assets (excluding dividends paid in the ordinary course) then, in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price of a Common Share on such record date, less the aggregate fair market

value (as determined by the directors, which determination shall be conclusive) of such securities shares, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually is distributed, as the case may be; in this subsection 5.2(3) the term "dividends paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends paid in the ordinary course at the option of shareholders.

(4) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Company (other than as described in subsection 5.2(1)) or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity or a liquidation, dissolution or winding up of the Company (any of such events being hereinafter called a "**Capital Reorganization**"), any Warrantholder who has not exercised its right of acquisition prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Warrant Shares then sought to be acquired by it, the number of shares or other securities or property of the Company or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares sought to be acquired by it and to which it was entitled to acquire upon exercise of the Warrants. If determined appropriate by the Warrant Agent to give effect to or to evidence the provisions of this subsection 5.2(4), the Company, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on exercise of its acquisition rights thereafter. Any indenture entered into between the Company, any successor to the Company or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this section 5.2 and which shall apply to successive Capital Reorganizations.

5.3 **Adjustment Rules**

The following rules and procedures shall be applicable to adjustments made pursuant to section 5.2:

(1) In any case in which subsections 5.2(1), 5.2(2) or 5.2(3) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if, subject to the prior

approval of the TSX-V (or other stock exchange or over-the-counter market on which the Common Shares or Warrants are listed or quoted), the holders of the outstanding Warrants receive the Common Shares or securities exchangeable for or convertible into Common Shares referred to in subsection 5.2(1), the rights, options or warrants referred to in subsection 5.2(2) or the securities, rights, options, warrants, evidences of indebtedness or assets referred to in subsection 5.2(3), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrants having then been exercised into Warrant Shares at the Exercise Price in effect on the applicable record or effective date, as the case may be.

(2) The adjustments provided for in section 5.2 are cumulative and shall, in the case of adjustments to the Exercise Price or the Exchange Basis, be computed to the nearest whole cent and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of section 5.2, provided that, notwithstanding any other provision of section 5.2, no adjustment of the Exercise Price or the Exchange Basis shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price or the Exchange Basis then in effect; provided, however, that any adjustments which by reason of this subsection 5.3(2) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(3) After any adjustment pursuant to section 5.2, the term "Common Shares" or "Warrant Shares" where used in this indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to section 5.2, the Warrantholder is entitled to receive upon the exercise of his Warrant and the number of Warrant Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Warrant Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to section 5.2, upon the full exercise of a Warrant.

(4) No adjustment in the Exercise Price or the Exchange Basis shall be made pursuant to section 5.2 in respect of the issue of Common Shares pursuant to:

(a) this indenture;

(b) the exercise of options granted pursuant to the Company's stock option plans or pursuant to the exercise of rights under currently outstanding warrants to acquire Common Shares; or

(c) any stock dividend paid in the ordinary course,

and any such issue shall be deemed not to be a Common Share Reorganization or a Capital Reorganization.

(5) If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the Exchange Basis, the dispute shall be conclusively determined by the Company's Auditors or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors and any such determination shall, absent manifest error, be binding upon the Company, the Warrant Agent, the registrar and transfer agent and all Warrantholders.

(6) If and whenever at any time prior to the Time of Expiry, the Company shall take any action affecting or relating to the Common Shares, other than any action described in this section, which in the opinion of the directors of the Company would prejudicially affect the rights of Warrantholders, the Exercise Price and the Exchange Basis will be adjusted

by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

(7) As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Warrants, the Company will take any action which, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all the Warrant Shares and Warrants which the Warrantholders would be entitled to receive thereafter and to exercise such Warrants in accordance with the provisions hereof.

5.4 **Postponement of Exercise**

In any case where the application of section 5.2 results in an increase of the Exchange Basis taking effect immediately after the record date for or occurrence of a specific event, if any Warrants are exercised after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance to the Warrantholder of the Warrant Shares to which such holder is entitled by reason of the increase of the Exchange Basis but the Warrant Shares shall be so issued and delivered to such holder upon completion of that event or period, with the number of those Warrant Shares calculated on the basis of the Exchange Basis on the Exercise Date adjusted for completion of that event or period, and the Company shall forthwith after the Exercise Date deliver to the person or persons in whose name or names the Warrant Shares are to be issued appropriate instruments evidencing the person's or persons' right to receive the Warrant Shares and the right to receive any distributions declared in favour of holders of record of Common Shares on or after the relevant date of exercise or such later date as such holder would, but for the provisions of this section 5.4, have been the holder of record of such Warrant Shares.

5.5 **Notice of Adjustment**

(1) At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to section 5.2, the Company shall:

(a) file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b) give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2) In case any adjustment for which a notice in subsection 5.5(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a) file with the Warrant Agent a computation of such adjustment; and

(b) give notice to the Warrantholders of the adjustment.

(3) The Warrant Agent may act and rely upon certificates and other documents filed by the Company pursuant to this section for all purposes of the adjustment.

5.6 **No Action after Notice**

The Company covenants with the Warrant Agent that it will not take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in subparagraph (1)(b) of section 5.5 hereof.

5.7 **Protection of Warrant Agent**

The Warrant Agent:

(a) shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by section 5.2, or with respect to the nature or extent of any such adjustment, when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or kind or amount) of any Warrant Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the Warrants;

(c) shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Warrant Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in Article 5;

(d) shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts or deeds of the agents or servants of the Company; and

(e) shall be entitled to act and rely on any adjustment calculation of the directors or the Company's Auditors.

ARTICLE 6
RIGHTS AND COVENANTS

6.1 **General Covenants of the Company**

The Company represents, warrants and covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding and may be exchanged for Warrant Shares:

(1) The Company is duly authorized to create and issue the Warrants and the Warrant Certificates, when issued and countersigned as herein provided, will be valid and enforceable against the Company.

(2) The Company will use its best efforts to cause the Warrant Agent to keep open on business days the registers of holders and registers of transfers and will not take any action or omit to take any action which would have the effect of preventing the Warrantholders from exercising any of the Warrants or receiving any of the Warrant Shares upon such exercise.

(3) The Company will make all requisite filings under applicable Canadian securities legislation and stock exchange rules and those necessary to report the exercise of the right to acquire Warrant Shares pursuant to Warrants.

(4) The Company will use commercially reasonable efforts to remain a reporting issuer not in default in the provinces of British Columbia, Alberta and Ontario.

(5) The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, will keep or cause to be kept proper books of account in accordance with applicable law.

(6) The Company will use commercially reasonable efforts to maintain the listing of the Company's common shares on the TSX-V, or a senior stock exchange in Canada, for a period of two years from the date of issue of the Warrants and will use commercially reasonable efforts to ensure that the Warrant Shares issuable on exercise of the Warrants are listed and posted for trading on the TSX-V or a senior stock exchange in Canada during such two year period, subject in either case to any take-over bid or other event outside the control of the Company which may result in the Company or such stock exchange de-listing the Company's common shares.

(7) The Company will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Warrant Shares upon the exercise of the Warrants.

(8) The Company will cause the Warrant Shares and the certificates representing the Warrant Shares from time to time to be acquired pursuant to the exercise of the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(9) All Warrant Shares that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable Common Shares.

(10) Generally, the Company will well and truly perform and carry out all the acts and things to be done by it as provided in this indenture and will not take any action which might reasonably be expected to deprive the Warrantholders of their right to acquire Warrant Shares upon the exercise of the Warrants.

(11) The Company will promptly advise the Warrant Agent and the Warrantholders in writing of any default under the terms of this indenture.

6.2 **Warrant Agent's Remuneration and Expenses**

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the duties hereby created (including the reasonable compensation and the disbursements of counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence or fraud of the Warrant Agent.

6.3 **Performance of Covenants by the Warrant Agent**

If the Company shall fail to perform any of its covenants contained in this indenture and the Company has not rectified such failure within 15 Business Days after receiving written notice from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders.

All reasonable sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in section 6.2. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 7
ENFORCEMENT

7.1 Suits by Warrantholders

(a) Subject to section 7.1(b), all or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificates or of this indenture, or of both, may be enforced by the Warrantholder by appropriate proceedings but without prejudice to the right which is in section 7.2 conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of all the Warrantholders. No Warrantholder has any right in any manner whatsoever to effect, disturb or prejudice the rights hereby created by its action or to enforce any right hereunder or under any Warrant, except subject to the conditions and in the manner herein provided. Any money received as a result of a proceeding taken by any Warrantholder hereunder must be forthwith paid to the Warrant Agent.

(b) No Warrantholder has the right to institute any action or proceeding or to exercise any other remedy authorized hereunder for the purpose of enforcing any right on behalf of all the Warrantholders or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or receiver and manager or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless the Warrant Agent has received a Warrantholders' Request directing it to take the requested action and has been provided with sufficient funds or other security and/or such indemnity satisfactory to the Warrant Agent and its counsel in respect of the costs, expenses and liabilities that may be incurred by it in so proceeding and the Warrant Agent has failed to act within a reasonable time thereafter.

7.2 Warrant Agent May Institute All Proceedings

(a) All rights of action under this indenture may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof on any trial or other proceedings relative thereto.

(b) The Warrant Agent shall be entitled and empowered, either in its own name or as Warrant Agent of an express trust, or as attorney-in-fact for the Warrantholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claim of the Warrant Agent and the Warrantholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Company or its creditors or relative to or affecting its property. The Warrant Agent is hereby irrevocably appointed (and the successive respective Warrantholders by taking and holding the same shall be conclusively deemed to have so appointed the Warrant Agent) the true and lawful attorney-in-fact of the respective Warrantholders or on behalf of the Warrantholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Warrantholders themselves if and to the extent permitted hereunder, for any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of the

Warrantholders, as may be necessary or advisable in the opinion of the Warrant Agent, in order to have the respective claims of the Warrant Agent and of the Warrantholders against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this indenture shall be deemed to give the Warrant Agent, unless so authorized by extraordinary resolution (as provided in section 8.11), any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Warrantholder.

(c) The Warrant Agent shall also have the power, but not the obligation, at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

(d) Any such suit or proceeding instituted by the Warrant Agent may be brought in the name of the Warrant Agent as Warrant Agent of an express trust, and any recovery of judgment shall be for the rateable benefit of the Warrantholders subject to provisions of this indenture. In any proceeding brought by the Warrant Agent (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this indenture, to which the Warrant Agent shall be a party), the Warrant Agent shall be held to represent all the Warrantholders, and it shall not be necessary to make any Warrantholders parties to any such proceeding.

7.3 Suits by the Company

The Company shall have the right to enforce full payment of the Exercise Price for all Common Shares issued by the Company to a Warrantholder hereunder and shall be entitled to demand such payment from the Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates and amend the securities register accordingly.

7.4 Limitation of Liability

Subject to applicable law, the Warrant Agent and, by acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company for the creation and issue of the Warrants pursuant to any warrant or any covenant, indenture, representation or warranty by the Company herein or contained in the Warrant Certificates.

The obligations of the Company hereunder are not binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any successor to the Company or any of the past, present or future officers, employees or agents of the Company or any successor to the Company, but only the property of the Company or any successor to the Company shall be bound in respect hereof.

For greater certainty, nothing in this Section 7.3 shall limit the liability of the Company under this indenture to any person.

7.5 Waiver of Default

Upon the happening of any default hereunder:

(a) the holders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution as provided in section 8.11) by requisition in writing to instruct the Warrant Agent to waive any default

hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b) the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 8
MEETINGS OF WARRANTHOLDERS

8.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time and shall on receipt of a written request of the Company or of a Warrantholders' Request and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing the Warrantholders' Request against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing within 15 days after receipt of the written request of the Company or Warrantholders' Request and funding and indemnity given as aforesaid to give notice convening a meeting, the Company or the Warrantholders, as the case may be, may call and convene the meeting. Every meeting shall be held in the City of Vancouver, British Columbia or at such other place as may be approved or determined by the Warrant Agent.

8.2 Notice

At least 21 days' notice of any meeting shall be given to the Warrantholders in the manner provided by section 11.2 and a copy of the notice shall be sent by mail to the Warrant Agent unless the meeting has been called by it and to the Company unless the meeting has been called by it. Each notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8. The notice convening any such meeting shall be signed by an appropriate officer of the Warrant Agent or the Company or by a representative of the Warrantholders, as the case may be.

8.3 Chairman

A person (who need not be a Warrantholder) nominated in writing by the Warrant Agent shall be chairman of the meeting and if no person is so nominated or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose a person present to be chairman.

8.4 Quorum

Subject to the provisions of section 8.12, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or by proxy and entitled to acquire at least 20% of the aggregate number of Common Shares that could be acquired pursuant to all the then outstanding Warrants. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved; but, subject to section 8.12, in any other case the

meeting shall stand adjourned to such day being not less than ten days later and to such place and time as may be designated by the chairman of the meeting and at least five days' notice shall be given of such adjourned meeting. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 20% of the aggregate number of Common Shares that could be acquired pursuant to all the then outstanding Warrants.

8.5 **Power to Adjourn**

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 **Show of Hands**

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7 **Poll**

On every extraordinary resolution and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Warrantholders, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by an extraordinary resolution shall be decided by a majority of the votes cast on a poll.

8.8 **Voting**

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held by him. A proxy need not be a Warrantholder.

8.9 **Regulations**

The Warrant Agent, or the Company with the approval of the Warrant Agent, from time to time, may make or vary such regulations as they shall think fit:

(a) for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates shall entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Warrants specified therein;

(b) for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail, telecopier, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d) for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(e) generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or, subject to section 8.10, be present at the meeting in respect thereof, shall be persons who are the registered holders of Warrants or their duly appointed proxies.

8.10 **Company and Warrant Agent may be Represented**

The Company and the Warrant Agent by their respective officers, employees, or directors, as applicable, and the counsel to the Company and the Warrant Agent may attend any meeting of the Warrantholders, but shall have no votes as such.

8.11 **Powers Exercisable by Extraordinary Resolution**

In addition to all other powers conferred upon them by any other provisions of this indenture or by law, the Warrantholders at a meeting shall have the following powers exercisable from time to time by extraordinary resolution:

(a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as Warrant Agent hereunder (subject to the Warrant Agent's approval) or on behalf of the Warrantholders against the Company, whether those rights arise under this indenture or the Warrants or otherwise;

(b) to amend, alter or repeal any extraordinary resolution previously passed;

(c) to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity satisfactory to the Warrant Agent) to enforce any of the covenants on the part of the Company contained in this indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in the extraordinary resolution or to refrain from enforcing any such covenant or right;

(d) to waive, authorize and direct the Warrant Agent to waive any default on the part of the Company in complying with any provisions of this indenture or the Warrants, either unconditionally or upon any conditions specified in the extraordinary resolution;

(e) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this indenture or the Warrants or to enforce any of the rights of the Warrantholders;

(f) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Warrantholder in connection therewith;

(g) to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with the holders of any shares or securities of the Company, wherever such assent may be required;

(h) from time to time and at any time to remove the Warrant Agent and appoint a successor Warrant Agent;

(i) to assent to any change in or omission from the provisions contained in the Warrant Certificates and this indenture or any ancillary or supplemental instrument which may be agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(j) to assent to any compromise or arrangement with any creditor(s) or any class(es) of creditors, whether secured or otherwise, and with holders of shares or other securities of the Company; and

(k) to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Warrant Agent to exercise, on behalf of the Warrantholders, such of the powers of the Warrantholders as are exercisable by extraordinary resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of the compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Warrantholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Warrantholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith.

8.12 **Meaning of "Extraordinary Resolution"**

(1) The expression "**extraordinary resolution**" when used in this indenture means, subject as hereinafter in this section and in sections 8.15 and 8.16 provided, a resolution proposed at a meeting of the Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy Warrantholders entitled to acquire at least 25% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to acquire not less than $66^2/_3$% of the aggregate number of Common Shares that can be acquired pursuant to all the Warrants represented at the meeting and voted on the poll upon the resolution.

(2) If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders entitled to acquire 25% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in

any other case it shall stand adjourned to such day, being no less than 15 or more than 50 days later and to such place and time as may be appointed by the chairman. Not less than 10 days' notice shall be given of the time and place of the adjourned meeting in the manner provided in sections 11.1, 11.2 and 11.3. The notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened or any other particulars and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 8.12(1) shall be an extraordinary resolution within the meaning of this indenture notwithstanding that Warrantholders entitled to acquire 25% of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants are not present in person or by proxy at the adjourned meeting.

(3) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

8.13 **Powers Cumulative**

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

8.14 **Minutes**

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings held, or by the chairman of the next succeeding meeting of the Warrantholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

8.15 **Instruments in Writing**

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by Warrantholders entitled to acquire $66^{2/3}$% of the aggregate number of Warrant Shares that can be acquired pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression "extraordinary resolution" when used in this indenture shall include an instrument so signed.

8.16 **Binding Effect of Resolutions**

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 8 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from the meeting, and every instrument in writing signed by Warrantholders in accordance with section 8.15 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for its funding and indemnity herein contained) shall be bound to give

effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

8.17 **Holdings by Company Disregarded**

In determining whether the requisite number of Warrantholders are present at a meeting of Warrantholders for the purpose of obtaining a quorum or have voted or consented to any resolution, extraordinary resolution, consent, waiver, Warrantholders' Request or other action under this indenture, Warrants owned by the Company, its subsidiaries and any partnership of which the Company is directly or indirectly a party to shall be deemed to be not outstanding. The Company shall provide, upon the written request of the Warrant Agent, a certificate as to the registration particulars of any Warrants held by the Company.

ARTICLE 9
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

9.1 **Provision for Supplemental Indentures for Certain Purposes**

From time to time the Company (if properly authorized by its directors) and the Warrant Agent may, subject to the provisions of this indenture, and they shall, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel, as are necessary or desirable in the premises, provided that the same are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders;

(b) setting forth adjustments in the application of Article 5, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced thereby;

(c) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d) giving effect to any extraordinary resolution passed as provided in Article 8;

(e) making such provisions not inconsistent with this indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f) adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

(g) amending any of the provisions of this indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Warrantholders, as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental

indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h) for any other purpose not inconsistent with the terms of this indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced thereby.

9.2 **Successor Companies**

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a "**successor company**"), the successor company resulting from the amalgamation, consolidation, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form to the Warrant Agent, based on the advice of counsel, and executed and delivered to the Warrant Agent, expressly assume those obligations.

ARTICLE 10
CONCERNING THE WARRANT AGENT

10.1 **Warrant Indenture Legislation**

(1) If and to the extent that any provision of this indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2) The Company and the Warrant Agent agree that each will at all times in relation to this indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

10.2 **Rights and Duties of Warrant Agent**

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this indenture, the Warrant Agent shall act honestly and in good faith and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in performing the duties of an escrow agent or warrant agent in comparable circumstances. No provision of this indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own gross negligence or fraud.

(2) The Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this indenture unless and until it shall have received a Warrantholder's Request specifying the act, action or proceeding which the Warrant Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its directors, officers, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this indenture shall require the Warrant Agent to expend or risk its own funds or

otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3) The Warrant Agent may, before commencing any act, action or proceeding or at any time during the continuance thereof, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(4) The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, indentures or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(5) In this indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

(6) The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the holders hereunder shall be conditional upon the holders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this indenture shall require the Warrant Agent to risk or expend its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

10.3 **Evidence, Experts and Advisers**

(1) In addition to the reports, certificates, opinions and other evidence required by this indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as the Warrant Agent may reasonably require by written notice to the Company.

(2) In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or pursuant to a request of the Warrant Agent. The Warrant Agent shall be under no responsibility in respect of the validity of this indenture or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be

issued upon the right to acquire provided for in this indenture and/or in any Warrant Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3) The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(4) The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent shall be paid by the Company in accordance with section 6.2.

(5) The Warrant Agent may, as a condition precedent to any action to be taken by it under this indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

10.4 Securities, Documents and Monies Held by Warrant Agent

The Warrant Agent may retain any cash balance held in connection with this Warrant Indenture and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Warrant Agent and its Affiliates shall not be liable to account for any profit to the Company or any other person or entity other than at a rate, if any, established from time to time by the Warrant Agent or its Affiliates.

For the purpose of this Section, "**Affiliate**" means affiliated companies within the meaning of the *Business Corporations Act* (British Columbia).

10.5 Action by Warrant Agent to Protect Interests

Subject to the provisions of this indenture and Applicable Legislation, the Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

10.6 Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties and powers under this indenture or otherwise, subject to section 10.9.

10.7 Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to the performance of the duties of the Warrant Agent pursuant to this indenture, it is expressly declared and agreed as follows:

(1) The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this indenture or in the Warrants (except the representations contained in sections 10.10 and 10.12 or in the certificate of the Warrant Agent on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representations contained in sections 10.10 and 10.12 or in the certificate of the Warrant Agent on the Warrants).

(2) Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this indenture or any instrument ancillary or supplemental hereto.

(3) The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4) The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, Agent or servants of the Company.

(5) Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this indenture. The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

10.8 **Replacement of Warrant Agent**

(1) Subject to subsection 11.7 hereof, the Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days' notice in writing or such shorter notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing that appointment by the Company, the retiring Warrant Agent (at the Company's expense) or any Warrantholder may apply to a justice of the British Columbia Supreme Court, on such notice as the justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust company in the province of British Columbia. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor Warrant Agent shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration

and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2) Upon the appointment of a successor Warrant Agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in section 11.2.

(3) Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Warrant Agent under subsection 10.8(1).

(4) Any Warrants countersigned but not delivered by a predecessor Warrant Agent may be countersigned by the new or successor Warrant Agent in the name of the predecessor or the new or successor Warrant Agent.

10.9 **Conflict of Interest**

(1) The Warrant Agent represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists which it is aware of in the Warrant Agent's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign as the Warrant Agent hereunder.

(2) Subject to subsection 10.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company, may act as registrar and transfer agent for the Common Shares and generally may contract and enter into financial transactions with the Company, all without being liable to account for any profit made thereby.

10.10 **Acceptance of Duties**

The Warrant Agent hereby accepts the duties in this indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

10.11 **Warrant Agent Not to be Appointed Receiver**

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

10.12 **Authorization to Carry on Business**

The Warrant Agent represents to the Company that it is registered to carry on the business of a trust company in the province of British Columbia.

ARTICLE 11
GENERAL

11.1 **Notice to the Company and the Warrant Agent**

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given if delivered or if sent by registered mail, postage prepaid or if transmitted by telecopier:

(a) If to the Company, to:

Bear Creek Mining Corporation
1050 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Attention: Andrew T. Swarthout, President and CEO
Fax: (604) 685-6268

with a copy to:

DuMoulin Black LLP
10th Floor – 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Attention: Corey M. Dean
Fax: (604) 687-8772

(b) If to the Warrant Agent, to:

Pacific Corporate Trust Company
510 Burrard Street, 3rd Floor
Vancouver, British Columbia,
V6C 3B9

Attention: Manager, Client Services
Fax: (604) 689-8144

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that day is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day following the transmission.

(2) The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 11.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this indenture. A copy of any notice of change of address given pursuant to this subsection 11.1(2) shall be available for inspection at the office of the Warrant Agent in Vancouver, British Columbia by Warrantholders during normal business hours.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 11.1(1) by cable, telegram, telex, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, telecopier or other means of prepaid, transmitted,

recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

11.2 **Notice to the Warrantholders**

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to Warrantholders shall be deemed to be validly given if the notice is sent by letter mail, postage prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Warrant Agent and if in the case of joint holders of any Warrants more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address, as the case may be, so appearing. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the next Business Day if delivered by mail.

(2) If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in Vancouver, British Columbia; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary, relying on the advice of counsel, for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

11.3 **Discretion of Directors**

Any matter provided herein to be determined by the directors of the Company in their sole discretion and determination so made will be conclusive.

11.4 **Satisfaction and Discharge of Indenture**

Upon the date by which there shall have been delivered to the Warrant Agent for exercise or destruction in accordance with the provisions hereof of all Warrants theretofore certified hereunder, this indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder any such satisfaction and discharge of the Company's obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Company against the Warrant Agent.

11.5 **Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders**

Nothing in this indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.6 **Third Party Interests**

Each party to this indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

11.7 **Not Bound to Act**

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

11.8 **Privacy Provision**

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this indenture. Despite any other provision of this indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this indenture and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

11.9 **Counterparts and Formal Date**

This indenture may be executed in several counterparts and delivered by facsimile or other electronic means, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this indenture.

IN WITNESS WHEREOF the parties hereto have executed this indenture under the hands of their proper officers in that behalf.

BEAR CREEK MINING CORPORATION

By: *"Signed"*
Authorized Signing Officer

PACIFIC CORPORATE TRUST COMPANY

By: *"Signed"*
Authorized Signing Officer

By: *"Signed"*
Authorized Signing Officer

SCHEDULE A TO INDENTURE

FORM OF WARRANT CERTIFICATE

(SEE ATTACHED)

NUMBER

ZQ000000

WARRANTS

0****
0**
****0****
*****0***
******0**

SHARE PURCHASE WARRANTS TO PURCHASE COMMON SHARES OF

BEAR CREEK MINING CORPORATION

CONTINUED UNDER THE LAWS OF BRITISH COLUMBIA

ISIN: CA 07380N1463

THIS CERTIFIES THAT, FOR VALUE RECEIVED

SPECIMEN

IS THE REGISTERED HOLDER OF

ZERO

SPECIMEN * ZQ000000 * CA07380N1463 * 0 WARRANTS OF BEAR CREEK MINING CORPORATION * SPECIMEN ** ZQ000000 ** CA07380N1463 ** 0 WARRANTS OF BEAR CREEK MINING CORPORATION ** SPECIMEN *** ZQ000000 *** CA07380N1463 *** 0 WARRANTS OF BEAR CREEK MINING CORPORATION *** ZQ000000 **** CA07380N1463 **** 0 WARRANTS OF BEAR CREEK MINING CORPORATION **** SPECIMEN ***** ZQ000000 ***** CA07380N1463 ***** 0 WARRANTS OF BEAR CREEK MINING CORPORATION ****** SPECIMEN ****** ZQ000000 ****** CA07380N1463 ****** 0 WARRANTS OF BEAR CREEK MINING CORPORATION ******* SPECIMEN ******* ZQ000000 ******* CA07380N1463 ******* 0 WARRANTS OF BEAR CREEK MINING CORPORATION ******** SPECIMEN ******** ZQ000000 ******** CA07380N1463 ******** 0 WARRANTS OF BEAR CREEK MINING CORPORATION

SHARE PURCHASE WARRANTS

("Warrants") to purchase common shares in the capital of Bear Creek Mining Corporation (the "Company") as set forth in this Warrant certificate ("Warrant Certificate"). Each Warrant represented hereby entitles the holder thereof to acquire one fully paid and non-assessable common share in the capital of the Company (a "Warrant Share"), as such shares were constituted on the date of issue of this Warrant Certificate, in the manner and subject to the restrictions and adjustments set forth herein, at any time prior to 4.30 p.m. (Vancouver time) on August 1, 2009 (the "Expiry Time") at the price of CDN$10.50 per Common Share, subject to adjustment in accordance with the provisions of the Indenture (as defined below).

The Warrants represented by this Warrant Certificate are issued under and pursuant to a Warrant indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "Indenture") dated August 1, 2007 between the Company and Pacific Corporate Trust Company (the "Warrant Agent"). Reference is made to the Indenture for a full description of the rights of the holders of the Warrants and the terms and conditions upon which the Warrants are, or are to be issued and held, with the same effect as if the provisions of the Indenture and all instruments supplemental thereto were set forth herein. By acceptance hereof, the holder assents to all provisions of the Indenture. In the event of a conflict between the terms and conditions of this Warrant Certificate and the Indenture, the provisions of the Indenture shall govern. Capitalized terms not herein defined shall have the meanings ascribed to them in the Indenture.

The right to acquire Warrant Shares hereunder may be exercised by the holder at any time prior to the Expiry Time by surrendering this Warrant Certificate to the Warrant Agent at its office in Vancouver, British Columbia together with:

(a) a duly completed and executed Exercise Form on the reverse of this Warrant Certificate;

(b) a certified cheque, bank draft or money order in lawful money of Canada payable to the order of the Company for the aggregate purchase price of the Warrant Shares so subscribed for; and

(c) any opinion or other document required by the Exercise Form.

This Warrant Certificate and the documents referred to in items (a) through (c) above will be deemed to be surrendered only upon personal delivery of all of the foregoing or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

Upon surrender of these Warrants, the person or persons in whose name or names the Warrant Shares issuable upon exercise of the Warrants are to be issued shall be deemed for all purposes (except as provided in the Indenture) to be the holder or holders of record of such Warrant Shares, and the Company has covenanted that it will (subject to the provisions of the Indenture) cause a certificate or certificates representing such Warrant Shares to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within five Business Days.

The registered holder of this Warrant Certificate may acquire any lesser number of Warrant Shares than the number of Warrant Shares which may be acquired for the Warrants represented by this Warrant Certificate. In such event, the holder shall be entitled to receive a new certificate for the balance of the Warrant Shares which may be acquired. No fractional Warrant Shares will be issued.

The Indenture contains provisions for the adjustment to the right of subscription, including the exercise price payable for Common Shares issuable upon the exercise of the Warrants and the amount or class and kind of securities or other property that are issuable upon the exercise of the Warrants upon the happening of certain events as set forth in the Indenture, in the manner set forth therein.

The Warrants and the Warrant Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Warrants may not be exercised by, or for the account or benefit of, a U.S. Person or a person in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or pursuant to an exemption from such registration requirements. "United States" and "U.S. Person" are as defined in Regulation S under the U.S. Securities Act.

Neither the Warrants nor the Warrant Shares issuable upon exercise thereof have been approved or passed upon by the Securities and Exchange Commission, or by any other federal or state agency, and any representation to the contrary is a criminal offence.

Warrants may only be transferred in compliance with the conditions of the Indenture on the register to be kept by and at the principal office of the Warrant Agent in the City of Vancouver, British Columbia, and by the Warrant Agent or such other registrar as the Company, with the approval of the Warrant Agent, may appoint at such other place or places, if any, as may be designated, upon surrender of this Warrant Certificate to the Warrant Agent or other registrar accompanied by a duly completed and executed Transfer Form on the reverse of this Warrant Certificate satisfactory to the Warrant Agent or other registrar and upon compliance with the conditions prescribed in the Indenture and with such reasonable requirements as the Warrant Agent or other registrar may prescribe and upon the transfer being duly noted thereon by the Warrant Agent or other registrar.

The Indenture also contains provisions making binding on all Warrantholders outstanding thereunder resolutions passed at meetings of Warrantholders held in accordance with the provisions of the Indenture and instruments in writing signed by Warrantholders entitled to purchase a specific majority of the Common Shares that can be purchased pursuant to such Warrants.

This Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Warrant Agent.

Time shall be of the essence hereof. This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and shall be treated in all respects as a British Columbia contract.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer.

Director

Secretary

DATED July 26, 2007

COUNTERSIGNED AND REGISTERED

PACIFIC CORPORATE SERVICES LTD VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY: ______________________

SECURITY INSTRUCTIONS ON REVERSE — VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

The Shares represented by this Certificate are transferable at the offices of Pacific Corporate Services Ltd, Vancouver, British Columbia.

PCS VAN 3109245

3109245

EXERCISE FORM

TO: Bear Creek Mining Corporation (the "Company")
c/o Pacific Corporate Trust Company
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

The undersigned hereby exercises the right to acquire Common Shares of the Company (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Indenture) and encloses a bank draft, certified cheque or money order in lawful money of Canada payable to "Bear Creek Mining Corporation" for the aggregate Exercise Price for such Common Shares.

The Common Shares (or other securities or property) are to be issued as follows:

Name: ______________________________
(print clearly)

Address in full: ______________________________

Social Insurance or Social Security Number: ______________________________

Number of Common Shares: ______________________________

Such securities (please check one):

☐ (a) should be sent by first class mail to the address provided herewith

OR

☐ (b) should be held for pick up at the office of the Warrant Agent at which this Warrant Certificate is deposited

As at the time of exercise hereunder, the undersigned represents, warrants and certifies as follows:

☐ (A) the undersigned holder at the time of exercise of the Warrants is not in the United States, is not a "U.S. person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and is not exercising the Warrants on behalf of, or for the account or benefit of a U.S. person and did not execute or deliver this Exercise Form in the United States; OR

☐ (B) the undersigned holder is in the United States or is a "U.S. person" and has delivered to the Company and the Warrant Agent an opinion of counsel (which will not be sufficient unless it is in form and substance satisfactory to the Company) to the effect that, with respect to the Common Shares to be delivered upon exercise of this Warrant, the issuance of such securities has been registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available; OR

☐ (C) the undersigned holder is in the United States or is a "U.S. person" and (i) on the date of exercise of the Warrants, is an "accredited investor" as defined in Rule 501(a) of Regulation D under the U.S. Securities Act and (ii) has delivered to the Company a U.S. Accredited Investor Certificate in the form attached as Schedule B to the Indenture (a copy of such Certificate may be obtained free of charge from the Warrant Agent).

"United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box (B) or (C) above is checked.

The undersigned holder understands that unless Box (A) above is checked, the certificate representing the Common Shares issued upon exercise of the Warrants will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

In the absence of instructions to the contrary, the securities or other property will be issued in the name of or to the holder hereof and will be sent by letter mail to the last address of the holder appearing on the register maintained for the Warrants.

DATED the ________ day of __________________, 20____.

______________________ Signature Guaranteed	______________________ (Signature of Warrantholder)
	______________________ Print full name
	______________________
	______________________ Print full address

Instructions:

1. The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised together with payment of the aggregate Exercise Price, by certified cheque, bank draft or money order payable to the order of "Bear Creek Mining Corporation" c/o the Warrant Agent at its principle office in the City of Vancouver, and such other documents as the Warrant Agent or the Company may reasonably require. Certificates for Common Shares will be delivered or mailed within five business days after the exercise of the Warrants.

2. The signature of the registered holder of the Warrant Certificate on the Exercise Form must be guaranteed by a major Canadian Chartered bank or an eligible guarantor institution with membership in an approved signature guarantee Medallion program.

3. If the Exercise Form is signed by a trustee, executor, administrator, curator, attorney, officer of a company or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

4. If Box (B) is checked, any opinion tendered must be from counsel of recognized standing in form and substance reasonably satisfactory to the Company. Holders planning to deliver an opinion of counsel in connection with the exercise of the Warrants should contact the Company in advance to determine whether any opinions tendered will be acceptable to the Company.

TRANSFER FORM

Any transfer of Warrants will require compliance with applicable securities legislation. Transferors and transferees are urged to contact counsel before effecting any such transfer.

FOR VALUE RECEIVED, the undersigned (the "Transferor") hereby sells, assigns and transfers unto (name) ______________________________ (the "Transferee") of ______________________________ (residential address) ______________ Warrants of Bear Creek Mining Corporation (the "Company") registered in the name of the undersigned represented by the attached Warrant certificate, and irrevocably appoints ______________ as the attorney of the undersigned to transfer the said securities on the books or register of transfers with full power of substitution.

The Transferor hereby certifies that (check either A, B or C):

____ (A) the Transferor is neither in the United States nor a U.S. person, and the offer to sell or otherwise transfer the Warrants was not made to a person in the United States and at the time the offer was accepted, the Transferor and any person acting on its behalf reasonably believed that the Transferee was outside the United States; OR

____ (B) the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the *Securities Act of 1933*, as amended (the "1933 Act"), in which case the Transferor has delivered or caused to be delivered by the Transferee a written opinion of U.S. legal counsel acceptable to the Company to the effect that the transfer of the Warrants is exempt from the registration requirements of the 1933 Act; OR

____ (C) the Transferor is in the United States or is a U.S. person, and the transfer of the Warrants is being made in reliance on Rule 904 of Regulation S under the 1933 Act, and has executed and delivered to the Company and the Warrant Agent the Form of Declaration for Removal of U.S. Legend attached as Schedule C to the Indenture

"United States" and "U.S. person" are as defined in Regulation S under the 1933 Act.

NOTICE: The signature of this transfer must correspond with the name as written upon the face of the Warrant certificate, in every particular, without alteration or enlargement or any change whatever, and must be by a major Canadian chartered bank or an eligible guarantor institution with membership in an approved signature guarantee Medallion program.

DATED this ____ day of _________, 20__.

______________________ Signature Guaranteed	______________________ (Signature of transferring Warrantholder)
	______________________ Print full name
	______________________
	______________________ Print full address



SCHEDULE B TO INDENTURE

U.S. ACCREDITED INVESTOR STATUS CERTIFICATE

TO: Bear Creek Mining Corporation (the "Corporation")

The capitalized terms not defined in this certificate shall have the meanings ascribed to them in that certain Warrant Indenture (the "**Warrant Indenture**") dated August 1, 2007 between the Corporation and Pacific Corporate Trust Company, as warrant agent.

In connection with the exercise of certain outstanding Warrants of the Corporation, the undersigned hereby represents, warrants and covenants to the Corporation (and acknowledges that the Corporation is relying thereon) that:

(a) the undersigned is purchasing the Warrant Shares either for its own account for investment purposes only or for the account of another U.S. Accredited Investor for which it is exercising sole investment discretion (a "**Beneficial Purchaser**") for investment purposes only and not with a view to resale or distribution in violation of the U.S. Securities Act or any state securities laws, and, in particular, neither the undersigned nor any Beneficial Purchaser has any agreement, understanding or intention to distribute either directly or indirectly any of the Warrant Shares; provided, however, that the undersigned may sell or otherwise dispose of any of the Warrant Shares in accordance with applicable legal requirements and the conditions set forth in paragraph (c) hereof;

(b) the undersigned, and each Beneficial Purchaser for whom it is acting, if any, satisfies one or more of the categories of U.S. Accredited Investor indicated below (**the undersigned must write "SUB" for the undersigned holder of Warrants and "BP" for the Beneficial Purchaser, if any, on the appropriate line(s)**):

_______ Category 1. A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_______ Category 2. A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_______ Category 3. A broker or dealer registered pursuant to Section 15 of the United States *Securities Exchange Act of 1934*; or

_______ Category 4. An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; or

_______ Category 5. An investment company registered under the United States *Investment Company Act of 1940*; or

_______ Category 6. A business development company as defined in Section 2(a)(48) of the United States *Investment Company Act of 1940*; or

_______ Category 7. A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States *Small Business Investment Act of 1958*; or

_______ Category 8. A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

_______ Category 9. An employee benefit plan within the meaning of the United States *Employee Retirement Income Security Act of 1974* in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are Accredited Investors; or

_______ Category 10. A private business development company as defined in Section 202(a)(22) of the United States *Investment Advisers Act of 1940*; or

_______ Category 11. An organization described in Section 501(c)(3) of the United States *Internal Revenue Code*, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

_______ Category 12. Any director or executive officer of the Corporation; or

_______ Category 13. A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds U.S.$1,000,000; or

_______ Category 14. A natural person who had an individual income in excess of U.S.$200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S.$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

_______ Category 15. A trust, with total assets in excess of U.S.$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

_______ Category 16. Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

(c) the undersigned understands that the Warrant Shares are restricted securities (as defined in Rule 144 under the U.S. Securities Act) and agrees that if it decides to offer, sell or otherwise transfer the Warrant Shares, it will not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

(i) the transfer is to the Corporation;

(ii) the transfer is outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act ("**Regulation S**") and in compliance with applicable local laws and regulations of the jurisdiction(s) in which such sale is made;

(iii) the transfer is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

(iv) the Warrant Shares are transferred in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws,

and, in the case of the transfers contemplated by paragraphs (c)(iii) or (iv) above, the undersigned has prior to such transfer furnished to the Corporation an opinion of counsel of recognized standing or other evidence of exemption, in either case reasonably satisfactory to the Corporation;

(d) the undersigned understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, the certificates representing the Warrant Shares, and all securities issued in exchange therefor or in substitution thereof, will bear a legend in substantially the following form:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) (1) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (2) WITH THE PRIOR CONSENT OF THE COMPANY, IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if any of the Warrant Shares are being sold under clause (B) above, at a time when the Corporation is a "foreign issuer" as defined in Rule 902 under Regulation S, the legend set forth above may be removed by providing a declaration to the Corporation and its transfer agent in the form attached as Schedule C to the Warrant Indenture (or as the Corporation may from time to time prescribe), and provided that the Corporation may at any time rescind this procedure for the removal of restrictive legends if it determines that this procedure no longer complies with applicable legal requirements or the requirements of its transfer agent; and

provided further, that if any of the Warrant Shares are being sold under clause (C) above, the legend may be removed by delivery to the Corporation's transfer agent of an opinion satisfactory to the Corporation to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(e) the undersigned consents to the Corporation making a notation on its records or giving instruction to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described herein;

(f) the undersigned understands and acknowledges that the Warrant Shares have not been and will not be registered under the U.S. Securities Act, that the sale contemplated hereby is being made in reliance on an exemption from registration under the U.S. Securities Act for nonpublic offerings, and that the Corporation has no obligation or present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Warrant Shares in the United States;

(g) the undersigned acknowledges that it has not purchased the Warrant Shares as a result of any form of general solicitation or general advertising (as such terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h) the undersigned understands and agrees that (i) there may be material tax consequences to the undersigned and any Beneficial Purchaser of an acquisition or disposition of any of the Warrant Shares; and (ii) the Corporation gives no opinion and makes no representation with respect to the tax consequences to the undersigned or any Beneficial Purchaser under United States, state, local or foreign tax law of an acquisition or disposition of such Warrant Shares; and

(i) the undersigned acknowledges that an investment in the Warrant Shares is speculative and that it has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Warrant Shares and it is and any Beneficial Purchaser is able to bear the economic risk of loss of such investment.

DATED ________________, 200__.

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SCHEDULE C TO INDENTURE

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO: PACIFIC CORPORATE TRUST COMPANY
AND TO: BEAR CREEK MINING CORPORATION (the "Corporation")

The undersigned acknowledges that the sale of the securities of the Corporation to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), and certifies that: (1) the undersigned is not an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act); (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange or any other designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated ______________________________, ________.

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We have read the foregoing representations of our customer, __________________________ (the "Seller"), dated ____________________, with regard to our sale, for such Seller's account, of the securities of the Corporation referenced above which are represented by certificate number _____________ (the "Securities"), and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of a Canadian stock exchange designated in Regulation S (including the TSX Venture Exchange), or another designated offshore securities market as defined in Regulation S under the U.S. Securities Act, and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such Securities. Terms used herein have the meanings given to them by Regulation S.

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National Instrument 43-101 Technical Report

Property Report for the Santa Ana Project, Department of Puno, Peru



Respectfully presented to:
Bear Creek Mining Corporation

Prepared by:
Michael A. McClave
9606 West Ownby Drive
Nine Mile Falls, Washington 99026
USA
Phone: (509) 466-5039

July 2, 2007

SUMMARY

The Santa Ana Silver Project is an emerging exploration discovery of potentially bulk-minable silver mineralization. It is located about 120 km in a direct-line distance or three hours drive on predominantly paved roads south-southeast from the city of Puno, in southern Peru, at elevations from 4150 m to 4300 m in the central Cordillera of the Andes Mountains range. The Santa Ana Project is an early stage exploration project of Bear Creek Mining Corporation (Bear Creek), which is a TSX-V listed exploration company (symbol: BCM) that is focused on metals exploration in Peru.

As of May 31, 2007, Bear Creek completed 42 shallow core drill holes (5033.6 meters total) and 4 surface trenches (224 meters total) over outcropping mineralization at the Santa Ana Silver Project. Industry standard practices are being used in the sampling and analysis of the rock. The project has defined a number of continuous intervals of 50 to 150 m in drilling (apparent widths) with grades of 1.0 to 3.0 ounces per tonne silver (30 to 100 ppm Ag) over a strike length of 800 m at the Central zone (Anomaly B area). In most holes, there are narrow zones of higher-grade mineralization (greater than 100 ppm Ag) surrounded by much longer runs of low-grade mineralization (greater than 20 ppm Ag). Drilling and other exploration activities continue to define the central zone of silver mineralization.

The Santa Ana Silver-Gold Project has both the upside potential and inherent risks associated with most emerging mineral deposit discoveries. The project remains sufficiently attractive to justify substantial current and future exploration expenditures in an effort to define a bulk-tonnage resource of silver-lead-zinc mineralization.

Bear Creek controls 6300 hectares of mineral concessions that encompass the Santa Ana Silver Project through claims staked and controlled 100% by Bear Creek.

Extensive early stage metallurgical testing has been done on samples from Santa Ana and the results have shown that the Santa Ana material responds very well to conventional cyanide leaching.

Geology and Mineralization

The geology at the Santa Ana Silver-Gold Project is best described as volcanic-hosted mineralization that is high level low-temperature epithermal polymetallic silver-lead-zinc

mineralization. Host rocks are Tertiary andesite volcanic flows and flow-breccias that are unconformably overlain by post-mineral volcanic tuffs.

Mineralization occurs in veins, breccias, and stockworks that outcrop along steep, north-trending structural corridors that have formed areas of preferential fluid flow in the pre-mineral volcanic rocks. The mineralization extends under post-mineral volcanics on the north and west end of the property. Mineralization exhibits typical epithermal textures of banded silica veining, chalcedonic silica veins and open-space fracture-filling. In the higher grade areas it is reported that argentite can easily be seen in hand specimen (Espinoza, 2007) and is usually in association with and surrounding very light colored sphalerite.

Exploration Potential

Historical work on the Santa Ana Silver Project consists of very small-scale underground mine workings that date back from colonial times. There is no data available on any of these workings. Since early 2005, Bear Creek has defined a large zone of silver mineralization at the Santa Ana Anomaly B, which extends along strike for approximately 1000 m. (this is just the south anomaly, both anomalies extend 2.8 kms). Bear Creek has been systematically drill testing the Santa Ana Anomaly B since June 2005, and has completed 42 core drill holes and 4 trenches that were all sampled at 2.0-meter intervals. Only 5 holes have not intersected silver mineralization and many have bottomed in mineralized rock.

The Santa Ana Anomaly B has been tested with first pass drilling. A zone of mineralization extends at least 800 m along strike, to depths of about 100 m (limits of drilling thus far), and across cumulative mineralized widths of 50 m to over 400 m. The full extent of mineralization has not been delineated and there is insufficient drill density to confirm the inferred continuity of geology and mineralization; however, the size of the area drilled and trenched to date has the potential to contain more than 100 million tonnes of mineralized material at grades of 1.0 to 7.0 ounces per tonne silver (Note: A resource has not yet been delineated or estimated for the Santa Ana Silver Project). Significant drill intercepts for some of the core holes include the following (See Table 9.2 for a complete summary of drill intercepts):

SA-2B 152 m @ 96.3 g/t Ag

SA-2A 139 m @ 34.6 g/t Ag

SA-3 48 m @ 88.2 g/t Ag

SA-3A 58 m @ 84.2 g/t Ag

SA-12 46 m @ 89.0 g/t Ag

SA-10C 86 m @ 38.4 g/t Ag

Conclusions and Recommendations

The Santa Ana Silver Project is a significant discovery of silver mineralization that has the potential to develop bulk tonnages with grades ranging from 30 g/t to 90 g/t (1.0 to 3.0 ounces per tonne) and with additional local high-grade areas of up to 930 g/t (30 oz/t) silver material. The project is in the early stages of exploration drilling with additional drilling in progress and planned. The exploration work conducted to date (May 2007) by Bear Creek Mining Corporation includes detailed mapping and surface sampling, systematic trench sampling, and shallow-angle core drilling, based on mineralized trenches and outcrops. That work has been thorough, appropriately documented, and has been applied using industry standard practices. The exploration results are verifiable in the field.

Bear Creek is pursuing an extended exploration and in-fill drilling program. This program is strongly recommended to advance the Santa Ana Silver Project to the next step, which is resource definition. The recommended program would involve approximately an additional 50 to 60 drill holes in Phase I to achieve an Inferred Resource at an estimated cost of $2.05 million. It would also involve a Phase II drilling of perhaps 75 additional in-fill holes at an additional cost of $2.325 million. These two phases would have the goal of collecting sufficient information to achieve a drill density necessary to complete an estimation of Measured and Indicated Resources. An itemization of recommended Phase I and Phase II work and associated costs are provided in Section 19.0 of this report.

TABLE OF CONTENT

LIST OF TABLES

LIST OF FIGURES

MAPS AND ILLUSTRATIONS

APPENDICES

1.0 INTRODUCTION AND TERMS OF REFERENCE

In May 2005, Bear Creek Mining Corporation discussed with Michael A. McClave the task of reviewing the site geology of the Santa Ana Project in Peru. Mr. McClave agreed to complete the project review of the property and to provide an independent opinion to Bear Creek. McClave again visited the property in the field in October 2006 to examine the core and make drilling suggestions. In February of 2007, he reviewed the data in the office in Lima and discussed the project with Mr. Volkert. Subsequently Bear Creak asked Mr. McClave to prepare a Canadian National Instrument 43-101 (NI 43-101) compliant Technical Report for the Santa Ana project.

1.1 Introduction

The Santa Ana Silver Project is a recent discovery by Bear Creek Mining Corporation of bulk-tonnage silver mineralization hosted in volcanic rocks at elevations between 4150 and 4300 m in southern Peru. The limits of this system have not yet been defined by drilling. It is an early stage exploration property that has developed significant intervals (+100 m) of 30 to 90 gram per tonne of silver in both trenches and initial drill holes. Exploration drilling and other exploration activities are ongoing at the Santa Ana Silver Project.

This report is a technical document based on the information available for the Santa Ana Silver Project. This report has been prepared at the request of Bear Creek Mining Corporation (stock symbol is BCM on the TSX-V exchange), which is the parent company of Bear Creek Mining Company Sucursal Del Peru. This company is a wholly owned, Peru-based subsidiary with offices at Av. Del Parque Sur #420, San Isidro, Lima, Peru (web site:www.bearcreekmining.com).

1.2 Purpose of Report

The purpose of this report on the Santa Ana Silver Project is to provide an initial technical report, which is prepared according to Canadian National Instrument NI 43-101 guidelines. Form NI 43-101F1 was used as the format for this report.

The intent of this technical report is to provide the reader with a comprehensive review of the exploration activities conducted through May 2007 at the Santa Ana Silver Project. As the Santa Ana property is in the early stages of drilling, there is no defined resource according to NI 43-101 guidelines. Therefore, this report includes discussions

of Sections 1 through 20 (Recommendations) of Form NI 43-101F1, but does not include a discussion of Mineral Resource and Mineral Reserve Estimates (Section 17). This report is prepared using the industry accepted "Best Practices and Reporting Guidelines" for disclosing mineral exploration information, and the Canadian Securities Administrators guidelines for NI 43-101 and Companion Policy 43-101CP.

1.3 Sources of Information and Data

The author reviewed data provided by Bear Creek Mining Corporation, and conducted field investigations to confirm the data. Those data sources include hard copy data and files and digital files located in the offices of Bear Creek Mining Company Sucursal Del Peru. In addition, drill core was examined at the camp site for the Santa Ana Silver Project. David F. Volkert, P.Geo. Bear Creek Mining's Vice President Exploration, and Marc Leduc, P.Eng. Bear Creek Mining's Vice President Technical Services facilitated the data review and supplied additional information. Christian Rios, the Santa Ana Project Geologist, provided the author with extensive assistance and fruitful discussions and observations during both of the author's site visits. Bear Creek has availed itself of the consulting services of two highly respected consultants, Greg Corbett and Gagliuffi Espinoza. Corbett has commented on the geochemistry and origin of the deposit. Espinoza has completed preliminary petrographic and mineralographic studies. The reports of both these specialists have been reviewed and referred to.

1.4 Field Involvement by Report Authors

Michael McClave, P.G.

Michael McClave conducted onsite reviews of the property during the periods of January 13 – January 30, 2005 and October 25 – October 30, 2006. He also conducted a review of data and maps in the offices of Bear Creek in Lima, Peru, on March 1-2, 2007. Mr. McClave is a "Qualified Person" as defined by NI 43-101, and is the Qualified Person responsible for all sections of this report other than section 13 (Data Validation).

John Brophy, P. Geo.

The Data Validation section is being written by John Brophy, P. Geo. who completed the independent sampling of the Santa Ana Silver Project.

1.5 Definitions of Terms

Metric units of measure are used in this report as these are the commonly used units of measure in Peru. Analytical results are generally reported as parts per million (ppm), grams per tonne (g/t), or troy ounces per metric tonne (oz/t) for silver (Ag), and percent for lead (Pb), zinc (Zn), and copper (Cu).

1.6 Units of Measure

The following list of conversions is provided for the convenience of readers that are more familiar with the English system.

Linear Measure

1 centimeter (cm) = 0.394 inches

1 meter (m) = 3.2808 feet

1 kilometer (km) = 0.6214 miles

Area Measure

1 hectare = 100 m by 100 m = 2.47 acres

1 square kilometer = 247.1 acres = 0.3861 square miles

Weight

1 metric ton (tonne) = 2204.6 pounds = 1.1023 short tons

1 kilogram (kg) = 35.274 oz = 2.205 pounds = 32.151 troy ounces

Analytical Values

1.0 gram/tonne = 1.0 ppm = 0.0321507 oz Troy/tonne = 0.0291667 oz Troy/short ton

1.0 oz Troy/tonne = 31.1035 g/t

1.0 oz Troy/short ton = 34.2857 g/t

1.7 Acronyms

Frequently used acronyms are listed below.

AAS Atomic absorption spectroscopy, an analytical procedure

CF Plot Cumulative Frequency Plot; a graphical statistical display of a range of data values

ICP Inductively-coupled plasma emission spectroscopy, an analytical procedure

QA/QC Quality Assurance/Quality Control; procedures used to assure accuracy and consistency of analytical results

g/t Grams per tonne

oz/t Ounces Troy per tonne (metric ton)

oz/T Ounces Troy per ton (short ton)

ppb Parts per billion

ppm Parts per million

1.8 Glossary of Mining, Geological and Other Technical Terms

Autobreccia: Used here in the context of volcanic flows, the broken upper part of a typical lava flow forming rubble typical of viscous flows and often accumulating at the flow front. The flow top will tend to be glassy, having been flash frozen in contact with the air or water.

Bear Creek: Refers to Bear Creek Mining Corporation and/or Bear Creek Mining Company Sucursal Del Peru.

Cryptomelane: A group of manganese oxides including the mineral cryptomelane $[K(Mn^{+2},Mn^{+4})_8O_{16}]$ hollandite $[Ba(Mn^{+4},Mn^{+2})_8O_{16}]$ and coronadite $[Pb(Mn^{+4},Mn^{+2})_8O_{16}]$. All are black to dark gray secondary manganese minerals occurring in oxide zones with habits that are commonly massive but may be botryoidal, radial fibrous to loosely aggregated and porous.

2.0 DISCLAIMER

The authors, as a Qualified Persons, have relied upon data provided by Bear Creek Mining Corporation and Bear Creek Mining Company Sucursal Del Peru (collectively Bear Creek), for the basic data that supports the Santa Ana Silver Project exploration results. In the opinion of the authors, that information is both credible and verifiable in the field. It is also the opinion of the authors that no material information relative to the Santa Ana Silver Project has been neglected or omitted.

The authors are not a Qualified Persons regarding issues of land tenure and land title in Peru. The authors are not qualified with respect to environmental and permitting laws and regulations in Peru.

The authors' statements and conclusions in this report are based upon the information at the time of the property visits and the exploration database as of May 31, 2007. Exploration is ongoing at the Santa Ana Silver Project and it is to be expected that new data and exploration results may change some interpretations, conclusions, and recommendations going forward.

3.0 DESCRIPTION AND LOCATION OF THE PROPERTY

The Santa Ana Property is located approximately 45 km west of Desaguadero, a small city located on the Bolivian – Peruvian border near the shore of Lake Titicaca, 120 km south of the much larger city of Puno in the Department of Puno in southeastern Peru.

The Santa Ana property covers an area of 6,300 hectares in an area to the south of the village of Huacullani and about 120 km south of Puno. Approximate UTM grid coordinates for the approximate center of the main portion of the property are 8158000 North and 466000 East using the Prov. S. Am '56 map datum (zone 19).

Figure 3.1: Location Map of Santa Ana.


75°
72°
Cusco
N
PUNO
Nasca
Rescatada
Puno
Santa Ana
Arequipa
Bolivia
Tacna
Chile
100 km
100 mi

The property consists of seven claims: the Karina 9-A, Karina 1, Karina 2, Karina 3, Karina 5, Karina 6 and Karina 7. The legal requirements regarding these claims are unknown to the author. The Karina 3 block is south of and separated from the main group of claims. Reconnaissance examination of these claims suggests that they are entirely underlain by sedimentary rocks that are unlikely to carry any economic mineralization.

The Company has the option to acquire a 100% interest in the seven mineral claims which comprises 6,300 hectares. The claims are subject to payments under a finder's fee agreement to a Peruvian individual of which $15,000 was paid upon receipt of title and $15,000 was paid upon initiation of drilling. Additionally, according to the finder's fee agreement, the property is subject to a payment of 3% of direct exploration expenditures to a maximum lifetime payment of $280,000.

The mineral titles are currently held on behalf of the Company by a third party. The Company has initiated a process to transfer the titles to its name under a Supreme Decree, whereby a foreign controlled entity such as Bear Creek Mining Corporation can hold title to mineral rights located within the 50 kilometer border zone of Peru. Upon transfer of title, the Company will make a total payment of $7,000 to the third party.

A list of the claims and their size are found below in Table 3.1.

Table 3.1: List of Concessions

SANTA ANA PROJECT – MINING CONCESSIONS			
Nº	Concession	Concession Number	Hectares
1	Karina 9-A (Shown as Karina in Figure 3.2)	010146204	1000.00
2	Karina 1	010146304	700.00
3	Karina 2	010146404	1000.00
4	Karina 3	010146504	900.00
5	Karina 5	010367604	700.00
6	Karina 6	010367804	1000.00
7	Karina 7	010367704	1000.00

Figure 3.2: Claim Map


SANTA ANA PROSPECT, PERU
KARINA 7
KARINA 5
ANOMALY "A"
KARINA
KARINA 1
ANOMALY "B"
KARINA 2
KARINA 6
BCMC
Claims
6,300 Ha
KARINA 3

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURES AND PHYSIOGRAPHY

4.1 Accessibility

The property is reached by driving west from Desaguadero on paved and graveled roads 44 km to the village of Huacullani, then south on a good dirt road another 4.9 km to Anomaly B, the most prospective portion of the property. In good weather, two-wheeled drive vehicles can access the property; off road or wet weather travel requires four-wheel drive vehicles.

4.2 Climate

The climate of the region is typical of the high Andes of Peru. There is a dry and wet season with little precipitation from May through September with the wettest months from January through March. The temperatures are very mild with average day time high temperature always above freezing. But occasionally the nighttime temperatures will go below freezing.

There are no climatic conditions that would cause the project great operational difficulty. The largest concern will be managing storm water but this is a concern at all mine sites and can be managed with proper controls.

Vegetation is primarily the stiff siliceous bunch grass found at these altitudes in the Andes. Trees are nearly absent.

The property lies within a volcanic upland to the south of Huacullani. Elevations generally vary from 4200 meters to 4300 meters above sea level. A stream flows through the broad valley east of Anomaly B that could probably be sufficiently developed to provide water necessary for mining and processing assuming water rights can be obtained.

4.3 Local Resources

The local resources are very good for mining. Huacullani is a small provincial town with small scale farming being the primary economic activities. The farming is mostly limited to growing of market vegetables (potatoes and corn) and the herding of sheep and

cattle. The local exploration labor force comes from the near by communities. There is no history of mining in the vicinity of the project during the recent past.

4.4 Infrastructure

The infrastructure is excellent for exploration with a very good paved highway 10 km north of the project. Water for exploration is taken from the small stream that runs through the middle of the project. Water for mining operations could be obtained from a large river located 10 km to the north of the project (next to the paved highway). Power for exploration can be supplied by generators but for a mining operation a power line would likely need to be constructed and connected to the national grid at the main power terminus located in Moncagua (80 km to the northwest).

The project area has a moderate topography so the construction of site access roads is quite easy compared to other projects in Peru where there is more severe topography.

There is only one small structure in the project area and it is used by the exploration group for offices, accommodations and a kitchen. Any mine development will require the installation of all new site infrastructure for the project.

4.5 Physiography

The physiographic features are moderate to gentle and access is easy to all parts of the project either by 4X4 truck or on foot. The project is located at the top of mesa shaped mountain with the top of the mesa forming a gentle bowl shape. The sides of the mesa are more rugged than the project site so, as a result, the access road from Huacullani to the top of the mesa is more sinuous and steeper than other roads in the area. The project is located at 4200 meters.

5.0 HISTORY

Bear Creek Mining Corporation became aware of old Colonial workings on the Santa Ana property and began serious exploration during the second half of 2004. Otherwise, little is known of the exploration history of the property. The Spanish in the Colonial era had a significant, but modest, vein mining operation here with most of the workings concentrated at the southern end of Anomaly B.

Initially, Bear Creek Mining Corporation's work consisted of geologic mapping, limited trenching and extensive rock sampling. After that geophysical studies consisting of magnetic and I.P. surveys were carried out on the property. Following this, two phases of drilling were undertaken to establish the existence and extent of mineralization that extends from surface.

Currently, Bear Creek has initiated a third phase of drilling and an extensive surface soil geochemical sampling program in areas of cover.

The results of the first 2 phases of drilling, the surface sampling and the most recent results from the third phase of drilling are included in this report.

6.0 GEOLOGIC SETTING

The regional geology in the Santa Ana area is poorly described and has only been studied by government geologists in a very general way. The Santa Ana property occupies a broad volcanic upland that lies between extensive exposures of thin-bedded gray lithic sandstones and red beds that underlie both Huacullani and the region to the south of the volcanics in the area of the Karina 3 claim block. The central and western portion of the upland is occupied by a sequence of fine-grained andesite flows that strike generally north and dip to the west at angles ranging from 15° to 45°. To the west, these flows, which are the hosts for most of the mineralization, are capped by flows of coarse-grained dacitic porphyry that, in turn are overlain unconformably by a thick sequence of dacitic volcanoclastic rocks.

Mineralization on the property is largely confined to two areas of significant alteration and fracturing along a broad and extensive north-south structural corridor. The two areas, designated Anomaly A to the north and Anomaly B to the south, are shown on figure 3.2. The geology and drill hole and trench locations of Anomaly B are shown on Map 1.

To the east and southeast of Anomaly B, the andesite flows give way rapidly to andesite breccia with angular clasts and a tightly closed framework—probably an autobreccia. This, in turn, gives way to thinner flows of brecciated andesite interbedded with flows and tuffs. These units dip gently to the east, implying a north-south arch through the central portion of the property, probably coinciding with the small quartz porphyry intrusion exposed in Anomaly A.

Presumably, the sandstones exposed to the north and south underlie this small volcanic field. However, there are no good indications of the thickness of the volcanics.

Two rock types host nearly all the mineralization known at Santa Ana: most important are the andesite porphyry flows that host both vein mineralization and significant bulk tonnage mineralization within the area of Anomaly B just west of the access road; of lesser importance are the quartz-feldspar porphyry intrusives of Anomaly A and Anomaly B that host vein mineralization and perhaps some bulk tonnage mineralization in the canyon south of Huacullani and in the Northwest Breccia area of Anomaly B. The best evidence of attitude in the andesites are the ledges of outcrop that, from a distance, appear to be flows and that strike to the north or northeast and dip west at 15°

to 45°. This attitude would be in general accord with the attitude of some overlying flows observed farther to the west.

Mineralization is typically confined to joints, fractures, veins and breccias on a variety of scales and that generally strike north to northeast, most dipping steeply to the northwest, but with some dips as flat a 20° NW and some dipping to the east. Another set of veins strike nearly east-west. These are far less numerous than the northerly trending veins, the structures that dominate the structural grain of both Anomaly A and Anomaly B. There is little structural continuity or continuity of mineralization along these veins and vein breccias. The best of them are typically about 1-4 meters wide containing brecciated volcanic rock and zones of mineralization that are often 20 cm or less in width. In the southern part of Anomaly B, in the area most developed by the Spanish, are three north to northeast striking veins that can be traced on the surface for 50 to more than 150 meters—the longest observable strike lengths of veins on the property.

At the surface, vein mineralization most commonly consists of manganese "wad", probably cryptomelane group manganese oxides, iron oxides, jarosite and barite. Galena has been found in small amounts on dumps at all elevations within Anomaly A and Anomaly B. Sphalerite has been identified on several dumps and chalcopyrite has been found in small amounts on dumps and in various locations as fine sparse disseminations in the andesite. During the initial site investigations no silver minerals were recognized in surface outcrops or on the small mine dumps. However, Espinoza reports that argentite is the prevalent silver mineral observed in polished surface samples (Espinoza, 2007) and Corbett (Corbett, 2007) and others have observed argentite in core. Clear to gray vitreous quartz is not uncommon on dumps at all elevations but is never abundant. It occurs as massive vein quartz, coarsely crystalline quartz and as finely crustiform quartz whose weathered fragments may look like chalcedonic quartz until broken. The mineralization seems typical of the silver-bearing sphalerite-galena-rhodochrosite vein, stockwork and replacement deposits associated with the distal portions of porphyry copper systems.

7.0 TYPE OF MINERAL DEPOSIT

The Santa Ana deposits are typical of certain low-sulfidation polymetallic silver-bearing vein and stockwork deposits that, although epithermal, represent mineralization both laterally and vertically distal to an intrusive source rather than the shallow, very high-level mineralization commonly associated with hot springs systems. These kinds of deposits are typically distal to porphyry copper systems and are characterized by quartz, galena, sphalerite, pyrite, minor chalcopyrite and rhodochrosite mineralization in the sulfide zone with variable amounts of silver, generally in the form of argentite. Barite may or may not be present as an important gangue mineral. Depending on the host rocks available, these deposits may occur as discreet veins, stockwork systems, or replacement deposits (in calcareous rocks). The oxidized portions of these deposits generally contain cerrusite, abundant manganese wad or other manganese oxides, abundant iron oxides and small amounts of argentite and cerargyrite. Both oxide and sulfide zones commonly contain economic mineralization and there is often a zone of enrichment.

As an example of the type of deposit that is Santa Ana, portions of the deposits in the Philipsburg District in Granite County Montana and the silver deposits in the outer and uppermost mineral zones at Butte in Silverbow County, Montana contain deposits with very similar mineralogy. Another similar deposit is the Hardshell Mine in Santa Cruz County, Arizona. These kinds of deposits can be important silver producers. During the period 1904 to 1962, the Philipsburg District produced 24 million troy ounces of silver (Prinz, 1967). Between 1880 and 1964, Butte produced 644,801,110 troy ounces of silver, much of it from the rhodonite and rhodochrosite-rich veins from the north and west sides of the district. At Philipsburg, the grade in primary sulfide ores ranged from 10 to 30 ounces Ag per ton. In enriched ores it ranged from 50 to 1000 ounces Ag per ton (Prinz, 1967). The Anaconda Company was always very tight with information concerning the tenor of the ores at Butte. But from the scattered data that is available, it seems that the primary sulfide ore grades for the silver veins were at least 25 ounces Ag/ton (Malone, 1981). The Hardshell District contained three underground vein mines whose production exceeded 100 million troy ounces of silver at grades in the range of 10 – 20 ounces silver per ton. Exploration work by ASARCO during the 1970s identified a large bulk tonnage resource hosted by veins, stockworks and breccias, mostly within Cretaceous volcanics, that contained 8.4 million tons grading 7.24 ounces silver per ton

(with a 5 oz/T Ag cutoff) or, alternatively, a 20 million ton resource grading 3.3 ounces Ag per ton (at a 0.8 oz/T Ag cutoff) (McClave, 2004).

8.0 MINERALIZATION

8.1 Anomaly B

The most important area of mineralization identified to date is Anomaly B. Anomaly B is a large zone within the andesites roughly 1,300 meters north-south and 660 meters across, within which the andesites are pervasively weakly affected by illite-chlorite alteration and are broadly mineralized by manganese oxides, iron oxides, carbonate and barite. Additional old Spanish workings to the south of Anomaly B as initially described (and shown in Map 1) extend the anomaly for another kilometer to the south.

Both vein and bulk tonnage targets occur within Anomaly B. The main bulk tonnage silver deposit occurs in Anomaly B within an area of boldly outcropping ledges of highly brecciated andesite just west of the access road (the "East Breccia"). Other targets of interest include a smaller, but similar, breccia in the northwest part of the anomaly (the "Northwest Breccia") and vein targets in an area of old Spanish workings in the drainage near the southern end of the anomaly. These breccias are strongly chloritized and locally silicified.

Crossing the andesite between the "East Breccia" and the "Northwest Breccia" is a dike of quartz-eye feldspar porphyry about 15 meters thick in the form of an elongated, not quite complete, reverse "S" shape that links the two breccia zones together. It is thought that the intrusive may have been injected into a dilatant zone formed as a result of left lateral shearing with the "East" and "Northwest" breccias forming the structural couple. The "Northwest Breccia" and the "East Breccia" are both closed framework breccias with predominately angular clasts that form ledges or small ridges (termed "crestones" by the Bear Creek Geologists) with notably hackly outcrops. Both seem to dip steeply and appear to cut the andesite flows. The brecciation is thought to be tectonic with, perhaps, occasional local overprints of hydrothermal brecciation. They are typically well mineralized with manganese oxide, iron oxides, jarosite and barite occurring along joint facings, as gash veins, and in small vein breccias and veins. Between the "East Breccia" and the "Northwest Breccia" is a wide area of strongly jointed andesite with joints faced with limonite and locally crossed by small, generally discontinuous veins containing manganese oxides, iron oxides and barite, often with high grades over relatively narrow widths. Early stage drilling in this area has indicated that there are significant areas of widespread low-grade silver mineralization.

The "East Breccia" may be at its widest at the location of channel 4, which yielded 23.7 g/t Ag over a length of 126 meters. The breccia can be traced another 100 meters north where is begins to go under cover and can be projected with less certainty for another 150 meters to the north. It is open to the north and east. The higher-grade portions may be 90 to 120 meters wide or more as it continues north and east under cover. South of channel 4, the higher-grade breccia can be followed for about 250 meters, but it narrows to 30 meters. The higher-grade portion of the "East Breccia" can be followed for 500 meters along strike and ranges from 30 to more than 120 meters in width and averages approximately 30 gram per tonne Ag in outcrop.

In the southern part of Anomaly B is a broad quebrada or gulch where the Colonial Era Spanish miners worked a series of east-west veins. Drilling along these veins has produced some of the best results encountered to date and some of the mineralized zones striking southwest on the south side of the southern quebrada have yielded encouraging results. In addition, holes testing the northern and southern portions of the East Breccia and holes in the Northwest Breccia have been successful and have disclosed some high grade silver values.

Values of note to date include the following in their designated areas:

1) South (east-west veins defined by old Spanish workings:

    a. Hole SA-3A with 58m @ 84.2 g/t Ag and 1% Zn, including 24m @ 125.8 g/t Ag and 2% combined Pb and Zn.

2) South of old Spanish workings:

    a. Hole SA-26A with 128m @ 48.3 g/t Ag.

3) Northwest Breccia:

    a. Hole SA-2B with 152m @ 96.3 g/t Ag, including 52m @ 239.7 g/t Ag and 1.3% Zn.

    b. Hole SA-2A with 139m @ 34.6 g/t Ag (this hole opens up the NW area to additional potential).

4) South extension of East Breccia:

    a. Hole SA-5 with 40m @ 67.7 g/t Ag, including 10m @ 139.0 g/t Ag.

5) North extension of East Breccia:

   a. Hole SA-10C with 86m @ 38.4 g/t Ag.

Higher grades mineralization in the oxide zone (60-80m depth) appears to be related to concentration of deep-red hematite (hypogene), brown goethite, barite and white carbonate.

Typical mineralization in many of the Anomaly B holes consists of a relatively high grade band or bands of sheeted veins and lodes grading 60 to 240 g/t Ag, 2 to 4 meters wide, surrounded by wide zones of crackle breccia grading 15 - 30 g/t Ag. Most of the better intercepts are in oxides or mixed oxides and sulfides.

Sulfide mineralogy at Santa Ana is typical for an epithermal polymetallic silver vein system. Galena and sphalerite predominate with lesser amounts of pyrite and small to trace amounts of argentite. Traces of proustite and tetrahedrite have been observed (Espinoza, 2007). The sphalerite has a pale yellow to white low-iron interior with a pale green rims carrying higher iron—a variety thought to have formed at low to moderate temperatures (Corbett, 2007, p.5). Minor chalcopyrite has been noted and the secondary sulfides covellite and chalcocite have been observed in trace amounts, as has cerrusite. So some supergene mineralization is present although the bulk of sulfide mineralization appears to be primary.

The dominant gangue minerals are quartz, barite, carbonate and iron and manganese oxides. Quartz occurs as white vitreous quartz veins and veinlets, sometimes forming cockscomb coatings and as clear to white chalcedonic quartz with barite. Open spaces in barite veins and veinlets are commonly filled with sulfides, generally galena and sphalerite (Corbett, 2007, p.7). The dominant oxides are goethite and/or limonite with lesser amounts of manganese oxides that include pyrolusite and psilomelane (Espinosa, 2007), and hematite with jarosite. Hematite has been noted in specular form close to some vein margins and bright red hematite commonly rims weathered galena (Corbett, 2007, p.6).

8.2 Anomaly A

Anomaly A lies due north of Anomaly B where it occurs within a long narrow dike-like intrusive of quartz-eye – feldspar porphyry that extends along a northerly trend through the area where the canyon cuts down through the volcanic upland into the valley of Huacullani. Although it has been traced for about 2000 meters north-south and is as

much as 300 meters wide, the best mineralization is confined to narrow veins in the south and central parts of the anomaly where there are several old Spanish workings. The mineralization is similar to that of Anomaly B but without the wide breccias and with the exploration potential apparently limited to the veins. Our select sampling yielded silver values of 118, 160, 311 and 768 gram per tonne—not spectacular numbers for selected samples. Given these grades and the lack of continuity along the veins exposed in Anomaly A, this seems to be a target of secondary interest.

8.3 Outlying Areas

Old Spanish workings high on the north wall of the drainage that comes in from the west at the first switchback in the road south of Huacullani are all caved, but some of the dumps are fairly large. All are in the volcanoclastic rocks that lie above the andesite west of Anomaly B. There is little mineralization except for weak iron oxide staining in weakly altered tuff. A very small amount of barite float (a handful of chips) was found. We collected a sample that was essentially marked by its iron oxide content with a minor component of silicified tuff with a dusting of pyrite. This sample (# 3462) contained 128 ppm Ag and 1170 ppm barium. This mineralization may be related to an endogenous dome observed a short distance to the west. Clearly, the volcanoclastics here are pre-mineralization and further sampling and prospecting should be done at this location, in the area west of Anomaly B and in the volcanics along the switchbacks and up the quebrada to the west.

8.4 Alteration

Alteration within both Anomaly A and Anomaly B is most commonly chlorite replacing the mafic minerals and sericite-silica and clay in local areas where the plagioclase phenocrysts are partially to completely altered to sericite and/or clay. The original texture is preserved and no sulfidation of mafics has occurred. This alteration is generally pervasive within the anomalous areas, although there are a few islands of fresh andesite. Along a few of the veins, the alteration is stronger with most of the plagioclase and mafics altered to quartz-sericite or kaolinite and with the texture partially to completely destroyed. These alteration halos are seldom more than a meter or two wide and cannot be traced far along strike.

Alteration in the overlying volcanoclastics is also generally weak with the mafics stable and fresh to near fresh. Nonetheless, the vitric material in these rocks appears to be devitrified and at least partially altered to white clay and/or zeolite. At the old Spanish

workings described above, the alteration is similar, but a minor amount of silicification was observed accompanied with a dusting of fine-grained disseminated pyrite. At these old workings, there is a significant amount of exogenous limonite suggesting the possibility of increased amounts of oxidizing pyrite somewhere under cover.

9.0 EXPLORATION WORK

9.1 Summary

Bear Creek has been conducting exploration activities since mid-2004 and is continuing with those efforts. The exploration includes detailed mapping, spot sampling of outcrops, hand trenching and sampling on 2-meter intervals, and diamond drilling of mineralized outcrops and trenches.

As of May 31, 2007, the database has a total of 42 drill holes, for a total of 5033.6 meters of core. Drilling is ongoing with one drill rig and there are plans to increase to 2 drill rigs in the near future.

The onsite Bear Creek staff consists of 2 to 3 Peruvian geologists who are conducting the daily activities. That work includes the following tasks:

- Detailed mapping and sampling of trenches and outcrop areas at a scale of 1:2500;
- Supervising ongoing IP/Resistivity geophysical surveys;
- Photographing, logging, splitting, and sampling the core; and
- Supervising the core drilling and support functions.

The following functions are performed by Bear Creek personnel in the Lima office:

- Posting the assay data to Excel spreadsheets as the database;
- QA/QC monitoring of assay data; and
- Input of the geologic and assay information into an Excel database.

As of the May 31, 2007, Bear Creek has incurred total expenditures of

US$869,076. These expenditures are itemized below:

Travel/lodging/meals	57,211
Other	260
Salaries	126,079

Legal fees	23,350
Geology/Geophysics/Field Supplies	46,607
Roads /access	6,636
Assays	50,905
Drilling	472,737
Metallurgical Testing	9,800
Mineral Concessions	75,491
TOTAL	US $869,076

Methods employed by Bear Creek in field geologic activities as part of the exploration work are sufficiently detailed and documented. The methods of exploration are appropriate for the mineralized system at Santa Ana, and the exploration documentation is verifiable in the field.

9.2 Spot Sampling of Outcrops

As of May 31, 2007, a total of 438 samples from surface outcrops, shallow workings (up to 3 meters deep), and mine dumps have been collected from two zones of clay (± silica) alteration in strongly fractured Tertiary volcanics. The area of sampling is 2.8 kilometers long by over 600 meters wide, and extends over a vertical distance of 80 meters. The average for all samples is 82.8 g/t silver, including 335 wall rock and fractured outcrop samples averaging 43 g/t silver and 78 samples taken from mineralized structures averaging 237 g/t silver. Mine dump samples (25 samples averaging 154 g/t silver) are not included in the 82.8 g/t silver average.

The anomaly is open to the south where samples taken from outcrops on 100 meters spacing range from 15 g/t to 574 g/t silver, to the west where mineralization extends beneath post-mineral pyroclastics, and to the east under valley fill bordered by small Spanish era workings. Silver mineralization correlates with strongly anomalous lead and zinc, averaging 0.37% and 0.32% (186 samples from initial sampling campaign), respectively, and barium (up to 4200 ppm).

Outcrops between structures yield anomalous silver containing up to several tens of g/t; however, additional trenching and sampling are required to evaluate the continuity of mineralization.

9.3 Trenching

Trenches have been completed for 224m, sampled on 2.0 m intervals. Trench spacing and locations are illustrated on Map 1. Complete assay results of the trenches samples are listed in Appendix A. A list of the averaged mineralized intercepts in each trench, as compiled by Bear Creek, is shown below in Table 9.1. These intercepts are a straight average of the 2.0 m samples in each trench for the stated sample interval.

Table 9.1: Trench Assay Intercepts

Trench #	Total Length (m)	Silver (g/t)
T1	126	23.7
T2	24	80.1
T3	4.5	80.7
T4	6	106.5

9.4 Core Drilling

As of May 31, 2007, Bear Creek had completed a total of 42 drill holes for 5033.6 meters of core. A list of all drill hole assay intervals is attached as Appendix A, and a summary of the drill hole intercepts as compiled by Bear Creek is listed in Table 9.2. Map 1 shows the map location of the drill holes relative to the trenches shown in Figure 9.1. As with the trenches, the reported intercepts are a straight average of the 2.0 meter sample intervals in each mineralized section of core.

Drill hole intercepts reported are estimated true width intercepts, based upon surface orientations of veins, breccias, and mineralized structures. This is the current best estimate of true widths. Additional drilling to undercut existing mineralized drill holes will provide a better indication of the true dip of mineralized zones.

Table 9.2: Drill Assay Intercepts

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m)	Silver (g/t)	Lead (%)	Zinc (%)
SA-01	118	-55	98	no significant intervals					
SA-02	105	-65	101	0	52	52	34.2	nil	0.6
includes				28	34	6	133.7	nil	1.3
SA-2A	330	-45	139	0	139	139	34.6	0.3	0.7
includes				82	94	12	91.0	0.4	1.0
and				112	128	16	77.8	0.5	1.0
SA-2B	105	-40	152	0	152	152	96.3	0.4	0.8
includes				100	152	52	239.7	0.7	1.3
SA-03	0	-60	99.5	48	96	48	87.1	0.5	1.1
includes				50	60	10	199.0	0.6	0.8
and				72	80	8	102.6	1.2	2.6
SA-3A	0	-75	106	48	106	58	84.2	0.6	1.0
includes				48	72	24	125.8	1.0	1.0
and				78	90	12	91.7	0.5	1.2
SA-3B	180	-70	82	42	58	16	28.1	0.2	0.4
SA-3C	135	-45	80	no significant intervals					
SA-04	305	-50	96	4	10	6	112.0	0.7	0.3
				22	38	16	87.1	0.6	0.4
				42	52	10	43.5	1.3	0.8
SA-05	280	-50	99	0	40	40	11.8	0.3	0.6
includes				0	16	16	140.0	0.3	0.7
				56	66	10	68.4	0.2	0.4
SA-06	77	-70	150.5	90	144	54	24.9	0.4	0.6
SA-07	145	-60	100	0	52	52	56.0	0.5	0.7
includes				22	32	10	127.5	0.7	0.9
SA-08	200	-70	140	no significant intervals					
SA-09	210	-70	80	no significant intervals					
SA-10	30	-70	80.5	48	72	24	82.2	0.1	0.3
				Hole TDs in 72g/t silver					
SA-10A			126	2	24	22	40.6	0.4	0.3
SA-10B			86	24	62	38	86.1	0.3	0.2
includes				38	52	14	163.1	0.4	0.2
SA-10C			86	0	86	86	38.4	0.2	0.3
includes				76	80	4	285.0	1.0	1.1
SA-11	172	-65	75.5	0	12	12	189.7	0.4	0.2
				36	54	18	34.2	0.4	0.7
				66	72	6	37.3	0.3	0.5
SA-12	0	-70	100	2	48	46	89.0	0.4	0.3
includes				16	22	6	172.0	1.0	0.7
and				42	48	6	418.0	0.7	0.2
SA-12A	180	-60	119	34	76	42	47.4	0.4	0.5
SA-13	70	-70	152	10	82	72	40.2	0.2	0.2
includes				38	42	4	131.0	0.2	0.2

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m)	Silver (g/t)	Lead (%)	Zinc (%)
and				58	60	2	573.0	0.7	0.3
and				78	82	4	112.0	0.1	0.3
SA-13A	225	-70	169	8	44	36	35.3	0.1	0.2
includes				8	20	12	64.3	0.2	0.2
				106	166	60	30.5	0.1	0.2
SA-14	80	-70	93	0	36	36	34.1	0.2	0.4
				70	92	22	24.6	0.5	1.1
SA-14A	255	-65	96	28	40	12	42.7	0.3	0.6
SA-14B	134	-65	104	0	24	24	25.8	0.2	0.4
SA-15	280	-60	150	0	44	44	37.2	0.4	0.5
includes				34	40	6	113.3	1.2	1.1
				114	122	8	50.8	0.2	0.3
				136	146	10	56.6	0.3	0.3
SA-15A	100	-70	148	4	128	124	32.0	0.3	0.6
includes				4	16	12	66.7	0.2	0.4
and				104	120	16	82.8	0.5	0.8
SA-16	303	-70	153	6	114	108	35.0	0.3	0.4
includes				12	18	6	116.3	1.0	0.6
and				36	48	12	88.3	0.9	0.4
				72	76	4	100.0	0.6	0.8
SA-16A	123	-60	162	4	20	16	32.9	0.2	0.2
				34	60	26	24.4	0.3	0.3
				152	160	8	57.5	0.6	0.7
				82	98	16	7.1	0.4	1.5
SA-17	270	-60	152	2	74	72	31.6	0.3	0.7
				116	128	12	55.8	0.5	1.1
SA-17A	90	-60	122	2	14	12	23.2	0.2	0.2
SA-18	285	-60	129	24	58	34	37.2	0.5	0.8
includes				28	36	8	83.3	1.3	1.9
SA-18A	90	-65	105	No significant intervals					
SA-19	123	-60	124	2	40	38	41.0	0.2	0.3
				58	98	40	23.3	0.2	0.4
includes				72	76	4	88.5	0.2	0.3
SA-19A	303	-60	171	1	30	29	68.1	0.3	0.3
				46	80	34	23.4	0.3	0.4
				116	150	34	30.5	0.1	0.2
SA-20	142	-60	122	92	118	26	44.9	0.1	0.3
SA-21	131	-60	104	24	34	10	24.0	0.3	0.2
SA-21A	90	-60	151	0	18	18	21.9	0.1	0.2
				90	136	46	28.0	0.4	0.8
SA-22	270	-55	125	0	64	64	52.0	0.2	0.7
includes				42	62	20	131.5	0.4	1.2
SA-23	335	-50	162	134	154	20	127.7	0.9	1.5
includes				134	138	4	415.5	0.7	1.2
SA-23A	90	-45	145	84	145	61	39.7	0.1	0.2
includes				124	128	4	179.5	0.2	0.3

10.0 DRILLING

Core drilling was initiated by Bear Creek in July 2006, with all drilling as HQ-size core, which is approximately 6.4 cm in diameter. Standard core drill rigs (Longyear 44 skid rigs) are used by Bradley, which is an industry-known drilling contractor through out the Americas. To date, drill holes have all been angle holes that were drilled at angles of -30 to - 75 degrees from the horizontal. Thus, drilling has been angled perpendicular to the strike and dip of surface-mapped, mineralized structures. Currently, there is one drill rig on site and operates with two 12-hour shifts.

Drill holes have been positioned to best identify the likely subsurface geology with a minimum of two drill holes per drill hole location. Core is boxed (approximately 3.25 m per box) and transported from the drill rig to the Santa Ana Camp by Bradley personnel at the end of each drill shift. Core is then photographed, two boxes at a time, measured for core recovery, and then marked for splitting and sampling by the Bear Creek geologic staff. Core recovery was noted from logs as generally more than 90 percent for the majority of drill intervals. Core photography, measuring, logging, splitting, and sampling are all performed by Bear Creek geologic staff at a secure core facility at the Santa Ana Camp site. Split core is warehoused in a separate secure building at the camp site.

Most drill holes to date have been drilled to a total depth of less than 200 m and drilling conditions are not difficult. Therefore, to date, there has been no down-hole surveying of the drill holes. Drill hole deviations are estimated as being minor, and the drill hole spacing is sufficiently wide as to preclude the need for down hole surveys at this time. Should drilling extend beyond 250 meters in a majority of closely spaced holes, it is recommended that downhole surveys be conducted to monitor possible drill hole drift.

Drill hole orientations are planned to be as near to perpendicular to mineralization as possible, based upon mapped strikes and dips of veins and mineralized structures in surface outcrops and in trenches. The reported intercepts therefore approximate true widths of mineralization. Additional drilling on each section will help refine the understanding of the true orientation of the mineralized envelopes.

Drill hole collars are located relative to outcrops and trench samples in the field. Drill hole collar coordinates are defined using hand-held GPS units that have an accuracy of ± 3.0 meters, due to their ability to commonly track six or more satellites at Santa Ana.

The accuracy of drill hole collar locations is sufficient for drilling at the current nominal drill spacing of 100 m fences. Should drilling in the future increase in density to 50 meters or less in nominal spacing, or at such time as a resource estimation is justified, it is recommended that a more accurate survey be conducted to provide drill hole collar coordinates and elevations to less than 1.0 meter accuracy. That can be accomplished with either standard field surveying instruments or with differential GPS equipment. Drill hole collars are abandoned with a concrete marker with pertinent drill data inscribed marking the hole location in the field.

Geologic logs were examined and are adequate to represent the geology of the drill holes. The hand-printed logs record from and to sample intervals, rock type, alteration, structure, silicification, oxidation, mineralization (oxides and/or sulfides), gold and silver grades, remarks, and provide for a graphic log of geology and mineralization. Quantifiers for most characteristics are noted from very weak (vw) to very strong (vs). The logs are not numerically based and the geology is not currently input into a computer program for digital representation. Non-numerical logs may be a bit of an inconvenience. In the future, converting logs to numerical codes for all designations will ease handling in most software programs that will be used for eventual resource estimation.

Rock Quality Designation (RQD) measurements are taken as part of a geotechnical log for each hole. RQD measurements, core recovery percentages for each drill run, core size, depth of water in each hole, and locations and angles to core axes of major fault zones should be measured by the geologists prior to splitting the core. These measurements can be part of the geological core logging or a separate geotechnical log. This information will be important at the resource estimation stage of the project's development.

It is the opinion of the author that the drilling methods employed by Bear Creek are industry-standard procedures and are appropriate to adequately test the mineralization at the Santa Ana Project.

11.0 SAMPLING METHODOLOGY

11.1 Sampling

Bear Creek's sampling of the surface exposures was initially by rock chip sampling. Anomalous zones of mineralization were followed up with trenching. Trenching was conducted by hand with picks, shovels, and hand chisel for the harder material. Trenches in rock are effectively continuous chip channel sampling and the trenches are typically 20-30 cm wide and approximately 2-10 cm deep. The trenches are somewhat larger in soils, overburden, or soft rock. Sampling was conducted continuously every two meters in the trenches. Based on a visual inspection, there does not appear to have been over-sampling of soft material relative to hard material in the trench sampling. Duplicate, numbered sample tags are used, with one sample tag in each sample bag, and the samples are numbered consecutively.

Drill sampling is typically on two meter intervals, as marked by Bear Creek geologists. Core is split in half using manual mechanical core splitters and is returned to the core boxes. Bear Creek staff then collect each ½ split 2-meter core sample interval and mark the samples using duplicate sample tags—one tag in the sample bag and the other sample tag retained and recorded with the drill hole designation and interval sampled. The assay lab therefore has the sample tag number, but does not have the drill hole ID designation or sample interval for any of the samples. Samples are bagged by Bear Creek personnel and are transported by a vehicle driven by Bear Creek employees from the Santa Ana camp site to Puno for shipment by the Cruz del Sur bus line from Puno to Lima, Peru. The analytical lab, ALS Chemex, picks up the samples at the bus station for transport to the lab in Lima, where the samples are prepared for analysis.

The sampling methods employed by Bear Creek are industry-standard methods, and are appropriate sample intervals to test the mineralization being drilled.

11.2 Measure of specific gravity

Bear Creek will initiate a program of randomly analyzing for the specific gravity of the *in situ* rock. This is being done on one piece of core at approximately every 15 meters. This information will be contained in a database which will contain the interval assay for

the particular sample. Since no resource estimate is being determined at this time the specific gravity information will be used in a later resource calculation.

12.0 SAMPLE PREPARATION, ASSAYING AND SECURITY

Sample preparation and analyses are being performed by ALS Chemex, which has a sample preparation and analytical laboratory in Lima, Peru, at Calle 1 LT-1A Mz-D, esq. Calle A, Urb. Industrial Bocanegra, Callao 01, Lima, Peru. ALS Chemex is an internationally known analytical laboratory that is commonly used by the mining industry. ALS Chemex has been the primary lab for all of Bear Creek's analytical results from the Santa Ana Project.

Samples are crushed and pulverized to create a sample pulp, using standard crushing and pulverizing equipment and procedures. Samples are first dried at 110-120°C and then crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex procedure for crushed material is that more than 70 percent of the sample must pass a 2 mm (10 mesh) screen. The entire sample is crushed, and a portion, typically 250 g, is subdivided for pulverizing using a riffle splitter. The remainder of the crushed material, the coarse reject, is returned to Bear Creek for storage. The split portion derived from the crushing process is pulverized using a ring mill. The ALS Chemex procedure is to pulverize the sample such that more than 85 percent of the sample is less than 75 microns (200 mesh) in size; producing a sample pulp. A portion of the sample pulp is used in the sample digestion and analytical process to achieve and assay result.

12.1 Analytical Procedures

A number of methods can be used for analysis of silver and the method used is important to insure that all silver minerals are involved in the analysis results. This can be particularly important when silver chlorides and some silver sulfosalts minerals are present. These minerals require strong digestion procedures to dissolve all the silver into solution for atomic absorption spectroscopy (AAS) analysis of the silver in solution. AAS and inductively coupled plasma emission spectroscopy (ICP) are most applicable for trace analysis of silver in samples. Fire assay procedures for precious metals (gold and silver), and ore-grade acid digestion with AAS finish are methods commonly used for high-grade samples. These methods provide a better digestion of all silver minerals.

Very early in the exploration program, Bear Creek selected the ore-grade acid digestion with AAS finish as the analytical method (ALS code AA62b) for the mineralization at Santa Ana, and is using this procedure routinely. The ore-grade digestion is a three-acid digestion procedure using hydrofluoric, nitric, and perchloric acids for maximum

digestion of the sample. This method, followed by hydrochloric acid leach and AAS analysis, will provide accurate silver analyses in the range of 1.0 to 1,000 ppm Ag.

Similar methods of ore-grade digestion are used for the lead, zinc, and copper analyses. ICP methods are used for determining gold and other trace elements. When higher gold values are anticipated, gold values are also determined using fire-assay preparation and AAS finish.

12.2 Quality Control Procedures (QA/QC)

Bear Creek has from inception of activities used a QA/QC program to verify consistency of analytical results from ALS Chemex. The program is one whereby Bear Creek geologists insert prepared pulps of standards into the sample stream. The standards are numbered in sequence with the regular rock samples from trenches and half-split core. Since the inserted sample standards are pulps rather than rock, the analytical lab is aware that they are QA/QC samples; however, the lab does not know whether they are standards, blanks, or re-runs of former pulps. Bear Creek inserts one of six standard sample pulps, selected randomly, with every 20 regular samples. The sample standards have been prepared by labs other than ALS Chemex. Currently Bear Creek has six sample standards that have been verified by multiple assays from the various labs. The standards include two samples from Rock Labs Australia, and four samples prepared by CIMM Labs Lima. CIMM is an internationally known analytical lab that services the mining industry, and has an assay lab in Lima, Peru. Rock Labs is an internationally known provider of sample standards to the mining industry. The six standards are:

STANDARD NUMBER	SOURCE	Au ppb	Ag ppm
SG14	ROCK LABS AUSTRALIA	989	11.1
SI15	ROCK LABS AUSTRALIA	1805	19.7
CIMM-1	CIMM LABS LIMA	na	6.8
CIMM-2	CIMM LABS LIMA	na	3.8
CIMM-23	CIMM LABS LIMA	492	1.2
CIMM-24	CIMM LABS LIMA	2371	4.1

Minimums of one, but typically two to five standards have been inserted into the sample stream for each drill hole completed to date. Bear Creek tracks the reported assay of the standards with the mid-point of the known range, and triggers a possible re-assay of sample batches for which the difference between the two values is greater than +/- 10%. This event has happened 70 times out of 131 separate sample submissions (as of May 31, 2007). The final decision on sample reassays also considers the real difference between the standard assay and the known mid-point. For example, a standard assay of 2ppm Ag for a mid-point of 1.2g/t Ag, while a difference of 167%, is not statistically sufficient to trigger a reassay of a sample batch. Should re-assays of a sample batch and standard be required the corrected assays are input into the database. This procedure assures consistency of assays from ALS Chemex.

Bear Creek receives assays from ALS Chemex electronically, facilitating reduced error possibility in the database construction, and receives hard copy originals of assay certificates.

12.3 Sample Security

As described in Section 10.0 (Drilling) and Section 11.0 (Sampling Methodology), Bear Creek has maintained control of the surface and drill hole samples from inception to delivery of individually sealed samples in sealed shipping sacks at the bus depot in Puno for transport to the assay lab. Bear Creek retains the pulps and coarse rejects from the drill hole samples from Santa Ana at their secure offices in Lima, and retains the boxed half-core at either the Santa Ana Camp site or at a secure storage warehouse in Puno.

12.4 ISO 9000 Certification

ALS Chemex, at its North American and Peruvian laboratories, holds ISO 9002:1994 certification and, for North America, ISO 9001:2000. ALS Chemex is the successor to Chemex and Bondar Clegg, which were predecessor analytical labs. The purpose of the ISO 9002:1994 standard is described in this quote from Praxiom Research Group's internet site at http://www.connect.ab.ca/~praxiom/9002.htm. The quote applies to ISO 9002, but the intent of ISO 9001:2000 is similar.

> *"ISO 9002 is a quality assurance model made up of quality system requirements. This model applies to organizations that produce, install, and service products.*

ISO expects organizations to apply this model, and to meet these requirements, by developing a quality system."

Overall, Bear Creek's sample security and quality control procedures, and the sample preparation and analytical procedures used by the independent laboratory of ALS Chemex, are sufficient to have maintained consistency, integrity, and accuracy in the assay database of the Santa Ana Silver Project.

13.0 DATA VALIDATION

13.1 Terms of Reference

At the request of Mr. David Volkert, Vice-President of Exploration for Bear Creek Mining Company (the Company), the author of this section, John A. Brophy, who is an independent qualified person and a member in good standing of the Northern Association of Professional Engineers, Geologists and Geophysicists, agreed to design, implement and evaluate a program of Sample Verification for Section 13 of this qualifying report on the Santa Ana property in the Puno region of southeastern Peru.

The author was supplied with geological maps, diamond-drilling information including location of holes and assay results, and various technical reports.

The author visited the property on June 5, 2007, to confirm diamond drilling activity, and then traveled to the town of Puno to visit the core-storage facilities and to select samples for data verification. Fifteen 2-m-long quarter-core samples were collected. Samples were chosen, labeled and bagged personally by the author, who then carried the samples as excess baggage on a flight from Juliaca to Lima and from thence to the author's office.

No employee or director of the Company had any contact with the verification samples, which were submitted to ALS Laboratory Group's analytical facilities in Lima on June 6, 2007. ALS in Peru is an ISO 9001:2000-certified laboratory. Analytical results were reported exclusively to the author.

Samples were analyzed for "ore-grade" Ag, Cu, Pb and Zn using a "near-total four-acid" digestion technique (HF-HNO_3-$HClO_4$ digestion and HCl leach) with subsequent analysis by ICP-AES or AAS (ALS laboratory code –AA62). This technique has a detection range of 1-1500 ppm for Ag, 0.01% to 40.0% for Cu, 0.01% to 20.0% for Pb, and 0.01% to 30.0% for Zn. Because this is the same method used by the Company to assay all their core samples, variations due strictly to laboratory methodology are effectively eliminated.

13.2 Sample Selection Strategy

Based on the distribution of drilling, the number of samples collected from drill holes, and the model of mineralization (disseminated epithermal silver), the author decided

that fifteen carefully selected samples would be an adequate number of samples to verify assay data reported by the Company. The first objective of the Verification Program was to sample five drill holes that are randomly distributed in the drilling area, and that are not biased towards any particular mineralized zone. To select the drill holes, the author exported drill location data to a GIS program (arcview) and drew a polygon around the area covered by drilling. The area of the polygon covers approximately 35 hectares in an irregular shape measuring roughly 900 meters in a north-south direction by 400 meters in an east-west direction. Subsequently, five contiguous polygons of approximately equal area were drawn within the area of drilling. One arbitrary drill hole within each of the five polygons was selected for sampling (Figure 13-1). These holes are DDH-SA-3, -13A, -14A, -17 and -21.

Figure 13.1: Verification Program Sample Location


466000
466200
466400
466600
8158400
8158200
8158000
8157800
8157600
8157400
N
DDH-SA-02
DDH-SA-09
1
DDH-SA-17
DDH-SA-17-A
DDH-SA-01
DDH-SA-16
DDH-SA-16-A
DDH-SA-18
2
DDH-SA-21
DDH-SA-21-A
DDH-SA-15
DDH-SA-15-A
DDH-SA-19
DDH-SA-19-A
DDH-SA-03-A
DDH-SA-03
DDH-SA-20
DDH-SA-04
DDH-SA-07
3
DDHSA-11
DDH-SA-08
5
DDH-SA-12
DDH-SA-12-A
DDH-SA-05
4
DDH-SA-06
DDH-SA-13
DDH-SA-13-A
DDH-SA-14
DDH-SA-14-A
100 0 100 200 300 400 500 Meters

Note; Equal-area polygons showing location of holes selected for Verification Program (circled in red)

A secondary objective of the Verification Program was to ensure that a range of silver grades (low-, medium- and high-grade assays) was verified from each drill hole. To do this, silver assays from all samples of the 5 selected holes (a total of 311 assays) were inputted into a spreadsheet program, and the assay values were sorted according to grade. The top 33%ile of all values was designated as "high grade" (>20 to 499 ppm Ag), the bottom 33%ile of all values was designated as "low grade" (trace to 6 ppm Ag), and the intermediate 33%ile of all values was designated as "medium grade" (>6 to 20 ppm Ag). A 2-m-long quarter-core segment of each of the three ranges was sampled from each of the five holes for a total of 15 samples. The author believes that this sampling methodology adequately verifies both the distribution and tenor of silver mineralization in the drilling completed to date.

13.3 Results of Verification Program

The results of the verification program are summarized in Table 13-1 below. All "medium- grade" and "high-grade" silver assays reported by the Company remain "medium-grade" and "high-grade" silver assays in analytical results from the verification program, although numbers can vary considerably, especially for very high-grade samples. Two silver assays from the upper limit of the "low-grade" category slipped upwards into the lower limit of the "medium- grade" category, but the actual difference in the assays is very small. With respect to base-metal assays, there is very good agreement between the Company results and the results of the verification program. Variations between Company results and verification results for all elements are deemed normal considering that results from sampling of quarter core will never precisely duplicate results from larger half-core samples. The author is satisfied that the verification program corroborates results reported by the Company.

Table 13.1: Results of Verification Program

Bear Creek Information										Verification Program Information				
Hole #	from	to	l (m)	sample #	Ag ppm	Cu%	Pb%	Zn%		sample #	Ag ppm	Cu%	Pb%	Zn%
3	12	14	2.0	55412	6.0	0.004	0.020	0.170		VR 951	11.0	<0.01	0.010	0.130
3	46	48	2.0	55430	16.0	0.006	0.190	0.390		VR 952	7.0	<0.01	0.130	0.350
3	54	56	2.0	55434	179.0	0.020	0.600	0.810		VR 953	905.0	0.050	0.600	1.080
13A	66	68	2.0	58869	18.0	0.007	0.075	0.211		VR 954	9.0	<0.01	0.050	0.150
13A	94	96	2.0	58884	6.0	0.003	0.117	0.282		VR 955	7.0	<0.01	0.080	0.190
13A	124	126	2.0	58899	137.0	0.067	0.176	0.374		VR 956	86.0	0.060	0.120	0.310
14A	14	16	2.0	58980	16.0	0.005	0.100	0.280		VR 957	19.0	0.010	0.080	0.250
14A	28	30	2.0	58988	109.0	0.014	0.190	0.760		VR 958	170.0	0.010	0.160	0.600
14A	68	70	2.0	5909	6.0	0.006	0.090	0.320		VR 959	6.0	0.010	0.080	0.290
17	76	78	2.0	2391	16.0	0.003	0.160	0.580		VR 960	10.0	<0.01	0.110	0.420
17	84	86	2.0	2395	5.0	0.005	0.110	0.440		VR 961	4.0	<0.01	0.090	0.360
17	118	120	2.0	2513	206.0	0.015	0.960	1.730		VR 962	182.0	0.010	0.890	1.830
21	20	22	2.0	51604	15.0	0.010	0.190	0.350		VR 963	13.0	0.010	0.150	0.250
21	30	32	2.0	51609	36.0	0.015	0.610	0.370		VR 964	38.0	0.020	0.680	0.390
21	36	38	2.0	51612	5.0	0.003	0.100	0.220		VR 965	4.0	<0.01	0.080	0.210

14.0 ADJACENT PROPERTIES

There are no adjacent mineral properties that have bearing upon Santa Ana.

15.0 ORE DRESSING AND METALLURGY

15.1 Summary

There have been two phases of leach testing performed on material from Santa Ana to determine if the material is amenable to conventional cyanide leaching recovery methods. The first phase of metallurgical testing involved tests on ten separate samples taken from all areas of the known mineralization. Additionally, the material was selected to be from both high and low-grade areas of the deposit. The ten intervals selected are listed below in Table 15.1.

The samples constituted the course rejects from the assay sample preparation and were therefore the stored crushed rock that had been crushed to 70% passing 2 mm. The first tests performed on the samples were cyanide soluble shaker tests that had been performed at the ALS-Chemex lab in Lima. The second tests were longer term bottle role tests performed on finer ground material that were performed at the Plenge metallurgical test lab in Lima. Finally, bottle role tests were performed on the un-ground course reject material at McClelland Lab in Sparks Nevada. The results from each of these tests are listed below.

Table 15.1: Phase One Metallurgical Samples

Hole	Sample	From	To	Ag g/t	Pb %	Zn %
16	2205	36	38	54	0.5	0.2
16	2209	44	46	172	1.2	0.8
3A	58537	70	72	238	1.1	2.3
3A	58542	78	80	78	0.8	0.9
13	58775	40	42	145	0.2	0.2
13	58795	78	80	57	0.2	0.4
14	58929	10	12	161	0.5	0.5
14	58942	34	36	52	0.3	0.6
15	59083	8	10	52	0.2	0.2
15	59142	120	122	114	0.3	0.3
Average				112.3	0.53	0.64

15.2 Results from Phase 1 Leach Tests

15.2.1 ALS Test Results

The first part of the test work to evaluate if the Santa Ana material would be amenable to leach recovery methods was to see, to what extent, the silver was soluble in cyanide

in the course reject sized material. To do this, Bear Creek performed ALS test Ag-AA14 on each sample; this test evaluates the cyanide soluble silver in material by placing part of the sample in a small bottle with weak cyanide solution and then shaking the bottle in an inversion table for 24 hours. Bear Creek also requested that the residual solution be analyzed for the cyanide concentration to see if the material was consuming cyanide and therefore possibly giving a low cyanide soluble value due to a lack of cyanide. The results of these tests are tabulated below in Table 15.2 and show that the material has a high level of leachable silver at 55.5% recovery.

Table 15.2: ALS Shaker Test – Cyanide Soluble Silver

Hole	Sample	Measured Head Ag (g/t)	Cyanide Soluble Ag (g/t)	Residual Cyanide (%)	Shaker Ag Recovery
16	2205	54	32.0	0.22	59.2%
16	2209	172	75.6	0.20	43.9%
3A	58537	238	137.7	0.19	57.9%
3A	58542	78	56.1	0.22	71.9%
13	58775	145	72.7	0.21	50.1%
13	58795	57	16.4	0.10	28.8%
14	58929	161	96.9	0.21	60.2%
14	58942	52	33.0	0.24	63.4%
15	59083	52	31.1	0.21	59.8%
15	59142	114	72.0	0.21	63.2%
Average		112.3	62.4	0.20	55.5%

15.2.2 Plenge Test Results

Bottle roll tests were performed on the same 10 samples at Plenge Lab in Lima Peru. The material was ground to approximately 50% passing 200 mesh (76μm). The tests showed silver recoveries ranging from 72% to 96% Ag with an average of 85%. The tests were performed on ground core samples (course assay rejects) with cyanide and pH monitored throughout the 96 hour test and lime and cyanide added as needed to maintain the proper test conditions. The results are shown below in Table 15.3.

These results are similar to the recoveries that would be achieved in a vat leach or "milling" type of cyanide recovery plant.

Table 15.3: Plenge Bottle Role – fine ground material (approximately 50% 200 mesh)

Sample	Grind	NaCN	*Head: g/t Ag	Residue: g/t Ag	Extraction %	Reagents: kg/t	
						NaCN	CaO
2205	57%-200M	0.10	57.4	8.7	84.9	1.0	2.4
2209	52%-200M	0.10	165.5	46.8	71.7	1.8	2.6
58537	51%-200M	0.10	226.8	8.1	96.4	3.8	1.8
58542	60%-200M	0.10	83.9	12.5	85.1	2.9	1.7
58775	49%-200M	0.10	133.8	15.1	88.7	1.1	2.4
58795	56%-200M	0.10	71.0	13.9	80.4	4.8	1.7
58929	54%-200M	0.10	164.9	31.0	81.2	1.9	2.1
58942	49%-200M	0.10	57.7	13.5	76.6	2.5	1.9
59083	52%-200M	0.10	52.7	8.2	84.4	1.2	2.6
59142	46%-200M	0.10	119.9	4.9	95.9	1.9	1.3
Average			113.4	16.3	84.5	2.3	2.1

Note:
1) Calculated Head = Pregnant Solution + Residue
2) Extraction based on calculated head
3) Percent Solids - 33%: NaCN - 1g/L; $Pb(NO3)2$ - 100g/t; Agitation - 96 Hours

15.2.3 McClelland Lab Results

Bottle roll tests were performed on material from the same ten drill hole intervals at McClelland Labs in Sparks Nevada. In this case, the material was crushed to 70% passing 2mm material and was leached for 168 hours. The tests showed the average recovery of silver on this coarser material to be 71% and ranges from 54% to 88%. The test also showed that even at the longer leach time the ore was still continuing to leach silver. The results of the test are tabulated below in Table 15.4.

Table 15.4: McClelland Bottle Role Test – 70% passing 2mm material

SAMPLE	Calculated Head Ag (g/t)	Residue: g/t Ag	Extraction %	NaCN Consumption kg/t	Lime Consumption kg/t
2205	57.89	15.33	73.5%	0.20	4.7
2209	156.55	61.33	60.8%	0.98	6.1
58537	220.08	34.67	84.2%	3.18	3.7
58542	75.82	17.67	76.7%	2.26	3.0
58775	123.75	37.67	69.6%	0.37	5.2
58795	70.94	32.33	54.4%	4.13	2.1
58929	159.96	49.33	69.2%	1.42	4.9
58942	61.12	18.33	70.0%	2.00	3.7
59083	53.14	17.67	66.7%	0.34	5.9
59142	109.06	13.67	87.5%	1.52	2.7
Average	108.83	29.80	71.3%	1.64	4.2

Figure 15.1 illustrates the different recoveries found in the different tests. The results clearly show that the material is grind sensitive with higher recoveries being achieved with finer grinding.

Figure 15.1: Comparison of Phase Metallurgical Tests Results


100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1
2
3
4
5
6
7
8
9
10
Recovery McClelland - Calced Heads
Recovery ALS
Recovery Plenge

15.3 Phase II Metallurgical Testing

Bear Creek has initiated a more advanced metallurgical test program to evaluate the performance of the Santa Ana material in both conventional heap leaching and with a pulp agglomeration heap leaching method. The shaker tests and the bottle roll testing provides guidance on the material's leaching performance and how well the material will leach at a relatively fine crushing size (minus 10 mesh) prior to the initiation of more advanced column leach tests. The column test program will better define the recoveries that can be expected in actual heap leach conditions and help define optimal crush size as well as the cyanide and lime consumption that can be expected under actual heap leach conditions. Additionally test work will be performed to evaluate the use of a "Pulp Agglomeration" heap leaching technique. In the Pulp Agglomeration method higher

grade material is milled and vat leached to achieve higher recoveries then mixed with the lower grade material which has been crushed and finally the mixture of the low and high grade material is placed and leached on the heap leach pad. The second phase tests are being performed on crushed core samples that were selected from the half cores left over from the phase one and two drilling campaign. The complete half cores were taken for the metallurgical sample so that the larges possible crush sizes could be evaluated in the column tests.

The work is still ongoing and the results will be forthcoming. Initial bottle role tests on the material show that it is performing as expected and consistently with the previous tests.

16.0 RESOURCES AND RESERVES ESTIMATION

There are no current mineral resource or mineral reserve estimates for the Santa Ana Silver Project and none are appropriate at this point in time. The Santa Ana Silver Project is a developing discovery of potentially bulk-minable, silver mineralization that is in the early stages of drill definition.

Limits to mineralization have not yet been defined, either along strike or at depth. Drilling is just now beginning to define high grade areas of the deposit and mineralization is open in all directions. Drill density is now at approximately 100 meter centers or greater for most of the deposit.

Recommendations for drilling and support functions in advance of resource estimation are included in Section 19.3 (Recommendations – Resource Estimation)

17.0 OTHER DATA AND IMPORTANT INFORMATION

17.1 Community Relations

The project is located relatively close to the Bolivian border and the local inhabitants are Aymara speakers. The local inhabitants are now being employed as laborers on the project and generally relations with the local communities have been good. Bear Creek has initiated several programs to enhance and maintain good community relations. Included in these programs are training sessions for the local people to instruct them on how modern mining works as there is very little experience with mining within the immediate vicinity.

17.2 Periodic Water Quality Monitoring

Bear Creek has initiated a quarterly water monitoring program to evaluate the quality of the local surface water and to determine if the exploration activities have affected the water quality.

18.0 INTERPRETATION AND CONCLUSIONS

The Santa Ana Silver Project represents an emerging discovery of potentially bulk-minable silver mineralization. It has thus far been tested by 42 drill holes that have defined intervals of 50 to 150 m (apparent width) of 30 to 60 gram per tonne silver. Drilling and other exploration activities are continuing to define the Santa Ana silver mineralization. This project has both the upside potential and inherent risks associated with emerging mineral deposit discoveries, as listed below. It remains sufficiently attractive to justify substantial current and future exploration expenditures in an effort to define a bulk-minable resource of silver mineralization.

18.1 Opportunity

18.1.1 Resource Potential

Significant additional drilling will be required to delineate continuous zones of mineralization and potential mineral resources. However, to date, the Santa Ana mineralization, without implying grade, appears to have strike continuity of approximately 1000 m north-south by 600 m in width and at least 100 m in vertical depth. Other drill targets are being developed as drilling continues at Santa Ana, including the attractive higher silver grades in drill holes located adjacent to the porphyry dike found at the north end of the deposit. The Santa Ana Silver project has the potential to develop more than 100 million tonnes of silver mineralization based on current information (note: this is a preliminary estimate of exploration potential; a resource has not yet been delineated). Mineralization is open to the north and west under post-mineral cover where drill-defined grades appear to be increasing, and is also open at depth on the south end of the zone. Preliminary IP/Resistivity geophysical anomalies have been defined that may develop additional drill targets. The ultimate size and grade of mineralized bodies at the Santa Ana Silver Project have yet to be defined.

18.2 Project Risks

18.2.1 Price Fluctuation

Commodity fluctuations are a key risk factor in any exploration project. Silver prices are currently at near 20-year highs. A downturn in silver prices is a risk factor to be considered for the Santa Ana Silver Project.

18.2.2 Infrastructure

Santa Ana is a relatively remote exploration project but in comparison to other projects its proximity to a paved highway and a relatively large city (Desaguadero) make it relatively easy to operate an exploration program. Additionally an altitude of 4200 m amsl makes it similar in altitude to many operating mines in Peru. Infrastructure required for developing a silver resource at Santa Ana, including good roads, power, and substantial water resources, has yet to be established.

18.2.3 Resource Definition

Mineral resources have not yet been delineated for the Santa Ana Silver Project. Although geological continuity of mineralization is inferred, there is no guarantee that in-fill drilling will establish continuity that is sufficient to allow for resource definition.

18.2.4 Metallurgical Characteristics

The full metallurgical characteristics of the silver mineralization have yet to be fully determined and could be a significant risk factor. Metallurgical testing in progress will provide additional information with which to assess this risk factor. It should be noted though, that metallurgical test work is very advanced for a project at this level of development.

18.2.5 Environmental / Socio-Economic Considerations

The above are technical uncertainties that can be quantified in the future. Environmental and social considerations are less quantifiable at this stage of the project, but are nonetheless important potential risk factors. Environmental opposition to developing a potentially bulk-minable silver deposit at Santa Ana is unknown. Currently, there are no major environmental issues that might affect the exploration progress at Santa Ana, and none are immediately anticipated. The socio-economic concerns of the local population will also be an important issue to assess as a risk factor in progressing with the project. Both of these concerns are being addressed by Bear Creek, as described in the Section 17.0 (other Relevant Data and Information).

19.0 RECOMMENDATIONS

There are several recommendations with respect to the ongoing exploration program. Some recommendations are already part of Bear Creek's continuing exploration program.

19.1 Exploration Drilling

As drilling is continuing with one rig and likely increasing to two rigs and as Map 1 shows a minimum of 8 to 10 planned drill holes, the recommendations do not include additional instructions for specific drill holes or for a specific pattern. The recommendation is to complete the planned drilling of the Santa Ana Anomaly B from SA-22 (at the north) to an area north of SA-13 (on the south), with 100 m spaced drill fences with 4 to 5 holes on each drill fence, for an estimated additional 40 to 50 drill holes. This will provide continuous drill information for over 0.8 km of strike length, across the 100-400 m of mineralized width and presumably to the limits of mineralization at depth.

There should also be at least 10 holes planned for determining other exploration targets away from Santa Ana Anomaly B.

Thus, a total of approximately 50 to 60 drill holes are recommended to provide a preliminary assessment of size and grade of Santa Ana.

Additionally, a program of systematic trenching in an east-west orientation is recommended. These trenches should be mapped in detail and used along with the drill fences to establish the geological cross-sections of the deposit. The spacing of these trenches should be 100 meters at first and possibly reduced to 50 meters in later phases of exploration.

Many of the proposed drill holes are already a part of Bear Creek's current drill plans.

19.2 Other Geological Work

Recommended additional geological studies include continued petrographic and mineralographic analysis of mineralization and altered host rocks. The petrographic identification of alteration clays will provide evidence to categorize the style of mineralization and may be useful for metallurgical studies as well.

Geological sections should be constructed for each segment of the drill fence in preparation for construction of a 3-D geological model to be used in resource definition. Assay, structural, or lithological limits to mineralization need to be defined on each section.

The detailed geotechnical logging should be initiated and should include numerical data on RQD measurements.

19.3 Resource Definition

There are several recommendations for work prior to considering resource estimation. A program should be initiated to test a series of samples of competent core for specific gravity measurements. The specific gravity data is needed to compute an average bulk density for the mineralized rocks.

While drill collar determinations using GPS methods are currently satisfactory, a field survey with an accuracy of less than one meter is recommended for drill collars. This survey will provide better accuracy in collar coordinates, but, more importantly, will provide accuracy in elevations to match the 2.0 m contour interval accuracy of the existing topographic maps. This will become more important as drill hole spacing decreases with in-fill drilling.

The drilling pattern should be completed with a minimum of 4 to 6 holes per 100 m drill fence. There should be a minimum of one hole on each segment of the fence to undercut existing mineralization at greater depths and to test the host stratigraphy at depth, down to the limit of fracturing seen usually at 130m below surface.

The Santa Ana Anomaly B should be drill-tested at a minimum of 100 m fences for the length of the deposit with appropriately located in-fill to 50 m fences in at least two locations to demonstrate fence-to-fence continuity of mineralization that is currently inferred. Three fences at 100 m spacing and two in-fill fences at 50 m spacing would result in five fences of drill holes at 50 meter spacing. That spacing would provide a sufficient amount of drill information to a) demonstrate some degree of continuity to mineralized zones and b) allow for variography which will determine what proper drill spacing should be used to estimate Measured and Indicated Resources.

A drill hole database file should be established to be used in resource modeling software. That database will have, at a minimum, a collar file of collar coordinates and elevations for all drill holes, a down-hole file of the from/to intervals and respective

assays, and separate from/to files for rock codes, alteration codes, and mineralization codes. It will have <x.x values converted to half the detection limit, and will designate a default value (such as 99) rather than blank spaces for intervals with no assay values. Check assays and multi-element data should be kept in separate files.

In addition, all trench data should be converted to the equivalent of horizontal drill holes with a collar file, survey file (to fit topography), from/to down-hole assay files, as well as files for rock, alteration, and mineralization codes. These files should be in a format that allows for ease of input into resource modeling software. Conversion of current logs to numerically coded logs will assist in that effort.

19.4 Proposed Budget

The proposed budget in this report is related to a Phase III program, which is not necessarily the same as, and does not refer to, the Phase I/Phase II drilling as defined by Bear Creek in their recent press releases. Phase I and Phase II, and associated costs, have been determined independently by the author of this report.

Phase I in this report refers to the above-mentioned completion of 50 to 60 additional drill holes to provide a first-pass assessment of the size and grade of mineralization at the Santa Ana Anomaly B zone. At best, this assessment will provide an Inferred Resource estimate.

Coincident with the proposed Phase I drilling of this report would be the completion of Other Geological Work (Section 19.2) above, and the completion of the initial metallurgical work that Bear Creek has already commissioned. Phase I of this report would include the recommendations for Resource Definition of Section 19.3. Phase II of this report would consist of the cost of an estimated 75 additional in-fill drill holes with the goal to bring the deposit to a resource estimation classification of Measured and Indicated categories; although the delineation of a deposit sufficient to estimate resources is not guaranteed, and may require yet additional drilling.

Phase I Estimated Costs

Drilling 60 additional holes @ 200 m each; 12,000 m @ $150/m =	$1,800,000
(all in cost of drilling assaying, site construction, logging, etc.; based on actual costs)	
Geological Studies =	$100,000
Resource Scoping Study (Goal of Inferred resources) =	$50,000
Metallurgical studies (estimated) =	$100,000
TOTAL Phase I Costs	$2,050,000

Phase II Cost Estimate

Drilling 75 additional holes @ 200 m each; 15,000 m @ $150/m =	$2,250,000
Resource Estimation (Goal of Measured and Indicated resources) =	$100,000
TOTAL Phase II Costs	$2,325,000

The total estimated cost of the Phase I and Phase II programs of this report is $4,375,000. This cost excludes any additional metallurgical work or further socio-economic, environmental, or infrastructure scoping studies that may be indicated, or any improvements that may be necessary to the camp site or access roads.

The estimated time frame to complete Phase I recommendations of this report is 6 to 9 months, and Phase II work would take an additional 7 to 10 months, depending on the rate of drilling and the conditions of access during the rainy season.

REFERENCES

CIM Standards on Mineral Resources and Reserves, 2000

Corbett,Greg (May 2007) : Comments on the controls to mineralization at the Santa Ana Project, Peru; unpublished company report, *Bear Creek Mining Corporation*, 13 pages.

Gagliuffi Espinoza (February 2007) : Estudio microscopic de doce (12) muestras de rocas procedentes del Projecto Santa Ana; unpublished company report, *Bear Creek Mining Corporation.*

Malone, Michael A. (1989) : The battle for Butte; Montana Historical Society Press, Helena, MT.

McClave, M.A. (2004) : Hardshell mine, Santa Cruz County, Arizona; private files and reports.

NI 43-101 Final Rule, February 2001, OSC

Prinz, William C. (1967) : Geology and ore deposits of the Philipsburg mining district, Granite County, Montana; U.S. Geological Survey Bulletin 1237.

CERTIFICATION

Certificate of Author

I, Michael A. McClave, a licensed Professional Geologist, do hereby certify that:

- I am a US resident living at 9606 West Ownby Drive, Nine Mile Falls, Washington 99026-9623, USA, Phone 509-466-5039;
- I am a Professional Geologist registered the State of Washington (PG-187) and A Professional Geologist registered in the State of Oregon (G0240), USA;
- I am a Fellow in the Society of Economic Geologists (SEG) and a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers (SME);
- I am graduated from the Colorado School of Mines (Professional Degree in Geological Engineering) in 1966;
- I have been employed as a professional geologist in the mining and mineral exploration business for a total of 41 years since my graduation from Colorado School of Mines in 1966;
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am the author of the Technical Report titled, Property Report for the Santa Ana Project, Department of Puno, Peru, dated July 2, 207 and am responsible for the content, compilation and editing of all sections of except for Section 13.0 Data Valuation that has been prepared by Mr. John Brophy, P.Geo.
- I have personally visited the Santa Ana Project during the period October 25 – October 30, 2006.
- I have not had prior involvement with the property that is the subject of the Technical Report.

- I have not received and I do not expect to receive directly or indirectly any interest in any shape or form in the Santa Ana Project, in Bear Creek Mines Corporation or any of their subsidiaries or from its directors or legal counsel other than the normal fees for professional services for the task of producing this qualification report.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

- I am independent of the issuer applying all the tests in section 1.4 of NI 43-101.

- I have read the revised National Instrument 43-101 and Form 43-101F and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the to the public, of the Technical Report.

Dated this 2nd day in July, 2007.



Michael A. McClave, P. Geo.


REGISTERED PROFESSIONAL
OREGON
MICHAEL A. McCLAVE
G240
GEOLOGIST


State of Washington
187
Licensed Geologist
Michael A. McClave

Consent of Qualified Person

To: Securities Commission, TSX
From: Michael A. McClave. Independent Qualified Person
Date: August 3, 2007
Re: Technical Report on the Santa Ana Property, SE Peru
For: Bear Creek Mining Corporation

I consent to the filing of the qualifying report on the Santa Ana property in SE Peru, and to a written or electronic disclosure of the contents of the report and of extracts or summaries of the written disclosure being filed.

I confirm that I have read the written disclosure being filed and have no reason to believe that there are any misrepresentations in the Technical Report being filed.



Michael A. McClave, Registered Professional Geologist
Washington License Number 187
Oregon License Number G240

Certificate of Qualified Person

Name:	John A. Brophy
Address:	#226 Calle 31, Corpac, San Isidro, Lima, Peru, S.A.
Occupation:	Consulting Exploration Geologist
Qualifications:	-30 years of continuous geological experience on four continents exploring for a variety of commodities including gold, copper, zinc, lead, uranium and silver. -Member #1276 of the Northern Association of Professional Engineers, Geologists and Geophysicists. -Fellow of the Society of Economic Geologists. -Qualified as an Independent Qualified Person in accordance with definitions and criteria established in National Instrument 43-101, Standards of Disclosure for Mineral Projects, Sections 1.4.
Field Inspection:	The subject property of this technical report is the Santa Ana property of Bear Creek Mining Company S.A.C. in the Puno region of southeastern Peru. The subject property, as well as the core-storage facility in the town of Puno, was visited by the qualified person on Tuesday, June 5, 2007.
Responsibility:	The qualified person is responsible for the design, implementation and evaluation of the Data Verification program reported in Section 13 of this qualifying report entitled "Property Report for the Santa Ana property, Department of Puno, Peru" and dated July 2, 2007.
Disclaimer:	The qualified person is not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report.
Prior Involvement:	The qualified person has had no prior involvement with the property that is the subject of the technical report.

Declaration: The qualified person has studied the contents of National Instrument 43-101 (Standards of Disclosure for Mineral Projects), and Companion Policy 43-101CP and has prepared the report in compliance with the instrument.

Dated in Lima, June 21, 2007



CONSENT OF QUALIFIED PERSON

To:	Securities Commission, TSX
From:	John A. Brophy, Independent Qualified Person
Date:	June 21,2007
Re:	Technical Report on the Santa Ana property, SE Peru, Section 13
For:	Bear Creek Mining Corporation

I consent to the filing of Section 13 of the qualifying report on the Santa Ana property in SE Peru, and to the written disclosure of Section 13 and of extracts from or a summary of Section 13 in the written disclosure being filed.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from Section 13 of the technical report or that the written disclosure contains any misrepresentation of the information contained in Section 16 of the technical report.



John A. Brophy, pgeol, FSEG
NAPEGG member 1276

Maps and Illustrations

pyroclastic volcanics

NW Breccia

LEGEND

SANTA ANA PROJECT

GEOLOGICAL AND DRILLING MAP

Appendix 1

Assays

PROPERTY	SAMPL	TYPE	NORTH	EAST	ZONE	DATU	ZONE	STRUCT	DESCRIPTION
TRENCH 1	34150	R	8158086	466605	19	56	B	Ch	Inicio canal (1,30 mt), muestra canal en creston bx, N233°, ±20cms, y en roca lava fenos arg, mafico chl, mod jar, wad, mod fracturamiento.
	34151	R	8158086	466602	19	56	B	Ch	Lava andesitica, mod-strg fr with mod jar-OxFe, sone bar en fr, wad. Alt en lava fenos arg, maf con chl, fn min negro diss (magnetita? ¡ OxFe?
	34152	R	8158088	466601	19	56	B	Ch	Lava fenos arg, maf chl, fn min negro (raya negro) mod jar some bar rell fr, mod fr. Bar mm rell some fr 254°.
	34153	R	8158088	466600	19	56	B	Ch	Idem ant without bar que continua fr N245°.
	34154	R	8158088	466597	19	56	B	Ch	Idem ant.
	34155	R	8158088	466596	19	56	B	Ch	Same lava fenos arg, maf chl, fr min negro diss, mod-strg fr, mod jar, wk bar.Al lado se obs crestón bx N31°, ±30cms.
	34156	R			19	56	B	Ch	Lava fenos arg, maf chl,mod jar, mod fr min negro diss, wk bar.+ 1,50mt.
	34157	R			19	56	B	Ch	Idem ant.+1,50mt.
	34158	R			19	56	B	Ch	Same lava with clay and chl, strg fr, strg OxFe, Mn, some bar rell fr.+1,50mt.
	34159	R			19	56	B	Ch	Idem ant.+1,50mt.
	34160	R	8158091	466592	19	56	B	Ch	Lava fenos arg, maf chl, mod strg OxFe, Mn, mod fr bar.
	34161	R			19	56	B	Ch	Lava with clay-chl, mod-strg OxFe, mod fr, wk bar.+ 1,50mt.
	34162	R			19	56	B	Ch	Idem ant. Bar brecha, rx en some parts.+1,50mt.
	34163	R			19	56	B	Ch	Some lava fenos arg, mof chl, mod OxFe. 2 estructuras < 3,5cms . Rbs N258° y N44° (estruct bx).+ 1,50mt.
	34164	R			19	56	B	Ch	Lava fenos arg, mod chl, en tramos > argiliz, wk vnlts mm qz, mod-strg fr, mod OxFe.Vn bar < 3cms. Rb N247°,+1,50mt.
	34165	R	8158093	466583	19	56	B	Ch	Idem ant. Without vnlls mm qz. Vn-bx bar N34° < 3cms ancho.
	34166	R			19	56	B	Ch	Idem ant. >bar. Vn N350° < 3cms ancho.+ 1,50mt.
	34167	R			19	56	B	Ch	Idem ant. Vn-bx N5°, N15°, N76° < 3cms.+ 1,50mt.
	34168	R			19	56	B	Ch	Idem ant. Vn-bx N47°, E-W, N10° centimetricos.+ 1,50mt.
	34169	R			19	56	B	Ch	Lava with clay and chl, fn min negro diss(Magnet?), mod-strg fr with OxFe, some bar-jar-Mn en fr.+ 1,50mt,
	34170	R	8158098	466581	19	56	B	Ch	Idem ant.Vn-bx bar N88° y N14°cm.
	34171	R			19	56	B	Ch	Some lava with clay-chl, mod-strg fr y bar. Vn bar cm N35°.+ 1,50mt.
	34172	R			19	56	B	Ch	Lava arg (ill) with OxFe diss y en fr bar-jar brechando rx en partes, creston bx ±30cms (bar-jar-Mn-rx arg) N28°. Mod OxFe y wad.+1,50mt.
	34173	R			19	56	B	Ch	Lava with clay-chl, mod-strg fr with OxFe, Mn, wk bar.+1,50mt.
	34174	R			19	56	B	Ch	Idem ant.Vn bar N70° centimetrico.+1,50mt,
	34175	R	8158101	466571	19	56	B	Ch	Lava with clay-chl, mod OxFe, mod bar, Vn-bx ± 3cms, N13°.
	34176	R			19	56	B	Ch	Same alt lava.2 crestones bx (1) N38° 10cms y (2) N42° 20cms, with bar-jar-Mn.+1,50mt.
	34177	R			19	56	B	Ch	Same altrade lava, mod bar, vnlt mm N21°, mod fr.+1,50mt.
	34178	R			19	56	B	Ch	Same alt lava vnlts mm bar. N45°, N340°.Mod-strg fr con jar, Mn,mod bar.+1,50mt.
	34179	R			19	56	B	Ch	Same alt lava, mod fr with jar, Mn, wk bar, en partes mod bar. Vn bx cm N24°.+1,50mt.
	34180	R	8158107	466568	19	56	B	Ch	Same alt lava mod fr con jar, Mn,Vnlt bar mm rb N345°, wk bar.
	34181	R			19	56	B	Ch	Same alt lava with wk bar en fr .Mod fr con OxFe, Mn.+1,50mt.
	34182	R			19	56	B	Ch	Same alt lava fr with bar N27°, wk bar.+1,50m.
	34183	R			19	56	B	Ch	Same alt lava, strg vntls mm rb N88°, N9° mod jar en fr.+1,50m.
	34184	R			19	56	B	Ch	Same alt lava, vnlts-bx mm-cm N17° y N46°, >craq-bxchamiento en zona.+1.50m,
	34185	R	8158105	466562	19	56	B	Ch	Same alt lava, mod-strg fr jar.Vn-bx ± 5cm de ancho.
	34186	R			19	56	B	Ch	Same alt rock, Vn-bxs, irr N74° y N35°, > bxchamiento en rx.+1,50m.
	34187	R			19	56	B	Ch	Samo alt rock, strg,fr mod OxFe. Vnlts mm N11°, N358°. + 1.50m.
	34188	R			19	56	B	Ch	Same lava arg-chl, strg craq\ bxchamiento, some patches bar, mod-strg OxFe. Vn-bx cm rb N16°.+1.50m.
	34189	R			19	56	B	Ch	Same alt lava, arg-chl.Crestón bx ± 20cm con bar, jar, Mn, rb N24°.+1,50m,
	34190	R	8158101	466555	19	56	B	Ch	Same alt lava, crestón mod bxchado N40°, ± 20cms.
	34191	R			19	56	B	Ch	Same alt lava.Same bar en fr N114°.Mod bxchamiento en tramos con bar, ira, Mn.+1,50m.
	34192	R			19	56	B	Ch	Idem rock.Same bar en fr N119°, bx en tramos wk, bar en tramo de 1.50m.+1.50m.
	34193	R			19	56	B	Ch	Same alt rock, wk-mod OxFe, wk bar.+1.50m.
	34194	R			19	56	B	Ch	Same alt rock, mod OxFe en fr, mod fr vnlts Mn bar irr rb N62°,N83°, wk bar.+1.50m.
	34195	R	8158108	466547	19	56	B	Ch	Same alt rock.Bar en fr N156°, wk bar, rb de aflor ó crestón N17 °
	34196	V	8157910	466285	19	56	B	Ch	Estruc de Rb N 282° sbvt, 10 cm ancho, jar, bar, ox Mn, chl; labor de Rb N 282°
	34197	R	8157910	466285	19	56	B	Ch	Caja S, rx vol con fenos arg y maf chl, con fract rellenas de ox Fe, ox Mn, jar.
	34198	V	8157982	466356	19	56	B	Ch	Estruc bx de Rb N 212° Bz 45°NW, ancho de 30 cm, matriz de oxMn, jar, bar con frag de rx vol chl, wk vnlts qz mm.
	34199	R	8157982	466356	19	56	B	Ch	Caja techo, rx vol fenos arg y maf chl con ox Fe.
	34200	R	8157982	466356	19	56	B	Ch	caja piso, idem, ant,
	34201	R			19	56	B	Ch	Lava con fenos arg, maf chl, mod fr con OxFe, wk vnlts mm bar N70°.+1,50mt.
	34202	R			19	56	B	Ch	Same alt rock, vnlts bar, N114°, 87°, mod fr con OxFe.+1.50mt.
	34203	R			19	56	B	Ch	Same alt rock, mod OxFe, mod bar, vn-bx mm N334°, vn-bx mm N326°.+1.50mt.
	34204	R			19	56	B	Ch	Same alt rock, vn-bx N33°, ± 15cms, mod bar en rx.+1.50mt.
	34205	R	8158110	466539	19	56	B	Ch	Same alt rock, mod OxFe, vn bar mm N42° (a 17cms de 204), vn bar mm N77° (a 40cms de 204).
	34206	R			19	56	B	Ch	Same fracturas alt rock with OxFe, rb crestón\ aflor N15°, Vnlt mm bar N94°, mod bar en tramo.+1.50mt.
	34207	R			19	56	B	Ch	Same alt rock, rb crestón irr. ± 30mcs N100° en tramos bxchado, wk-mod bar.+1.50mt.
	34208	R			19	56	B	Ch	Same alt lava with cloy-chl mod OxFe en fr, some Mn, wk bar en fr. Fr principal N8°.+1.50mt.
	34209	R			19	56	B	Ch	Same alt rock, wk bar, mod OxFe, crestón N78°, ±20cms (60cms antes 209).+1.50mt,
	34210	R	8158113	466533	19	56	B	Ch	Same alt rock, mod bar y craquelamiento, vn-bxs cm rb N46°,N89° (a 50cms de 209), vn-bx mm N14°(a 10 cms de 210)
	34211	R			19	56	B	Ch	Same alt rock, bar en fr N347°, N87°(a 80cms de inicio 211), vn-bx cm N17°(a 10cms de fin 211) fr principal N118° (fin 211).+ 1,50mt.
	34212	R			19	56	B	Ch	Same alt lava, wk-mod OxFe, mod bar, Vn-bx cm N8° (a 40cms de inicio 212). Vn-bx cm N54° a 80cms de fin 212).+ 1.50mt.
	34213	R			19	56	B	Ch	Same alt rock con OxFe (jar), y Mn, wk bar, en tramos mod bar irre, fr N132°,N39° (a 25cms de fin 213).+1.50mt.
	34214	R			19	56	B	Ch	Same rock. Vn-bx mm N28° (a 10cms inicio 214), wk OxFe .+1.50mt.

PROPERTY	SAMPL	TYPE	NORTH	EAST	ZONE	DATU	ZONE	STRUCT	DESCRIPTION
	34215	R	8158116	466527	19	56	B	Ch	Same alt rock.Bar en fr N28° (a 60cms de fin 215), wk bar.
	34216	R			19	56	B	Ch	Same alt rock, mod-strg fr, mod bar. Crestón irr N3°, bxchado en partes (inicio 216). Vn-bx cm bar N120°, 147° (a 60cms de inicio 213).+1.50mt.
	34217	R			19	56	B	Ch	Same rock, mod fr, wk bar, wk-mod OxFe.+1.50mt.
	34218	R			19	56	B	Ch	Idem ant.+1.50mt.
	34219	R			19	56	B	Ch	Idem ant.+1.50mt.
	34220	R	8158115	466521	19	56	B	Ch	Idem ant. > craquelamiento a partir de 80cms iniciales, rb aflor craquelado N9°.
	34221	R			19	56	B	Ch	Same alt rock, strg fr con jar-OxFe, parte del aflor craquelado N9°, wk-mod bar. Fr N67°.+1.50mt.
	34222	R			19	56	B	Ch	Same alt rock, strg fr con jar-OxFe, mod bar. Vnlt cm bar N82° (a 60cms de inicio 222), wk zonas con sil.+1.50mt.
	34223	R			19	56	B	Ch	Same alt rock, same patches bar. Crestón bx N46°, bar, OxFe, Mn (a 80cms de fin 223), mod bar.+1.50mt.
	34224	R			19	56	B	Ch	Same alt rock with clay-clay. Fr N36° with bar, wk? Bar, mod OxFe.+1.50mt.
	34225	R	8158117	466517	19	56	B	Ch	Same alt lava, wk OxFe y bar.
	34226	R			19	56	B	Ch	Crestón bx, rb aflor N20°, strg bar, OxFe.+1.50mt.
	34227	R			19	56	B	Ch	Same alt lava, aflor bx irr rb N36° con bar, OxFe (inicio 227). Vnlt mm bar N350° (a 40cms de fin 227).+1.50mt.
	34228	R			19	56	B	Ch	Same alt rock. Crestón irr bxchado con bar, jar, N13° (inicio 228). Mod OxFe, wk-mod bar.+1.50mt.
	34229	R			19	56	B	Ch	Same alt rock, mod OxFe, wk-mod bar. Vn mm bar N352°. Vnlt mm bar N44°.+1.50mt.
	34230	R	8158124	466509	19	56	B	Ch	Same alt, mod-strg fr con OxFe.3 vnlts mm bar rb N-S, mod bar. Fr con sil N76°.
	34231	R			19	56	B	Ch	Same alt rock,mod OxFe,wk bar.Crestón irr bxchado, wk bar, OxFe rb N-S, vnlt mm bar N76°.+1.50mt.
	34232	R			19	56	B	Ch	Same alt rock, mod fr con OxFe, Mn, vnlts mm bar N120°, N353°, wk-mod ba en tramo.+1.50mt.
	34233	R			19	56	B	Ch	Same alt lava, Vn-bx mm bar irr N71° (a 65cms de fin 233). Mod OxFe en fr, wk bar.+1.50mt.
	34234	R			19	56	B	Ch	Same alt lava, mod-strg fr con OxFe-jar, mod bar. Aflor rb N20°(fin de 234).+1.50mt.
	34235	R	8158125	466502	19	56	B	Ch	Idem alt rock, mod fr con jar-hem, wk bar (patches).
	34236	R			19	56	B	Ch	Same alt lava.Crestón (manto like), bxchado N27°, 25°NW, ±20cms (a 10cms de inicio 236), mod bar.+1.50mt.
	34237	R			19	56	B	Ch	Same alt lava, Crestón bx (manto like) N29°, 25°NW, ±80cms strg fr-x-bar.+1.50mt.
	34238	R	8158127	466500	19	56	B	Ch	Fin del canal. Iden alt lava. Vn-bx bar cm N38°, mod bar en tramo, wk-mod OxFe.+1.50mt.
TRENCH 2	49275	R	8158262	466264	19	56	B	Ch	Afloramiento Rb N 4º alt arg (kao - ill) + jar - ox Fe en vnlts, diss, mod Mn en muestra, wk bar, wk struct bar N 4° < 3.5 cm (struct con bar - Mn - jar - sil hiat y sil de
	49276	R	8158262	466264	19	56	B	Ch	Rx strg ckl / fr, lava alt ill, Hem - ox Fe diss, tramos bxchados con jar, struct < 3.5 cm Rb 58 °, 335° con bar, jar, sil. Canal 1 (1.5 m)
	49277	R	8158260	466257	19	56	B	Ch	aflor, creston N 15°, strg fr / ckl, wk bar, mod Mn, struct < 3.5 cm Rb 2°, 51°, 335° bar - jar - sil - Mn. Canal 1 (1.9 m).
	49278	R	8158259	466257	19	56	B	Ch	parte de creston bx N 10°, mod bar - Mn; alt rx arg, ill - kao; ox Fe - jar en vnlts, patinas. Canal 1 (1.5 m).
	49279	R	8158259	466257	19	56	B	Ch	same creston bx ant, mod bar - Mn; rx arg (ill - kao) , bx 7.5 cm N 124° con bar - jar. Canal 1 (1.5 m).
	49280	R	8158260	466254	19	56	B	Ch	aflor strg fr - ckl, parte de creston bx (NS, N 10°) wk bar - Mn, vnlt bar cm Rb 290°. Canal 1(1.3 m).
	49281	R	8158261	466253	19	56	B	Ch	aflor fr / ckl; wk bar, mod oxFe - Mn; some vnlts bar max 4 cm NS. Canal 1 (1.5 m)
	49282	R	8158264	466255	19	56	B	Ch	aflor strg / ckl, wk bar - Mn; mod ox Fe, vnlts bar fr, vnlt bar 4 cm NS. Rb fr - creston NS. Canal 1 (1.5 m).
	49283	R	8158264	466255	19	56	B	Ch	rx strg fr / ckl, txt lava alt arg (ill), algunos maf chl, wk bar, mod Mn-ox Fe, patches bar; vnlts mm bar N 349°, 355°, 52°, Canal 1 (1.5m).
	49284	R	8158262	466253	19	56	B	Ch	same strg fr / ckl, alt rx (ill); mod Mn - oxFe, wk bar; struct bar 10 cm N 312°. Canal 1 (1.5m).
	49285	R	8158261	466252	19	56	B	Ch	same rx ant; mod Mn - ox Fe, wk - mod bar, struct mod bar N134°. Canal 1 (1.5m).
	49286	R	8158260	466250	19	56	B	Ch	idem rx ant, mod oxFe - Mn, wk - mod bar; struct con bar irr Rb N 345°. Canal 1 (1.5 m).
	49287	R	8158261	466249	19	56	B	Ch	idem rx ant, wk - mod Mn - oxFe, wk bar struct bar NS. Canal 1 (1.5m).
	49288	R	8158261	466248	19	56	B	Ch	same strg fr / ckl, alt ill rx; wk - mod ckl; wk - mod ox Fe - Mn. Canal 1 (1.5m)
	49289	R	8158261	466247	19	56	B	Ch	same strg fr / ckl alt rx ill; bx N 19°, 30 cm ancho con strg bar, Mn, Ox Fe.canal 1 (1.5m).
	49290	R	8158261	466248	19	56	B	Ch	rx strg fr / ckl, txt lava alt ill wk Mn - bar, wk - mod ox Fe, fr N 20° - 25°. Fin de canal 1 (2 m)
TRENCH [illegible]	49291	R	8158335	466313	19	56	B	Ch	rx strg ckl, alt ill - smec - chl?, mod bar; struct bar 10 °, 8 cm. Canal 2 (1.55m)
	49292	R	8158334	466314	19	56	B	Ch	muestra de canal en struct bx y rx caja. Struct bx jar - bar - Mn, Rb. NS, 65 cm; rx arg (ill) + ox Fe. Canal 2 (1.35 m)
	49293	R	8158332	466315	19	56	B	Ch	lava alt ill, chl?, mod ox Fe en fr, wk bar en fr; strg fr. Canal 2 (1.5 m).
TRENCH4	49294	R	8158260	466296	19	56	B	Ch	lava, strg fr; alt ill, wk - mod ox Fe, mod Mn, wk bar. Canal 3 (1.5 m).
	49295	R	8158259	466297	19	56	B	Ch	idem ant, tramos con min verdoso en grdmass (chl?, epd?). Struct bx con wk bar N 111° ± 10 cm. Canal 3 (1.5m).
	49296	R	8158258	466298	19	56	B	Ch	idem ant, chl reemplazando maf, wk vnlts sil mm + jar. Struct bx con mod bar N 74° ± 25 cm, bar irr. Canal 3 (1.8m).
	49297	R	8158256	466304	19	56	B	Ch	idem rx ant, mod Mn, mod bar. Struct bx bar N 20 °, 10 cm ancho. Fin canal 3 (2 m).

SANTA ANA PROJECT

2006-2007 DRILLING SUMMARY — REPORTED TO HERE - 27 JUNE 2007

CAMPAÑA DE PERFORACION

HOLE	STARTED	COMPLETED	EAST	NORTH	ELEV.GPS(mts)	AZIMUTH	INCLINATION	TOTAL DEPTH (m)	HOLES	PLATFORM	OBSERVACION
DDH-SA-01	7/4/2006	7/6/2006	466500.00	8158129.00	4260	N 118	-55	98.00	1	1	
DDH-SA-02	7/7/2006	7/9/2006	466245.00	8158262.00	4273	N 105	-65	101.00	2	2	
DDH-SA-03	7/9/2006	7/11/2006	466266.00	8157748.00	4250	N 0°	-60	99.50	3	3	
DDH-SA-03-A	9/30/2006	10/2/2006	466268.00	8157748.00	4250	N 0°	-75	105.80	4	3	
DDH-SA-03-B	10/2/2006	10/3/2006	466268.00	8157748.00	4250	N 180°	-70	82.45	5	3	
DDH-SA-03-C	10/3/2006	10/4/2006	466268.00	8157748.00	4250	N 125°	-46	80.00	6	3	
DDH-SA-04	7/11/2006	7/13/2006	466189.00	8157736.00	4252	N 305°	-50	96.00	7	4	
DDH-SA-05	7/13/2006	7/15/2006	466505.00	8157591.00	4254	N 280°	-50	99.00	8	5	
DDH-SA-06	7/16/2006	7/18/2006	466100.00	8157400.00	4287	N 77°	-70	150.50	9	6	
DDH-SA-07	7/18/2006	7/20/2006	466490.00	8157683.00	4220	N 145°	-60	100.00	10	7	
DDH-SA-08	7/20/2006	7/22/2006	466338.00	8157642.00	4240	N 200°	-70	140.00	11	8	
DDH-SA-09	7/22/2006	7/23/2006	466572.00	8158313.00	4204	N 210°	-70	80.00	12	9	
DDH-SA-10	7/23/2006	7/24/2006	466572.00	8158313.00	4204	N 30°	-70	80.50	13	9	
DDH-SA-10-A	11/8/2006	11/10/2006	466572.00	8158313.00	4204	N 30°	-50	125.50	14	9	
DDH-SA-10-B	11/10/2006	11/11/2006	466572.00	8158313.00	4204	N 126°	-70	86.00	15	9	
DDH-SA-10-C	11/11/2006	11/12/2006	466572.00	8158313.00	4204	N 313°	-70	86.20	16	9	
DDH-SA-11	7/25/2006	7/26/2006	466688.00	8157696.00	4204	N 172°	-65	75.50	17	10	
DDH-SA-12	10/5/2006	10/6/2006	466054.00	8157645.00	4261	N 0°	-70	100.00	18	11	Ex SA-17
DDH-SA-12-A	10/6/2006	10/8/2006	466054.00	8157645.00	4261	N 180°	-60	118.75	19	11	Ex SA-17-A
DDH-SA-13	10/8/2006	10/11/2006	466248.00	8157436.00	4275	N 70°	-70	151.75	20	12	Ex SA-23
DDH-SA-13-A	10/11/2006	10/13/2006	466248.00	8157436.00	4275	N 225°	-70	169.10	21	12	Ex SA-23-A
DDH-SA-14	10/14/2006	10/16/2006	466594.00	8157531.00	4198	N 80°	-70	93.40	22	13	
DDH-SA-14-A	10/16/2006	10/19/2006	466594.00	8157531.00	4198	N 225°	-65	95.75	23	13	
DDH-SA-14-B	10/19/2006	10/21/2006	466594.00	8157531.00	4198	N 134°	-65	103.70	24	13	
DDH-SA-15	10/21/2006	10/24/2006	466440.00	8157879.45	4230	N 280°	-60	150.05	25	14	
DDH-SA-15-A	10/24/2006	10/28/2006	466440.00	8157879.45	4230	N 100°	-70	148.30	26	14	
DDH-SA-16	10/27/2006	10/30/2006	466351.00	8158034.00	4283	N 303°	-70	152.70	27	15	Ex SA-19
DDH-SA-16-A	10/30/2006	11/2/2006	466351.00	8158034.00	4283	N 123°	-60	161.90	28	15	Ex SA-19-A
DDH-SA-17	11/3/2006	11/5/2006	466230.00	8158170.00	4292	N 270°	-60	152.05	29	16	Ex SA-20
DDH-SA-17-A	11/5/2006	11/7/2006	466230.00	8158170.00	4292	N 90°	-60	121.90	30	16	Ex SA-20-A
DDH-SA-18	11/12/2006	11/14/2006	466604.00	8158120.00	4154	N 285°	-60	128.50	31	17	
DDH-SA-18-A	11/14/2006	11/16/2006	466604.00	8158120.00	4154	N 90°	-65	105.30	32	17	
DDH-SA-19	11/17/2006	11/19/2006	466414.00	8157818.00	4251	N 303°	-60	123.70	33	18	
DDH-SA-19-A	11/19/2006	11/21/2006	466414.00	8157818.00	4251	N 123°	-60	171.40	34	18	
DDH-SA-20	11/21/2006	11/22/2006	466415.00	8157734.00	4230	N 149°	-60	122.05	35	19	
DDH-SA-21	11/23/2006	11/24/2006	466354.00	8157925.00	4278	N 320°	-60	104.10	36	20	
DDH-SA-21-A	11/24/2006	11/26/2006	466354.00	8157925.00	4278	N 90°	-60	150.55	37	20	
							TOTAL	4310.90 mts	37 HOLES	20 PLATE	

TOTAL HOLES 1ST PHASE: 11 HOLES (METERS 1120 mts)

TOTAL HOLES 2ND PHASE: 26 HOLES (METERS 3190.90 mts)

PHASE 3

HOLE	STARTED	COMPLETED	EAST	NORTH	ELEV.GPS(mts)	AZIMUTH	INCLINATION	TOTAL DEPTH (m)	HOLES
DDH-SA-2A	2007-04-18	2007-04-20	466245.00	8158262.00	4273	328	-45	138.50	38
DDH-SA-2B	2007-04-20	2007-04-22	466245.00	8158262.00	4273	105	-40	151.70	39
DDH-SA-22	2007-04-22	2007-04-25	466331.00	8158332.00	4240	272	-55	125.20	40
DDH-SA-23	2007-04-25	2007-04-28	466481.00	8158308.00	4200	335	-50	162.00	41
DDH-SA-23A	2007-04-28	2007-04-30	466481.00	8158308.00	4200	90	-45	145.30	42
DDH-SA-24	2007-05-01	2007-05-02	466119.00	8157695.00	4260	330	-50	105.35	43
DDH-SA-24A	2007-05-03	2007-05-05	466119.00	8157695.00	4260	205	-50	151.80	44
DDH-SA-25	2007-05-05	2007-05-07	466005.00	8157644.00	4264	0	-50	147.25	45
DDH-SA-25A	2007-05-07	2007-05-10	466005.00	8157644.00	4264	180	-50	211.00	46
DDH-SA-26	2007-05-10	2007-05-13	466241.00	8157651.00	4250	160	-50	201.20	47
DDH-SA-26A	2007-05-14	2007-05-17	466241.00	8157651.00	4250	280	-60	185.10	48
DDH-SA-8A	2007-05-17	2007-05-19	466338.00	8157642.00	4240	160	-50	130.90	49
DDH-SA-8B	2007-05-19	2007-05-23	466338.00	8157642.00	4240	300	-50	263.65	50
DDH-SA-1A	2007-05-23	2007-05-28	466500.00	8158129.00	4260	180	-40	268.50	51
DDH-SA-27	2007-05-28	2007-06-01	466453.00	8158060.00	4254	320	-45	230.30	52
DDH-SA-27A	2007-06-01	2007-06-04	466453.00	8158060.00	4254	140	-60	184.65	53
DDH-SA-28	2007-06-04	2007-06-07	466382.00	8158083.00	4193	310	-50	167.05	54
DDH-SA-28A	2007-06-07	2007-06-07	466382.00	8158083.00	4193	130	-60	220.6	55

REPORTED TO HERE - 27 JUNE 2

SANTA ANA PROJECT
DDH-SA-1 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
55301	0.2	2	1.80		55301	0.006	19	13.2	0.010	0.50	0.240
55302	2	4	2.00		55302	0.007	26	21.1	0.010	0.41	0.203
55303	4	6	2.00		55303	<0.005	17	12.4	0.009	0.33	0.216
55304	6	8	2.00		55304	<0.005	18	15.9	0.011	0.35	0.392
55305	8	10	2.00		55305	<0.005	3	2.5	0.004	0.09	0.163
55306	10	12	2.00		55306	0.005	6	6	0.007	0.13	0.298
55307	12	14	2.00		55307	<0.005	4	4.9	0.006	0.11	0.277
55308	14	16	2.00		55308	0.007	9	8.1	0.006	0.12	0.334
55309	16	18	2.00		55309	<0.005	6	5.9	0.005	0.18	0.251
55310	18	20	2.00		55310	<0.005	4	3.9	0.005	0.08	0.229
55311	20	22	2.00		55311	<0.005	1	1.4	0.003	0.02	0.270
55312	22	24	2.00		55312	<0.005	6	4.3	0.020	0.08	0.204
55313	24	26	2.00		55313	<0.005	7	7.3	0.008	0.13	0.211
55314	26	28	2.00		55314	<0.005	4	4	0.006	0.12	0.351
55315	28	30	2.00		55315	<0.005	4	3.9	0.006	0.10	0.353
55316	30	32	2.00		55316	<0.005	14	14.2	0.015	0.30	0.493
55317	32	34	2.00		55317	<0.005	11	11.2	0.030	0.26	0.355
55318	34	36	2.00		55318	<0.005	10	7	0.009	0.22	0.275
55319	36	38	2.00		55319	<0.005	47	45.4	0.016	0.30	0.346
55320	38	40	2.00		55320	<0.005	24	19.8	0.014	0.47	0.349
55322	40	42	2.00		55322	<0.005	5	3.1	0.006	0.13	0.303
55323	42	44	2.00		55323	<0.005	4	2.9	0.010	0.10	0.237
55324	44	46	2.00		55324	<0.005	4	3.5	0.006	0.18	0.287
55325	46	48	2.00		55325	<0.005	11	7.6	0.015	0.30	0.345
55326	48	50	2.00		55326	<0.005	5	3.2	0.006	0.21	0.329
55327	50	52	2.00		55327	<0.005	2	1.3	0.004	0.06	0.254
55328	52	54	2.00		55328	<0.005	3	1.5	0.004	0.06	0.303
55329	54	56	2.00		55329	0.019	5	2.5	0.018	0.10	0.334
55330	56	58	2.00		55330	0.022	7	3.7	0.018	0.21	0.222
55331	58	60	2.00		55331	0.008	5	4.3	0.015	0.11	0.193
55332	60	62	2.00		55332	0.007	3	0.9	0.006	0.07	0.216
55333	62	64	2.00		55333	0.008	5	2.9	0.006	0.33	0.201
55334	64	66	2.00		55334	0.006	5	3.9	0.004	0.21	0.459
55335	66	68	2.00		55335	0.01	3	1.9	0.005	0.27	0.401
55336	68	70	2.00		55336	0.005	3	1.5	0.003	0.17	0.360
55337	70	72	2.00		55337	0.015	4	2.5	0.006	0.12	0.205
55338	72	74	2.00		55338	<0.005	4	1.7	0.014	0.11	0.232
55339	74	76	2.00		55339	0.009	2	0.8	0.005	0.14	0.418
55340	76	78	2.00		55340	0.006	3	2.1	0.008	0.16	0.433
55342	78	80	2.00		55342	0.006	3	1.6	0.006	0.11	0.216
55343	80	82	2.00		55343	<0.005	4	2	0.005	0.23	0.254
55344	82	84	2.00		55344	0.005	6	3.6	0.003	0.29	0.463
55345	84	86	2.00		55345	0.008	2	1.7	0.002	0.40	0.524
55346	86	88	2.00		55346	0.009	112	95.8	0.017	0.41	0.383
55347	88	90	2.00		55347	0.007	6	2.9	0.004	0.13	0.412
55348	90	92	2.00		55348	<0.005	2	1.3	0.001	0.13	0.398
55349	92	94	2.00		55349	0.006	6	3.1	0.004	0.12	0.356
55350	94	96	2.00		55350	<0.005	18	13.3	0.008	0.17	0.391
55351	96	98.00	2.00		55351	<0.005	44	40.7	0.014	0.18	0.235

SANTA ANA PROJECT
DDH-SA-1A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au ppm	Ag-AA62 Ag ppm	ME-ICP41 Cu %	ME-ICP41 Pb %	ME-ICP41 Zn %
1113	0.65	2	1.35	1113	1113		18	0.01	0.24	0.23
1114	2	4	2.00	1114	1114		12	0.01	0.19	0.21
1115	4	6	2.00	1115	1115		11	0.01	0.17	0.22
1116	6	8	2.00	1116	1116		12	0.01	0.08	0.18
1117	8	10	2.00	1117	1117		14	0.01	0.34	0.25
1118	10	12	2.00	1118	1118		24	0.01	0.16	0.21
1119	12	14	2.00	1119	1119		6	0.01	0.08	0.24
1120	14	16	2.00	1120	1120		7	0.01	0.14	0.24
1122	16	18	2.00	1122	1122		5	0.01	0.08	0.19
1123	18	20	2.00	1123	1123		8	0.01	0.1	0.26
1124	20	22	2.00	1124	1124		8	0.01	0.17	0.38
1125	22	24	2.00	1125	1125		10	0.01	0.18	0.35
1126	24	26	2.00	1126	1126		8	0.01	0.18	0.41
1127	26	28	2.00	1127	1127		8	0.01	0.18	0.44
1128	28	30	2.00	1128	1128		7	0.02	0.09	0.27
1129	30	32	2.00	1129	1129		13	0.01	0.28	0.36
1130	32	34	2.00	1130	1130		48	0.02	0.34	0.48
1131	34	36	2.00	1131	1131		170	0.02	0.17	0.22
1132	36	38	2.00	1132	1132		6	<0.01	0.03	0.18
1133	38	40	2.00	1133	1133		5	<0.01	0.07	0.18
1134	40	42	2.00	1134	1134		11	0.01	0.12	0.15
1135	42	44	2.00	1135	1135		11	<0.01	0.18	0.14
1136	44	46	2.00	1136	1136		19	0.01	0.35	0.18
1137	46	48	2.00	1137	1137		7	<0.01	0.11	0.18
1138	48	50	2.00	1138	1138		8	<0.01	0.19	0.18
1139	50	52	2.00	1139	1139		9	<0.01	0.14	0.19
1140	52	54	2.00	1140	1140		70	0.02	0.32	0.31
1142	54	56	2.00	1142	1142		114	0.04	0.57	0.28
1143	56	58	2.00	1143	1143		8	0.01	0.24	0.5
1144	58	60	2.00	1144	1144		18	0.02	0.34	0.72
1145	60	62	2.00	1145	1145		9	0.02	0.37	0.85
1146	62	64	2.00	1146	1146		37	0.02	0.36	0.46
1147	64	66	2.00	1147	1147		7	0.01	0.2	0.53
1148	66	68	2.00	1148	1148		11	0.01	0.23	0.32
1149	68	70	2.00	1149	1149		14	0.02	0.23	0.54
1150	70	72	2.00	1150	1150		5	<0.01	0.23	0.69
1151	72	74	2.00	1151	1151		5	<0.01	0.16	0.34
1152	74	76	2.00	1152	1152		108	0.05	0.51	0.31
1153	76	78	2.00	1153	1153		36	0.02	0.4	0.8
1154	78	80	2.00	1154	1154		30	0.01	0.31	0.35
1155	80	82	2.00	1155	1155		3	<0.01	0.18	0.34
1156	82	84	2.00	1156	1156		11	0.01	0.18	0.37
1157	84	86	2.00	1157	1157		34	0.01	0.23	0.37
1158	86	88	2.00	1158	1158		3	<0.01	0.18	0.39
1159	88	90	2.00	1159	1159		2	<0.01	0.16	0.48
1160	90	92	2.00	1160	1160		7	<0.01	0.17	0.43
1162	92	94	2.00	1162	1162		3	<0.01	0.18	0.43
1163	94	96	2.00	1163	1163		3	<0.01	0.17	0.52
1164	96	98	2.00	1164	1164		2	<0.01	0.4	0.64
1165	98	100	2.00	1165	1165		4	<0.01	0.25	0.44
1166	100	102	2.00	1166	1166		2	<0.01	0.28	0.44
1167	102	104	2.00	1167	1167		7	<0.01	0.18	0.7
1168	104	106	2.00	1168	1168		9	0.04	0.26	0.83
1169	106	108	2.00	1169	1169		4	<0.01	0.38	1.18
1170	108	110	2.00	1170	1170		29	0.01	0.33	1.04
1171	110	112	2.00	1171	1171		8	<0.01	0.5	0.57
1172	112	114	2.00	1172	1172		11	0.01	0.54	1
1173	114	116	2.00	1173	1173		50	0.02	0.52	0.92
1174	116	118	2.00	1174	1174		9	0.01	0.44	0.42
1175	118	120	2.00	1175	1175		4	<0.01	0.72	0.41
1176	120	122	2.00	1176	1176		4	0.02	0.23	0.48
1177	122	124	2.00	1177	1177		4	<0.01	0.31	0.48
1178	124	126	2.00	1178	1178		3	<0.01	0.35	0.39
1179	126	128	2.00	1179	1179		4	<0.01	0.43	0.36
1180	128	130	2.00	1180	1180		8	0.01	0.25	0.34
1182	130	132	2.00	1182	1182		8	0.01	0.19	0.35
1183	132	134	2.00	1183	1183		4	<0.01	0.22	0.24
1184	134	136	2.00	1184	1184		4	0.01	0.26	0.25
1185	136	138	2.00	1185	1185		3	<0.01	0.49	0.37
1186	138	140	2.00	1186	1186		4	0.01	0.52	0.4
1187	140	142	2.00	1187	1187		6	0.01	0.31	0.37
1188	142	144	2.00	1188	1188		8	0.02	0.43	0.33
1189	144	146	2.00	1189	1189		6	0.01	0.18	0.23
1190	146	148	2.00	1190	1190		5	0.01	0.34	0.41
1191	148	150	2.00	1191	1191		1	<0.01	0.15	0.22
1192	150	152	2.00	1192	1192		2	<0.01	0.54	0.39
1193	152	154	2.00	1193	1193		58	0.01	0.75	0.22
1194	154	156	2.00	1194	1194		7	<0.01	0.52	0.31
1195	156	158	2.00	1195	1195		17	0.01	0.94	0.42
1196	158	160	2.00	1196	1196		18	0.01	0.67	0.41
1197	160	162	2.00	1197	1197		10	<0.01	0.35	0.32
1198	162	164	2.00	1198	1198		1	<0.01	0.18	0.3
1199	164	166	2.00	1199	1199		6	0.01	0.22	0.58
1200	166	168	2.00	1200	1200		4	<0.01	0.11	0.39
1202	168	170	2.00	1202	1202		11	0.01	0.13	0.26
1203	170	172	2.00	1203	1203		30	0.01	0.23	0.32
1204	172	174	2.00	1204	1204		8	<0.01	0.15	0.34
1205	174	176	2.00	1205	1205		19	0.02	0.22	0.55
1206	176	178	2.00	1206	1206		13	<0.01	0.28	0.33
1207	178	180	2.00	1207	1207		8	<0.01	0.54	0.34
1208	180	182	2.00	1208	1208		9	0.01	0.13	0.44
1209	182	184	2.00	1209	1209		15	0.01	0.36	0.89
1210	184	186	2.00	1210	1210		7	0.01	0.12	0.49
1211	186	188	2.00	1211	1211		45	0.01	0.16	0.48
1212	188	190	2.00	1212	1212		9	0.01	0.41	0.48
1213	190	192	2.00	1213	1213		70	0.02	0.4	0.53
1214	192	194	2.00	1214	1214		44	0.02	0.71	0.69
1215	194	196	2.00	1215	1215		25	0.01	0.39	0.79
1216	196	198	2.00	1216	1216		9	0.01	0.22	0.58
1217	198	200	2.00	1217	1217		13	0.01	0.59	0.7
1218	200	202	2.00	1218	1218		16	0.01	0.2	0.37
1219	202	204	2.00	1219	1219		12	0.01	0.29	0.82
1220	204	206	2.00	1220	1220		21	0.06	0.88	1.32
1222	206	208	2.00	1222	1222		8	0.01	0.4	1.18
1223	208	210	2.00	1223	1223		6	0.01	0.26	0.79
1224	210	212	2.00	1224	1224		4	0.01	0.2	0.72
1225	212	214	2.00	1225	1225		23	0.01	0.58	0.8
1226	214	216	2.00	1226	1226		16	0.01	0.3	0.9
1227	216	218	2.00	1227	1227		6	<0.01	0.6	0.47
1228	218	220	2.00	1228	1228		10	<0.01	0.18	0.27
1229	220	222	2.00	1229	1229		113	0.02	0.19	0.28
1230	222	224	2.00	1230	1230		3	<0.01	0.16	0.28
1231	224	226	2.00	1231	1231		9	<0.01	0.15	0.12
1232	226	228	2.00	1232	1232		8	0.01	0.11	0.25
1233	228	230	2.00	1233	1233		23	0.01	0.18	0.31
1234	230	232	2.00	1234	1234		51	0.05	0.46	0.97
1235	232	234	2.00	1235	1235		30	0.01	0.24	0.51
1236	234	236	2.00	1236	1236		1	<0.01	0.04	0.18
1237	236	238	2.00	1237	1237		26	0.01	0.08	0.18
1238	238	240	2.00	1238	1238		40	0.01	0.21	0.23
1239	240	242	2.00	1239	1239		52	<0.01	0.06	0.11
1240	242	244	2.00	1240	1240		20	<0.01	0.35	0.28
1242	244	246	2.00	1242	1242		83	0.01	0.11	0.15
1243	246	248	2.00	1243	1243		86	0.01	0.5	0.45
1244	248	250	2.00	1244	1244		31	<0.01	0.47	0.43
1245	250	252	2.00	1245	1245		79	0.01	0.45	0.42
1246	252	254	2.00	1246	1246		2	<0.01	0.09	0.16
1247	254	256	2.00	1247	1247		<1	<0.01	0.03	0.12
1248	256	258	2.00	1248	1248		29	<0.01	0.25	0.2
1249	258	260	2.00	1249	1249		1	<0.01	0.05	0.17
1250	260	262	2.00	1250	1250		1	<0.01	0.04	0.15
1251	262	264	2.00	1251	1251		6	0.02	0.09	0.15
1252	264	266	2.00	1252	1252		1	<0.01	0.01	0.07
1253	266	268.50	2.50	1253	1253		1	<0.01	0.01	0.07

SANTA ANA PROJECT
DDH-SA-2 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
55352	0	2	2.00		55352	<0.005	76	82.6	0.014	0.66	0.29
55353	2	4	2.00		55353	0.008	88	90.1	0.020	0.53	0.44
55354	4	6	2.00		55354	<0.005	14	14.3	0.015	0.46	0.22
55355	6	8	2.00		55355	<0.005	5	3.3	0.004	0.07	0.18
55356	8	10	2.00		55356	<0.005	15	10.8	0.007	0.12	0.21
55357	10	12	2.00		55357	<0.005	12	9.4	0.007	0.13	0.25
55358	12	14	2.00		55358	<0.005	11	8.7	0.003	0.12	0.17
55359	14	16	2.00		55359	<0.005	43	37.3	0.009	0.21	0.21
55360	16	18	2.00		55360	<0.005	43	37.8	0.025	0.35	0.27
55362	18	20	2.00		55362	<0.005	12	10.9	0.010	0.20	0.19
55363	20	22	2.00		55363	<0.005	18	15.5	0.007	0.24	0.43
55364	22	24	2.00		55364	<0.005	3	2.7	0.008	0.07	0.29
55365	24	26	2.00		55365	<0.005	47	47.3	0.012	0.18	0.58
55366	26	28	2.00		55366	<0.005	3	3.5	0.004	0.06	0.21
55367	28	30	2.00		55367	<0.005	151	>100	0.021	0.33	0.76
55368	30	32	2.00		55368	<0.005	152	>100	0.042	0.82	2.16
55369	32	34	2.00		55369	<0.005	98	94.1	0.036	0.27	1.10
55370	34	36	2.00		55370	0.005	19	18.6	0.008	0.13	0.74
55371	36	38	2.00		55371	0.005	5	9.4	0.003	0.04	0.56
55372	38	40	2.00		55372	0.005	10	10.4	0.007	0.15	0.92
55373	40	42	2.00		55373	<0.005	9	10.2	0.003	0.11	1.05
55374	42	44	2.00		55374	<0.005	16	17.8	0.019	0.26	1.38
55375	44	46	2.00		55375	<0.005	15	17.1	0.027	0.31	1.16
55376	46	48	2.00		55376	<0.005	32	38.2	0.010	0.18	0.76
55377	48	50	2.00		55377	<0.005	13	13.2	0.002	0.16	0.72
55378	50	52	2.00		55378	0.005	24	25.8	0.005	0.28	1.09
55379	52	54	2.00		55379	0.005	1	1.7	0.000	0.04	1.03
55380	54	56	2.00		55380	<0.005	5	5.3	0.001	0.03	0.49
55382	56	58	2.00		55382	<0.005	<1	0.6	0.000	0.01	0.71
55383	58	60	2.00		55383	<0.005	6	10.2	0.002	0.08	0.92
55384	60	62	2.00		55384	<0.005	<1	<0.2	0.000	0.01	0.79
55385	62	64	2.00		55385	0.005	2	2	0.001	0.07	0.79
55386	64	66	2.00		55386	0.007	5	6.6	0.002	0.09	0.87
55387	66	68	2.00		55387	0.015	2	3	0.001	0.05	0.46
55388	68	70	2.00		55388	<0.005	2	2.4	0.001	0.07	0.55
55389	70	72	2.00		55389	<0.005	<1	1	0.000	0.01	0.35
55390	72	74	2.00		55390	<0.005	3	3.8	0.001	0.08	0.58
55391	74	76	2.00		55391	<0.005	2	2.3	0.001	0.06	0.60
55392	76	78	2.00		55392	<0.005	7	8.5	0.002	0.14	0.86
55393	78	80	2.00		55393	<0.005	3	3.1	0.001	0.06	0.61
55394	80	82	2.00		55394	<0.005	4	3.6	0.004	0.10	0.73
55395	82	84	2.00		55395	<0.005	22	22.6	0.030	0.37	1.20
55396	84	86	2.00		55396	<0.005	3	3	0.004	0.07	0.49
55397	86	88	2.00		55397	<0.005	<1	1.2	0.000	0.03	0.34
55398	88	90	2.00		55398	<0.005	5	4	0.000	0.04	0.39
55399	90	92	2.00		55399	<0.005	3	3.4	0.000	0.07	0.47
55400	92	94	2.00		55400	<0.005	1	0.9	0.000	0.05	0.41
55402	94	96	2.00		55402	<0.005	2	3.1	0.001	0.08	0.46
55403	96	98	2.00		55403	<0.005	1	0.5	0.000	0.04	0.30
55404	98	100	2.00		55404	<0.005	7	8.4	0.002	0.12	0.47
55405	100	101.00	1.00		55405	<0.005	4	2.8	0.001	0.05	0.36

SANTA ANA PROJECT
DDH-SA-2A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au ppm	Ag-AA62 Ag ppm	ME-ICP41 Cu %	ME-ICP41 Pb %	ME-ICP41 Zn %
4301	0	2	2.00		4301		5	0.01	0.06	0.08
4302	2	4	2.00		4302		14	0.01	0.04	0.20
4303	4	6	2.00		4303		117	0.03	0.75	0.54
4304	6	8	2.00		4304		11	0.01	0.64	0.22
4305	8	10	2.00		4305		1	0.01	0.13	0.23
4306	10	12	2.00		4306		1	0.01	0.03	0.27
4307	12	14	2.00		4307		1	<0.01	0.01	0.16
4308	14	16	2.00		4308		1	0.01	0.02	0.14
4309	16	18	2.00		4309		3	<0.01	0.04	0.22
4310	18	20	2.00		4310		22	0.01	0.13	0.32
4311	20	22	2.00		4311		56	0.03	0.34	0.46
4312	22	24	2.00		4312		1	<0.01	0.01	0.15
4313	24	26	2.00		4313		1	<0.01	0.01	0.11
4314	26	28	2.00		4314		27	0.02	0.27	0.78
4315	28	30	2.00		4315		31	0.05	0.37	1.24
4316	30	32	2.00		4316		13	0.01	0.15	0.76
4317	32	34	2.00		4317		16	0.01	0.18	0.66
4318	34	36	2.00		4318		2	0.01	0.05	0.24
4319	36	38	2.00		4319		35	0.01	0.28	0.83
4320	38	40	2.00		4320		31	0.01	0.33	1.19
4322	40	42	2.00		4322		31	0.01	0.25	0.82
4323	42	44	2.00		4323		<1	<0.01	0.04	0.36
4324	44	46	2.00		4324		18	0.01	0.22	0.76
4325	46	48	2.00		4325		14	0.01	0.10	0.42
4326	48	50	2.00		4326		15	0.01	0.08	0.42
4327	50	52	2.00		4327		9	0.01	0.13	0.53
4328	52	54	2.00		4328		10	0.01	0.13	0.60
4329	54	56	2.00		4329		3	0.01	0.08	0.44
4330	56	58	2.00		4330		21	0.01	0.24	0.79
4331	58	60	2.00		4331		3	<0.01	0.07	0.35
4332	60	62	2.00		4332		4	0.01	0.04	0.24
4333	62	64	2.00		4333		8	0.01	0.13	0.52
4334	64	66	2.00		4334		13	0.02	0.22	0.90
4335	66	68	2.00		4335		80	0.02	0.45	1.48
4336	68	70	2.00		4336		14	0.02	0.24	0.81
4337	70	72	2.00		4337		7	0.01	0.11	0.47
4338	72	74	2.00		4338		12	0.01	0.20	0.79
4339	74	76	2.00		4339		161	0.02	0.46	1.31
4340	76	78	2.00		4340		32	0.02	0.36	1.10
4342	78	80	2.00		4342		41	0.02	0.44	1.21
4343	80	82	2.00		4343		30	0.01	0.37	1.03
4344	82	84	2.00		4344		62	0.01	0.13	0.49
4345	84	86	2.00		4345		120	0.01	0.21	0.77
4346	86	88	2.00		4346		50	0.03	0.59	1.72
4347	88	90	2.00		4347		49	0.01	0.37	1.09
4348	90	92	2.00		4348		179	0.02	0.49	0.96
4349	92	94	2.00		4349		86	0.01	0.64	0.97
4350	94	96	2.00		4350		25	0.01	0.42	1.15
4351	96	98	2.00		4351		16	0.01	0.28	0.67
4352	98	100	2.00		4352		10	0.01	0.24	0.70
4353	100	102	2.00		4353		25	0.02	0.24	0.74
4354	102	104	2.00		4354		33	0.01	0.50	1.16
4355	104	106	2.00		4355		28	0.01	0.54	1.24
4356	106	108	2.00		4356		27	0.01	0.30	0.66
4357	108	110	2.00		4357		13	0.01	0.23	0.90
4358	110	112	2.00		4358		11	0.01	0.87	1.22
4359	112	114	2.00		4359		52	0.01	0.56	1.45
4360	114	116	2.00		4360		168	0.02	0.82	1.95
4362	116	118	2.00		4362		106	0.01	0.42	0.62
4363	118	120	2.00		4363		89	0.02	0.34	0.39
4364	120	122	2.00		4364		43	0.01	0.25	0.70
4365	122	124	2.00		4365		36	0.01	0.35	0.99
4366	124	126	2.00		4366		73	0.02	0.94	1.26
4367	126	128	2.00		4367		55	0.01	0.51	0.48
4368	128	130	2.00		4368		12	<0.01	0.15	0.31
4369	130	132	2.00		4369		14	<0.01	0.14	0.30
4370	132	134	2.00		4370		33	<0.01	0.11	0.15
4371	134	136	2.00		4371		3	<0.01	0.13	0.25
4372	136	138.50	2.50		4372		54	<0.01	0.10	0.27

SANTA ANA PROJECT
DDH-SA-2B ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
4373	0	2	2.00		4373		56	60.3	0.024	0.83	0.50
4374	2	4	2.00		4374		69	68.4	0.035	1.31	0.55
4375	4	6	2.00		4375		21	20	0.026	0.31	0.14
4376	6	8	2.00		4376		18	17.2	0.013	0.14	0.16
4377	8	10	2.00		4377		40	42.6	0.011	0.20	0.29
4378	10	12	2.00		4378		10	10.6	0.006	0.14	0.23
4379	12	14	2.00		4379		70	69.9	0.015	0.28	0.43
4380	14	16	2.00		4380		22	20.6	0.008	0.18	0.29
4382	16	18	2.00		4382		30	30.3	0.013	0.29	0.37
4383	18	20	2.00		4383		32	33.1	0.013	0.14	0.32
4384	20	22	2.00		4384		12	13.2	0.011	0.13	0.34
4385	22	24	2.00		4385		25	23.4	0.011	0.25	0.28
4386	24	26	2.00		4386		36	37.1	0.011	0.29	0.20
4387	26	28	2.00		4387		31	34.5	0.021	0.30	0.41
4388	28	30	2.00		4388		10	12.3	0.012	0.25	0.62
4389	30	32	2.00		4389		20	17.8	0.007	0.45	0.35
4390	32	34	2.00		4390		11	10	0.011	0.28	0.30
4391	34	36	2.00		4391		47	48	0.018	1.19	1.36
4392	36	38	2.00		4392		27	27	0.011	0.38	0.88
4393	38	40	2.00		4393		9	8.9	0.003	0.15	0.54
4394	40	42	2.00		4394		5	4.3	0.003	0.11	0.37
4395	42	44	2.00		4395		4	4.7	0.004	0.10	0.31
4396	44	46	2.00		4396		6	6.5	0.002	0.09	0.37
4397	46	48	2.00		4397		7	6.5	0.003	0.12	0.57
4398	48	50	2.00		4398		16	13.9	0.007	0.28	0.68
4399	50	52	2.00		4399		1	1	0.001	0.02	0.37
4400	52	54	2.00		4400		3	1.7	0.001	0.02	0.41
4402	54	56	2.00		4402		5	3.7	0.003	0.07	0.51
4403	56	58	2.00		4403		5	4.3	0.002	0.07	0.39
4404	58	60	2.00		4404		92	89.4	0.006	0.31	0.44
4405	60	62	2.00		4405		17	13.3	0.005	0.14	0.35
4406	62	64	2.00		4406		11	11	0.003	0.07	0.33
4407	64	66	2.00		4407		8	6.2	0.004	0.05	0.31
4408	66	68	2.00		4408		2	1.8	0.001	0.03	0.35
4409	68	70	2.00		4409		1	1.8	0.001	0.02	0.31
4410	70	72	2.00		4410		10	11	0.004	0.07	0.32
4411	72	74	2.00		4411		18	19	0.012	0.21	0.65
4412	74	76	2.00		4412		<1	1.1	0.001	0.02	0.41
4413	76	78	2.00		4413		12	13.2	0.003	0.06	0.41
4414	78	80	2.00		4414		145	>100	0.081	1.38	3.11
4415	80	82	2.00		4415		59	68	0.037	0.58	1.65
4416	82	84	2.00		4416		8	10.6	0.005	0.11	0.73
4417	84	86	2.00		4417		12	13.6	0.012	0.18	0.72
4418	86	88	2.00		4418		3	4	0.002	0.11	0.57
4419	88	90	2.00		4419		7	6.8	0.004	0.15	0.59
4420	90	92	2.00		4420		8	8.7	0.005	0.16	0.49
4422	92	94	2.00		4422		20	14.4	0.005	0.15	0.48
4423	94	96	2.00		4423		5	5.2	0.002	0.09	0.31
4424	96	98	2.00		4424		1	2.6	0.001	0.11	0.20
4425	98	100	2.00		4425		3	3.6	0.001	0.05	0.17
4426	100	102	2.00		4426		467	>100	0.118	1.39	2.08
4427	102	104	2.00		4427		2460	>100	0.254	1.74	2.72
4428	104	106	2.00		4428		82	91	0.019	0.26	0.46
4429	106	108	2.00		4429		20	23.2	0.006	0.13	0.45
4430	108	110	2.00		4430		77	75.9	0.013	0.22	0.44
4431	110	112	2.00		4431		34	36.4	0.006	0.20	0.47
4432	112	114	2.00		4432		18	16.3	0.005	0.25	0.62
4433	114	116	2.00		4433		13	13.7	0.006	0.21	0.71
4434	116	118	2.00		4434		10	16.9	0.003	0.09	0.41
4435	118	120	2.00		4435		7	13.5	0.003	0.12	0.39
4436	120	122	2.00		4436		9	13.2	0.002	0.08	0.28
4437	122	124	2.00		4437		26	30.1	0.004	0.15	0.37
4438	124	126	2.00		4438		59	63.1	0.012	0.44	0.83
4439	126	128	2.00		4439		127	>100	0.014	0.26	0.60
4440	128	130	2.00		4440		58	57.1	0.011	0.37	0.77
4442	130	132	2.00		4442		84	89.5	0.014	0.35	0.99
4443	132	134	2.00		4443		1615	>100	0.156	2.26	4.90
4444	134	136	2.00		4444		576	>100	0.304	4.35	4.78
4445	136	138	2.00		4445		139	>100	0.138	2.64	3.36
4446	138	140	2.00		4446		45	50.3	0.037	1.70	2.28
4447	140	142	2.00		4447		73	79.8	0.135	0.87	2.12
4448	142	144	2.00		4448		118	>100	0.090	1.08	1.53
4449	144	146	2.00		4449		21	24.4	0.006	0.59	0.72
4450	146	148	2.00		4450		3	6.7	0.003	0.31	0.69
4451	148	150	2.00		4451		70	62.5	0.021	0.54	0.57
4452	150	151.70	1.70		4452		20	18.3	0.022	0.35	0.60

SANTA ANA PROJECT
DDH-SA-3 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
55406	0	2	2.00		55406	<0.005	10	6.8	0.011	0.04	0.12
55407	2	4	2.00		55407	<0.005	4	4.1	0.004	0.03	0.14
55408	4	6	2.00		55408	<0.005	2	1	0.001	0.01	0.07
55409	6	8	2.00		55409	<0.005	<1	0.5	0.001	0.01	0.04
55410	8	10	2.00		55410	<0.005	<1	0.6	0.002	0.00	0.04
55411	10	12	2.00		55411	<0.005	2	1.3	0.002	0.00	0.08
55412	12	14	2.00		55412	<0.005	6	3	0.004	0.02	0.17
55413	14	16	2.00		55413	<0.005	77	74	0.033	0.22	0.17
55414	16	18	2.00		55414	<0.005	2	2.5	0.003	0.02	0.13
55415	18	20	2.00		55415	<0.005	1	2.1	0.001	0.00	0.06
55416	20	22	2.00		55416	<0.005	<1	0.7	0.001	0.00	0.04
55417	22	24	2.00		55417	<0.005	1	1.6	0.001	0.01	0.08
55418	24	26	2.00		55418	<0.005	4	5	0.003	0.04	0.17
55419	26	28	2.00		55419	<0.005	2	2.6	0.003	0.02	0.14
55420	28	30	2.00		55420	<0.005	1	1.4	0.003	0.02	0.22
55422	30	32	2.00		55422	<0.005	1	1	0.002	0.01	0.15
55423	32	34	2.00		55423	<0.005	21	20.1	0.012	0.08	0.26
55424	34	36	2.00		55424	<0.005	9	8.7	0.019	0.11	0.21
55425	36	38	2.00		55425	0.005	127	>100	0.021	0.49	0.23
55426	38	40	2.00		55426	<0.005	6	5.4	0.007	0.13	0.23
55427	40	42	2.00		55427	<0.005	4	2.5	0.005	0.12	0.18
55428	42	44	2.00		55428	<0.005	11	8.6	0.017	0.26	0.32
55429	44	46	2.00		55429	<0.005	5	4.1	0.007	0.18	0.27
55430	46	48	2.00		55430	<0.005	16	13.8	0.006	0.19	0.39
55431	48	50	2.00		55431	<0.005	60	52.3	0.022	0.38	0.40
55432	50	52	2.00		55432	<0.005	116	>100	0.026	0.50	0.52
55433	52	54	2.00		55433	<0.005	157	>100	0.019	0.65	0.54
55434	54	56	2.00		55434	<0.005	179	>100	0.020	0.60	0.81
55435	56	58	2.00		55435	<0.005	45	33	0.010	0.40	0.81
55436	58	60	2.00		55436	<0.005	499	>100	0.028	0.75	1.22
55437	60	62	2.00		55437	<0.005	44	36.7	0.010	0.74	0.73
55438	62	64	2.00		55438	<0.005	9	8	0.005	0.30	0.81
55439	64	66	2.00		55439	<0.005	77	78.5	0.006	0.28	0.73
55440	66	68	2.00		55440	<0.005	72	64.5	0.038	0.68	0.99
55442	68	70	2.00		55442	<0.005	42	43.3	0.012	0.86	0.78
55443	70	72	2.00		55443	<0.005	20	20.6	0.005	0.40	1.32
55444	72	74	2.00		55444	0.013	106	>100	0.039	2.31	3.79
55445	74	76	2.00		55445	<0.005	37	38.2	0.017	0.40	1.46
55446	76	78	2.00		55446	0.008	181	>100	0.109	1.21	2.93
55447	78	80	2.00		55447	0.007	91	92.1	0.073	0.77	2.28
55448	80	82	2.00		55448	<0.005	43	46.1	0.030	0.33	1.25
55449	82	84	2.00		55449	<0.005	42	40.1	0.009	0.37	0.91
55450	84	86	2.00		55450	<0.005	43	44.2	0.010	0.30	0.82
55451	86	88	2.00		55451	0.005	74	78.6	0.032	0.35	0.98
55452	88	90	2.00		55452	0.006	55	57.2	0.059	0.30	0.92
55453	90	92	2.00		55453	<0.005	46	48.6	0.019	0.22	0.79
55454	92	94	2.00		55454	<0.005	38	41.6	0.046	0.15	0.65
55455	94	96	2.00		55455	<0.005	40	34.3	0.043	0.19	0.63
55456	96	98	2.00		55456	<0.005	18	40.7	0.008	0.26	0.48
55457	98	99.50	1.50		55457	0.006	18	19	0.007	0.12	0.27

SANTA ANA PROJECT

DDH-SA-3A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
58501	0	2	2.00		58501		10	6.3	0.005	0.02	0.11
58502	2	4	2.00		58502		1	1	0.002	0.01	0.09
58503	4	6	2.00		58503		6	6.3	0.003	0.04	0.11
58504	6	8	2.00		58504		2	1.3	0.002	0.01	0.05
58505	8	10	2.00		58505		1	0.3	0.001	0.00	0.04
58506	10	12	2.00		58506		2	0.5	0.001	0.00	0.03
58507	12	14	2.00		58507		1	<0.2	0.002	0.00	0.04
58508	14	16	2.00		58508		2	0.8	0.003	0.01	0.07
58509	16	18	2.00		58509		3	3.1	0.004	0.03	0.12
58510	18	20	2.00		58510		37	39.8	0.018	0.17	0.18
58511	20	22	2.00		58511		1	0.6	0.003	0.02	0.12
58512	22	24	2.00		58512		3	1.9	0.003	0.02	0.13
58513	24	26	2.00		58513		4	4.3	0.003	0.03	0.19
58514	26	28	2.00		58514		9	11.4	0.005	0.02	0.17
58515	28	30	2.00		58515		1	0.7	0.003	0.02	0.19
58516	30	32	2.00		58516		2	1.2	0.002	0.02	0.17
58517	32	34	2.00		58517		3	3.4	0.003	0.03	0.15
58518	34	36	2.00		58518		2	1.4	0.002	0.01	0.10
58519	36	38	2.00		58519		3	1.1	0.002	0.01	0.21
58520	38	40	2.00		58520		3	2.1	0.002	0.02	0.18
58522	40	42	2.00		58522		1	0.7	0.002	0.01	0.11
58523	42	44	2.00		58523		1	1.1	0.003	0.01	0.12
58524	44	46	2.00		58524		4	4	0.004	0.03	0.15
58525	46	48	2.00		58525		14	13.2	0.030	0.15	0.35
58526	48	50	2.00		58526		184	>100	0.115	1.38	0.53
58527	50	52	2.00		58527		123	>100	0.064	1.17	0.51
58528	52	54	2.00		58528		44	41.3	0.027	0.91	0.97
58529	54	56	2.00		58529		99	>100	0.061	0.85	0.53
58530	56	58	2.00		58530		80	84.6	0.016	0.65	0.52
58531	58	60	2.00		58531		34	33.2	0.008	0.69	0.62
58532	60	62	2.00		58532		73	77.4	0.013	0.44	0.47
58533	62	64	2.00		58533		14	12.5	0.008	0.28	0.52
58534	64	66	2.00		58534		91	88.6	0.013	1.09	1.23
58535	66	68	2.00		58535		232	>100	0.048	1.83	2.03
58536	68	70	2.00		58536		298	>100	0.058	1.39	2.45
58537	70	72	2.00		58537		238	>100	0.057	1.11	2.28
58538	72	74	2.00		58538		41	43.2	0.015	1.75	<5
58539	74	76	2.00		58539		28	31.6	0.023	1.89	<5
58540	76	78	2.00		58540		30	29.9	0.048	1.32	<5
58542	78	80	2.00		58542		78	76.4	0.059	0.78	<5
58543	80	82	2.00		58543		91	91.1	0.020	1.19	<5
58544	82	84	2.00		58544		138	>100	0.020	1.16	<5
58545	84	86	2.00		58545		159	>100	0.025	2.60	<5
58546	86	88	2.00		58546		42	45.2	0.023	0.15	<5
58547	88	90	2.00		58547		42	39.5	0.025	0.23	0.59
58548	90	92	2.00		58548		10	8.2	0.003	0.06	0.32
58549	92	94	2.00		58549		14	9.2	0.003	0.04	0.30
58550	94	96	2.00		58550		24	20.4	0.007	0.10	0.49
58551	96	98	2.00		58551		96	95.1	0.026	0.54	0.47
58552	98	100	2.00		58552		66	72.5	0.043	1.07	1.10
58553	100	102	2.00		58553		7	5.9	0.003	0.18	0.38
58554	102	104	2.00		58554		11	6	0.003	0.11	0.41
58555	104	105.80	1.80		58555		54	41	0.006	0.17	0.40

SANTA ANA PROJECT
DDH-SA-3B ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
58556	0	2	2.00		58556		1	1.4	0.002	0.004	0.064
58557	2	4	2.00		58557		5	0.4	0.001	0.004	0.048
58558	4	6	2.00		58558		1	0.5	0.002	0.003	0.031
58559	6	8	2.00		58559		1	0.5	0.001	0.003	0.026
58560	8	10	2.00		58560		1	0.4	0.002	0.003	0.026
58562	10	12	2.00		58562		<1	<0.2	0.000	0.001	0.019
58563	12	14	2.00		58563		1	0.3	0.003	0.003	0.028
58564	14	16	2.00		58564		6	5.0	0.011	0.010	0.070
58565	16	18	2.00		58565		1	0.6	0.006	0.009	0.054
58566	18	20	2.00		58566		3	3.0	0.002	0.029	0.088
58567	20	22	2.00		58567		5	4.2	0.005	0.038	0.119
58568	22	24	2.00		58568		25	24.6	0.007	0.091	0.168
58569	24	26	2.00		58569		8	4.9	0.004	0.100	0.163
58570	26	28	2.00		58570		27	26.6	0.007	0.272	0.278
58571	28	30	2.00		58571		15	14.2	0.004	0.254	0.345
58572	30	32	2.00		58572		4	3.3	0.002	0.128	0.288
58573	32	34	2.00		58573		6	4.6	0.003	0.183	0.254
58574	34	36	2.00		58574		5	5.1	0.005	0.180	0.385
58575	36	38	2.00		58575		5	4.6	0.008	0.218	0.286
58576	38	40	2.00		58576		9	8.0	0.007	0.228	0.253
58577	40	42	2.00		58577		7	8.4	0.007	0.177	0.458
58578	42	44	2.00		58578		52	57.5	0.015	0.314	0.588
58579	44	46	2.00		58579		31	31.9	0.010	0.307	0.432
58580	46	48	2.00		58580		2	3.4	0.002	0.160	0.325
58582	48	50	2.00		58582		13	6.1	0.003	0.065	0.273
58583	50	52	2.00		58583		6	3.0	0.003	0.097	0.392
58584	52	54	2.00		58584		60	42.7	0.005	0.220	0.450
58585	54	56	2.00		58585		6	4.4	0.004	0.204	0.276
58586	56	58	2.00		58586		55	47.8	0.014	0.228	0.286
58587	58	60	2.00		58587		3	1.8	0.005	0.048	0.395
58588	60	62	2.00		58588		5	2.6	0.005	0.062	0.287
58589	62	64	2.00		58589		7	6.5	0.015	0.098	0.268
58590	64	66	2.00		58590		2	2.5	0.004	0.076	0.334
58591	66	68	2.00		58591		4	3.6	0.004	0.065	0.257
58592	68	70	2.00		58592		4	5.7	0.010	0.224	0.583
58593	70	72	2.00		58593		4	4.1	0.012	0.190	0.640
58594	72	74	2.00		58594		4	3.9	0.005	0.128	0.392
58595	74	76	2.00		58595		8	6.8	0.005	0.094	0.411
58596	76	78	2.00		58596		2	1.9	0.002	0.064	0.357
58597	78	80	2.00		58597		10	8.5	0.006	0.281	0.294
58598	80	82.45	2.45		58598		8	7.2	0.010	0.254	0.381

SANTA ANA PROJECT
DDH-SA-3C ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
58599	0	2	2.00		58599		1	1.1	0.004	0.007	0.055
58600	2	4	2.00		58600		1	0.6	0.001	0.005	0.050
58602	4	6	2.00		58602		<1	<0.2	0.001	0.004	0.038
58603	6	8	2.00		58603		2	1.3	0.003	0.016	0.085
58604	8	10	2.00		58604		2	0.7	0.003	0.017	0.131
58605	10	12	2.00		58605		33	25.4	0.014	0.119	0.143
58606	12	14	2.00		58606		5	5.7	0.004	0.043	0.186
58607	14	16	2.00		58607		7	3	0.004	0.034	0.150
58608	16	18	2.00		58608		6	4	0.005	0.043	0.166
58609	18	20	2.00		58609		3	3.1	0.006	0.028	0.142
58610	20	22	2.00		58610		6	7.2	0.003	0.051	0.210
58611	22	24	2.00		58611		2	2	0.004	0.024	0.134
58612	24	26	2.00		58612		4	4.5	0.009	0.046	0.211
58613	26	28	2.00		58613		9	6.5	0.007	0.085	0.194
58614	28	30	2.00		58614		11	10.5	0.006	0.146	0.235
58615	30	32	2.00		58615		47	55.1	0.034	0.593	0.808
58616	32	34	2.00		58616		4	4.4	0.030	0.054	0.208
58617	34	36	2.00		58617		7	5.4	0.018	0.036	0.176
58618	36	38	2.00		58618		6	3.8	0.018	0.037	0.221
58619	38	40	2.00		58619		1	1.4	0.004	0.011	0.136
58620	40	42	2.00		58620		1	0.2	0.002	0.003	0.091
58622	42	44	2.00		58622		1	0.8	0.011	0.021	0.130
58623	44	46	2.00		58623		1	1.1	0.007	0.005	0.130
58624	46	48	2.00		58624		1	0.8	0.009	0.006	0.126
58625	48	50	2.00		58625		3	1.5	0.019	0.024	0.128
58626	50	52	2.00		58626		3	1.6	0.018	0.028	0.123
58627	52	54	2.00		58627		3	0.7	0.011	0.014	0.127
58628	54	56	2.00		58628		5	2.4	0.016	0.022	0.129
58629	56	58	2.00		58629		5	4.1	0.028	0.021	0.202
58630	58	60	2.00		58630		4	2.6	0.022	0.017	0.174
58631	60	62	2.00		58631		10	5.2	0.037	0.086	0.169
58632	62	64	2.00		58632		22	23.1	0.103	0.145	0.290
58633	64	66	2.00		58633		2	3.2	0.007	0.020	0.174
58634	66	68	2.00		58634		43	41.8	0.014	0.041	0.186
58635	68	70	2.00		58635		<1	1.2	0.002	0.008	0.069
58636	70	72	2.00		58636		2	1.9	0.003	0.018	0.075
58637	72	74	2.00		58637		2	0.2	0.001	0.003	0.035
58638	74	76	2.00		58638		<1	0.6	0.002	0.008	0.056
58639	76	78	2.00		58639		1	0.7	0.002	0.007	0.051
58640	78	80.00	2.00		58640		2	0.7	0.003	0.010	0.078

SANTA ANA PROJECT
DDH-SA-4 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
55458	0	2	2.00		55458	0.005	11	8.6	0.01	0.12	0.20
55459	2	4	2.00		55459	0.005	20	20.3	0.01	0.28	0.18
55460	4	6	2.00		55460	0.015	111	>100	0.04	0.91	0.33
55462	6	8	2.00		55462	0.006	177	>100	0.03	0.86	0.36
55463	8	10	2.00		55463	0.01	52	53.1	0.01	0.41	0.37
55464	10	12	2.00		55464	<0.005	7	6.7	0.00	0.14	0.20
55465	12	14	2.00		55465	0.006	8	5.9	0.01	0.10	0.19
55466	14	16	2.00		55466	0.009	6	6	0.00	0.15	0.27
55467	16	18	2.00		55467	<0.005	6	6.4	0.00	0.18	0.28
55468	18	20	2.00		55468	<0.005	12	11	0.00	0.17	0.31
55469	20	22	2.00		55469	0.005	14	11	0.00	0.23	0.34
55470	22	24	2.00		55470	0.005	42	38.3	0.01	0.30	0.37
55471	24	26	2.00		55471	0.006	88	83.7	0.03	0.88	0.45
55472	26	28	2.00		55472	<0.005	36	30.5	0.02	0.73	0.31
55473	28	30	2.00		55473	<0.005	28	24.5	0.01	0.33	0.31
55474	30	32	2.00		55474	<0.005	19	15.6	0.01	0.38	0.25
55475	32	34	2.00		55475	0.007	103	97.5	0.02	0.73	0.42
55476	34	36	2.00		55476	<0.005	46	46.4	0.01	0.42	0.34
55477	36	38	2.00		55477	0.005	112	>100	0.04	0.67	0.36
55478	38	40	2.00		55478	<0.005	10	9.6	0.02	0.68	0.24
55479	40	42	2.00		55479	0.006	7	6.5	0.02	0.78	0.30
55480	42	44	2.00		55480	0.006	49	47	0.04	0.91	0.36
55482	44	46	2.00		55482	<0.005	53	49.9	0.02	0.88	0.32
55483	46	48	2.00		55483	0.009	29	24.6	0.01	1.08	0.63
55484	48	50	2.00		55484	0.006	17	18.8	0.03	1.87	1.87
55485	50	52	2.00		55485	<0.005	74	75.5	0.02	1.66	0.92
55486	52	54	2.00		55486	<0.005	3	3.1	0.00	0.68	1.14
55487	54	56	2.00		55487	<0.005	45	45	0.03	1.93	2.19
55488	56	58	2.00		55488	0.006	10	9.8	0.01	0.74	0.82
55489	58	60	2.00		55489	0.007	11	12.5	0.03	0.23	0.57
55490	60	62	2.00		55490	0.011	9	10.4	0.01	1.08	0.74
55491	62	64	2.00		55491	0.022	26	22.1	0.00	3.31	1.68
55492	64	66	2.00		55492	<0.005	2	3.1	0.00	0.11	0.48
55493	66	68	2.00		55493	0.018	22	25.6	0.00	0.35	0.70
55494	68	70	2.00		55494	0.008	8	9.2	0.01	0.37	0.93
55495	70	72	2.00		55495	0.012	49	43.8	0.01	2.90	1.39
55496	72	74	2.00		55496	0.014	48	49.8	0.04	1.35	1.67
55497	74	76	2.00		55497	<0.005	1	2.7	0.00	0.11	0.50
55498	76	78	2.00		55498	<0.005	21	22.5	0.01	0.31	0.56
55499	78	80	2.00		55499	<0.005	8	8	0.00	0.10	0.42
55500	80	82	2.00		55500	<0.005	<1	1.5	0.00	0.09	0.34
31002	82	84	2.00		31002	0.005	7	7.6	0.00	0.18	0.38
31003	84	86	2.00		31003	<0.005	1	2.1	0.00	0.09	0.29
31004	86	88	2.00		31004	<0.005	<1	1.3	0.00	0.05	0.20
31005	88	90	2.00		31005	0.005	2	3.6	0.00	0.11	0.26
31006	90	92	2.00		31006	<0.005	4	5.4	0.00	0.07	0.26
31007	92	94	2.00		31007	0.006	1	3.5	0.00	0.11	0.36
31008	94	96.00	2.00		31008	0.005	4	5.3	0.00	0.07	0.17

SANTA ANA PROJECT
DDH-SA-5 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
31009	0	2	2.00		31009	<0.005	85	68.8	0.009	0.19	0.23
31010	2	4	2.00		31010	<0.005	287	>100	0.024	0.36	0.51
31011	4	6	2.00		31011	0.006	89	75.6	0.008	0.22	0.50
31012	6	8	2.00		31012	<0.005	179	>100	0.023	0.41	1.00
31013	8	10	2.00		31013	<0.005	85	75.1	0.005	0.15	0.40
31014	10	12	2.00		31014	<0.005	58	53.2	0.015	0.38	0.85
31015	12	14	2.00		31015	<0.005	233	>100	0.049	0.65	1.00
31016	14	16	2.00		31016	<0.005	96	91	0.016	0.46	0.78
31017	16	18	2.00		31017	0.008	21	16.5	0.008	0.26	0.70
31018	18	20	2.00		31018	<0.005	13	16.8	0.006	0.18	1.00
31019	20	22	2.00		31019	0.006	7	8.2	0.006	0.24	1.00
31020	22	24	2.00		31020	0.007	22	16.9	0.006	0.33	0.44
31022	24	26	2.00		31022	<0.005	24	18.4	0.004	0.14	0.45
31023	26	28	2.00		31023	0.007	17	10.9	0.004	0.20	0.57
31024	28	30	2.00		31024	0.037	15	11.1	0.003	0.19	0.52
31025	30	32	2.00		31025	0.009	9	7.4	0.002	0.15	0.53
31026	32	34	2.00		31026	<0.005	22	17.1	0.005	0.23	0.47
31027	34	36	2.00		31027	0.007	142	>100	0.014	0.47	0.78
31028	36	38	2.00		31028	<0.005	11	6	0.003	0.20	0.45
31029	38	40	2.00		31029	0.012	119	>100	0.060	0.25	0.37
31030	40	42	2.00		31030	<0.005	2	2.6	0.003	0.10	0.31
31031	42	44	2.00		31031	<0.005	2	0.9	0.001	0.09	0.29
31032	44	46	2.00		31032	<0.005	1	1.2	0.001	0.01	0.22
31033	46	48	2.00		31033	<0.005	7	5.6	0.003	0.06	0.40
31034	48	50	2.00		31034	<0.005	5	3.7	0.002	0.05	0.33
31035	50	52	2.00		31035	<0.005	5	3.9	0.003	0.05	0.35
31036	52	54	2.00		31036	<0.005	1	2.6	0.002	0.12	0.31
31037	54	56	2.00		31037	0.011	9	8.2	0.002	0.31	0.51
31038	56	58	2.00		31038	0.008	24	30.5	0.024	0.27	0.73
31039	58	60	2.00		31039	0.014	33	33.9	0.013	0.25	0.36
31040	60	62	2.00		31040	0.006	229	>100	0.040	0.38	0.28
31042	62	64	2.00		31042	0.005	31	24.6	0.007	0.12	0.31
31043	64	66	2.00		31043	<0.005	18	23.5	0.019	0.13	0.43
31044	66	68	2.00		31044	<0.005	5	4.2	0.002	0.07	0.33
31045	68	70	2.00		31045	<0.005	2	3.1	0.004	0.05	0.26
31046	70	72	2.00		31046	<0.005	1	2.1	0.002	0.03	0.14
31047	72	74	2.00		31047	<0.005	2	2.8	0.003	0.04	0.14
31048	74	76	2.00		31048	<0.005	<1	1.4	0.003	0.02	0.19
31049	76	78	2.00		31049	<0.005	27	23.2	0.013	0.18	0.28
31050	78	80	2.00		31050	0.01	11	11.8	0.013	0.15	0.25
31051	80	82	2.00		31051	<0.005	<1	1.4	0.001	0.03	0.22
31052	82	84	2.00		31052	0.006	3	2.5	0.003	0.05	0.24
31053	84	86	2.00		31053	0.008	3	3.5	0.004	0.06	0.22
31054	86	88	2.00		31054	<0.005	3	2.1	0.002	0.02	0.10
31055	88	90	2.00		31055	0.007	9	8.5	0.016	0.13	0.25
31056	90	92	2.00		31056	<0.005	8	6.1	0.008	0.10	0.31
31057	92	94	2.00		31057	0.011	27	24.8	0.031	0.28	0.52
31058	94	96	2.00		31058	0.006	22	17.8	0.031	0.17	0.46
31059	96	98	2.00		31059	<0.005	12	9.3	0.008	0.10	0.32
31060	98	99.00	1.00		31060	<0.005	9	7.5	0.008	0.10	0.25

SANTA ANA PROJECT
DDH-SA-6 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_ppm
31062	0	2	2.00		31062	0.038	2	0.8	0.008	0.002	0.03
31063	2	4	2.00		31063	0.019	1	0.6	0.005	0.005	0.03
31064	4	6	2.00		31064	0.018	0.5	0.3	0.005	0.003	0.03
31065	6	8	2.00		31065	0.016	0.5	<0.2	0.006	0.006	0.03
31066	8	10	2.00		31066	0.015	0.5	0.5	0.004	0.007	0.05
31067	10	12	2.00		31067	0.013	0.5	0.3	0.004	0.007	0.03
31068	12	14	2.00		31068	0.04	1	0.5	0.008	0.002	0.02
31069	14	16	2.00		31069	0.023	0.5	0.4	0.003	0.007	0.03
31070	16	18	2.00		31070	0.009	3	0.2	0.003	0.011	0.04
31071	18	20	2.00		31071	0.009	1	0.6	0.003	0.013	0.06
31072	20	22	2.00		31072	0.005	1	0.6	0.002	0.009	0.07
31073	22	24	2.00		31073	0.01	1	0.4	0.002	0.006	0.06
31074	24	26	2.00		31074	0.005	2	1	0.001	0.005	0.04
31075	26	28	2.00		31075	0.007	5	2.5	0.002	0.026	0.12
31076	28	30	2.00		31076	0.008	41	34.9	0.008	0.198	0.21
31077	30	32	2.00		31077	0.007	56	50.8	0.010	0.318	0.18
31078	32	34	2.00		31078	0.022	30	25.2	0.013	0.177	0.37
31079	34	36	2.00		31079	0.027	4	3.9	0.017	0.050	0.18
31080	36	38	2.00		31080	0.053	26	24.8	0.021	0.370	0.60
31082	38	40	2.00		31082	0.043	19	18.2	0.015	0.150	0.32
31083	40	42	2.00		31083	0.013	3	1.9	0.004	0.009	0.13
31084	42	44	2.00		31084	0.015	1	1.3	0.004	0.010	0.13
31085	44	46	2.00		31085	0.023	4	2.2	0.008	0.029	0.10
31086	46	48	2.00		31086	0.027	3	3.1	0.008	0.018	0.08
31087	48	50	2.00		31087	0.029	29	28	0.016	0.183	0.23
31088	50	52	2.00		31088	0.01	4	3.6	0.009	0.068	0.17
31089	52	54	2.00		31089	0.009	1	0.5	0.003	0.013	0.06
31090	54	56	2.00		31090	0.01	2	1.9	0.003	0.028	0.10
31091	56	58	2.00		31091	0.012	2	1.7	0.004	0.019	0.10
31092	58	60	2.00		31092	0.021	3	2.5	0.007	0.010	0.12
31093	60	62	2.00		31093	0.025	4	3.3	0.009	0.022	0.10
31094	62	64	2.00		31094	0.016	11	10.8	0.011	0.127	0.23
31095	64	66	2.00		31095	0.013	5	4.9	0.004	0.122	0.30
31096	66	68	2.00		31096	0.019	19	19.8	0.043	0.437	0.71
31097	68	70	2.00		31097	0.017	15	15.6	0.019	0.120	0.31
31098	70	72	2.00		31098	0.012	2	1.7	0.002	0.017	0.09
31099	72	74	2.00		31099	0.006	2	1.6	0.001	0.037	0.10
31100	74	76	2.00		31100	0.012	29	18.4	0.007	0.458	0.82
2002	76	78	2.00		2002	0.011	5	3.5	0.003	0.127	0.36
2003	78	80	2.00		2003	0.011	3	2.6	0.002	0.431	0.39
2004	80	82	2.00		2004	<0.005	3	2.9	0.002	0.510	0.71
2005	82	84	2.00		2005	0.006	3	2	0.002	0.045	0.15
2006	84	86	2.00		2006	0.012	15	13.8	0.008	0.193	0.34
2007	86	88	2.00		2007	0.019	27	26.9	0.010	0.640	1.00
2008	88	90	2.00		2008	0.009	7	6.2	0.004	0.254	0.76
2009	90	92	2.00		2009	0.015	43	42.4	0.008	0.577	0.85
2010	92	94	2.00		2010	0.013	44	47.1	0.009	0.456	0.58
2011	94	96	2.00		2011	0.034	36	38.2	0.009	0.471	0.93
2012	96	98	2.00		2012	0.018	24	19.3	0.006	0.449	0.91
2013	98	100	2.00		2013	0.013	13	11.4	0.002	0.408	0.27
2014	100	102	2.00		2014	0.022	25	25.5	0.016	0.213	0.29
2015	102	104	2.00		2015	0.021	24	22.1	0.011	0.136	0.33
2016	104	106	2.00		2016	0.017	29	32.3	0.010	0.293	0.76
2017	106	108	2.00		2017	0.009	10	9.2	0.003	0.053	0.19
2018	108	110	2.00		2018	<0.005	8	7.9	0.003	0.058	0.21
2019	110	112	2.00		2019	0.009	32	28.6	0.003	0.192	0.36
2020	112	114	2.00		2020	0.011	16	16.4	0.006	0.175	0.35
2022	114	116	2.00		2022	0.018	8	7.5	0.005	0.166	0.36
2023	116	118	2.00		2023	0.023	11	11.2	0.006	0.326	0.79
2024	118	120	2.00		2024	0.097	43	35.9	0.008	0.696	1.00
2025	120	122	2.00		2025	0.025	39	42.6	0.005	0.450	0.93
2026	122	124	2.00		2026	0.041	14	12.8	0.003	0.873	0.90
2027	124	126	2.00		2027	0.049	36	43.3	0.012	0.468	0.84
2028	126	128	2.00		2028	0.029	62	74.7	0.043	0.603	1.00
2029	128	130	2.00		2029	0.034	37	38.2	0.014	0.399	0.96
2030	130	132	2.00		2030	0.02	14	20.5	0.010	0.363	0.75
2031	132	134	2.00		2031	0.014	21	21.7	0.009	0.217	0.53
2032	134	136	2.00		2032	0.022	18	19.6	0.016	0.339	0.74
2033	136	138	2.00		2033	0.019	16	15.3	0.010	0.340	0.58
2034	138	140	2.00		2034	0.063	24	27.7	0.055	0.398	0.50
2035	140	142	2.00		2035	0.017	12	11.8	0.019	0.136	0.22
2036	142	144	2.00		2036	0.012	28	25	0.011	0.132	0.30
2037	144	146	2.00		2037	0.005	9	8.3	0.008	0.090	0.23
2038	146	148	2.00		2038	0.005	4	3.4	0.005	0.052	0.12
2039	148	150.50	2.50		2039	0.005	15	28.2	0.008	0.097	0.20

SANTA ANA PROJECT
DDH-SA-7 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au ppm	Ag-AA62 Ag ppm	ME-ICP41 Ag ppm	ME-ICP41 Cu %	ME-ICP41 Pb %	ME-ICP41 Zn %
2040	0	2	2.00		2040	0.007	99	>100	0.030	0.58	0.49
2042	2	4	2.00		2042	0.006	24	17.5	0.015	0.65	0.49
2043	4	6	2.00		2043	<0.005	72	66.6	0.021	0.73	0.36
2044	6	8	2.00		2044	<0.005	36	26.8	0.014	0.40	0.31
2045	8	10	2.00		2045	0.008	12	7.7	0.006	0.23	0.36
2046	10	12	2.00		2046	0.005	41	38.7	0.012	0.55	0.34
2047	12	14	2.00		2047	<0.005	38	36.4	0.017	0.86	0.47
2048	14	16	2.00		2048	0.018	78	66.1	0.010	0.57	0.53
2049	16	18	2.00		2049	0.014	18	15	0.015	0.77	1.00
2050	18	20	2.00		2050	0.006	14	14.4	0.009	0.92	1.00
2051	20	22	2.00		2051	0.008	40	41.4	0.016	0.64	1.00
2052	22	24	2.00		2052	0.012	76	68.8	0.022	0.83	0.91
2053	24	26	2.00		2053	0.007	244	>100	0.018	0.85	0.72
2054	26	28	2.00		2054	0.009	46	41.9	0.020	0.58	0.83
2055	28	30	2.00		2055	0.016	165	>100	0.070	0.73	0.92
2056	30	32	2.00		2056	0.013	104	96.2	0.030	0.72	1.00
2057	32	34	2.00		2057	<0.005	47	40.8	0.019	0.28	0.59
2058	34	36	2.00		2058	<0.005	46	44.6	0.004	0.20	0.58
2059	36	38	2.00		2059	<0.005	14	14.4	0.008	0.33	0.81
2060	38	40	2.00		2060	0.005	29	25.7	0.011	0.30	0.74
2062	40	42	2.00		2062	0.006	11	10.8	0.006	0.37	1.00
2063	42	44	2.00		2063	0.009	9	10.3	0.003	0.34	0.86
2064	44	46	2.00		2064	0.043	85	73.2	0.008	0.68	0.72
2065	46	48	2.00		2065	0.009	51	43.5	0.010	0.29	0.44
2066	48	50	2.00		2066	0.006	19	15.9	0.005	0.19	0.55
2067	50	52	2.00		2067	0.007	35	33.1	0.017	0.46	0.92
2068	52	54	2.00		2068	0.008	14	13.7	0.003	0.30	0.82
2069	54	56	2.00		2069	<0.005	3	4.2	0.001	0.28	0.73
2070	56	58	2.00		2070	<0.005	13	11.6	0.002	0.04	0.36
2071	58	60	2.00		2071	<0.005	3	5.4	0.002	0.04	0.37
2072	60	62	2.00		2072	<0.005	4	5.7	0.002	0.06	0.32
2073	62	64	2.00		2073	<0.005	1	3	0.003	0.04	0.28
2074	64	66	2.00		2074	<0.005	1	1	0.002	0.02	0.21
2075	66	68	2.00		2075	<0.005	<1	0.8	0.001	0.01	0.17
2076	68	70	2.00		2076	<0.005	<1	0.4	0.001	0.00	0.13
2077	70	72	2.00		2077	0.018	<1	0.4	0.001	0.01	0.14
2078	72	74	2.00		2078	<0.005	1	1.3	0.002	0.03	0.19
2079	74	76	2.00		2079	0.005	3	3.8	0.002	0.08	0.36
2080	76	78	2.00		2080	0.014	4	4.2	0.002	0.19	0.72
2082	78	80	2.00		2082	0.01	8	8.2	0.003	0.29	0.93
2083	80	82	2.00		2083	0.009	15	14.2	0.005	0.16	0.48
2084	82	84	2.00		2084	0.007	1	1.4	0.001	0.06	0.40
2085	84	86	2.00		2085	0.01	6	5.4	0.005	0.18	0.63
2086	86	88	2.00		2086	0.009	1	1.8	0.002	0.06	0.37
2087	88	90	2.00		2087	0.006	1	2.4	0.004	0.09	0.39
2088	90	92	2.00		2088	0.008	2	3.1	0.003	0.12	0.47
2089	92	94	2.00		2089	0.009	4	3.8	0.004	0.12	0.39
2090	94	96	2.00		2090	0.009	6	5.1	0.008	0.14	0.40
2091	96	98	2.00		2091	0.01	5	6	0.011	0.18	0.39
2092	98	100.00	2.00		2092	0.013	4	3.8	0.007	0.09	0.24

SANTA ANA PROJECT
DDH-SA-8 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
2093	0	2	2.00		2093	<0.005	<1	0.8	0.003	0.01	0.05
2094	2	4	2.00		2094	<0.005	<1	1.1	0.005	0.02	0.07
2095	4	6	2.00		2095	<0.005	1	2.1	0.004	0.02	0.07
2096	6	8	2.00		2096	<0.005	3	6.1	0.009	0.04	0.10
2097	8	10	2.00		2097	<0.005	1	2.9	0.003	0.01	0.10
2098	10	12	2.00		2098	<0.005	4	4.6	0.010	0.06	0.12
2099	12	14	2.00		2099	<0.005	3	1.8	0.003	0.04	0.14
2100	14	16	2.00		2100	<0.005	4	1.1	0.004	0.04	0.16
2102	16	18	2.00		2102	0.007	74	50.8	0.030	0.27	0.14
2103	18	20	2.00		2103	<0.005	51	34.5	0.013	0.26	0.21
2104	20	22	2.00		2104	<0.005	38	30.5	0.015	0.17	0.20
2105	22	24	2.00		2105	<0.005	9	4	0.007	0.05	0.15
2106	24	26	2.00		2106	<0.005	16	7.9	0.011	0.08	0.13
2107	26	28	2.00		2107	<0.005	11	6.1	0.023	0.04	0.12
2108	28	30	2.00		2108	<0.005	4	3.4	0.013	0.05	0.15
2109	30	32	2.00		2109	<0.005	2	1.2	0.008	0.03	0.13
2110	32	34	2.00		2110	<0.005	34	35.3	0.027	0.07	0.15
2111	34	36	2.00		2111	<0.005	17	11.3	0.027	0.05	0.18
2112	36	38	2.00		2112	<0.005	5	5.6	0.016	0.02	0.18
2113	38	40	2.00		2113	<0.005	<1	1.9	0.006	0.07	0.22
2114	40	42	2.00		2114	<0.005	23	23.5	0.017	0.18	0.28
2115	42	44	2.00		2115	<0.005	11	10.1	0.011	0.15	0.24
2116	44	46	2.00		2116	<0.005	12	11.8	0.029	0.17	0.23
2117	46	48	2.00		2117	0.042	51	46.1	0.059	0.22	0.27
2118	48	50	2.00		2118	0.006	5	5.3	0.007	0.11	0.21
2119	50	52	2.00		2119	0.014	1	3.9	0.006	0.08	0.27
2120	52	54	2.00		2120	<0.005	1	4.4	0.003	0.07	0.20
2122	54	56	2.00		2122	0.01	<1	3.3	0.004	0.05	0.22
2123	56	58	2.00		2123	<0.005	5	8.1	0.017	0.05	0.21
2124	58	60	2.00		2124	<0.005	<1	3.3	0.007	0.06	0.20
2125	60	62	2.00		2125	<0.005	5	6.8	0.009	0.05	0.16
2126	62	64	2.00		2126	0.006	6	10.6	0.013	0.09	0.23
2127	64	66	2.00		2127	<0.005	4	4.5	0.013	0.05	0.21
2128	66	68	2.00		2128	<0.005	9	13	0.018	0.05	0.18
2129	68	70	2.00		2129	<0.005	<1	1.2	0.001	0.03	0.12
2130	70	72	2.00		2130	<0.005	<1	4.2	0.007	0.03	0.09
2131	72	74	2.00		2131	<0.005	<1	1.6	0.003	0.01	0.06
2132	74	76	2.00		2132	<0.005	<1	1.5	0.002	0.02	0.08
2133	76	78	2.00		2133	<0.005	<1	1.7	0.003	0.03	0.11
2134	78	80	2.00		2134	<0.005	<1	1.7	0.003	0.03	0.12
2135	80	82	2.00		2135	<0.005	<1	0.6	0.002	0.03	0.14
2136	82	84	2.00		2136	<0.005	<1	1.8	0.001	0.06	0.11
2137	84	86	2.00		2137	<0.005	<1	1.8	0.002	0.03	0.09
2138	86	88	2.00		2138	<0.005	<1	2.6	0.001	0.04	0.09
2139	88	90	2.00		2139	<0.005	<1	2.9	0.004	0.03	0.07
2140	90	92	2.00		2140	<0.005	<1	2.7	0.004	0.03	0.10
2142	92	94	2.00		2142	<0.005	<1	7.3	0.003	0.03	0.12
2143	94	96	2.00		2143	<0.005	6	7.5	0.009	0.11	0.19
2144	96	98	2.00		2144	<0.005	<1	3.7	0.005	0.03	0.13
2145	98	100	2.00		2145	<0.005	42	43.6	0.007	0.14	0.17
2146	100	102	2.00		2146	<0.005	25	24.7	0.004	0.10	0.19
2147	102	104	2.00		2147	<0.005	3	7.2	0.003	0.06	0.17
2148	104	106	2.00		2148	<0.005	<1	1.1	0.001	0.01	0.07
2149	106	108	2.00		2149	<0.005	9	13.2	0.008	0.08	0.16
2150	108	110	2.00		2150	<0.005	2	5.5	0.002	0.04	0.14
2151	110	112	2.00		2151	0.007	1	5.4	0.012	0.05	0.18
2152	112	114	2.00		2152	0.005	25	29.6	0.011	0.09	0.22
2153	114	116	2.00		2153	<0.005	1	5.1	0.009	0.05	0.18
2154	116	118	2.00		2154	<0.005	<1	2.8	0.006	0.04	0.12
2155	118	120	2.00		2155	<0.005	<1	2.1	0.003	0.03	0.12
2156	120	122	2.00		2156	<0.005	<1	2.2	0.003	0.03	0.13
2157	122	124	2.00		2157	<0.005	<1	1.6	0.001	0.01	0.10
2158	124	126	2.00		2158	<0.005	<1	2.7	0.002	0.03	0.13
2159	126	128	2.00		2159	0.01	6	9.9	0.009	0.05	0.20
2160	128	130	2.00		2160	<0.005	6	8.9	0.002	0.04	0.16
2162	130	132	2.00		2162	<0.005	8	10.9	0.005	0.04	0.14
2163	132	134	2.00		2163	<0.005	14	16.3	0.007	0.04	0.15
2164	134	136	2.00		2164	<0.005	3	5.9	0.004	0.03	0.15
2165	136	138	2.00		2165	0.007	2	5.5	0.005	0.06	0.18
2166	138	140.00	2.00		2166	0.017	37	41	0.042	0.23	0.42

SANTA ANA PROJECT
DDH-SA-8A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Cu %	Pb %	Zn %
2408	2	4	2.00	**2408**	2408		2	<0.01	0.02	0.07
2409	4	6	2.00	**2409**	2409		1	0.01	0.01	0.14
2410	6	8	2.00	**2410**	2410		22	0.02	0.09	0.21
2411	8	10	2.00	**2411**	2411		12	0.02	0.12	0.2
2412	10	12	2.00	**2412**	2412		9	0.02	0.11	0.27
2413	12	14	2.00	**2413**	2413		23	0.03	0.12	0.26
2414	14	16	2.00	**2414**	2414		16	0.01	0.03	0.17
2415	16	18	2.00	**2415**	2415		12	0.01	0.05	0.16
2416	18	20	2.00	**2416**	2416		14	0.02	0.04	0.13
2417	20	22	2.00	**2417**	2417		18	0.02	0.08	0.17
2418	22	24	2.00	**2418**	2418		22	0.01	0.07	0.15
2419	24	26	2.00	**2419**	2419		<1	<0.01	0.02	0.14
2420	26	28	2.00	**2420**	2420		5	<0.01	0.09	0.13
2422	28	30	2.00	**2422**	2422		2	<0.01	0.04	0.21
2423	30	32	2.00	**2423**	2423		80	0.02	0.32	0.19
2424	32	34	2.00	**2424**	2424		37	0.01	0.21	0.23
2425	34	36	2.00	**2425**	2425		15	0.01	0.19	0.23
2426	36	38	2.00	**2426**	2426		3	0.01	0.08	0.19
2427	38	40	2.00	**2427**	2427		4	0.01	0.05	0.23
2428	40	42	2.00	**2428**	2428		8	0.01	0.1	0.39
2429	42	44	2.00	**2429**	2429		20	0.01	0.17	0.33
2430	44	46	2.00	**2430**	2430		4	<0.01	0.17	0.49
2431	46	48	2.00	**2431**	2431		5	0.01	0.21	0.63
2432	48	50	2.00	**2432**	2432		12	0.01	0.09	0.31
2433	50	52	2.00	**2433**	2433		1	<0.01	0.03	0.16
2434	52	54	2.00	**2434**	2434		2	<0.01	0.02	0.18
2435	54	56	2.00	**2435**	2435		3	<0.01	0.02	0.12
2436	56	58	2.00	**2436**	2436		2	<0.01	0.05	0.19
2437	58	60	2.00	**2437**	2437		9	0.01	0.1	0.16
2438	60	62	2.00	**2438**	2438		2	<0.01	0.04	0.13
2439	62	64	2.00	**2439**	2439		3	<0.01	0.06	0.16
2440	64	66	2.00	**2440**	2440		2	<0.01	0.03	0.17
2442	66	68	2.00	**2442**	2442		2	<0.01	0.04	0.16
2443	68	70	2.00	**2443**	2443		7	<0.01	0.05	0.13
2444	70	72	2.00	**2444**	2444		4	<0.01	0.03	0.16
2445	72	74	2.00	**2445**	2445		12	0.01	0.07	0.19
2446	74	76	2.00	**2446**	2446		4	<0.01	0.04	0.19
2447	76	78	2.00	**2447**	2447		1	<0.01	0.01	0.09
2448	78	80	2.00	**2448**	2448		2	<0.01	0.04	0.11
2449	80	82	2.00	**2449**	2449		2	<0.01	0.02	0.1
2450	82	84	2.00	**2450**	2450		<1	<0.01	<0.01	0.03
2451	84	86	2.00	**2451**	2451		<1	<0.01	<0.01	0.03
2452	86	88	2.00	**2452**	2452		<1	<0.01	0.01	0.07
2453	88	90	2.00	**2453**	2453		2	<0.01	0.03	0.13
2454	90	92	2.00	**2454**	2454		2	<0.01	0.02	0.1
2455	92	94	2.00	**2455**	2455		12	<0.01	0.03	0.11
2456	94	96	2.00	**2456**	2456		17	0.01	0.2	0.35
2457	96	98	2.00	**2457**	2457		56	0.01	0.15	0.25
2458	98	100	2.00	**2458**	2458		6	<0.01	0.11	0.22
2459	100	102	2.00	**2459**	2459		225	0.08	1.2	0.96
2460	102	104	2.00	**2460**	2460		11	0.01	0.16	0.28
2462	104	106	2.00	**2462**	2462		9	0.01	0.1	0.31
2463	106	108	2.00	**2463**	2463		4	0.01	0.06	0.22
2464	108	110	2.00	**2464**	2464		21	0.01	0.18	0.4
2465	110	112	2.00	**2465**	2465		35	0.02	0.24	0.36
2466	112	114	2.00	**2466**	2466		10	<0.01	0.08	0.2
2467	114	116	2.00	**2467**	2467		4	<0.01	0.04	0.13
2468	116	118	2.00	**2468**	2468		4	<0.01	0.04	0.14
2469	118	120	2.00	**2469**	2469		3	<0.01	0.03	0.14
2470	120	122	2.00	**2470**	2470		2	0.01	0.04	0.16
2471	122	124	2.00	**2471**	2471		1	<0.01	0.01	0.08
2472	124	126	2.00	**2472**	2472		1	<0.01	0.01	0.09
2473	126	128	2.00	**2473**	2473		2	<0.01	0.02	0.11
2474	128	130.9	2.90	**2474**	2474		3	<0.01	0.02	0.16

SANTA ANA PROJECT
DDH-SA-8B ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au ppm	Au-AA62 Au ppm	ME-ICP41 Cu %	ME-ICP41 Pb %	ME-ICP41 Zn %
2475	2	4	2.00	2475	2475		3	<0.01	0.01	0.05
2476	4	6	2.00	2476	2476		1	<0.01	0.01	0.04
2477	6	8	2.00	2477	2477		1	<0.01	<0.01	0.03
2478	8	10	2.00	2478	2478		<1	<0.01	<0.01	0.03
2479	10	12	2.00	2479	2479		2	0.01	0.02	0.05
2480	12	14	2.00	2480	2480		1	<0.01	0.01	0.03
2482	14	16	2.00	2482	2482		<1	<0.01	<0.01	0.03
2483	16	18	2.00	2483	2483		1	<0.01	0.01	0.04
2484	18	20	2.00	2484	2484		1	<0.01	<0.01	0.02
2485	20	22	2.00	2485	2485		1	<0.01	<0.01	0.02
2486	22	24	2.00	2486	2486		<1	<0.01	<0.01	0.03
2487	24	26	2.00	2487	2487		1	<0.01	<0.01	0.02
2488	26	28	2.00	2488	2488		3	<0.01	0.01	0.04
2489	28	30	2.00	2489	2489		3	0.01	0.01	0.05
2490	30	32	2.00	2490	2490		1	<0.01	0.01	0.04
2491	32	34	2.00	2491	2491		4	0.01	0.01	0.04
2492	34	36	2.00	2492	2492		<1	<0.01	0.01	0.04
2493	36	38	2.00	2493	2493		<1	<0.01	0.01	0.04
2494	38	40	2.00	2494	2494		2	<0.01	0.02	0.05
2495	40	42	2.00	2495	2495		3	<0.01	0.02	0.06
2496	42	44	2.00	2496	2496		19	0.02	0.07	0.11
2497	44	46	2.00	2497	2497		28	0.05	0.25	0.2
2498	46	48	2.00	2498	2498		39	0.02	0.35	0.19
2499	48	50	2.00	2499	2499		54	0.02	0.23	0.21
2500	50	52	2.00	2500	2500		59	0.02	0.44	0.25
1002	52	54	2.00	1002	1002		4	<0.01	0.07	0.2
1003	54	56	2.00	1003	1003		6	0.01	0.05	0.15
1004	56	58	2.00	1004	1004		3	0.01	0.02	0.12
1005	58	60	2.00	1005	1005		3	<0.01	0.02	0.12
1006	60	62	2.00	1006	1006		4	0.02	0.05	0.13
1007	62	64	2.00	1007	1007		<1	<0.01	0.01	0.11
1008	64	66	2.00	1008	1008		1	<0.01	<0.01	0.08
1009	66	68	2.00	1009	1009		1	<0.01	0.01	0.06
1010	68	70	2.00	1010	1010		3	<0.01	0.03	0.13
1011	70	72	2.00	1011	1011		2	<0.01	0.02	0.12
1012	72	74	2.00	1012	1012		7	0.02	0.05	0.18
1013	74	76	2.00	1013	1013		6	0.01	0.09	0.21
1014	76	78	2.00	1014	1014		<1	<0.01	0.01	0.08
1015	78	80	2.00	1015	1015		<1	<0.01	0.01	0.07
1016	80	82	2.00	1016	1016		5	0.01	0.02	0.11
1017	82	84	2.00	1017	1017		1	<0.01	0.02	0.15
1018	84	86	2.00	1018	1018		2	<0.01	0.06	0.24
1019	86	88	2.00	1019	1019		9	0.02	0.2	0.48
1020	88	90	2.00	1020	1020		9	0.02	0.2	0.35
1022	90	92	2.00	1022	1022		2	<0.01	0.04	0.3
1023	92	94	2.00	1023	1023		1	<0.01	0.04	0.28
1024	94	96	2.00	1024	1024		2	<0.01	0.03	0.23
1025	96	98	2.00	1025	1025		1	<0.01	0.02	0.19
1026	98	100	2.00	1026	1026		<1	<0.01	0.02	0.18
1027	100	102	2.00	1027	1027		2	<0.01	0.07	0.19
1028	102	104	2.00	1028	1028		9	0.01	0.06	0.38
1029	104	106	2.00	1029	1029		2	<0.01	0.04	0.21
1030	106	108	2.00	1030	1030		10	0.01	0.07	0.37
1031	108	110	2.00	1031	1031		3	<0.01	0.1	0.57
1032	110	112	2.00	1032	1032		<1	<0.01	0.02	0.18
1033	112	114	2.00	1033	1033		4	<0.01	0.12	0.39
1034	114	116	2.00	1034	1034		4	<0.01	0.06	0.28
1035	116	118	2.00	1035	1035		6	0.01	0.04	0.2
1036	118	120	2.00	1036	1036		6	<0.01	0.06	0.27
1037	120	122	2.00	1037	1037		<1	<0.01	0.04	0.1
1038	122	124	2.00	1038	1038		1	<0.01	0.03	0.14
1039	124	126	2.00	1039	1039		4	0.01	0.05	0.18
1040	126	128	2.00	1040	1040		59	0.34	1.36	1.71
1042	128	130	2.00	1042	1042		2	0.01	0.04	0.15
1043	130	132	2.00	1043	1043		2	<0.01	0.03	0.14
1044	132	134	2.00	1044	1044		2	<0.01	0.01	0.08
1045	134	136	2.00	1045	1045		2	<0.01	0.02	0.14
1046	136	138	2.00	1046	1046		9	0.01	0.06	0.2
1047	138	140	2.00	1047	1047		2	<0.01	0.04	0.18
1048	140	142	2.00	1048	1048		<1	<0.01	0.02	0.11
1049	142	144	2.00	1049	1049		12	<0.01	0.03	0.18
1050	144	146	2.00	1050	1050		2	<0.01	0.04	0.2
1051	146	148	2.00	1051	1051		4	0.01	0.04	0.15
1052	148	150	2.00	1052	1052		5	<0.01	0.06	0.25
1053	150	152	2.00	1053	1053		8	<0.01	0.05	0.25
1054	152	154	2.00	1054	1054		6	<0.01	0.07	0.26
1055	154	156	2.00	1055	1055		2	<0.01	0.12	0.33
1056	156	158	2.00	1056	1056		2	<0.01	0.09	0.32
1057	158	160	2.00	1057	1057		6	<0.01	0.11	0.22
1058	160	162	2.00	1058	1058		1	<0.01	0.06	0.18
1059	162	164	2.00	1059	1059		58	0.01	4.37	0.33
1060	164	166	2.00	1060	1060		19	0.01	1.6	1.29
1062	166	168	2.00	1062	1062		56	0.01	0.81	0.57
1063	168	170	2.00	1063	1063		25	0.01	0.82	0.66
1064	170	172	2.00	1064	1064		20	<0.01	0.51	0.57
1065	172	174	2.00	1065	1065		16	0.01	0.14	0.33
1066	174	176	2.00	1066	1066		26	0.01	0.33	0.51
1067	176	178	2.00	1067	1067		14	0.01	0.14	0.49
1068	178	180	2.00	1068	1068		42	0.02	0.35	0.87
1069	180	182	2.00	1069	1069		12	0.01	0.26	0.42
1070	182	184	2.00	1070	1070		25	0.01	0.46	0.57
1071	184	186	2.00	1071	1071		22	0.01	0.73	1.49
1072	186	188	2.00	1072	1072		12	0.01	0.15	0.36
1073	188	190	2.00	1073	1073		39	0.03	0.82	1.59
1074	190	192	2.00	1074	1074		17	0.02	0.23	0.72
1075	192	194	2.00	1075	1075		14	0.06	0.28	0.59
1076	194	196	2.00	1076	1076		20	0.02	0.52	0.88
1077	196	198	2.00	1077	1077		14	0.02	0.32	0.64
1078	198	200	2.00	1078	1078		44	0.03	0.94	1.34
1079	200	202	2.00	1079	1079		28	0.03	0.89	1.31
1080	202	204	2.00	1080	1080		39	0.03	1.37	1.68
1082	204	206	2.00	1082	1082		40	0.05	0.3	0.89
1083	206	208	2.00	1083	1083		24	0.03	1.01	1.25
1084	208	210	2.00	1084	1084		38	0.1	1.01	1.27
1085	210	212	2.00	1085	1085		130	0.08	1.54	1.12
1086	212	214	2.00	1086	1086		6	<0.01	0.17	0.42
1087	214	216	2.00	1087	1087		34	0.02	0.34	0.73
1088	216	218	2.00	1088	1088		10	0.01	0.23	0.89
1089	218	220	2.00	1089	1089		10	0.02	0.26	0.94
1090	220	222	2.00	1090	1090		17	0.01	0.48	1.07
1091	222	224	2.00	1091	1091		41	0.01	0.49	1.21
1092	224	226	2.00	1092	1092		15	0.02	0.31	0.8
1093	226	228	2.00	1093	1093		64	0.08	1.72	3.15
1094	228	230	2.00	1094	1094		48	0.02	0.90	1.65
1095	230	232	2.00	1095	1095		21	0.01	0.93	2.01
1096	232	234	2.00	1096	1096		23	0.01	0.8	1.75
1097	234	236	2.00	1097	1097		8	0.01	0.12	0.27
1098	236	238	2.00	1098	1098		6	0.02	0.19	0.45
1099	238	240	2.00	1099	1099		19	0.03	0.36	0.76
1100	240	242	2.00	1100	1100		13	0.02	0.17	0.41
1102	242	244	2.00	1102	1102		4	0.02	0.06	0.23
1103	244	246	2.00	1103	1103		4	0.04	0.03	0.1
1104	246	248	2.00	1104	1104		41	0.12	0.24	0.44
1105	248	250	2.00	1105	1105		14	0.03	0.11	0.2
1106	250	252	2.00	1106	1106		13	0.06	0.34	0.64
1107	252	254	2.00	1107	1107		20	0.07	0.58	0.64
1108	254	256	2.00	1108	1108		18	0.37	0.17	0.38
1109	256	258	2.00	1109	1109		6	0.04	0.12	0.19
1110	258	260	2.00	1110	1110		2	0.01	0.05	0.1
1111	260	262	2.00	1111	1111		3	0.03	0.1	0.17
1112	262	264.0	2.00	1112	1112		19	0.05	0.19	0.26

SANTA ANA PROJECT
DDH-SA-9 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
2167	0.5	2	1.50		2167	<0.005	4	3.4	0.0095	0.0741	0.221
2168	2	4	2.00		2168	<0.005	3	3.5	0.007	0.0869	0.1935
2169	4	6	2.00		2169	<0.005	9	6.6	0.0056	0.242	0.281
2170	6	8	2.00		2170	0.007	7	7.4	0.0068	0.1625	0.231
2171	8	10	2.00		2171	<0.005	5	4.6	0.0044	0.1165	0.1625
2172	10	12	2.00		2172	<0.005	6	5.2	0.0074	0.162	0.205
2173	12	14	2.00		2173	<0.005	9	7.8	0.0061	0.257	0.368
2174	14	16	2.00		2174	<0.005	28	22.7	0.0091	0.533	0.47
2175	16	18	2.00		2175	<0.005	38	31.3	0.0137	0.74	0.217
2176	18	20	2.00		2176	<0.005	12	9.1	0.0087	0.145	0.2
2177	20	22	2.00		2177	0.01	14	10.5	0.0126	0.249	0.216
2178	22	24	2.00		2178	<0.005	21	20.7	0.0115	0.398	0.433
2179	24	26	2.00		2179	<0.005	1	2.3	0.0032	0.1435	0.383
2180	26	28	2.00		2180	<0.005	4	5.2	0.0059	0.157	0.369
2182	28	30	2.00		2182	<0.005	<1	1.7	0.0009	0.1085	0.454
2183	30	32	2.00		2183	<0.005	20	18	0.0062	0.245	0.448
2184	32	34	2.00		2184	<0.005	22	19.7	0.0054	0.1765	0.37
2185	34	36	2.00		2185	<0.005	9	8.7	0.0033	0.0966	0.328
2186	36	38	2.00		2186	<0.005	13	12.6	0.005	0.1285	0.259
2187	38	40	2.00		2187	<0.005	32	31.4	0.0047	0.0759	0.344
2188	40	42	2.00		2188	<0.005	48	47.7	0.0086	0.1665	0.334
2189	42	44	2.00		2189	<0.005	25	21.6	0.0048	0.209	0.25
2190	44	46	2.00		2190	<0.005	57	56.5	0.0157	0.229	0.29
2191	46	48	2.00		2191	<0.005	3	4.7	0.0011	0.0586	0.278
2192	48	50	2.00		2192	<0.005	10	12	0.0016	0.0546	0.201
2193	50	52	2.00		2193	<0.005	6	8	0.0016	0.0811	0.256
2194	52	54	2.00		2194	<0.005	44	44.4	0.0074	0.1825	0.361
2195	54	56	2.00		2195	<0.005	99	97.3	0.0121	0.1855	0.424
2196	56	58	2.00		2196	0.009	59	57.6	0.0121	0.1805	0.438
2197	58	60	2.00		2197	<0.005	17	17.8	0.0033	0.1385	0.34
2198	60	62	2.00		2198	<0.005	14	15.8	0.0032	0.1775	0.448
2199	62	64	2.00		2199	<0.005	2	5.8	0.0019	0.0447	0.229
2200	64	66	2.00		2200	<0.005	4	6.5	0.0018	0.0286	0.155
2202	66	68	2.00		2202	0.008	20	18.3	0.0033	0.0572	0.202
2203	68	70	2.00		2203	<0.005	4	5.9	0.0024	0.0178	0.1105
2204	70	72	2.00		2204	<0.005	2	4.2	0.0029	0.0087	0.0795
2205	72	74	2.00		2205	<0.005	4	4.3	0.002	0.0241	0.0971
2206	74	76	2.00		2206	<0.005	3	3.8	0.0027	0.0198	0.0873
2207	76	78	2.00		2207	<0.005	27	27.2	0.0037	0.0908	0.149
2208	78	80.00	2.00		2208	<0.005	23	18.6	0.0038	0.0469	0.1525

SANTA ANA PROJECT
DDH-SA-10 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
2209	0	2	2.00		2209	<0.005	5	5.3	0.004	0.06	0.11
2210	2	4	2.00		2210	<0.005	6	5.5	0.008	0.13	0.15
2211	4	6	2.00		2211	<0.005	35	31.8	0.009	0.16	0.18
2212	6	8	2.00		2212	<0.005	6	6.1	0.007	0.12	0.15
2213	8	10	2.00		2213	<0.005	4	4.7	0.006	0.08	0.12
2214	10	12	2.00		2214	<0.005	10	10.6	0.004	0.20	0.20
2215	12	14	2.00		2215	<0.005	8	8.7	0.005	0.16	0.33
2216	14	16	2.00		2216	<0.005	6	7.8	0.005	0.18	0.30
2217	16	18	2.00		2217	<0.005	11	12.4	0.006	0.39	0.48
2218	18	20	2.00		2218	<0.005	7	8	0.006	0.21	0.40
2219	20	22	2.00		2219	<0.005	33	33.4	0.012	0.41	0.44
2220	22	24	2.00		2220	<0.005	7	8.4	0.005	0.21	0.29
2222	24	26	2.00		2222	<0.005	7	7.1	0.005	0.22	0.33
2223	26	28	2.00		2223	<0.005	21	20.5	0.009	0.38	0.27
2224	28	30	2.00		2224	<0.005	2	5.1	0.005	0.75	0.37
2225	30	32	2.00		2225	<0.005	20	21.4	0.007	1.00	0.28
2226	32	34	2.00		2226	<0.005	9	10.1	0.007	0.27	0.15
2227	34	36	2.00		2227	<0.005	32	34.6	0.019	0.38	0.20
2228	36	38	2.00		2228	<0.005	100	96.8	0.027	0.44	0.35
2229	38	40	2.00		2229	<0.005	9	10	0.008	0.22	0.73
2230	40	42	2.00		2230	<0.005	8	11.6	0.003	0.15	0.47
2231	42	44	2.00		2231	<0.005	3	5.9	0.002	0.08	0.26
2232	44	46	2.00		2232	<0.005	49	55.1	0.008	0.13	0.30
2233	46	48	2.00		2233	<0.005	2	3.4	0.002	0.10	0.31
2234	48	50	2.00		2234	<0.005	24	30.1	0.005	0.17	0.35
2235	50	52	2.00		2235	<0.005	43	48	0.009	0.10	0.27
2236	52	54	2.00		2236	<0.005	41	42.6	0.006	0.09	0.27
2237	54	56	2.00		2237	<0.005	134	>100	0.013	0.17	0.24
2238	56	58	2.00		2238	<0.005	98	>100	0.008	0.18	0.22
2239	58	60	2.00		2239	0.005	95	96.3	0.008	0.11	0.23
2240	60	62	2.00		2240	<0.005	30	31.3	0.002	0.10	0.28
2242	62	64	2.00		2242	0.007	150	>100	0.013	0.15	0.26
2243	64	66	2.00		2243	0.006	56	52.5	0.003	0.08	0.24
2244	66	68	2.00		2244	<0.005	35	30.8	0.006	0.06	0.25
2245	68	70	2.00		2245	<0.005	78	77.6	0.006	0.05	0.23
2246	70	72	2.00		2246	0.006	203	>100	0.012	0.38	0.35
2247	72	74	2.00		2247	0.009	6	4.6	0.001	0.14	0.24
2248	74	76	2.00		2248	<0.005	10	9.7	0.001	0.09	0.19
2249	76	78	2.00		2249	<0.005	7	7.5	0.001	0.07	0.18
2250	78	80.50	2.50		2250	<0.005	72	67.5	0.006	0.09	0.20

SANTA ANA PROJECT
DDH-SA-10A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
2594	2	4	2.00		2594		18	14.1	0.009	0.16	0.35
2595	4	6	2.00		2595		25	20.2	0.009	0.15	0.26
2596	6	8	2.00		2596		21	16.4	0.017	0.33	0.41
2597	8	10	2.00		2597		28	22.8	0.006	0.41	0.28
2598	10	12	2.00		2598		14	10.9	0.006	0.27	0.16
2599	12	14	2.00		2599		32	28.3	0.008	0.43	0.15
2600	14	16	2.00		2600		55	42.9	0.010	0.76	0.23
34902	16	18	2.00		34902		37	33.2	0.010	0.77	0.37
34903	18	20	2.00		34903		17	13.2	0.005	0.48	0.24
34904	20	22	2.00		34904		84	80.4	0.009	0.38	0.32
34905	22	24	2.00		34905		115	>100	0.016	0.39	0.93
34906	24	26	2.00		34906		3	3.1	0.004	0.03	0.31
34907	26	28	2.00		34907		1	0.7	0.002	0.01	0.29
34908	28	30	2.00		34908		<1	0.4	0.002	0.00	0.30
34909	30	32	2.00		34909		<1	1.0	0.003	0.01	0.07
34910	32	34	2.00		34910		<1	1.0	0.003	0.01	0.05
34911	34	36	2.00		34911		<1	1.1	0.004	0.01	0.04
34912	36	38	2.00		34912		<1	0.6	0.003	0.01	0.03
34913	38	40	2.00		34913		<1	0.7	0.003	0.01	0.03
34914	40	42	2.00		34914		<1	0.6	0.003	0.01	0.02
34915	42	44	2.00		34915		1	1.0	0.003	0.01	0.03
34916	44	46	2.00		34916		1	1.0	0.002	0.01	0.03
34917	46	48	2.00		34917		<1	1.1	0.002	0.01	0.04
34918	48	50	2.00		34918		<1	1.1	0.002	0.01	0.05
34919	50	52	2.00		34919		1	1.2	0.002	0.01	0.04
34920	52	54	2.00		34920		<1	0.3	0.002	0.00	0.02
34922	54	56	2.00		34922		<1	0.7	0.002	0.00	0.02
34923	56	58	2.00		34923		1	0.8	0.002	0.01	0.03
34924	58	60	2.00		34924		<1	0.8	0.002	0.01	0.03
34925	60	62	2.00		34925		<1	0.5	0.002	0.01	0.03
34926	62	64	2.00		34926		<1	0.5	0.002	0.00	0.03
34927	64	66	2.00		34927		<1	0.4	0.001	0.00	0.02
34928	66	68	2.00		34928		<1	0.3	0.002	0.00	0.02
34929	68	70	2.00		34929		<1	0.5	0.002	0.01	0.03
34930	70	72	2.00		34930		<1	0.3	0.002	0.00	0.02
34931	72	74	2.00		34931		<1	0.3	0.002	0.00	0.02
34932	74	76	2.00		34932		<1	0.5	0.002	0.00	0.02
34933	76	78	2.00		34933		<1	0.5	0.001	0.00	0.02
34934	78	80	2.00		34934		<1	1.3	0.002	0.01	0.05
34935	80	82	2.00		34935		<1	0.6	0.002	0.01	0.03
34936	82	84	2.00		34936		1	0.8	0.002	0.00	0.02
34937	84	86	2.00		34937		<1	1.0	0.001	0.00	0.02
34938	86	88	2.00		34938		<1	1.0	0.002	0.01	0.02
34939	88	90	2.00		34939		<1	0.9	0.002	0.01	0.02
34940	90	92	2.00		34940		4	5.6	0.003	0.02	0.06
34942	92	94	2.00		34942		1	2.2	0.001	0.01	0.04
34943	94	96	2.00		34943		5	4.9	0.002	0.02	0.04
34944	96	98	2.00		34944		3	4.2	0.004	0.02	0.06
34945	98	100	2.00		34945		3	4.1	0.002	0.02	0.06
34946	100	102	2.00		34946		21	22.9	0.007	0.12	0.09
34947	102	104	2.00		34947		10	12.0	0.011	0.09	0.20
34948	104	106	2.00		34948		5	6.8	0.003	0.04	0.11
34949	106	108	2.00		34949		6	7.4	0.003	0.03	0.09
34950	108	110	2.00		34950		1	1.1	0.002	0.01	0.05
34951	110	112	2.00		34951		2	3.0	0.002	0.02	0.08
34952	112	114	2.00		34952		3	4.1	0.002	0.02	0.07
34953	114	116	2.00		34953		2	3.6	0.005	0.02	0.07
34954	116	118	2.00		34954		<1	0.9	0.003	0.01	0.05
34955	118	120	2.00		34955		1	2.1	0.004	0.01	0.05
34956	120	122	2.00		34956		<1	1.5	0.003	0.01	0.05
34957	122	124	2.00		34957		1	2.7	0.003	0.02	0.06
34958	124	125.50	1.50		34958		2	1.9	0.002	0.02	0.05

SANTA ANA PROJECT
DDH-SA-10B ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
34959	0	2	2.00		34959		7	6.3	0.005	0.09	0.13
34960	2	4	2.00		34960		5	4.7	0.008	0.09	0.16
34962	4	6	2.00		34962		7	5.3	0.006	0.12	0.18
34963	6	8	2.00		34963		5	4.9	0.006	0.13	0.31
34964	8	10	2.00		34964		11	9.7	0.007	0.22	0.14
34965	10	12	2.00		34965		5	3.6	0.005	0.15	0.12
34966	12	14	2.00		34966		22	19.9	0.004	0.17	0.19
34967	14	16	2.00		34967		21	18.2	0.008	0.56	0.25
34968	16	18	2.00		34968		13	10.6	0.009	0.34	0.32
34969	18	20	2.00		34969		2	2.2	0.002	0.17	0.23
34970	20	22	2.00		34970		1	1.6	0.001	0.07	0.28
34971	22	24	2.00		34971		6	6.7	0.003	0.19	0.31
34972	24	26	2.00		34972		63	60.3	0.018	0.43	0.43
34973	26	28	2.00		34973		39	36.3	0.014	0.35	0.26
34974	28	30	2.00		34974		14	13.3	0.006	0.15	0.24
34975	30	32	2.00		34975		20	20	0.010	0.43	0.22
34976	32	34	2.00		34976		16	14.1	0.005	0.27	0.20
34977	34	36	2.00		34977		8	6.4	0.005	0.29	0.20
34978	36	38	2.00		34978		12	9.2	0.004	0.19	0.16
34979	38	40	2.00		34979		36	35.7	0.010	0.90	0.19
34980	40	42	2.00		34980		56	56.9	0.032	0.91	0.17
34982	42	44	2.00		34982		46	44.3	0.022	0.48	0.14
34983	44	46	2.00		34983		59	51.4	0.015	0.18	0.18
34984	46	48	2.00		34984		493	>100	0.014	0.17	0.13
34985	48	50	2.00		34985		215	>100	0.041	0.19	0.19
34986	50	52	2.00		34986		237	>100	0.041	0.25	0.35
34987	52	54	2.00		34987		17	18.9	0.003	0.04	0.26
34988	54	56	2.00		34988		92	90.8	0.010	0.07	0.27
34989	56	58	2.00		34989		69	79.7	0.011	0.09	0.23
34990	58	60	2.00		34990		106	>100	0.017	0.17	0.24
34991	60	62	2.00		34991		38	36.4	0.005	0.07	0.20
34992	62	64	2.00		34992		5	5.5	0.001	0.01	0.13
34993	64	66	2.00		34993		3	3.8	0.001	0.01	0.14
34994	66	68	2.00		34994		3	2.7	0.001	0.01	0.14
34995	68	70	2.00		34995		6	4.7	0.001	0.01	0.10
34996	70	72	2.00		34996		5	5.4	0.001	0.02	0.10
34997	72	74	2.00		34997		4	6.7	0.001	0.03	0.12
34998	74	76	2.00		34998		4	4.3	0.001	0.04	0.12
34999	76	78	2.00		34999		11	10.7	0.001	0.06	0.11
35000	78	80	2.00		35000		8	9.8	0.002	0.12	0.11
51202	80	82	2.00		51202		4	2.2	0.001	0.03	0.09
51203	82	84	2.00		51203		3	2.5	0.003	0.04	0.08
51204	84	86.00	2.00		51204		5	3.8	0.003	0.03	0.08

SANTA ANA PROJECT
DDH-SA - 10C ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
51205	0	2	2.00		51205		10	9.2	0.013	0.12	0.27
51206	2	4	2.00		51206		7	6.1	0.007	0.08	0.26
51207	4	6	2.00		51207		10	7.8	0.008	0.14	0.27
51208	6	8	2.00		51208		14	13	0.017	0.15	0.22
51209	8	10	2.00		51209		20	15.9	0.010	0.24	0.22
51210	10	12	2.00		51210		16	14.2	0.007	0.38	0.27
51211	12	14	2.00		51211		19	18.2	0.006	0.22	0.24
51212	14	16	2.00		51212		22	19.7	0.008	0.24	0.37
51213	16	18	2.00		51213		15	13.2	0.010	0.37	0.30
51214	18	20	2.00		51214		23	20.2	0.023	0.82	0.30
51215	20	22	2.00		51215		41	39.3	0.022	0.72	0.26
51216	22	24	2.00		51216		16	14	0.007	0.40	0.47
51217	24	26	2.00		51217		81	94	0.010	0.47	0.79
51218	26	28	2.00		51218		63	69.4	0.011	0.47	1.36
51219	28	30	2.00		51219		27	29.1	0.005	0.17	0.44
51221	30	32	2.00		51221		32	31.9	0.004	0.19	0.22
51222	32	34	2.00		51222		29	31.5	0.007	0.14	0.23
51223	34	36	2.00		51223		20	22.5	0.004	0.14	0.38
51224	36	38	2.00		51224		43	48.8	0.007	0.08	0.29
51225	38	40	2.00		51225		15	17.7	0.003	0.06	0.26
51226	40	42	2.00		51226		2	3.5	0.001	0.08	0.30
51227	42	44	2.00		51227		23	26.3	0.004	0.17	0.29
51228	44	46	2.00		51228		13	13.8	0.003	0.03	0.25
51229	46	48	2.00		51229		19	22.8	0.007	0.04	0.27
51230	48	50	2.00		51230		7	8.8	0.002	0.05	0.28
51231	50	52	2.00		51231		3	3.2	0.002	0.04	0.31
51232	52	54	2.00		51232		30	35.2	0.004	0.11	0.36
51233	54	56	2.00		51233		8	7.4	0.001	0.03	0.26
51234	56	58	2.00		51234		5	6.2	0.001	0.08	0.30
51235	58	60	2.00		51235		31	35.3	0.006	0.13	0.30
51236	60	62	2.00		51236		111	>100	0.016	0.26	0.28
51237	62	64	2.00		51237		23	25.2	0.004	0.12	0.22
51238	64	66	2.00		51238		19	17.6	0.005	0.01	0.18
51239	66	68	2.00		51239		51	39.3	0.005	0.06	0.18
51240	68	70	2.00		51240		16	13.2	0.002	0.04	0.20
51242	70	72	2.00		51242		23	32.9	0.002	0.07	0.17
51243	72	74	2.00		51243		13	23.6	0.001	0.11	0.19
51244	74	76	2.00		51244		36	36.5	0.002	0.31	0.27
51245	76	78	2.00		51245		465	>100	0.020	1.74	1.84
51246	78	80	2.00		51246		105	>100	0.004	0.33	0.32
51247	80	82	2.00		51247		6	4.6	0.001	0.08	0.13
51248	82	84	2.00		51248		94	86.7	0.003	0.27	0.22
51249	84	86.20	2.20		51249		23	21.8	0.001	0.13	0.19

SANTA ANA PROJECT
DDH-SA-11 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
2251	0.4	2	1.60		2251	<0.005	66	60.8	0.0142	0.227	0.258
2252	2	4	2.00		2252	<0.005	12	6.9	0.002	0.0423	0.1805
2253	4	6	2.00		2253	<0.005	33	38.1	0.0056	0.149	0.1985
2254	6	8	2.00		2254	<0.005	235	>100	0.0144	0.439	0.264
2255	8	10	2.00		2255	<0.005	725	>100	0.051	1	0.308
2256	10	12	2.00		2256	<0.005	64	71.2	0.0254	0.498	0.288
2257	12	14	2.00		2257	<0.005	7	7	0.0024	0.0871	0.444
2258	14	16	2.00		2258	<0.005	2	5.3	0.0015	0.0413	0.381
2259	16	18	2.00		2259	0.006	11	12	0.0034	0.0767	0.28
2260	18	20	2.00		2260	<0.005	4	3.4	0.0023	0.0753	0.336
2262	20	22	2.00		2262	<0.005	<1	1.9	0.0012	0.0275	0.292
2263	22	24	2.00		2263	0.005	29	34.5	0.0065	0.0997	0.389
2264	24	26	2.00		2264	<0.005	7	7.5	0.0053	0.1045	0.39
2265	26	28	2.00		2265	<0.005	2	4.7	0.0041	0.0651	0.432
2266	28	30	2.00		2266	<0.005	42	43.4	0.0095	0.1015	0.424
2267	30	32	2.00		2267	0.007	2	4.7	0.0028	0.1075	0.428
2268	32	34	2.00		2268	<0.005	1	4.3	0.0026	0.0903	0.438
2269	34	36	2.00		2269	<0.005	8	10.7	0.0049	0.1745	0.357
2270	36	38	2.00		2270	<0.005	69	73.1	0.0289	0.455	1
2271	38	40	2.00		2271	<0.005	28	35.5	0.0169	0.303	0.765
2272	40	42	2.00		2272	<0.005	57	68.5	0.0211	0.289	0.545
2273	42	44	2.00		2273	<0.005	43	52.2	0.0197	0.293	0.748
2274	44	46	2.00		2274	<0.005	31	36.3	0.0256	0.46	1
2275	46	48	2.00		2275	<0.005	19	22.6	0.013	0.204	0.574
2276	48	50	2.00		2276	0.01	27	33	0.0131	1	0.555
2277	50	52	2.00		2277	<0.005	10	13.4	0.0079	0.224	0.304
2278	52	54	2.00		2278	0.005	31	39.4	0.0062	0.168	0.582
2279	54	56	2.00		2279	0.006	3	4.6	0.0068	0.1385	0.519
2280	56	58	2.00		2280	<0.005	<1	2.8	0.0048	0.076	0.287
2282	58	60	2.00		2282	0.008	2	6.9	0.0056	0.1975	0.62
2283	60	62	2.00		2283	<0.005	34	42.1	0.0091	0.238	0.672
2284	62	64	2.00		2284	0.005	<1	3.6	0.0015	0.0299	0.165
2285	64	66	2.00		2285	<0.005	<1	3.2	0.0023	0.0345	0.1695
2286	66	68	2.00		2286	<0.005	44	49	0.0242	0.219	0.634
2287	68	70	2.00		2287	0.007	40	47.9	0.0164	0.307	0.626
2288	70	72	2.00		2288	0.01	32	27.3	0.0046	0.242	0.33
2289	72	74	2.00		2289	0.01	1	6.2	0.0019	0.0532	0.171
2290	74	75.50	1.50		2290	0.005	8	13.2	0.0037	0.164	0.278

SANTA ANA PROJECT
DDH-SA-12 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
58642	2	4	2.00		58642		26	18.5	0.042	0.41	0.11
58643	4	6	2.00		58643		19	15.3	0.028	0.10	0.15
58644	6	8	2.00		58644		7	5.1	0.014	0.07	0.23
58645	8	10	2.00		58645		19	17	0.020	0.12	0.23
58646	10	12	2.00		58646		25	18	0.035	0.25	0.18
58647	12	14	2.00		58647		21	18	0.016	0.16	0.23
58648	14	16	2.00		58648		12	11.2	0.013	0.17	0.51
58649	16	18	2.00		58649		30	32	0.014	0.31	0.81
58650	18	20	2.00		58650		155	>100	0.068	0.88	0.45
58651	20	22	2.00		58651		331	>100	0.152	1.80	0.75
58652	22	24	2.00		58652		18	15.1	0.011	1.38	0.52
58653	24	26	2.00		58653		16	17.8	0.016	0.43	0.31
58654	26	28	2.00		58654		47	50.6	0.048	0.48	0.28
58655	28	30	2.00		58655		18	17.5	0.015	0.10	0.13
58656	30	32	2.00		58656		11	9.7	0.012	0.15	0.21
58657	32	34	2.00		58657		20	17.9	0.009	0.17	0.30
58658	34	36	2.00		58658		2	1.9	0.002	0.06	0.11
58659	36	38	2.00		58659		6	4.8	0.003	0.12	0.11
58660	38	40	2.00		58660		3	3.6	0.008	0.31	0.17
58662	40	42	2.00		58662		8	9.7	0.008	0.31	0.16
58663	42	44	2.00		58663		767	>100	0.016	0.42	0.21
58664	44	46	2.00		58664		56	53.2	0.007	0.47	0.16
58665	46	48	2.00		58665		431	>100	0.060	1.23	0.35
58666	48	50	2.00		58666		8	5.9	0.003	0.17	0.15
58667	50	52	2.00		58667		<1	1	0.001	0.03	0.10
58668	52	54	2.00		58668		5	4.4	0.003	0.04	0.10
58669	54	56	2.00		58669		2	2.2	0.002	0.03	0.11
58670	56	58	2.00		58670		6	6.7	0.002	0.04	0.13
58671	58	60	2.00		58671		4	3.6	0.002	0.04	0.13
58672	60	62	2.00		58672		2	2.4	0.002	0.05	0.10
58673	62	64	2.00		58673		26	25.5	0.004	0.42	0.20
58674	64	66	2.00		58674		7	6.6	0.002	0.21	0.15
58675	66	68	2.00		58675		4	4	0.002	0.04	0.11
58676	68	70	2.00		58676		2	2.5	0.002	0.07	0.15
58677	70	72	2.00		58677		2	3.1	0.005	0.05	0.14
58678	72	74	2.00		58678		2	1.7	0.002	0.04	0.15
58679	74	76	2.00		58679		1	0.7	0.001	0.02	0.10
58680	76	78	2.00		58680		<1	1.3	0.001	0.02	0.11
58682	78	80	2.00		58682		9	9.7	0.003	0.44	0.61
58683	80	82	2.00		58683		12	14.6	0.007	0.96	1.23
58684	82	84	2.00		58684		5	6.2	0.008	0.21	0.63
58685	84	86	2.00		58685		4	3.4	0.009	0.17	0.35
58686	86	88	2.00		58686		3	4.1	0.025	0.14	0.37
58687	88	90	2.00		58687		14	14.8	0.046	0.24	0.49
58688	90	92	2.00		58688		2	2.4	0.005	0.12	0.34
58689	92	94	2.00		58689		5	6.8	0.022	0.07	0.20
58690	94	96	2.00		58690		<1	1.4	0.003	0.10	0.11
58691	96	98	2.00		58691		5	4.6	0.010	0.20	0.12
58692	98	100.00	2.00		58692		<1	1.3	0.004	0.10	0.17

SANTA ANA PROJECT

DDH-SA-12A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
58693	1.75	4	2.25		58693	0.005	10	6.9	0.04	0.20	0.07
58694	4	6	2.00		58694	<0.005	52	47.8	0.03	0.37	0.17
58695	6	8	2.00		58695	<0.005	22	20.3	0.01	0.12	0.18
58696	8	10	2.00		58696	<0.005	11	8.9	0.01	0.13	0.20
58697	10	12	2.00		58697	<0.005	21	17.2	0.02	0.14	0.28
58698	12	14	2.00		58698	<0.005	6	3.7	0.01	0.03	0.23
58699	14	16	2.00		58699	<0.005	62	59.6	0.03	0.16	0.30
58700	16	18	2.00		58700	<0.005	3	4.1	0.01	0.06	0.26
58702	18	20	2.00		58702	<0.005	21	20.5	0.02	0.13	0.28
58703	20	22	2.00		58703	<0.005	10	12.7	0.02	0.09	0.26
58704	22	24	2.00		58704	<0.005	5	6.4	0.01	0.08	0.21
58705	24	26	2.00		58705	<0.005	5	5.4	0.01	0.05	0.20
58706	26	28	2.00		58706	0.011	3	3.5	0.01	0.04	0.17
58707	28	30	2.00		58707	<0.005	5	3.2	0.01	0.04	0.16
58708	30	32	2.00		58708	0.009	8	7.2	0.02	0.12	0.22
58709	32	34	2.00		58709	<0.005	3	2.5	0.00	0.06	0.23
58710	34	36	2.00		58710	<0.005	38	32.5	0.01	0.20	0.40
58711	36	38	2.00		58711	0.007	51	52.2	0.03	0.38	0.83
58712	38	40	2.00		58712	<0.005	17	13.6	0.01	0.16	0.33
58713	40	42	2.00		58713	0.005	94	93.1	0.02	0.68	0.71
58714	42	44	2.00		58714	0.007	70	73.5	0.05	0.86	1.33
58715	44	46	2.00		58715	0.055	82	90.7	0.05	0.94	1.06
58716	46	48	2.00		58716	0.015	22	21.1	0.01	0.69	0.69
58717	48	50	2.00		58717	0.007	34	33.4	0.01	0.95	0.76
58718	50	52	2.00		58718	0.007	24	22.7	0.01	0.62	0.62
58719	52	54	2.00		58719	<0.005	10	6.8	0.00	0.36	0.31
58720	54	56	2.00		58720	<0.005	5	3.8	0.00	0.36	0.32
58722	56	58	2.00		58722	<0.005	3	2	0.00	0.49	0.33
58723	58	60	2.00		58723	<0.005	20	20.4	0.01	0.50	0.30
58724	60	62	2.00		58724	<0.005	365	>100	0.02	0.40	0.31
58725	62	64	2.00		58725	<0.005	6	4.4	0.01	0.22	0.16
58726	64	66	2.00		58726	<0.005	5	4.1	0.00	0.19	0.23
58727	66	68	2.00		58727	<0.005	11	10.6	0.01	0.13	0.25
58728	68	70	2.00		58728	<0.005	8	7.7	0.01	0.34	0.42
58729	70	72	2.00		58729	<0.005	10	12	0.02	0.30	0.37
58730	72	74	2.00		58730	<0.005	47	44.3	0.02	0.38	0.25
58731	74	76	2.00		58731	<0.005	74	76.7	0.03	0.28	0.40
58732	76	78	2.00		58732	<0.005	12	12.9	0.01	0.24	0.27
58733	78	80	2.00		58733	<0.005	19	21.3	0.01	0.29	0.64
58734	80	82	2.00		58734	<0.005	25	27.2	0.01	0.29	0.54
58735	82	84	2.00		58735	<0.005	9	9	0.00	0.19	0.40
58736	84	86	2.00		58736	<0.005	5	5.4	0.00	0.06	0.27
58737	86	88	2.00		58737	<0.005	1	2	0.00	0.04	0.24
58738	88	90	2.00		58738	0.005	9	9.8	0.01	0.15	0.55
58739	90	92	2.00		58739	<0.005	2	3.5	0.00	0.09	0.40
58740	92	94	2.00		58740	<0.005	9	9.6	0.01	0.11	0.55
58742	94	96	2.00		58742	0.012	86	91.7	0.11	0.28	0.82
58743	96	98	2.00		58743	<0.005	20	14.8	0.02	0.24	0.80
58744	98	100	2.00		58744	<0.005	3	2.7	0.01	0.26	0.43
58745	100	102	2.00		58745	0.008	6	5.9	0.01	0.25	0.68
58746	102	104	2.00		58746	<0.005	3	3.7	0.01	0.18	0.57
58747	104	106	2.00		58747	<0.005	2	2.4	0.00	0.07	0.27
58748	106	108	2.00		58748	<0.005	2	2.3	0.01	0.11	0.26
58749	108	110	2.00		58749	<0.005	6	8.6	0.01	0.25	0.52
58750	110	112	2.00		58750	0.005	12	12.1	0.02	0.20	0.56
58751	112	114	2.00		58751	<0.005	10	11.4	0.01	0.22	0.50
58752	114	116	2.00		58752	0.005	4	4.9	0.01	0.15	0.43
58753	116	118.75	2.75		58753	0.006	6	3.5	0.01	0.10	0.30

SANTA ANA PROJECT
DDH-SA-13 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
58754	0.9	2	1.10		58754		7	6.7	0.004	0.04	0.03
58755	2	4	2.00		58755		4	3.3	0.004	0.03	0.02
58756	4	6	2.00		58756		10	8	0.024	0.07	0.07
58757	6	8	2.00		58757		14	14.2	0.012	0.06	0.08
58758	8	10	2.00		58758		18	19.2	0.022	0.12	0.11
58759	10	12	2.00		58759		37	38	0.044	0.14	0.13
58760	12	14	2.00		58760		60	55	0.084	0.23	0.13
58762	14	16	2.00		58762		15	13.7	0.014	0.17	0.15
58763	16	18	2.00		58763		9	8.1	0.009	0.04	0.11
58764	18	20	2.00		58764		62	60.5	0.030	0.28	0.24
58765	20	22	2.00		58765		13	12.1	0.012	0.15	0.15
58766	22	24	2.00		58766		8	7.9	0.009	0.06	0.18
58767	24	26	2.00		58767		8	8.8	0.007	0.04	0.15
58768	26	28	2.00		58768		7	6.9	0.008	0.03	0.13
58769	28	30	2.00		58769		25	28.5	0.013	0.13	0.24
58770	30	32	2.00		58770		2	3.3	0.005	0.03	0.11
58771	32	34	2.00		58771		6	5.6	0.005	0.04	0.12
58772	34	36	2.00		58772		1	0.7	0.004	0.00	0.08
58773	36	38	2.00		58773		10	10.7	0.008	0.10	0.13
58774	38	40	2.00		58774		117	>100	0.021	0.19	0.18
58775	40	42	2.00		58775		145	>100	0.036	0.26	0.19
58776	42	44	2.00		58776		6	4.9	0.008	0.05	0.13
58777	44	46	2.00		58777		2	1.7	0.004	0.02	0.09
58778	46	48	2.00		58778		2	2.5	0.006	0.02	0.08
58779	48	50	2.00		58779		10	8.4	0.007	0.08	0.16
58780	50	52	2.00		58780		6	5.1	0.005	0.07	0.16
58782	52	54	2.00		58782		7	5.5	0.008	0.10	0.25
58783	54	56	2.00		58783		7	7	0.008	0.12	0.26
58784	56	58	2.00		58784		16	16	0.009	0.32	0.20
58785	58	60	2.00		58785		573	>100	0.023	0.74	0.27
58786	60	62	2.00		58786		9	9.5	0.008	0.28	0.21
58787	62	64	2.00		58787		15	13.3	0.016	0.35	0.39
58788	64	66	2.00		58788		16	16.4	0.023	0.54	0.51
58789	66	68	2.00		58789		9	8.1	0.008	0.20	0.31
58790	68	70	2.00		58790		2	1.8	0.001	0.03	0.22
58791	70	72	2.00		58791		3	1.2	0.002	0.02	0.15
58792	72	74	2.00		58792		5	3.8	0.010	0.29	0.26
58793	74	76	2.00		58793		4	5.3	0.014	0.15	0.27
58794	76	78	2.00		58794		6	4.8	0.011	0.11	0.34
58795	78	80	2.00		58795		57	57.3	0.217	0.20	0.42
58796	80	82	2.00		58796		167	>100	0.196	0.31	0.40
58797	82	84	2.00		58797		10	8.5	0.050	0.10	0.26
58798	84	86	2.00		58798		25	23.7	0.038	0.25	0.34
58799	86	88	2.00		58799		5	4.3	0.013	0.05	0.22
58800	88	90	2.00		58800		5	4.4	0.011	0.07	0.41
58802	90	92	2.00		58802		8	7	0.013	0.05	0.17
58803	92	94	2.00		58803		6	4.1	0.008	0.08	0.14
58804	94	96	2.00		58804		3	2.8	0.002	0.06	0.20
58805	96	98	2.00		58805		2	1.1	0.002	0.04	0.18
58806	98	100	2.00		58806		2	1.4	0.001	0.04	0.15
58807	100	102	2.00		58807		8	5.2	0.003	0.05	0.16
58808	102	104	2.00		58808		3	2.6	0.004	0.05	0.16
58809	104	106	2.00		58809		13	14	0.031	0.13	0.26
58810	106	108	2.00		58810		5	3.2	0.004	0.06	0.15
58811	108	110	2.00		58811		1	1.6	0.002	0.01	0.15
58812	110	112	2.00		58812		<1	0.5	0.001	0.01	0.12
58813	112	114	2.00		58813		2	2	0.003	0.03	0.13
58814	114	116	2.00		58814		1	1.1	0.002	0.01	0.24
58815	116	118	2.00		58815		6	4.9	0.004	0.05	0.14
58816	118	120	2.00		58816		13	12.2	0.006	0.13	0.18
58817	120	122	2.00		58817		5	4.7	0.004	0.09	0.17
58818	122	124	2.00		58818		17	19	0.043	0.50	0.44
58819	124	126	2.00		58819		3	2.1	0.003	0.06	0.16
58820	126	128	2.00		58820		1	1.7	0.001	0.03	0.11
58822	128	130	2.00		58822		2	1.4	0.002	0.04	0.14
58823	130	132	2.00		58823		1	1.1	0.001	0.04	0.11
58824	132	134	2.00		58824		1	1.4	0.001	0.03	0.08
58825	134	136	2.00		58825		<1	0.4	0.001	0.02	0.05
58826	136	138	2.00		58826		3	2.8	0.005	0.04	0.11
58827	138	140	2.00		58827		1	0.9	0.001	0.05	0.19
58828	140	142	2.00		58828		10	9.2	0.003	0.09	0.16
58829	142	144	2.00		58829		2	1.9	0.002	0.03	0.10
58830	144	146	2.00		58830		4	5.2	0.004	0.03	0.12
58831	146	148	2.00		58831		2	2.6	0.005	0.02	0.09
58832	148	150	2.00		58832		4	4.3	0.007	0.03	0.09
58833	150	151.75	1.75		58833		2	3.6	0.003	0.04	0.11

SANTA ANA PROJECT
DDH-SA-13A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
58834	0.45	2	1.55		58834		<1	0.5	0.002	0.004	0.030
58835	2	4	2.00		58835		1	0.6	0.003	0.007	0.033
58836	4	6	2.00		58836		1	2.1	0.003	0.012	0.053
58837	6	8	2.00		58837		4	4	0.005	0.018	0.061
58838	8	10	2.00		58838		90	91.8	0.085	0.320	0.323
58839	10	12	2.00		58839		71	73.3	0.037	0.224	0.207
58840	12	14	2.00		58840		64	68.2	0.015	0.254	0.137
58842	14	16	2.00		58842		18	17.8	0.008	0.131	0.167
58843	16	18	2.00		58843		113	96.8	0.023	0.138	0.134
58844	18	20	2.00		58844		30	30	0.022	0.177	0.121
58845	20	22	2.00		58845		6	5.3	0.005	0.058	0.091
58846	22	24	2.00		58846		6	5.1	0.003	0.043	0.132
58847	24	26	2.00		58847		5	5.4	0.006	0.039	0.143
58848	26	28	2.00		58848		22	21.3	0.011	0.109	0.196
58849	28	30	2.00		58849		15	13.2	0.005	0.064	0.141
58850	30	32	2.00		58850		27	26.6	0.008	0.090	0.159
58851	32	34	2.00		58851		8	7.4	0.003	0.050	0.131
58852	34	36	2.00		58852		4	2.8	0.003	0.018	0.113
58853	36	38	2.00		58853		6	5.4	0.006	0.034	0.124
58854	38	40	2.00		58854		36	30.6	0.011	0.110	0.229
58855	40	42	2.00		58855		94	89.4	0.019	0.179	0.189
58856	42	44	2.00		58856		21	15.1	0.005	0.079	0.125
58857	44	46	2.00		58857		3	2.4	0.001	0.028	0.091
58858	46	48	2.00		58858		3	2.6	0.003	0.038	0.135
58859	48	50	2.00		58859		4	3.9	0.005	0.051	0.159
58860	50	52	2.00		58860		5	4.4	0.005	0.063	0.135
58862	52	54	2.00		58862		5	3.2	0.006	0.068	0.121
58863	54	56	2.00		58863		1	1.1	0.003	0.034	0.109
58864	56	58	2.00		58864		24	20.7	0.009	0.243	0.169
58865	58	60	2.00		58865		6	4.2	0.003	0.030	0.197
58866	60	62	2.00		58866		4	4	0.003	0.014	0.130
58867	62	64	2.00		58867		54	56.5	0.009	0.088	0.189
58868	64	66	2.00		58868		9	7.8	0.003	0.058	0.175
58869	66	68	2.00		58869		18	16.8	0.007	0.075	0.211
58870	68	70	2.00		58870		12	11	0.006	0.059	0.163
58871	70	72	2.00		58871		8	5.4	0.002	0.065	0.131
58872	72	74	2.00		58872		3	2.9	0.003	0.030	0.133
58873	74	76	2.00		58873		12	8.7	0.005	0.035	0.166
58874	76	78	2.00		58874		12	9.6	0.009	0.067	0.153
58875	78	80	2.00		58875		28	24.9	0.008	0.040	0.224
58876	80	82	2.00		58876		6	2.9	0.002	0.040	0.171
58877	82	84	2.00		58877		7	3.9	0.003	0.061	0.187
58878	84	86	2.00		58878		2	0.7	0.001	0.011	0.130
58879	86	88	2.00		58879		8	6.7	0.002	0.083	0.238
58880	88	90	2.00		58880		4	3.8	0.003	0.033	0.157
58882	90	92	2.00		58882		11	11.6	0.003	0.070	0.150
58883	92	94	2.00		58883		13	11.8	0.003	0.192	0.205
58884	94	96	2.00		58884		6	7	0.003	0.117	0.282
58885	96	98	2.00		58885		3	3.4	0.001	0.076	0.273
58886	98	100	2.00		58886		71	75.6	0.032	0.276	0.512
58887	100	102	2.00		58887		6	4.8	0.003	0.095	0.185
58888	102	104	2.00		58888		5	6.7	0.001	0.071	0.249
58889	104	106	2.00		58889		16	17.2	0.003	0.073	0.220
58890	106	108	2.00		58890		60	60.4	0.006	0.173	0.300
58891	108	110	2.00		58891		35	37.3	0.009	0.176	0.206
58892	110	112	2.00		58892		39	42.1	0.007	0.108	0.182
58893	112	114	2.00		58893		7	7.9	0.005	0.057	0.172
58894	114	116	2.00		58894		13	14.1	0.007	0.113	0.277
58895	116	118	2.00		58895		59	61.2	0.049	0.163	0.207
58896	118	120	2.00		58896		16	15.9	0.016	0.139	0.169
58897	120	122	2.00		58897		4	4.1	0.004	0.071	0.157
58898	122	124	2.00		58898		9	9.2	0.021	0.060	0.218
58899	124	126	2.00		58899		137	>100	0.067	0.176	0.374
58900	126	128	2.00		58900		14	17.8	0.018	0.088	0.313
58902	128	130	2.00		58902		16	16.2	0.008	0.051	0.198
58903	130	132	2.00		58903		14	18.8	0.018	0.060	0.184
58904	132	134	2.00		58904		17	19.2	0.005	0.056	0.131
58905	134	136	2.00		58905		37	38.9	0.009	0.135	0.232
58906	136	138	2.00		58906		125	>100	0.025	0.121	0.184
58907	138	140	2.00		58907		18	22.5	0.011	0.087	0.167
58908	140	142	2.00		58908		32	36	0.009	0.036	0.131
58909	142	144	2.00		58909		7	8.4	0.006	0.030	0.150
58910	144	146	2.00		58910		24	18.6	0.031	0.038	0.142
58911	146	148	2.00		58911		2	1.9	0.003	0.042	0.146
58912	148	150	2.00		58912		20	22.8	0.011	0.118	0.212
58913	150	152	2.00		58913		12	13.6	0.010	0.078	0.159
58914	152	154	2.00		58914		5	5.9	0.002	0.018	0.09
58915	154	156	2.00		58915		46	45.1	0.016	0.186	0.23
58916	156	158	2.00		58916		6	7.1	0.009	0.053	0.17
58917	158	160	2.00		58917		6	6.7	0.024	0.057	0.15
58918	160	162	2.00		58918		13	15.1	0.003	0.099	0.16
58919	162	164	2.00		58919		34	36.4	0.006	0.253	0.21
58920	164	166	2.00		58920		89	83.9	0.027	0.432	0.30
58922	166	168	2.00		58922		10	11.9	0.012	0.056	0.16
58923	168	169.10	1.10		58923		8	9	0.017	0.055	0.15

SANTA ANA PROJECT
DDH-SA-14 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
58924	0	2	2.00		58924		41	35.4	0.004	0.07	0.31
58925	2	4	2.00		58925		40	32.3	0.007	0.20	0.34
58926	4	6	2.00		58926		28	18.8	0.008	0.22	0.42
58927	6	8	2.00		58927		21	16.6	0.006	0.18	0.38
58928	8	10	2.00		58928		23	14.9	0.009	0.19	0.37
58929	10	12	2.00		58929		161	>100	0.019	0.55	0.47
58930	12	14	2.00		58930		44	38.8	0.016	0.56	0.40
58931	14	16	2.00		58931		49	46.4	0.013	0.53	0.38
58932	16	18	2.00		58932		6	5.5	0.006	0.08	0.44
58933	18	20	2.00		58933		40	36.7	0.009	0.17	0.37
58934	20	22	2.00		58934		12	8.6	0.011	0.17	0.35
58935	22	24	2.00		58935		15	11.9	0.008	0.13	0.30
58936	24	26	2.00		58936		6	4.3	0.006	0.05	0.27
58937	26	28	2.00		58937		15	13.3	0.011	0.30	0.24
58938	28	30	2.00		58938		7	5.2	0.005	0.12	0.24
58939	30	32	2.00		58939		30	27.9	0.010	0.20	0.35
58940	32	34	2.00		58940		24	21.5	0.005	0.10	0.24
58942	34	36	2.00		58942		52	47.2	0.007	0.30	0.64
58943	36	38	2.00		58943		8	6.3	0.003	0.11	0.32
58944	38	40	2.00		58944		4	2.3	0.002	0.03	0.21
58945	40	42	2.00		58945		4	3.5	0.004	0.06	0.24
58946	42	44	2.00		58946		4	2.9	0.003	0.06	0.18
58947	44	46	2.00		58947		5	4.7	0.006	0.08	0.20
58948	46	48	2.00		58948		3	3.5	0.004	0.06	0.32
58949	48	50	2.00		58949		1	2.6	0.002	0.06	0.27
58950	50	52	2.00		58950		7	5.7	0.006	0.06	0.22
58951	52	54	2.00		58951		3	3.3	0.004	0.06	0.27
58952	54	56	2.00		58952		1	0.8	0.002	0.02	0.14
58953	56	58	2.00		58953		2	2	0.004	0.05	0.21
58954	58	60	2.00		58954		4	3.7	0.003	0.07	0.25
58955	60	62	2.00		58955		2	2.2	0.002	0.09	0.30
58956	62	64	2.00		58956		5	4	0.006	0.08	0.27
58957	64	66	2.00		58957		10	11	0.012	0.19	0.55
58958	66	68	2.00		58958		5	4.5	0.008	0.12	0.40
58959	68	70	2.00		58959		2	2.5	0.004	0.07	0.24
58960	70	72	2.00		58960		78	60	0.025	1.28	2.42
58962	72	74	2.00		58962		14	16.1	0.019	0.29	0.90
58963	74	76	2.00		58963		21	21.7	0.015	0.31	0.68
58964	76	78	2.00		58964		6	5.7	0.006	0.13	0.40
58965	78	80	2.00		58965		8	9.3	0.007	0.15	0.38
58966	80	82	2.00		58966		10	11.6	0.009	0.26	0.68
58967	82	84	2.00		58967		13	14.3	0.015	0.48	1.11
58968	84	86	2.00		58968		17	17.9	0.017	0.22	0.49
58969	86	88	2.00		58969		44	44.4	0.050	0.78	1.63
58970	88	90	2.00		58970		23	24.7	0.027	0.73	1.99
58971	90	92	2.00		58971		37	38.1	0.034	0.44	0.97
58972	92	93.40	1.40		58972		4	2	0.003	0.04	0.15

SANTA ANA PROJECT
DDH-SA-14A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
58973	0	2	2.00	58973	58973		54	59.1	0.005	0.07	0.24
58974	2	4	2.00	58974	58974		16	13.7	0.006	0.12	0.32
58975	4	6	2.00	58975	58975		56	50.2	0.010	0.20	0.39
58976	6	8	2.00	58976	58976		14	8.7	0.006	0.11	0.35
58977	8	10	2.00	58977	58977		11	5.5	0.006	0.09	0.38
58978	10	12	2.00	58978	58978		13	9	0.005	0.09	0.32
58979	12	14	2.00	58979	58979		5	2.8	0.006	0.06	0.37
58980	14	16	2.00	58980	58980		16	7.5	0.005	0.10	0.28
58982	16	18	2.00	58982	58982		41	44.2	0.008	0.25	0.32
58983	18	20	2.00	58983	58983		11	10.9	0.003	0.04	0.54
58984	20	22	2.00	58984	58984		4	4.3	0.003	0.06	0.32
58985	22	24	2.00	58985	58985		2	3.6	0.002	0.05	0.39
58986	24	26	2.00	58986	58986		6	8.2	0.008	0.13	0.56
58987	26	28	2.00	58987	58987		13	14.8	0.007	0.14	0.43
58988	28	30	2.00	58988	58988		109	>100	0.014	0.19	0.76
58989	30	32	2.00	58989	58989		41	40.7	0.011	0.41	0.39
58990	32	34	2.00	58990	58990		30	25.5	0.014	0.30	0.67
58991	34	36	2.00	58991	58991		2	1.3	0.004	0.10	0.53
58992	36	38	2.00	58992	58992		10	9.4	0.005	0.20	0.42
58993	38	40	2.00	58993	58993		64	67.5	0.021	0.40	0.90
58994	40	42	2.00	58994	58994		5	5.2	0.003	0.08	0.52
58995	42	44	2.00	58995	58995		1	1.7	0.002	0.05	0.37
58996	44	46	2.00	58996	58996		4	4.6	0.003	0.08	0.42
58997	46	48	2.00	58997	58997		4	4.1	0.004	0.12	0.75
58998	48	50	2.00	58998	58998		24	24.9	0.018	0.38	0.94
58999	50	52	2.00	58999	58999		41	42.7	0.015	0.26	0.87
59000	52	54	2.00	59000	59000		16	17.5	0.005	0.12	0.44
59002	54	56	2.00	59002	59002		24	24.4	0.006	0.17	0.50
59003	56	58	2.00	59003	59003		9	9.1	0.006	0.08	0.35
59004	58	60	2.00	59004	59004		8	9	0.007	0.07	0.32
59005	60	62	2.00	59005	59005		32	34.3	0.010	0.14	0.46
59006	62	64	2.00	59006	59006		23	26.2	0.011	0.13	0.42
59007	64	66	2.00	59007	59007		54	59.5	0.036	0.32	0.72
59008	66	68	2.00	59008	59008		22	20.1	0.011	0.10	0.30
59009	68	70	2.00	59009	59009		6	5.6	0.006	0.09	0.32
59010	70	72	2.00	59010	59010		4	4.2	0.005	0.04	0.19
59011	72	74	2.00	59011	59011		52	50.9	0.010	0.11	0.32
59012	74	76	2.00	59012	59012		5	5.2	0.006	0.07	0.29
59013	76	78	2.00	59013	59013		10	8.7	0.006	0.06	0.30
59014	78	80	2.00	59014	59014		35	35	0.021	0.15	0.44
59015	80	82	2.00	59015	59015		43	46.2	0.035	0.32	0.80
59016	82	84	2.00	59016	59016		9	9.4	0.012	0.21	0.54
59017	84	86	2.00	59017	59017		5	5.8	0.010	0.09	0.37
59018	86	88	2.00	59018	59018		4	5.9	0.007	0.25	0.41
59019	88	90	2.00	59019	59019		3	3.2	0.005	0.07	0.27
59020	90	92	2.00	59020	59020		9	8.8	0.011	0.12	0.40
59022	92	94	2.00	59022	59022		5	6.4	0.008	0.13	0.34
59023	94	95.75	1.75	59023	59023		10	6.4	0.005	0.05	0.19

SANTA ANA PROJECT
DDH-SA-14B ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
59024	0	2	2.00		59024		55	51.8	0.007	0.09	0.26
59025	2	4	2.00		59025		40	34	0.010	0.22	0.49
59026	4	6	2.00		59026		7	5.5	0.004	0.06	0.33
59027	6	8	2.00		59027		11	6.9	0.005	0.10	0.30
59028	8	10	2.00		59028		4	1.3	0.002	0.03	0.24
59029	10	12	2.00		59029		51	50.7	0.014	0.33	0.67
59030	12	14	2.00		59030		22	19.5	0.009	0.26	0.46
59031	14	16	2.00		59031		10	8.2	0.007	0.19	0.38
59032	16	18	2.00		59032		9	7.7	0.009	0.17	0.37
59033	18	20	2.00		59033		24	19.9	0.011	0.20	0.35
59034	20	22	2.00		59034		15	11.5	0.009	0.18	0.32
59035	22	24	2.00		59035		62	55.7	0.009	0.28	0.39
59036	24	26	2.00		59036		4	2.7	0.003	0.07	0.19
59037	26	28	2.00		59037		8	8.6	0.004	0.09	0.39
59038	28	30	2.00		59038		5	3.2	0.004	0.08	0.32
59039	30	32	2.00		59039		5	3.5	0.003	0.07	0.30
59040	32	34	2.00		59040		6	4.3	0.006	0.15	0.39
59042	34	36	2.00		59042		46	46.2	0.011	0.28	0.83
59043	36	38	2.00		59043		3	2.8	0.002	0.03	0.33
59044	38	40	2.00		59044		3	2.6	0.002	0.06	0.45
59045	40	42	2.00		59045		3	3.5	0.003	0.05	0.41
59046	42	44	2.00		59046		2	2.5	0.003	0.04	0.22
59047	44	46	2.00		59047		20	21	0.020	0.27	0.51
59048	46	48	2.00		59048		3	3.2	0.003	0.10	0.24
59049	48	50	2.00		59049		2	2.9	0.003	0.05	0.22
59050	50	52	2.00		59050		3	4.6	0.005	0.09	0.39
59051	52	54	2.00		59051		10	13	0.018	0.25	0.87
59052	54	56	2.00		59052		9	9.8	0.010	0.17	0.58
59053	56	58	2.00		59053		22	26.1	0.020	0.34	0.86
59054	58	60	2.00		59054		1	1.7	0.003	0.04	0.16
59055	60	62	2.00		59055		2	2.1	0.003	0.08	0.24
59056	62	64	2.00		59056		1	1.2	0.002	0.04	0.18
59057	64	66	2.00		59057		2	2.7	0.002	0.05	0.17
59058	66	68	2.00		59058		3	2.7	0.004	0.06	0.22
59059	68	70	2.00		59059		7	4.9	0.005	0.13	0.41
59060	70	72	2.00		59060		8	10	0.009	0.16	0.53
59062	72	74	2.00		59062		13	11.3	0.007	0.14	0.41
59063	74	76	2.00		59063		2	4.4	0.002	0.04	0.13
59064	76	78	2.00		59064		14	16.6	0.004	0.31	0.47
59065	78	80	2.00		59065		6	10.4	0.004	0.06	0.22
59066	80	82	2.00		59066		2	3	0.004	0.05	0.15
59067	82	84	2.00		59067		4	3.9	0.002	0.03	0.10
59068	84	86	2.00		59068		11	10.7	0.004	0.04	0.14
59069	86	88	2.00		59069		18	20.5	0.008	0.11	0.38
59070	88	90	2.00		59070		3	4.4	0.003	0.04	0.12
59071	90	92	2.00		59071		4	5.9	0.004	0.04	0.14
59072	92	94	2.00		59072		16	12.8	0.004	0.06	0.17
59073	94	96	2.00		59073		6	8.1	0.004	0.06	0.16
59074	96	98	2.00		59074		1	2.8	0.002	0.03	0.11
59075	98	100	2.00		59075		<1	1	0.002	0.01	0.06
59076	100	102	2.00		59076		<1	1	0.002	0.01	0.05
59077	102	103.70	1.70		59077		<1	0.5	0.002	0.01	0.06

SANTA ANA PROJECT
DDH-SA-15 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
59078	0	2	2.00		59078		12	8.1	0.003	0.04	0.14
59079	2	4	2.00		59079		12	9	0.004	0.07	0.12
59080	4	6	2.00		59080		28	14.7	0.004	0.05	0.18
59082	6	8	2.00		59082		27	24.3	0.005	0.14	0.28
59083	8	10	2.00		59083		52	48.7	0.008	0.15	0.21
59084	10	12	2.00		59084		9	5.7	0.003	0.03	0.16
59085	12	14	2.00		59085		30	26.8	0.005	0.07	0.25
59086	14	16	2.00		59086		22	18.7	0.006	0.11	0.34
59087	16	18	2.00		59087		20	14.8	0.004	0.21	0.26
59088	18	20	2.00		59088		16	11.3	0.004	0.30	0.28
59089	20	22	2.00		59089		8	3.3	0.004	0.15	0.28
59090	22	24	2.00		59090		25	17	0.008	0.21	0.34
59091	24	26	2.00		59091		23	19.1	0.008	0.32	0.60
59092	26	28	2.00		59092		34	31.3	0.015	0.29	0.53
59093	28	30	2.00		59093		31	27.2	0.008	0.23	0.50
59094	30	32	2.00		59094		16	13.1	0.007	0.32	0.43
59095	32	34	2.00		59095		24	23.3	0.013	0.39	0.44
59096	34	36	2.00		59096		33	29.5	0.018	0.54	0.50
59097	36	38	2.00		59097		250	>100	0.080	0.93	0.88
59098	38	40	2.00		59098		57	56.9	0.045	2.2	2.1
59099	40	42	2.00		59099		40	39.6	0.049	1.87	1.92
59100	42	44	2.00		59100		49	43.8	0.044	1.28	1.06
59102	44	46	2.00		59102		7	7.1	0.006	0.34	0.63
59103	46	48	2.00		59103		5	4.2	0.002	0.23	0.70
59104	48	50	2.00		59104		7	6.6	0.004	0.26	0.85
59105	50	52	2.00		59105		13	12.7	0.007	0.33	0.78
59106	52	54	2.00		59106		3	2.5	0.002	0.14	0.58
59107	54	56	2.00		59107		24	20.8	0.006	0.31	0.67
59108	56	58	2.00		59108		9	9.3	0.003	0.26	1.06
59109	58	60	2.00		59109		25	27.8	0.012	0.77	2.85
59110	60	62	2.00		59110		19	17.4	0.005	0.52	1.8
59111	62	64	2.00		59111		8	5.8	0.003	0.29	0.96
59112	64	66	2.00		59112		6	3.3	0.001	0.11	0.56
59113	66	68	2.00		59113		8	6.7	0.002	0.07	0.55
59114	68	70	2.00		59114		23	22.2	0.005	0.18	0.69
59115	70	72	2.00		59115		4	1.6	0.001	0.06	0.41
59116	72	74	2.00		59116		38	37.2	0.005	0.09	0.52
59117	74	76	2.00		59117		8	4.6	0.002	0.09	0.48
59118	76	78	2.00		59118		26	12.6	0.004	0.16	0.61
59119	78	80	2.00		59119		2	1.1	0.001	0.08	0.45
59120	80	82	2.00		59120		<1	1.3	0.001	0.07	0.41
59122	82	84	2.00		59122		3	4.3	0.002	0.12	0.42
59123	84	86	2.00		59123		2	4	0.001	0.07	0.25
59124	86	88	2.00		59124		2	3.7	0.001	0.04	0.20
59125	88	90	2.00		59125		1	1.1	0.001	0.03	0.18
59126	90	92	2.00		59126		5	4.1	0.001	0.06	0.21
59127	92	94	2.00		59127		4	3.3	0.001	0.06	0.22
59128	94	96	2.00		59128		12	9.1	0.006	0.08	0.19
59129	96	98	2.00		59129		13	15.4	0.010	1.57	0.64
59130	98	100	2.00		59130		7	11.2	0.007	0.13	0.22
59131	100	102	2.00		59131		4	2.3	0.001	0.04	0.18
59132	102	104	2.00		59132		1	1.2	0.001	0.03	0.15
59133	104	106	2.00		59133		<1	0.9	0.001	0.02	0.14
59134	106	108	2.00		59134		<1	1.1	0.001	0.03	0.15
59135	108	110	2.00		59135		2	1.4	0.001	0.02	0.14
59136	110	112	2.00		59136		1	1.7	0.001	0.03	0.13
59137	112	114	2.00		59137		3	5.4	0.003	0.08	0.20
59138	114	116	2.00		59138		48	54.4	0.019	0.20	0.36
59139	116	118	2.00		59139		25	26.5	0.015	0.16	0.24
59140	118	120	2.00		59140		16	20.9	0.043	0.12	0.19
59142	120	122	2.00		59142		114	>100	0.047	0.28	0.31
59143	122	124	2.00		59143		4	2.3	0.001	0.04	0.10
59144	124	126	2.00		59144		8	7.9	0.003	0.05	0.10
59145	126	128	2.00		59145		18	24.8	0.002	0.04	0.11
59146	128	130	2.00		59146		10	10.6	0.002	0.05	0.08
59147	130	132	2.00		59147		19	21.8	0.003	0.03	0.06
59148	132	134	2.00		59148		2	1.5	0.001	0.02	0.05
59149	134	136	2.00		59149		1	1.7	0.001	0.02	0.05
59150	136	138	2.00		59150		76	84.6	0.013	0.11	0.09
59151	138	140	2.00		59151		5	4.9	0.002	0.04	0.06
59152	140	142	2.00		59152		67	75.1	0.012	1.01	0.49
59153	142	144	2.00		59153		112	>100	0.056	0.24	0.44
59154	144	146	2.00		59154		23	19.5	0.020	0.14	0.28
59155	146	148	2.00		59155		3	1.1	0.002	0.01	0.07
59156	148	150.05	2.05		59156		4	3.9	0.012	0.05	0.15

SANTA ANA PROJECT

DDH-SA-15A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au_ppm	Ag-AA62 Ag_ppm	ME-ICP41 Ag_ppm	ME-ICP41 Cu %	ME-ICP41 Pb %	ME-ICP41 Zn %
59157	0	2	2.00		59157		12	11.8	0.004	0.06	0.15
59158	2	4	2.00		59158		8	7.4	0.008	0.06	0.17
59159	4	6	2.00		59159		60	62.2	0.019	0.22	0.34
59160	6	8	2.00		59160		36	32	0.016	0.15	0.21
59162	8	10	2.00		59162		74	69.1	0.010	0.27	0.33
59163	10	12	2.00		59163		81	73.9	0.013	0.14	0.25
59164	12	14	2.00		59164		88	79.8	0.012	0.33	0.34
59165	14	16	2.00		59165		61	57.6	0.022	0.27	0.78
59166	16	18	2.00		59166		6	5.4	0.004	0.06	0.25
59167	18	20	2.00		59167		13	11.6	0.004	0.17	0.27
59168	20	22	2.00		59168		8	7.5	0.004	0.08	0.35
59169	22	24	2.00		59169		9	10.5	0.005	0.15	0.57
59170	24	26	2.00		59170		40	41.9	0.013	0.51	0.70
59171	26	28	2.00		59171		23	22.6	0.011	0.35	0.43
59172	28	30	2.00		59172		16	15.1	0.009	0.21	0.52
59173	30	32	2.00		59173		9	8.6	0.008	0.16	0.38
59174	32	34	2.00		59174		11	11.3	0.008	0.17	0.62
59175	34	36	2.00		59175		22	23.1	0.016	0.43	1.36
59176	36	38	2.00		59176		10	8.3	0.010	0.22	0.38
59177	38	40	2.00		59177		16	13.6	0.012	0.67	1.31
59178	40	42	2.00		59178		35	36.3	0.016	0.36	0.67
59179	42	44	2.00		59179		58	56.1	0.008	0.42	0.31
59180	44	46	2.00		59180		13	11.4	0.008	0.49	0.43
59182	46	48	2.00		59182		66	25.3	0.018	0.43	0.74
59183	48	50	2.00		59183		23	21.1	0.018	0.40	0.81
59184	50	52	2.00		59184		1	1.7	0.006	0.10	0.56
59185	52	54	2.00		59185		9	9	0.007	0.15	0.55
59186	54	56	2.00		59186		17	21.3	0.011	0.16	0.47
59187	56	58	2.00		59187		6	4.6	0.001	0.08	0.45
59188	58	60	2.00		59188		5	6.6	0.002	0.12	0.50
59189	60	62	2.00		59189		11	10.6	0.003	0.21	0.60
59190	62	64	2.00		59190		34	45.1	0.032	0.60	0.95
59191	64	66	2.00		59191		12	14.3	0.010	0.22	0.64
59192	66	68	2.00		59192		12	13.9	0.009	0.41	0.79
59193	68	70	2.00		59193		1	3.7	0.004	0.19	0.60
59194	70	72	2.00		59194		9	5	0.004	0.65	1.18
59195	72	74	2.00		59195		2	2	0.001	0.17	0.44
59196	74	76	2.00		59196		<1	0.7	0.001	0.10	0.34
59197	76	78	2.00		59197		<1	1.4	0.001	0.15	0.63
59198	78	80	2.00		59198		64	66.5	0.019	0.54	0.58
59199	80	82	2.00		59199		5	6.5	0.002	0.09	0.24
59200	82	84	2.00		59200		9	6.2	0.002	0.11	0.29
59202	84	86	2.00		59202		4	3.8	0.002	0.06	0.27
59203	86	88	2.00		59203		<1	1.2	0.001	0.20	0.31
59204	88	90	2.00		59204		<1	1.1	0.001	0.10	0.27
59205	90	92	2.00		59205		44	42.5	0.011	0.83	1.44
59206	92	94	2.00		59206		2	3.7	0.002	0.12	0.26
59207	94	96	2.00		59207		4	5.1	0.002	0.15	0.19
59208	96	98	2.00		59208		8	7.1	0.003	0.16	0.19
59209	98	100	2.00		59209		13	10.8	0.005	0.06	0.23
59210	100	102	2.00		59210		28	28.2	0.009	0.13	0.27
59211	102	104	2.00		59211		17	17.3	0.007	0.07	0.25
59212	104	106	2.00		59212		68	62.6	0.055	0.33	0.58
59213	106	108	2.00		59213		114	>100	0.121	0.76	1.36
59214	108	110	2.00		59214		14	13.5	0.012	0.12	0.29
59215	110	112	2.00		59215		47	46.9	0.043	0.13	0.26
59216	112	114	2.00		59216		132	>100	0.173	0.52	0.86
59217	114	116	2.00		59217		157	>100	0.105	1.14	1.16
59218	116	118	2.00		59218		67	65.5	0.069	0.37	0.78
59219	118	120	2.00		59219		63	63.5	0.026	0.73	1.11
59220	120	122	2.00		59220		9	10	0.012	0.21	0.74
59222	122	124	2.00		59222		18	18.6	0.028	0.26	0.75
59223	124	126	2.00		59223		45	54.9	0.129	0.58	1.21
59224	126	128	2.00		59224		27	22.6	0.041	0.85	0.76
59225	128	130	2.00		59225		8	13.8	0.016	0.16	0.24
59226	130	132	2.00		59226		<1	2.1	0.002	0.03	0.11
59227	132	134	2.00		59227		4	5.5	0.004	0.08	0.18
59228	134	136	2.00		59228		1	1.1	0.001	0.06	0.18
59229	136	138	2.00		59229		<1	1.9	0.002	0.05	0.12
59230	138	140	2.00		59230		1	1.6	0.001	0.06	0.12
59231	140	142	2.00		59231		<1	0.6	0.001	0.04	0.12
59232	142	144	2.00		59232		<1	0.7	0.001	0.02	0.11
59233	144	146	2.00		59233		1	2.2	0.001	0.02	0.12
59234	146	148.30	2.30		59234		4	3.4	0.003	0.04	0.14

SANTA ANA PROJECT
DDH-SA-16 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu %	Pb %	Zn %
59235	0	2	2.00		59235		7	6	0.006	0.05	0.12
59236	2	4	2.00		59236		12	9.4	0.008	0.18	0.34
59237	4	6	2.00		59237		17	13.2	0.010	0.21	0.50
59238	6	8	2.00		59238		30	25	0.011	0.26	0.30
59239	8	10	2.00		59239		21	20.9	0.009	0.29	0.52
59240	10	12	2.00		59240		60	54.2	0.016	0.25	0.38
59242	12	14	2.00		59242		119	>100	0.031	0.86	0.85
59243	14	16	2.00		59243		103	98.8	0.025	0.65	0.47
59244	16	18	2.00		59244		127	>100	0.024	1.47	0.45
59245	18	20	2.00		59245		10	8.6	0.006	0.11	0.24
59246	20	22	2.00		59246		56	56.6	0.012	0.53	0.35
59247	22	24	2.00		59247		28	24.3	0.008	0.31	0.30
59248	24	26	2.00		59248		18	14.5	0.007	0.21	0.21
59249	26	28	2.00		59249		36	32.5	0.012	0.43	0.32
59250	28	30	2.00		59250		42	39.4	0.009	0.33	0.28
2202	30	32	2.00		2202		11	8	0.006	0.16	0.29
2203	32	34	2.00		2203		18	14.3	0.006	0.25	0.24
2204	34	36	2.00		2204		22	18.4	0.011	0.42	0.28
2205	36	38	2.00		2205		54	46.4	0.017	0.53	0.25
2206	38	40	2.00		2206		43	33.9	0.019	0.54	0.24
2207	40	42	2.00		2207		94	85.5	0.036	1.27	0.25
2208	42	44	2.00		2208		128	>100	0.039	1.43	0.51
2209	44	46	2.00		2209		172	>100	0.028	1.20	0.81
2210	46	48	2.00		2210		39	33.6	0.015	0.52	0.43
2211	48	50	2.00		2211		13	15.5	0.006	0.28	0.58
2212	50	52	2.00		2212		13	11.3	0.006	0.19	0.52
2213	52	54	2.00		2213		11	8.3	0.007	0.16	0.43
2214	54	56	2.00		2214		21	15.4	0.012	0.38	0.41
2215	56	58	2.00		2215		11	7.5	0.008	0.17	0.56
2216	58	60	2.00		2216		13	12.9	0.006	0.12	0.60
2217	60	62	2.00		2217		9	8.3	0.010	0.17	0.58
2218	62	64	2.00		2218		16	15.9	0.009	0.25	0.68
2219	64	66	2.00		2219		6	4.1	0.006	0.12	0.56
2220	66	68	2.00		2220		<1	1	0.002	0.04	0.50
2222	68	70	2.00		2222		2	1.5	0.002	0.04	0.41
2223	70	72	2.00		2223		<1	1.1	0.002	0.05	0.68
2224	72	74	2.00		2224		153	>100	0.024	0.83	0.96
2225	74	76	2.00		2225		47	42.4	0.014	0.37	0.67
2226	76	78	2.00		2226		18	15.1	0.005	0.09	0.52
2227	78	80	2.00		2227		3	1.9	0.002	0.02	0.40
2228	80	82	2.00		2228		5	8.3	0.003	0.05	0.28
2229	82	84	2.00		2229		1	0.9	0.002	0.01	0.17
2230	84	86	2.00		2230		2	3.7	0.003	0.03	0.19
2231	86	88	2.00		2231		1	1.7	0.002	0.05	0.21
2232	88	90	2.00		2232		10	11	0.003	0.09	0.23
2233	90	92	2.00		2233		13	11.5	0.006	0.25	0.19
2234	92	94	2.00		2234		16	15.5	0.008	0.07	0.19
2235	94	96	2.00		2235		3	2.9	0.002	0.11	0.22
2236	96	98	2.00		2236		24	23.3	0.005	0.24	0.37
2237	98	100	2.00		2237		2	3.6	0.002	0.12	0.21
2238	100	102	2.00		2238		2	3.5	0.002	0.05	0.20
2239	102	104	2.00		2239		4	3.3	0.002	0.47	1.58
2240	104	106	2.00		2240		8	5.5	0.002	0.30	0.40
2242	106	108	2.00		2242		75	84.6	0.008	1.12	0.82
2243	108	110	2.00		2243		4	8.6	0.002	0.11	0.30
2244	110	112	2.00		2244		9	11.2	0.002	0.13	0.24
2245	112	114	2.00		2245		74	76.2	0.007	0.16	0.35
2246	114	116	2.00		2246		14	10.7	0.004	0.09	0.22
2247	116	118	2.00		2247		2	2.1	0.001	0.04	0.14
2248	118	120	2.00		2248		3	2.2	0.001	0.06	0.11
2249	120	122	2.00		2249		1	1.5	0.001	0.03	0.10
2250	122	124	2.00		2250		2	1.7	0.001	0.02	0.09
2251	124	126	2.00		2251		1	2.1	0.001	0.02	0.09
2252	126	128	2.00		2252		10	9.7	0.003	0.06	0.11
2253	128	130	2.00		2253		2	2.5	0.001	0.04	0.12
2254	130	132	2.00		2254		11	10.6	0.003	0.04	0.13
2255	132	134	2.00		2255		6	6.8	0.002	0.05	0.12
2256	134	136	2.00		2256		<1	0.7	0.001	0.01	0.08
2257	136	138	2.00		2257		<1	1.4	0.001	0.02	0.09
2258	138	140	2.00		2258		2	1.2	0.000	0.02	0.10
2259	140	142	2.00		2259		12	12.8	0.001	0.06	0.13
2260	142	144	2.00		2260		<1	1.1	0.002	0.02	0.06
2262	144	146	2.00		2262		2	2.1	0.001	0.04	0.10
2263	146	148	2.00		2263		<1	1.2	0.001	0.04	0.10
2264	148	150	2.00		2264		<1	0.9	0.000	0.06	0.14
2265	150	152.70	2.70		2265		9	12.8	0.001	0.07	0.11

SANTA ANA PROJECT
DDH-SA-16A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
2266	0	2	2.00		2266		11	8.9	0.005	0.10	0.20
2267	2	4	2.00		2267		11	8.7	0.003	0.08	0.17
2268	4	6	2.00		2268		33	28.1	0.008	0.24	0.15
2269	6	8	2.00		2269		71	55.4	0.013	0.22	0.16
2270	8	10	2.00		2270		46	43.2	0.014	0.21	0.21
2271	10	12	2.00		2271		37	31.9	0.011	0.25	0.25
2272	12	14	2.00		2272		15	10.9	0.004	0.08	0.17
2273	14	16	2.00		2273		33	28.7	0.007	0.12	0.17
2274	16	18	2.00		2274		16	12	0.005	0.12	0.19
2275	18	20	2.00		2275		12	12.1	0.005	0.06	0.15
2276	20	22	2.00		2276		6	6.1	0.003	0.06	0.18
2277	22	24	2.00		2277		2	1	0.002	0.01	0.20
2278	24	26	2.00		2278		9	5.9	0.003	0.05	0.22
2279	26	28	2.00		2279		55	63	0.012	0.39	0.30
2280	28	30	2.00		2280		2	2	0.002	0.05	0.21
2282	30	32	2.00		2282		1	0.6	0.001	0.01	0.26
2283	32	34	2.00		2283		1	1.6	0.002	0.02	0.22
2284	34	36	2.00		2284		58	64.8	0.013	0.27	0.37
2285	36	38	2.00		2285		6	3.8	0.002	0.08	0.17
2286	38	40	2.00		2286		2	1.7	0.002	0.03	0.13
2287	40	42	2.00		2287		32	28.7	0.008	0.41	0.24
2288	42	44	2.00		2288		44	42.6	0.012	0.32	0.41
2289	44	46	2.00		2289		13	11.5	0.005	0.16	0.25
2290	46	48	2.00		2290		15	11.7	0.008	0.20	0.28
2291	48	50	2.00		2291		17	13.5	0.008	0.37	0.38
2292	50	52	2.00		2292		44	39.8	0.012	0.59	0.34
2293	52	54	2.00		2293		19	14.8	0.006	0.36	0.34
2294	54	56	2.00		2294		21	13.8	0.006	0.19	0.27
2295	56	58	2.00		2295		29	25.8	0.007	0.34	0.23
2296	58	60	2.00		2296		17	15.3	0.006	0.51	0.37
2297	60	62	2.00		2297		13	14.4	0.005	0.26	0.31
2298	62	64	2.00		2298		11	9.2	0.004	0.28	0.34
2299	64	66	2.00		2299		5	3.3	0.002	0.12	0.42
2300	66	68	2.00		2300		12	11	0.005	0.26	0.57
2302	68	70	2.00		2302		6	5.7	0.004	0.17	0.57
2303	70	72	2.00		2303		5	5.8	0.004	0.14	0.33
2304	72	74	2.00		2304		2	3.2	0.003	0.09	0.45
2305	74	76	2.00		2305		4	4.5	0.002	0.11	0.37
2306	76	78	2.00		2306		5	6.1	0.003	0.10	0.45
2307	78	80	2.00		2307		3	2.9	0.002	0.07	0.52
2308	80	82	2.00		2308		1	1.6	0.001	0.08	0.46
2309	82	84	2.00		2309		13	15.3	0.016	0.38	1.41
2310	84	86	2.00		2310		8	8.9	0.009	0.37	1.62
2311	86	88	2.00		2311		19	23.5	0.025	0.77	2.09
2312	88	90	2.00		2312		6	7.5	0.025	0.76	2.27
2313	90	92	2.00		2313		7	7.4	0.021	0.50	1.72
2314	92	94	2.00		2314		1	1.5	0.002	0.09	0.62
2315	94	96	2.00		2315		2	3.8	0.012	0.31	1.29
2316	96	98	2.00		2316		1	2.3	0.005	0.19	1.30
2317	98	100	2.00		2317		1	1.9	0.003	0.13	0.92
2318	100	102	2.00		2318		2	2.4	0.003	0.11	0.74
2319	102	104	2.00		2319		<1	0.8	0.001	0.03	0.52
2320	104	106	2.00		2320		<1	1.5	0.001	0.11	0.67
2322	106	108	2.00		2322		<1	1.1	0.001	0.14	0.77
2323	108	110	2.00		2323		<1	0.8	0.001	0.09	0.56
2324	110	112	2.00		2324		<1	0.3	0.000	0.04	0.38
2325	112	114	2.00		2325		<1	2.5	0.001	0.06	0.41
2326	114	116	2.00		2326		5	7.1	0.003	0.17	0.44
2327	116	118	2.00		2327		4	5.2	0.002	0.25	0.35
2328	118	120	2.00		2328		7	10.1	0.002	0.21	0.37
2329	120	122	2.00		2329		33	39.4	0.004	0.09	0.42
2330	122	124	2.00		2330		6	4.9	0.002	0.14	0.52
2331	124	126	2.00		2331		12	14.1	0.003	0.22	0.67
2332	126	128	2.00		2332		<1	1.1	0.002	0.06	0.47
2333	128	130	2.00		2333		<1	1.7	0.004	0.04	0.33
2334	130	132	2.00		2334		<1	0.7	0.000	0.06	0.17
2335	132	134	2.00		2335		<1	1.4	0.001	0.14	0.30
2336	134	136	2.00		2336		8	10.1	0.011	0.31	0.79
2337	136	138	2.00		2337		1	2.2	0.001	0.17	0.47
2338	138	140	2.00		2338		9	12.9	0.004	0.41	0.40
2339	140	142	2.00		2339		13	10	0.007	0.51	0.68
2340	142	144	2.00		2340		34	37.5	0.027	0.65	0.80
2342	144	146	2.00		2342		28	30.6	0.022	0.89	1.21
2343	146	148	2.00		2343		6	3.2	0.005	0.23	0.29
2344	148	150	2.00		2344		3	1	0.001	0.07	0.27
2345	150	152	2.00		2345		7	6.1	0.002	0.13	0.25
2346	152	154	2.00		2346		39	47.9	0.009	0.50	0.53
2347	154	156	2.00		2347		114	>100	0.021	0.61	0.68
2348	156	158	2.00		2348		30	37	0.009	0.67	0.98
2349	158	160	2.00		2349		47	41.5	0.007	0.41	0.78
2350	160	161.90	1.90		2350		6	5.8	0.002	0.12	0.37

SANTA ANA PROJECT
DDH-SA-17 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
2351	0	2	2.00		2351		18	13.3	0.007	0.12	0.11
2352	2	4	2.00		2352		10	6	0.006	0.09	0.13
2353	4	6	2.00		2353		8	6.4	0.006	0.05	0.14
2354	6	8	2.00		2354		3	2.7	0.004	0.03	0.16
2355	8	10	2.00		2355		12	11.1	0.008	0.11	0.27
2356	10	12	2.00		2356		28	27	0.012	0.24	0.43
2357	12	14	2.00		2357		10	7.4	0.007	0.14	0.18
2358	14	16	2.00		2358		15	14.4	0.007	0.10	0.27
2359	16	18	2.00		2359		21	19.8	0.005	0.27	0.16
2360	18	20	2.00		2360		92	73.9	0.015	0.32	0.41
2362	20	22	2.00		2362		14	13.7	0.007	0.13	0.33
2363	22	24	2.00		2363		35	36.5	0.008	0.13	0.45
2364	24	26	2.00		2364		7	7.2	0.003	0.11	0.44
2365	26	28	2.00		2365		28	29.5	0.007	0.24	0.60
2366	28	30	2.00		2366		35	36.2	0.011	0.42	0.39
2367	30	32	2.00		2367		8	13.4	0.006	0.16	0.36
2368	32	34	2.00		2368		55	61	0.022	0.57	0.84
2369	34	36	2.00		2369		46	50.7	0.019	0.49	0.54
2370	36	38	2.00		2370		123	>100	0.046	0.52	0.98
2371	38	40	2.00		2371		37	40.1	0.007	0.20	0.52
2372	40	42	2.00		2372		45	50.5	0.007	0.32	0.91
2373	42	44	2.00		2373		60	62.3	0.007	0.35	1.04
2374	44	46	2.00		2374		41	45.4	0.006	0.36	1.05
2375	46	48	2.00		2375		60	61	0.007	0.33	0.65
2376	48	50	2.00		2376		44	38.7	0.004	0.43	1.31
2377	50	52	2.00		2377		28	31	0.011	0.16	0.71
2378	52	54	2.00		2378		19	21.5	0.006	0.18	0.71
2379	54	56	2.00		2379		20	20.4	0.006	0.47	1.37
2380	56	58	2.00		2380		33	36.8	0.009	0.34	1.10
2382	58	60	2.00		2382		17	19.2	0.015	0.47	1.40
2383	60	62	2.00		2383		21	21.7	0.025	0.76	1.63
2384	62	64	2.00		2384		33	36.3	0.022	0.54	1.28
2385	64	66	2.00		2385		21	24.8	0.015	0.34	1.04
2386	66	68	2.00		2386		18	20.1	0.028	0.54	1.43
2387	68	70	2.00		2387		17	20.9	0.011	0.35	1.09
2388	70	72	2.00		2388		21	24.6	0.011	0.23	0.73
2389	72	74	2.00		2389		51	58.1	0.020	0.50	1.12
2390	74	76	2.00		2390		3	3.4	0.002	0.05	0.33
2391	76	78	2.00		2391		16	16.2	0.003	0.16	0.58
2392	78	80	2.00		2392		3	2.4	0.002	0.02	0.18
2393	80	82	2.00		2393		9	9.5	0.002	0.11	0.40
2394	82	84	2.00		2394		8	8.1	0.003	0.13	0.50
2395	84	86	2.00		2395		5	5.5	0.005	0.11	0.44
2396	86	88	2.00		2396		4	3.6	0.003	0.09	0.37
2397	88	90	2.00		2397		9	9.7	0.008	0.15	0.51
2398	90	92	2.00		2398		5	5	0.005	0.13	0.46
2399	92	94	2.00		2399		6	6.2	0.013	0.17	0.71
2400	94	96	2.00		2400		9	9.4	0.032	0.55	1.26
2502	96	98	2.00		2502		5	6	0.077	0.22	0.66
2503	98	100	2.00		2503		5	4.6	0.007	0.17	0.61
2504	100	102	2.00		2504		5	5.7	0.008	0.24	0.58
2505	102	104	2.00		2505		2	3.1	0.004	0.14	0.46
2506	104	106	2.00		2506		2	1.7	0.005	0.04	0.16
2507	106	108	2.00		2507		3	2.9	0.004	0.03	0.16
2508	108	110	2.00		2508		4	2.6	0.004	0.08	0.26
2509	110	112	2.00		2509		2	2.1	0.004	0.09	0.28
2510	112	114	2.00		2510		4	3.8	0.006	0.22	0.48
2511	114	116	2.00		2511		8	7.6	0.005	0.23	0.65
2512	116	118	2.00		2512		23	27.5	0.013	0.30	0.72
2513	118	120	2.00		2513		206	>100	0.015	0.96	1.73
2514	120	122	2.00		2514		29	33.4	0.006	0.33	0.86
2515	122	124	2.00		2515		49	55.9	0.009	0.46	1.03
2516	124	126	2.00		2516		13	13.6	0.006	0.24	0.58
2517	126	128	2.00		2517		15	17.9	0.010	0.54	1.88
2518	128	130	2.00		2518		8	6.4	0.002	0.14	0.38
2519	130	132	2.00		2519		7	8.1	0.002	0.20	0.48
2520	132	134	2.00		2520		5	5.7	0.002	0.24	0.29
2522	134	136	2.00		2522		3	1.8	0.001	0.07	0.22
2523	136	138	2.00		2523		14	16.3	0.021	0.21	0.50
2524	138	140	2.00		2524		3	2.6	0.001	0.13	0.31
2525	140	142	2.00		2525		2	2.4	0.002	0.09	0.25
2526	142	144	2.00		2526		3	2.4	0.001	0.09	0.25
2527	144	146	2.00		2527		4	2.5	0.003	0.08	0.35
2528	146	148	2.00		2528		4	2.1	0.001	0.03	0.15
2529	148	150	2.00		2529		7	5.5	0.003	0.08	0.24
2530	150	152.05	2.05		2530		3	1.6	0.001	0.03	0.13

SANTA ANA PROJECT
DDH-SA - 17A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
2531	2	4	2.00		2531		16	12.2	0.007	0.10	0.11
2532	4	6	2.00		2532		26	22.7	0.013	0.25	0.20
2533	6	8	2.00		2533		30	22.2	0.011	0.20	0.17
2534	8	10	2.00		2534		16	12.1	0.011	0.23	0.17
2535	10	12	2.00		2535		41	39.1	0.012	0.33	0.31
2536	12	14	2.00		2536		10	4.7	0.016	0.05	0.16
2537	14	16	2.00		2537		1	1.5	0.005	0.02	0.15
2538	16	18	2.00		2538		27	23.8	0.007	0.16	0.21
2539	18	20	2.00		2539		34	31	0.011	0.29	0.19
2540	20	22	2.00		2540		14	13.2	0.004	0.17	0.19
2542	22	24	2.00		2542		4	4	0.004	0.07	0.21
2543	24	26	2.00		2543		<1	0.9	0.002	0.01	0.14
2544	26	28	2.00		2544		1	2.1	0.002	0.03	0.16
2545	28	30	2.00		2545		7	5.2	0.003	0.13	0.20
2546	30	32	2.00		2546		7	6.2	0.003	0.09	0.24
2547	32	34	2.00		2547		13	10.9	0.006	0.19	0.38
2548	34	36	2.00		2548		29	24.9	0.011	0.54	0.55
2549	36	38	2.00		2549		5	6.6	0.004	0.15	0.48
2550	38	40	2.00		2550		7	7.7	0.004	0.09	0.34
2551	40	42	2.00		2551		1	1.8	0.002	0.02	0.19
2552	42	44	2.00		2552		6	3.9	0.003	0.04	0.24
2553	44	46	2.00		2553		3	3.7	0.003	0.04	0.23
2554	46	48	2.00		2554		6	7	0.005	0.05	0.29
2555	48	50	2.00		2555		10	8.3	0.007	0.07	0.28
2556	50	52	2.00		2556		9	7.3	0.011	0.09	0.46
2557	52	54	2.00		2557		7	7.7	0.009	0.12	0.45
2558	54	56	2.00		2558		62	61	0.010	0.36	1.31
2559	56	58	2.00		2559		11	13.3	0.002	0.20	0.79
2560	58	60	2.00		2560		4	3.9	0.001	0.07	0.55
2562	60	62	2.00		2562		19	19.2	0.002	0.08	0.34
2563	62	64	2.00		2563		1	3.3	0.001	0.04	0.33
2564	64	66	2.00		2564		6	6.6	0.002	0.08	0.38
2565	66	68	2.00		2565		1	2.4	0.002	0.05	0.32
2566	68	70	2.00		2566		13	13.3	0.003	0.13	0.46
2567	70	72	2.00		2567		42	38.9	0.004	0.18	0.38
2568	72	74	2.00		2568		18	17.7	0.002	0.19	0.69
2569	74	76	2.00		2569		15	13.2	0.002	0.11	0.29
2570	76	78	2.00		2570		17	15.6	0.002	0.22	0.50
2571	78	80	2.00		2571		3	3.9	0.001	0.08	0.34
2572	80	82	2.00		2572		<1	1.6	0.001	0.03	0.24
2573	82	84	2.00		2573		<1	1.5	0.001	0.02	0.19
2574	84	86	2.00		2574		2	1.3	0.001	0.02	0.15
2575	86	88	2.00		2575		1	1.9	0.002	0.02	0.13
2576	88	90	2.00		2576		1	2.5	0.001	0.04	0.18
2577	90	92	2.00		2577		2	1.7	0.002	0.03	0.16
2578	92	94	2.00		2578		<1	0.9	0.001	0.02	0.13
2579	94	96	2.00		2579		1	1.5	0.001	0.04	0.23
2580	96	98	2.00		2580		<1	0.8	0.001	0.01	0.12
2582	98	100	2.00		2582		<1	0.3	0.001	0.01	0.11
2583	100	102	2.00		2583		<1	1.0	0.001	0.02	0.17
2584	102	104	2.00		2584		5	5.4	0.001	0.16	0.37
2585	104	106	2.00		2585		<1	0.4	0.001	0.01	0.13
2586	106	108	2.00		2586		<1	0.4	0.001	0.02	0.18
2587	108	110	2.00		2587		<1	0.5	0.000	0.04	0.20
2588	110	112	2.00		2588		<1	0.4	0.001	0.01	0.10
2589	112	114	2.00		2589		2	3.2	0.001	0.82	0.22
2590	114	116	2.00		2590		<1	0.4	0.001	0.06	0.15
2591	116	118	2.00		2591		<1	0.4	0.000	0.01	0.14
2592	118	120	2.00		2592		<1	3.9	0.001	0.04	0.19
2593	120	121.90	1.90		2593		<1	0.7	0.000	0.03	0.16

SANTA ANA PROJECT
DDH-SA-18 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
51250	0	2	2.00		51250		8	5.2	0.0057	0.164	0.23
51251	2	4	2.00		51251		11	11.2	0.0075	0.217	0.22
51252	4	6	2.00		51252		8	4.9	0.0112	0.219	0.30
51253	6	8	2.00		51253		16	13.5	0.0096	0.201	0.40
51254	8	10	2.00		51254		54	54.2	0.0307	0.595	0.67
51255	10	12	2.00		51255		4	3.3	0.0053	0.116	0.38
51256	12	14	2.00		51256		1	1.2	0.0033	0.078	0.37
51257	14	16	2.00		51257		1	2.1	0.0053	0.092	0.35
51258	16	18	2.00		51258		4	3.4	0.0028	0.104	0.36
51259	18	20	2.00		51259		12	14.6	0.0038	0.133	0.44
51260	20	22	2.00		51260		7	5.6	0.0054	0.180	0.47
51262	22	24	2.00		51262		9	8	0.0055	0.126	0.53
51263	24	26	2.00		51263		17	16.4	0.0104	0.219	0.46
51264	26	28	2.00		51264		16	17.5	0.0103	0.259	0.50
51265	28	30	2.00		51265		29	31	0.0205	0.937	2.02
51266	30	32	2.00		51266		205	>100	0.0844	2.860	4.42
51267	32	34	2.00		51267		67	68.1	0.0167	0.883	0.72
51268	34	36	2.00		51268		32	32	0.0092	0.308	0.43
51269	36	38	2.00		51269		18	21.1	0.0089	0.312	0.57
51270	38	40	2.00		51270		32	34.5	0.0110	0.475	0.56
51271	40	42	2.00		51271		13	13.6	0.0061	0.301	0.39
51272	42	44	2.00		51272		55	30.6	0.0139	0.458	0.39
51273	44	46	2.00		51273		20	20.3	0.0104	0.288	0.30
51274	46	48	2.00		51274		7	7.7	0.0029	0.232	0.25
51275	48	50	2.00		51275		41	39.2	0.0099	0.315	0.27
51276	50	52	2.00		51276		<1	1	0.0015	0.121	0.22
51277	52	54	2.00		51277		34	30.7	0.0054	0.260	0.31
51278	54	56	2.00		51278		15	14.8	0.0082	0.320	0.49
51279	56	58	2.00		51279		31	13.9	0.0016	0.286	0.40
51280	58	60	2.00		51280		2	2.3	0.0013	0.180	0.35
51282	60	62	2.00		51282		3	2.7	0.0006	0.145	0.27
51283	62	64	2.00		51283		1	0.6	0.0003	0.028	0.25
51284	64	66	2.00		51284		<1	0.5	0.0004	0.030	0.24
51285	66	68	2.00		51285		<1	1	0.0005	0.077	0.23
51286	68	70	2.00		51286		3	2.7	0.0009	0.067	0.25
51287	70	72	2.00		51287		1	1.4	0.0004	0.011	0.19
51288	72	74	2.00		51288		1	2	0.0005	0.117	0.25
51289	74	76	2.00		51289		3	2.4	0.0015	0.060	0.20
51290	76	78	2.00		51290		<1	0.5	0.0006	0.013	0.11
51291	78	80	2.00		51291		<1	1	0.0011	0.021	0.13
51292	80	82	2.00		51292		<1	0.2	0.0003	0.013	0.09
51293	82	84	2.00		51293		<1	0.5	0.0003	0.009	0.10
51294	84	86	2.00		51294		4	4.6	0.0023	0.028	0.11
51295	86	88	2.00		51295		2	1.8	0.0009	0.022	0.11
51296	88	90	2.00		51296		2	2.7	0.0019	0.010	0.09
51297	90	92	2.00		51297		1	0.7	0.0026	0.017	0.11
51298	92	94	2.00		51298		8	10.1	0.0011	0.115	0.13
51299	94	96	2.00		51299		6	8.8	0.0010	0.036	0.24
51300	96	98	2.00		51300		<1	1.4	0.0005	0.014	0.17
51302	98	100	2.00		51302		1	1.1	0.0010	0.007	0.11
51303	100	102	2.00		51303		1	3.6	0.0006	0.012	0.12
51304	102	104	2.00		51304		<1	1.4	0.0004	0.026	0.13
51305	104	106	2.00		51305		2	1.8	0.0007	0.011	0.10
51306	106	108	2.00		51306		<1	0.3	0.0003	0.005	0.09
51307	108	110	2.00		51307		<1	0.5	0.0003	0.034	0.12
51308	110	112	2.00		51308		3	3.4	0.0005	0.069	0.21
51309	112	114	2.00		51309		7	5.7	0.0019	0.027	0.14
51310	114	116	2.00		51310		18	22.1	0.0009	0.051	0.14
51311	116	118	2.00		51311		1	2.9	0.0004	0.031	0.14
51312	118	120	2.00		51312		2	2.9	0.0005	0.052	0.18
51313	120	122	2.00		51313		21	4.6	0.0004	0.073	0.32
51314	122	124	2.00		51314		1	3.5	0.0004	0.120	0.18
51315	124	126	2.00		51315		1	1.7	0.0020	0.042	0.11
51316	126	128.50	2.50		51316		<1	0.6	0.0024	0.030	0.07

SANTA ANA PROJECT
DDH-SA-18A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
51317	0	2	2.00		51317		18	12.6	0.007	0.14	0.14
51318	2	4	2.00		51318		29	28.2	0.010	0.21	0.23
51319	4	6	2.00		51319		1	1.2	0.003	0.13	0.28
51320	6	8	2.00		51320		3	3.1	0.004	0.11	0.37
51322	8	10	2.00		51322		6	4.1	0.006	0.35	0.33
51323	10	12	2.00		51323		17	16.5	0.021	0.58	0.43
51324	12	14	2.00		51324		30	27.9	0.028	0.72	0.43
51325	14	16	2.00		51325		28	27.5	0.011	0.47	0.48
51326	16	18	2.00		51326		4	2.5	0.007	0.24	0.59
51327	18	20	2.00		51327		1	1.7	0.003	0.26	0.64
51328	20	22	2.00		51328		3	2.7	0.007	0.48	0.77
51329	22	24	2.00		51329		7	6.2	0.005	0.19	0.80
51330	24	26	2.00		51330		9	9.9	0.015	0.22	0.53
51331	26	28	2.00		51331		5	4.8	0.004	0.26	0.54
51332	28	30	2.00		51332		3	3.2	0.002	0.21	0.63
51333	30	32	2.00		51333		8	7.9	0.005	0.19	0.53
51334	32	34	2.00		51334		2	1.4	0.002	0.07	0.41
51335	34	36	2.00		51335		4	4.9	0.002	0.09	0.38
51336	36	38	2.00		51336		2	1.1	0.001	0.07	0.35
51337	38	40	2.00		51337		1	1	0.001	0.06	0.32
51338	40	42	2.00		51338		2	1	0.001	0.10	0.31
51339	42	44	2.00		51339		1	1.2	0.001	0.10	0.35
51340	44	46	2.00		51340		2	1.5	0.001	0.14	0.46
51342	46	48	2.00		51342		1	1.4	0.001	0.10	1.25
51343	48	50	2.00		51343		1	1	0.001	0.08	0.40
51344	50	52	2.00		51344		2	1.2	0.001	0.07	0.77
51345	52	54	2.00		51345		3	3	0.001	0.06	0.39
51346	54	56	2.00		51346		2	0.9	0.001	0.08	0.28
51347	56	58	2.00		51347		1	1.2	0.001	0.14	0.38
51348	58	60	2.00		51348		10	9.1	0.005	0.23	0.60
51349	60	62	2.00		51349		5	5.2	0.004	0.24	0.41
51350	62	64	2.00		51350		2	1.6	0.003	0.04	0.29
51351	64	66	2.00		51351		<1	0.7	0.001	0.02	0.24
51352	66	68	2.00		51352		2	2.3	0.011	0.05	0.29
51353	68	70	2.00		51353		7	7.9	0.013	0.08	0.33
51354	70	72	2.00		51354		11	11.8	0.016	0.16	0.31
51355	72	74	2.00		51355		3	3.9	0.009	0.14	0.33
51356	74	76	2.00		51356		8	8.4	0.018	0.20	0.32
51357	76	78	2.00		51357		5	4.6	0.011	0.13	0.25
51358	78	80	2.00		51358		19	21.2	0.018	0.21	0.41
51359	80	82	2.00		51359		26	22.1	0.009	0.27	0.34
51360	82	84	2.00		51360		14	13.8	0.017	0.25	0.49
51362	84	86	2.00		51362		9	7.7	0.011	0.17	0.41
51363	86	88	2.00		51363		38	36.6	0.012	0.58	0.36
51364	88	90	2.00		51364		10	13.7	0.003	0.28	0.20
51365	90	92	2.00		51365		1	1.7	0.001	0.17	0.12
51366	92	94	2.00		51366		2	1.9	0.003	0.05	0.13
51367	94	96	2.00		51367		2	2.6	0.002	0.16	0.17
51368	96	98	2.00		51368		3	2.8	0.002	0.15	0.25
51369	98	100	2.00		51369		5	4.9	0.006	0.24	0.50
51370	100	102	2.00		51370		2	1.4	0.001	0.10	0.17
51371	102	104	2.00		51371		1	1.1	0.002	0.11	0.26
51372	104	105.30	1.30		51372		1	0.9	0.001	0.07	0.22

SANTA ANA PROJECT
DDH-SA-19 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
51373	0	2	2.00		51373		3	1.8	0.003	0.03	0.23
51374	2	4	2.00		51374		10	9.2	0.005	0.06	0.32
51375	4	6	2.00		51375		14	16.6	0.005	0.05	0.32
51376	6	8	2.00		51376		11	7.1	0.004	0.04	0.29
51377	8	10	2.00		51377		168	>100	0.032	0.78	0.81
51378	10	12	2.00		51378		52	47.8	0.012	0.30	0.35
51379	12	14	2.00		51379		47	42	0.018	0.31	0.35
51380	14	16	2.00		51380		17	16.3	0.017	0.07	0.24
51382	16	18	2.00		51382		89	84.8	0.018	0.30	0.44
51383	18	20	2.00		51383		12	7.6	0.003	0.09	0.26
51384	20	22	2.00		51384		10	5.8	0.003	0.19	0.36
51385	22	24	2.00		51385		10	6.7	0.003	0.13	0.25
51386	24	26	2.00		51386		24	18.4	0.004	0.18	0.25
51387	26	28	2.00		51387		194	>100	0.018	0.22	0.37
51388	28	30	2.00		51388		31	22.4	0.006	0.17	0.29
51389	30	32	2.00		51389		9	5.6	0.003	0.11	0.30
51390	32	34	2.00		51390		10	6.1	0.004	0.16	0.36
51391	34	36	2.00		51391		6	3.1	0.003	0.10	0.37
51392	36	38	2.00		51392		9	5.5	0.003	0.03	0.25
51393	38	40	2.00		51393		57	49.1	0.009	0.09	0.27
51394	40	42	2.00		51394		5	3.3	0.003	0.04	0.26
51395	42	44	2.00		51395		3	2.2	0.002	0.06	0.23
51396	44	46	2.00		51396		8	4.6	0.003	0.13	0.24
51397	46	48	2.00		51397		5	3.1	0.002	0.16	0.27
51398	48	50	2.00		51398		3	2.3	0.001	0.12	0.25
51399	50	52	2.00		51399		2	1.2	0.001	0.05	0.24
51400	52	54	2.00		51400		1	0.8	0.001	0.07	0.24
51402	54	56	2.00		51402		3	2.5	0.002	0.08	0.29
51403	56	58	2.00		51403		3	1.6	0.001	0.07	0.28
51404	58	60	2.00		51404		18	12.6	0.003	0.23	0.24
51405	60	62	2.00		51405		11	8.9	0.002	0.08	0.24
51406	62	64	2.00		51406		5	3.6	0.002	0.06	0.27
51407	64	66	2.00		51407		17	14.9	0.007	0.13	0.27
51408	66	68	2.00		51408		8	7.9	0.003	0.10	0.33
51409	68	70	2.00		51409		3	2.4	0.002	0.07	0.37
51410	70	72	2.00		51410		2	2.2	0.001	0.03	0.33
51411	72	74	2.00		51411		148	>100	0.016	0.20	0.29
51412	74	76	2.00		51412		29	27.3	0.007	0.20	0.37
51413	76	78	2.00		51413		3	1.7	0.001	0.12	0.30
51414	78	80	2.00		51414		1	1.2	0.001	0.10	0.31
51415	80	82	2.00		51415		22	22.8	0.009	0.32	0.34
51416	82	84	2.00		51416		53	42.2	0.026	0.28	0.39
51417	84	86	2.00		51417		9	8.2	0.004	0.12	0.56
51418	86	88	2.00		51418		28	20.2	0.012	0.16	0.69
51419	88	90	2.00		51419		33	33.1	0.034	0.29	0.94
51420	90	92	2.00		51420		3	3.1	0.003	0.12	0.53
51422	92	94	2.00		51422		11	14.2	0.005	0.15	0.57
51423	94	96	2.00		51423		46	34.4	0.010	0.29	0.66
51424	96	98	2.00		51424		16	29.3	0.012	0.27	0.47
51425	98	100	2.00		51425		2	1.5	0.001	0.05	0.16
51426	100	102	2.00		51426		1	1.8	0.001	0.05	0.16
51427	102	104	2.00		51427		19	20	0.005	0.22	0.40
51428	104	106	2.00		51428		7	6.3	0.004	0.07	0.17
51429	106	108	2.00		51429		6	7.6	0.003	0.05	0.17
51430	108	110	2.00		51430		1	2.1	0.002	0.03	0.15
51431	110	112	2.00		51431		3	3.9	0.002	0.04	0.21
51432	112	114	2.00		51432		3	3.1	0.002	0.03	0.17
51433	114	116	2.00		51433		6	5.7	0.001	0.04	0.16
51434	116	118	2.00		51434		2	2	0.001	0.03	0.13
51435	118	120	2.00		51435		9	10.1	0.004	0.42	0.24
51436	120	122	2.00		51436		12	8	0.003	0.05	0.15
51437	122	123.70	1.70		51437		6	5.9	0.003	0.07	0.16

SANTA ANA PROJECT
DDH-SA - 19A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
51438	1.15	2	0.85		51438		202	>100	0.029	0.23	0.35
51439	2	4	2.00		51439		51	53.9	0.011	0.19	0.32
51440	4	6	2.00		51440		11	11.3	0.004	0.08	0.22
51442	6	8	2.00		51442		26	20.1	0.008	0.26	0.41
51443	8	10	2.00		51443		73	71.1	0.015	0.31	0.25
51444	10	12	2.00		51444		60	54.8	0.012	0.42	0.17
51445	12	14	2.00		51445		148	>100	0.024	0.56	0.32
51446	14	16	2.00		51446		163	>100	0.025	0.34	0.41
51447	16	18	2.00		51447		86	74	0.017	0.18	0.20
51448	18	20	2.00		51448		31	23.2	0.006	0.12	0.19
51449	20	22	2.00		51449		57	51.2	0.020	0.71	0.45
51450	22	24	2.00		51450		15	10	0.004	0.10	0.19
51451	24	26	2.00		51451		22	17.2	0.008	0.14	0.21
51452	26	28	2.00		51452		42	37.8	0.007	0.58	0.27
51453	28	30	2.00		51453		35	32	0.005	0.19	0.31
51454	30	32	2.00		51454		8	6.1	0.005	0.11	0.27
51455	32	34	2.00		51455		5	2.7	0.004	0.09	0.26
51456	34	36	2.00		51456		9	7.3	0.005	0.13	0.28
51457	36	38	2.00		51457		9	6.3	0.004	0.14	0.59
51458	38	40	2.00		51458		8	6.3	0.005	0.36	0.46
51459	40	42	2.00		51459		12	8.5	0.007	0.16	0.39
51460	42	44	2.00		51460		17	10.7	0.015	0.25	0.35
51462	44	46	2.00		51462		9	6.5	0.007	0.20	0.42
51463	46	48	2.00		51463		15	10.3	0.009	0.30	0.40
51464	48	50	2.00		51464		23	19.3	0.012	0.48	0.35
51465	50	52	2.00		51465		23	18.4	0.010	0.45	0.28
51466	52	54	2.00		51466		7	7.3	0.009	0.28	0.36
51467	54	56	2.00		51467		40	45.8	0.045	0.71	0.56
51468	56	58	2.00		51468		58	59.7	0.046	0.49	0.53
51469	58	60	2.00		51469		22	22.9	0.025	0.16	0.31
51470	60	62	2.00		51470		8	8.7	0.020	0.18	0.51
51471	62	64	2.00		51471		22	21	0.033	0.21	0.46
51472	64	66	2.00		51472		11	11.8	0.004	0.15	0.48
51473	66	68	2.00		51473		87	89.4	0.019	0.62	0.52
51474	68	70	2.00		51474		10	9.7	0.006	0.14	0.25
51475	70	72	2.00		51475		12	12.1	0.008	0.22	0.39
51476	72	74	2.00		51476		9	8.8	0.008	0.13	0.36
51477	74	76	2.00		51477		10	11.1	0.009	0.34	0.37
51478	76	78	2.00		51478		25	30	0.017	0.29	0.30
51479	78	80	2.00		51479		15	14.5	0.016	0.11	0.24
51480	80	82	2.00		51480		7	5.2	0.007	0.07	0.20
51482	82	84	2.00		51482		1	0.5	0.001	0.10	0.22
51483	84	86	2.00		51483		1	0.4	0.001	0.07	0.24
51484	86	88	2.00		51484		3	3.7	0.003	0.14	0.23
51485	88	90	2.00		51485		1	2.2	0.003	0.13	0.24
51486	90	92	2.00		51486		<1	0.7	0.001	0.06	0.21
51487	92	94	2.00		51487		3	2.4	0.001	0.06	0.22
51488	94	96	2.00		51488		3	1.8	0.001	0.05	0.24
51489	96	98	2.00		51489		2	2.3	0.001	0.07	0.32
51490	98	100	2.00		51490		1	1.3	0.001	0.03	0.24
51491	100	102	2.00		51491		<1	0.3	0.000	0.05	0.20
51492	102	104	2.00		51492		1	0.3	0.001	0.08	0.20
51493	104	106	2.00		51493		2	0.5	0.001	0.04	0.20
51494	106	108	2.00		51494		3	2.3	0.002	0.12	0.16
51495	108	110	2.00		51495		9	7.2	0.006	0.21	0.18
51496	110	112	2.00		51496		7	8.1	0.005	0.12	0.25
51497	112	114	2.00		51497		12	11.8	0.004	0.09	0.17
51498	114	116	2.00		51498		9	9.3	0.005	0.13	0.18
51499	116	118	2.00		51499		52	64.2	0.014	0.36	0.23
51500	118	120	2.00		51500		17	20.1	0.004	0.10	0.15
51502	120	122	2.00		51502		47	48	0.009	0.18	0.18
51503	122	124	2.00		51503		50	46.3	0.010	0.15	0.22
51504	124	126	2.00		51504		90	99.5	0.017	0.14	0.19
51505	126	128	2.00		51505		9	7.4	0.002	0.04	0.18
51506	128	130	2.00		51506		13	12	0.005	0.12	0.23
51507	130	132	2.00		51507		39	46.6	0.015	0.19	0.30
51508	132	134	2.00		51508		4	3.3	0.002	0.04	0.19
51509	134	136	2.00		51509		3	3.6	0.002	0.08	0.21
51510	136	138	2.00		51510		105	100	0.017	0.10	0.19
51511	138	140	2.00		51511		9	7.5	0.003	0.05	0.17
51512	140	142	2.00		51512		20	27.5	0.008	0.07	0.20
51513	142	144	2.00		51513		10	7.4	0.002	0.04	0.19
51514	144	146	2.00		51514		3	3.1	0.002	0.04	0.17
51515	146	148	2.00		51515		6	2.4	0.001	0.04	0.16
51516	148	150	2.00		51516		42	33.5	0.004	0.10	0.19
51517	150	152	2.00		51517		18	13.9	0.002	0.04	0.21
51518	152	154	2.00		51518		5	3.1	0.001	0.03	0.17
51519	154	156	2.00		51519		14	10.8	0.002	0.05	0.17
51520	156	158	2.00		51520		14	9.5	0.002	0.05	0.19
51522	158	160	2.00		51522		7	3.9	0.002	0.03	0.16
51523	160	162	2.00		51523		14	9.7	0.004	0.04	0.15
51524	162	164	2.00		51524		7	4	0.003	0.02	0.13
51525	164	166	2.00		51525		9	5.8	0.006	0.03	0.15
51526	166	168	2.00		51526		45	30.2	0.023	0.07	0.13
51527	168	170	2.00		51527		17	12.5	0.010	0.03	0.13
51528	170	171.40	1.40		51528		2	1.5	0.001	0.02	0.16

SANTA ANA PROJECT
DDH-SA -20 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
51529	0	2	2.00		51529		28	23.6	0.007	0.18	0.21
51530	2	4	2.00		51530		25	22.5	0.006	0.14	0.19
51531	4	6	2.00		51531		20	17	0.009	0.17	0.21
51532	6	8	2.00		51532		20	16.4	0.009	0.19	0.17
51533	8	10	2.00		51533		8	3.9	0.004	0.11	0.18
51534	10	12	2.00		51534		2	0.8	0.002	0.02	0.23
51535	12	14	2.00		51535		5	3.1	0.002	0.05	0.27
51536	14	16	2.00		51536		23	21.9	0.005	0.15	0.26
51537	16	18	2.00		51537		8	4.6	0.004	0.26	0.29
51538	18	20	2.00		51538		6	3.5	0.003	0.09	0.40
51539	20	22	2.00		51539		9	4.5	0.004	0.19	0.40
51540	22	24	2.00		51540		14	10.5	0.009	0.39	0.43
51542	24	26	2.00		51542		5	3.7	0.008	0.22	0.37
51543	26	28	2.00		51543		5	3.1	0.003	0.18	0.31
51544	28	30	2.00		51544		1	0.3	0.002	0.04	0.22
51545	30	32	2.00		51545		2	0.7	0.002	0.03	0.18
51546	32	34	2.00		51546		6	3.3	0.003	0.11	0.28
51547	34	36	2.00		51547		2	1.1	0.002	0.05	0.23
51548	36	38	2.00		51548		18	13.4	0.006	0.11	0.24
51549	38	40	2.00		51549		8	2.7	0.003	0.08	0.23
51550	40	42	2.00		51550		4	4.1	0.002	0.04	0.17
51551	42	44	2.00		51551		3	3.3	0.001	0.04	0.14
51552	44	46	2.00		51552		3	2.9	0.001	0.08	0.17
51553	46	48	2.00		51553		3	2.5	0.001	0.04	0.12
51554	48	50	2.00		51554		10	7.4	0.003	0.07	0.14
51555	50	52	2.00		51555		7	5.3	0.001	0.07	0.22
51556	52	54	2.00		51556		9	4.7	0.003	0.11	0.22
51557	54	56	2.00		51557		10	5	0.002	0.17	0.26
51558	56	58	2.00		51558		71	65.1	0.012	0.27	0.30
51559	58	60	2.00		51559		11	10.1	0.004	0.12	0.34
51560	60	62	2.00		51560		7	6.1	0.001	0.14	0.31
51562	62	64	2.00		51562		5	3.4	0.001	0.31	0.43
51563	64	66	2.00		51563		1	1	0.001	0.06	0.18
51564	66	68	2.00		51564		3	1.2	0.001	0.07	0.16
51565	68	70	2.00		51565		2	0.6	0.001	0.04	0.15
51566	70	72	2.00		51566		9	8.1	0.001	0.06	0.16
51567	72	74	2.00		51567		5	4	0.001	0.13	0.29
51568	74	76	2.00		51568		1	0.5	0.001	0.05	0.21
51569	76	78	2.00		51569		1	0.9	0.001	0.01	0.16
51570	78	80	2.00		51570		1	1.2	0.001	0.03	0.24
51571	80	82	2.00		51571		1	0.8	0.001	0.02	0.15
51572	82	84	2.00		51572		<1	<0.2	0.003	0.01	0.17
51573	84	86	2.00		51573		11	10.2	0.003	0.05	0.20
51574	86	88	2.00		51574		12	12.2	0.004	0.18	0.25
51575	88	90	2.00		51575		7	6.4	0.002	0.17	0.35
51576	90	92	2.00		51576		23	16.6	0.003	0.11	0.21
51577	92	94	2.00		51577		60	51.9	0.009	0.14	0.22
51578	94	96	2.00		51578		33	21.3	0.005	0.07	0.18
51579	96	98	2.00		51579		62	51.1	0.012	0.23	0.34
51580	98	100	2.00		51580		146	>100	0.023	0.24	0.32
51582	100	102	2.00		51582		40	36.3	0.007	0.19	0.27
51583	102	104	2.00		51583		18	11.1	0.003	0.06	0.20
51584	104	106	2.00		51584		40	40.5	0.016	0.10	0.21
51585	106	108	2.00		51585		5	4.9	0.001	0.05	0.18
51586	108	110	2.00		51586		57	61.4	0.006	0.34	0.32
51587	110	112	2.00		51587		15	11.6	0.002	0.08	0.27
51588	112	114	2.00		51588		38	40.5	0.008	0.09	0.23
51589	114	116	2.00		51589		27	26.1	0.006	0.19	0.19
51590	116	118	2.00		51590		42	32.9	0.008	0.11	0.17
51591	118	120	2.05		51591		24	15.5	0.006	0.09	0.23
51592	120	122.05	2.05		51592		10	9.8	0.008	0.14	0.48

SANTA ANA PROJECT
DDH-SA-21 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
51593	0	2	2.00		51593		8	6.5	0.012	0.04	0.19
51594	2	4	2.00		51594		6	4.7	0.007	0.07	0.30
51595	4	6	2.00		51595		13	13.4	0.016	0.14	0.37
51596	6	8	2.00		51596		12	12.5	0.015	0.17	0.57
51597	8	10	2.00		51597		20	17.8	0.027	0.26	0.73
51598	10	12	2.00		51598		6	3.6	0.012	0.04	0.22
51599	12	14	2.00		51599		9	7.1	0.025	0.04	0.16
51600	14	16	2.00		51600		12	9.4	0.026	0.05	0.22
51602	16	18	2.00		51602		9	7.9	0.019	0.06	0.22
51603	18	20	2.00		51603		14	10.4	0.009	0.18	0.27
51604	20	22	2.00		51604		15	13.6	0.010	0.19	0.35
51605	22	24	2.00		51605		10	7.7	0.006	0.17	0.35
51606	24	26	2.00		51606		12	8.7	0.005	0.10	0.18
51607	26	28	2.00		51607		14	10.4	0.009	0.33	0.25
51608	28	30	2.00		51608		20	16.7	0.011	0.31	0.21
51609	30	32	2.00		51609		36	31.7	0.015	0.61	0.37
51610	32	34	2.00		51610		38	32.4	0.011	0.26	0.18
51611	34	36	2.00		51611		18	13.4	0.011	0.40	0.26
51612	36	38	2.00		51612		5	2.5	0.003	0.10	0.22
51613	38	40	2.00		51613		10	5.9	0.004	0.12	0.30
51614	40	42	2.00		51614		4	2.7	0.002	0.05	0.32
51615	42	44	2.00		51615		2	0.6	0.001	0.03	0.30
51616	44	46	2.00		51616		5	3.3	0.003	0.06	0.32
51617	46	48	2.00		51617		21	18.3	0.004	0.24	0.38
51618	48	50	2.00		51618		9	8	0.003	0.38	0.70
51619	50	52	2.00		51619		2	2	0.002	0.07	0.28
51620	52	54	2.00		51620		4	2.5	0.002	0.09	0.31
51622	54	56	2.00		51622		1	0.6	0.001	0.03	0.26
51623	56	58	2.00		51623		1	0.8	0.001	0.04	0.30
51624	58	60	2.00		51624		17	16.1	0.004	0.13	0.34
51625	60	62	2.00		51625		8	6.4	0.005	0.10	0.46
51626	62	64	2.00		51626		8	6.5	0.003	0.20	0.39
51627	64	66	2.00		51627		7	6.2	0.008	0.22	0.38
51628	66	68	2.00		51628		36	33.9	0.031	0.42	0.84
51629	68	70	2.00		51629		17	12.9	0.004	0.21	0.71
51630	70	72	2.00		51630		3	1.4	0.001	0.09	0.39
51631	72	74	2.00		51631		3	2.3	0.002	0.07	0.37
51632	74	76	2.00		51632		3	2.4	0.001	0.07	0.38
51633	76	78	2.00		51633		5	3.9	0.001	0.03	0.29
51634	78	80	2.00		51634		3	2.1	0.001	0.02	0.30
51635	80	82	2.00		51635		1	0.4	0.001	0.01	0.30
51636	82	84	2.00		51636		1	<0.2	0.001	0.00	0.25
51637	84	86	2.00		51637		1	0.4	0.001	0.01	0.24
51638	86	88	2.00		51638		5	5	0.001	0.08	0.25
51639	88	90	2.00		51639		3	1.3	0.001	0.01	0.19
51640	90	92	2.00		51640		1	0.5	0.001	0.01	0.17
51642	92	94	2.00		51642		1	0.2	0.001	0.00	0.13
51643	94	96	2.00		51643		<1	<0.2	0.001	0.00	0.08
51644	96	98	2.00		51644		<1	0.3	0.001	0.05	0.18
51645	98	100	2.00		51645		2	2.4	0.002	0.16	0.42
51646	100	102	2.10		51646		11	11.8	0.003	0.12	0.30
51647	102	104.10	0.00		51647		1	0.7	0.001	0.07	0.23

SANTA ANA PROJECT
DDH-SA - 21 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Ag ppm	Cu %	Pb %	Zn %
51648	0	2	2.00		51648		60	57.6	0.0228	0.23	0.18
51649	2	4	2.00		51649		6	4.5	0.0129	0.02	0.12
51650	4	6	2.00		51650		5	3.5	0.0027	0.03	0.18
51651	6	8	2.00		51651		22	18.5	0.0054	0.06	0.18
51652	8	10	2.00		51652		26	24.6	0.0075	0.12	0.17
51653	10	12	2.00		51653		6	4.5	0.0044	0.03	0.13
51654	12	14	2.00		51654		16	12.4	0.0186	0.12	0.35
51655	14	16	2.00		51655		22	19.3	0.033	0.10	0.37
51656	16	18	2.00		51656		34	30.4	0.0144	0.11	0.25
51657	18	20	2.00		51657		3	1.9	0.0028	0.01	0.14
51658	20	22	2.00		51658		6	4	0.0032	0.02	0.15
51659	22	24	2.00		51659		5	3.2	0.0022	0.01	0.15
51660	24	26	2.00		51660		5	3.2	0.004	0.09	0.16
51662	26	28	2.00		51662		4	2.2	0.0019	0.02	0.13
51663	28	30	2.00		51663		24	23.5	0.0089	0.34	0.29
51664	30	32	2.00		51664		8	7.3	0.0034	0.13	0.31
51665	32	34	2.00		51665		9	8.6	0.0038	0.10	0.20
51666	34	36	2.00		51666		20	17.8	0.0061	0.19	0.19
51667	36	38	2.00		51667		36	31.2	0.0061	0.20	0.17
51668	38	40	2.00		51668		9	9.3	0.0035	0.19	0.25
51669	40	42	2.00		51669		8	7.8	0.0043	0.13	0.26
51670	42	44	2.00		51670		10	7.7	0.0035	0.11	0.17
51671	44	46	2.00		51671		7	4.2	0.0034	0.09	0.29
51672	46	48	2.00		51672		11	10	0.005	0.22	0.30
51673	48	50	2.00		51673		4	2.8	0.0021	0.12	0.32
51674	50	52	2.00		51674		3	2.2	0.0023	0.21	0.50
51675	52	54	2.00		51675		8	6.5	0.0031	0.47	0.46
51676	54	56	2.00		51676		6	3.8	0.0021	0.12	0.22
51677	56	58	2.00		51677		28	31.1	0.0148	1.38	1.44
51678	58	60	2.00		51678		4	3.7	0.0031	0.21	0.43
51679	60	62	2.00		51679		24	24.8	0.0083	0.56	0.37
51680	62	64	2.00		51680		12	10.6	0.0023	0.10	0.40
51682	64	66	2.00		51682		6	4.2	0.0015	0.06	0.43
51683	66	68	2.00		51683		32	30.3	0.0046	0.13	0.38
51684	68	70	2.00		51684		9	8.3	0.0026	0.09	0.41
51685	70	72	2.00		51685		8	10.7	0.0014	0.08	0.39
51686	72	74	2.00		51686		10	8.1	0.0022	0.09	0.48
51687	74	76	2.00		51687		5	3.9	0.0013	0.10	0.50
51688	76	78	2.00		51688		4	1.9	0.0012	0.16	0.43
51689	78	80	2.00		51689		15	15.9	0.0066	0.25	0.73
51690	80	82	2.00		51690		7	6.5	0.0027	0.32	0.62
51691	82	84	2.00		51691		10	9.3	0.0031	0.51	0.54
51692	84	86	2.00		51692		9	7.5	0.0049	0.31	0.78
51693	86	88	2.00		51693		3	1.4	0.0012	0.19	0.73
51694	88	90	2.00		51694		8	6.9	0.0074	0.34	1.01
51695	90	92	2.00		51695		40	41.7	0.0397	1.11	2.48
51696	92	94	2.00		51696		145	>100	0.0694	1.92	2.54
51697	94	96	2.00		51697		15	16.5	0.0187	0.54	1.67
51698	96	98	2.00		51698		12	12.1	0.0107	0.37	1.28
51699	98	100	2.00		51699		10	9.2	0.0079	0.30	1.09
51700	100	102	2.00		51700		5	3.4	0.0043	0.09	0.47
51702	102	104	2.00		51702		7	6.5	0.0082	0.16	0.67
51703	104	106	2.00		51703		10	10.1	0.0128	0.23	0.97
51704	106	108	2.00		51704		6	4.7	0.0098	0.22	0.89
51705	108	110	2.00		51705		14	13.5	0.0186	0.21	0.69
51706	110	112	2.00		51706		62	63.2	0.0121	0.33	0.80
51707	112	114	2.00		51707		21	18.9	0.009	0.15	0.40
51708	114	116	2.00		51708		11	12.1	0.0227	1.02	0.46
51709	116	118	2.00		51709		4	2.6	0.0021	0.17	0.34
51710	118	120	2.00		51710		27	30.1	0.0418	0.49	0.68
51711	120	122	2.00		51711		3	1.7	0.0009	0.07	0.39
51712	122	124	2.00		51712		3	1.1	0.0009	0.05	0.39
51713	124	126	2.00		51713		65	62.6	0.0137	0.12	0.31
51714	126	128	2.00		51714		81	80.5	0.0196	0.32	0.50
51715	128	130	2.00		51715		4	5.1	0.0028	0.13	0.30
51716	130	132	2.00		51716		24	26.3	0.0066	0.33	0.52
51717	132	134	2.00		51717		45	51.6	0.0158	0.38	0.37
51718	134	136	2.00		51718		30	30.6	0.0113	0.15	0.30
51719	136	138	2.00		51719		17	17.3	0.0069	0.34	0.42
51720	138	140	2.00		51720		7	6.3	0.0029	0.20	0.34
51722	140	142	2.00		51722		10	8.6	0.0065	0.33	0.44
51723	142	144	2.00		51723		15	16.3	0.0016	0.16	0.25
51724	144	146	2.00		51724		3	1	0.0005	0.05	0.19
51725	146	148	2.55		51725		3	1.1	0.0006	0.03	0.18
51726	148	150.55	0.00		51726		7	2	0.0008	0.09	0.39

SANTA ANA PROJECT
DDH-SA-22 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au_ppm	Ag-AA62 Ag_ppm	ME-ICP41 Cu_%	ME-ICP41 Pb_%	ME-ICP41 Zn_%
4453	0	2	2.00		4453		14	0.01	0.31	0.16
4454	2	4	2.00		4454		21	0.01	0.25	0.12
4455	4	6	2.00		4455		84	0.03	0.56	0.24
4456	6	8	2.00		4456		20	0.01	0.12	0.17
4457	8	10	2.00		4457		11	<0.01	0.12	0.31
4458	10	12	2.00		4458		2	<0.01	0.04	0.21
4459	12	14	2.00		4459		16	0.01	0.18	0.52
4460	14	16	2.00		4460		4	<0.01	0.07	0.29
4462	16	18	2.00		4462		8	<0.01	0.05	0.25
4463	18	20	2.00		4463		10	0.01	0.09	0.31
4464	20	22	2.00		4464		11	<0.01	0.08	0.25
4465	22	24	2.00		4465		3	<0.01	0.05	0.20
4466	24	26	2.00		4466		11	0.01	0.08	0.19
4467	26	28	2.00		4467		22	0.02	0.29	0.96
4468	28	30	2.00		4468		11	0.01	0.14	0.53
4469	30	32	2.00		4469		5	0.01	0.08	0.37
4470	32	34	2.00		4470		3	0.01	0.07	0.28
4471	34	36	2.00		4471		17	0.01	0.22	0.81
4472	36	38	2.00		4472		22	0.01	0.30	0.98
4473	38	40	2.00		4473		8	0.01	0.20	0.38
4474	40	42	2.00		4474		28	0.02	0.36	1.20
4475	42	44	2.00		4475		142	0.03	0.73	1.97
4476	44	46	2.00		4476		323	0.01	0.53	1.06
4477	46	48	2.00		4477		38	0.01	0.27	0.83
4478	48	50	2.00		4478		14	0.01	0.18	0.64
4479	50	52	2.00		4479		74	0.01	0.57	1.66
4480	52	54	2.00		4480		30	<0.01	0.27	1.06
4482	54	56	2.00		4482		4	<0.01	0.06	0.26
4483	56	58	2.00		4483		38	0.01	0.42	1.15
4484	58	60	2.00		4484		507	0.03	0.58	1.80
4485	60	62	2.00		4485		145	0.02	0.32	1.30
4486	62	64	2.00		4486		17	0.01	0.14	0.55
4487	64	66	2.00		4487		2	<0.01	0.03	0.15
4488	66	68	2.00		4488		1	<0.01	0.04	0.21
4489	68	70	2.00		4489		8	<0.01	0.05	0.27
4490	70	72	2.00		4490		1	<0.01	0.01	0.10
4491	72	74	2.00		4491		<1	<0.01	0.02	0.13
4492	74	76	2.00		4492		1	<0.01	0.05	0.25
4493	76	78	2.00		4493		1	<0.01	0.02	0.19
4494	78	80	2.00		4494		1	<0.01	0.03	0.18
4495	80	82	2.00		4495		1	<0.01	0.02	0.17
4496	82	84	2.00		4496		14	0.01	0.57	1.36
4497	84	86	2.00		4497		11	<0.01	0.12	0.47
4498	86	88	2.00		4498		2	<0.01	0.05	0.34
4499	88	90	2.00		4499		1	<0.01	0.05	0.30
4500	90	92	2.00		4500		<1	<0.01	0.02	0.20
4502	92	94	2.00		4502		1	<0.01	0.02	0.16
4503	94	96	2.00		4503		3	<0.01	0.11	0.37
4504	96	98	2.00		4504		2	<0.01	0.06	0.26
4505	98	100	2.00		4505		5	<0.01	0.14	0.53
4506	100	102	2.00		4506		1	<0.01	0.06	0.30
4507	102	104	2.00		4507		22	<0.01	0.03	0.17
4508	104	106	2.00		4508		13	<0.01	0.30	1.03
4509	106	108	2.00		4509		26	0.01	0.69	1.91
4510	108	110	2.00		4510		77	0.01	0.11	0.32
4511	110	112	2.00		4511		5	<0.01	0.14	0.48
4512	112	114	2.00		4512		6	<0.01	0.13	0.67
4513	114	116	2.00		4513		1	<0.01	0.27	0.31
4514	116	118	2.00		4514		4	0.01	0.31	0.61
4515	118	120	2.00		4515		2	<0.01	0.15	0.46
4516	120	122	2.00		4516		2	0.01	0.57	0.92
4517	122	124	2.00		4517		2	<0.01	0.21	0.46
4518	124	125.20	1.20		4518		<1	<0.01	0.20	0.48

SANTA ANA PROJECT
DDH-SA-23 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au_ppm	Ag-AA62 Ag_ppm	ME-ICP41 Cu_%	ME-ICP41 Pb_%	ME-ICP41 Zn_%
4519	0	2	2.00		4519		7	0.01	0.09	0.10
4520	2	4	2.00		4520		19	0.01	0.23	0.12
4522	4	6	2.00		4522		17	0.01	0.21	0.12
4523	6	8	2.00		4523		9	0.01	0.19	0.18
4524	8	10	2.00		4524		6	0.01	0.16	0.17
4525	10	12	2.00		4525		7	0.01	0.05	0.13
4526	12	14	2.00		4526		41	0.02	0.51	0.10
4527	14	16	2.00		4527		14	0.02	<0.01	0.15
4528	16	18	2.00		4528		3	<0.01	0.04	0.24
4529	18	20	2.00		4529		2	<0.01	0.06	0.28
4530	20	22	2.00		4530		1	<0.01	0.05	0.29
4531	22	24	2.00		4531		4	0.01	0.09	0.25
4532	24	26	2.00		4532		8	0.01	0.11	0.19
4533	26	28	2.00		4533		2	0.01	0.06	0.21
4534	28	30	2.00		4534		11	0.01	0.22	0.54
4535	30	32	2.00		4535		52	0.02	0.38	0.35
4536	32	34	2.00		4536		18	0.01	0.27	0.52
4537	34	36	2.00		4537		7	<0.01	0.08	0.31
4538	36	38	2.00		4538		2	<0.01	0.05	0.27
4539	38	40	2.00		4539		4	<0.01	0.09	0.24
4540	40	42	2.00		4540		4	<0.01	0.12	0.34
4542	42	44	2.00		4542		1	<0.01	0.07	0.29
4543	44	46	2.00		4543		3	0.01	0.12	0.45
4544	46	48	2.00		4544		6	0.01	0.09	0.30
4545	48	50	2.00		4545		21	0.03	0.25	0.77
4546	50	52	2.00		4546		9	0.01	0.22	0.65
4547	52	54	2.00		4547		7	0.01	0.11	0.36
4548	54	56	2.00		4548		14	0.01	0.14	0.40
4549	56	58	2.00		4549		8	<0.01	0.08	0.33
4550	58	60	2.00		4550		3	<0.01	0.04	0.23
4551	60	62	2.00		4551		1	<0.01	0.02	0.18
4552	62	64	2.00		4552		2	<0.01	0.02	0.17
4553	64	66	2.00		4553		1	<0.01	0.01	0.18
4554	66	68	2.00		4554		1	<0.01	0.02	0.18
4555	68	70	2.00		4555		4	<0.01	0.02	0.18
4556	70	72	2.00		4556		1	<0.01	0.02	0.21
4557	72	74	2.00		4557		1	<0.01	0.02	0.20
4558	74	76	2.00		4558		4	<0.01	0.03	0.20
4559	76	78	2.00		4559		6	<0.01	0.02	0.17
4560	78	80	2.00		4560		<1	<0.01	0.02	0.19
4562	80	82	2.00		4562		12	<0.01	0.08	0.29
4563	82	84	2.00		4563		13	<0.01	0.18	0.49
4564	84	86	2.00		4564		6	<0.01	0.10	0.37
4565	86	88	2.00		4565		2	<0.01	0.03	0.20
4566	88	90	2.00		4566		6	<0.01	0.07	0.23
4567	90	92	2.00		4567		102	0.01	0.42	0.40
4568	92	94	2.00		4568		53	0.01	0.56	0.80
4569	94	96	2.00		4569		14	0.01	0.32	0.33
4570	96	98	2.00		4570		17	0.01	0.09	0.32
4571	98	100	2.00		4571		1	<0.01	0.10	0.39
4572	100	102	2.00		4572		3	<0.01	0.15	0.37
4573	102	104	2.00		4573		1	<0.01	0.08	0.25
4574	104	106	2.00		4574		58	0.01	0.17	0.32
4575	106	108	2.00		4575		9	<0.01	0.08	0.21
4576	108	110	2.00		4576		<1	<0.01	0.06	0.20
4577	110	112	2.00		4577		66	<0.01	0.21	0.25
4578	112	114	2.00		4578		18	<0.01	0.31	0.29
4579	114	116	2.00		4579		3	<0.01	0.07	0.18
4580	116	118	2.00		4580		1	<0.01	0.10	0.19
4582	118	120	2.00		4582		2	<0.01	0.07	0.14
4583	120	122	2.00		4583		<1	<0.01	0.04	0.09
4584	122	124	2.00		4584		<1	<0.01	0.16	0.20
4585	124	126	2.00		4585		6	0.01	0.05	0.10
4586	126	128	2.00		4586		2	<0.01	0.18	0.23
4587	128	130	2.00		4587		3	<0.01	0.19	0.28
4588	130	132	2.00		4588		71	<0.01	0.33	0.55
4589	132	134	2.00		4589		1	<0.01	0.10	0.31
4590	134	136	2.00		4590		346	<0.01	0.38	1.51
4591	136	138	2.00		4591		485	0.01	1.00	0.93
4592	138	140	2.00		4592		25	<0.01	0.44	0.92
4593	140	142	2.00		4593		31	0.01	0.48	1.37
4594	142	144	2.00		4594		18	0.03	0.71	1.65
4595	144	146	2.00		4595		15	0.02	0.94	1.74
4596	146	148	2.00		4596		21	0.01	1.42	1.70
4597	148	150	2.00		4597		14	0.01	1.86	2.00
4598	150	152	2.00		4598		46	0.01	0.67	1.19
4599	152	154	2.00		4599		276	<0.01	1.20	1.47
4600	154	156	2.00		4600		1	<0.01	0.05	0.20
4602	156	158	2.00		4602		4	<0.01	0.05	0.23
4603	158	160	2.00		4603		2	<0.01	0.02	0.13
4604	160	162.00	2.00		4604		1	<0.01	0.02	0.10

SANTA ANA PROJECT

DDH-SA-23A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au_ppm	Ag-AA62 Ag_ppm	ME-ICP41 Cu_%	ME-ICP41 Pb_%	ME-ICP41 Zn_%
4605	0	2	2.00				4	<0.01	0.03	0.14
4606	2	4	2.00				4	0.01	0.04	0.19
4607	4	6	2.00				5	0.01	0.06	0.22
4608	6	8	2.00				5	<0.01	0.06	0.23
4609	8	10	2.00				13	0.01	0.10	0.13
4610	10	12	2.00				74	0.01	0.07	0.15
4611	12	14	2.00				5	<0.01	0.06	0.19
4612	14	16	2.00				2	<0.01	0.02	0.16
4613	16	18	2.00				2	<0.01	0.03	0.18
4614	18	20	2.00				<1	<0.01	0.02	0.16
4615	20	22	2.00				2	0.01	0.04	0.20
4616	22	24	2.00				2	<0.01	0.02	0.14
4617	24	26	2.00				7	0.01	0.08	0.16
4618	26	28	2.00				1	<0.01	0.01	0.15
4619	28	30	2.00				1	<0.01	0.01	0.14
4620	30	32	2.00				2	<0.01	0.03	0.16
4622	32	34	2.00				7	0.01	0.08	0.34
4623	34	36	2.00				8	0.01	0.07	0.21
4624	36	38	2.00				13	0.01	0.14	0.19
4625	38	40	2.00				2	<0.01	0.14	0.30
4626	40	42	2.00				53	0.02	0.23	0.29
4627	42	44	2.00				6	0.01	0.11	0.21
4628	44	46	2.00				9	<0.01	0.04	0.24
4629	46	48	2.00				12	0.01	0.08	0.28
4630	48	50	2.00				3	<0.01	0.04	0.14
4631	50	52	2.00				6	<0.01	0.12	0.21
4632	52	54	2.00				8	0.01	0.19	0.18
4633	54	56	2.00				16	0.01	0.25	0.21
4634	56	58	2.00				2	<0.01	0.02	0.16
4635	58	60	2.00				75	0.03	0.28	0.37
4636	60	62	2.00				29	0.01	0.14	0.33
4637	62	64	2.00				4	<0.01	0.02	0.15
4638	64	66	2.00				4	<0.01	0.05	0.24
4639	66	68	2.00				4	<0.01	0.05	0.25
4640	68	70	2.00				1	<0.01	0.01	0.15
4642	70	72	2.00				3	<0.01	0.05	0.28
4643	72	74	2.00				3	<0.01	0.12	0.30
4644	74	76	2.00				8	<0.01	0.04	0.25
4645	76	78	2.00				9	<0.01	0.08	0.32
4646	78	80	2.00				18	0.01	0.21	0.39
4647	80	82	2.00				3	<0.01	0.10	0.32
4648	82	84	2.00				12	<0.01	0.12	0.45
4649	84	86	2.00				105	0.03	0.26	0.52
4650	86	88	2.00				8	<0.01	0.05	0.24
4651	88	90	2.00				13	0.01	0.07	0.23
4652	90	92	2.00				106	0.03	0.38	0.39
4653	92	94	2.00				19	<0.01	0.07	0.26
4654	94	96	2.00				10	<0.01	0.16	0.24
4655	96	98	2.00				7	<0.01	0.05	0.25
4656	98	100	2.00				10	<0.01	0.12	0.31
4657	100	102	2.00				15	<0.01	0.24	0.31
4658	102	104	2.00				10	<0.01	0.15	0.38
4659	104	106	2.00				3	<0.01	0.03	0.18
4660	106	108	2.00				91	0.01	0.16	0.23
4662	108	110	2.00				81	0.01	0.06	0.21
4663	110	112	2.00				7	<0.01	0.03	0.20
4664	112	114	2.00				21	0.01	0.21	0.30
4665	114	116	2.00				14	<0.01	0.11	0.29
4666	116	118	2.00				8	<0.01	0.04	0.20
4667	118	120	2.00				8	<0.01	0.04	0.20
4668	120	122	2.00				23	<0.01	0.07	0.25
4669	122	124	2.00				28	<0.01	0.10	0.24
4670	124	126	2.00				225	0.01	0.15	0.24
4671	126	128	2.00				134	0.01	0.23	0.26
4672	128	130	2.00				10	<0.01	0.05	0.15
4673	130	132	2.00				8	<0.01	0.08	0.18
4674	132	134	2.00				10	<0.01	0.03	0.15
4675	134	136	2.00				14	<0.01	0.04	0.15
4676	136	138	2.00				101	0.01	0.15	0.28
4677	138	140	2.00				25	<0.01	0.12	0.19
4678	140	142	2.00				76	<0.01	0.13	0.18
4679	142	144	2.00				26	<0.01	0.11	0.15
4680	144	145.30	1.30				16	<0.01	0.03	0.13

SANTA ANA PROJECT
DDH-SA-24 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
4682	2	4	2.00	**4682**	4682		14	0.01	0.13	0.14
4683	4	6	2.00	**4683**	4683		19	0.01	0.30	0.35
4684	6	8	2.00	**4684**	4684		43	0.02	0.72	0.70
4685	8	10	2.00	**4685**	4685		25	0.01	0.38	0.58
4686	10	12	2.00	**4686**	4686		36	0.02	0.40	0.44
4687	12	14	2.00	**4687**	4687		10	0.01	0.09	0.25
4688	14	16	2.00	**4688**	4688		4	0.01	0.03	0.21
4689	16	18	2.00	**4689**	4689		14	0.01	0.28	0.21
4690	18	20	2.00	**4690**	4690		28	0.02	0.70	0.54
4691	20	22	2.00	**4691**	4691		4	0.01	0.19	0.29
4692	22	24	2.00	**4692**	4692		15	0.03	0.28	0.23
4693	24	26	2.00	**4693**	4693		2	0.01	0.07	0.18
4694	26	28	2.00	**4694**	4694		4	0.01	0.07	0.15
4695	28	30	2.00	**4695**	4695		10	0.02	0.06	0.14
4696	30	32	2.00	**4696**	4696		3	0.01	0.03	0.11
4697	32	34	2.00	**4697**	4697		4	0.01	0.05	0.14
4698	34	36	2.00	**4698**	4698		5	0.01	0.04	0.14
4699	36	38	2.00	**4699**	4699		4	0.01	0.05	0.16
4700	38	40	2.00	**4700**	4700		2	0.01	0.07	0.16
4702	40	42	2.00	**4702**	4702		8	0.01	0.05	0.16
4703	42	44	2.00	**4703**	4703		3	0.01	0.02	0.14
4704	44	46	2.00	**4704**	4704		5	0.01	0.03	0.14
4705	46	48	2.00	**4705**	4705		4	<0.01	0.03	0.20
4706	48	50	2.00	**4706**	4706		3	<0.01	0.02	0.16
4707	50	52	2.00	**4707**	4707		8	<0.01	0.04	0.18
4708	52	54	2.00	**4708**	4708		7	<0.01	0.04	0.19
4709	54	56	2.00	**4709**	4709		70	0.05	0.40	0.42
4710	56	58	2.00	**4710**	4710		14	0.01	0.10	0.28
4711	58	60	2.00	**4711**	4711		7	<0.01	0.05	0.24
4712	60	62	2.00	**4712**	4712		1	<0.01	0.13	0.16
4713	62	64	2.00	**4713**	4713		3	<0.01	0.11	0.19
4714	64	66	2.00	**4714**	4714		3	<0.01	0.11	0.28
4715	66	68	2.00	**4715**	4715		2	<0.01	0.14	0.28
4716	68	70	2.00	**4716**	4716		4	<0.01	0.18	0.24
4717	70	72	2.00	**4717**	4717		2	<0.01	0.10	0.19
4718	72	74	2.00	**4718**	4718		1	<0.01	0.08	0.18
4719	74	76	2.00	**4719**	4719		1	<0.01	0.10	0.16
4720	76	78	2.00	**4720**	4720		2	<0.01	0.06	0.15
4722	78	80	2.00	**4722**	4722		2	<0.01	0.12	0.14
4723	80	82	2.00	**4723**	4723		<1	<0.01	0.08	0.13
4724	82	84	2.00	**4724**	4724		4	<0.01	0.24	0.18
4725	84	86	2.00	**4725**	4725		<1	<0.01	0.09	0.10
4726	86	88	2.00	**4726**	4726		<1	<0.01	0.10	0.08
4727	88	90	2.00	**4727**	4727		2	<0.01	0.19	0.19
4728	90	92	2.00	**4728**	4728		89	0.03	0.36	0.23
4729	92	94	2.00	**4729**	4729		1	<0.01	0.08	0.14
4730	94	96	2.00	**4730**	4730		12	<0.01	0.17	0.16
4731	96	98	2.00	**4731**	4731		2	<0.01	0.14	0.15
4732	98	100	2.00	**4732**	4732		15	0.01	0.56	0.48
4733	100	102	2.00	**4733**	4733		3	<0.01	0.17	0.26
4734	102	104	2.00	**4734**	4734		5	<0.01	0.10	0.24
4735	104	105.35	2.00	**4735**	4735		6	0.01	0.09	0.22

SANTA ANA PROJECT
DDH-SA-24A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Cu %	Pb %	Zn %
4736	4	6	2.00	**4736**	4736		31	0.02	0.18	0.28
4737	6	8	2.00	**4737**	4737		14	0.01	0.22	0.59
4738	8	10	2.00	**4738**	4738		7	<0.01	0.07	0.36
4739	10	12	2.00	**4739**	4739		5	<0.01	0.04	0.26
4740	12	14	2.00	**4740**	4740		7	<0.01	0.05	0.24
4742	14	16	2.00	**4742**	4742		18	0.01	0.06	0.27
4743	16	18	2.00	**4743**	4743		13	0.01	0.13	0.37
4744	18	20	2.00	**4744**	4744		9	<0.01	0.15	0.25
4745	20	22	2.00	**4745**	4745		26	0.01	0.23	0.25
4746	22	24	2.00	**4746**	4746		10	<0.01	0.16	0.17
4747	24	26	2.00	**4747**	4747		13	0.01	0.22	0.22
4748	26	28	2.00	**4748**	4748		9	<0.01	0.19	0.25
4749	28	30	2.00	**4749**	4749		67	0.06	0.59	0.28
4750	30	32	2.00	**4750**	4750		28	0.02	0.44	0.23
4751	32	34	2.00	**4751**	4751		16	0.01	0.34	0.19
4752	34	36	2.00	**4752**	4752		44	0.03	0.57	0.37
4753	36	38	2.00	**4753**	4753		20	0.02	0.40	0.43
4754	38	40	2.00	**4754**	4754		10	0.02	0.35	0.27
4755	40	42	2.00	**4755**	4755		24	0.12	0.46	0.34
4756	42	44	2.00	**4756**	4756		125	0.16	0.51	0.34
4757	44	46	2.00	**4757**	4757		8	0.07	0.88	0.21
4758	46	48	2.00	**4758**	4758		25	0.03	0.58	0.54
4759	48	50	2.00	**4759**	4759		11	0.01	0.14	0.26
4760	50	52	2.00	**4760**	4760		5	<0.01	0.07	0.18
4762	52	54	2.00	**4762**	4762		30	0.01	0.27	0.33
4763	54	56	2.00	**4763**	4763		5	<0.01	0.08	0.21
4764	56	58	2.00	**4764**	4764		3	<0.01	0.08	0.15
4765	58	60	2.00	**4765**	4765		4	<0.01	0.12	0.24
4766	60	62	2.00	**4766**	4766		4	<0.01	0.16	0.31
4767	62	64	2.00	**4767**	4767		1	<0.01	0.10	0.31
4768	64	66	2.00	**4768**	4768		2	<0.01	0.07	0.33
4769	66	68	2.00	**4769**	4769		2	<0.01	0.07	0.35
4770	68	70	2.00	**4770**	4770		2	<0.01	0.08	0.33
4771	70	72	2.00	**4771**	4771		16	0.01	0.58	1.23
4772	72	74	2.00	**4772**	4772		3	<0.01	0.18	0.39
4773	74	76	2.00	**4773**	4773		3	<0.01	0.08	0.38
4774	76	78	2.00	**4774**	4774		<1	<0.01	0.05	0.26
4775	78	80	2.00	**4775**	4775		2	<0.01	0.14	0.72
4776	80	82	2.00	**4776**	4776		6	<0.01	0.20	0.72
4777	82	84	2.00	**4777**	4777		2	<0.01	0.07	0.41
4778	84	86	2.00	**4778**	4778		6	<0.01	0.07	0.40
4779	86	88	2.00	**4779**	4779		6	<0.01	0.13	0.43
4780	88	90	2.00	**4780**	4780		2	<0.01	0.05	0.32
4782	90	92	2.00	**4782**	4782		5	0.01	0.10	0.36
4783	92	94	2.00	**4783**	4783		3	0.01	0.19	0.65
4784	94	96	2.00	**4784**	4784		39	0.05	0.52	1.72
4785	96	98	2.00	**4785**	4785		3	0.01	0.08	0.29
4786	98	100	2.00	**4786**	4786		1	0.01	0.07	0.26
4787	100	102	2.00	**4787**	4787		2	0.01	0.06	0.27
4788	102	104	2.00	**4788**	4788		5	0.05	0.16	0.74
4789	104	106	2.00	**4789**	4789		2	<0.01	0.06	0.26
4790	106	108	2.00	**4790**	4790		4	0.02	0.13	0.38
4791	108	110	2.00	**4791**	4791		5	0.01	0.13	0.54
4792	110	112	2.00	**4792**	4792		3	0.02	0.12	0.53
4793	112	114	2.00	**4793**	4793		5	0.07	0.14	0.33
4794	114	116	2.00	**4794**	4794		5	0.06	0.15	0.42
4795	116	118	2.00	**4795**	4795		3	0.05	0.10	0.30
4796	118	120	2.00	**4796**	4796		1	0.02	0.05	0.21
4797	120	122	2.00	**4797**	4797		1	0.01	0.07	0.20
4798	122	124	2.00	**4798**	4798		2	<0.01	0.03	0.12
4799	124	126	2.00	**4799**	4799		1	<0.01	0.05	0.14
4800	126	128	2.00	**4800**	4800		2	<0.01	0.04	0.15
2002	128	130	2.00	**2002**	2002		1	0.01	0.03	0.13
2003	130	132	2.00	**2003**	2003		72	0.02	0.33	0.52
2004	132	134	2.00	**2004**	2004		4	0.02	0.14	0.34
2005	134	136	2.00	**2005**	2005		4	0.01	0.14	0.29
2006	136	138	2.00	**2006**	2006		<1	0.01	0.07	0.19
2007	138	140	2.00	**2007**	2007		2	0.01	0.11	0.28
2008	140	142	2.00	**2008**	2008		4	0.01	0.20	0.36
2009	142	144	2.00	**2009**	2009		3	0.01	0.11	0.20
2010	144	146	2.00	**2010**	2010		1	0.01	0.10	0.21
2011	146	148	2.00	**2011**	2011		2	<0.01	0.10	0.20
2012	148	150	2.00	**2012**	2012		1	0.01	0.09	0.17
2013	150	151.80	1.80	**2013**	2013		18	0.05	0.19	0.37

SANTA ANA PROJECT
DDH-SA-25 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Cu %	Pb %	Zn %
2014	0	2	2.00	**2014**	2014		1	0.01	0.01	0.08
2015	2	4	2.00	**2015**	2015		1	<0.01	0.01	0.05
2016	4	6	2.00	**2016**	2016		2	0.01	0.01	0.12
2017	6	8	2.00	**2017**	2017		<1	<0.01	0.01	0.06
2018	8	10	2.00	**2018**	2018		2	<0.01	0.02	0.09
2019	10	12	2.00	**2019**	2019		2	0.01	0.01	0.06
2020	12	14	2.00	**2020**	2020		3	0.01	0.02	0.11
2022	14	16	2.00	**2022**	2022		4	<0.01	0.04	0.15
2023	16	18	2.00	**2023**	2023		6	<0.01	0.06	0.18
2024	18	20	2.00	**2024**	2024		9	<0.01	0.11	0.34
2025	20	22	2.00	**2025**	2025		67	0.02	0.38	0.31
2026	22	24	2.00	**2026**	2026		85	0.04	0.78	0.27
2027	24	26	2.00	**2027**	2027		27	0.03	0.48	0.47
2028	26	28	2.00	**2028**	2028		119	0.04	0.96	0.51
2029	28	30	2.00	**2029**	2029		112	0.04	0.77	0.59
2030	30	32	2.00	**2030**	2030		61	0.03	0.95	0.61
2031	32	34	2.00	**2031**	2031		3	0.01	0.19	0.24
2032	34	36	2.00	**2032**	2032		2	0.01	0.12	0.39
2033	36	38	2.00	**2033**	2033		1	<0.01	0.04	0.47
2034	38	40	2.00	**2034**	2034		1	<0.01	0.04	0.17
2035	40	42	2.00	**2035**	2035		2	<0.01	0.06	0.18
2036	42	44	2.00	**2036**	2036		3	0.04	0.15	0.22
2037	44	46	2.00	**2037**	2037		5	0.01	0.29	0.24
2038	46	48	2.00	**2038**	2038		1	<0.01	0.06	0.19
2039	48	50	2.00	**2039**	2039		8	0.01	0.24	0.21
2040	50	52	2.00	**2040**	2040		2	<0.01	0.07	0.16
2042	52	54	2.00	**2042**	2042		10	0.01	0.21	0.21
2043	54	56	2.00	**2043**	2043		10	0.01	0.50	0.43
2044	56	58	2.00	**2044**	2044		2	<0.01	0.08	0.24
2045	58	60	2.00	**2045**	2045		4	0.01	0.11	0.27
2046	60	62	2.00	**2046**	2046		2	0.01	0.07	0.18
2047	62	64	2.00	**2047**	2047		4	0.01	0.06	0.19
2048	64	66	2.00	**2048**	2048		3	<0.01	0.07	0.15
2049	66	68	2.00	**2049**	2049		2	<0.01	0.09	0.16
2050	68	70	2.00	**2050**	2050		1	<0.01	0.06	0.11
2051	70	72	2.00	**2051**	2051		3	0.01	0.08	0.15
2052	72	74	2.00	**2052**	2052		2	0.01	0.12	0.18
2053	74	76	2.00	**2053**	2053		3	0.01	0.10	0.17
2054	76	78	2.00	**2054**	2054		1	<0.01	0.05	0.18
2055	78	80	2.00	**2055**	2055		1	0.01	0.09	0.24
2056	80	82	2.00	**2056**	2056		1	0.01	0.08	0.15
2057	82	84	2.00	**2057**	2057		<1	<0.01	0.08	0.20
2058	84	86	2.00	**2058**	2058		1	<0.01	0.04	0.17
2059	86	88	2.00	**2059**	2059		1	<0.01	0.07	0.19
2060	88	90	2.00	**2060**	2060		2	<0.01	0.13	0.19
2062	90	92	2.00	**2062**	2062		2	0.01	0.14	0.24
2063	92	94	2.00	**2063**	2063		5	0.02	0.18	0.31
2064	94	96	2.00	**2064**	2064		4	0.01	0.13	0.24
2065	96	98	2.00	**2065**	2065		1	0.01	0.19	0.22
2066	98	100	2.00	**2066**	2066		2	0.01	0.17	0.14
2067	100	102	2.00	**2067**	2067		2	<0.01	0.13	0.15
2068	102	104	2.00	**2068**	2068		2	<0.01	0.04	0.13
2069	104	106	2.00	**2069**	2069		9	0.01	0.08	0.23
2070	106	108	2.00	**2070**	2070		1	<0.01	0.07	0.20
2071	108	110	2.00	**2071**	2071		5	0.01	0.08	0.20
2072	110	112	2.00	**2072**	2072		7	0.01	0.12	0.21
2073	112	114	2.00	**2073**	2073		11	0.01	0.19	0.42
2074	114	116	2.00	**2074**	2074		4	0.01	0.19	0.43
2075	116	118	2.00	**2075**	2075		130	0.04	1.25	0.48
2076	118	120	2.00	**2076**	2076		21	0.04	0.45	0.36
2077	120	122	2.00	**2077**	2077		20	0.02	0.52	0.33
2078	122	124	2.00	**2078**	2078		6	0.01	0.31	0.31
2079	124	126	2.00	**2079**	2079		5	0.01	0.10	0.14
2080	126	128	2.00	**2080**	2080		9	0.02	0.29	0.47
2082	128	130	2.00	**2082**	2082		8	0.01	0.27	0.28
2083	130	132	2.00	**2083**	2083		12	0.01	0.71	0.63
2084	132	134	2.00	**2084**	2084		3	0.01	0.13	0.15
2085	134	136	2.00	**2085**	2085		6	0.01	0.60	0.34
2086	136	138	2.00	**2086**	2086		4	0.01	0.26	0.29
2087	138	140	2.00	**2087**	2087		5	0.01	0.13	0.25
2088	140	142	2.00	**2088**	2088		8	0.01	0.27	0.49
2089	142	144	2.00	**2089**	2089		72	0.01	1.04	1.46
2090	144	146	2.00	**2090**	2090		167	0.05	0.57	0.90
2091	146	147.25	1.25	**2091**	2091		11	0.02	0.10	0.23

SANTA ANA PROJECT
DDH-SA-25A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
2092	0.95	2	1.05	2092	2092		<1	<0.01	0.01	0.07
2093	2	4	2.00	2093	2093		4	<0.01	0.03	0.09
2094	4	6	2.00	2094	2094		13	<0.01	0.12	0.09
2095	6	8	2.00	2095	2095		15	0.01	0.11	0.11
2096	8	10	2.00	2096	2096		5	<0.01	0.03	0.13
2097	10	12	2.00	2097	2097		49	0.02	0.34	0.27
2098	12	14	2.00	2098	2098		12	0.01	0.30	0.44
2099	14	16	2.00	2099	2099		45	0.06	0.53	0.58
2100	16	18	2.00	2100	2100		11	0.01	0.08	0.23
2102	18	20	2.00	2102	2102		11	0.08	0.15	0.37
2103	20	22	2.00	2103	2103		19	0.01	0.11	0.46
2104	22	24	2.00	2104	2104		23	0.03	0.21	0.45
2105	24	26	2.00	2105	2105		63	0.06	0.39	0.40
2106	26	28	2.00	2106	2106		19	0.03	0.16	0.29
2107	28	30	2.00	2107	2107		5	0.01	0.05	0.17
2108	30	32	2.00	2108	2108		17	0.01	0.12	0.17
2109	32	34	2.00	2109	2109		24	0.02	0.23	0.39
2110	34	36	2.00	2110	2110		2	0.01	0.05	0.19
2111	36	38	2.00	2111	2111		1	0.01	0.06	0.14
2112	38	40	2.00	2112	2112		11	0.01	0.20	0.23
2113	40	42	2.00	2113	2113		20	0.02	0.19	0.29
2114	42	44	2.00	2114	2114		23	0.01	0.42	0.32
2115	44	46	2.00	2115	2115		36	0.02	0.15	0.24
2116	46	48	2.00	2116	2116		3	0.01	0.04	0.16
2117	48	50	2.00	2117	2117		51	0.01	0.09	0.14
2118	50	52	2.00	2118	2118		38	0.01	0.14	0.17
2119	52	54	2.00	2119	2119		5	0.01	0.05	0.14
2120	54	56	2.00	2120	2120		7	0.01	0.10	0.15
2122	56	58	2.00	2122	2122		4	0.02	0.05	0.11
2123	58	60	2.00	2123	2123		4	0.01	0.08	0.15
2124	60	62	2.00	2124	2124		73	0.02	0.19	0.20
2125	62	64	2.00	2125	2125		18	0.02	0.10	0.17
2126	64	66	2.00	2126	2126		9	0.02	0.12	0.12
2127	66	68	2.00	2127	2127		35	0.04	0.20	0.16
2128	68	70	2.00	2128	2128		3	0.02	0.05	0.15
2129	70	72	2.00	2129	2129		13	0.02	0.17	0.18
2130	72	74	2.00	2130	2130		4	0.01	0.32	0.15
2131	74	76	2.00	2131	2131		4	0.01	0.10	0.12
2132	76	78	2.00	2132	2132		5	0.01	0.10	0.13
2133	78	80	2.00	2133	2133		16	0.01	0.23	0.22
2134	80	82	2.00	2134	2134		110	0.05	2.10	0.28
2135	82	84	2.00	2135	2135		44	0.02	0.24	0.23
2136	84	86	2.00	2136	2136		10	0.01	0.17	0.18
2137	86	88	2.00	2137	2137		8	0.01	0.15	0.17
2138	88	90	2.00	2138	2138		5	0.01	0.24	0.18
2139	90	92	2.00	2139	2139		17	0.03	0.43	0.36
2140	92	94	2.00	2140	2140		13	0.02	0.27	0.21
2142	94	96	2.00	2142	2142		43	0.01	0.17	0.30
2143	96	98	2.00	2143	2143		5	0.01	0.13	0.31
2144	98	100	2.00	2144	2144		217	0.02	0.39	0.38
2145	100	102	2.00	2145	2145		29	<0.01	0.06	0.14
2146	102	104	2.00	2146	2146		17	<0.01	0.03	0.16
2147	104	106	2.00	2147	2147		31	<0.01	0.04	0.17
2148	106	108	2.00	2148	2148		6	<0.01	0.03	0.22
2149	108	110	2.00	2149	2149		8	0.01	0.03	0.19
2150	110	112	2.00	2150	2150		21	0.01	0.14	0.42
2151	112	114	2.00	2151	2151		18	<0.01	0.05	0.19
2152	114	116	2.00	2152	2152		11	<0.01	0.06	0.29
2153	116	118	2.00	2153	2153		6	<0.01	0.06	0.21
2154	118	120	2.00	2154	2154		27	0.01	0.18	0.26
2155	120	122	2.00	2155	2155		54	0.02	0.58	0.84
2156	122	124	2.00	2156	2156		4	0.01	0.10	0.37
2157	124	126	2.00	2157	2157		14	0.02	0.07	0.37
2158	126	128	2.00	2158	2158		7	0.01	0.09	0.33
2159	128	130	2.00	2159	2159		1	<0.01	0.03	0.18
2160	130	132	2.00	2160	2160		4	<0.01	0.03	0.24
2162	132	134	2.00	2162	2162		0.5	<0.01	0.02	0.19
2163	134	136	2.00	2163	2163		1	<0.01	0.03	0.17
2164	136	138	2.00	2164	2164		9	0.01	0.06	0.38
2165	138	140	2.00	2165	2165		27	0.05	0.53	0.92
2166	140	142	2.00	2166	2166		19	0.05	0.52	0.52
2167	142	144	2.00	2167	2167		35	0.03	0.36	0.54
2168	144	146	2.00	2168	2168		31	0.05	0.84	0.95
2169	146	148	2.00	2169	2169		19	0.01	0.37	0.60
2170	148	150	2.00	2170	2170		33	0.05	0.64	1.07
2171	150	152	2.00	2171	2171		52	0.02	0.78	1.10
2172	152	154	2.00	2172	2172		52	0.07	0.29	0.96
2173	154	156	2.00	2173	2173		133	0.14	0.49	0.99
2174	156	158	2.00	2174	2174		36	0.04	0.46	0.77
2175	158	160	2.00	2175	2175		58	0.17	0.69	1.26
2176	160	162	2.00	2176	2176		33	0.18	1.25	1.65
2177	162	164	2.00	2177	2177		78	0.10	0.83	1.12
2178	164	166	2.00	2178	2178		23	0.05	0.36	0.83
2179	166	168	2.00	2179	2179		80	0.19	0.50	1.13
2180	168	170	2.00	2180	2180		78	0.07	1.21	1.09
2182	170	172	2.00	2182	2182		17	0.01	0.65	1.63
2183	172	174	2.00	2183	2183		2	<0.01	0.10	0.24
2184	174	176	2.00	2184	2184		122	0.08	1.42	2.71
2185	176	178	2.00	2185	2185		5	0.01	0.08	0.21
2186	178	180	2.00	2186	2186		5	<0.01	0.02	0.11
2187	180	182	2.00	2187	2187		17	0.02	0.05	0.12
2188	182	184	2.00	2188	2188		9	0.02	0.06	0.13
2189	184	186	2.00	2189	2189		4	0.01	0.04	0.17
2190	186	188	2.00	2190	2190		4	0.01	0.03	0.14
2191	188	190	2.00	2191	2191		5	0.01	0.02	0.11
2192	190	192	2.00	2192	2192		14	0.11	0.31	0.44
2193	192	194	2.00	2193	2193		36	0.05	1.12	0.83
2194	194	196	2.00	2194	2194		10	0.04	0.25	0.55
2195	196	198	2.00	2195	2195		11	0.04	0.15	0.33
2196	198	200	2.00	2196	2196		25	0.03	0.29	0.42
2197	200	202	2.00	2197	2197		6	0.01	0.2	0.22
2198	202	204	2.00	2198	2198		9	0.02	0.28	0.48
2199	204	206	2.00	2199	2199		6	0.01	0.12	0.27
2200	206	208	2.00	2200	2200		3	0.01	0.04	0.13
2202	208	210	2.00	2202	2202		5	0.03	0.06	0.21
2203	210	211.00	1.00	2203	203		7	0.01	0.04	0.13

SANTA ANA PROJECT
DDH-SA-26 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au_ppm	Ag-AA62 Ag_ppm	ME-ICP41 Cu_%	ME-ICP41 Pb_%	ME-ICP41 Zn_%
2204	0	2	2.00	2204	2204		32	0.03	0.33	0.31
2205	2	4	2.00	2205	2205		133	0.05	0.53	0.63
2206	4	6	2.00	2206	2206		38	0.03	0.16	0.31
2207	6	8	2.00	2207	2207		8	0.06	0.08	0.19
2208	8	10	2.00	2208	2208		5	0.02	0.02	0.14
2209	10	12	2.00	2209	2209		4	0.01	0.03	0.19
2210	12	14	2.00	2210	2210		4	<0.01	0.02	0.15
2211	14	16	2.00	2211	2211		3	0.01	0.02	0.16
2212	16	18	2.00	2212	2212		2	0.01	0.02	0.1
2213	18	20	2.00	2213	2213		5	0.01	0.02	0.09
2214	20	22	2.00	2214	2214		6	0.01	0.02	0.1
2215	22	24	2.00	2215	2215		2	0.01	0.01	0.05
2216	24	26	2.00	2216	2216		2	0.01	<0.01	0.04
2217	26	28	2.00	2217	2217		17	0.05	0.1	0.18
2218	28	30	2.00	2218	2218		23	0.11	0.22	0.14
2219	30	32	2.00	2219	2219		6	0.02	0.04	0.17
2220	32	34	2.00	2220	2220		22	0.02	0.06	0.14
2222	34	36	2.00	2222	2222		10	0.02	0.07	0.13
2223	36	38	2.00	2223	2223		20	0.03	0.21	0.25
2224	38	40	2.00	2224	2224		34	0.03	0.21	0.24
2225	40	42	2.00	2225	2225		22	0.02	0.25	0.25
2226	42	44	2.00	2226	2226		33	0.07	0.48	0.42
2227	44	46	2.00	2227	2227		36	0.06	0.3	0.28
2228	46	48	2.00	2228	2228		14	0.03	0.16	0.27
2229	48	50	2.00	2229	2229		24	0.03	0.24	0.24
2230	50	52	2.00	2230	2230		59	0.04	0.48	0.31
2231	52	54	2.00	2231	2231		38	0.03	0.22	0.45
2232	54	56	2.00	2232	2232		28	0.07	0.28	0.42
2233	56	58	2.00	2233	2233		59	0.04	0.19	0.22
2234	58	60	2.00	2234	2234		10	0.01	0.04	0.16
2235	60	62	2.00	2235	2235		13	0.01	0.07	0.18
2236	62	64	2.00	2236	2236		7	0.01	0.03	0.12
2237	64	66	2.00	2237	2237		11	0.01	0.04	0.13
2238	66	68	2.00	2238	2238		3	<0.01	0.03	0.12
2239	68	70	2.00	2239	2239		4	<0.01	0.03	0.09
2240	70	72	2.00	2240	2240		8	<0.01	0.03	0.13
2242	72	74	2.00	2242	2242		4	<0.01	0.03	0.12
2243	74	76	2.00	2243	2243		3	<0.01	0.01	0.08
2244	76	78	2.00	2244	2244		6	<0.01	0.02	0.08
2245	78	80	2.00	2245	2245		13	<0.01	0.04	0.09
2246	80	82	2.00	2246	2246		11	0.01	0.02	0.08
2247	82	84	2.00	2247	2247		1	<0.01	0.01	0.06
2248	84	86	2.00	2248	2248		18	<0.01	0.02	0.09
2249	86	88	2.00	2249	2249		1	<0.01	<0.01	0.07
2250	88	90	2.00	2250	2250		3	<0.01	0.01	0.08
2251	90	92	2.00	2251	2251		5	<0.01	0.04	0.11
2252	92	94	2.00	2252	2252		8	<0.01	0.03	0.1
2253	94	96	2.00	2253	2253		6	<0.01	0.13	0.13
2254	96	98	2.00	2254	2254		2	<0.01	0.05	0.11
2255	98	100	2.00	2255	2255		5	<0.01	0.23	0.12
2256	100	102	2.00	2256	2256		13	0.01	0.05	0.15
2257	102	104	2.00	2257	2257		16	0.01	0.09	0.24
2258	104	106	2.00	2258	2258		57	0.05	0.16	0.27
2259	106	108	2.00	2259	2259		73	0.1	0.11	0.39
2260	108	110	2.00	2260	2260		278	0.12	3.04	0.44
2262	110	112	2.00	2262	2262		29	0.02	0.86	0.95
2263	112	114	2.00	2263	2263		33	0.02	0.61	0.66
2264	114	116	2.00	2264	2264		62	0.04	0.95	0.52
2265	116	118	2.00	2265	2265		41	0.01	0.43	0.33
2266	118	120	2.00	2266	2266		7	0.01	0.07	0.22
2267	120	122	2.00	2267	2267		11	0.01	0.06	0.23
2268	122	124	2.00	2268	2268		13	0.02	0.07	0.3
2269	124	126	2.00	2269	2269		5	0.01	0.06	0.29
2270	126	128	2.00	2270	2270		25	0.04	0.08	0.27
2271	128	130	2.00	2271	2271		7	0.01	0.05	0.23
2272	130	132	2.00	2272	2272		34	0.04	0.09	0.32
2273	132	134	2.00	2273	2273		15	0.05	0.08	0.27
2274	134	136	2.00	2274	2274		10	0.01	0.08	0.2
2275	136	138	2.00	2275	2275		30	0.01	0.15	0.26
2276	138	140	2.00	2276	2276		39	0.04	0.27	0.45
2277	140	142	2.00	2277	2277		17	0.01	0.16	0.26
2278	142	144	2.00	2278	2278		11	0.01	0.03	0.12
2279	144	146	2.00	2279	2279		5	0.01	0.02	0.08
2280	146	148	2.00	2280	2280		<1	<0.01	0.01	0.06
2282	148	150	2.00	2282	2282		1	<0.01	0.04	0.12
2283	150	152	2.00	2283	2283		1	<0.01	0.02	0.09
2284	152	154	2.00	2284	2284		4	0.02	0.02	0.1
2285	154	156	2.00	2285	2285		3	0.01	0.05	0.17
2286	156	158	2.00	2286	2286		3	0.01	0.06	0.1
2287	158	160	2.00	2287	2287		3	0.01	0.03	0.11
2288	160	162	2.00	2288	2288		11	0.01	0.04	0.13
2289	162	164	2.00	2289	2289		10	<0.01	0.06	0.12
2290	164	166	2.00	2290	2290		9	0.01	0.04	0.11
2291	166	168	2.00	2291	2291		5	<0.01	0.04	0.09
2292	168	170	2.00	2292	2292		25	<0.01	0.03	0.09
2293	170	172	2.00	2293	2293		4	0.01	0.03	0.12
2294	172	174	2.00	2294	2294		7	0.01	0.06	0.15
2295	174	176	2.00	2295	2295		4	<0.01	0.03	0.11
2296	176	178	2.00	2296	2296		12	0.01	0.05	0.11
2297	178	180	2.00	2297	2297		12	<0.01	0.02	0.07
2298	180	182	2.00	2298	2298		2	0.01	0.01	0.05
2299	182	184	2.00	2299	2299		2	0.01	0.04	0.11
2300	184	186	2.00	2300	2300		9	0.02	0.07	0.16
2302	186	188	2.00	2302	2302		<1	<0.01	0.02	0.06
2303	188	190	2.00	2303	2303		1	<0.01	0.02	0.05
2304	190	192	2.00	2304	2304		1	<0.01	0.02	0.06
2305	192	194	2.00	2305	2305		<1	<0.01	0.01	0.06
2306	194	196	2.00	2306	2306		2	<0.01	0.05	0.11
2307	196	198	2.00	2307	2307		34	0.01	0.7	0.12
2308	198	200	2.00	2308	2308		3	<0.01	0.02	0.05
2309	200	201.2	1.20	2309	2309		<1	<0.01	0.01	0.05

SANTA ANA PROJECT
DDH-SA-26A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au ppm	Ag-AA62 Ag ppm	ME-ICP41 Cu %	ME-ICP41 Pb %	ME-ICP41 Zn %
2310	0	2	2.00	2310	2310		2	<0.01	0.02	0.19
2311	2	4	2.00	2311	2311		2	<0.01	0.01	0.20
2312	4	6	2.00	2312	2312		3	<0.01	<0.01	0.13
2313	6	8	2.00	2313	2313		2	<0.01	0.01	0.15
2314	8	10	2.00	2314	2314		<1	<0.01	0.01	0.10
2315	10	12	2.00	2315	2315		2	<0.01	0.03	0.19
2316	12	14	2.00	2316	2316		3	<0.01	0.03	0.14
2317	14	16	2.00	2317	2317		9	0.01	0.05	0.22
2318	16	18	2.00	2318	2318		3	0.01	0.02	0.12
2319	18	20	2.00	2319	2319		2	0.01	0.01	0.12
2320	20	22	2.00	2320	2320		4	0.01	0.03	0.21
2322	22	24	2.00	2322	2322		1	0.01	0.02	0.11
2323	24	26	2.00	2323	2323		1	0.01	0.02	0.13
2324	26	28	2.00	2324	2324		16	0.02	0.05	0.20
2325	28	30	2.00	2325	2325		64	0.03	0.12	0.31
2326	30	32	2.00	2326	2326		4	<0.01	0.04	0.17
2327	32	34	2.00	2327	2327		3	<0.01	0.05	0.26
2328	34	36	2.00	2328	2328		4	0.01	0.03	0.20
2329	36	38	2.00	2329	2329		2	<0.01	0.03	0.25
2330	38	40	2.00	2330	2330		2	<0.01	0.05	0.24
2331	40	42	2.00	2331	2331		1	<0.01	0.05	0.22
2332	42	44	2.00	2332	2332		3	0.01	0.04	0.22
2333	44	46	2.00	2333	2333		2	<0.01	0.03	0.21
2334	46	48	2.00	2334	2334		6	<0.01	0.07	0.21
2335	48	50	2.00	2335	2335		4	<0.01	0.05	0.24
2336	50	52	2.00	2336	2336		7	0.01	0.11	0.32
2337	52	54	2.00	2337	2337		10	0.01	0.11	0.37
2338	54	56	2.00	2338	2338		13	0.02	0.08	0.22
2339	56	58	2.00	2339	2339		44	0.04	0.40	0.21
2340	58	60	2.00	2340	2340		79	0.03	0.52	0.47
2342	60	62	2.00	2342	2342		12	0.02	0.13	0.25
2343	62	64	2.00	2343	2343		11	0.02	0.09	0.23
2344	64	66	2.00	2344	2344		40	0.02	0.35	0.37
2345	66	68	2.00	2345	2345		245	0.04	1.00	2.10
2346	68	70	2.00	2346	2346		165	0.02	1.32	1.72
2347	70	72	2.00	2347	2347		34	0.02	1.06	1.88
2348	72	74	2.00	2348	2348		20	0.01	0.74	0.53
2349	74	76	2.00	2349	2349		47	0.03	1.08	0.75
2350	76	78	2.00	2350	2350		36	0.02	0.71	0.81
2351	78	80	2.00	2351	2351		8	0.01	0.15	0.41
2352	80	82	2.00	2352	2352		13	0.01	0.15	0.49
2353	82	84	2.00	2353	2353		42	0.01	0.48	0.49
2354	84	86	2.00	2354	2354		36	0.03	0.45	0.44
2355	86	88	2.00	2355	2355		18	0.02	0.34	0.29
2356	88	90	2.00	2356	2356		21	0.02	0.39	0.61
2357	90	92	2.00	2357	2357		20	0.02	1.42	1.59
2358	92	94	2.00	2358	2358		44	0.07	1.46	2.55
2359	94	96	2.00	2359	2359		29	0.02	0.73	1.13
2360	96	98	2.00	2360	2360		22	0.02	1.08	1.15
2362	98	100	2.00	2362	2362		11	0.02	1.23	1.10
2363	100	102	2.00	2363	2363		28	0.04	2.94	3.04
2364	102	104	2.00	2364	2364		31	0.01	0.49	1.11
2365	104	106	2.00	2365	2365		1	<0.01	0.22	0.73
2366	106	108	2.00	2366	2366		5	<0.01	0.22	0.81
2367	108	110	2.00	2367	2367		142	0.02	0.95	1.02
2368	110	112	2.00	2368	2368		8	<0.01	0.96	0.63
2369	112	114	2.00	2369	2369		221	0.03	1.52	1.45
2370	114	116	2.00	2370	2370		172	0.03	2.01	1.51
2371	116	118	2.00	2371	2371		74	0.02	0.82	1.53
2372	118	120	2.00	2372	2372		238	0.09	1.76	2.04
2373	120	122	2.00	2373	2373		140	0.04	1.31	1.95
2374	122	124	2.00	2374	2374		124	0.02	1.16	0.97
2375	124	126	2.00	2375	2375		29	<0.01	1.56	0.60
2376	126	128	2.00	2376	2376		76	<0.01	0.29	0.39
2377	128	130	2.00	2377	2377		25	<0.01	0.19	0.28
2378	130	132	2.00	2378	2378		25	<0.01	0.30	0.29
2379	132	134	2.00	2379	2379		10	<0.01	0.13	0.20
2380	134	136	2.00	2380	2380		31	0.01	0.55	0.32
2382	136	138	2.00	2382	2382		46	<0.01	0.15	0.25
2383	138	140	2.00	2383	2383		8	0.01	0.16	0.31
2384	140	142	2.00	2384	2384		8	<0.01	0.38	0.59
2385	142	144	2.00	2385	2385		5	<0.01	0.22	0.27
2386	144	146	2.00	2386	2386		2	<0.01	0.04	0.10
2387	146	148	2.00	2387	2387		1	<0.01	0.04	0.10
2388	148	150	2.00	2388	2388		1	<0.01	0.17	0.29
2389	150	152	2.00	2389	2389		10	<0.01	0.44	0.45
2390	152	154	2.00	2390	2390		23	0.04	0.43	0.38
2391	154	156	2.00	2391	2391		10	<0.01	0.51	0.63
2392	156	158	2.00	2392	2392		56	0.09	0.68	1.24
2393	158	160	2.00	2393	2393		115	0.06	0.28	0.70
2394	160	162	2.00	2394	2394		3	0.01	0.02	0.17
2395	162	164	2.00	2395	2395		8	0.05	0.07	0.27
2396	164	166	2.00	2396	2396		38	0.04	0.34	0.73
2397	166	168	2.00	2397	2397		56	0.04	0.79	0.89
2398	168	170	2.00	2398	2398		34	0.07	0.36	0.76
2399	170	172	2.00	2399	2399		17	0.02	0.17	0.40
2400	172	174	2.00	2400	2400		46	0.04	0.27	0.65
2402	174	176	2.00	2402	2402		62	0.01	0.30	0.52
2403	176	178	2.00	2403	2403		100	0.02	0.95	1.67
2404	178	180	2.00	2404	2404		23	0.02	0.21	0.49
2405	180	182	2.00	2405	2405		29	0.03	0.44	0.71
2406	182	184	2.00	2406	2406		16	0.01	0.17	0.38
2407	184	185.1	1.10	2407	2407		2	<0.01	0.03	0.12

SANTA ANA PROJECT
DDH-SA-27 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41
						Au_ppm	Ag_ppm	Cu_%	Pb_%	Zn_%
1254	0	2	2.00	1254	1254		13	0.01	0.09	0.20
1255	2	4	2.00	1255	1255		23	0.01	0.15	0.23
1256	4	6	2.00	1256	1256		18	0.01	0.13	0.19
1257	6	8	2.00	1257	1257		7	0.01	0.10	0.27
1258	8	10	2.00	1258	1258		8	0.01	0.12	0.29
1259	10	12	2.00	1259	1259		4	0.01	0.07	0.20
1260	12	14	2.00	1260	1260		5	<0.01	0.06	0.23
1262	14	16	2.00	1262	1262		9	0.01	0.11	0.23
1263	16	18	2.00	1263	1263		14	0.01	0.14	0.28
1264	18	20	2.00	1264	1264		23	0.01	0.17	0.27
1265	20	22	2.00	1265	1265		21	0.01	0.22	0.31
1266	22	24	2.00	1266	1266		74	0.01	0.54	0.27
1267	24	26	2.00	1267	1267		96	0.02	1.15	0.50
1268	26	28	2.00	1268	1268		19	0.01	0.17	0.32
1269	28	30	2.00	1269	1269		6	0.01	0.07	0.27
1270	30	32	2.00	1270	1270		7	0.01	0.09	0.26
1271	32	34	2.00	1271	1271		10	0.01	0.29	0.31
1272	34	36	2.00	1272	1272		50	0.03	0.54	0.50
1273	36	38	2.00	1273	1273		59	0.04	0.92	0.40
1274	38	40	2.00	1274	1274		61	0.02	0.93	0.29
1275	40	42	2.00	1275	1275		27	0.01	0.23	0.27
1276	42	44	2.00	1276	1276		27	0.01	0.12	0.31
1277	44	46	2.00	1277	1277		8	0.01	0.05	0.19
1278	46	48	2.00	1278	1278		5	<0.01	0.04	0.14
1279	48	50	2.00	1279	1279		15	0.01	0.08	0.16
1280	50	52	2.00	1280	1280		13	0.01	0.14	0.21
1282	52	54	2.00	1282	1282		12	0.01	0.17	0.18
1283	54	56	2.00	1283	1283		14	0.01	0.15	0.21
1284	56	58	2.00	1284	1284		28	0.01	0.23	0.26
1285	58	60	2.00	1285	1285		19	0.01	0.15	0.32
1286	60	62	2.00	1286	1286		6	<0.01	0.05	0.35
1287	62	64	2.00	1287	1287		40	0.01	1.09	0.99
1288	64	66	2.00	1288	1288		91	0.02	0.77	1.63
1289	66	68	2.00	1289	1289		20	0.01	0.10	0.33
1290	68	70	2.00	1290	1290		61	0.01	0.19	0.45
1291	70	72	2.00	1291	1291		15	0.01	0.15	0.51
1292	72	74	2.00	1292	1292		17	0.01	0.23	0.69
1293	74	76	2.00	1293	1293		27	0.01	0.40	0.94
1294	76	78	2.00	1294	1294		10	0.01	0.27	0.72
1295	78	80	2.00	1295	1295		8	0.01	0.29	0.87
1296	80	82	2.00	1296	1296		31	0.03	0.65	1.49
1297	82	84	2.00	1297	1297		11	0.01	0.18	0.55
1298	84	86	2.00	1298	1298		3	<0.01	0.07	0.32
1299	86	88	2.00	1299	1299		3	<0.01	0.29	0.79
1300	88	90	2.00	1300	1300		1	0.01	0.25	0.78
1302	90	92	2.00	1302	1302		2	<0.01	0.13	0.54
1303	92	94	2.00	1303	1303		1	<0.01	0.06	0.28
1304	94	96	2.00	1304	1304		1	<0.01	0.19	0.55
1305	96	98	2.00	1305	1305		14	0.04	0.78	1.37
1306	98	100	2.00	1306	1306		1	<0.01	0.24	0.80
1307	100	102	2.00	1307	1307		52	0.01	0.35	1.05
1308	102	104	2.00	1308	1308		1	<0.01	0.08	0.20
1309	104	106	2.00	1309	1309		<1	<0.01	0.04	0.16
1310	106	108	2.00	1310	1310		<1	<0.01	0.07	0.17
1311	108	110	2.00	1311	1311		<1	<0.01	0.05	0.16
1312	110	112	2.00	1312	1312		1	<0.01	0.08	0.17
1313	112	114	2.00	1313	1313		6	0.01	0.04	0.12
1314	114	116	2.00	1314	1314		2	<0.01	0.06	0.21
1315	116	118	2.00	1315	1315		2	<0.01	0.22	0.46
1316	118	120	2.00	1316	1316		9	<0.01	0.43	0.58
1317	120	122	2.00	1317	1317		<1	<0.01	0.04	0.15
1318	122	124	2.00	1318	1318		<1	<0.01	0.07	0.18
1319	124	126	2.00	1319	1319		<1	<0.01	0.03	0.11
1320	126	128	2.00	1320	1320		<1	<0.01	0.03	0.11
1322	128	130	2.00	1322	1322		<1	<0.01	0.04	0.16
1323	130	132	2.00	1323	1323		1	<0.01	0.22	0.42
1324	132	134	2.00	1324	1324		1	<0.01	0.07	0.16
1325	134	136	2.00	1325	1325		3	0.01	0.20	0.45
1326	136	138	2.00	1326	1326		1	<0.01	0.01	0.05
1327	138	140	2.00	1327	1327		1	<0.01	<0.01	0.04
1328	140	142	2.00	1328	1328		1	<0.01	0.01	0.05
1329	142	144	2.00	1329	1329		1	0.01	0.01	0.05
1330	144	146	2.00	1330	1330		<1	<0.01	0.02	0.07
1331	146	148	2.00	1331	1331		<1	<0.01	<0.01	0.06
1332	148	150	2.00	1332	1332		1	<0.01	<0.01	0.07
1333	150	152	2.00	1333	1333		1	<0.01	0.06	0.12
1334	152	154	2.00	1334	1334		4	<0.01	0.89	0.33
1335	154	156	2.00	1335	1335		10	<0.01	0.13	0.21
1336	156	158	2.00	1336	1336		2	<0.01	0.15	0.26
1337	158	160	2.00	1337	1337		2	<0.01	0.18	0.29
1338	160	162	2.00	1338	1338		7	<0.01	0.12	0.19
1339	162	164	2.00	1339	1339		1	<0.01	0.02	0.09
1340	164	166	2.00	1340	1340		1	<0.01	0.04	0.11
1342	166	168	2.00	1342	1342		2	<0.01	0.07	0.21
1343	168	170	2.00	1343	1343		6	<0.01	0.10	0.12
1344	170	172	2.00	1344	1344		36	0.01	0.13	0.13
1345	172	174	2.00	1345	1345		12	<0.01	0.09	0.12
1346	174	176	2.00	1346	1346		8	<0.01	0.09	0.12
1347	176	178	2.00	1347	1347		1	<0.01	0.02	0.08
1348	178	180	2.00	1348	1348		1	<0.01	0.06	0.12
1349	180	182	2.00	1349	1349		2	<0.01	0.07	0.13
1350	182	184	2.00	1350	1350		5	<0.01	0.04	0.10
1351	184	186	2.00	1351	1351		3	<0.01	0.06	0.12
1352	186	188	2.00	1352	1352		1	<0.01	0.09	0.11
1353	188	190	2.00	1353	1353		1	<0.01	0.11	0.17
1354	190	192	2.00	1354	1354		8	<0.01	0.70	0.36
1355	192	194	2.00	1355	1355		1	<0.01	0.06	0.06
1356	194	196	2.00	1356	1356		9	<0.01	0.06	0.09
1357	196	198	2.00	1357	1357		1	<0.01	0.03	0.08
1358	198	200	2.00	1358	1358		1	<0.01	0.03	0.07
1359	200	202	2.00	1359	1359		2	<0.01	0.03	0.08
1360	202	204	2.00	1360	1360		3	<0.01	0.15	0.32
1362	204	206	2.00	1362	1362		3	<0.01	0.11	0.13
1363	206	208	2.00	1363	1363		4	<0.01	0.17	0.52
1364	208	210	2.00	1364	1364		9	<0.01	0.12	0.29
1365	210	212	2.00	1365	1365		16	0.01	0.14	0.38
1366	212	214	2.00	1366	1366		130	0.01	0.25	0.19
1367	214	216	2.00	1367	1367		7	<0.01	0.18	0.26
1368	216	218	2.00	1368	1368		19	<0.01	0.19	0.14
1369	218	220	2.00	1369	1369		80	0.01	0.18	0.11
1370	220	222	2.00	1370	1370		18	0.01	0.01	0.04
1371	222	224	2.00	1371	1371		41	0.01	0.04	0.04
1372	224	226	2.00	1372	1372		48	<0.01	0.06	0.08
1373	226	228	2.00	1373	1373		10	<0.01	0.03	0.05
1374	228	230.65	2.65	1374	1374		4	<0.01	0.02	0.05

SANTA ANA PROJECT
DDH-SA-27A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23 Au ppm	Ag-AA62 Ag ppm	ME-ICP41 Cu %	ME-ICP41 Pb %	ME-ICP41 Zn %
1375	0	2	2.00	1375	1375		12	0.01	0.11	0.16
1376	2	4	2.00	1376	1376		12	0.01	0.19	0.19
1377	4	6	2.00	1377	1377		17	0.01	0.22	0.21
1378	6	8	2.00	1378	1378		26	0.02	0.23	0.24
1379	8	10	2.00	1379	1379		30	0.01	0.23	0.28
1380	10	12	2.00	1380	1380		23	0.01	0.32	0.37
1382	12	14	2.00	1382	1382		16	0.01	0.18	0.25
1383	14	16	2.00	1383	1383		8	<0.01	0.15	0.24
1384	16	18	2.00	1384	1384		17	0.01	0.22	0.25
1385	18	20	2.00	1385	1385		11	0.01	0.13	0.23
1386	20	22	2.00	1386	1386		5	0.01	0.1	0.22
1387	22	24	2.00	1387	1387		15	0.01	0.31	0.38
1388	24	26	2.00	1388	1388		14	0.01	0.41	0.27
1389	26	28	2.00	1389	1389		14	0.01	0.48	0.37
1390	28	30	2.00	1390	1390		13	0.02	0.5	0.65
1391	30	32	2.00	1391	1391		13	0.04	0.42	1.13
1392	32	34	2.00	1392	1392		9	0.01	0.35	0.99
1393	34	36	2.00	1393	1393		8	0.02	0.27	0.55
1394	36	38	2.00	1394	1394		13	0.01	0.34	1.18
1395	38	40	2.00	1395	1395		7	0.01	0.2	0.49
1396	40	42	2.00	1396	1396		9	0.02	0.6	1.09
1397	42	44	2.00	1397	1397		6	0.01	0.2	0.94
1398	44	46	2.00	1398	1398		21	0.02	0.24	0.66
1399	46	48	2.00	1399	1399		16	0.02	0.23	0.71
1400	48	50	2.00	1400	1400		11	0.02	0.37	1.06
1402	50	52	2.00	1402	1402		6	0.01	0.35	0.94
1403	52	54	2.00	1403	1403		67	0.02	0.45	0.98
1404	54	56	2.00	1404	1404		14	0.01	0.28	0.84
1405	56	58	2.00	1405	1405		9	0.01	0.19	0.46
1406	58	60	2.00	1406	1406		8	0.01	0.19	0.58
1407	60	62	2.00	1407	1407		1	<0.01	0.07	0.33
1408	62	64	2.00	1408	1408		3	<0.01	0.14	0.35
1409	64	66	2.00	1409	1409		13	<0.01	0.12	0.32
1410	66	68	2.00	1410	1410		4	<0.01	0.1	0.31
1411	68	70	2.00	1411	1411		23	<0.01	0.25	0.82
1412	70	72	2.00	1412	1412		116	0.02	0.14	0.53
1413	72	74	2.00	1413	1413		59	0.01	0.29	0.51
1414	74	76	2.00	1414	1414		26	0.01	0.32	0.66
1415	76	78	2.00	1415	1415		21	0.02	0.44	1.14
1416	78	80	2.00	1416	1416		47	0.02	0.45	1.06
1417	80	82	2.00	1417	1417		23	0.03	0.36	0.89
1418	82	84	2.00	1418	1418		23	0.02	0.4	0.7
1419	84	86	2.00	1419	1419		18	0.01	0.27	0.5
1420	86	88	2.00	1420	1420		21	0.02	0.4	0.72
1422	88	90	2.00	1422	1422		2	<0.01	0.18	0.48
1423	90	92	2.00	1423	1423		5	<0.01	0.2	0.33
1424	92	94	2.00	1424	1424		9	<0.01	0.33	0.6
1425	94	96	2.00	1425	1425		3	<0.01	0.33	0.42
1426	96	98	2.00	1426	1426		17	0.01	0.24	0.45
1427	98	100	2.00	1427	1427		5	0.01	0.2	0.41
1428	100	102	2.00	1428	1428		2	<0.01	0.11	0.33
1429	102	104	2.00	1429	1429		2	<0.01	0.1	0.32
1430	104	106	2.00	1430	1430		16	0.01	0.92	0.73
1431	106	108	2.00	1431	1431		5	<0.01	0.33	0.4
1432	108	110	2.00	1432	1432		2	<0.01	0.38	0.36
1433	110	112	2.00	1433	1433		3	<0.01	0.2	0.36
1434	112	114	2.00	1434	1434		4	<0.01	0.12	0.36
1435	114	116	2.00	1435	1435		49	0.02	0.39	0.38
1436	116	118	2.00	1436	1436		5	0.01	0.36	0.70
1437	118	120	2.00	1437	1437		7	0.02	0.36	0.70
1438	120	122	2.00	1438	1438		9	0.02	0.51	0.92
1439	122	124	2.00	1439	1439		16	0.04	0.6	1.06
1440	124	126	2.00	1440	1440		3	<0.01	0.17	0.53
1442	126	128	2.00	1442	1442		3	0.01	0.11	0.41
1443	128	130	2.00	1443	1443		3	<0.01	0.54	0.72
1444	130	132	2.00	1444	1444		6	0.01	0.48	0.77
1445	132	134	2.00	1445	1445		37	0.03	0.55	0.99
1446	134	136	2.00	1446	1446		20	0.02	0.26	0.87
1447	136	138	2.00	1447	1447		6	0.03	0.19	0.59
1448	138	140	2.00	1448	1448		7	0.02	0.12	0.54
1449	140	142	2.00	1449	1449		6	0.02	0.16	0.48
1450	142	144	2.00	1450	1450		2	<0.01	0.15	0.56
1451	144	146	2.00	1451	1451		3	0.01	0.09	0.5
1452	146	148	2.00	1452	1452		6	0.01	0.07	0.42
1453	148	150	2.00	1453	1453		4	0.01	0.09	0.42
1454	150	152	2.00	1454	1454		6	0.01	0.22	0.46
1455	152	154	2.00	1455	1455		7	0.01	0.09	0.29
1456	154	156	2.00	1456	1456		4	<0.01	0.18	0.41
1457	156	158	2.00	1457	1457		1	<0.01	0.08	0.35
1458	158	160	2.00	1458	1458		2	<0.01	0.12	0.36
1459	160	162	2.00	1459	1459		1	<0.01	0.1	0.31
1460	162	164	2.00	1460	1460		1	<0.01	0.06	0.21
1462	164	166	2.00	1462	1462		1	<0.01	0.05	0.21
1463	166	168	2.00	1463	1463		6	<0.01	0.24	0.44
1464	168	170	2.00	1464	1464		3	<0.01	0.11	0.44
1465	170	172	2.00	1465	1465		2	<0.01	0.07	0.27
1466	172	174	2.00	1466	1466		2	<0.01	0.03	0.12
1467	174	176	2.00	1467	1467		<1	<0.01	0.02	0.11
1468	176	178	2.00	1468	1468		<1	<0.01	<0.01	0.09
1469	178	180	2.00	1469	1469		<1	<0.01	0.01	0.11
1470	180	182	2.00	1470	1470		<1	<0.01	0.05	0.15
1471	182	184.65	2.65	1471	1471		1	<0.01	0.02	0.11

SANTA ANA PROJECT
DDH-SA-28 ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Cu %	Pb %	Zn %
1472	0	2	2.00	1472	1472		<1	<0.01	0.01	0.03
1473	2	4	2.00	1473	1473		<1	<0.01	<0.01	0.03
1474	4	6	2.00	1474	1474		<1	<0.01	<0.01	0.03
1475	6	8	2.00	1475	1475		<1	<0.01	<0.01	0.03
1476	8	10	2.00	1476	1476		<1	<0.01	0.01	0.05
1477	10	12	2.00	1477	1477		<1	<0.01	0.01	0.07
1478	12	14	2.00	1478	1478		2	<0.01	0.01	0.05
1479	14	16	2.00	1479	1479		<1	<0.01	0.01	0.04
1480	16	18	2.00	1480	1480		<1	<0.01	0.01	0.05
1482	18	20	2.00	1482	1482		6	<0.01	0.03	0.12
1483	20	22	2.00	1483	1483		1	<0.01	0.01	0.05
1484	22	24	2.00	1484	1484		1	<0.01	<0.01	0.04
1485	24	26	2.00	1485	1485		1	<0.01	0.01	0.06
1486	26	28	2.00	1486	1486		<1	<0.01	0.01	0.09
1487	28	30	2.00	1487	1487		6	<0.01	0.18	0.27
1488	30	32	2.00	1488	1488		<1	<0.01	<0.01	0.1
1489	32	34	2.00	1489	1489		<1	<0.01	<0.01	0.07
1490	34	36	2.00	1490	1490		1	<0.01	<0.01	0.06
1491	36	38	2.00	1491	1491		1	<0.01	<0.01	0.05
1492	38	40	2.00	1492	1492		1	<0.01	0.01	0.09
1493	40	42	2.00	1493	1493		2	<0.01	0.03	0.12
1494	42	44	2.00	1494	1494		1	<0.01	0.01	0.06
1495	44	46	2.00	1495	1495		2	<0.01	0.02	0.17
1496	46	48	2.00	1496	1496		16	0.01	0.39	0.51
1497	48	50	2.00	1497	1497		27	0.01	0.37	0.48
1498	50	52	2.00	1498	1498		300	0.04	0.53	0.24
1499	52	54	2.00	1499	1499		4	<0.01	0.02	0.24
1500	54	56	2.00	1500	1500		6	<0.01	0.03	0.33
1502	56	58	2.00	1502	1502		9	0.01	0.1	0.4
1503	58	60	2.00	1503	1503		7	<0.01	0.05	0.28
1504	60	62	2.00	1504	1504		11	<0.01	0.15	0.31
1505	62	64	2.00	1505	1505		58	0.01	0.36	0.45
1506	64	66	2.00	1506	1506		20	0.01	0.28	0.33
1507	66	68	2.00	1507	1507		22	0.02	0.33	0.55
1508	68	70	2.00	1508	1508		11	0.02	0.14	0.39
1509	70	72	2.00	1509	1509		18	0.01	0.06	0.48
1510	72	74	2.00	1510	1510		13	0.01	0.07	0.36
1511	74	76	2.00	1511	1511		17	0.02	0.08	0.33
1512	76	78	2.00	1512	1512		44	0.02	0.11	0.43
1513	78	80	2.00	1513	1513		23	0.01	0.25	0.55
1514	80	82	2.00	1514	1514		7	<0.01	0.31	0.63
1515	82	34	2.00	1515	1515		71	0.02	0.58	0.96
1516	84	86	2.00	1516	1516		16	0.01	0.3	0.4
1517	86	88	2.00	1517	1517		9	0.01	0.35	0.75
1518	88	90	2.00	1518	1518		8	<0.01	0.16	0.3
1519	90	92	2.00	1519	1519		2	<0.01	0.11	0.3
1520	92	94	2.00	1520	1520		4	<0.01	0.13	0.29
1522	94	96	2.00	1522	1522		<1	<0.01	0.03	0.18
1523	96	98	2.00	1523	1523		70	0.04	0.96	1.32
1524	98	100	2.00	1524	1524		6	0.01	0.21	0.59
1525	100	102	2.00	1525	1525		3	<0.01	0.27	0.54
1526	102	104	2.00	1526	1526		1	<0.01	0.22	0.49
1527	104	106	2.00	1527	1527		5	0.02	0.3	0.7
1528	106	108	2.00	1528	1528		4	<0.01	0.21	0.42
1529	108	110	2.00	1529	1529		<1	<0.01	0.1	0.24
1530	110	112	2.00	1530	1530		2	<0.01	0.13	0.32
1531	112	114	2.00	1531	1531		3	<0.01	0.29	0.4
1532	114	116	2.00	1532	1532		7	<0.01	0.09	0.17
1533	116	118	2.00	1533	1533		9	<0.01	0.06	0.18
1534	118	120	2.00	1534	1534		4	<0.01	0.1	0.19
1535	120	122	2.00	1535	1535		7	<0.01	0.07	0.18
1536	122	124	2.00	1536	1536		15	<0.01	0.5	0.51
1537	124	126	2.00	1537	1537		18	0.01	0.55	0.54
1538	126	128	2.00	1538	1538		42	0.01	0.13	0.25
1539	128	130	2.00	1539	1539		<1	<0.01	0.01	0.11
1540	130	132	2.00	1540	1540		<1	<0.01	0.01	0.1
1542	132	134	2.00	1542	1542		<1	<0.01	0.01	0.11
1543	134	136	2.00	1543	1543		<1	<0.01	0.02	0.1
1544	136	138	2.00	1544	1544		1	<0.01	0.04	0.16
1545	138	140	2.00	1545	1545		<1	<0.01	0.06	0.17
1546	140	142	2.00	1546	1546		3	<0.01	0.08	0.22
1547	142	144	2.00	1547	1547		1	<0.01	0.02	0.12
1548	144	146	2.00	1548	1548		<1	<0.01	0.01	0.12
1549	146	148	2.00	1549	1549		1	<0.01	0.06	0.15
1550	148	150	2.00	1550	1550		1	<0.01	0.04	0.15
1551	150	152	2.00	1551	1551		20	<0.01	0.11	0.18
1552	152	154	2.00	1552	1552		77	0.01	0.12	0.28
1553	154	156	2.00	1553	1553		6	<0.01	0.07	0.25
1554	156	158	2.00	1554	1554		1	<0.01	0.18	0.42
1555	158	160	2.00	1555	1555		2	<0.01	0.02	0.1
1556	160	162	2.00	1556	1556		1	0.01	0.03	0.09
1557	162	164	2.00	1557	1557		<1	<0.01	0.06	0.21
1558	164	166	2.00	1558	1558		<1	<0.01	0.04	0.11
1559	166	167.05	1.05	1559	1559		1	<0.01	0.02	0.06

SANTA ANA PROJECT
DDH-SA-28A ANALYSIS RESULTS

Sample	From	To	Interval	RM Intervals	Sample	Au-AA23	Ag-AA62	ME-ICP41	ME-ICP41	ME-ICP41
						Au ppm	Ag ppm	Cu %	Pb %	Zn %
1560	1.5	4	2.50	1560	1560		4	0.01	0.03	0.1
1562	4	6	2.00	1562	1562		45	0.01	0.23	0.28
1563	6	8	2.00	1563	1563		13	<0.01	0.18	0.26
1564	8	10	2.00	1564	1564		1	<0.01	0.01	0.08
1565	10	12	2.00	1565	1565		2	<0.01	0.01	0.14
1566	12	14	2.00	1566	1566		1	<0.01	0.01	0.13
1567	14	16	2.00	1567	1567		2	<0.01	0.01	0.11
1568	16	18	2.00	1568	1568		4	<0.01	0.02	0.17
1569	18	20	2.00	1569	1569		5	0.01	0.03	0.2
1570	20	22	2.00	1570	1570		1	<0.01	<0.01	0.06
1571	22	24	2.00	1571	1571		2	0.01	0.02	0.09
1572	24	26	2.00	1572	1572		6	0.01	0.06	0.15
1573	26	28	2.00	1573	1573		4	0.01	0.04	0.14
1574	28	30	2.00	1574	1574		4	<0.01	0.02	0.13
1575	30	32	2.00	1575	1575		2	<0.01	0.03	0.12
1576	32	34	2.00	1576	1576		1	0.01	0.02	0.11
1577	34	36	2.00	1577	1577		1	<0.01	0.01	0.08
1578	36	38	2.00	1578	1578		19	0.01	0.22	0.35
1579	38	40	2.00	1579	1579		15	0.01	0.13	0.21
1580	40	42	2.00	1580	1580		5	0.01	0.06	0.19
1582	42	44	2.00	1582	1582		17	0.02	0.26	0.35
1583	44	46	2.00	1583	1583		41	0.05	0.22	0.28
1584	46	48	2.00	1584	1584		23	0.01	0.13	0.22
1585	48	50	2.00	1585	1585		3	<0.01	0.04	0.14
1586	50	52	2.00	1586	1586		10	0.01	0.13	0.38
1587	52	54	2.00	1587	1587		4	0.01	0.09	0.43
1588	54	56	2.00	1588	1588		3	<0.01	0.05	0.36
1589	56	58	2.00	1589	1589		3	<0.01	0.03	0.25
1590	58	60	2.00	1590	1590		20	0.02	0.15	0.54
1591	60	62	2.00	1591	1591		15	0.01	0.07	0.29
1592	62	64	2.00	1592	1592		17	0.01	0.14	0.52
1593	64	66	2.00	1593	1593		19	0.01	0.11	0.51
1594	66	68	2.00	1594	1594		48	0.02	0.38	1.19
1595	68	70	2.00	1595	1595		38	0.02	0.32	0.91
1596	70	72	2.00	1596	1596		51	0.02	0.51	1.48
1597	72	74	2.00	1597	1597		36	0.01	0.57	2
1598	74	76	2.00	1598	1598		30	0.01	0.27	0.88
1599	76	78	2.00	1599	1599		5	<0.01	0.09	0.38
1600	78	80	2.00	1600	1600		7	0.01	0.09	0.31
1602	80	82	2.00	1602	1602		3	<0.01	0.04	0.18
1603	82	84	2.00	1603	1603		4	0.01	0.07	0.31
1604	84	86	2.00	1604	1604		3	<0.01	0.05	0.2
1605	86	88	2.00	1605	1605		2	<0.01	0.03	0.16
1606	88	90	2.00	1606	1606		10	0.01	0.19	0.61
1607	90	92	2.00	1607	1607		14	0.01	0.26	0.73
1608	92	94	2.00	1608	1608		10	0.01	0.44	1.21
1609	94	96	2.00	1609	1609		6	0.01	0.2	0.68
1610	96	98	2.00	1610	1610		7	0.02	0.24	0.79
1611	98	100	2.00	1611	1611		49	0.04	1.08	1.64
1612	100	102	2.00	1612	1612		31	0.02	0.35	1.09
1613	102	104	2.00	1613	1613		57	0.02	0.63	1.28
1614	104	106	2.00	1614	1614		84	0.02	1.18	1.72
1615	106	108	2.00	1615	1615		1	<0.01	0.11	0.37
1616	108	110	2.00	1616	1616		1	<0.01	0.08	0.34
1617	110	112	2.00	1617	1617		2	<0.01	0.05	0.26
1618	112	114	2.00	1618	1618		4	<0.01	0.07	0.3
1619	114	116	2.00	1619	1619		2	<0.01	0.05	0.28
1620	116	118	2.00	1620	1620		6	<0.01	0.06	0.3
1622	118	120	2.00	1622	1622		2	<0.01	0.06	0.33
1623	120	122	2.00	1623	1623		5	<0.01	0.14	0.36
1624	122	124	2.00	1624	1624		6	<0.01	0.05	0.23
1625	124	126	2.00	1625	1625		3	<0.01	0.08	0.25
1626	126	128	2.00	1626	1626		<1	<0.01	0.03	0.15
1627	128	130	2.00	1627	1627		1	<0.01	0.1	0.23
1628	130	132	2.00	1628	1628		<1	<0.01	0.02	0.13
1629	132	134	2.00	1629	1629		4	<0.01	0.09	0.24
1630	134	136	2.00	1630	1630		<1	<0.01	0.06	0.16
1631	136	138	2.00	1631	1631		<1	<0.01	0.01	0.06
1632	138	140	2.00	1632	1632		<1	<0.01	0.01	0.05
1633	140	142	2.00	1633	1633		<1	<0.01	0.03	0.07
1634	142	144	2.00	1634	1634		1	<0.01	0.02	0.06
1635	144	146	2.00	1635	1635		9	<0.01	0.13	0.08
1636	146	148	2.00	1636	1636		<1	<0.01	0.01	0.08
1637	148	150	2.00	1637	1637		<1	<0.01	0.02	0.09
1638	150	152	2.00	1638	1638		24	<0.01	0.2	0.22
1639	152	154	2.00	1639	1639		1	<0.01	0.03	0.12
1640	154	156	2.00	1640	1640		7	<0.01	0.02	0.08
1642	156	158	2.00	1642	1642		1	<0.01	0.11	0.13
1643	158	160	2.00	1643	1643		32	<0.01	0.39	0.29
1644	160	162	2.00	1644	1644		27	<0.01	0.24	0.24
1645	162	164	2.00	1645	1645		82	0.02	0.91	1.24
1646	164	166	2.00	1646	1646		17	0.01	0.55	1.09
1647	166	168	2.00	1647	1647		16	0.01	0.51	0.83
1648	168	170	2.00	1648	1648		12	0.01	0.43	0.64
1649	170	172	2.00	1649	1649		14	0.02	0.3	0.53
1650	172	174	2.00	1650	1650		14	0.01	0.35	0.62
1651	174	176	2.00	1651	1651		2	<0.01	0.05	0.17
1652	176	178	2.00	1652	1652		14	<0.01	0.1	0.16
1653	178	180	2.00	1653	1653		2	<0.01	0.19	0.18
1654	180	182	2.00	1654	1654		2	<0.01	0.2	0.16
1655	182	184	2.00	1655	1655		1	<0.01	0.09	0.11
1656	184	186	2.00	1656	1656		<1	<0.01	0.02	0.11
1657	186	188	2.00	1657	1657		1	<0.01	0.03	0.15
1658	188	190	2.00	1658	1658		4	<0.01	0.03	0.15
1659	190	192	2.00	1659	1659		4	<0.01	0.04	0.12
1660	192	194	2.00	1660	1660		2	<0.01	0.13	0.17
1662	194	196	2.00	1662	1662		<1	<0.01	0.05	0.18
1663	196	198	2.00	1663	1663		<1	<0.01	0.03	0.15
1664	198	200	2.00	1664	1664		2	<0.01	0.06	0.14
1665	200	202	2.00	1665	1665		13	<0.01	0.09	0.2
1666	202	204	2.00	1666	1666		31	<0.01	0.11	0.59
1667	204	206	2.00	1667	1667		<1	<0.01	0.02	0.12
1668	206	208	2.00	1668	1668		4	<0.01	0.05	0.11
1669	208	210	2.00	1669	1669		1	<0.01	0.05	0.1
1670	210	212	2.00	1670	1670		2	<0.01	0.05	0.08
1671	212	214	2.00	1671	1671		4	<0.01	0.06	0.08
1672	214	216	2.00	1672	1672		2	<0.01	0.17	0.08
1673	216	218	2.00	1673	1673		1	<0.01	0.02	0.07
1674	218	220.6	2.60	1674	1674		<1	<0.01	0.02	0.07



CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

7 August 2007

NEWS RELEASE

BEAR CREEK DRILLING EXPANDS SILVER MINERALIZATION ON ITS 100% OWNED SANTA ANA PROJECT, PERU

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results from ten additional diamond drill holes, including the first five holes located in one of several untested soil covered anomalies. Mineralization is extended by 300 meters north of previously reported intercepts and remains open. Drilling at Santa Ana now totals 9,200 meters in sixty-five drill holes. Santa Ana is located 200 kilometers south of the Company's world class Corani silver-base metal deposit in southeastern Peru. Highlights of this press release include:

- Drill hole SA-29 intersects **68m @ 38 g/t Ag and 18 m @ 218 g/t Ag.**
- Drill hole SA-29A intersects **66m @ 66 g/t Ag, including 16 m @ 120 g/t Ag and 6m @ 286 g/t Ag.**
- Drill hole SA-30 intersects **30m @ 103 g/t** Ag, **including 10 m @ 145 g/t Ag.**
- Drill hole SA-31 intersects **118m @ 37g/t Ag, including 36m @ 81g/t Ag.**
- Drill hole SA-32A intersects **70m @ 48.3g/t Ag, including 32m @ 76.1g/tAg.**
- Mineralized footprint now extends 1.3 km by 750 meters, an increase of 30%, and mineralization still open with very strong vectors for expansion and higher grades.

Andrew Swarthout, President and CEO of Bear Creek, states "The drill results strongly confirm that the silver anomalies in soil over covered areas on three sides of the deposit indicate substantial potential for the expansion of the mineralized areas. Additionally, the continued higher grade silver intercepts within long intervals of lower grade mineralization supports our concept of treating the mineralization using a pulp agglomeration treatment method. This method utilizes vat leaching of higher grade material with accelerated recoveries followed by heap leaching for more moderate grade material. This conventional technology can produce silver dore on-site at very low cash costs with anticipated recoveries very likely to be greater than 70%."

Mr. Swarthout continues "We are very pleased to be steadily advancing towards the first resource estimate on this discovery expected to be completed by years-end. As target areas continue to open up, a second drill has been contracted for August 2007."

Drilling results are as follow. All intercepts are down-hole lengths and true widths have not been calculated.

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) DTH	Silver (grams per tonne)	Lead (%)	Zinc (%)
SA-29	270	-50	218	44	112	**68**	**38.4**	0.2	0.6
includes				80	104	**24**	**73.2**	0.3	0.7
				150	168	**18**	**218.1**	0.5	0.7
				200	206	**6**	**37.7**	2.0	1.0
SA-29A	90	-45	166	2	68	**66**	**66.4**	0.2	0.5
includes				24	40	**16**	**119.5**	0.4	1.0
and				60	66	**6**	**286.3**	0.2	0.1
SA-29B	90	-75	173	34	48	**14**	**27.0**	0.2	0.5
				66	150	**84**	**35.9**	0.2	0.5
includes				68	72	**4**	**82.5**	0.4	1.0
and				88	102	**14**	**82.4**	0.2	0.4
SA-30	270	-40	185	18	30	**12**	**59.0**	0.2	0.3
				64	94	**30**	**102.5**	0.4	0.8
includes				70	80	**10**	**145.2**	0.4	0.9
and				86	94	**8**	**153.0**	0.6	1.1
				124	152	**28**	**48.4**	0.3	0.6
includes				124	130	**6**	**77.0**	0.1	0.3
SA-30A	90	-60	53	No significant intervals – basal sediments at 32m depth					
SA-31	280	-40	213	62	180	**118**	**37.2**	0.2	0.4
includes				62	98	**36**	**81.3**	0.3	0.4
and				116	120	**4**	**97.0**	0.2	0.2
and				158	160	**2**	**180.0**	0.6	1.0
SA-31A	100	-60	141	4	94	**90**	**24.9**	0.1	0.2
includes				86	92	**6**	**83.7**	0.3	0.3
SA-32	285	-50	191	0	68	**68**	**18.8**	0.2	0.4
				110	120	**10**	**19.0**	0.4	0.9
				162	182	**20**	**20.7**	0.4	0.7
SA-32A	105	-60	156	32	102	**70**	**48.3**	0.5	0.8
includes				58	90	**32**	**76.1**	0.8	1.1
SA-32B	105	-80	202	0	72	**72**	**17.4**	0.2	0.4
				104	134	**30**	**23.1**	0.4	0.7

(Full drill results can be found at www.bearcreekmining.com. To access the silver drill hole map directly please refer to http://www.bearcreekmining.com/s/PhotosAndMaps.asp?ReportID=200915)

Importantly, the drill results from the SA-29 and SA-30 series, located 125 to 250 meters north of SA-22 (previously, the farthest north drill hole) confirm that soil/rock grid sampling is an effective tool to both expand the mineralized areas and define additional targets under shallow cover. Drill hole SA-31 extends the strike length of the NW Breccia zone an additional 75m to the south and hole SA-32A continues to demonstrate the potential for intersecting blind, high grade structures in the center of the mineralized zone.

The second drill being added to the project will allow exploration of new targets plus in-fill drilling to extend the limits of mineralization and provide data for a resource estimation. Drilling will continue to step out to the north beyond the mineralization identified by drill holes SA-29/30. Drilling is also planned in the untested soil and rock anomalies extending 250m to the south and 200m west of the current drilled area.

Metallurgical Testing – Second phase test program involving three column leach tests has been initiated at McClelland Labs in Sparks Nevada, to evaluate the amenability of the Santa Ana material to standard heap leaching methods. The results of the second phase of testing are anticipated to be completed within the next two to three months, given the long-term nature of these ongoing column tests. The first phase of metallurgical testing, which involved cyanide leach tests of 10 samples selected from all areas of known silver mineralization (including both low and high grade ranges), has shown that silver recovery can be expected to be 85% with crush sizes of 50% passing 200 mesh and 71% at 70% passing 2mm. The initial results from the early bottle-roll test work show that the silver mineralization leaches well at ¾ inch crush sizes, a standard heap leach crush size.

Standard heap leaching processing methods will likely be the best option for the lower grade portions of the Santa Ana deposit but it is anticipated that milling may be used for the higher-grade silver mineralization encountered in the current phase of drilling. Both the mill products and the crushed heap leach material will ultimately be combined on the heap leach pad, in a processing method know as pulp agglomeration. At this time Bear Creek anticipates the potential combined leach recovery of silver will be approximately 70%; with up to 85% recovery expected with grinding of the higher grade silver mineralization.

Independent 43-101 Report- The Company is also pleased to report that it has filed on SEDAR a technical report titled Property Report for the Santa Ana Project, by Mike McClave dated July 2, 2007. The report summarizes the Company's public disclosure, including geologic information, drill results, and QA/QC programs and is authored by Independent Qualified Persons as defined by NI 43-101.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration and/or Marc Leduc, P. Eng., Vice President of Technical Services and the President and CEO, Andrew Swarthout, P.Geo., who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Juliaca, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

CONSENT OF QUALIFIED PERSON

To: Securities Commission, TSX
From: John A. Brophy, Independent Qualified Person
Date: June 21,2007
Re: Technical Report on the Santa Ana property, SE Peru, Section 1 3
For: Bear Creek Mining Corporation

I consent to the filing of Section 13 of the qualifying report on the Santa Ana property in SE Peru, and to the written disclosure of Section 13 and of extracts from or a summary of Section 13 in the written disclosure being filed.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from Section 13 of the technical report or that the written disclosure contains any misrepresentation of the information contained in Section 13 of the technical report.



John A. Brophy, pgeol, FSEG
NAPEGG member 1276

Consent of Qualified Person

To: Securities Commission, TSX
From: Michael A. McClave. Independent Qualified Person
Date: August 3, 2007
Re: Technical Report on the Santa Ana Property, SE Peru
For: Bear Creek Mining Corporation

I consent to the filing of the qualifying report on the Santa Ana property in SE Peru, and to a written or electronic disclosure of the contents of the report and of extracts or summaries of the written disclosure being filed.

I confirm that I have read the written disclosure being filed and have no reason to believe that there are any misrepresentations in the Technical Report being filed.



Michael A. McClave, Registered Professional Geologist
Washington License Number 187
Oregon License Number G240

CERTIFICATION

Certificate of Author

I, Michael A. McClave, a licensed Professional Geologist, do hereby certify that:

- I am a US resident living at 9606 West Ownby Drive, Nine Mile Falls, Washington 99026-9623, USA, Phone 509-466-5039;
- I am a Professional Geologist registered the State of Washington (PG-187) and A Professional Geologist registered in the State of Oregon (G0240), USA;
- I am a Fellow in the Society of Economic Geologists (SEG) and a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers (SME);
- I am graduated from the Colorado School of Mines (Professional Degree in Geological Engineering) in 1966;
- I have been employed as a professional geologist in the mining and mineral exploration business for a total of 41 years since my graduation from Colorado School of Mines in 1966;
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am the author of the Technical Report titled, Property Report for the Santa Ana Project, Department of Puno, Peru, dated July 2, 207 and am responsible for the content, compilation and editing of all sections of except for Section 13.0 Data Valuation that has been prepared by Mr. John Brophy, P.Geo.
- I have personally visited the Santa Ana Project during the period October 25 – October 30, 2006.
- I have not had prior involvement with the property that is the subject of the Technical Report.

- I have not received and I do not expect to receive directly or indirectly any interest in any shape or form in the Santa Ana Project, in Bear Creek Mines Corporation or any of their subsidiaries or from its directors or legal counsel other than the normal fees for professional services for the task of producing this qualification report.

- I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

- I am independent of the issuer applying all the tests in section 1.4 of NI 43-101.

- I have read the revised National Instrument 43-101 and Form 43-101F and the Technical Report has been prepared in compliance with that instrument and form.

- I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the to the public, of the Technical Report.

Dated this 2nd day in July, 2007.



Michael A. McClave, P. Geo.


REGISTERED PROFESSIONAL
OREGON
MICHAEL A. McCLAVE
G240
GEOLOGIST


State of Washington
187
Licensed Geologist
Michael A. McClave

CONSENT OF QUALIFIED PERSON

To:	Securities Commission, TSX
From:	John A. Brophy, Independent Qualified Person
Date:	June 21,2007
Re:	Technical Report on the Santa Ana property, SE Peru, Section 13
For:	Bear Creek Mining Corporation

I consent to the filing of Section 13 of the qualifying report on the Santa Ana property in SE Peru, and to the written disclosure of Section 13 and of extracts from or a summary of Section 13 in the written disclosure being filed.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from Section 13 of the technical report or that the written disclosure contains any misrepresentation of the information contained in Section 16 of the technical report.



John A. Brophy, pgeol, FSEG
NAPEGG member 1276

BEAR CREEK MINING CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2007

EXPRESSED IN US FUNDS

(Unaudited)

Bear Creek Mining Corporation
(An Exploration Stage Company)

Statement 1

Interim Consolidated Balance Sheets

U.S. Funds

ASSETS		As at 30 June 2007 (Unaudited)	As at December 31 2006
Current	Cash and cash equivalents	$ 4,492,280	$ 5,024,649
	Short-term investments *(Note 4)*	22,778	-
	Prepaid expenses and advances	211,769	130,562
		4,726,827	5,155,211
Equipment *(Note 5)*		235,059	250,821
Resource Acquistion Costs *(Note 6)*		2,000,000	-
		$ 6,961,886	$ 5,406,032

LIABILITIES			
Current	Accounts payable and accrued liabilities	$ 637,759	$ 820,391

SHAREHOLDERS' EQUITY			
Share Capital	Authorized: *(Note 7a)*		
	Unlimited common shares without par value		
	Issued and fully paid:		
	42,764,523 (2006 - 40,423,485) common shares	34,612,181	28,330,924
	Contributed surplus *(Note 7b)*	6,101,743	4,436,161
		40,713,924	32,767,085
Deficit - *Statement 2*		(34,389,797)	(28,181,444)
		6,324,127	4,585,641
		$ 6,961,886	$ 5,406,032

ON BEHALF OF THE BOARD:

Signed "Catherine McLeod-Seltzer", Director

Signed "Andrew Swarthout", Director

See Accompanying Notes

Bear Creek Mining Corporation
(An Exploration Stage Company)

Statement 2

Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit

U.S. Funds
Unaudited

	For the Three Months Ended 30 June 2007	For the Three Months Ended 30 June 2006	For the Six Months Ended 30 June 2007	For the Six Months Ended 30 June 2006
Operating Expenses				
Exploration costs - schedule	$ 2,466,874	$ 2,895,772	$ 4,120,586	$ 5,298,636
Stock compensation expense	1,353,704	969,834	1,820,380	1,275,209
Wages and management salary	106,570	89,469	174,331	173,127
Professional fees	57,560	81,864	114,086	152,990
Shareholder information and filing fees	55,695	58,951	155,593	119,130
Travel	63,901	41,465	105,671	62,920
General administrative expenses	69,017	100,083	128,078	117,785
Amortization	841	280	1,751	701
	(4,174,162)	(4,237,718)	(6,620,476)	(7,200,498)
Other Items				
Foreign exchange gain	243,960	502,598	300,174	471,674
Interest income	54,450	108,220	111,949	196,072
	298,410	610,818	412,123	667,746
Loss and Comprehensive Loss for the Period	(3,875,752)	(3,626,900)	(6,208,353)	(6,532,752)
Deficit - Beginning of period	(30,514,045)	(15,828,464)	(28,181,444)	(12,922,612)
Deficit - End of Period	$ (34,389,797)	$ (19,455,364)	$ (34,389,797)	$ (19,455,364)
Loss per Share - Basic and Diluted	$ (0.09)	$ (0.09)	$ (0.15)	$ (0.17)
Weighted Average Number of Shares Outstanding	42,685,897	39,454,234	42,466,086	38,716,025

See Accompanying Notes

Bear Creek Mining Corporation

(An Exploration Stage Company)

Statement 3

Interim Consolidated Statements of Cash Flow

U.S. Funds

Unaudited

	For the Three Months Ended 30 June 2007	For the Three Months Ended 30 June 2006	For the Six Months Ended 30 June 2007	For the Six Months Ended 30 June 2006
Operating Activities				
Loss for the period	$ (3,875,752)	$ (3,626,900)	$ (6,208,353)	$ (6,532,752)
Items not affecting cash:				
Stock compensation	1,353,704	969,834	1,820,380	1,275,209
Amortization included in exploration costs	8,746	2,563	18,595	5,125
Amortization	841	280	1,751	701
Shares received on options payments	(22,778)	-	(22,778)	-
	(2,535,239)	(2,654,223)	(4,390,405)	(5,251,717)
Changes in:				
Prepaid expenses and advances	(89,783)	(47,615)	(81,207)	(42,677)
Accounts payable and accrued liabilities	17,628	352,465	(182,632)	412,824
Cash used in operating activities	(2,607,394)	(2,349,373)	(4,654,244)	(4,881,570)
Investing Activities				
Purchase of equipment	-	(76,487)	(4,584)	(80,130)
Resource Acquisition costs	-	-	(2,000,000)	-
Cash used in investing activities	-	(76,487)	(2,004,584)	(80,130)
Financing Activities				
Share capital issued - net	64,908	1,339,252	6,126,459	3,905,010
Cash received from financing activities	64,908	1,339,252	6,126,459	3,905,010
Net Increase in Cash Position	(2,542,486)	(1,086,608)	(532,369)	(1,056,690)
Cash position - Beginning of period	7,034,766	12,152,606	5,024,649	12,122,688
Cash Position - End of Period	$ 4,492,280	$ 11,065,998	$ 4,492,280	$ 11,065,998
Non-cash Investing and Financing Activities				
Fair value of options and warrants exercised	$ 40,558	$ 90,276	$ 154,798	$ 342,270

See Accompanying Notes

Bear Creek Mining Corporation
(An Exploration Stage Company)

Schedule

Interim Consolidated Schedule of Exploration Costs

U.S. Funds
Unaudited

		For the Three Months Ended 30 June 2007	For the Three Months Ended 30 June 2006	For the Six Months Ended 30 June 2007	For the Six Months Ended 30 June 2006
Corani	Drilling	$ 862,448	$ 1,205,249	$ 1,383,037	$ 2,294,285
	Salary and consulting	238,098	260,085	501,293	418,096
	Travel	123,323	(35,099)	224,392	128,474
	Assaying and sampling	67,498	171,264	130,439	229,117
	Supplies and general	29,749	15,655	57,151	67,071
	Maintenance costs	0	41,031	24,148	343,738
	Geophysics	10,493	180,621	18,438	262,895
		1,331,609	1,838,806	2,338,898	3,743,676
Santa Ana	Drilling	296,325	-	296,325	-
	Salary and consulting	61,770	12,262	88,648	12,532
	Assaying and sampling	35,564	-	48,754	-
	Maintenance costs	35,118	29,690	35,118	29,690
	Supplies and general	19,561	5,497	29,238	8,058
	Travel	19,475	7,794	21,702	8,741
	Geophysics	2,772	471	2,772	487
		470,585	55,714	522,555	59,508
El Abuelo	Drilling	3,578	-	153,578	-
	Salaries and consulting	8,275	-	29,589	-
	Supplies and general	980	-	18,978	-
	Travel	3,385	-	14,766	-
	Assaying and sampling	4,310	-	12,446	-
	Geophysics	0	-	42	-
		20,528	-	229,399	-
Don Marcelo	Maintenance costs	5,100	-	35,100	-
	Salaries and consulting	19,105	-	26,471	-
	Travel	7,847	-	7,847	-
	Supplies and general	6,798	-	7,367	-
	Assaying and sampling	4,592	-	4,689	-
		43,442	-	81,474	-
Generative	Supplies and general	20,086	160,156	144,435	226,462
	Salaries and consulting	167,467	173,944	197,229	202,735
	Travel	15,428	4,781	26,832	27,581
	Assaying and sampling	3,707	(359)	9,404	7,494
	Geophysics	1,341	1,027	3,585	12,285
	Maintenance costs	13,056	9,035	13,956	9,935
		221,085	348,584	395,441	486,492
Other Properties		55,521	238,304	71,153	363,514
IGV		324,104	414,364	481,666	645,446
Costs for the Period		$ 2,466,874	$ 2,895,772	$ 4,120,586	$ 5,298,636

See Accompanying Notes

1. Nature of Business

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of sale or development for the creation of value for shareholders.

2. Significant Accounting Policies

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended 31 December 2006.

Change in Accounting Policies

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition Measurement, 3865, Hedges and 1530, Comprehensive Income, on January 1, 2007 which addresses the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income. The adoption of these accounting policies did not have a material effect on the financial statements of the Company upon adoption.

Mineral Acquisition and Exploration Costs

During the period, the Company clarified its accounting policy with respect to acquisition costs. This does not represent a change in accounting policy and there is no effect on prior periods. The Company's revised policy is as follows:

The Company is in the process of developing its mineral properties and has adopted the policy of capitalizing significant acquisition costs for property rights. Mineral exploration costs and maintenance payments are expensed prior to the determination that a property has economically recoverable ore reserves and maintenance payments. Option payments are considered acquisition costs once the Company has the intention of exercising the option agreement.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment,

management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Short-term Investments

All short term investments are classified as held-for-trading financial instruments as the Company intends to use these investments in its normal course of financing its exploration activities. The held-for-trading classification was applied to estimate the fair value of short term investments at balance sheet dates using quoted market bid prices at close of business on the balance sheet date with changes in fair value recorded in the statement of loss.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term investments, advances and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company holds cash balances and incurs payables that are denominated in Canadian Dollars. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar and the U.S. Dollar, resulting in currency gains or losses for the Company.

4. Short-term Investments

At June 30, 2007 the Company owned 55,556 shares of Chapleau Resources Ltd. The fair market value and the cost are as follows:

		June 30, 2007
Fair value	$	22,778
Cost		22,778
Unrealized gain (cumulative)	$	-

5. Equipment

Details are as follows:

	30 June 2007			31 December 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 29,132	$ 14,589	$ 14,543	$ 27,165	$ 12,450	$ 14,715
Exploration equipment	318,808	98,292	220,516	316,191	80,085	236,106
	$ 347,940	$ 112,881	$ 235,059	$ 343,356	$ 92,535	$ 250,821

6. Resource Property Costs

Cumulative resource expenditures, per project under active exploration, are as follows:

	Capitalized Acquisition Costs	Maintenance Costs	Exploration Costs	Incurred to 30 June 2007
Corani Project, Peru	$ 2,000,000	$ 477,359	$ 11,447,896	$ 13,925,255
Santa Ana Project, Peru		76,501	1,298,880	1,375,381
Don Marcelo Project, Peru		45,100	46,400	91,500
	$ 2,000,000	$ 598,960	$ 12,793,176	$ 15,392,136

a) Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5,400,000 over three years. To date, Bear Creek has made the required payments totaling $2,400,000 (of which $2,000,000 was paid within the current year), with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5,000,000 and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% Net Smelter Royalty ("NSR") on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the Decision to Mine has been made.

b) Santa Ana Project

During 2004, the Company acquired an option to earn a 100% interest in the Santa Ana property in southeastern Peru. The property is subject to payments totalling 3% of direct exploration expenditures to a maximum lifetime payment of $280,000, of which $32,992 has been expensed to 30 June 2007.

c) Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill programme of 1,500 meters in the first year.

The Company can acquire the remaining 25% by either granting a 1.25% NSR or by making the following additional payments of: $10 million for gold recoveries up to 2 million ounces, $20 million for gold recoveries between 2 and 5 million ounces, or $30 million for gold recoveries in excess of 5 million ounces.

d) El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In April 2007, management of the Company decided to cancel its option agreement relating to the El Abuelo property.

e) AngloGold Exploration Alliance

The Company acquired certain data from AngloGold Ashanti Exploraciones del Peru S.A. ("AGA") in exchange for the issuance of 200,000 common shares of the Company's stock, 1 million warrants priced at CDN$1.50 (exercised in 2005), and 1 million warrants priced at CDN$2.20 to expire 12 January 2007 (exercised in March 2006). Any properties acquired will be subject to certain back-in

rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production. None of the active projects of the Company are subject to this back-in.

f) Antash Project

Bear Creek has an option to acquire 100% of the Fe y Esperanza 1 prospect through escalating cash payments totaling $665,000 by October 2008. Once the prospect is transferred to Bear Creek, a 2% NSR will be granted to the optionor. The NSR payments are capped to a maximum of US$700,000. The Fe y Esperanza 1 and the Antash 1 (100% Bear Creek property) form the project named Antash. In March 2007 Bear Creek signed an Agreement with Aztec Metals where Aztec can acquire a 51% interest in Antash by: a) meeting the cash payment obligations that Bear Creek has to the owner of Fe y Esperanza; b) meeting 100% of Bear Creek's finders fee obligations to a Peruvian individual during the first year and 51% after vesting its interest; and c) completing a 1,000 metres drilling program within 12 months of the signature of the agreement. In August, the Company has received $27,181 as reimbursement of expenditures.

g) Ataspaca Project

The Company entered into a term sheet dated 29 May 2002 and earned a 50% interest and management control of a mineral claim named "Brisa 1" in the department of Tacna, Southern Peru, known as the Ataspaca Project, from Southwestern Resources Corp. ("SW").

On 17 November 2004, the Company and SW entered into an agreement with Anglo American Exploration Peru ("AAEP"), whereby AAEP will continue exploration. Under the terms of the agreement, AAEP must incur exploration expenditures of $2,750,000 over a four-year period and make payments totalling $150,000 over a two-year period in order to earn a 60% interest in the project. The agreement took effect in November 2006 when AAEP acquired a federal decree allowing it as a foreign company to acquire title of mineral rights within the 50km border zone of Peru.. To date, the Company has received $34,260 as reimbursement of expenditures.

h) La Yegua

In February 2007 Bear Creek signed a Letter of Intent with Chapleau Resources Ltd. ("Chapleau") in which Chapleau may acquire up to a 75% interest in the La Yegua project. La Yegua is a porphyry copper-molybdenum project, which is 100% owned by the Company and is located in the Apurimac Department of Southern Peru. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and issuing the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%. In April 2007, the Company received 55,556 shares of Chapleau, which have a value of approximately $0.02 million.

7. Share Capital

a) **Details of shares issued are as follows:**

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and fully paid:			
Balance - 31 December 2005	37,618,609	$	22,448,748
Shares issued for stock options	764,650		469,963
Shares issued for warrants	1,040,226		2,616,523
Shares issued for exploration alliance warrants	1,000,000		1,905,752
Fair value of options and warrants exercised	-		889,938
Balance – 31 December 2006	40,423,485		28,330,924
Shares issued for stock options	270,000		183,582
Shares issued for warrants	2,071,038		5,942,877
Fair value of options and warrants exercised	-		154,798
Balance – 30 June 2007	42,764,523	$	34,612,181

b) **Details of Contributed Surplus:**

		Six Months Ended 30 June 2007
Balance – Beginning of Period	$	4,436,161
Fair value of stock-based compensation		1,820,380
Fair value of broker warrants exercised		(16,845)
Fair value of stock options exercised		(137,953)
Balance – End of Period	$	6,101,743

c) **Share Purchase Options**

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. Options begin vesting on the grant date based on a schedule outlined in the share purchase option plan.

	Number of options	Weighted average exercise price (in CDN$)
Options outstanding at 31 December 2005	5,130,000	1.49
Granted	235,000	6.38
Exercised	(764,650)	0.69
Cancelled	(245,000)	1.99
Options outstanding at 31 December 2006	4,355,350	1.87
Exercised	(270,000)	0.80
Granted	525,000	7.99
Options outstanding at 30 June 2007	4,610,350	2.65

A summary of the Company's options as at 30 June 2007 is as follows:

	Number	Price per Share	Expiry Date
Options	1,135,000	US$0.50	21 April 2008
	255,000	US$0.50	5 June 2008
	20,000	US$0.50	2 July 2009
	792,850	Cdn$0.70	24 November 2009
	730,000	Cdn$3.00	5 August 2010
	835,000	Cdn$3.00	5 August 2010
	100,000	Cdn$4.75	6 December 2010
	107,500	Cdn$4.60	31 May 2011
	110,000	Cdn$8.08	22 August 2011
	525,000	Cdn$7.99	16 May 2012
	4,610,350		

4,134,725 options have vested as at 30 June 2007.

On 17 May 2007, the Company granted employees, consultants and officers of the Company, options to purchase up to 525,000 common shares of the Company at an exercise price of C$7.99 per share. These options have a $3,100,998 estimated value on the grant date.

The options granted during the period ended 30 June 2007 were valued at $3,100,998 using the Black-Scholes option pricing model, based on the following assumptions:

	17 May 2007
Expected dividend yield	0.00%
Expected stock price volatility	112%
Risk-free interest rate	4.30%
Expected life of options	5 years

The weighted average fair value of the options granted was C$5.91.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. Related Party Transactions

The following represents the details of related party transactions paid or accrued during the six months ended 30 June:

		2007		2006
Consulting fees paid to a director of the Company	**$**	**19,000**	$	21,000
Legal fees paid to a firm in which a director of the Company is a partner	**$**	**3,600**	$	28,186
Legal fees paid to a firm in which an officer of the Company is a partner	**$**	**50,949**	$	79,078
Accounting fees paid to a firm in which an officer of the Company is a partner	**$**	**30,712**	$	28,195

Included in accounts payable are $14,391 of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

9. Segmented Information

The Company has one operating segment, which is mineral exploration. All of the Company's exploration expenses as disclosed on the exploration cost schedule are incurred in South America. All of the Company's assets and other expenses are in Canada, except for $2,577,678 of assets, which are located in Peru.

10. Commitments

a) By an agreement dated 27 September 2003 (and amended in April 2006 and March 2007), the Company entered into a consulting agreement with a director and officer of the Company to act as the President and C.E.O. of the Company. Compensation per the amended agreement is $15,000 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of the termination.

b) By an agreement dated 30 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with an officer of the Company to act as the Vice President of Explorations of the Company. Compensation per the amended agreement is $10,300 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years.

The Company may terminate this agreement by providing a severance package depending on the nature of termination.

c) The Company has co-signed an operating lease agreement, commencing on 1 October 2006 to 31 December 2011. The total minimum lease payments are Cdn$8,823 per month and Cdn$105,876, per annum. The Company's proportionate share of the minimum lease payments is Cdn$3,160 per month and Cdn$37,920 per annum.

11. Subsequent Events

Subsequent to 30 June 2007, the Company completed a private placement through a syndicate of underwriters of 2,425,000 units at a price of C$8.30 a unit for gross proceeds of approximately C$20.1 million. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of C$10.50 over a two year period expiring on 1 August, 2009. The underwriting fees associated with this issuance included a cash commission of 5.5%.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR BEAR CREEK MINING CORPORATION

Our Management's Discussion and Analysis

Introduction

Prepared August 17, 2007 for the period ended 30 June 2007. The following discussion and analysis of the financial condition and results of operations of Bear Creek Mining Corporation (the "Company" or "Bear Creek") should be read in conjunction with the Company's unaudited interim consolidated financial statements for the period ended 30 June 2007, and the notes hereto. This discussion and analysis includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as C$.

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties, principally located in Peru, with the objective of creating value for shareholders by identifying economic mineral deposits which can be sold or developed. Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, have no revenues from any mineral properties.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements that are based on the beliefs and assumptions of its management and information currently available to Bear Creek. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Bear Creek or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of Bear Creek with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.

Activities on Mineral Projects

Current efforts are focused on gold and silver exploration in Peru. Base metals exploration prospects of potential are also considered. From time to time, precious or base metal exploration opportunities in other Latin American countries are considered when compatible with management's history and expertise. A large number of projects are under Bear Creek's review at any given time; including pre-feasibility and scoping study preparation, active drill evaluation, some being prepared for drilling, others in first pass mapping and sampling following staking or acquisition, and many in preliminary evaluation to decide if property ownership is possible or desired. Due to the generative nature of Bear Creek's business, expenditures primarily consist of drilling and assay costs, salaries for professional personnel, land, legal and property payments, and travel to/from and within properties.

Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right.

Current Developments at Corani

Current drilling demonstrates that silver-base metal mineralization continues under post-mineral cover and resources are expected to continue to increase in size; although at a more moderate pace than earlier resource estimations. The Company anticipates a fourth resource estimate will be completed in the fourth quarter 2007. The project emphasis is shifting to the drilling of untested targets located elsewhere in the district for new discoveries peripheral to the principal discoveries to date. The Company has one drill rig on the Corani property. Drilling is focusing on the La Curva and Gold-Silver zones, which are located two kilometers south of Corani Este. The drills will move onto other untested targets during the coming months. Follow-up drilling will be designed dependant on results.

Corani Este and Minas Este Connector

Drill results released in June 2007 continue to indicate mineralization open to the northwest of Este as well as extending between Corani Este and Minas Corani at the head of the glacial valley. The extent to which this mineralization increases the resource will be dependant on the thickness of post-mineral cover in the next resource estimation model.

Minas Corani

Drilling has concentrated on extending mineralization to the northwest of Minas under post-mineral tuff cover. June 2007 drill results have extended mineralization and indicate that the mineralized structures continue to the north with long intercepts of silver and base metal mineralization. As in Corani Este and Minas Este Connector, the amount of resources considered to be economically recoverable will be dependent on the thickness of post-mineral cover.

Main Corani

Additional surface rock-chip sampling and drilling in the hanging wall of the main silver-lead structure located 500 meters to the west of the main zone indicate that high-grade structures can continue to be intersected in the hanging wall and that, for the southern part of the structure, gold may become a part of the mineralization. Limited drilling in this area has been completed.

During the six months ended 30 June 2007, the Company incurred expenditures of $4.3 million on the Corani project. Included in this total are option payments of $2.0 million, drilling costs of $1.4 million, salaries of $0.5 million, and travel costs of $0.2 million.

Metallurgical Testing

Metallurgical testing continues at SGS Lakefield Laboratories utilizing composite samples from four metallurgical drill holes. In addition, G&T Laboratories, Kamloops, BC, is initiating a testing

program on approximately 70 samples collected throughout the deposit, which is designed to evaluate the variability of metallurgical performance throughout the deposit. The objective of these test programs is to provide a preliminary process flow sheet with projected recoveries in approximately two months time.

Initial cleaner flotation test work has provided encouraging results and our improved understanding of the behavior of Corani mineralization has advanced greatly. Selective cleaner flotation tests are in progress and early results indicate that concentrate products will include separate lead/silver and zinc concentrates, with remaining recovery being made up into a saleable bulk concentrate. A component of silver dore production on site through leaching part of the process stream is also envisioned.

In the current environment of increased project loads and limited lab facility capacity, the metallurgical testing turn-around remains one of our greatest challenges, additionally, poly-metallic base and precious metals deposits require extensive metallurgical testing and refinement before metal recoveries can be estimated and preliminary flow-sheet alternatives can be considered. The results to date are encouraging; specifically with respect to advances in concentration ratios and in the production of saleable concentrates.

We expect metallurgical testing to be completed by the end of 2007 for the purposes of scoping level studies. We anticipate that once lead and zinc concentrate separation tests are completed, we will approach the metals recoveries projected in the IMC (Independent Mining Consultants) resource estimation; 85% for silver and 65% for lead and zinc.

Santa Ana Project

The Company has the option to acquire a 100% interest in the Santa Ana silver project. The property, which comprises 6,300 hectares, is located in the Department of Puno in southern Peru.

Drilling

The Company has completed and reported 9,200 meters in three phases of drilling in sixty-five drill holes. Silver mineralization is contained in low-angle structures and broad, vertical structural zones outcropping at surface and extending to depths of at least 120 vertical meters. Typical mineralized drilling intercepts average a thickness of 50 to 75 meters, with grading between 30 to 90 grams per ton silver. These drill intercepts include higher-grade intervals ranging from a thickness of a few meters to tens of meters, and average grading between 100 to 300 g/t silver. The drill hole density is not currently sufficient to perform a resource estimate; the Company anticipates the first resource estimate on the project by the end of 2007. The target concept is to define an open-pittable, low grade silver deposit amenable to low cost heap-leaching. Mineralization remains open at depth and laterally to the south, west and north.

Most recent drill results under soil anomalies to the north confirm that the silver anomalies in soil over covered areas on three sides of the previously drill-tested deposit indicate potential for the expansion of the mineralized areas. Additionally, the continued higher grade silver intercepts within long intervals of lower grade mineralization supports our concept of treating the mineralization using a pulp agglomeration treatment method. This method utilizes vat leaching of higher grade material with accelerated recoveries followed by heap leaching for more moderate grade material. This conventional technology can produce silver dore on-site with anticipated recoveries likely to be greater than 70%. Cash costs per ounce of silver tend to be in the lowest quartile when using heap-leach technology for precious metals production.

A second drill is being added to the project at the end of August, which will allow exploration of new targets plus in-fill drilling to extend the limits of mineralization and provide data for the project's first resource estimation.

Metallurgical Testing

A second phase test program involving three column leach tests has been initiated at McClelland Labs in Sparks Nevada, to evaluate the amenability of the Santa Ana material to standard heap leaching methods. The results of the second phase of testing are anticipated to be completed within the next two to three months, given the long-term nature of these ongoing column tests. The first phase of metallurgical testing, which involved cyanide leach tests of 10 samples selected from all areas of known silver mineralization (including both low and high grade ranges), has shown that silver recovery can be expected to be 85% with crush sizes of 50% passing 200 mesh and 71% at 70% passing 2mm. The initial results from the early bottle-roll test work show that the silver mineralization leaches well at ¾ inch crush sizes, a standard heap leach crush size.

Standard heap leaching processing methods will likely be the favourable option for the lower grade portions of the Santa Ana deposit but it is anticipated that milling may be used for the higher-grade silver mineralization encountered in the current phase of drilling. Both the mill products and the crushed heap leach material will ultimately be combined on the heap leach pad, in a processing method know as pulp agglomeration. At this time Bear Creek anticipates the potential combined leach recovery of silver will be approximately 70%.

Independent 43-101 Report – an Independent Technical Report has been filed on SEDAR. The report is titled Property Report for the Santa Ana Project, by Mike McClave dated July 2, 2007. The report summarizes the Company's public disclosure, including geologic information, drill results, and QA/QC programs and is authored by Independent Qualified Persons as defined by NI 43-101.

During the six months ended 30 June 2007, the Company incurred expenditures of $0.5 million on the Santa Ana project. Included in this total are option payments of $0.3 million of drilling costs, salaries of $0.1 million, and various other costs of $0.1 million.

Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill program of 1,500 meters within the first year.

Bear Creek can acquire the remaining 25% interest in the property by either granting a 1.25% NSR to the optionor, or by making additional payments of $10 million for up to 2 million ounces for Measured and Indicated Mineral Resources as defined in a pre-feasibility study, $20 million for between 2 and 5 million ounces of recoverable gold, or $30 million for in excess of 5 million ounces of recoverable gold.

During the six months ended 30 June 2007, the Company expended $0.08 million on the Don Marcelo project.

A program of geophysics, including ground mag and IP, is underway with the purpose to complete a 59 and 36 line-km, respectively, with a line spacing of the IP survey in the order of

400m to maximize depth penetration and gain drill targets that will be evaluated along with surface geological and geochemical parameters. Initial drilling of 1,500 meters is planned to begin at the end of September 2007.

Ataspaca Project

Bear Creek has a 50% interest in the Ataspaca project, located in the southern Peru copper belt. In December 2004, Bear Creek and its 50% joint venture partner, Southwestern Resources, signed a "Heads of Agreement" with Anglo American Exploration ("Anglo"), whereby Anglo may earn a 60% interest in Ataspaca in return for $2.75 million in work commitments over a four-year period and payments totaling $150,000 over a two-year period. Anglo American will be the operator during its earn-in period so long as it maintains a majority interest under the resulting joint venture agreement. The final agreement is contingent upon Anglo American Exploration receiving approval in the form of a Supreme Decree issued by the Peruvian government allowing foreign ownership of mineral rights within the 50 kilometer border region of Peru. On 9 November 2006, Bear Creek was informed that the Supreme decree had been approved and that the agreement is being finalized. Anglo American has informed the Company that it has completed the initial drilling fulfilling its drilling commitment and is awaiting final assays before making further recommendations.

Antash Project

Bear Creek has an option to acquire 100% of the Fe y Esperanza 1 prospect through escalating cash payments totaling $ 665,000 by October 2008. Once the prospect is transferred to Bear Creek, a 2% NSR will be granted to the optionor. The NSR payments are capped to a maximum of $700,000. The Fe y Esperanza 1 and the Antash 1 (100% Bear Creek property) form the project named Antash. In March 2007 Bear Creek signed an Agreement with Aztec Metals, whereby Aztec can acquire 51% interest on Antash by: a) meeting the cash payment obligations that Bear Creek has to the owner of Fe y Esperanza; b) meeting 100% of Bear Creek's finders fee obligations to a Peruvian individual during the first year and 51% after vesting its interest; and c) completing a 1,000 meters drilling program within twelve months of the signature of the agreement. In August, the Company has received $27,181 as reimbursement of expenditures. Antash represents a porphyry copper (molybdenum-gold) target and is not considered to be strategic target to the Company.

La Yegua

La Yegua is a porphyry copper-molybdenum-gold project in the Apurimac Department of Southern Peru is located 20 km northeast of Southern Peru Copper Corporation's Los Chancas. The La Yegua project includes 4,100 ha of mineral claims located approximately 250 km from the Atlantic coast and 100 km southwest of the city of Cusco.

In February 2007, Bear Creek has signed a Letter of Intent with Chapleau Resouces Ltd. ("Chapleau") regarding an option for Chapleau to acquire up to a 75% interest in the project. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the issuance of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%. In April 2007, the Company received 55,556 shares of Chapleau, which has a value of approximately $0.02 million. Chapleau plans to commence drilling in September of 2007.

Generative Exploration

Generative exploration is a crucial part of the business in identifying and acquiring new opportunities. Generative exploration costs are those costs not attributable to a specific Bear Creek project. Bear Creek maintains at least two field teams and a system of field prospectors who focus on generating new exploration targets with the emphasis on gold and silver. Typically, dozens of prospects are submitted to or are generated by Bear Creek during any given quarter. At any given time, several targets may be under consideration for possible acquisition through staking or entering into third party option to purchase agreements. When Bear Creek defines a project as a distinct exploration target, it is then accounted for as a separate project.

IGV

IGV expense of $0.5 million represents the amount of IGV that has been paid to the Peruvian government during the period ended 30 June 2007. This amount is recoverable when there are future revenues generated by the Company in Peru. As the Company is an exploration stage company there can be no reasonable assurance that future revenue can be generated, and as a result the IGV receivable has been expensed.

Other Properties

Other properties are exploration properties which management has decided are not a priority or which management has chosen not to pursue and, therefore, has terminated option agreements.

Bear Creek's Results of Operations

Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, does not have revenues from any mineral properties.

For the Six Months Ended 30 June 2007 as compared to the Six Months Ended 30 June 2006

Net Loss and Operating Expenses

In the six months ended 30 June, the Company experienced a net loss of $6.2 million compared to a net loss of $6.5 million for the same period in 2006, a decrease of $0.3 million. The decrease is primarily due to lower drilling and exploration costs incurred on the Corani property. The Company had a loss per share of $0.15 compared to $0.17 for 2006.

Total operating expenses for the six months ended 30 June 2007 were $6.6 million compared to operating expenses of $7.2 million for the six months ended 30 June 2006. Stock compensation expense increased to $1.8 million in the current period, up from $1.3 million in the same period in 2006, due to an increase in the fair value of options that vested during the current period as compared to 2006; in 2006 the weighted average fair value of the options granted as determined under the Black-Scholes pricing model was Cdn$4.70 as compared to Cdn$2.08 in 2005. Exploration costs were $4.1 million in the current year, down from $5.3 million in 2006 largely due to lower drilling costs incurred on the Corani project.

For the Three Months Ended 30 June 2007 as compared to the Three Months Ended 30 June 2006

In the current quarter, the Company experienced a net loss of $3.9 million compared to a net loss of $3.6 million for the same period in 2006, an increase of $0.3 million. The increase is primarily due to drilling and exploration costs incurred on the Corani property, along with an increase in Stock compensation, due to an increase of options that vested and the higher fair value of these options. In the current quarter the Company had a loss per share of $0.09 compared to $0.09 for the same period in 2006.

Total operating expenses for the second quarter in 2007 were $4.2 million compared to operating expenses of $4.2 million for the same period in 2006. Wages and management salary costs increased in the current quarter to $0.1 million compared to $0.09 million for the same period last year. Exploration costs were $2.5 million in the current quarter, down from $2.9 million in the same period year, due to the decreased drilling and exploration on the Corani project. The Company had a foreign exchange gain of $0.2 million due to the Company maintaining the majority of its cash reserves in Canadian dollars, and the Company reporting its results in US dollars. During the three months ended 30 June 2007, the Canadian dollar strengthened against the US dollar.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Bear Creek and is derived from unaudited quarterly consolidated financial statements prepared by management. Bear Creek's interim consolidated financial statements are prepared in accordance with Canadian GAAP and expressed in US dollars.

Period	Revenues	Loss from Continued Operations (In Millions)	Basic and Fully Diluted Loss per Share from Continued Operations
2nd Quarter 2007	Nil	(3.9)	(0.09)
1st Quarter 2007	Nil	(2.3)	(0.10)
4th Quarter 2006	Nil	(4.8)	(0.12)
3rd Quarter 2006	Nil	(4.0)	(0.10)
2nd Quarter 2006	Nil	(3.6)	(0.09)
1st Quarter 2006	Nil	(2.9)	(0.08)
4th Quarter 2005	Nil	(1.8)	(0.05)
3rd Quarter 2005	Nil	(1.2)	(0.03)

The increase in the second quarter of 2007 resulted primarily from an increase in stock compensation expense.

The decrease in the first quarter of 2007 resulted primarily from a decrease in drilling activities on the Corani project.

The increase in the fourth quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project, in addition the Company had additional exploration costs, including drilling on its Santa Ana project.

The increase in the third quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project.

The increase in the loss for the first quarter of 2006 resulted primarily from increased drilling and other exploration costs incurred on the Corani project.

The increase in the loss for the fourth quarter of 2005 resulted primarily from additional stock compensation expenses as a result of the vesting of stock options granted in the second half of 2005 and increased drilling expenses on Corani.

Liquidity and Capital Resources

On 30 June 2007, the Company had 42,764,523 issued shares. The Company's net working capital as at 30 June 2007 was $4.1 million compared to a net working capital of $4.3 million as at 31 December 2006. The cash balance at 30 June 2007 was $4.5 million compared to $5.0 million as at 31 December 2006. As at 30 June 2007 current liabilities were $0.6 million compared to $0.8 million as at 31 December 2006.

Subsequent to 30 June 2007, the Company completed a private placement through a syndicate of underwriters of 2,425,000 units at a price of C$8.30 a unit for gross proceeds of approximately C$20.1 million. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of C$10.50 over a two year period expiring on 1 August, 2009. The underwriting fees associated with this issuance included a cash commission of 5.5%.

As at 17 August 2007, the Company had 42,764,523 issued shares. The Company has 4,610,350 options which have been granted to directors, officers, employees and consultants to purchase an aggregate of 4,610,350 shares at prices ranging from US$0.50 to Cdn$8.08, expiring at varying dates between 21 April 2008 and 16 May 2012.

With the private placement completed in August of C$20.1, the Company estimates that it has sufficient cash to meet its planned expenditures and operating needs through the end of 2008. This estimate is based on current information, as the Company's expenditures and cash requirements may change over time.

Planned expenditures for the second half of 2007 include the completion of the scoping study at Corani, a resource estimate and the continuation of drilling at the Santa Ana project and continued exploration programs on other projects, as well as the Company's general and administrative costs associated with the exploration of various projects. Planned expenditures for periods beyond 2007 include the exercise of the Corani Option, and dependent on a positive scoping study, a pre-feasibility study would be commenced at the Corani project.

The Company is aware of its cash needs and requirements and may in the future secure additional financing to satisfy its future commitments and planned expenditures, including the commencement of feasibility studies on the Corani and/or the Santa Ana projects. The Company anticipates obtaining additional financing through but not limited to, the issuance of additional equity. The Company believes that given the opportunities that the Corani and Santa Ana Projects represent and the current state of world markets the necessary financing will be obtained, although the Company has no assurance that such financing will be available on favorable terms.

Bear Creek's opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned above are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Bear Creek's performance (as

measured by various factors including the progress and results of the Corani and Santa Ana projects, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

Financing Activity

During the six months ended 30 June 2007, the Company received cash proceeds of $6.1 million from the exercise of 2,071,038 Series D and E and Broker warrants and the exercise of 270,000 options.

Investing Activity

During the six months ended 30 June 2007, the Company made an option payment of $2.0 million related to its Corani option agreement.

Transactions with Related Parties

In connection with the approval of related party transactions, the Company has a policy that requires that the terms of all such transactions must be comparable to terms available in arms-length transactions. Each of the transactions described below meet those requirements.

The Company received legal services, totaling $3,600, from a law firm in which a Director of Bear Creek, is a partner. Legal services were rendered in association with the Company's subsidiary in Peru and its interest in various mineral projects.

The Company received legal services, totaling $50,949, during the period from a law firm in which an Officer of Bear Creek, is a partner. Legal fees related primarily to the amendment of the Company warrants and ongoing other administrative items.

The Company received accounting services from an accounting firm in which an Officer of the Company, is a partner. The total accounting fees paid were $30,712.

The Company received consulting services from a Director of the Company, during the period. The fees were incurred in relation to management consulting services. Total fees paid during the period were $19,000.

Critical Accounting Policies and Estimates

The details of Bear Creek's accounting policies are presented in note 2 of the annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results.

a) Resource Properties

During the period, the Company clarified its accounting policy with respect to acquisition costs. This does not represent a change in accounting policy and there is no effect on prior periods. The Company's revised policy is as follows:

The Company is in the process of developing its mineral properties and has adopted the policy of capitalizing significant acquisition costs for property rights. Mineral exploration costs and maintenance payments are expensed prior to the determination that a property has

economically recoverable ore reserves and maintenance payments. Option payments are considered acquisition costs once the Company has the intention of exercising the option agreement.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

b) Estimates

Financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Financial Instruments

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Corporation's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Section 3855 and 1530 had no impact on the opening equity and losses of the Company nor the quarter.

Disclosure Controls and Internal Control Over Financial Reporting

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the six months ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Approval

The Audit Committee of Bear Creek has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to Bear Creek is on SEDAR at www.sedar.com

Form 52-109F2 – Certification of Interim Filings (CFO)

I, Steven Krause, Chief Financial Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: Aug 22, 2007

"Steven Krause"
Steven Krause
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings (CEO)

I, Andrew Swarthout, President and Chief Executive Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 22, 2007

"Andrew Swarthout"
Andrew Swarthout
President and Chief Executive Officer



CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

3 October, 2007

NEWS RELEASE

BEAR CREEK CORANI PROJECT; METALLURGICAL UPDATE

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to provide a metallurgical testing update on its Corani Silver-Lead-Zinc deposit in Peru, including several positive breakthroughs that will lead to definition of the final flow sheet for processing Corani ore. Metallurgical testing will continue through project development stages, along with ongoing drilling and resource updates. The fourth resource estimate for the Corani Project is expected by year-end 2007.

Andrew T. Swarthout, President/CEO of Bear Creek reports, "Recent testing has led to important advances in defining the final process flow sheet for the Corani deposit. These testing results indicate that the separation of lead and zinc into distinct concentrates is achievable. This is an important advance in indicating the robust economic viability of the Corani silver-base metals deposit. This advanced testing protocol is now being applied to a broader array of composite samples in order to define the anticipated metals recoveries over the entire ore body including the different types of mineralized material. Importantly, the recent results demonstrate that recoveries on the order of 80% for silver and 60% for zinc and lead can be achieved utilizing conventional process technologies."

Recent test work at SGS Vancouver Metallurgy has achieved three significant milestones:

- A large proportion of non-sulfide gangue minerals (silicate minerals with no value) have been eliminated without significant silver losses, and;
- A large part of the pyrite component has been removed without significant metal loss. This is an important metallurgical advantage for complex poly-metallic silver deposits.
- Lead and zinc have been separated into distinct concentrates. Lead concentrates produced in testing are of a commercial grade and further work is planned to improve the grade of zinc concentrates which we believe can be accomplished. Further work will also be done to increase the silver reporting to the lead concentrates.

These advances are very encouraging as they increase the value of the pre-concentrate material by reducing the amount of material containing no metal value by as much as 95% before separating lead and zinc into separate concentrates. They also significantly reduce the amount of material to be potentially treated through cyanide leaching of tailings streams. This is an opportunity to increase silver recoveries and produce silver dore at a lower cost. Lead and zinc separation is now being produced from this improved pre-concentrate and optimization is expected to increase the silver in the lead concentrates in order to improve payable silver conditions. In summary, the recent

advances in pre-concentrate cleaning are expected to produce salable concentrates with recoveries in the range of original expectations.

Mr. Swarthout continues, "Additional testing is necessary to further optimize these results, confirm the anticipated recoveries and accurately predict concentrate and silver dore products for completion of feasibility studies. With this advanced testing protocol, we will move aggressively through the next phase of testing by utilizing three laboratories. Although this is a typical investigative path for poly-metallic deposits, where testing and optimization continue through feasibility, construction, and even into the operating phases of the mine; testing delays continue to be our frustration as labs are stretched to their limits and turn-around times are lengthening. Nevertheless, we are very pleased with our progress and believe the results confirm our opinion that Corani can be developed into a world-class silver base metal mine. Our next phase of testing will focus on increasing the silver reporting to the lead concentrates, improving concentrate grades and testing of leaching of the tailings stream."

It is important to note that the resource block model (see news release 6 Dec '06) shows that, at a 1% cut off grade, the mineable zinc averages 1.88% and occurs within discrete bodies which make up only 14% of the total resource volume. The remaining resource volume averages 0.17% zinc, which may not be economically recoverable. Therefore, lead-zinc separation improvement has more impact on latter mine-life years. The economics of the Corani resource are more sensitive to production of lead-silver concentrates and silver leaching; both of which have shown positive results.

G&T Laboratories program- Testing of seventy-one composite samples distributed throughout the deposits is in progress and scheduled to be completed by mid October. These tests will utilize the now demonstrated testing protocol for gangue-mineral and pyrite rejection prior to splitting of lead (silver) and zinc. Cyanide leaching opportunities for increasing silver recoveries, particularly in "oxidized" portions of the ore bodies will also be evaluated. This testing will provide metallurgical response guidance over a broader distribution of the ore body thereby providing data crucial for mine planning and the eventual conversion of resources to mineable reserves.

"Metallurgical testing will continue for further optimization for feasibility purposes", Swarthout adds. "Twelve diamond drill holes are currently being drilled in the hearts of the Corani deposits to define open-pit bottoms. These drill holes will serve to convert resources to reserves for the pre-feasibility study in 2008; however, they have the added advantage of quickly supplying additional metallurgical sample material from the higher-grade mineralization expected to be mined during the critical early years of mine-life. It is unique for a "junior" company to focus such effort on ore-body modeling and process development; however, we believe that this attention towards defining the design criteria is important in order to demonstrate the ultimate value of Corani."

Resources and Engineering- 120 drill holes completed since the Dec '06 resource estimate are currently being added to the block model by Independent Mining Consultants, Tucson, Arizona. The fourth resource estimate, anticipated by year-end '07, is expected to again convert significant amounts of Inferred resources to the Measured and Indicated categories. The updated resource estimate and metallurgical test results will be incorporated into a scoping study (Preliminary Economic Assessment) by Q1 '08, followed immediately by the commencement of a Pre-feasibility Study.

Additional Drill Results- Drill results for twenty-four exploration diamond drill holes are included in the attached table (http://www.bearcreekmining.com/i/pdf/2007-10-03_CDR.pdf). Eight drill holes are located outside of the current resource limits at Corani Este, Minas Corani and Main

Corani and largely define pit limits. The drilling indicates that resource expansion is likely north of Corani Este and the Corani Este-Minas Corani connector; however, the thickness of the post-mineral tuff will force these resources into the latter years of mine life. Sixteen are exploration holes in the La Curva and Gold target areas. At the Gold target, intercepts range from 6 m to 12 m returning 1.3 g/t to 2.5 g/t gold, extending the footprint of quartz-gold (silver) veining an additional 200 meters into the foot-wall of the main structure. At La Curva, four of ten drill holes intersected mineralization including 16 m averaging 104.0 g/t Ag (C-230A). Bear Creek is encouraged that the La Curva target hosts mineralization of potentially ore-grade tenor; however, to date it has been intersected at too deep a level to be incorporated currently into the resource model. Exploration drilling will resume on the various exploration targets in the largely unexplored district, including La Curva, upon completion of the pit-limit, in-fill drilling.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's engineering programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of Marc Leduc, P.Eng. Bear Creek's Vice President of Technical Services, who serves as the qualified person (QP) under the definitions of National Instrument 43-101.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


BEAR CREEK
MINING CORPORATION

CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

4 October 2007

NEWS RELEASE

BEAR CREEK'S SANTA ANA DRILLING EXPANDS SILVER MINERALIZATION; HIGH-GRADE STRUCTURES ENCOUNTERED; POSITIVE SILVER RECOVERY FROM COLUMN LEACH TESTING

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results from seventeen additional diamond drill holes (3,602 meters). Drilling at Santa Ana now totals 12,802 meters in eighty-two drill holes. Santa Ana is located 200 kilometers south of the Company's world class Corani silver-base metal deposit in southeastern Peru. Highlights of this press release include:

- **Drill hole SA-39A intersects 120m @ 54 g/t Ag, including 10m @ 325 g/t Ag + 3.1% Zn; indicating higher temperatures and potential source to the south where mineralization remains open**
- Drill hole SA-35 intersects **244m @ 30 g/t Ag, including 24m @ 85 g/t Ag.**
- Drill hole SA-35A intersects **40m @ 182 g/t Ag, including 4m @ 1532 g/t Ag.**
- Drill hole SA-37A intersects **152m @ 46 g/t Ag, including 8m @ 141 g/t Ag, 24m @ 114 g/t Ag and 4m @ 96 g/t Ag.**
- Drill hole SA-38A intersects **182m @ 30 g/t Ag, including 8m @ 165 g/t Ag.**
- Drilling under thin soil cover continues to intersect mineralization, including higher-grade structures
- Mineralized footprint **extends 1.3 km by 750 meters** and remains open to the north, south and west where both soil and rock sampling grids are being expanded.

Andrew Swarthout, President and CEO of Bear Creek, states "We are extremely pleased that drilling in "blind" covered areas where the deposit remains open continues to return strongly mineralized intercepts. The long silver intercepts containing higher-grade structures bode well for a low-cost heap leach approach. The source for the mineralization has yet to be identified indicating strong potential for discovering higher grades as the deposit size is increased laterally and at depth. Santa Ana is on track to evolve into a large, low-cost, pure silver deposit."

Drilling results are as follow. All intercepts are down-hole lengths and true widths have not been calculated.

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) DTH	Silver (grams per tonne)	Lead (%)	Zinc (%)
SA-33	285	-50	235.3	80	102	22	34.8	0.3	0.6
				126	140	14	34.6	0.2	0.5
				214	228	14	29.1	0.2	0.2
SA-33A	105	-50	252.8	96	136	40	17.4	0.1	0.2
SA-33B	105	-80	130.0	48	60	12	16.0	0.2	0.6
SA-34	100	-60	197.0	0	186	186	27.1	0.3	0.5
SA-35	270	-60	257.2	0	244	244	29.5	0.3	0.5
includes				82	94	12	122.5	1.0	0.9
and				116	140	24	84.9	0.6	1.0
and				188	192	4	90.0	0.1	0.1
SA-35A	90	-60	257.0	44	50	6	35.3	0.2	0.3
				58	68	10	30.8	0.2	0.4
				98	100	2	78.0	0.6	0.6
				130	162	32	36.4	0.2	0.3
				180	220	40	182.1	0.4	0.4
includes				204	208	4	1532.0	2.4	2.4
SA-35B	180	-60	242.0	0	100	100	18.8	0.2	0.5
				138	210	72	37.8	0.2	0.3
includes				184	208	24	65.0	0.3	0.3
SA-36	300	-60	204.9	14	34	20	46.0	0.2	0.3
				52	66	14	39.7	0.5	0.9
				138	188	50	34.2	0.2	0.3
includes				146	158	12	61.5	0.1	0.2
SA 36A	120	-60	210.0	10	190	180	17.6	0.1	0.3
includes				116	130	14	101.6	0.3	0.3
SA-36B	180	-60	194.0	6	186	180	20.3	0.2	0.3
includes				70	124	54	29.4	0.1	0.3
and				154	160	6	144.0	1.3	1.3
SA-37	270	-60	210.5	46	48	2	100.0	0.6	1.5
				66	110	44	32.0	0.2	0.4
includes				100	108	8	72.8	0.3	0.6
SA-37A	90	-70	215.2	42	194	152	45.9	0.4	0.8
includes				56	64	8	140.8	1.3	2.0
and				130	154	24	114.2	0.6	1.3
and				178	182	4	96.0	1.0	1.4

SA 38	270	-60	161.0	60	126	**66**	**51.8**	**0.3**	**0.5**
includes				78	90	**12**	**138.0**	**0.6**	**0.7**
SA 38A	90	-60	224.0	34	216	**182**	**30.3**	**0.3**	**0.5**
includes				180	188	**8**	**164.5**	**1.3**	**1.5**
SA 38B	135	-60	200	54	78	**24**	**53.8**	**0.7**	**1.1**
				90	106	**16**	**53.4**	**1.0**	**1.8**
				114	144	**30**	**90.0**	**0.9**	**1.7**
SA 39	300	-60	223.0	0	14	**14**	**12.6**	**0.3**	**0.3**
and				104	164	**60**	**14.0**	**0.1**	**0.1**
and				196	214	**18**	**17.5**	**0.1**	**0.3**
SA 39A	120	-60	190	0	120	**120**	**53.4**	**0.7**	**1.1**
includes				66	72	**6**	**325.0**	**1.2**	**3.1**
				140	154	**14**	**51.9**	**0.5**	**0.3**

(Full drill results can be found at www.bearcreekmining.com. To access the silver drill hole map directly please refer to http://www.bearcreekmining.com/i/pdf/Santa_Ana_dh_map.pdf)

These new drill results demonstrate that blind, high-grade structures within large halos of lower grade heap-leach material continue to be intersected at Santa Ana (SA-35 and 37A). Given the intersection of these blind structures under areas of soil cover with no outcrops, grid drilling is now proceeding with 2 rigs simultaneously testing to the north and south of the main silver anomaly.

Data is being assembled that will allow for a resource estimation anticipated by year-end '07. Rock chip and soil grids are being extended to the north (1km) and west (250m) and results will be followed up by drilling as warranted.

Santa Ana Metallurgy

Three column heap leach tests in progress at McClelland labs confirm that the mineralized material responds very well to conventional leaching techniques. Ultimate recoveries of silver on a heap leach are projected to be at least 60% for the conventional crushed heap leaching method and at least 70% for the pulp agglomeration method based on preliminary results that indicate that after 75 days of column leach testing, recoveries are 55% to 58% of the silver from ¾-inch crushed material and 68% using a pulp agglomeration method. The tests are still continuing and silver is still being leached at satisfactory rates. Column leaching will continue until 90 days, or effluent levels decrease to below 1 g/t silver, at which time the columns will be unloaded, screened and assayed, and final recoveries will be determined.

Importantly, several diagnostic shaker leach tests have been performed on samples from the new expanded areas recently discovered by drilling and these mineralized extensions respond similarly to the material used in the column tests; indicating the silver will be leachable throughout the current deposit footprint.

The Company will be initiating a third phase of column testing later in the year to evaluate the new discovery zones and examine optimal crushing versus leach recoveries.

Santa Ana Resource and Engineering

The Company is now preparing an independent resource estimate which will include all the holes drilled to date. The resource estimate is being prepared by Independent Mining Consultants of Tucson, Arizona. The intent is to use this resource estimate to prepare a Preliminary Economic Assessment of the deposit and help guide the Company forward on development plans. At this time the Company will look at a bulk tonnage open pit feeding either a conventional heap leach or a pulp agglomeration heap leach silver mine.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration and/or Marc Leduc, P. Eng., Vice President of Technical Services and the President and CEO, Andrew Swarthout, P.Geo., who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Juliaca, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.



CORPORATE HEADQUARTERS • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

15 November, 2007

NEWS RELEASE

BEAR CREEK'S CORANI SILVER DEPOSIT; POSITIVE METALLURGICAL PROCESS RECOVERIES ESTABLISHED; ELEMENTS IN PLACE TO COMPLETE SCOPING STUDY IN Q1 2008

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to provide a metallurgical testing update on its Corani Silver-Lead-Zinc deposit in Peru. Testing has now advanced to the point where the production of marketable concentrates has been demonstrated. Recoveries of silver, lead and zinc are as per Bear Creek's previous guidance of 80% silver and 60% lead and zinc. These metallurgical testing results will be incorporated into a Scoping Study (Preliminary Economic Assessment) to be completed in the first quarter of 2008. The fourth resource estimate for the Corani Project, expected by year-end 2007, will provide the resource basis for the study.

Variability tests completed at G&T Laboratories during October confirm that conventional flotation is viable for the Corani ores as predicted by the SGS Vancouver testing (see news release dated 3 October 2007). Test work is now at a sufficient level to define the preliminary flow sheet and concentrate marketing variables necessary for completion of the scoping study and preliminary economic assessment.

Metallurgical testing will continue to optimize the processing methods for feasibility study purposes. Twelve diamond drill holes are currently being drilled in the hearts of the Corani deposits for final open pit-wall determinations. These drill holes will supply additional material for continued metallurgical optimization testing within the higher-grade cores of the deposits. Testing will continue to focus on increasing selectivity and maximizing the amount of silver reporting to the lead concentrate. Direct whole ore leaching will also be evaluated for lower-grade, peripheral portions of the deposit which have lower base-metals credits.

Andrew T. Swarthout, President and CEO of Bear Creek stated, "We are extremely pleased with the results of the latest round of metallurgical testing as we have established that we can achieve high recoveries and marketable concentrates for the Corani silver-base metal mineralization using industry standard technology. Additionally we believe that the presence of a high grade core, combined with the mine sequencing information expected from the fourth resource estimate, will provide a very robust economic model for the project."

SGS Vancouver Metallurgy- The recent advances have primarily been achieved through improved control of processing parameters thereby rejecting pyrite and non-sulfide waste minerals in the early stages of the flotation process with minimal metal losses. Specifically, reductions in collector doses and a proper mix of both flotation collectors and zinc depressants have allowed more efficient separation into commercial lead and zinc concentrates.

G&T Laboratories program- Testing of seventy-one composite samples distributed throughout the deposits has been completed and the preliminary results show that the high-grade mineralized cores of the Este, Minas and Main zones respond very well to flotation. The test work also showed that the majority of the material in the west limb of Minas and the principal vein of the Main Zone, which represents the oxidized, lower-grade portions of the deposits, responds very well to conventional cyanide leaching methods. Testing will continue on these zones to evaluate silver dore production through heap and/or agitation leaching.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:
All of Bear Creek's engineering programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of Marc Leduc, P.Eng. Bear Creek's Vice President of Technical Services, who serves as the qualified person (QP) under the definitions of National Instrument 43-101.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

BEAR CREEK MINING CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2007

EXPRESSED IN US FUNDS

(Unaudited)


BEAR CREEK
MINING CORPORATION

CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

19 November 2007

NEWS RELEASE

BEAR CREEK SANTA ANA DRILLING CONTINUES TO EXPAND SILVER MINERALIZATION, INCLUDING HIGH-GRADE ADDITIONAL POSITIVE METALLURGICAL RESULTS REPORTED

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results from sixteen additional diamond drill holes (3,775 meters). Drilling at Santa Ana now totals 16,577 meters in ninety-eight drill holes. Santa Ana is located 200 kilometers south of the Company's Corani silver-base metal deposit in southeastern Peru. Highlights of this press release include:

- **Drill hole SA-42A intersects 32m @ 203.7 g/t Ag, including 6m @ 884.7 g/t Ag**
- **Drill hole SA-41A intersects 32m @ 64.8 g/t Ag, including 12m @ 123.7 g/t Ag**
- **Drill hole SA-43 intersects 106m @ 30.8 g/t Ag, including 12m @ 88.5 g/t Ag and 1.2% Zn**
- **Drill hole SA-45 intersects 100m @ 27.8 g/t Ag and 7m @ 372.2 g/t Ag (TD)**
- **Drill hole SA-46 intersects 50m @ 85.4 g/t Ag, including 24m @ 133.9 g/t Ag**
- **Drilling under thin soil cover continues to intersect mineralization, including higher-grade structures**
- Mineralized footprint now **extends 1.8km by 850 meters** and remains open in all directions.

Andrew Swarthout, President and CEO of Bear Creek, states "We continue to intersect strong mineralization as we step out into the open directions of this large silver system. Drill holes SA-42A and SA-46 validate the soil geochemical anomaly to the southwest and holes SA-43 and SA-45 show continued mineralization west under the post-mineral tuff. On the southeast, drill hole SA-41A, in conjunction with the previously reported SA-39, indicate mineralization along the untested eastern side of the range-front where colonial workings evidence potential mineralization for a distance of 400 meters. In addition, drilling is in progress 300 and 500 meters north of the northern-most, mineralized drill hole SA-30. The first resource calculation is being prepared but as in any emerging, significant discovery, this will likely be only an initial snap-shot as drilling is continuing to extend the footprint and the edges of the

mineralization have not yet been defined. We are very pleased that the metallurgical testing is on track to be able to produce a scoping study of the project in the first quarter 2008."
Drilling results are as follow. All intercepts are down-hole lengths and true widths have not been calculated.

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) DTH	Silver (grams per tonne)	Lead (%)	Zinc (%)
SA-40	285	-60	203.0	0	38	38	28.8	0.2	0.2
includes				4	8	4	170.0	0.5	0.3
				102	146	44	41.2	0.5	0.9
includes				114	116	2	454.0	2.3	4.5
				170	200	30	31.2	0.2	0.5
SA-40A	105	-50	278.6	0	54	54	16.7	0.1	0.2
				68	98	30	30.1	0.2	0.4
				172	268	96	27.8	0.2	0.3
includes				174	176	2	179.0	1.1	1.2
				248	256	8	102.0	0.3	0.3
SA-40B	105	-80	218.5	0	6	6	27.0	0.1	0.1
				28	68	40	27.4	0.3	0.4
				86	98	12	19.3	0.4	1.1
				122	142	20	48.1	0.3	0.3
includes				138	140	2	215.0	1.0	0.7
SA-41	300	-50	170.5	56	84	28	45.2	0.6	1.7
includes				64	74	10	88.0	0.8	2.3
				106	118	12	22.3	0.1	0.1
				134	150	16	26.2	0.1	0.2
SA 41A	120	-70	234.2	60	70	10	202.8	0.5	1.5
				94	126	32	64.8	0.2	0.4
includes				96	108	12	123.7	0.2	0.4
SA-42	325	-40	190.5	104	148	44	52.1	0.4	0.5
includes				112	126	14	108.7	0.6	0.4
SA-42A	180	-50	362.6	50	76	26	56.1	0.2	0.2
includes				56	62	6	160.0	0.4	0.3
				146	162	16	47.6	0.6	1.0
				204	216	12	40.2	0.4	0.4
				248	280	32	203.7	0.4	0.3
includes				270	276	6	884.7	0.6	0.4
SA-43	270	-60	208.4	46	152	106	30.8	0.2	0.5
includes				62	74	12	88.5	0.5	1.2
SA-43A	90	-60	220.0	54	92	38	71.2	0.4	0.9

	Azimuth (degrees)	Inclination (degrees)	Total Depth					Lead	Zinc
SA-44	340	-40	252.5	106	114	8	23.8	0.3	0.8
				130	156	26	36.3	0.2	0.5
				188	198	10	60.4	0.2	0.4
SA-44A	180	-50	137.2	No significant intervals					
SA-45	90	-60	287.0	50	150	100	27.8	0.3	0.9
includes				56	76	20	61.3	0.5	1.2
				216	248	32	9.1	0.9	1.4
				280	287(TD)	7	372.2	1.2	0.9
SA-45A	270	-50	240.2	0	70	70	39.5	0.2	0.3
includes				6	16	10	65.8	0.3	0.2
and				32	52	20	70.2	0.4	0.3
				152	164	12	85.0	0.7	1.1
SA-46	160	-50	348.3	112	124	12	34.2	0.2	0.8
				144	168	24	33.8	0.4	0.4
				234	246	12	59.5	0.6	0.7
				280	282	2	179.0	1.1	0.9
				296	346	50	85.4	0.2	0.4
includes				296	320	24	133.9	0.3	0.5
SA-47	340	-60	211.5	38	72	34	16.9	0.2	0.2
				114	128	14	66.9	0.4	0.7
SA-47A	160	-50	212.0	0	10	10	23.6	0.2	0.1
				80	168	88	23.9	0.4	0.6
includes				82	96	14	47.0	0.5	0.6

(Full drill results can be found at www.bearcreekmining.com. To access the silver drill hole map directly please refer to http://www.bearcreekmining.com/i/pdf/SantaAnaDHMap20071113.pdf)

Drilling continues to intersect blind, high-grade structures within large halos of lower grade heap-leach material (SA-42A, SA-43 and SA-45). New soil and rock grid sampling data from areas with no outcrops has extended the mineralization 500m to the north and 100m to the west and these areas, as well as infill holes, will be followed up through grid drilling that is continuing with 2 rigs. Data is being assembled that will allow for a resource estimation anticipated in early 2008.

Santa Ana Metallurgy: The testing of three columns simulating heap leach conditions is scheduled to be completed on Nov 21st following 120 days of leaching, at which time the columns will be unloaded for screen-fraction analyses and assay of residuals. By early December, the final recoveries and reagent consumptions will be calculated, and an analysis of optimum crushing sizes for heap leach feed can be made for scoping and Preliminary Economic Assessment purposes. Recoveries on the order of 60% to 65% silver for average grade conventional crushed heap leaching method (3/4 inch crush) and at least 70% silver for the pulp agglomeration method are expected based on preliminary results.

Santa Ana Resource and Engineering: Independent Mining Consultants, Tucson, AZ is preparing the first resource estimate of the project based upon drill results through November 14, 2007. The data base will include 16,576 meters of diamond core drilling in ninety-eight drill holes. The resource estimate, in conjunction with the final column leach test results, will provide the basis for the scoping study and Preliminary Economic Assessment for the first quarter 2008. Additional resource estimates will be performed as drilling results warrant.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:

All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration and/or Marc Leduc, P. Eng., Vice President of Technical Services and the President and CEO, Andrew Swarthout, P.Geo., who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Juliaca, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Bear Creek Mining Corporation
(An Exploration Stage Company)

Statement 1

Interim Consolidated Balance Sheets

U.S. Funds

ASSETS			As at 30 September 2007 (Unaudited)		As at December 31 2006
Current	Cash and cash equivalents	$	19,712,637	$	5,024,649
	Short-term investments *(Note 4)*		52,876		-
	Prepaid expenses and advances		205,389		130,562
			19,970,902		5,155,211
Equipment *(Note 5)*			315,311		250,821
Future Reclamation Costs			250,000		-
Resource Acquistion Costs *(Note 6)*			2,000,000		-
		$	22,536,213	$	5,406,032

LIABILITIES					
Current	Accounts payable and accrued liabilities	$	304,041	$	820,391
Asset retirement Obligation			250,000		-
			554,041		820,391
SHAREHOLDERS' EQUITY					
Share Capital	Authorized: *(Note 7a)*				
	Unlimited common shares without par value				
	Issued and fully paid:				
	45,189,523 (2006 - 40,423,485) common shares		48,954,753		28,330,924
	Contributed surplus *(Note 7b)*		10,357,750		4,436,161
			59,312,503		32,767,085
Deficit - *Statement 2*			(37,330,331)		(28,181,444)
			21,982,172		4,585,641
		$	22,536,213	$	5,406,032

Commitments *(Note 10)*
Subsequent events *(Note 11)*

ON BEHALF OF THE BOARD:

"Catherine McLeod Seltzer" , Director

"Andrew Swarthout" , Director

See Accompanying Notes

Bear Creek Mining Corporation

(An Exploration Stage Company)

Statement 2

Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit

U.S. Funds

Unaudited

	For the Three Months Ended 30 September 2007	For the Three Months Ended 30 September 2006	For the Nine Months Ended 30 September 2007	For the Nine Months Ended 30 September 2006
Operating Expenses				
Exploration costs - schedule	$ 2,513,647	$ 3,127,126	$ 6,634,233	$ 8,425,762
Stock compensation expense	778,663	703,399	2,599,043	1,978,608
Wages and management salary	91,878	107,352	266,209	280,479
Professional fees	121,411	55,324	235,497	208,314
Shareholder information and filing fees	57,868	22,620	213,461	141,750
Travel	42,042	35,651	147,713	98,571
General administrative expenses	62,825	106,852	190,903	224,637
Amortization	780	2,513	2,531	3,214
	(3,669,114)	(4,160,837)	(10,289,590)	(11,361,335)
Other Items				
Foreign exchange gain	585,961	69,288	886,135	540,962
Gain on held for trading investments	2,401	-	2,401	-
Interest income	140,218	79,392	252,167	275,464
	728,580	148,680	1,140,703	816,426
Loss and Comprehensive Loss for the Period	(2,940,534)	(4,012,157)	(9,148,887)	(10,544,909)
Deficit - Beginning of period	(34,389,797)	(19,455,364)	(28,181,444)	(12,922,612)
Deficit - End of Period	$ (37,330,331)	$ (23,467,521)	$ (37,330,331)	$ (23,467,521)
Loss per Share - Basic and Diluted	$ (0.07)	$ (0.10)	$ (0.21)	$ (0.27)
Weighted Average Number of Shares Outstanding	44,398,534	40,140,373	43,099,625	39,196,025

See Accompanying Notes

Bear Creek Mining Corporation

(An Exploration Stage Company)

Statement 3

Interim Consolidated Statements of Cash Flow

U.S. Funds

Unaudited

	For the Three Months Ended 30 September 2007	For the Three Months Ended 30 September 2006	For the Nine Months Ended 30 September 2007	For the Nine Months Ended 30 September 2006
Operating Activities				
Loss for the period	$ (2,940,533)	$ (4,012,157)	$ (9,148,887)	$ (10,544,909)
Items not affecting cash:				
Stock compensation	778,663	703,399	2,599,043	1,978,608
Amortization included in exploration costs	18,207	-	36,802	-
Amortization	780	1,441	2,531	6,566
Shares received on options payments	(2,401)	2,513	(25,179)	3,214
	(2,145,284)	(3,304,804)	(6,535,690)	(8,556,521)
Changes in:				
Prepaid expenses and advances	6,381	(17,609)	(74,826)	(60,286)
Accounts payable and accrued liabilities	(333,720)	572,672	(516,351)	985,496
Short-term investments	(27,697)	-	(27,697)	-
Cash used in operating activities	(2,500,320)	(2,749,741)	(7,154,564)	(7,631,311)
Investing Activities				
Purchase of equipment	(99,239)	(67,012)	(103,823)	(147,142)
Resource Acquisition costs	-	-	(2,000,000)	-
Cash used in investing activities	(99,239)	(67,012)	(2,103,823)	(147,142)
Financing Activities				
Share capital and warrants issued - net	17,819,916	869,836	23,946,375	4,774,846
Cash received from financing activities	17,819,916	869,836	23,946,375	4,774,846
Net Increase in Cash Position	15,220,357	(1,946,917)	14,687,988	(3,003,607)
Cash position - Beginning of period	4,492,280	11,065,998	5,024,649	12,122,688
Cash Position - End of Period	$ 19,712,637	$ 9,119,081	$ 19,712,637	$ 9,119,081
Non-cash Investing and Financing Activities				
Fair value of options and warrants exercised	$ -	$ 492,319	$ 154,798	$ 834,589

See Accompanying Notes

Bear Creek Mining Corporation

(An Exploration Stage Company)

Schedule

Interim Consolidated Schedule of Exploration Costs

U.S. Funds

Unaudited

		For the Three Months Ended 30 September 2007	For the Three Months Ended 30 September 2006	For the Nine Months Ended 30 September 2007	For the Nine Months Ended 30 September 2006
Corani	Drilling	$ 445,961	$ 1,481,027	$ 1,828,996	$ 3,775,312
	Salary and consulting	369,479	328,880	870,772	746,976
	Travel	122,286	73,345	346,678	201,819
	Assaying and sampling	57,870	90,474	188,309	319,591
	Supplies and general	78,465	46,267	135,616	113,338
	Maintenance costs	2,540	29,121	26,688	372,859
	Geophysics	1,467	140,811	19,905	403,706
		1,078,068	2,189,925	3,416,964	5,933,601
Santa Ana	Drilling	483,732	135,917	780,057	135,917
	Salary and consulting	58,307	32,580	146,953	45,112
	Travel	104,000	7,628	125,702	16,369
	Assaying and sampling	52,515	13,495	101,269	13,495
	Maintenance costs	11,492	-	46,610	29,690
	Supplies and general	41,520	12,364	70,758	20,422
	Geophysics	3,800	1,256	6,572	1,743
		755,366	203,240	1,277,921	262,748
El Abuelo	Drilling	-	-	153,580	-
	Salaries and consulting	5,949	-	35,538	-
	Travel	10,945	-	25,711	-
	Supplies and general	(5,297)	-	13,681	-
	Assaying and sampling	-	-	12,446	-
	Geophysics	-	-	42	-
		11,597	-	240,998	-
Don Marcelo	Maintenance costs	60,108	-	95,208	-
	Geophysics	81,089	-	81,089	-
	Salaries and consulting	23,828	-	50,299	-
	Travel	15,151	-	22,998	-
	Supplies and general	4,750	-	12,117	-
	Assaying and sampling	6,603	-	11,292	-
		191,529	-	273,003	-
Generative					
	Salaries and consulting	115,293	43,217	312,522	245,952
	Supplies and general	2,663	207,188	147,098	433,650
	Travel	24,914	11,695	51,746	39,276
	Assaying and sampling	13,178	-	22,582	11,933
	Geophysics	1,466	5,381	5,051	13,227
	Maintenance costs	(8,338)	-	5,618	9,935
		149,176	267,481	544,617	753,973
Other Properties		32,835	57,004	103,988	420,518
IGV		295,076	409,476	776,742	1,054,922
Costs for the Period		$ 2,513,647	$ 3,127,126	$ 6,634,233	$ 8,425,762

See Accompanying Notes

---

1. Nature of Business

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties principally located in Peru with the objective of identifying mineralized deposits economically worthy of sale or development for the creation of value for shareholders.

---

2. Significant Accounting Policies

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended 31 December 2006.

Change in Accounting Policies

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition Measurement, 3865, Hedges and 1530, Comprehensive Income, on January 1, 2007 which addresses the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income. The adoption of these accounting policies did not have a material effect on the financial statements of the Company upon adoption.

Mineral Acquisition and Exploration Costs

During the period, the Company clarified its accounting policy with respect to acquisition costs. This does not represent a change in accounting policy and there is no effect on prior periods. The Company's revised policy is as follows:

The Company is in the process of developing its mineral properties and has adopted the policy of capitalizing significant acquisition costs for property rights. Mineral exploration costs and maintenance payments are expensed prior to the determination that a property has economically recoverable ore reserves. Option payments are considered acquisition costs once the Company has the intention of exercising the option agreement.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment,

management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Short-term Investments

All short term investments are classified as held-for-trading financial instruments as the Company intends to use these investments in its normal course of financing its exploration activities. The held-for-trading classification was applied to estimate the fair value of short term investments at balance sheet dates using quoted market bid prices at close of business on the balance sheet date with changes in fair value recorded in the statement of loss.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term investments and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company holds cash balances and incurs payables that are denominated in Canadian Dollars. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar and the U.S. Dollar, resulting in currency gains or losses for the Company.

4. Short-term Investments

At September 30, 2007 the Company owned 55,556 shares of Chapleau Resources Ltd. The fair market value and the cost are as follows:

		September 30, 2007
Fair value	$	25,179
Cost		22,778
Unrealized gain (cumulative)	$	2,401

Included in short-term investments is a guaranteed investment certificate for $27,697 which has a maturity date greater than 90 days.

5. Equipment

Details are as follows:

	30 September 2007			31 December 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 29,132	$ 15,681	$ 13,451	$ 27,165	$ 12,450	$ 14,715
Exploration equipment	418,047	116,187	301,860	316,191	80,085	236,106
	$ 447,179	$ 131,868	$ 315,311	$ 343,356	$ 92,535	$ 250,821

6. Resource Property Costs

Cumulative resource expenditures, per project under active exploration, are as follows:

	Capitalized Acquisition Costs	Maintenance Costs	Exploration Costs	Total Incurred to 30 September 2007
Corani Project, Peru	$ 2,000,000	$ 26,688	$ 12,976,633	$ 15,003,321
Santa Ana Project, Peru	-	46,610	2,084,137	2,130,747
Don Marcelo Project, Peru	-	95,208	187,821	283,029
	$ 2,000,000	$ 168,506	$ 15,248,591	$ 17,417,097

a) Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. In order to earn its 70% interest, the Company, at its option, must make payments of $5,400,000 over three years. To date, Bear Creek has made the required payments totalling $2,400,000 (of which $2,000,000 was paid within the current year), with the final payment of $3 million due on or before 19 January 2008.

Once the 70% interest is earned, Rio Tinto shall have 90 days from the date of receipt to elect, at its sole discretion, either to offer its remaining 30% interest in the Property to Bear Creek for $5,000,000 and additional "Success Payments" as described below or enter into a joint venture agreement with Bear Creek. The joint venture agreement stipulates dilution clauses for each party consistent with industry practices. If at any time either Bear Creek's or Rio Tinto's interest is diluted to 10% or less, by either electing or by default in making the required capital contributions, then the shareholder shall be deemed to have withdrawn its entire shareholding interest. The party that relinquishes this interest shall have the right to receive for consideration a 3% Net Smelter Royalty ("NSR") on all sales of gold or silver ("Precious Metals Royalty") and a 1.5% NSR royalty on all sales of base minerals ("Base Metals Royalty"). These royalties can be purchased jointly or separately by the remaining shareholder under the following terms: (i) up to two-thirds of the Precious Metals Royalty (thereby reducing the Precious Metals Royalty to 1%) for a royalty buy-out price equal to $20 million for each one-third of the

Precious Metals Royalty purchased; and (ii) the entire Base Metals Royalty for a buy-out price equal to $20 million.

In addition to the payments listed above, the Company will also pay pro rata Success Payments of $1.10 per ounce of gold, $0.015 per ounce of silver, and $0.005 per pound of copper, based upon recoverable metal as defined in a feasibility study. The Company will pay additional cash Success Payments of $5 million for each event that the Recoverable Reserves exceed 1 million ounces of gold and/or 100 million ounces of silver, subject to a maximum amount of $10 million. To date the Company has not completed a Feasibility Study to determine the Recoverable Reserves. The Success Payments will be payable within thirty days following acceptance of the feasibility study by Rio Tinto. Should the Recoverable Reserves, as defined at commencement of commercial production, be 20% or more than the Recoverable Reserves defined by a Feasibility Study, the Company will then adjust the Success Payments and pay Rio Tinto the balance.

Rio Tinto has the claw-back right to earn up to a 60% interest in the project from Bear Creek by reimbursing the Company three times its pro-rated total direct exploration expenditures should the Economic Resources exceed 5 million tonnes of copper or exceed 10 million ounces of gold-equivalent precious metal mineralization (500 million ounces of silver). In addition, if the claw-back right is exercised, Rio Tinto will provide Bear Creek financing on its 40% interest, on a deferred carried basis, on which interest shall accrue at an annual rate equal to the rate of LIBOR plus 4% per annum, to be repaid monthly after the commencement of commercial production. The claw-back right ceases once the Decision to Mine has been made.

b) Santa Ana Project

During 2004, the Company acquired an option to earn a 100% interest in the Santa Ana property in southeastern Peru. The property is subject to payments totalling 3% of direct exploration expenditures to a maximum lifetime payment of $280,000, of which $24,654 has been expensed to 30 September 2007.

c) Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill programme of 1,500 meters in the first year.

The Company can acquire the remaining 25% by either granting a 1.25% NSR or by making the following additional payments of: $10 million for gold recoveries up to 2 million ounces, $20 million for gold recoveries between 2 and 5 million ounces, or $30 million for gold recoveries in excess of 5 million ounces.

d) El Abuelo Project

On 18 October 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 100% interest in the El Abuelo property located in Peru. In April 2007, management of the Company decided to cancel its option agreement relating to the El Abuelo property.

e) AngloGold Exploration Alliance

The Company acquired certain data from AngloGold Ashanti Exploraciones del Peru S.A. ("AGA") in exchange for the issuance of 200,000 common shares of the Company's stock, 1 million warrants priced at CDN$1.50 (exercised in 2005), and 1 million warrants priced at CDN$2.20 to expire 12 January 2007 (exercised in March 2006). Any properties acquired will be subject to certain back-in rights in favor of AGA; namely, AGA has a "back-in" right to acquire a 65% interest in any prospect, acquired through the use of this data package, by funding a feasibility study and providing Bear Creek a full carried interest to production. None of the active projects of the Company are subject to this back-in.

f) Antash Project

Bear Creek has an option to acquire 100% of the Fe y Esperanza 1 prospect through escalating cash payments totalling $665,000 by October 2008. Once the prospect is transferred to Bear Creek, a 2% NSR will be granted to the optionor. The NSR payments are capped to a maximum of US$700,000. The Fe y Esperanza 1 and the Antash 1 (100% Bear Creek property) form the project named Antash. In March 2007 Bear Creek signed an Agreement with Aztec Metals where Aztec can acquire a 51% interest in Antash by: a) meeting the cash payment obligations that Bear Creek has to the owner of Fe y Esperanza; b) meeting 100% of Bear Creek's finders fee obligations to a Peruvian individual during the first year and 51% after vesting its interest; and c) completing a 1,000 metres drilling program within 12 months of the signature of the agreement. In August, the Company has received $27,181 as reimbursement of expenditures. Subsequent to September 30, 2007, the Company received $39,669 from Aztec.

g) Ataspaca Project

The Company entered into a term sheet dated 29 May 2002 and earned a 50% interest and management control of a mineral claim named "Brisa 1" in the Tacna region, Southern Peru, known as the Ataspaca Project, from Southwestern Resources Corp. ("SW").

On 17 November 2004, the Company and SW entered into an agreement with Anglo American Exploration Peru ("AAEP"), whereby AAEP will continue exploration. Under the terms of the agreement, AAEP must incur exploration expenditures of $2,750,000 over a four-year period and make payments totalling $150,000 over a two-year period in order to earn a 60% interest in the project. The agreement took effect in November 2006 when AAEP acquired a federal decree allowing it as a foreign company to acquire title of mineral rights within the 50km border zone of Peru. To date, the Company has received $34,260 as reimbursement of expenditures. AAEP has decided to terminate its agreement.

Management has reviewed its exploration results on the project, and has terminated its joint venture with SW and interest in the project (Note 11).

h) La Yegua

In February 2007 Bear Creek signed a Letter of Intent with Chapleau Resources Ltd. ("Chapleau") in which Chapleau may acquire up to a 75% interest in the La Yegua project. La Yegua is a porphyry copper-molybdenum project, which is 100% owned by the Company and is located in the Apurimac region of Southern Peru. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and issuing the equivalent of $350,000 in Chapleau shares, which is based on the market price of Chapleau shares at

the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%. In April 2007, the Company received 55,556 shares of Chapleau, which have a value of approximately $25,179 (Note 4).

7. Share Capital

a) **Details of shares issued are as follows:**

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and fully paid:			
Balance - 31 December 2005	37,618,609	$	22,448,748
Shares issued for stock options exercised	764,650		469,963
Shares issued for warrants exercised	1,040,226		2,616,523
Shares issued for exploration alliance warrants exercised	1,000,000		1,905,752
Fair value of options and warrants exercised	-		889,938
Balance – 31 December 2006	40,423,485		28,330,924
Shares issued for stock options exercised	270,000		183,582
Shares issued for warrants exercised	2,071,038		5,942,877
Fair value of options and warrants exercised	-		154,798
Shares issued for private placement	2,425,000		15,222,139
Share issuance costs – private placement			(879,567)
Balance – 30 September 2007	45,189,523	$	48,954,753

On 1 August 2007, the Company completed a private placement through a syndicate of underwriters of 2,425,000 units at a price of C$8.30 a unit for gross proceeds of approximately C$20.1 million. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of C$10.50 over a two year period expiring on 1 August, 2009. The Underwriters received a cash commission of 5.5% of the gross proceeds.

The fair value attributable to the common shares and warrants was $15,222,139 and $3,477,344 respectively (Note 7d).

b) **Details of Contributed Surplus:**

		Nine Months Ended 30 September 2007
Balance – Beginning of Period	$	4,436,161
Fair value of private placement warrants		3,690,596
Fair value of stock-based compensation		2,599,043
Fair value of broker warrants exercised		(16,845)
Fair value of stock options exercised		(137,953)
Issuance costs		(213,252)
Balance – End of Period		10,357,750

c) **Share Purchase Options**

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. Options begin vesting on the grant date based on a schedule outlined in the share purchase option plan.

	Number of options	Weighted average exercise price (In CDN$)
Options outstanding at 31 December 2005	5,130,000	1.49
Granted	235,000	6.38
Exercised	(764,650)	0.69
Cancelled	(245,000)	1.99
Options outstanding at 31 December 2006	4,355,350	1.87
Exercised	(270,000)	0.80
Granted	525,000	7.99
Options outstanding at 30 September 2007	4,610,350	2.65

A summary of the Company's options as at 30 September 2007 is as follows:

	Number	Price per Share	Expiry Date
Options	1,135,000	US$0.50	21 April 2008
	255,000	US$0.50	5 June 2008
	20,000	US$0.50	2 July 2009
	792,850	Cdn$0.70	24 November 2009
	730,000	Cdn$3.00	5 August 2010
	835,000	Cdn$3.00	5 August 2010
	100,000	Cdn$4.75	6 December 2010
	107,500	Cdn$4.60	31 May 2011
	110,000	Cdn$8.08	22 August 2011
	525,000	Cdn$7.99	16 May 2012
	4,610,350		

4,189,100 options have vested as at 30 September 2007.

On 17 May 2007, the Company granted employees, consultants and officers of the Company, options to purchase up to 525,000 common shares of the Company at an exercise price of C$7.99 per share. These options have a $3,100,998 estimated value on the grant date.

These options were valued at $3,100,998 using the Black-Scholes option pricing model, based on the following assumptions:

	17 May 2007
Expected dividend yield	0.00%
Expected stock price volatility	112%
Risk-free interest rate	4.30%
Expected life of options	5 years

The weighted average fair value of the options granted was $5.91.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

d) **Share Purchase Warrants**

	Number	Price per Share	Expiry Date
Warrants	1,212,499	C$10.50	1 August 2009

The warrants granted in the private placement on 1 August 2007, were valued at $3,690,596 using the Black-Scholes option pricing model, based on the following assumptions:

	1 Aug 2007
Expected dividend yield	0.00%
Expected stock price volatility	110%
Risk-free interest rate	4.67%
Expected life of warrants	2 years

The weighted average fair value of the warrants granted was Cdn$4.01.

8. Related Party Transactions

The following represents the details of related party transactions paid or accrued during the nine months ended 30 September:

		2007		2006
Consulting fees paid to a director of the Company	$	34,900	$	31,000
Legal fees paid to a firm in which a director of the Company is a partner	$	35,243	$	28,465
Legal fees paid to a firm in which an officer of the Company is a partner	$	126,886	$	133,890
Accounting fees paid to a firm in which an officer of the Company is a partner	$	48,275	$	39,810

Included in accounts payable are $10,424 of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

9. Segmented Information

The Company has one operating segment, which is mineral exploration. All of the Company's exploration expenses as disclosed on the exploration cost schedule are incurred in South America. All of the Company's assets and other expenses are in Canada, except for $2,725,118 of assets, which are located in Peru.

10. Commitments

a) By an agreement dated 27 September 2003 (and amended in April 2006 and March 2007), the Company entered into a consulting agreement with a director and officer of the Company to act as the President and C.E.O. of the Company. Compensation per the amended agreement is $15,000 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of the termination.

b) By an agreement dated 30 September 2003 (and amended in April 2006), the Company entered into a consulting agreement with an officer of the Company to act as the Vice President of Explorations of the Company. Compensation per the amended agreement is $10,300 per month. The amended agreement is effective from 22 April 2006 and will continue for a term of two years. The Company may terminate this agreement by providing a severance package depending on the nature of termination.

c) The Company has co-signed an operating lease agreement, commencing on 1 October 2006 to 31 December 2011. The total minimum lease payments are Cdn$8,823 per month and Cdn$105,876, per annum. The Company's proportionate share of the minimum lease payments is Cdn$3,160 per month and Cdn$37,920 per annum.

11. Subsequent Events

Subsequent to period end, a total of 20,000 options were exercised for cash of Cdn$11,893.

The company also decided to relinquish its interest in the Ataspaca Project, a joint venture with Southwestern Resources.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR BEAR CREEK MINING CORPORATION

Our Management's Discussion and Analysis

Introduction

Prepared November 20, 2007 for the period ended 30 September 2007. The following discussion and analysis of the financial condition and results of operations of Bear Creek Mining Corporation (the "Company" or "Bear Creek") should be read in conjunction with the Company's unaudited interim consolidated financial statements for the period ended 30 September 2007, and the notes hereto. This discussion and analysis includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as C$.

Bear Creek Mining Corporation's ("Bear Creek" or the "Company") business is acquiring and exploring mineral properties, principally located in Peru, with the objective of creating value for shareholders by identifying economic mineral deposits which can be sold or developed. Bear Creek is a publicly traded Canadian exploration Company without any mineral producing properties, and thus, has no revenues from any mineral properties.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements that are based on the beliefs and assumptions of its management and information currently available to Bear Creek. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Bear Creek or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's exploration properties. Such statements reflect the current views of Bear Creek with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.

Activities on Mineral Projects

Current efforts are focused on gold and silver exploration in Peru. Base metals exploration prospects of potential are also considered. From time to time, precious or base metal exploration opportunities in other Latin American countries are considered when compatible with management's history and expertise. A large number of projects are under Bear Creek's review at any given time; including pre-feasibility and scoping study preparation, active drill evaluation, some being prepared for drilling, others in first pass mapping and sampling following staking or acquisition, and many in preliminary evaluation to decide if property ownership is possible or desired. Due to the generative nature of Bear Creek's business, many of the expenditures consist of drilling and assay costs, salaries for professional personnel, land, legal and property payments, and travel to/from and within properties.

Corani Project

By letter of understanding dated 19 January 2005 and subsequently formalized by an option agreement dated 15 March 2007, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto"), whereby the Company has the right to earn a 70% interest in the Corani property located in southeastern Peru, subject to Rio Tinto's claw-back right. The final option payment of $3M is due January 19, 2008 upon which the Company will have earned a 70% interest and the agreement converts to a joint venture in which Rio Tinto has a participatory 30% interest.

Current Developments at Corani

Advanced metallurgical testing on its Corani silver-base metal deposit in Peru to the point where the production of marketable concentrates has been demonstrated. Recoveries have been obtained of 80% silver and 60% for lead and zinc. These metallurgical testing results will be incorporated into a Scoping Study to be completed in the first quarter of 2008, in addition the Company expects to complete a fourth resource estimate for Corani in December 2007 or January 2008. This resource estimate will provide the resource basis for the Scoping Study.

Metallurgical testing will continue in order to optimize the processing methods. This will allow the Company to continue to focus on increasing selectivity and to maximize the amount of silver reporting to the lead concentrate. Direct cyanidation of silver mineralization with lower base metals credits will also be evaluated.

During the nine months ended 30 September 2007, the Company incurred acquisition and exploration expenditures of $5.4 million on the Corani project. Included in this total are option payments of $2.0 million, drilling costs of $1.8 million, salaries and consulting of $0.9 million, and travel costs of $0.3 million. In addition the Company recorded an accrued liability of $0.2 million for future reclamation costs of the project.

Santa Ana Project

The Company has the option to acquire a 100% interest in the Santa Ana silver project. The property, which comprises 6,300 hectares, is located in the Puno region in southern Peru.

Drilling

The Company has completed and reported 16,577 meters in three phases of drilling in ninety-eight drill holes. Silver mineralization is contained in low-angle structures and broad, vertical structural zones outcropping at surface and extending to depths of at least 150 vertical meters. Typical mineralized drilling intercepts average a thickness of 50 to 75 meters, with grades between 30 to 90 grams per ton silver. These drill intercepts include higher-grade intervals ranging from a thickness of a few meters to tens of meters, with average grades between 100 to 2,000 g/t silver. The drill hole density is felt to be sufficient to perform a preliminary resource estimate; and the Company anticipates the first resource estimate on the project in the first quarter of 2008. The target concept is to define an open-pittable, low grade silver deposit amenable to low cost heap-leaching. Mineralization appears to remain open at depth and laterally in all directions.

Drill results under soil anomalies to the north and southwest confirm that the silver anomalies in soil over covered areas on three sides of the previously drill-tested deposit indicate potential for the expansion of the mineralized areas. Additionally, the continued higher grade silver intercepts

within long intervals of lower grade mineralization indicate that separate treatment and processing may be appropriate to increase recoveries from higher-grade material. Upon completion of further drilling and metallurgical testing, the Company expects to evaluate straight heap leach, as well as pulp agglomeration heap leach approaches as process alternatives. The pulp agglomeration method utilizes vat leaching of higher grade material with accelerated recoveries followed by heap leaching for more moderate grade material. This conventional technology can produce silver dore on-site with anticipated recoveries likely to be greater than 70%. Cash costs per ounce of silver tend to be in the lowest quartile when using heap-leach technology for precious metals production.

Two drills continue on the project focusing on extending the mineralization in open directions. A third drill is being considered in early 2008.

Metallurgical Testing

A second phase test program involving three column leach tests is nearing completion at McClelland Labs in Sparks Nevada, to evaluate the amenability of the Santa Ana material to standard heap leaching methods. The testing of three columns simulating heap leach conditions is scheduled to be completed on November 21, 2007 following 120 days of leaching, at which time the columns will be unloaded for screen-fraction analyses and assay of residuals. By early December, the final recoveries and reagent consumptions will be calculated, and an analysis of optimum crushing sizes for heap leach feed can be made for scoping and Preliminary Economic Assessment purposes. Recoveries in the order of 60% silver for average grade conventional crushed heap leaching method (3/4 inch crush) and at least 70% silver for the pulp agglomeration method are expected based on preliminary results.

The first phase of metallurgical testing, which involved cyanide leach tests of 10 samples selected from areas of known silver mineralization (including both low and high grade ranges), has shown that silver recovery can be expected to be 85% with crush sizes of 50% passing 200 mesh and 71% at 70% passing 2mm. The initial results from the early bottle-roll test work show that the silver mineralization leaches well at ¾ inch crush sizes, a standard heap leach crush size.

***Santa Ana Resource and Engineering*:**

Independent Mining Consultants, Tucson, AZ is preparing the first resource estimate of the project based upon drill results through November 14, 2007. The data base will include 16,576 meters of diamond core drilling in 98 drill holes. The resource estimate, in conjunction with the final column leach test results, will provide the basis for the scoping study and Preliminary Economic Assessment for the first quarter '08. Additional resource estimates will be performed as drilling results warrant. Preliminary heap leach design alternatives are being studied, as well as water, power, and infrastructure requirements for the purposes of a scoping study.

During the nine months ended 30 September 2007, the Company incurred expenditures of $1.3 million on the Santa Ana project. Included in this total are: $0.8 million of drilling costs, salaries and consulting of $0.1 million, assays and sampling of $0.1 million and various other costs of $0.3 million. In addition, the Company recorded $0.05 million for future reclamation costs of the project.

Don Marcelo Project

On 6 December 2006, the Company entered into an option agreement, whereby the Company has the right to earn a 75% interest in the Don Marcelo property located in Peru. In order to earn its interest, Bear Creek must make payments of $4.0 million over a four year period and has a commitment to complete a geophysical survey and a drill program of 1,500 meters within the first year.

Bear Creek can acquire the remaining 25% interest in the property by either granting a 1.25% NSR to the optionor, or by making additional payments of $10 million for up to 2 million ounces recoverable gold contained within Measured and Indicated Mineral Resources as defined in a pre-feasibility study, $20 million for between 2 and 5 million ounces of recoverable gold, or $30 million for in excess of 5 million ounces of recoverable gold.

During the nine months ended 30 September 2007, the Company expended $0.3 million on the Don Marcelo project, largely on a geophysical survey.

A program of geophysics, including ground magnetics and Induced Polarization has been completed. The results have been analyzed in conjunction with geologic and geochemical information in the selection of drill targets. Initial drilling of 1,500 meters will be commencing in the end of November 2007.

Ataspaca Project

Bear Creek had a 50% interest in the Ataspaca project, located in the southern Peru copper belt. In December 2004, Bear Creek and its 50% joint venture partner, Southwestern Resources, signed a "Heads of Agreement" with Anglo American Exploration ("Anglo"), whereby Anglo could earn a 60% interest in Ataspaca in return for $2.75 million in work commitments over a four-year period and payments totaling $150,000 over a two-year period. Anglo American completed the minimum drilling requirements for the first year and has informed the Company that the results did not meet their expectations and have terminated the "Heads of Agreement". Bear Creek has reviewed the drill data and has decided to terminate its joint venture with Southwestern Resources and relinquish any interest in the property.

Antash Project

Bear Creek has an option to acquire 100% of the Fe y Esperanza 1 prospect through escalating cash payments totaling $ 665,000 by October 2008. Once the prospect is transferred to Bear Creek, a 2% NSR will be granted to the optionor. The NSR payments are capped to a maximum of $700,000. The Fe y Esperanza 1 and the Antash 1 (100% owned Bear Creek property) form the project named Antash. In March 2007 Bear Creek signed a binding letter of intent with Aztec Metals, whereby Aztec can acquire 51% interest in Antash by: a) meeting the cash payment obligations that Bear Creek has to the owner of Fe y Esperanza; b) meeting 100% of Bear Creek's finders fee obligations to a Peruvian individual during the first year and 51% after vesting its interest; and c) completing a 1,000 meters drilling program within twelve months of the signature of the agreement. Aztec is scheduled to begin drilling by late-November 2007.

In August, the Company has received $27,181 as reimbursement of expenditures. Antash represents a porphyry copper (molybdenum-gold) target.

La Yegua

La Yegua is a porphyry copper-molybdenum-gold project in the Apurimac region of Southern Peru is located 20 km northeast of Southern Peru Copper Corporation's Los Chancas. The La Yegua project includes 4,100 ha of mineral claims located approximately 250 km from the Atlantic coast and 100 km southwest of the city of Cusco.

In February 2007, Bear Creek signed a Letter of Intent with Chapleau Resources Ltd. ("Chapleau") regarding an option for Chapleau to acquire up to a 75% interest in the project. Chapleau has an opportunity to earn a 51% interest in the property by spending a total amount of $2.8 million in exploration over a four year period and the issuance of the equivalent of $0.35 million in Chapleau shares, which is based on the market price of Chapleau shares at the time of issuance, during the four years. With the issuance of an additional 1.25 million shares Chapleau may increase the vested interest from 51% to 75%.

Chapleau has informed the Company that all required exploration permits and surface agreements are in place, and that the drilling of 1,500 meters (minimum) is planned to commence in November 2007.

Generative Exploration

Generative exploration is a crucial part of the business in identifying and acquiring new opportunities. Generative exploration costs are those costs not attributable to a specific Bear Creek project. Bear Creek maintains at least two field teams and a system of field prospectors who focus on generating new exploration targets with the emphasis on gold and silver. Typically, dozens of prospects are submitted to or are generated by Bear Creek during any given quarter. At any given time, several targets may be under consideration for possible acquisition through staking or entering into third party option to purchase agreements. When Bear Creek defines a project as a distinct exploration target, it is then accounted for as a separate project.

IGV

IGV expense of $0.8 million represents the amount of IGV that has been paid to the Peruvian government during the period ended 30 September 2007. This amount is recoverable when there are future revenues generated by the Company in Peru. As the Company is an exploration stage company there can be no reasonable assurance that future revenue can be generated, and as a result the IGV receivable has been expensed.

Other Properties

Other properties are exploration properties which management has decided are not a priority or which management has chosen not to pursue and, therefore, has terminated option agreements.

Bear Creek's Results of Operations

Bear Creek is a publicly traded Canadian exploration company without any mineral producing properties, and thus, does not have revenues from any mineral properties.

For the Nine Months Ended 30 September 2007 as compared to the Nine Months Ended 30 September 2006

Net Loss and Operating Expenses

In the nine months ended 30 September, the Company generated a net loss of $9.1 million compared to a net loss of $10.5 million for the same period in 2006, a decrease of $1.4 million. The decrease is primarily due to lower drilling and exploration costs incurred on the Corani property. The Company had a loss per share of $0.21 compared to $0.27 for the same period in 2006.

Total operating expenses for the nine months ended 30 September 2007 were $10.3 million compared to operating expenses of $11.4 million for the nine months ended 30 September 2006. Stock compensation expense increased to $2.6 million in the current period, up from $2.0 million in the same period in 2006, due to an increase in the fair value of options that vested during the current period as compared to 2006, due to the increased fair value attributed to the stock options granted in 2007 and 2006 using the Black-Scholes pricing model. Exploration costs were $6.6 million in the current year, down from $8.4 million in 2006 largely due to lower drilling costs incurred on the Corani project.

For the Three Months Ended 30 September 2007 as compared to the Three Months Ended 30 September 2006

In the current quarter, the Company experienced a net loss of $2.9 million compared to a net loss of $4.0 million for the same period in 2006, a decrease of $1.1 million. The decrease is primarily due to decreased drilling and exploration costs incurred on the Corani property, along with an increase in the foreign exchange gain during the period. In the current quarter the Company had a loss per share of $0.07 compared to $0.10 for the same period in 2006.

Total operating expenses for the third quarter in 2007 were $3.7 million compared to operating expenses of $4.2 million for the same period in 2006. Exploration costs were $2.5 million in the current quarter, down from $3.1 million in the same period year, due to the decreased drilling and exploration on the Corani project. The Company had a foreign exchange gain of $0.6 million due to the Company maintaining a portion of its cash reserves in Canadian dollars, and the Company reporting its results in US dollars, in the third quarter of 2006, the Company had a foreign exchange gain of $0.1 million. During the three months ended 30 September 2007, the Canadian dollar strengthened against the US dollar.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Bear Creek and is derived from unaudited quarterly consolidated financial statements prepared by management. Bear Creek's interim consolidated financial statements are prepared in accordance with Canadian GAAP and expressed in US dollars.

Period	Revenues	Loss from Continued Operations (In Millions)	Basic and Fully Diluted Loss per Share from Continued Operations
3rd Quarter 2007	Nil	(2.9)	(0.07)
2nd Quarter 2007	Nil	(3.9)	(0.09)
1st Quarter 2007	Nil	(2.3)	(0.10)
4th Quarter 2006	Nil	(4.8)	(0.12)
3rd Quarter 2006	Nil	(4.0)	(0.10)
2nd Quarter 2006	Nil	(3.6)	(0.09)
1st Quarter 2006	Nil	(2.9)	(0.08)
4th Quarter 2005	Nil	(1.8)	(0.05)

The decrease in the third quarter of 2007 resulted primarily from a foreign exchange gain related to the Company's Canadian dollar holdings, and to decreased drilling costs on the Company's Corani project.

The increase in the second quarter of 2007 resulted primarily from an increase in stock compensation expense.

The decrease in the first quarter of 2007 resulted primarily from a decrease in drilling activities on the Corani project.

The increase in the fourth quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project, in addition the Company had additional exploration costs, including drilling on its Santa Ana project.

The increase in the third quarter of 2006 resulted primarily from increased drilling and other exploration incurred on the Corani project.

The increase in the loss for the first quarter of 2006 resulted primarily from increased drilling and other exploration costs incurred on the Corani project.

The increase in the loss for the fourth quarter of 2005 resulted primarily from additional stock compensation expenses as a result of the vesting of stock options granted in the second half of 2005 and increased drilling expenses on Corani.

Liquidity and Capital Resources

Of the $19.7 million in cash and cash equivalents as at 30 September 2007, approximately $7.0 million is denominated in Canadian dollars, with the remaining in US dollars. The Company's major exploration expenditures are denominated in US dollars. The Company places its cash and cash equivalents in either government backed loans or in Canadian chartered bank corporate paper with maturities of less than 60 days.

On 30 September 2007, the Company had 45,189,523 issued shares. The Company's net working capital as at 30 September 2007 was $19.7 million compared to a net working capital of $4.3 million as at 31 December 2006. The cash balance at 30 September 2007 was $19.7 million

compared to $5.0 million as at 31 December 2006. As at 30 September 2007 current liabilities were $0.3 million compared to $0.8 million as at 31 December 2006.

In addition, the Company accrued reclamation costs for its Corani and Santa Ana projects of $250,000 during the quarter for future site remedial work.

On August 1, 2007, the Company completed a private placement through a syndicate of underwriters of 2,425,000 units at a price of C$8.30 a unit for gross proceeds of approximately C$20.1 million. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at a price of C$10.50 over a two year period expiring on 1 August, 2009. The underwriting fees associated with this issuance included a cash commission of 5.5%.

As at 20 November 2007, the Company had 45,189,523 issued shares. The Company has 4,610,350 share purchase options and 1,212,499 share purchase warrants outstanding. The average exercise price of the share purchase options is C$2.65, and the share purchase warrants exercise price is C$10.50.

With the private placement completed in August of C$20.1 million, the Company estimates that it has sufficient cash to meet its planned expenditures and operating needs through the end of 2008. This estimate is based on current information, as the Company's expenditures and cash requirements may change over time.

Planned expenditures for the next six months include the completion of the scoping study at Corani and exercise of the Corani option. On the Santa Ana project the Company will complete a resource estimate, continue drilling and complete a scoping study; the Company will also continue exploration programs on other projects. Planned expenditures for periods beyond March 2008 are dependant on a positive scoping study reports on both Corani and Santa Ana.

The Company is aware of its cash needs and requirements and may in the future secure additional financing to satisfy its future commitments and planned expenditures, including the commencement of feasibility studies on the Corani and/or the Santa Ana projects. The Company anticipates obtaining additional financing through but not limited to, the issuance of additional equity. The Company believes that given the opportunities that the Corani and Santa Ana Projects represent and the current state of world markets the necessary financing will be obtained, although the Company has no assurance that such financing will be available on favorable terms.

Bear Creek's opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned above are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Bear Creek's performance (as measured by various factors including the progress and results of the Corani and Santa Ana projects, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets).

Financing Activity

During the nine months ended 30 September 2007, the Company received cash proceeds of $23.9 million from the private placement completed in August and the exercise of 2,071,038 Series D and E and Broker warrants and the exercise of 270,000 options.

Investing Activity

During the nine months ended 30 September 2007, the Company made an option payment of $2.0 million related to its Corani option agreement.

Transactions with Related Parties

In connection with the approval of related party transactions, the Company has a policy that requires that the terms of all such transactions must be comparable to terms available in arms-length transactions. Each of the transactions described below meet those requirements and occurred during the nine months ended September 30, 2007..

The Company received legal services, totaling $35,243, from a law firm in which a Director of Bear Creek, is a partner. Legal services were rendered in association with the Company's subsidiary in Peru and its interest in various mineral projects.

The Company received legal services, totaling $126,886, from a law firm in which an Officer of Bear Creek, is a partner. Legal fees related primarily to the amendment of the Company warrants and ongoing other administrative items.

The Company received accounting services from an accounting firm in which an Officer of the Company, is a partner. The total accounting fees paid were $48,275.

The Company received consulting services from a Director of the Company, during the period. The fees were incurred in relation to management consulting services. Total fees paid during were $34,900.

Critical Accounting Policies and Estimates

The details of Bear Creek's accounting policies are presented in note 2 of the annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results.

a) Resource Properties

During the period, the Company clarified its accounting policy with respect to acquisition costs. This does not represent a change in accounting policy and there is no effect on prior periods. The Company's revised policy is as follows:

The Company is in the process of developing its mineral properties and has adopted the policy of capitalizing significant acquisition costs for property rights. Mineral exploration costs and maintenance payments are expensed prior to the determination that a property has economically recoverable ore reserves and maintenance payments. Option payments are considered acquisition costs once the Company has the intention of exercising the option agreement.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

b) Estimates

Financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Financial Instruments

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b) Section 1530 – Comprehensive Income. Comprehensive Income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Corporation's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) The adoption of Section 3855 and 1530 had no impact on the opening equity and losses of the Company.

Disclosure Controls and Internal Control Over Financial Reporting

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the nine months ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Approval

The Audit Committee of Bear Creek has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to Bear Creek is on SEDAR at www.sedar.com

Form 52-109F2 – Certification of Interim Filings (CFO)

I, Steven Krause, Chief Financial Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 23, 2007

"Steven Krause"
Steven Krause
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings (CEO)

I, Andrew Swarthout, President and Chief Executive Officer of Bear Creek Mining Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Mining Corporation (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 23, 2007

"Andrew Swarthout"
Andrew Swarthout
President and Chief Executive Officer


BEAR CREEK
MINING CORPORATION

CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

NEWS RELEASE

November 30, 2007

BEAR CREEK ANNOUNCES LISTING OF WARRANTS

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

VANCOUVER, August 1 /CNW/ - Bear Creek Mining Corporation (TSX Venture: BCM) (the "Company") is pleased to announce that the TSX Venture Exchange has approved the listing of 1,212,499 common share purchase warrants previously issued pursuant to the private placement of 2,425,000 units that closed on August 1, 2007.

The warrants will be posted for trading on the TSX Venture Exchange at market open on Monday, December 3, 2007 under the symbol BCM.WT. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of $10.50 per share at any time up to 4:30 p.m. (Vancouver time) on August 1, 2009, subject to the provisions of the warrant indenture dated August 1, 2007 between the Company and Pacific Corporate Trust Company. A copy of the warrant indenture may be obtained under the Company's name at the SEDAR website (www.sedar.com).

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

- End -

Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com

For further information, please visit the Company's website (www.bearcreekmining.com)



CORPORATE OFFICE • VANCOUVER
#1050–625 Howe Street • Vancouver, B.C. V6C 2T6, Canada
604-685-6269 • Fax: 604-685-6268
www.bearcreekmining.com

18 December 2007

NEWS RELEASE

BEAR CREEK'S SANTA ANA DRILLING CONTINUES TO EXPAND SILVER MINERALIZATION INCLUDING HIGH-GRADE INTERCEPTS ON THE PERIMETERS OF THE OPEN FOOTPRINT

Vancouver, B.C. - Bear Creek Mining (TSX Venture: BCM) ("Bear Creek" or the "Company") is pleased to announce results from fifteen additional diamond drill holes (3,483 meters). Drilling at Santa Ana now totals 20,060 meters in 113 drill holes. Santa Ana is located 200 kilometers south of the Company's world class Corani silver-base metal deposit in southeastern Peru. Highlights of this press release include:

- Drill hole SA-48 intersects **128 m @ 70.4 g/t Ag, including 32m @ 171.9 g/t Ag and 1.2% Zn.**
- Drill hole SA-50 intersects **98m @ 75.2 g/t Ag, including 14m @ 100.7 g/t Ag, 10m @ 141.0 g/t Ag and 0.9% Zn, and 8m @ 312.5 g/t Ag.**
- Drill hole SA-55 intersects **162m @ 56.9 g/t Ag, including 20m @ 105.5 g/t Ag and 30m @ 102.7 g/t Ag.**
- Drilling under thin soil cover continues to intersect high-grade mineralization within lower-grade halos.
- Mineralized footprint measures 1.8km x 850m and remains open to the north, south and west.

Andrew Swarthout, President and CEO of Bear Creek, states "We are very encouraged that the drilling continues to expand the footprint of the silver mineralization at Sana Ana even as we complete the first resource estimate. The deposit remains open in all directions where mineralized drill holes are already up to 500 meters beyond the limits of the data being included in the resource block model. Importantly, higher-grades are still being intersected near-surface with step-out drilling, indicating that several possible vectors still exist for increasing resource at higher-grades as the district is explored and geologic understanding increases. Preliminary column leach testing strongly points towards a low-cost heap leach extraction. Santa Ana presents a very developable, straight-forward silver deposit with excellent upside potential."

Drilling results are as follow. All intercepts are down-hole lengths and true widths have not been calculated.

Drill Hole #	Azimuth (degrees)	Inclination (degrees)	Total Depth (m)	From (m)	To (m)	Interval (m) DTH	Silver (grams per tonne)	Lead (%)	Zinc (%)
SA-48	90	-60	260.0	34	162	**128**	**70.4**	0.4	**0.8**
includes				92	124	**32**	**171.9**	0.6	**1.2**
SA-48A	270	-60	206.2	52	132	**80**	**49.0**	0.3	0.3
includes				70	82	**12**	**90.5**	0.4	0.3
and				124	132	**8**	**247.0**	1.2	**0.9**
SA-49	280	-60	286.3	150	264	**114**	**37.5**	0.4	**0.8**
includes				230	248	**18**	**93.0**	0.5	**0.8**
SA-49A	100	-60	252.5	44	50	**6**	**30.3**	**0.1**	**0.3**
				106	112	**6**	**69.3**	**0.4**	**0.2**
				124	130	**6**	**36.3**	0.2	0.2
SA-50	90	-60	239.2	6	104	**98**	**75.2**	0.4	0.7
includes				8	22	**14**	**100.7**	0.8	0.5
and				30	40	**10**	**141.0**	0.3	0.9
and				54	62	**8**	**312.5**	0.5	0.5
				174	184	**10**	**50.4**	0.2	0.2
SA-50A	270	-50	283.1	60	106	**46**	**50.4**	**0.6**	**0.6**
SA-51	300	-60	170.5	No significant intervals					
SA-51A	120	-60	233.3	0	124	**124**	**34.3**	0.2	0.2
includes				30	46	**16**	**122.1**	0.4	0.3
SA-52	120	-60	281.8	0	74	**74**	**27.0**	0.1	0.2
includes				36	40	**4**	**88.0**	**0.3**	**0.3**
SA-52A	300	-50	235.5	2	56	**54**	**21.0**	0.2	0.2
includes				18	22	**4**	**81.5**	0.5	0.4
SA 53	270	-50	217.1	No significant intervals					
SA-53A	90	-50	148.8	14	48	**34**	**84.9**	0.4	0.7
includes				24	42	**18**	**125.0**	0.5	0.9
SA-54	290	-60	211.6	16	58	**42**	**31.4**	0.1	0.3
includes				50	56	**6**	**84.7**	0.2	0.3
SA-54A	110	-60	173.1	12	54	**42**	**34.3**	**0.1**	**0.2**
SA-55	120	-60	284.0	0	162	**162**	**56.9**	0.4	0.6
includes				4	24	**20**	**105.5**	0.4	**0.4**
and				42	46	**4**	**139.0**	0.3	**0.2**
and				110	140	**30**	**102.7**	**0.5**	**0.9**

(Full drill results can be found at www.bearcreekmining.com. To access the silver drill hole map directly please refer to http://www.bearcreekmining.com/i/pdf/pdfDHmapSantaAnaFINALDec17.pdf
/ To access the Santa Ana Cross Section A-A':http://www.bearcreekmining.com/i/pdf/pdfSectionASantaAnaFINALDec17.pdf)

Drilling continues to intersect blind, high-grade structures within large halos of lower grade heap-leach material (SA- 48, 49, 50, 51A and 55). Initial drill testing under the post-mineral tuff cover to the west of the mineralized footprint has successfully intersected blind, high-grade structures (SA-48 and 48A). The continued intersection of mineralization under cover, in conjunction with a rock grid sample anomaly of 90 g/t Ag on the west side of the post-mineral tuff cover, indicates that the mineralization could continue to the west for an additional 200

meters beneath shallow, untested cover. Rock and soil grid anomalies to the south have now been drill tested with significant intersections (SA-55) validating these methods for exploration under cover. Soil and rock geochem sample grids are now being expanded. Due to Christmas Holidays, drilling was temporarily suspended on December 14 and will commence again with 2 rigs on January 14, 2008. An additional drill is being considered during Q1 '08. Data is being assembled that will allow for the first resource estimation anticipated in early 2008.

Santa Ana Metallurgy

The column tests have been completed at McClelland Labs, Sparks, Nevada. The material is now being rinsed and the residual leached rock is being assayed to determine the final recovery values and reagent consumptions. The Company expects the results of the final assays by the end of the year. The results of these column tests will form the basis for the processing component of the Preliminary Economic Assessment anticipated in Q1 '08.

Santa Ana Resource and Engineering

Independent Mining Consultant is completing their work on the geological block model and Bear Creek will use this model to determine the first resource estimate. The Company expects the resource estimate to be complete early next year. Independent Mining Consultants will be preparing preliminary mining plans for the project that will be utilized in the upcoming Preliminary Economic Assessment.

Several engineering studies are being performed by the Vector Engineering office in Lima Peru to establish the costs of the heap leach and infrastructure components of the project. These studies will be incorporated into the upcoming Preliminary Economic Assessment. Andrew Swarthout, President and CEO of Bear Creek, comments "We are very pleased with the progress of the engineering elements that are being assembled for the scoping study in Q1 '08."

Exercise of Option

Bear Creek has exercised its option under its agreement with a Peruvian individual on December 12, thus acquiring ownership of an undivided, 100% interest in the Santa Ana silver project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Andrew Swarthout - President and CEO, or Patrick De Witt - Investor Relations
Phone: 604-685-6269 Direct: 604-628-1111
E-mail: info@bearcreekmining.com
For further information, please visit the Company's website (www.bearcreekmining.com)

Regulatory footnotes:
All of Bear Creek's exploration programs and pertinent disclosure of a technical or scientific nature are prepared by or prepared under the direct supervision of David Volkert, P.Geo., Bear Creek's Vice President of Exploration and/or Marc Leduc, P. Eng., Vice President of Technical Services and the President and CEO, Andrew Swarthout, P.Geo., who serve as the Qualified Persons under the definitions of NI 43-101. All diamond drilling has been performed using HQ diameter core with recoveries averaging greater than 95%. Core is logged and split on site under the supervision of Bear Creek geologists. Sampling is done on two-meter intervals and samples are transported by Company staff to Juliaca, Peru for direct shipping to ALS Chemex, Laboratories in Lima, Peru. ALS Chemex is an ISO 9001:2000-registered laboratory and is preparing for ISO 17025 certification. Silver, lead, and zinc assays utilize a multi-acid digestion with atomic absorption ("ore-grade assay method"). The QC/QA program includes the insertion every 20th sample of known standards prepared by SGS Laboratories, Lima. A section in Bear Creek's website is dedicated to sampling, assay and quality control procedures.

Certain disclosure in this release, including management's assessment of Bear Creek's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Bear Creek's operation as a mineral exploration company that may cause future results to differ materially from those expressed or implied in such forward-looking statements. *Any reference to the potential quantity & grade of mineralization at Corani is conceptual in nature, there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property. Readers are cautioned not to place undue reliance on forward-looking statements. Bear Creek expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

END